Vodafone Group Plc

Annual Report 2023

Contents

Strategic report

Governance

Financials

Other information

Welcome to our 2023 Annual Report

We have adopted a digital-first approach to our reporting reflecting how we operate as a business. Whilst the Annual Report continues to be a core part of our reporting suite, we use a simplified format and include links to interactive online content, such as videos. We also provide summaries at the start of each key section (denoted by an Ⓢ in the contents to the left).

We continue to publish a separate report that summarises our progress towards meeting the recommendations of the Task Force on Climate-related Financial Disclosures ('TCFD'), as well as a comprehensive addendum that includes data on Environmental, Social and Governance ('ESG') topics. This year, we have also published a separate cyber security factsheet which provides detail on our approach to managing cyber risk, as well as how we help our customers protect themselves.

ESG reporting

We also report against a number of voluntary reporting frameworks to help our stakeholders understand our sustainable business performance. Disclosures prepared in accordance with the Global Reporting Initiative ('GRI') and Sustainability Accounting Standards Board ('SASB') guidance can be found in our ESG Addendum and on investors.vodafone.com respectively.

Corporate website
vodafone.com

Investor Relations website
investors.vodafone.com

FY23 TCFD report
investors.vodafone.com/tcfd

ESG Addendum
investors.vodafone.com/esgaddendum

Cyber security factsheet
investors.vodafone.com/cyber

FY23 SASB disclosures
investors.vodafone.com/sasb

A-Z of ESG disclosures
investors.vodafone.com/esga-z

ESG ratings
investors.vodafone.com/esg-ratings

References

Our Annual Report has been designed to aid navigation. We have cross-referenced relevant material and included navigation icons that are 'clickable' when using the digital version of the Annual Report. Online content can be accessed by clicking links on the digital version, copying the website address into an internet browser, or scanning the QR code on a mobile device.

Read more page reference

Click to see related content online

Click or scan to watch related video content online

Watch our video content

Our performance

FY23 strategy update: Margherita Della Valle, Chief Executive

FY23 financial results: Margherita Della Valle, Chief Executive

Our digital investor briefings

Vodafone Business

Digital Services & Experiences

Vodafone Technology

Social Contract

Purpose pillars

Digital inclusion

Net zero

Responsible business

Data privacy

Cyber security

Human rights

Responsible taxation

Our governance

Jean-François van Boxmeer, Chair, on cyber security

David Nish, Chair of the Audit and Risk Committee

Amparo Moraleda, Chair of the ESG Committee

Valerie Gooding, Senior Independent Director, Workforce Engagement Lead and Chair of the Remuneration Committee

Deborah Kerr, Non-Executive Director

Stephen Carter, Non-Executive Director

Delphine Ernotte Cunci, Non-Executive Director

Simon Segars, Non-Executive Director

This document is the Group's UK Annual Report and is not the Group's Annual Report on Form 20-F that will be filed separately with the US SEC at a later date.

This report contains references to Vodafone's website, and other supporting disclosures located thereon such as videos, our ESG Addendum, our TCFD report, and our cyber security factsheet, amongst others. These references are for readers' convenience only and information included on Vodafone's website is not incorporated in, and does not form part of, this Annual Report.

A new roadmap for Vodafone

Our transformation

Our purpose is to connect for a better future. We have a new roadmap for Vodafone based on three priorities: customers, simplicity and growth. We must make four key strategic shifts.

Key strategic shifts

Balanced focus on Business + Consumer

Consumer back-to-basics to win in the market

Leaner organisation focused on value

Portfolio right-sized for growth

Action plan

Customers

Simplicity

Growth

Ambition

Best-in-class telco in Europe & Africa

Europe's leading platform for Business

Read more on page 7

Click or scan to watch our Group Chief Executive, Margherita Della Valle, introduce a new roadmap for Vodafone: **investors.vodafone.com/videos**

FY23 performance

Our financial performance was in line with expectations for the year but below our potential.

Organic service revenue growth[1]


FY23 2.2%
2.7%
2.0%
2.0%
1.4%
2.5%
1.6%
2.5%
1.4%
1.8%
0.5%
1.9%
0.5%
Q3 FY22
Q4 FY22
Q1 FY23
Q2 FY23
Q3 FY23
Q4 FY23
Group
Group excluding Turkey

- Group service revenue growth maintained throughout the year
- Growth slowdown due to commercial underperformance in Germany

Adjusted EBITDAaL


-1.3%[1]
€14.9bn
33.1%
€14.4bn
32.8%
€15.2bn
33.4%
€14.7bn
32.1%
FY20
FY21
FY22[2]
FY23

- Decline reflects weak Germany performance and higher energy costs
- Absolute adjusted EBITDAaL impacted by foreign exchange

Return on capital employed ('ROCE')[3]


6.3%
5.5%
7.2%
6.8%[3]
FY20
FY21
FY22
FY23
Pre-tax ROCE

- ROCE maintained above pre-pandemic levels despite macroeconomic challenges

Notes:
1. Organic growth. See page 219 for more information.
2. Includes benefit of a legal settlement in Italy of €105 million in FY22.
3. FY23 excludes Vantage Towers.

Full year dividend maintained at

9.0 eurocents per share

Read more about our financial performance in FY23 on pages 16 to 25

Click or scan to watch our Group Chief Executive, Margherita Della Valle, summarise our financial performance in FY23: **investors.vodafone.com/videos**

About Vodafone

Our business model

We are a European and African telecommunications company which transforms the way our customers live and work through our innovation, technology, connectivity, platforms, products and services.

How we govern

Our business model is underpinned by our strong governance and risk management framework.

Where we operate

We operate mobile and fixed networks in 17 countries and have stakes in a further five countries through our joint ventures and associates. We also partner with mobile networks in 46 countries outside our footprint. Our portfolio of local markets is supported by corporate services and shared operations, which deliver benefits through scale and standardisation.



How we are structured and what we sell[1]

Our business is comprised of infrastructure assets, shared operations, growth platforms and retail and service operations. Our retail and service operations are split across three broad business lines: Europe Consumer, Vodafone Business and Africa Consumer.

Core connectivity products and services in fixed and mobile account for the majority of our revenue. However, our portfolio also includes high return growth areas that leverage and complement our core connectivity business, such as digital services, the Internet of Things ('IoT') and financial services. We market and sell through digital and physical channels.

vodafone

Europe Consumer

€19bn

service revenue

We provide a range of market leading mobile and fixed line connectivity services in our European markets. Our converged plans combine these offerings, providing simplicity and better value for our customers. Other value added services include our Consumer IoT propositions, as well as security and insurance products.

vodafone business

Vodafone Business

€10bn

service revenue

We serve private and public sector customers of all sizes with a broad range of connectivity services, supported by our dedicated global network. We have unique scale and capabilities, and are expanding our portfolio of products and services into growth areas such as unified communications, cloud & security, and IoT.

vodacom

Africa Consumer[2]

€6bn

service revenue

We provide a range of mobile services. The demand for mobile data is growing rapidly driven by the lack of fixed broadband access and by increased smartphone penetration. Together with Vodacom's VodaPay super-app and the M-Pesa payment platform, we are the leading provider of financial services, as well as business and merchant services in Africa.

Notes:
1. Performance across our markets is summarised on pages 16 to 22.
2. Including Turkey.

Governance

The Board held six scheduled meetings this year to discuss key strategic matters, our purpose and culture, our people and stakeholder interests.

The **Nominations and Governance Committee** evaluates the composition and performance of the Board and ensures an appropriate balance of independence, skills, knowledge, experience and diversity.

The **Audit and Risk Committee** provides effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of the internal audit function and the external auditor and oversight of the Group's systems of internal control, risk management framework and compliance activities.

The **ESG Committee** oversees our Environmental, Social and Governance ('ESG') programme, including our purpose pillars, sustainability and responsible business practices, and our contribution to the societies we operate in under our social contract.

The **Remuneration Committee** advises the Board on policies for executive remuneration and reward packages for individual Executive Directors. The Committee also oversees general pay practices across the Group.

Read more on pages 74 to 86

Click or scan to watch our Non-Executive Directors speak about their roles in short video interviews: **investors.vodafone.com/videos**

Risk management

Risks are not static and as the environment changes, so do risks – some diminish or increase, while new risks appear. We continuously review and improve our risk processes in order to ensure that the Company has the appropriate level of support in meeting its strategic objectives.

Our risk framework clearly defines roles and responsibilities, and sets out a consistent end-to-end process for identifying and managing risks. We have embedded the risk framework across the Group as this allows us to take a holistic approach and to make meaningful comparisons. Our approach is continuously enhanced, enabling more dynamic risk detection, modelling of risk interconnectedness and the use of data, all of which are improving our risk visibility and our responses.

Our Board oversees principal and emerging risks, which are reported to the various management committees and the Board throughout the year. Additionally, risk owners are invited to present in-depth reviews to ensure that risks are managed within the defined tolerance levels.

Read more on pages 51 to 59

Click or scan to watch our privacy and cyber experts explain how we protect customer data and our networks: **investors.vodafone.com/videos**

Operating in a rapidly changing industry

Mega trends

The long-term trends that are shaping our industry and driving new growth opportunities.

Hybrid Working

Digital services investor briefing

- Hybrid working is becoming a permanent feature of the modern working environment.
- This requires continued investment in reliable, high-speed connections for both business and consumers.

Connected devices

Vodafone Business investor briefing

- Demand for connected devices, beyond smartphones, is growing rapidly.
- The Internet of Things ('IoT') is expected to drive huge operational efficiencies, deliver real-time information, and can be employed in a broad range of use cases.

Adoption of cloud technology

Vodafone Business investor briefing

- Large technology companies have invested heavily in advanced centralised data storage and processing capabilities that consumers can access remotely via cloud technology.
- The cloud is increasingly utilised by businesses and consumers as a more efficient way of sharing capacity and services.

Digital and green transformation for the private and public sector

Social contract investor briefing

- The European Union has launched a series of funding programmes under the banner 'NextGenerationEU', including a Recovery and Resilience facility which will also support the European Commission's digital transformation agenda.
- Companies are also increasingly looking to digitalise their operations to become more efficient and reduce their environmental impact.

Digital payments and financial services

Digital services investor briefing

- The trend towards more digital forms of payment is growing, with a broader range of financial services now being delivered through apps and online.
- In Africa, the growth in smartphone penetration is allowing consumers access to digital financial services for the first time.

Read more on pages 8 to 9

Our stakeholders

We are committed to maintaining good communications and building positive relationships with all of our stakeholders, as we see this as essential to strengthening our sustainable business.

Our customers

323m
mobile customers[1]

28m
broadband customers[1]

21m
TV customers[1]

€45.7bn
revenue across

19
operating markets[2]

Our people

104,000
employees and contractors

€5.8bn
benefits of job creation

Our suppliers

9,000
suppliers

€25bn
spend, and

€8.4bn
capital additions

Our local communities and non-governmental organisations ('NGOs')

98%
network coverage recovered within days of earthquakes in Turkey

€3m
donated in contributions and in-kind services in response to the earthquakes in Turkey and surrounding areas

Government and regulators

€2.2bn
total direct contribution across

62
markets in FY22

€9.9bn
total tax and economic contribution in FY22

Our investors

1,000
interactions with institutional investors in FY23

€2.5bn
paid in dividends in FY23 and

€2.0bn
interest paid in FY23

Notes:
1. Includes VodafoneZiggo and Safaricom.
2. Including Vodafone Hungary and Vodafone Ghana which were sold in January 2023 and February 2023 respectively.

Read more on pages 10 to 12

Financial and non-financial performance

Key Performance Indicators

Our progress

We measure our success by tracking key performance indicators that reflect our strategic, operational and financial progress and performance.

Financial results summary

		2023	2022	2021
Group revenue	€m	**45,706**	45,580	43,809
Group service revenue	€m	**37,969**	38,203	37,141
Operating profit[1]	€m	**14,296**	5,813	5,129
Adjusted EBITDAaL[2]	€m	**14,665**	15,208	14,386
Profit for the financial year[1]	€m	**12,335**	2,773	483
Basic earnings per share[1]	€c	**42.77**	7.71	0.20
Adjusted basic earnings per share[1,2]	€c	**11.45**	11.68	7.90
Cash inflow from operating activities	€m	**18,054**	18,081	17,215
Adjusted free cash flow[2]	€m	**4,842**	5,437	5,019
Borrowings less cash & cash equivalents	€m	**(54,685)**	(62,596)	(61,939)
Net debt[2]	€m	**(33,375)**	(41,578)	(40,543)
Total dividends per share	€c	**9.00**	9.00	9.00

Operational key performance indicators

		2023	2022	2021
Europe mobile contract customers[3]	million	**64.8**	66.4	65.4
Europe broadband customers[3]	million	**24.7**	25.6	25.6
Europe Consumer converged customers[3]	million	**9.1**	9.0	7.9
Europe mobile contract customer churn	%	**13.5**	13.6	13.7
Africa mobile customers[4]	million	**189.9**	184.5	178.0
Africa data users[4]	million	**94.8**	89.9	84.9
Business service revenue growth[2]	%	**2.6**	0.8	(0.6)
Europe TV subscribers[3]	million	**20.7**	21.9	22.2
IoT SIM connections	million	**162.3**	150.1	123.3
Africa M-Pesa customers[4]	million	**56.7**	52.4	48.3
Africa M-Pesa transaction volume[4]	billion	**26.0**	19.9	15.2
Digital channel sales mix[5]	%	**26**	25	26
End-to-end TOBi completion rate[6]	%	**56.2**	42.9	34.6
5G available in European cities[3]	#	**332**	294	240
Europe on-net gigabit capable connections[3]	million	**50.0**	48.5	43.7
Europe on-net NGN broadband penetration[3]	%	**29**	30	30
Pre-tax return on capital employed[2,7]	%	**6.8**	7.2	5.5
Post-tax return on capital employed[1,2,7]	%	**5.1**	5.2	4.0
Europe markets where 3G switched off[3]	#	**4**	4	3

Notes:
1. FY22 and FY21 have been re-presented for the reclassification of Indus Towers Limited which is no longer reported as held for sale. See page 151 for more information.
2. This is a non-GAAP measure. See page 219 for more information.
3. Including 100% of VodafoneZiggo.
4. Africa including 100% of Safaricom, excluding Ghana.
5. Based on Germany, Italy, UK and Spain only.
6. Defined as percentage of total customer contacts resolved without human interaction through TOBi. Group excluding Egypt.
7. The FY23 ROCE excludes Vantage Towers. FY22 excluding Vantage Towers pre-tax ROCE is 7.0% and post-tax ROCE is 5.0%.

Purpose, sustainability and responsible business

We want to enable a digital, inclusive and sustainable society. To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting lawfully and with integrity is critical to our long-term success.

Digital Society		2023	2022	2021
Cumulative V-Hub unique visitors	million	**5.2**	3.6	1.1
Registered farmers on agricultural platforms	million	**5.0**	2.9	2.1

Inclusion for All		2023	2022	2021
4G population coverage (outdoor 1Mbps) – Europe[1]	%	**99**	99	98
4G population coverage (outdoor 1Mbps) – Africa[2]	%	**70**	65	62
4G population coverage (outdoor 1Mbps) – Group	%	**85**	82	75
Our people				
Average number of employees and contractors[3]	thousand	**104**	104	105
Employee engagement index[4]	%	**76**	73	74
Employee turnover rate (voluntary)	%	**12**	14	8
Women on the Board	%	**54**	50	45
Women in management and senior leadership roles	%	**34**	32	32
Women as a percentage of employees	%	**40**	40	40

Planet[5]		2023	2022	2021
Energy use				
Total electricity cost	€bn	**1.2**	0.8	0.8
Total energy use[6]	GWh	**6,274**	6,125	6,142
Mobile and fixed access network and technology centres energy use	%	**93**	93	94
Percentage of purchased electricity from renewable sources	%	**81**	77	55
Percentage of purchased electricity from renewable sources in Europe	%	**100**	96	79
Greenhouse gas emissions ('GHGs')				
Total Scope 1 and Scope 2 GHG emissions (market-based method)[6]	m tonnes CO_2e	**0.97**	1.08	1.42
Total Scope 3 GHG emissions[6]	m tonnes CO_2e	**10.1**	9.6	9.4
Total customer emissions avoided due to our green digital solutions[6]	m tonnes CO_2e	**24.9**	15.6	6.2
Waste				
Total network waste (including hazardous waste)[6]	metric tonnes	**12,407**	8,381	7,173
Network waste reused or recycled[6]	%	**96**	95	98

Responsible business		2023	2022	2021
Code of Conduct				
Completed 'Doing What's Right' employee training	%	**92**	89	84
Number of 'Speak Up' reports	#	**505**	642	623
Health & safety				
Number of lost-time incidents – employees and contractors	#	**19**	12	7
Lost-time incident rate per 1,000 employees and contractors	#	**0.2**	0.11	0.06
Responsible supply chain				
Total spend	€bn	**25**	24	24
Number of direct suppliers	#	**9**	9	11
Number of site assessments conducted collectively by JAC[7] initiative members	#	**83**	71	76
Tax and economic contribution				
Total tax and economic contribution[8]	€bn	**–**	9.9	9.6

Notes:
1. Changes to FY22 figures relate to alignment of the Europe segment to exclude Turkey.
2. Based on coverage in Africa, including Egypt. Ghana is included in 2021 and 2022 metrics.
3. Calculation considers employee pro-rated headcount.
4. The employee engagement index is based on a weighted average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer.
5. Data calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. For full methodology see our ESG Addendum 2023.
6. Comparative metrics have been restated in lie with our updated methodology. See our ESG Addendum 2023 for more detail.
7. Joint Alliance for CSR.
8. Includes direct taxes, non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and indirect taxes collected on behalf of governments around the world, excludes joint ventures and associates. The FY23 figure will be finalised during FY24. For more information, refer to our Tax and Economic Contribution reports, available at: vodafone.com/tax.

Chair's message

A new roadmap for Vodafone

This year has been a challenging one for Vodafone and for many of our customers, following the rise in energy costs and broader inflation. We have taken a number of steps to mitigate the impact of these cost pressures.

However, as a Board, we recognise that the Company has also underperformed, and that change is needed. This will require a transformation of the Group, so that Vodafone can realise its full potential.

Group Chief Executive succession

In December 2022, we announced that Nick Read would step down as Group Chief Executive. The Board and I would like to thank Nick for his commitment and significant contribution to Vodafone throughout his career spanning more than two decades with the Company.

The Board has undertaken a rigorous internal and external search to find the best possible candidate, and in April 2023 I was delighted to announce the appointment of Margherita Della Valle as Group Chief Executive. Margherita has a strong track record during her long career at Vodafone in marketing, operational, commercial and financial positions. During her time as interim Group Chief Executive, the Board and I have been impressed with her pace and decisiveness to begin the necessary transformation of the Company. Margherita has the full support of myself and the Board for her plans for Vodafone to provide a better customer experience, become a simpler business and accelerate growth – and deliver value for our shareholders.

Board composition

As I wrote last year, my ambition for this year was to further enhance the Board's experience within the telecommunications and technology sectors. I was therefore pleased to welcome four new Non-Executive Directors to the Board this year: Stephen Carter, Delphine Ernotte Cunci, Simon Segars and Christine Ramon. Their appointments bring extensive experience and strong track records of value creation, which will be of great support to the Group.

On 10 May 2023, the Board approved the creation of a Technology Committee as a Committee of the Board. The Technology Committee, once established in due course, will oversee the technology strategy and how it supports the overall Company strategy. The creation of a Technology Committee – run by the highly experienced team of Simon Segars, Stephen Carter, Delphine Ernotte Cunci and Deborah Kerr – will be a great additional benefit to the Board and to Vodafone. On the same date, having completed either 9 years or almost 9 years, we also announced that Valerie Gooding, Sir Crispin Davis and Dame Clara Furse would not be seeking re-election at the 2023 Annual General Meeting ('AGM'). I would like to thank my colleagues for their outstanding service to the Company and look forward to their continuing contribution until the AGM. In light of these retirements and following a review of committee membership, a number of Non-Executive Directors will take on new roles, including David Nish, who will be appointed Senior Independent Director.

On 11 May 2023, we announced that we had agreed a strategic relationship with Emirates Telecommunications Group Company PJSC ("e&"). This marks the next phase in a strategic relationship that began last year, and I'm delighted we have strengthened our existing relationship with e&, which will bring additional telecoms experience to our Board in the future.

FY23 financial performance

Our financial results for FY23 have been in line with expectations for the year. Total revenue increased by 0.3% to €45.7 billion, with Group organic service revenue growing by 2.2% this year. This was driven by continued good growth in the UK, Other Europe and Africa, partially offset by declines in Germany, Italy and Spain.

Adjusted EBITDAaL declined by 1.3%[1] reflecting the impact of higher energy costs and commercial underperformance in Germany. These factors more than offset the benefits of service revenue growth and a further €0.2 billion of savings from our ongoing European cost efficiency programme. Our reported financials were also impacted by adverse currency movements during the year. Overall Group returns were broadly maintained, with a return on capital employed ('ROCE') of 6.8% on a pre-tax basis (excluding Vantage Towers)[1]. Group operating profit increased by 146% to €14.3 billion, largely reflecting a gain on disposal from Vantage Towers, and as a result basic earnings per share increased to 42.77 eurocents.

Following the successful disposal of Vodafone Hungary and partial sale of Vantage Towers, our balance sheet position has also improved, with Group leverage now at 2.5x.[2] The Board has declared a total dividend per share of 9.0 eurocents, implying a final dividend per share of 4.5 eurocents, which will be paid on 4 August 2023 following shareholder approval at our AGM.

Taking a leadership role in shaping the future of digital connectivity

Over the last few years, we have seen significant shifts in society and the direct role telecoms plays. Digital connectivity is an important priority for governments as it increasingly impacts the relative competitiveness and resilience of countries.

Vodafone is firmly committed to supporting Europe and Africa in realising their digital ambitions. However, in order to do so, investment in digital infrastructure is critical. While the European Union has set out a clear vision and Digital Decade targets for a more sustainable and prosperous future, there is currently an estimated €300 billion gap between their ambitions and Europe's current investment plans.

This investment gap is primarily due to the unintended consequences of past policy and regulatory decisions, which have impacted returns for the telecommunications industry. Returns have remained below the cost of capital for over a decade, restricting the appetite for further investment.

Whilst we welcome a number of positive reforms towards pro-investment policy, the current pace and magnitude of change is not enough. Further pro-investment policy reform is required to drive growth and scale in the sector. If delivered, it would enable operators to earn a sustainable return and support the much-needed investment required to safeguard Europe and Africa's global competitiveness.

Going forward

On behalf of the Board, I would like to thank all of our colleagues across the Group who have continued to work tirelessly to support our customers – keeping them reliably connected.

As we enter FY24, the macroeconomic outlook still remains uncertain. I am confident that under Margherita's leadership we will improve the Company's performance and drive value for all of our stakeholders.

Jean-François van Boxmeer
Chair

Notes:
1. This is a non-GAAP measure. See page 219 for more information.
2. Proforma ratio after adjusting for foreign exchange and M&A.

Chief Executive's statement and strategic roadmap

Delivery through Customers, Simplicity & Growth

"Today I am announcing my plans for Vodafone. Our performance has not been good enough. To consistently deliver, Vodafone must change. My priorities are customers, simplicity and growth. We will simplify our organisation, cutting out complexity to regain our competitiveness. We will reallocate resources to deliver the quality service our customers expect and drive further growth from the unique position of Vodafone Business."

Margherita Della Valle, Group Chief Executive

We set out below a new roadmap for Vodafone, following a strategic review conducted over the last five months.

1. Vodafone must change

The circumstances of our industry and the position of Vodafone within it, require us to change.

- The European telecommunications sector has amongst the lowest return on capital employed ('ROCE') of any sector in Europe, alongside the highest capital investment demands. This has resulted in ROCE being below the weighted average cost of capital ('WACC') for over a decade, impacting total shareholder returns.
- More importantly, the comparative performance of Vodafone has worsened over time, which is connected to our customer experience.
- Our market position and performance varies by geography and segment. Where we have the right combination of strong local execution and a rational market structure, we can grow and drive returns. There are also material differences between our Consumer and Business segments, with Business growing in nearly all of our European markets
- Our turnaround must be built from our strengths, but we need to overcome some clear challenges. We are more complex than we need to be, which limits our local commercial agility.

2. Strategic shifts

Our target is to be a best-in-class telco in Europe and Africa, and become Europe's leading platform for Business. To achieve this, we must change in four essential areas.

- We will rebalance our organisation to maximise the potential of Vodafone Business, which continues to accelerate growth, and we believe has a unique set of capabilities and has a strong position in a large and growing market as organisations digitalise.
- In order to win in our consumer markets, we will refocus on the basics and deliver the simple & predictable experience our customers expect.
- We will be a leaner and simpler organisation, to increase our commercial agility and free up resources.

We will focus our resources on a portfolio of products and geographies that is right-sized for growth and returns over time.

3. Our action plan

To execute the change in these four areas, we have an action plan already underway, focused around three priorities: Customers, Simplicity and Growth. Early examples of this action plan include:

- **Customers:** Significant investment reallocated in FY24 towards customer experience and brand;
- **Simplicity:** 11,000 role reductions planned over three years, with both headquarters and local markets simplification; and
- **Growth:** Germany turnaround plan, continued pricing action and strategic review in Spain.

We will change the level of ambition, speed and decisiveness of execution. We will have empowered markets focused on customers, scale up Vodafone Business and take out complexity to simplify how we operate.

Our transformation

Our purpose is to connect for a better future. We have a new roadmap for Vodafone based on three priorities: customers, simplicity and growth. We must make four key strategic shifts.


Key strategic shifts
Balanced focus on Business + Consumer
Consumer back-to-basics to win in the market
Leaner organisation focused on value
Portfolio right-sized for growth
Action plan
Customers
Simplicity
Growth
Ambition
Best-in-class telco in Europe & Africa
Europe's leading platform for Business

Click or scan to watch a more detailed outline of the new roadmap for the transformation of Vodafone: **investors.vodafone.com/videos**

Mega trends

Long-term trends shaping our industry

Digital services and next-generation connectivity are increasingly central to everything we do – and will be the driving forces that redefine relationships between sectors, employers, employees, customers, and friends and family.

There are five 'mega trends' that we believe will continue to shape our industry in the years ahead: hybrid working, connected devices, adoption of cloud technology, the digital and green transformation of public and private sectors, and digital payments.

Hybrid working

Over the past few years we have seen a dramatic shift in working patterns, which are now being maintained following the end of the COVID-19 pandemic. Companies have now moved from largely office-based environments to more 'hybrid' working models, thereby providing their employees with much greater flexibility as to how and where they work, whilst still ensuring high or even increased levels of productivity. This change in working patterns will continue to drive increased demand for fast and reliable fixed and mobile networks, as well as a range of supporting services such as cloud-based productivity and communication platforms.

The majority of large multinationals already have remote working capabilities; however they are now moving to more efficient technologies. Smaller companies, ranging from corporates to small and medium-sized offices, rely on network operators such as Vodafone to provide secure remote working solutions. These solutions include virtual private networks, unified communication services and the migration of enterprise applications to the cloud. This is vital for business continuity, and it provides network operators with an opportunity to further deepen their customer relationships by offering a broad range of services.

Connected devices

The world is becoming ever more connected, and it is not just driven by smartphones. A wide range of new devices, across all sectors and applications, are increasingly being connected to the internet. These connected devices, known as the Internet of Things ('IoT'), are expected to increase by around 55% to over 23 billion devices by 2025[1]. This is driven by continued reductions in the cost of computing components, advances in cross-device operability and software, and the near-ubiquity of networks.

For consumers, there is a growing range of applications such as smartwatches, tracking devices for pets, bags and bicycles, and connected vehicles – which can lower insurance premiums and enable a range of advanced in-vehicle solutions.

For businesses, the demand for IoT and potential use cases is even more evident. These include solutions such as automated monitoring of energy usage across national grids, tracking consumption in smart buildings and detecting traffic and congestion in cities.

In environments that are more localised, such as factories and ports, network operators are building and running Mobile Private Networks ('MPNs'). MPNs offer corporate customers unparalleled security and bespoke network control. As an example, MPNs enable autonomous factories to connect to thousands of robots, enabling them to work in a synchronised way. Once a product leaves the factory it can also be tracked seamlessly through global supply chain management applications, whether it is delivered through the post, in a vehicle or even via drones.

In areas where the same solution can be deployed across multiple sectors, network operators are moving beyond connectivity to provide complex end-to-end hardware and software solutions such as surveillance, smart metering and remote monitoring; it is often more efficient for these solutions to be created in-house. Scaled operators can leverage their unique position to co-create or partner with nimble start-ups at attractive economics.

As the number of IoT devices increases, physical assets are also communicating with each other in real-time and new digital markets are being established. This is leading to the Economy of Things, where connected devices securely trade with each other on a user's behalf, without human intervention. This presents businesses across multiple industries with exciting opportunities to transform goods into tradeable digital assets which can compete in new disruptive online markets.

Click or scan to watch our digital services and experiences investor briefing:
investors.vodafone.com/digital-services

Adoption of cloud technology

Over the past decade, large technology companies have invested heavily in advanced centralised data storage and processing capabilities that organisations and consumers can access remotely through connectivity services (commonly termed 'cloud' technology). As a result, organisations and consumers are increasingly moving away from using their own expensive hardware and device-specific software to using more efficient shared hardware capacity or services through the cloud. This is popular as it allows upfront capital investment savings, the ability to efficiently scale resources to meet demand, systems that can be easily updated and increased resilience. This is driving demand for fast, reliable and secure connectivity with lower latency.

Many small businesses increasingly understand the benefits of cloud technology; however, they lack the technical expertise or direct relationships with large enterprise and cloud specialists. This presents an opportunity for network operators, particularly those with strong existing relationships, as they can effectively help customers navigate their move to the cloud at scale.

Note:
1. GSMA Mobile Eonomy Report 2022.

Larger corporates, which may already use the cloud today, are progressively moving away from complex systems based on their own servers or single cloud solutions, to multi-cloud offers sold by network operators and their partners. This approach reduces supplier risk and increases corporate agility and resilience. Large corporates continue to drive higher demand for robust, secure and efficient connectivity services as they transition from their own legacy hardware and services. Cloud providers also recognise the criticality of telecommunications networks. Many cloud providers are partnering with the largest network operators, sometimes through revenue sharing agreements, to develop edge computing solutions which integrate data centres at the edge of telecommunication networks to deliver customers reduced latency. The opportunity is significant as the total addressable market in business-to-business cloud & security is expected to reach €82 billion by 2025 compared to €65 billion today.

Consumers use cloud solutions for a variety of reasons, including digital storage, online media consumption or interacting through the metaverse. Consumer hardware can also in some cases be replaced by cloud-first solutions. For example, new cloud-based gaming services allow consumers to stream complex, bandwidth-heavy computer games directly to their phones or tablets, without the need for expensive dedicated hardware. Fast and reliable connectivity will act as a catalyst for further innovation and consumer applications, many of which do not currently exist today.

Read more about how Vodafone's leading gigabit connectivity infrastructure supports the digital society on pages 29 to 30

Click or scan to learn more about our IoT leadership and evolution in our Vodafone Business investor briefing: **investors.vodafone.com/vbbriefing**

Digital and green transformation of the public and private sectors

As a part of the fiscal response to the COVID-19 pandemic, the European Union has launched a series of funding programmes with €723.8 billion available under the banner 'NextGenerationEU'. This includes the Recovery and Resilience facility, which combines €385.5 billion of loans and €338 billion of grants available to European Union Member States. Of these grants, approximately 70% are being allocated to European Union Member States in which Vodafone has an operating presence. The range of funding presents a direct and indirect opportunity given that at least 20% of the total funding is planned to support the European Commission's digital transformation agenda.

The UK and many of our African markets have similar stimulus measures in place. These support measures will help connect schools, hospitals and businesses to gigabit networks and provide hardware, such as tablets, to millions of school children.

Similarly, the European Union has committed to be carbon-neutral by 2050. Mobile network operators across Europe will be able to benefit from these funds as they seek to limit their impact on the climate, and help their customers from across the private and public sectors reduce their own energy use and carbon emissions.

Small and medium-sized enterprises ('SMEs') in Europe can often lag behind in terms of digital adoption. However, under various government-led support mechanisms, SMEs will be eligible for vouchers, grants and loans to transition to eCommerce, upskill employees, and move to cloud-based solutions whilst ensuring they are secure as they do so. SMEs will look to trusted and experienced network operators which can offer a full suite of solutions, whilst also help them navigate technical and regulatory processes. Finally, to ensure the benefits of these projects are spread equitably, funding is also being allocated towards rural inclusion to subsidise the building of network infrastructure where it is currently uneconomical for operators to do so.

Read more about our purpose to enable an inclusive and sustainable digital society on pages 35 to 38

Digital payments

Businesses in Europe continue to expand and migrate sales channels from physical premises to online channels such as websites and mobile applications. As a result, businesses increasingly transact through mobile-enabled payment services which remove the need for legacy fixed sales terminals. Consequently, businesses demand reliable and secure mobile connectivity. Consumers are also increasingly transitioning away from using cash to digital payment methods conducted directly via mobile phones or smartwatches, further increasing the importance of mobile networks.

In Africa, digital payments are primarily conducted via mobile phones through payment networks owned and operated by network operators, and the annual value of mobile money transactions has reached a key milestone in 2021 with one trillion transactions globally[1]. Consumers are also moving beyond peer-to-peer transactions as rising smartphone penetration drives the adoption of mobile payment applications. Network operators and a range of FinTech startups are using these applications to sell additional financial services focused products, ranging from advances on mobile airtime and device insurance to more complex offerings such as life insurance, loans and e-commerce marketplaces. This plays a critical role in improving financial inclusion for millions of people across Africa where the traditional banking sector has not been able to reach.

Businesses are also increasingly reliant on operator-owned payment infrastructure for consumer-to-business payments and for large business-to-business transfers. These payment networks drive scale benefits for the largest operators by allowing customers to save on transaction fees whilst also driving both business and consumer customers to seek reliable and secure networks.

Click or scan to watch our digital services and experiences investor briefing: **investors.vodafone.com/digital-services**

Note:
1. GSMA State of the Industry Report on Mobile Money 2022

Stakeholder engagement

Engaging regularly with our stakeholders is fundamental to the way we do business

Regular engagement ensures we operate in a balanced and responsible way, in both the short and longer term.

We are committed to maintaining good communications and building positive relationships with all of our stakeholders, as we see this as essential to strengthening our sustainable business.

Vodafone is required to provide information on how the Directors have performed their duty under section 172 of the Companies Act 2006 to promote the success of Vodafone, and these matters are covered throughout this Annual Report and summarised in the table below. This includes how those matters and the interests of Vodafone's key stakeholders have been taken into account by the Directors.

We have also summarised our interactions with key stakeholders during the year in this section. The engagement mechanisms directly involving the Directors are indicated below with a (B) symbol.

Section 172 factor	Disclosure	Location
The likely consequences of any decision in the long term	Key performance indicators	Pages 4 to 5
	Business model	Page 2
	Stakeholder engagement	Pages 10 to 12
	Our purpose	Pages 28 to 39
	Responsible business	Pages 40 to 49
	Risk management	Pages 51 to 59
	Governance	Pages 60 to 109
The interests of the Company's employees	Stakeholder engagement	Pages 10 to 12
	Our people strategy	Pages 13 to 15
	Key performance indicators	Pages 4 to 5
	Our purpose	Pages 28 to 39
	Responsible business	Pages 40 to 49
	Our Company purpose, values, and culture	Page 64
	Remuneration Committee, Remuneration Policy and Annual Report on Remuneration	Pages 85 to 106
The need to foster the Company's business relationships with suppliers, customers and others	Business model	Page 2
	Stakeholder engagement	Pages 10 to 12
	Chief Executive's statement and strategic roadmap	Page 7
	Our purpose	Pages 28 to 39
	Responsible business	Pages 40 to 49
	Risk management	Pages 51 to 59
	Board activities and principal decisions	Pages 71 to 72
	Supplier financing arrangements	Pages 37 and 177
The impact of the Company's operations on the community and the environment	Stakeholder engagement	Pages 10 to 12
	Our purpose	Pages 28 to 39
	TCFD disclosure	Pages 58 to 59
	Responsible business	Pages 40 to 49
	Contribution to Sustainable Development Goals	Page 39
	ESG Committee	Pages 83 to 84
The desirability of the Company maintaining a reputation for high standards of business conduct	Stakeholder engagement	Pages 10 to 12
	Responsible business	Pages 40 to 49
	Governance	Pages 60 to 109
The need to act fairly as between members of the Company	Stakeholder engagement	Pages 10 to 12
	Governance	Pages 60 to 109
	Shareholder information	Pages 230 to 235

Our customers

We are focused on deepening our engagement with our customers to develop long-term valuable and sustainable relationships. We have hundreds of millions of customers across Europe and Africa, ranging from individual consumers to large multinational corporates.

How did we engage with them?

– Digital channels (MyVodafone app, TOBi chatbots, social media interaction and the Vodafone website), and call centres and branded retail stores

What were the key topics raised?

– Better value offerings and converged solutions for customers
– Fast and reliable data networks and wider coverage
– Making it simple and quick to deal with us, with prompt feedback and resolution of service-related issues
– Managing the challenge of data-usage transparency

How did we respond?

– Improved efficiency and functionality of MyVodafone app
– Expanded our 4G and 5G coverage
– Stronger focus on Customer Experience ('CX') with new automated satisfaction tracking tools, setting up CX boards in all markets and increasing investments to reduce customer detraction
– Continued to leverage our digital channels to support easy access for all of our customers
– Enabled free international calling and roaming for our customers following the devastating earthquakes in Turkey and surrounding areas
– Supported financially vulnerable customers in the cost of living crisis
– Drove inclusion and affordability for smartphones and technology hardware by introducing trade-in & Flex propositions in nine markets
– Entered an exclusive three-year partnership with WWF to collect one million phones for the planet to support the circular economy

Our people

Our people are critical to the successful delivery of our strategy. It is essential that they are engaged and embrace our purpose and values. Throughout the year we focused on a number of areas to ensure that everyone is highly motivated, and we remained focused on wellbeing.

How did we engage with them?

– Regular meetings with managers
– (B) European Employee Consultative Committee
– Inaugural Vodacom Group Employee Engagement Forum
– (B) National Consultative Committee (South Africa)
– (B) Executive Committee discussions
– (B) Internal website and live webinars, newsletters and other digital communications
– (B) Employee Speak Up channel
– Global employee surveys, including onboarding and exit surveys

What were the key topics raised?

– Enhancing performance management and career development
– A balanced hybrid working approach
– Global and local market communication channels
– Global Pulse and Spirit Beat survey actions
– Increasing engagement amongst new hires
– Importance of manager/employee relationships
– Impacts of the macroeconomic environment
– Supporting colleagues affected by the earthquakes in Turkey

How did we respond?

– Launched a new performance management system
– Embedded our integrated skills and learning platform
– Strengthened our global senior leadership programme
– Reviewed our global hybrid ways of working policy
– Refreshed manager learning and support guides
– Redesigned our global onboarding processes and new starter support
– Regular business and trading updates communicated to staff
– Provided support for colleagues and their relatives affected by the earthquakes in Turkey; as well as free psychological and wellbeing guidance and matched employee donations

Our suppliers

Our business is helped by 9,000 suppliers who partner with us. These range from start-ups and small businesses to large multinational companies. Our suppliers provide us with the products and services we need to deliver our strategy and connect our customers.

How did we engage with them?

– Supplier audits and assessments
– Safety forums, events, conferences and site visits
– Purpose criteria in tenders relating to planet, diversity and safety

What were the key topics raised?

– Improving health and safety standards
– Driving towards net zero emissions in supply chains
– Supplier and product innovation

How did we respond?

– Held quarterly safety forums
– Recognised suppliers through awards for health and safety, diversity and inclusion and planet efforts at our Arch Summit
– Collaborated with industry peers and suppliers through the Joint Alliance for CSR ('JAC'), formerly known as the Joint Audit Cooperation
– Launched environmentally-linked supply chain finance programme

Our local communities and non-governmental organisations ('NGOs')

We believe that the long-term success of our business is closely tied to the success of the communities in which we operate. We interact with local communities and NGOs, seeking to be a force for good wherever we operate.

How did we engage with them?

– Through our products and services
– Community and NGO interaction on education, health, agriculture and inclusive finance projects, and on our humanitarian response to global issues including the war in Ukraine
– Participation in multi-stakeholder working groups on policy issues at the national and international level

What were the key topics raised?

– Increasing access to connectivity and digital services, by closing the digital divide, closing the rural gap and connecting SMEs
– Human rights topics including digital child rights
– Environmental topics including net zero and the circular economy
– Delivery of global and national development goals including UN Sustainable Development Goals

Stakeholder engagement (continued)

How did we respond?
- Our previous Group Chief Executive chaired a UN Broadband Commission working group on increasing smartphone access and co-chaired a pillar of the International Telecommunication Union's Partner2Connect initiative
- Participated in partnerships and working groups on human rights
- Participated and engaged with key environmental initiatives, including the Science Based Targets initiative and CDP
- Launched a response to the earthquakes in Turkey and surrounding areas with NGOs and charities

Governments and regulators

Our relationship with governments and regulators is important and we hope to work together on policies impacting our industry and customers, while also enabling them to better understand the positive impact we can have on the environment and communities we operate in.

How did we engage with them?
- (B) Participation and attendance at company and industry meetings with government and regulators, EU institutions, public forums and parliamentary processes
- (B) Meetings with commissioners, ministers, elected representatives, policy officials and regulators
- Hosting and participating in workshops and events to improve sector understanding of connectivity and digitalisation
- (B) Our Chair chairs the European Round Table for Industrialists, which promotes competitiveness and prosperity and engages with European and global institutions, and governments

What were the key topics raised?
- Regulatory and policy environment and compliance
- Responses to COVID-19 and the war in Ukraine
- Security and supply chain resilience, and data protection and privacy
- Digital societies, digital inclusion, the climate transition and the European Green Deal

How did we respond?
- Engaged on the digital and green transformation of the EU, and the Digital Decade targets such as the digitalisation of industries and SMEs
- Communications on the impact of electromagnetic fields ('EMF')
- Engaged on network investments, design and deployment, and issues such as the allocation of spectrum and the protection of consumers
- Discussed policy and regulatory environment that facilitates investment in technology
- Engaged with the EU with respect to the data economy, including data protection, digital principles, and data sharing
- Engaged with the UN on digital inclusion via the ITU and UN Broadband Commission, and climate topics via COP27

Click to read more about our social contract in our latest investor briefing. The materials set out why a reset of the European regulatory framework is so important; how through our social contract we have taken a leadership role in improving our relationship with governments and policymakers; and what is need in terms of policy reform: **investors.vodafone.com/social-contract**

Our investors

Our investors include individual and institutional shareholders as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme.

How did we engage with them?
- (B) Personal meetings, roadshows, conferences
- (B) Annual & interim reports and presentations
- (B) Investor relations website used as primary digital communications tool and is available to all shareholders (institutional and retail), including over 12 hours of dedicated video content covering investor events and interviews with Non-Executive Directors
- Stock Exchange News Service ('SENS') announcements
- (B) Annual General Meeting ('AGM')
- (B) Investor perception study and regular feedback survey
- For FY24, further resources will be available to individual shareholders, such as online presentations hosted by the UK Individual Shareholders Society
- Our Registrar, Equiniti, operates a portfolio service which provides shareholders with the ability to manage their holdings

What were the key topics raised?
- Strategy to deliver sustained financial growth and operational priorities
- Allocation of capital, deleveraging strategy and dividend policy
- Portfolio optimisation
- Corporate governance practices
- ESG strategy, targets and reporting

How did we respond?
- We conducted over 1,000 investor interactions through meetings with major institutional shareholders, debt investors, individual shareholder groups and financial analysts, and attended conferences
- Meetings were attended by Directors and senior management, including our Chair, Group Chief Executive, Chief Financial Officer, and Executive Committee members

Our people strategy

Our people strategy is to create an inclusive environment for growth where everyone has the opportunity to thrive. Our engaged and experienced team are a key strength and will support us as we begin the transformation of Vodafone.

The Spirit of Vodafone

Our culture – the 'Spirit of Vodafone' – outlines the beliefs we stand for and the behaviours that enable our strategy and purpose.

We foster our culture by developing individual habits that reinforce our Spirit, invest in leadership development to role model our beliefs, and ensure systems, processes and milestone activities are aligned with the Spirit of Vodafone. We measure our progress and identify where to take action via a bi-annual employee survey called 'Spirit Beat'. In our latest Spirit Beat survey (September 2022), we had an 83% response rate and sustained high scores in engagement, connection to purpose and Spirit.

Spirit Beat surveys

Measurement	Sept 2022	Apr 2022
Engagement	76	82
Purpose	88	93
Team Spirit Index[1]	84	87
Response rates	83	84

Note:
This year we expanded our listening strategy and as part of this unified our scoring methodology to a 5-point scale and favourable percentage (from a 7-point scale and weighted average). This new scoring methodology provides less choice and greater distinction so any change between -3 to -5 points for Spirit Beat is likely due to the scale change, rather than a real decline.

1. The Team Spirit Index represents an overall view of how people are doing on the Spirit of Vodafone and takes into account each of our Spirit Behaviours.

The Spirit Beat survey informs our priorities which include a focus on ensuring new starters and managers are engaged with our Spirit. New starters who joined during the pandemic were scoring slightly lower on Spirit and engagement compared to other colleagues (-1 point). In response, we redesigned our onboarding processes and support globally. In September 2022, new hires reported higher Spirit and engagement scores compared to other colleagues (+9 points), highlighting the impact that listening and focused action can have. Managers that act on Spirit outperform those who do not take action on average by 18 points on Spirit and 22 points on engagement. This has informed our new approach to performance development and how we support and hold managers accountable for their impact.

We continue to evolve our employee listening strategy and deepen the connection between employee and customer experiences by opening up more channels. During the year, this included a pulse survey sent in June 2022, the results of which were used to inform our hybrid ways of working. Our listening strategy also includes standardising our onboarding and exit listening approach globally. Results show that 71% of leavers would recommend Vodafone as a great place to work (based on 2,066 responses). As part of our focus on one of our Spirit behaviours, earning customer loyalty, our Spirit Beat survey was extended in September to include contractors in customer-facing roles in five markets (76% response rate). This has enabled markets to celebrate high customer scores, while also identifying opportunities to be more effective. Based on the success of the pilot, we extended contractor measurement to further markets in April 2023.

Once a quarter, we have a 'Spirit of Vodafone Day' which is dedicated time to focus on learning, connection and wellbeing. During our Spirit of Vodafone Day in February 2023, 80% more online learning hours were recorded compared to a typical day in the financial year up until that point. Colleagues took the opportunity to focus on earning customer loyalty and this was facilitated through new learning materials that include Consumer and Vodafone Business customer feedback and net promoter scores.

Leadership at Vodafone

Leadership is essential for enabling transformation, and we have continually invested in developing inclusive leaders who drive growth and innovation, act as role models, coach and empower teams, and lead with Spirit.

In April 2022, we launched a Spirit Accelerator, which aims to increase accountability and ownership of our strategic priorities by our senior leaders. Further to this, we launched 'CEO accelerator', an exciting and varied programme of support to accelerate the leadership transition and develop new local market CEOs. We have introduced tools to support the development of our leaders and our selection process includes an independent assessment. Executive coaching is now available to all leaders through a platform-based approach and we support the broader leadership population through an internal network of accredited coaches.

Senior leadership is accountable for our culture transformation, whilst the Board reviews progress on employee engagement and Spirit on a regular basis, and the Executive Committee monitors key achievements and considers further opportunities to embed Spirit. We continue to do this through Company policies and improvements to employee experience through our 'moments that matter' programme. We are supporting leaders to demonstrate Spirit as they transition with their teams into hybrid working and are using updated leadership assessment methodologies to reflect Spirit behaviours. We also run a global recognition programme that celebrates those who demonstrate our Spirit behaviours.

Innovation at Vodafone

We continue to develop 'LaunchPad', our global employee-led innovation platform which helps 'Create the Future'. In the three years since it has been operational, our employees have submitted over 2,000 ideas, ranging from e-waste recycling, Internet of Things ('IoT') marketplaces and cloud smartphones. We are seeing the value these ideas have. For example, 'Scam Signal' is a Vodafone application that helps businesses combat fraud and cyber crime by utilising our network to identify bank transfer scams in real time. LaunchPad has delivered €15 million annualised value from ideas executed since inception and this year 360 colleagues provided ideas based on using Vodafone technology to solve environmental challenges.

Simplified operating model

We recently simplified the Group's operating model to execute our strategy, accelerate and streamline performance, and improve customer experience. Key commercial decisions have moved back to markets, and this is supported by a new governance structure. Group functions will remain committed to governance, performance management, shared operations, and best practice programmes that uphold global standards.

Read more about our headcount on page 33

Diverse talent and future ready skills

In April 2022, we launched a new operating model for learning, talent, leadership, and skills – the global Vodafone Learning Organisation ('VLO') – which has already started to drive simplification across our markets, while enabling a high quality development experience for employees. We have already begun to realise the benefits of this operating model change with higher quality streamlined global learning offerings.

We are focused on developing diverse talent with the skills to transform Vodafone and this is reflected by four strategic pillars which are summarised on the following page.

Our people strategy (continued)

1. Enable a high impact performance & learning culture
We continue to support the personal and professional growth of people through online learning initiatives. During the year, our employees accomplished two million hours of learning with an average of 1.7 hours per month. The annual average number of hours per employee has increased by 33% per employee since FY22, with each employee now spending 20 hours on average per annum on their learning. We invested an average of €301 for both mandatory and non-mandatory training for each employee to build future capabilities.

To support customer experience, we have launched customer-centric programmes for all employees including a Company-wide customer experience curriculum.

In April 2023, we launched a new performance management system and process to increase alignment and prioritisation of goals, enable greater employee ownership, and create a shared understanding of the impact an employee has on outcomes. Performance assessments consider the impact an employee has had on team, business, and customer outcomes and how the Spirit of Vodafone has been harnessed to deliver those outcomes. Reward will be linked to the individual's impact and underpinned by minimum performance standards, including completion of our Doing What's Right training, that reinforce our commitment to building an ethical culture.

2. Build the skills for the future
This year, we strategically reviewed the skills that we need to support our business strategy. From April 2023 we started to deliver Skill Accelerators across the organisation for critical skill areas such as agile project management, software engineering, automation, and cyber security.

In Italy, more than 300 people have been reskilled from contact centres to other internal functions. Large-scale programmes on digital skills have impacted employees in Italy, reflected by more than one million learning hours delivered. We are also introducing a global software engineering reskilling programme. Successful applicants began training in May 2023.

As part of our ambition to hire 7,000 software engineers by 2025, we enhanced our employer brand awareness by launching a global recruiting playbook, investing in talent acquisition campaigns, running events across markets, and redesigning the global careers site. So far, we have hired 5,880 software engineers. This year, we also launched a specific 'Always-on Software Engineer' attraction campaign in Egypt, Germany, Spain, Turkey, Romania, Portugal and the UK. As a result, we have had 42.8 million impressions. Moreover, last year we were a platinum sponsor at the React Summit, an annual conference gathering thousands of software engineers from around the world. This had a positive impact as 77% of engineers we interacted with had an improved perception of Vodafone as a technology employer following the event.

Our technical career path supports the attraction, retention and development of our technical experts and sits alongside a managerial/leadership career path. The technical career path is designed to provide more formal ways to recognise and reward career progression for technical experts, giving choice in career direction.

Click to read our technology employee articles:
careers.vodafone.com/life-at-vodafone/projects-stories

3. Drive an efficient engine with the scale and expertise to deliver on our growth ambitions
We simplified the operations of the VLO by leveraging vendor partnerships, and launching global product offerings on agile project management, languages and executive coaching. We removed duplicated activities across markets by continuing to expand our _VOIS shared services team. We also conducted global demand planning for our learning, talent, leadership and skills to align our investments with our strategic objectives.

4. Engage and retain diverse talent, and unlock potential through focused succession and people development
We reviewed our talent and succession pools across senior roles. These are ultimately discussed and approved at the annual Executive Committee talent review and are also shared with the Board. Gender diversity of the executive succession pools increased to 50% from 38% in the prior year. This year, we also reviewed our commercial capabilities by reviewing the skills we need for the future, assessing the capability of current and future leaders, and developing learning journeys and targeted development actions. We further embedded these assessment tools and strategies into our overall processes for developing and recruiting senior leaders across the business.

We continue to invest in youth hiring (5,731 hires, of which 942 were graduates) whilst providing digital learning experiences to 66,036 young people through local work experience programmes and training initiatives. During the year, we also hired 236 apprentices with local programmes that aim to grow future talent and skills in areas such as cyber security, network engineering and software engineering through work-based learning and qualifications.

Read more about workplace equality on pages 33 to 34

Digital and personalised experience

Future ready ways of working
This year, we reviewed our Future Ready Vodafone global policy on hybrid working, which includes the option to work from another country during the year for a maximum of 20 days. To continue our commitment to hybrid ways of working, we believe a minimum of two days in the office is the right balance to achieve the benefits of in-person collaboration and our leaders are expected to clearly role-model this. We are not mandating a fixed day per week at a function or market level as this compromises the principle of flexibility that hybrid working is built on. Underpinning all our hybrid thinking is our continued commitment to the health, safety, and wellbeing of our teams.

Office space
The shift to hybrid working has redefined the role of the office and inspired us to create a new global office design primarily for collaboration and connection. We experimented in different countries last year, redesigned the Vodafone Turkey headquarters, and opened a new office in Valencia, and a new Innovation Hub in Malaga. These are great examples of the hybrid workplace improving the employees' experience and being a magnet to attract talent, collaborate, and innovate.

A new initiative called 'Office in a Box' was implemented to support employees' wellbeing while working from home, providing a virtual office setup at home following a self-assessment. We are also improving the digital workplace experience with new booking systems for desks and collaboration spaces, access control, video conferencing, and presentation facilities to enhance the employee experience at the office.

Mental health and wellbeing

We remain focused on physical and mental wellbeing, with training and services available in each market, including the provision of employee assistance and psychological support services. Market examples from the year include:

- Vodafone Egypt became one of the first companies in the Middle East, as well as in our Vodafone markets, to be verified against ISO 45003:2021 for psychological health and safety at work.
- In Italy, we organised awareness and training sessions, including mindfulness sessions, a webinar with a team of psychologists during Mental Health Week, and a session on social welfare services.
- In the UK we continued our third year of support for the 245 mental health first aiders across the business. We facilitated six bi-monthly learning sessions across a range of topics on mental health. In May 2022, we delivered a two-hour workshop to 400 employees during UK Mental Health Awareness Week and introduced a new service for people to access professional therapy.
- In South Africa, we launched an onsite financial coach and counselling clinic in February 2023 and established the Wellbeing Committee on employee wellbeing needs. We also held 10 wellbeing café sessions on a range of topics including mental health, finance, resilience, anxiety, and trauma (2,235 participants).
- Finally in Spain, we launched the rercárgate wellbeing programme, engaging more than 1,260 colleagues in wellbeing programmes.

Click to read more about mental health and wellbeing: **vodafone.com/wellbeing**

Digital experience

This year, we continued to focus on providing a digital and personalised experience to employees, informed by internal insights, and underpinned by our culture. This has included digitalising our core HR processes, ensuring we have the right tools and data to deliver the people strategy.

In 2022, we launched 'Grow with Vodafone', an integrated talent acquisition, skills and learning platform that enhances the employee experience, whilst giving employees greater ownership of their learning and career development. The tool is split into three main features:

- **Grow your skills:** Enables individuals to create their unique skills profile enabling personalised learning and career recommendations, as well as providing upskilling opportunities.
- **Grow your learning:** Offers personalised learning recommendations to help each employee achieve their career goals, whilst also driving a culture where growing never stops.
- **Grow your career:** Provides role recommendations based on skills and experience to candidates, and offers optimised recruiter and hiring manager experience by prioritising the most suitable applications.

This has had the following impact:

- **Candidate experience:** Job recommendations based on an individual's skills and experience (driven by an AI role-matching engine). This is facilitated by 66% of roles being auto-calibrated.
- **Gender diversity:** For management roles a higher proportion of women shortlisted, supported by efforts to remove unconscious bias during screening.
- **Recruiter capability:** Increased effectiveness of recruiters, as reflected by a reduction in time-to-hire time by 49%, enabled through AI-based sourcing capabilities.

To standardise and improve the experience of new joiners, we deployed a new digital onboarding tool in November 2022. It has received an effectiveness score of 86% from new joiners and 83% from hiring managers over a baseline of 80%.

We continued to invest in our AI chatbot called, 'TOBi', to provide personalised instant responses and process administrative tasks. New features have been piloted in Vodacom Group and _VOIS India, with roll-out plans to UK employees in FY24. In FY23, TOBi resolved 53% of queries that would have been actioned by other support channels.

We have also implemented a new quality tool to check and correct HR data against pre-set rules to enable richer and more accurate insights on employee experience. The tool has already fixed 98% of errors. We continue to invest in our data strategy by bringing together and visualising both HR and non-HR data through cloud-based data-lake functionality, and this is reflected in pilots in Greece and _VOIS.

Workers' councils and union engagement

We respect freedom of association and recognise the rights of employees to join trade unions and engage in collective bargaining in accordance with local law. We continue to maintain strong relationships with workers' councils and unions through their representatives and we have almost 23,000 people covered by collective bargaining agreements across our global footprint. As an example, unions in Spain are supported through infrastructure and resources which employees have access to through union halls, digital and physical forums, and regular newsletters. This year, we reached agreements with unions in Spain and Italy on items such as pay, hybrid working and training as we continued to shape the future of work.

Employee forums

We have a number of employee forums where elected employee representatives represent the views of their colleagues. During the year, the Board's Workforce Engagement Lead, Valerie Gooding, attended employee forums to gather employee views, such as the European Employee Consultative Committee. Key discussion topics from the meetings included talent development, future ready ways of working, cost of living support, and business performance.

Read more about the Board's engagement with the employee voice on pages 62, 64 and 85

Pay and benefits

As part of the people experience, we continue to ensure pay, benefits, and wellbeing propositions are competitive and fair. Pay is typically reviewed on an annual basis, with increases aligned to an individual's level of skills and experience, as well as external factors like market competition and inflation. Our total reward approach also encourages collective performance and 'in-the-moment' recognition. For example, 21,335 peer-to-peer 'Thank You's' and 65,258 cash Vodafone Star awards were issued through a digital recognition tool during the year. We continue to apply Fair Pay principles across all markets, working with the Fair Wage Network to ensure a good standard of living in each market. In the UK, our commitment to these principles is reflected in being an Accredited Living Wage employer.

Read more about our Fair Pay principles on page 100

Click to read more about Fair Pay at Vodafone: **vodafone.com/fair-pay**

Our financial performance

Financial performance in line with expectations

- Group revenue increased by 0.3% to €45.7 billion driven by growth in Africa and higher equipment sales, offset by lower European service revenue and adverse exchange rate movements.
- Group service revenue trend was impacted by a decline in Germany, Italy, and Spain, offset by continued growth in the UK, Other Europe, and Africa.
- Service revenue growth in Turkey increased to 47.6%* driven by higher inflation. Group service revenue growth excluding Turkey was 1.0%*.
- Adjusted EBITDAaL[1] declined by 1.3%* to €14.7 billion due to higher energy costs, and commercial underperformance in Germany.
- Inflationary cost pressures in Europe were mitigated by our ongoing cost efficiency programme, with a further €0.2 billion of savings in FY23.
- Returns broadly maintained; pre-tax ROCE[1] (ex. Vantage) at 6.8%.

Note:
1. Adjusted EBITDAaL and ROCE are non-GAAP measures. See page 219 for more information.

Click or scan to watch our Group Chief Executive and Chief Financial Officer, Margherita Della Valle, summarise our financial performance in FY23: **investors.vodafone.com/videos**

Group financial performance

	FY23[1] €m	Re-presented[2] FY22 €m	Reported change %
Revenue	**45,706**	**45,580**	0.3
– Service revenue	37,969	38,203	(0.6)
– Other revenue	7,737	7,377	
Adjusted EBITDAaL[3,4]	**14,665**	**15,208**	(3.6)
Restructuring costs	(587)	(346)	
Interest on lease liabilities[5]	436	398	
Loss on disposal of property, plant and equipment and intangible assets	(36)	(28)	
Depreciation and amortisation of owned assets	(9,649)	(9,858)	
Share of results of equity accounted associates and joint ventures	433	389	
Impairment loss	(64)	–	
Other income	9,098	50	
Operating profit	**14,296**	**5,813**	145.9
Investment income	248	254	
Financing costs	(1,728)	(1,964)	
Profit before taxation	**12,816**	**4,103**	
Income tax expense	(481)	(1,330)	
Profit for the financial year	**12,335**	**2,773**	
Attributable to:			
– Owners of the parent	11,838	2,237	
– Non-controlled interests	497	536	
Profit for the financial year	**12,335**	**2,773**	
Basic earnings per share	42.77c	7.71c	
Adjusted basic earnings per share[3]	11.45c	11.68c	

Notes:
1. The FY23 results reflect average foreign exchange rates of €1:£0.86, €1:INR 83.69, €1:ZAR 17.69, €1:TRY 18.53 and €1: EGP 23.72.
2. The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. There is no impact on previously reported revenue and adjusted EBITDAaL. However, operating profit, profit before taxation and profit for the financial year have all increased by €149 million compared to amounts previously reported. Consequently, basic earnings per share increased by 0.51c and adjusted basic earnings per share increased by 0.65c compared to amounts previously reported. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
3. Adjusted EBITDAaL and adjusted basic earnings per share are non-GAAP measures. See page 219 for more information.
4. Includes depreciation on leased assets of €3,883 million (FY22: €3,908 million).
5. Reversal of interest on lease liabilities included within adjusted EBITDAaL under the Group's definition of that metric, for re-presentation in financing costs.

Organic growth
All amounts marked with an '*' in the commentary represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustments in Turkey and other adjustments to improve the comparability of results between periods. Organic growth figures are non-GAAP measures.

Read more about non-GAAP measures on page 219

Geographic performance summary

FY23	Germany €m	Italy €m	UK €m	Spain €m	Other Europe €m	Vodacom €m	Other Markets €m	Vantage Towers €m	Common Functions €m	Eliminations €m	Group €m
Total revenue	13,113	4,809	6,824	3,907	5,744	6,314	3,834	1,338	1,387	(1,564)	45,706
Service revenue	11,433	4,251	5,358	3,514	5,005	4,849	3,300	–	530	(271)	37,969
Adjusted EBITDAaL[1]	5,323	1,453	1,350	947	1,632	2,159	1,145	795	(139)	–	14,665
Adjusted EBITDAaL margin (%)[1]	*40.6%*	*30.2%*	*19.8%*	*24.2%*	*28.4%*	*34.2%*	*29.9%*	*59.4%*			*32.1%*

Service revenue growth %

	Q1	Q2	H1	Q3	Q4	H2	Total
Germany	(0.5)	(1.1)	(0.8)	(1.8)	(2.8)	(2.3)	(1.6)
Italy	(2.2)	(3.4)	(2.8)	(3.3)	(2.8)	(3.0)	(2.9)
UK	8.3	6.9	7.6	2.7	(1.6)	0.5	4.0
Spain	(2.9)	(6.1)	(4.5)	(8.7)	(3.7)	(6.3)	(5.4)
Other Europe	2.1	1.9	2.0	1.4	(5.2)	(1.8)	0.1
Vodacom	7.8	9.9	8.9	5.3	(4.1)	0.5	4.6
Other Markets	(1.8)	(1.7)	(1.8)	(7.5)	(3.0)	(5.3)	(3.5)
Group	**1.3**	**0.8**	**1.0**	**(1.3)**	**(3.2)**	**(2.2)**	**(0.6)**

Organic service revenue growth %*[1]

	Q1	Q2	H1	Q3	Q4	H2	Total
Germany	(0.5)	(1.1)	(0.8)	(1.8)	(2.8)	(2.3)	(1.6)
Italy	(2.3)	(3.4)	(2.8)	(3.3)	(2.7)	(3.0)	(2.9)
UK	6.5	6.9	6.7	5.3	3.8	4.6	5.6
Spain	(3.0)	(6.0)	(4.5)	(8.7)	(3.7)	(6.2)	(5.4)
Other Europe	2.5	2.9	2.7	2.1	3.6	2.8	2.8
Vodacom	2.9	4.8	3.9	3.5	2.6	3.1	3.5
Other Markets	24.7	26.7	25.7	34.1	40.0	36.8	30.7
Group	**2.5**	**2.5**	**2.5**	**1.8**	**1.9**	**1.8**	**2.2**

Note:
1. Organic service revenue growth, Group adjusted EBITDAaL and Group adjusted EBITDAaL margin are non-GAAP measures. See page 219 for more information.

Our financial performance (continued)

Germany: 30% of Group service revenue

	FY23 €m	FY22 €m	*Reported change %*	*Organic change* %*
Total revenue	**13,113**	13,128	*(0.1)*	
Service revenue	**11,433**	11,616	*(1.6)*	*(1.6)*
Other revenue	**1,680**	1,512		
Adjusted EBITDAaL	**5,323**	5,669	*(6.1)*	*(6.1)*
Adjusted EBITDAaL margin	**40.6%**	43.2%		

Total revenue decreased by 0.1% to €13.1 billion, driven by lower service revenue partially offset by higher equipment sales.

On an organic basis, service revenue declined by 1.6%* (Q3: -1.8%*, Q4: -2.8%*) due to broadband customer losses and a lower mobile ARPU, partially offset by higher roaming revenue and broadband ARPU growth. The slowdown in quarterly trends was primarily driven by small one-off benefits in Q4 last year and the impact of a multi-year IoT contract renewal.

Fixed service revenue declined by 1.8%* (Q3: -2.0%*, Q4: -2.1%*), driven by a lower broadband customer base, primarily as a result of specific operational challenges related to the implementation of policies to comply with the 2021 Telecommunications Act, which are now resolved. This was partially offset by ARPU growth. In November 2022 we increased prices for new broadband customers, and in March 2023, we started to communicate price increases to some of our existing customers, which will be implemented during H1 FY24. Our cable broadband customer base declined by 119,000 and we lost 87,000 DSL broadband customers during the year. As expected, our commercial performance in Q4 was impacted by the decision to increase retail prices.

Our TV customer base declined by 412,000 and our converged customer base decreased by 52,000 to 2.3 million Consumer converged accounts. These declines primarily reflect higher disconnections of broadband bundle customers, as well as fewer cross-selling opportunities.

Ahead of changes to German TV laws, which take effect from July 2024 and end the practise of bulk TV contracting in Multi Dwelling Units ('MDUs'), we are actively working with our Housing Association partners to manage this transition, and sign customers up to individual contracts. In total, we have 8.5 million MDU TV customers, and they generate around €800 million in basic-TV revenue. We have commenced our first trials to re-contract customers.

Mobile service revenue declined by 1.2%* (Q3: -1.7%*, Q4: -3.7%*) primarily driven by lower contract ARPU reflecting mobile termination rate cuts and a change in customer mix, as well as lower MVNO revenue, partially offset by higher roaming revenue. The slowdown in quarterly trends was due to small one-off benefits in the prior year, and the impact of a major IoT automotive contract renewal in Q4 which will enable us to capture additional future revenue opportunities. We added 68,000 contract customers in the year across both Business and Consumer. We also added 8.2 million IoT connections, driven by continued strong demand from the automotive sector.

Adjusted EBITDAaL declined by 6.1%*, of which 0.8 percentage points was due to higher energy costs. Adjusted EBITDAaL growth was also impacted by lower service revenue and one-off settlements in the prior year. The adjusted EBITDAaL margin was 2.6* percentage points lower year-on-year at 40.6%.

On 8 March 2023 we announced the completion of our fibre-to-the-home ('FTTH') joint venture with Altice, which will deploy FTTH to up to seven million homes over a six-year period. This partnership is complementary to our upgrade plans for our existing hybrid fibre cable network.

Italy: 11% of Group service revenue

	FY23 €m	FY22 €m	*Reported change %*	*Organic change* %*
Total revenue	**4,809**	5,022	*(4.2)*	
Service revenue	**4,251**	4,379	*(2.9)*	*(2.9)*
Other revenue	**558**	643		
Adjusted EBITDAaL	**1,453**	1,699	*(14.5)*	*(14.5)*
Adjusted EBITDAaL margin	**30.2%**	33.8%		

Total revenue declined 4.2% to €4.8 billion due to lower service revenue and equipment sales.

Service revenue declined by 2.9%* (Q3: -3.3%*, Q4: -2.7%*), as a result of continued price pressure in the mobile value segment, partly offset by strong Business demand in fixed line and digital services.

Mobile service revenue declined by 5.4%* (Q3: -5.7%*, Q4: -5.4%*). Price competition in the mobile value segment has remained intense, resulting in a lower active prepaid customer base and ARPU. This was partially offset by targeted pricing actions taken during the year. Our second brand 'ho.' continued to grow and now has 3.0 million customers.

Fixed service revenue increased by 3.3%* (Q3: 2.7%*, Q4: 3.6%*) supported by strong Business demand for connectivity and digital services, including a good take up of the Business voucher programme, an initiative related to the EU Recovery and Resilience Facility that subsidises high-speed broadband connectivity. This was partially offset by a slightly lower customer base in Consumer broadband. Our broadband customer base declined by 55,000 during the year, however this was largely offset by 47,000 fixed-wireless additions which are reported in mobile. Our Consumer converged customer base now stands at 1.4 million, and in total 56% of our broadband customers are converged.

Our next generation network ('NGN') broadband services are now available to 23.5 million households, including 9.4 million through our own network and our partnership with Open Fiber. In October 2022, we launched 5G fixed-wireless services and now cover 3.4 million households. This complements our 4G fixed-wireless access products, which covers an additional 2.2 million households.

Adjusted EBITDAaL declined by 14.5%* including a 5.7 percentage point impact relating to a €105 million legal settlement received in the prior year, and 3.0 percentage points due to higher energy costs. Adjusted EBITDAaL growth was also impacted by lower mobile service revenue, partly offset by our continued strong focus on cost efficiency. The adjusted EBITDAaL margin was 3.6* percentage points lower year-on-year at 30.2%.

UK: 14% of Group service revenue

	FY23 €m	FY22 €m	Reported change %	Organic change* %
Total revenue	**6,824**	6,589	*3.6*	
Service revenue	**5,358**	5,154	*4.0*	*5.6*
Other revenue	**1,466**	1,435		
Adjusted EBITDAaL	**1,350**	1,395	*(3.2)*	*(1.4)*
Adjusted EBITDAaL margin	**19.8%**	21.2%		

Total revenue increased by 3.6% to €6.8 billion driven by service revenue growth, partly offset by the depreciation of the pound sterling against the euro.

On an organic basis, service revenue increased by 5.6%* (Q3: 5.3%*, Q4: 3.8%*). This was driven by continued strong growth in Consumer and an acceleration in Business. The slowdown in quarterly trends was driven by lower MVNO revenues.

Mobile service revenue grew by 8.0%* (Q3: 8.1%*, Q4: 2.8%*), driven by our strong commercial momentum and annual price increases in Consumer, good growth in Business, and higher roaming revenue. The slowdown in quarterly trends reflected the complete migration of the Virgin Media MVNO off our network. We continued to deliver good customer base growth, supported by our flexible proposition Vodafone 'Evo', adding 230,000 contract customers. Our digital prepaid sub-brand 'VOXI' also continued to grow, with 134,000 customers added in FY23. Our digital sales mix improved by 4 percentage points year-on-year to 37% of total sales.

Fixed service revenue declined by 0.3%* (Q3: -1.6%*, Q4: 6.3%*) with strong growth in Consumer offset by a decline in Business. The improvement in quarterly trends was driven by Business, which returned to growth in Q4, supported by several large corporate contract wins and higher project work. Consumer growth was supported by our price actions and good demand for our Vodafone 'Pro Broadband' and fibre products. Our broadband customer base increased by 173,000 during the year and we now have over 1.2 million broadband customers. Through our partnerships with CityFibre and Openreach we are able to reach over 11 million households with full fibre broadband, more than any other provider in the UK.

Adjusted EBITDAaL declined by 1.4%*, of which 5.4 percentage points was due to higher energy costs. Adjusted EBITDAaL excluding energy grew, driven by service revenue growth, partially offset by other inflationary costs, a lower Virgin MVNO contribution and new annual licence fees. The adjusted EBITDAaL margin declined 1.3* percentage points year-on-year at 19.8%.

On 3 October 2022, we confirmed that we are in discussions with CK Hutchison Holdings Limited ('CK Hutchison') in relation to a possible combination of Vodafone UK and Three UK. The envisaged transaction would entail us combining our UK business with Three UK, with Vodafone owning 51% and CK Hutchison owning 49% of the combined business. There can be no certainty that any transaction will ultimately be agreed.

Spain: 9% of Group service revenue

	FY23 €m	FY22 €m	Reported change %	Organic change* %
Total revenue	**3,907**	4,180	*(6.5)*	
Service revenue	**3,514**	3,714	*(5.4)*	*(5.4)*
Other revenue	**393**	466		
Adjusted EBITDAaL	**947**	957	*(1.0)*	*(1.1)*
Adjusted EBITDAaL margin	**24.2%**	22.9%		

Total revenue declined by 6.5% to €3.9 billion due to lower service revenue and equipment sales.

On an organic basis, service revenue declined by 5.4%* (Q3: -8.7%*, Q4: -3.7%*) driven by continued price competition in the value segment and a lower customer base. The improvement in quarterly trends was driven by inflation-linked price increases, which took effect at the end of January 2023, and increased Business demand for digital services.

In mobile, our contract customer base declined by 159,000 reflecting one-off disconnections of 123,000 relating to temporary business SIMs provided to schools and higher education providers during the pandemic, as well as ongoing price competition in both the Consumer and SoHo segments. Our Q4 commercial performance was impacted by our price increases. Consumer contract churn improved by 2.7 percentage points during the year, supported by our simplified and more transparent range of tariff plans. Our second brand 'Lowi' continued to grow, adding 200,000 customers.

Our broadband customer base declined by 121,000 and our TV customer base decreased by 56,000 due to price competition and the ongoing shutdown of DSL. Our converged customer base remained broadly stable at 2.2 million.

Adjusted EBITDAaL declined by 1.1%*, which included 6.7 percentage points of one-off tax benefits and a 1.5 percentage point impact from higher energy costs. Excluding these impacts, adjusted EBITDAaL declined due to lower service revenue, partly offset by our ongoing cost efficiency programme.

On 12 January 2023, we announced that Spain will become part of the 'Europe Cluster', managed by Serpil Timuray, CEO Europe Cluster. In March 2023, we announced that Mário Vaz, previously CEO of Vodafone Portugal, had been appointed as new CEO of Spain, effective from 1 April 2023.

Our financial performance (continued)

Other Europe: 13% of Group service revenue

	FY23 €m	FY22 €m	*Reported change %*	*Organic change* %*
Total revenue	**5,744**	5,653	*1.6*	
Service revenue	**5,005**	5,001	*0.1*	*2.8*
Other revenue	**739**	652		
Adjusted EBITDAaL	**1,632**	1,606	*1.6*	*4.7*
Adjusted EBITDAaL margin	**28.4%**	28.4%		

Total revenue increased by 1.6% to €5.7 billion driven by service revenue and equipment sales growth.

On an organic basis, service revenue increased by 2.8%* (Q3: 2.1%*, Q4: 3.6%*), with good growth in all markets other than Romania, which was impacted by a mobile termination rate reduction. The improvement in quarterly trends was driven by inflation-linked price increases in several markets, as well as strong Business growth in Greece.

In Portugal, service revenue grew due to our strong commercial momentum, with 183,000 mobile contract customers and 48,000 fixed broadband customer additions during the year. In September 2022, we announced that we had entered into an agreement to buy Portugal's fourth largest converged operator, Nowo Communications, from Llorca JVCO Limited, the owner of Masmovil Ibercom S.A. The transaction is conditional on regulatory approval, with completion expected in the second half of the 2023 calendar year.

In Ireland, service revenue increased driven by customer base growth, higher roaming revenue, and contractual price increases. Our mobile contract customer base increased by 64,000 and our broadband customer base grew by 14,000. In October 2022, we announced that we had agreed a fixed wholesale network access agreement with Virgin Media Ireland. Vodafone is already the largest fibre-to-the home provider in Ireland, covering over 1 million households.

Service revenue in Greece grew, reflecting higher roaming revenue, good growth in Business fixed supported by several public sector contract wins relating to the EU Recovery Fund, and higher wholesale revenue. During the year we added 138,000 mobile contract customers, and our broadband customer base declined by 26,000.

Adjusted EBITDAaL increased by 4.7%*, including a 3.4 percentage point impact from higher energy costs. Excluding this, adjusted EBITDAaL grew driven by service revenue growth, ongoing cost efficiencies and a one-off provision in Greece last year. The adjusted EBITDAaL margin remained stable year-on-year at 28.4%.

On 31 January 2023, we announced that we had completed the sale of Vodafone Hungary to 4iG Public Limited Company and Corvinus Zrt for a cash consideration of HUF 660 billion (€1.6 billion), representing a multiple of 8.4x Adjusted EBITDAaL for the year ended 31 March 2022.

Vodacom: 13% of Group service revenue

	FY23 €m	FY22 €m	*Reported change %*	*Organic change* %*
Total revenue	**6,314**	5,993	*5.4*	
Service revenue	**4,849**	4,635	*4.6*	*3.5*
Other revenue	**1,465**	1,358		
Adjusted EBITDAaL	**2,159**	2,125	*1.6*	*1.4*
Adjusted EBITDAaL margin	**34.2%**	35.5%		

Total revenue increased by 5.4% to €6.3 billion driven by service revenue growth and higher equipment sales.

On an organic basis, Vodacom's service revenue grew by 3.5%* (Q3: 3.5%*, Q4: 2.6%*) with growth in both South Africa and Vodacom's international markets. The slowdown in quarterly trends was driven by a tough prior year comparative in Vodacom Business within South Africa.

In South Africa, service revenue growth was supported by contract price increases and prepaid ARPU growth, partially offset by repricing pressure from a government mobile contract renewal. We added 192,000 mobile contract customers in the year, and now have a total base of 6.7 million. Across our active customer base, 74.9% of our mobile customers now use data services, an increase of 2.0 million year-on-year. Financial Services revenue grew by 10.6%* to €167 million, supported by good demand for insurance services. Our VodaPay 'super-app' has continued to gain traction with 3.3 million registered users.

In Vodacom's international markets, service revenue growth was supported by strong growth in data, a higher customer base and strong M-Pesa growth. This was despite disruptions caused by heavy flooding in both Mozambique and the DRC during the year. M-Pesa revenue grew by 15.5% and now represents 25.0% of service revenue. Our mobile customer base now stands at 50.2 million with 63.5% of active customers using data services.

Vodacom's adjusted EBITDAaL increased by 1.4%*, including a 1.7 percentage point impact from higher energy costs. Excluding this, adjusted EBITDAaL was supported by service revenue growth and accelerated cost initiatives, partially offset by an increase in technology operating expenses as we continued to improve the resilience and capacity of our network. The adjusted EBITDAaL margin decreased by 1.2* percentage points to 34.2%.

On 13 December 2022, Vodafone completed the transfer of its 55% shareholding in Vodafone Egypt to Vodacom. This transfer simplifies the management of our African assets. Vodafone received cash proceeds of €577 million and 242 million shares in Vodacom in exchange for Vodafone's shareholding in Vodafone Egypt. Following completion, Vodafone's shareholding in Vodacom has increased from 60.5% to 65.1%. Vodafone Egypt will be included within the Vodacom reporting segment from 1 April 2023.

Click to see further information on our operations in Africa:
vodacom.com

Click or scan to watch Vodacom presentations:
vodacom.com/presentations

Other Markets: 9% of Group service revenue

	FY23 €m	FY22 €m	Reported change %	Organic change* %
Total revenue	**3,834**	3,830	*0.1*	
Service revenue	**3,300**	3,420	*(3.5)*	*30.7*
Other revenue	**534**	410		
Adjusted EBITDAaL	**1,145**	1,335	*(14.2)*	*22.2*
Adjusted EBITDAaL margin	**29.9%**	34.9%		

Total revenue remained broadly unchanged at €3.8 billion, with strong service revenue growth offset by significant currency devaluations in both Turkey and Egypt.

On an organic basis, service revenue grew by 30.7%* (Q3: 34.1%*, Q4: 40.0%) reflecting a higher contribution from Turkey, impacted by accelerating inflation, as well a strong customer base and ARPU growth.

Service revenue growth in Turkey was driven by continued customer base growth and ongoing repricing actions to reflect the high inflationary environment. We maintained our good commercial momentum, adding 1.6 million mobile contract customers during the year, including migrations of prepaid customers. Customer loyalty rates continued to improve, with mobile contract churn down by 1.5 percentage points year-on-year to 13.9%. Our Q4 performance was impacted by the earthquakes in Turkey.

Service revenue in Egypt continued to grow strongly, reflecting good customer base growth and increased data usage. During the year, we added 153,000 contract customers and 2.5 million prepaid mobile customers.

Adjusted EBITDAaL increased by 22.2%* despite significant inflationary pressure on our cost base. The adjusted EBITDAaL margin decreased by 3.8* percentage points year-on-year to 29.9%.

On 21 February 2023, Vodafone completed the sale of our 70% shareholding in Vodafone Ghana ('GTCL') to Telecel Group, further simplifying our African portfolio.

Hyperinflationary accounting in Turkey

Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. See note 1 'Basis of preparation' in the condensed consolidated financial statements for further information.

During the year service revenue in Turkey increased by 47.6*% and adjusted EBITDAaL grew by 49.8%* due to ongoing repricing actions to reflect increasing inflation. Organic growth metrics exclude the impact of the hyperinflation adjustment in the period in Turkey. Group service revenue growth excluding Turkey was 1.0%* (Q3: 0.5%*, Q4: 0.5%*) and adjusted EBITDAaL excluding Turkey declined 1.1%*

Vantage Towers

	FY23 €m	FY22 €m	Reported change %	Organic change* %
Total revenue	**1,338**	1,252	*6.9*	
Service revenue	**–**	–	–	–
Other revenue	**1,338**	1,252		
Adjusted EBITDAaL	**795**	619	*28.4*	*7.9*
Adjusted EBITDAaL margin	**59.4%**	49.4%		

Total revenue increased 6.9% to €1.3 billion in FY23, driven by 1,750 new tenancies and new macro sites. As a result, the tenancy ratio increased to 1.46x.

Adjusted EBITDAaL increased 7.9%* to €795 million, driven by revenue growth, partly offset by increased costs relating to the ramp up of the build to suit programme and 1&1 rollout.

On 23 March 2023, we announced the completion of our co-control partnership for Vantage Towers with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. Reflecting the final take-up in the connected voluntary takeover offer and delisting offer, the co-control partnership, Oak Holdings GmbH., will own 89.3% of Vantage Towers. Vodafone has received initial net cash proceeds of €4.9 billion and now hold a 64% shareholding in Oak Holdings. The Consortium has the option to increase its ownership of Oak Holdings up to a maximum of 50% by 30 June 2023, subject to the outcome of its fundraising process.

Click to find further information on Vantage Towers: **vantagetowers.com**

Associates and joint ventures

	FY23 €m	Re-presented[1] FY22 €m
VodafoneZiggo Group Holding B.V.	**137**	(19)
Safaricom Limited	**195**	217
Indus Towers Limited	**50**	178
Other	**51**	13
Share of results of equity accounted associates and joint ventures	**433**	**389**

Note:
1. The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. The share of results from Indus Towers Limited has increased by €178 million compared to €nil as previously reported. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

VodafoneZiggo Joint Venture (Netherlands)

The results of VodafoneZiggo, in which we own a 50% stake, are reported here under US GAAP, which is broadly consistent with our IFRS basis of reporting.

Total revenue remained stable at €4.1 billion, as mobile contract customer base growth, higher roaming revenue and contractual price increases were offset by a decline in the fixed Consumer customer base.

During the period, VodafoneZiggo added 181,000 mobile contract customers, supported by its best-in-class net promoter score. VodafoneZiggo's broadband customer base declined by 13,000 customers to 3.3 million due to ongoing price competition. The number of converged households increased by 21,000, with 46% of broadband customers now converged. VodafoneZiggo now offers nationwide 1 gigabit speeds across its fixed network.

In FY23, we received €165 million in dividends from the joint venture, as well as €51 million in interest payments.

Safaricom Associate (Kenya)

Safaricom service revenue grew to €2.3 billion due to a higher customer base and continued data revenue and M-Pesa growth. In FY23, we received €249 million in dividends from Safaricom.

Indus Towers Limited Associate (India)

Following the sale of shares in Indus Towers Limited ('Indus Towers') in February and March 2022, the Group holds 567.2 million shares in Indus Towers, equivalent to a 21.0% shareholding.

Vodafone Idea Limited Joint Venture (India)

See note 29 'Contingent liabilities and legal proceedings' in the consolidated financial statements for more information.

Our financial performance (continued)

TPG Telecom Limited Joint Venture (Australia)
We own an economic interest of 25.05% in TPG Telecom Limited, a fully integrated telecommunications operator in Australia. Hutchison Telecommunications (Australia) Limited owns an equivalent economic interest of 25.05%, with the remaining 49.9% listed as free float on the Australian stock exchange. We also hold a 50% share of a US$3.5 billion loan facility held within the structure that holds the Group's equity stake in TPG Telecom.

Net financing costs

	FY23 €m	FY22 €m	*Reported change %*
Investment income	248	254	
Financing costs	(1,728)	(1,964)	
Net financing costs	**(1,480)**	**(1,710)**	(13.5)
Adjustments for:			
Mark-to-market gains	(534)	(256)	
Foreign exchange losses	135	284	
Adjusted net financing costs[1]	**(1,879)**	**(1,682)**	11.7

Note:
1. Adjusted net financing costs is a non-GAAP measure. See page 219 for more information.

Net financing costs decreased by €230 million, primarily due to mark-to-market gains recycled from reserves on derivatives that were previously in cash flow hedge relationships and mark-to-market gains on embedded derivatives. Adjusted net financing costs increased by €197 million primarily due to interest movements on lease liabilities and tax provisions and other individually immaterial movements. Excluding items outside of net debt, net financing costs remained broadly stable.

Taxation

	FY23 %	FY22 %	*Change pps*
Effective tax rate	**3.8%**	**33.6%**	(29.8)
Adjusted effective tax rate[1]	**26.2%**	**27.9%**	(1.7)

Note:
1. Adjusted effective tax rate is a non-GAAP measure. See page 219 for more information.

The Group's effective tax rate for the year ended 31 March 2023 was 3.8%, (2022: 33.6%). The rate is lower than the prior year's due to gains on the disposals of Vantage Towers and Vodafone Ghana. These gains are largely exempt from tax, except for a €88 million charge relating to the disposal of Vantage Towers.

The effective tax rate also includes a tax credit of €309m relating to the impacts of hyperinflation accounting in Turkey and a €33 million tax charge (2022: €327 million) relating to the use of losses in Luxembourg, which is lower than the prior period because of an internal restructuring which resulted in a loss in Luxembourg. As a result of the restructuring, the amount of losses in Luxembourg are no longer subject to changes in the value of investments.

The year ended 31 March 2022 includes the following items: i) a charge of €1,468 million for the utilisation of losses against our profits in Luxembourg. This arose from an increase in the valuation of investments based upon local GAAP financial statements and tax returns; ii) a credit of €699 million relating to the recognition of a deferred tax asset in Luxembourg because of higher interest rates increasing our forecasts of future profits; iii) an increase in our deferred tax assets in the UK of €593 million following the increase in the corporate tax rate to 25% and; iv) €273 million following the revaluation of assets for tax purposes in Italy.

The Group's adjusted effective tax rate for the year ended 31 March 2023 was 26.2% (2022: 27.9%). This is in line with our expectations for the year.

The adjusted effective tax rate excludes the amounts relating to Luxembourg, the impact of hyperinflation accounting in Turkey and the tax charge relating to the disposal of Vantage Towers which are set out above.

Earnings per share

	FY23 eurocents	Re-presented[1] FY22 eurocents	*Reported change eurocents*
Basic earnings per share	**42.77c**	**7.71c**	35.06c
Adjusted basic earnings per share[2]	**11.45c**	**11.68c**	(0.23)c

Notes:
1. The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Consequently, basic earnings per share increased by 0.51c, from 7.20c as previously reported, to 7.71c. Adjusted basic earnings per share increased by 0.65c, from 11.03c as previously reported, to 11.68c. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2. Adjusted basic earnings per share is a non-GAAP measure. See page 219 for more information.

Basic earnings per share was 42.77 eurocents, compared to 7.71 eurocents for FY22. The increase is primarily attributable to the gains on disposal of Vantage Towers A.G. and Vodafone Ghana, partially offset by the loss on disposal of Vodafone Hungary.

Adjusted basic earnings per share was 11.45 eurocents, compared to 11.68 eurocents for FY22.

Consolidated statement of financial position

The consolidated statement of financial position is set out on page 124. Details of the major movements of both our assets and liabilities in the year are set out below.

Assets

Goodwill decreased by €4.3 billion between 31 March 2022 and 31 March 2023 to €27.6 billion. This was primarily attributable to a decrease of €3.9 billion from the disposal of subsidiaries in the year (see note 27 'Acquisitions and disposals' in the consolidated financial statements) and a net decrease of €0.4 billion from foreign exchange movements.

Other intangible assets, which primarily comprises licence and spectrum, computer software and customer bases, decreased by €1.8 billion between 31 March 2022 and 31 March 2023 to €19.6 billion. This reflected an amortisation charge of €4.0 billion, a reduction from the disposal of subsidiaries of €0.8 billion and a net decrease from exchange movements of €0.6 billion, partly offset by additions of €3.3 billion in the year and an increase of €0.5 billion following the adoption of IAS 29 'Financial Reporting in Hyperinflationary Economies' (see note 1 'Basis of preparation' in the consolidated financial statements').

Property, plant and equipment decreased by €2.8 billion between 31 March 2022 and 31 March 2023 to €38.0 billion. This primarily reflected additions in the year of €5.9 billion and an increase of €0.7 billion following the adoption of IAS 29 (see above), which was offset by a depreciation charge of €5.6 billion, a reduction of €2.7 billion arising from the disposal of subsidiaries in the year and a net decrease of €1.0 billion from foreign exchange movements. Right-of-use assets arising from the Group's lease arrangements remain broadly consistent with the prior year with the recognition of lease arrangements on the de-consolidation of Vantage Towers A.G. offsetting disposals.

Other non-current assets increased by €7.2 billion between 31 March 2022 and 31 March 2023 to €39.7 billion, primarily due to a €5.8 billion increase in investments in associates and joint ventures which now includes Oak Holdings 1 GmbH, the new co-control partnership of Vodafone, GIP and KKR (see note 12 'Investments in associates and joint arrangements' in the consolidated financial statements). In addition, trade and other receivables increased by €1.5 billion primarily due to an increase in the carrying value of derivative financial instruments.

Current assets increased by €3.1 billion between 31 March 2022 and 31 March 2023 to €30.7 billion, primarily due to an increase of €4.2 billion in cash and cash equivalents, partially offset by a €0.9 billion decrease in other investments.

Total equity and liabilities

Total equity increased by €7.4 billion between 31 March 2022 and 31 March 2023 to €64.5 billion, primarily due to comprehensive income for the year of €11.6 billion and an opening adjustment of €0.6 billion for the adoption of IAS 29. This was partially offset by a decrease of €1.4 billion arising from transactions with non-controlling interests in subsidiaries, dividends paid to the Group's shareholders of €2.9 billion and the purchase of treasury shares of €0.6 billion.

Non-current liabilities decreased by €6.9 billion between 31 March 2022 and 31 March 2023 to €56.5 billion, primarily due to a €6.5 billion decrease in borrowings and a €0.3 billion decrease in trade and other payables.

Current liabilities increased by €1.0 billion between 31 March 2022 and 31 March 2023 to €34.6 billion, primarily due to a €2.8 billion increase in borrowings, offset by a €1.4 billion decrease in trade and other payables as a result of settling the share buyback obligation from the prior year.

Inflation

The impact of inflation on the Group's operations during the year is outlined on pages 18 to 21. Furthermore, Turkey has met the requirements to be designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. See note 1 'Basis of preparation' in the consolidated financial statements for more information.

Cash flow, capital allocation and funding

Analysis of cash flow

	FY23 €m	FY22 €m	*Reported change %*
Inflow from operating activities	18,054	18,081	(0.1)
Outflow from investing activities	(379)	(6,868)	94.5
Outflow from financing activities	(13,430)	(9,706)	(38.4)
Net cash inflow	**4,245**	**1,507**	181.7
Cash and cash equivalents at beginning of the financial year	7,371	5,790	
Exchange gain on cash and cash equivalents	12	74	
Cash and cash equivalents at end of the financial year	**11,628**	**7,371**	

Cash inflow from operating activities decreased to €18,054 million, as favourable working capital movements were offset by lower operating profit, excluding a net gain resulting from the sale of Vantage Towers, Vodafone Ghana and Vodafone Hungary, and higher taxation payments.

Outflow from investing activities decreased to €379 million, primarily in relation to proceeds resulting from the disposals of Vantage Towers and Vodafone Hungary, which outweighed a lower net inflow in respect of short-term investments. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

Outflows from financing activities increased by 38.4% to €13,430 million, as higher outflows arising from the repayment of borrowings, including the repayment of debt in relation to licenses and spectrum, notably in Italy, outweighed higher proceeds from the issue of long-term borrowings.

	FY23 €m	FY22 €m	*Reported change %*
Adjusted EBITDAaL[1]	**14,665**	**15,208**	(3.6)
Capital additions[2]	(8,378)	(8,306)	
Working capital	256	(31)	
Disposal of property, plant and equipment and intangible assets	98	27	
Integration capital additions[3]	(287)	(314)	
Restructuring costs including working capital movements[4]	(312)	(480)	
Licences and spectrum	(2,467)	(896)	
Interest received and paid[5]	(1,164)	(1,254)	
Taxation	(1,234)	(925)	
Dividends received from associates and joint ventures	617	638	
Dividends paid to non-controlling shareholders in subsidiaries	(400)	(539)	
Other	48	181	
Free cash flow[1]	**1,442**	**3,309**	(56.4)
Acquisitions and disposals	8,727	138	
Equity dividends paid	(2,484)	(2,474)	
Share buybacks[5]	(1,893)	(2,029)	
Foreign exchange loss	141	(378)	
Other movements in net debt[6]	2,270	399	
Net debt decrease/(increase)[1]	**8,203**	**(1,035)**	
Opening net debt[1]	(41,578)	(40,543)	
Closing net debt[1]	**(33,375)**	**(41,578)**	19.7

	FY23 €m	FY22 €m
Free cash flow[1]	**1,442**	**3,309**
Adjustments:		
– Licences and spectrum	2,467	896
– Restructuring costs including working capital movements[4]	312	480
– Integration capital additions[3]	287	314
– Vantage Towers growth capital expenditure	497	244
– Other adjustments[7]	(163)	194
Adjusted free cash flow[1]	**4,842**	**5,437**

Notes:
1. Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 219 for more information.
2. See page 229 for an analysis of tangible and intangible additions in the year.
3. Integration capital additions comprises amounts for the integration of acquired Liberty Global assets and network integration.
4. Includes working capital in respect of Integration capital additions.
5. Interest received and paid excludes interest on lease liabilities of €372 million outflow (FY22: €361 million) included within Adjusted EBITDAaL and €26 million of cash outflow (FY22: €58 million inflow) from the option structures relating to the issue of the mandatory convertible bonds which is included within Share buybacks. The option structures were intended to ensure that the total cash outflow to execute the programme were broadly equivalent to the amounts raised on issuing each tranche.
6. Other movements on net debt for the year ended 31 March 2023 includes mark-to-market gains recognised in the income statement of €534 million (FY22: €256 million gain), together with €1,739 million (FY22: €55 million) for the repayment of debt in relation to licenses and spectrum in Italy.
7. Other adjustments in FY23 includes €120 million received in respect of the Group's new fibre joint venture in Germany and an allocation of €43 million from the Vodafone Hungary proceeds for future services to be provided by the Group. The amount for FY22 includes a special dividend of €194 million paid to the minority shareholders in Egypt.

Adjusted free cash flow decreased by €595 million to €4,842 million in the year. This reflected a decrease in Adjusted EBITDAaL in the year, together with higher payments on lease liabilities, which outweighed favourable working capital movements and higher taxation payments.

Our financial performance (continued)

Borrowings and cash position

	FY23 €m	FY22 €m	Reported change %
Non-current borrowings	(51,669)	(58,131)	
Current borrowings	(14,721)	(11,961)	
Borrowings	**(66,390)**	**(70,092)**	
Cash and cash equivalents	11,705	7,496	
Borrowings less cash and cash equivalents	**(54,685)**	**(62,596)**	12.6

Borrowings principally includes bonds of €44,116 million (FY22: €48,031 million), lease liabilities of €13,364 million (FY22: €12,539 million) and cash collateral liabilities €4,886 million (FY22: €2,914 million).

The decrease in borrowings of €3,702 million was principally driven by repayments of bonds of €5,742 million, Italy licences and spectrum liabilities of €1,739 million and the disposal of our controlling interest in Vantage Towers of €2,188 million, partially offset by bonds issued of €3,577 million, an increase in collateral liabilities of €1,972 million and lease liabilities of €825 million.

Funding position

	FY23 €m	FY22 €m	Reported change %
Bonds	(44,116)	(48,031)	
Bank loans	(795)	(1,317)	
Other borrowings including spectrum	(1,744)	(3,909)	
Gross debt[1]	**(46,655)**	**(53,257)**	12.4
Cash and cash equivalents	11,705	7,496	
Short-term investments[2]	4,305	4,795	
Derivative financial instruments[3]	1,917	1,604	
Net collateral liabilities[4]	(4,647)	(2,216)	
Net debt[1]	**(33,375)**	**(41,578)**	19.7

Notes:
1. Gross debt and Net debt are non-GAAP measures. See page 219 for more information.
2. Short-term investments includes €1,338 million (FY22: €1,446 million) of highly liquid government and government-backed securities and managed investment funds of €2,967 million (FY22: €3,349 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
3. Derivative financial instruments excludes derivative movements in cash flow hedging reserves of €2,785 million gain (FY22: €1,350 million gain).
4. Collateral arrangements on derivative financial instruments result in cash being held as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt decreased by €8,203 million to €33,375 million. This was driven by the free cash inflow of €1,442 million and acquisitions and disposals of €8,727 million, partially offset by equity dividends of €2,484 million, share buybacks of €1,893 million (used to offset dilution linked to the conversion of certain mandatory convertible bonds). Other movements in net debt includes €1,730 million relating to the settlement of 5G spectrum in Italy previously included in net debt. Settlement of the liability during the period had no impact overall on net debt, with the resulting cash payment included in free cash flow.

Other funding obligations to be considered alongside net debt include:

- Lease liabilities of €13,364 million (€12,539 million as at 31 March 2022);
- KDG put option liabilities of €485 million (€494 million as at 31 March 2022);
- Guarantee over Australia joint venture loan of €1,611 million (€1,573 million as at 31 March 2022); and
- Pension liabilities of €258 million (€281 million as at 31 March 2022).

The Group's gross and net debt includes €9,942 million (€9,942 million as at 31 March 2022) of long-term borrowings ('Hybrid bonds') for which a 50% equity characteristic of €4,971 million (€4,971 million as at 31 March 2022) is attributed by credit rating agencies.

The Group's gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1,282 million higher value (€1,316 million higher as at 31 March 2022) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euro, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it were included would decrease the euro equivalent value of the bonds by €1,440 million (€1,456 million as at 31 March 2022).

Return on capital employed

Return on capital employed ('ROCE') reflects how efficiently we are generating profit with the capital we deploy. We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE including associates and joint ventures. ROCE calculated using GAAP measures[3] for the year was 12.9% (FY22: 5.2%), impacted by the disposal of Vantage Towers to the newly formed joint venture, resulting in an increase in the average capital employed.

The table below presents adjusted ROCE metrics.

	Excluding Vantage Towers[2] FY23 %	Re-presented[1] FY22 %	Change pps
Pre-tax ROCE (controlled)[3]	**6.8%**	**7.2%**	(0.4)
Post-tax ROCE (controlled and associates/joint ventures)[3]	**5.1%**	**5.2%**	(0.1)

Notes:
1. The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Consequently, post-tax ROCE (controlled and associates/joint ventures) has increased by 0.2pps, from 5.0% as previously reported, to 5.2%. Similarly, ROCE calculated using GAAP measures has increased by 0.2pps, from 5.0% as previously reported, to 5.2%. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2. FY23 excludes the results of Vantage Towers following its disposal on 22 March 2023. FY22 excluding Vantage Towers pre-tax ROCE is 7.0% and post-tax ROCE is 5.0%.
3. ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 219 for more information.

Share buybacks

In March 2022, Vodafone started the first of two irrevocable and non-discretionary share buyback programmes, announced on 9 March 2022 and 16 November 2022 (the 'programmes'), The sole purpose of the programmes was to reduce the issued share capital of Vodafone to offset the increase in the issued share capital as a result of the maturing of the second tranche of the mandatory convertible bond ('MCB') in March 2022.

In order to satisfy the second tranche of the MCB, a total of 1,518.6 million shares were reissued from treasury shares in March 2022 at a conversion price of £1.326. This reflected the conversion price at issue (£1.3505) adjusted for the pound sterling equivalent of aggregate dividends paid in August 2019, February 2020, August 2020, February 2021, August 2021 and February 2022.

The programmes completed on 15 March 2023. Details of the shares purchased under the programmes, including those purchased under irrevocable instructions, are shown below.

Date of share purchase	Number of shares purchased[1] 000s	Average price paid per share inclusive of transaction costs Pence	Total number of shares purchased under publicly announced share buyback programmes[2] 000s	Maximum number of shares that may yet be purchased under the programmes[3,4] 000s
March 2022 (from 17 March)	66,820	126.91	66,820	953,699
April 2022	115,416	128.71	182,236	838,283
May 2022	127,565	123.84	309,801	710,718
June 2022	121,490	127.04	431,291	589,228
July 2022	127,565	127.99	558,856	461,663
August 2022	133,639	120.66	692,495	328,024
September 2022	127,565	109.16	820,060	200,459
October 2022	127,565	101.08	947,625	72,894
November 2022	133,639	99.57	1,081,264	437,366
December 2022	121,461	87.00	1,202,725	315,905
January 2023	127,594	91.23	1,330,319	188,311
February 2023	121,487	97.49	1,451,806	66,824
March 2023 (to 15 March)	66,824	99.13	1,518,630	–
Total[5]	**1,518,630**	**110.51**	**1,518,630**	**–**

Notes:
1. The nominal value of shares purchased is $20^{21/22}$ US cents each.
2. No shares were purchased outside the publicly announced share buyback programmes.
3. In accordance with shareholder authority granted at the 2021 and 2022 Annual General Meetings.
4. The total shares repurchased under each programme were 1,014,444,506 shares completed on 15 November 2022 and 504,185,187 shares completed on 15 March 2023.
5. The total number of shares purchased represented 5.6% of our issued share capital, excluding treasury shares, at 12 May 2023.

Dividends

The Board is recommending total dividends per share of 9.0 eurocents for the year. This includes a final dividend of 4.5 eurocents which compares to 4.5 eurocents in the prior year.

This year's report contains the Strategic Report on pages 1 to 59, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Group Chief Executive and Chief Financial Officer.



Margherita Della Valle
Group Chief Executive and Chief Financial Officer

16 May 2023

Purpose, sustainability and responsible business

We connect for a better future

Our approach to ESG

Our approach to ESG (Environmental, Social and Governance topics) is an integral part of our purpose and strategy to enable an inclusive and sustainable digital society.

Below we have set out the main elements through which our approach to ESG is delivered. Our strategy helps to deliver our targets across three purpose pillars: Digital Society, Inclusion for All, and Planet, and ensures Vodafone acts responsibly and ethically, wherever we operate. Our social contract represents the partnership we wish to develop with governments, policy makers and civil society. We are also committed to supporting the delivery of the UN Sustainable Development Goals ('SDGs').

Our purpose pillars

Digital Society

Connecting people and things and digitalising critical sectors.

Digitalising business
Providing products and services to support business, particularly SMEs.

Digitalising agriculture
Supporting the digitalisation of agriculture with specific products and services.

Digitalising healthcare
Using our products, services and technology to support the digitalisation of healthcare.

Read more on pages 29 to 30

Inclusion for All

Ensuring everyone has access to the benefits of a digital society.

Access for all
Finding new ways to roll out our network to rural locations in our markets.

Propositions for equality
Providing relevant products and services to address societal challenges such as gender equality and financial inclusion.

Workplace equality
Developing a diverse and inclusive global workforce that reflects the customers and societies we serve.

Read more on pages 30 to 34

Planet

Reducing our environmental impact and helping society decarbonise.

Climate change
Working to reduce our environmental impact to reach net zero emissions across our full value chain by 2040.

Carbon enablement
Helping our customers reduce their own carbon emissions by 350 million tonnes by 2030.

E-waste
Driving action to reduce device waste and progressing against our target to reuse, resell or recycle 100% of our network waste.

Read more on pages 35 to 38

Social contract: Activation and acceleration of our purpose initiatives

Our approach is underpinned by responsible business practices

Protecting data

Customers trust us with their data and maintaining this trust is critical.

Data privacy
We respect the privacy preferences of our customers and help improve society through the responsible use of data.

Cyber security
As a provider of critical national infrastructure and connectivity that is relied upon by millions of customers, we prioritise cyber and information security across everything that we do.

Read more on pages 40 to 43

Protecting people

Health and safety
Creating a safe working environment for everyone working for and on behalf of Vodafone.

Mobiles, masts and health
Operating our networks within national regulations.

Human rights
Contributing to the protection and promotion of human rights and freedoms.

Responsible supply chain
Managing relationships with our direct suppliers, and evaluating their commitments to diversity, inclusion and the environment.

Read more on pages 44 to 47

Business integrity

We are committed to ensuring that our business operates ethically, lawfully and with integrity wherever we operate.

Tax and economic contribution
As a major investor, taxpayer and employer, we make a significant contribution to the economies of the countries in which we operate.

Anti-bribery, corruption and fraud
We have a policy of zero tolerance towards bribery, corruption and fraud. Our policy provides guidance on what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality.

Read more on pages 47 to 49

Essential to our approach is transparency and measurement

Click or scan to learn more about how we help improve digital inclusion: **investors.vodafone.com/videos**

Click or scan to learn more about our net zero goal: **investors.vodafone.com/videos**

Click or scan to learn more about our approach to data privacy: **investors.vodafone.com/videos**

Click or scan to learn more about our approach to cyber security: **investors.vodafone.com/videos**

Click or scan to learn more about our human rights approach: **investors.vodafone.com/videos**

Click or scan to learn more about our approach to tax: **investors.vodafone.com/videos**

Our targets and achievements

Over the last year we have made progress against many of our key purpose targets. Our Board-level ESG Committee provides oversight of our ESG programme and each of the purpose pillars has an executive-level sponsor.

60.7m
million customers connected to our financial inclusion services

We aim to connect 75 million customers to mobile money and financial inclusion services by 31 March 2026.

Read more on page 32

5.2m
V-Hub unique visitors

We aim to support seven million visitors to digitalise using V-Hub by 2025.

Read more on page 29

34%
women in management and senior leadership roles

We aim to have 40% women in management roles by 2030.

Read more on page 33

5.0m
registered farmers on our agricultural platforms

We are supporting small and large commercial farms to digitalise.

Read more on page 29

100%
renewable electricity in European markets

Target achieved from July 2021, four years ahead of our original 2025 target.

Read more on pages 35 to 36

52%
reduction in Scope 1 and 2 emissions since 2020

By 2030 we aim to achieve net zero emissions from our operations (Scope 1 and 2) and halve our Scope 3 emissions.

Read more on pages 35 to 36

Materiality

We conducted a materiality assessment in 2021 to identify the material and emerging ESG issues relevant to our business, our stakeholders and the societies in which we operate. In FY23, we consider our material issues to be unchanged from the 2021 materiality assessment. Our Task Force on Climate-related Disclosures ('TCFD') report outlines an updated list of climate-related risks (reflecting the potential impact of society and environment on Vodafone).

Click to read our materiality matrix:
vodafone.com/sustainable-business

Reporting frameworks

Vodafone reports against a number of reporting frameworks to help stakeholders understand our sustainable business performance.

GRI Our Global Reporting Initiative ('GRI') 2023 disclosure is included in our 2023 ESG Addendum.

Click to download our ESG Addendum:
investors.vodafone.com/esgaddendum

TCFD Disclosures prepared in accordance with the Task Force on Climate-related Disclosures ('TCFD') framework.

Click to read our TCFD report:
investors.vodafone.com/tcfd

SASB Disclosures prepared in accordance with the Sustainability Accounting Standards Board's ('SASB') Standards.

Click to read our SASB disclosures:
investors.vodafone.com/sasb

UNGC Vodafone supports the Ten Principles of the United Nations Global Compact ('UNGC').

Click to read our 2023 UNGC Communication on Progress:
unglobalcompact.org

CDP Vodafone participates in the CDP's annual climate change questionnaire.

Click to read our CDP response:
vodafone.com/sustainability-reports

External ESG assurance

KPMG LLP has provided independent limited assurance over selected data within our ESG Addendum and this report, using the assurance standard ISAE (UK) 3000 and ISAE (UK) 3410 for selected greenhouse gas data. KPMG has issued an unqualified opinion over the selected data and their full assurance statement, along with the reporting criteria, is available in our ESG Addendum.

ESG governance structure

The Executive Committee has overall accountability to the Board for our sustainable business strategy and regularly reviews progress. Submissions to the ESG Committee are reviewed by the Purpose and Reputation Steering Committee that manages reputation risks and polices. We continue to include ESG measures in the long-term incentive plan for our senior leaders and each purpose pillar has an executive-level sponsor.

Read more about remuneration on pages 85 to 106

The ESG Committee supports the Board in providing oversight of our ESG programme, sustainability and responsible business practices, as well as our contribution to the societies we operate in under our social contract.

Board

ESG Committee | **Audit and Risk Committee**

Executive Committee

Purpose and Reputation Steering Committee

Digital Society
Executive-level sponsor:
Vinod Kumar [1]

Inclusion for All
Executive-level sponsor:
Serpil Timuray

Planet
Executive-level sponsor:
Joakim Reiter

Read more about the Board's oversight of material ESG topics on page 83 to 84

Read more about the governance underpinning our responsible business practices on pages 40 to 49

1. Vinod Kumar, CEO of Vodafone Business, will retire from Vodafone effective 31 December 2023.

Purpose

Our purpose

Our purpose is to connect for a better future by using technology to improve lives and enable inclusive and sustainable digital societies. We achieve this by focusing on three pillars: Digital Society, Inclusion for All and Planet, which serve as the framework for everything we do at Vodafone. Our purpose is underpinned by our responsible business practices: protecting data, protecting people, and business integrity.

Our three purpose pillars are focused on integrating environmental and social considerations into our business strategy and priorities. Our ESG Committee embeds this approach as a formal committee of the Board. This strives to provide strategic support for our ESG ambitions and ensures effective oversight of our ESG strategy.

Read more on our ESG Committee on pages 83 to 84

The role of business in society continues to evolve to address the socioeconomic impacts triggered by the COVID-19 pandemic and humanitarian and refugee crises caused by natural catastrophes and conflicts, as well as the ongoing climate crisis. Recognising this, we continue to evolve our social contract, which represents the partnership we wish to develop with governments, policy makers and civil society. We use the social contract to understand what matters the most to the societies and economies we operate in, and activate our purpose around these. This year we transitioned our social contract to address societal challenges created by the significant rise in the costs of living affecting many of our customers, as well as providing humanitarian support relating to the ongoing war in Ukraine, and the earthquakes in Turkey and surrounding areas in February 2023.

How we are keeping everyone connected through the cost of living crisis

In today's world, connectivity is an essential service; it underpins access to information, provision of services, and the ability to connect personally and professionally. However, as the cost of living increases, affording to stay connected is increasingly difficult for both individuals and businesses. To support our customers through this financially challenging time we offer low cost and social tariffs in all our markets. Whenever we can, we use government criteria for eligibility to ensure we implement social tariffs as fairly as possible, and we do not apply price increases to social tariffs at any point during the term of the contract. We also support customers who find themselves in financial difficulties fairly and appropriately, ensuring they get the right help, support, and services for their needs, including revised payment plans or other options. We seek to monitor the impact of our help for customers struggling to pay, listen to their feedback and improve our services as a result. We continue to work with governments, consult with consumer organisations and partner with providers to help raise awareness of the support available.

Everyone connected

Since its launch in June 2021, our everyone.connected programme has delivered £108 million in social value across the UK. Following the launch of our social broadband tariff Vodafone Essential Broadband, we are the first UK network operator to have both a social mobile and a fixed tariff alongside a social virtual network offering (VOXI for Now). We also reached the milestone of donating connectivity to one million people, and we have since committed to helping a further three million people cross the digital divide (the gap between those with access to the internet and those without it) by the end of 2025.

For small and medium-sized enterprises ('SMEs') and small-office home-office ('SOHO') customers, we provide our V-Hub service, a digital advisory service offering free information, inspiration and insight to increase understanding, and benefits of digital tools and technology. V-Hub users also get access to an adviser who provides one-to-one tailored support and guidance.

Read more about V-Hub on page 29

As global energy costs rise, we are managing our energy as efficiently as possible while providing solutions to help businesses and society save energy too.

Read more about our approach to carbon enablement on page 37

Vodafone's humanitarian response in support of Turkey and surrounding areas

The earthquakes in Turkey and surrounding areas created an unprecedented humanitarian crisis impacting more than 13 million people in the region across an area of 110,000 square kilometres. Around 32,000 people lost their lives, including 27 Vodafone employees. The Vodafone Turkey Search & Rescue Team, formed voluntarily by Vodafone employees, worked tirelessly to assist the emergency response in the disaster zone and support customers, communities and society in the aftermath of the quakes.

Restoring connectivity

Vodafone has more than 3.7 million customers across 10 cities in the affected area in Turkey connected through more than 3,000 mobile base stations, most of which were destroyed or damaged during the earthquakes.

We focused on restoring and keeping our networks operational, ensuring that our customers and their communities could be connected. Vodafone Turkey immediately mobilised engineering teams and over 1,000 power generators to work 24 hours a day to restore connectivity. As a result, Vodafone Turkey had restored almost 98% of its network coverage in the affected areas just days after the disaster.

Supporting our employees

Vodafone offered financial support for our employees and agents living in the affected areas. In some cases, our offices were repurposed in order to provide shelter and accommodation for people and their families.

Keeping our customers connected

In Turkey, Vodafone provided free calls, data, and texts to people in the impacted areas of the country. Many of our markets also provided their customers with free calls and texts into Turkey and Syria, or free roaming services when visiting the region so that people could keep connected with their families and friends.

Charitable and fundraising activities

The humanitarian part of our initial comprehensive response is coordinated under Vodafone Foundation in line with our policy for all charitable activities to be led and funnelled by our Foundations.

A donation fund was established across Vodafone and its Foundation that has to date raised more than €3 million to be used for rescue and recovery initiatives in Turkey.

Click to read more about our response to the humanitarian crisis: **vodafone.com/news**

Digital Society

We believe in the power of connectivity and digital services to strengthen the resilience of societies. Our priority is to provide fixed networks to ensure that data flows at speed to connect people and communities. In doing so, we can contribute to societies becoming more inclusive, under our Inclusion for All pillar, and to decarbonising our economies, under our Planet pillar.

As recent years have demonstrated, connectivity and digital services can be a lifeline, allowing people to work, learn, access healthcare, stay in touch with friends and family and more. Currently, we have over 300 million customers connected to our next-generation mobile and fixed networks.

Informed by our social contract, we continue to focus the Digital Society pillar towards digitalising critical sectors. We have specifically focused on small and medium-sized enterprises ('SMEs'), agriculture and health. We have also continued to invest in our network infrastructure and coverage.

Aligned with our Planet pillar, our products and services enable customers to become more efficient and, in many cases, reduce their emissions, through the use of such products and services.

Read more about our approach to carbon enablement on page 37

Digitalising business

Goal: Support seven million visitors to digitalise using V-Hub by 2025

SMEs are the lifeblood of our economy, providing opportunities for socio-economic participation, as well as social mobility for women, young people, and ethnic minorities.

Through Vodafone Business, we provide products and services which are specifically tailored for SME and small-office home-office ('SOHO') businesses, helping guide them through technology choices and improving their digital readiness. These segments also represent a significant commercial opportunity for Vodafone. We estimate that the total addressable market for SME and SOHO customers in our markets is €55 billion and we currently have almost seven million SME and SOHO customers.

To better support SMEs across Europe and Africa, Vodafone Business launched V-Hub, its digital advice service. This free service provides access to online information and connects SMEs with experts who provide one-to-one advice and support on digitally transforming businesses in an ever-changing digital world.

As of March 2023, V-Hub has been used by over 5.2 million unique visitors across 14 markets. Since its launch, the service has achieved a strong return rate of 25% on average, increasing to almost 30% in Q3 and 35% in Q4 of FY23.

We have set an ambition to reach seven million visitors and help them digitalise their businesses through V-Hub by 2025. Over the next year, we plan to enhance the V-Hub offering, creating a signed-in environment to provide a more personal, secure, and efficient experience for SMEs. Once signed in, users will receive tailored content and a bespoke action plan for their business' digitalisation. In turn, we will start to build a V-Hub membership of engaged SMEs on their digitalisation journey, creating reliable and relevant connections for peer-to-peer advice, business networking and local-to-global community.

Beyond customers, we are working to support SMEs in our supply chain. We also offer optional supply chain financing which allows suppliers to leverage Vodafone's credit position to access cheaper funding and liquidity. This has no impact on Vodafone's commercially negotiated payment terms.

In South Africa, Vodacom Financial Services has built a supplier portal called VodaTrade, where small suppliers can connect with bigger business partners. Currently, there are 127 SMEs registered on the VodaTrade portal, which provides them access to procurement opportunities with seven large retailers.

Digitalising agriculture

According to the UN's Food and Agriculture Organisation, by 2050, the world will need to produce 50% more food than current levels.[1] There is also a growing need to address the environmental impact of agriculture. In Europe, agriculture accounts for 10% of total greenhouse gas emissions and over 40% of land use,[2] in many cases leading to habitat loss and deforestation.

A total of five million farmers are registered on our various agriculture platforms that manage and monitor resource consumption, which in turn can reduce their carbon footprint, protect biodiversity, and increase yields.

Vodafone is working with partners across the value chain to introduce new applications and Internet of Things ('IoT') platforms to provide farmers with digital information and the opportunity to optimise resources. Through Vodacom's subsidiary, Mezzanine, we have developed MyFarmWeb, an agricultural digital platform, to support commercial farms. Last year we expanded into Italy, Germany, Spain, Ireland and the UK and now almost 9,300 commercial farms use MyFarmWeb.

The cloud-based web platform allows producers to capture key agriculture data (physical, chemical, microbial soil analysis, pest presence, and satellite and sensor) into a system that aggregates and calibrates the information to assist decision-making. This equips decision-makers with information to increase yields whilst not damaging the environment – all of which could enable carbon savings along the production process. MyFarmWeb also provides farmers with a platform that aims to allow them to use more productive and sustainable farming practices, which is becoming increasingly important to comply with the changing legislation to qualify for subsidy funding in the future.

Mezzanine is also helping to digitalise agriculture in Sub-Saharan Africa through its eVuna and dairy management platforms amongst others. This enables smallholder farmers to access agricultural inputs, financial products, logistics suppliers, markets, and knowledge.

Mezzanine's eVoucher platform enables the distribution of digital vouchers for farming subsidies with over 4.6 million registered farmers and enables the distribution of disaster relief grants. We continue to support the Department of Agriculture, Land Reform and Rural Development and the Solidarity Fund in South Africa, as well as the Kenyan Ministry of Agriculture, Land and Fisheries and the Kenyan Ministry of Agriculture and Livestock. These programmes have issued over two million vouchers to smallholder farmers.

Women and youth were focus demographics for some of the programmes, with the Solidarity Fund reporting that more than 69% of the beneficiaries were women. Over nine million vouchers have been issued through various disaster relief programmes.

Click to read more about digitalising agriculture at **vodafone.com/agriculture-digitalisation**

Notes:
1. Food and Agriculture Organisation, 2017.
2. Eurostat, 2021.

Purpose (continued)

Digitalising healthcare

Recent years have seen several global events impact the mental and physical health of citizens, as well as causing major disruptions to health systems around the world. Hospital waiting lists are extending, some healthcare professionals are leaving the industry and delays in diagnoses are resulting in patients presenting significantly advanced medical issues.[1]

As part of the EU's focus on building resilient health systems, over €40 billion has been set aside in EU Recovery and Resilience Plans to support health investments and reforms.[1] A recent survey by the Vodafone Institute revealed that 92% of European citizens think the health sector needs urgent support.[2]

We aim to use our technology to play an active role and make the delivery of healthcare services more efficient and cost-effective for providers, and more inclusive for patients. Examples of how we are making a difference include:

- Working together with University Clinic Düsseldorf, we have built Europe's first 5G medical campus using Vodafone's RedBox, a 5G network-in-a-box that provides multi-building low latency coverage. The 5G network enables new ways of working for medical professionals – for example, using 3D mixed reality to rehearse neurology and cardiology procedures before operating.
- Vodafone will implement optical fibre backbone and internet access for thousands of hospitals and health centres across seven regions in Italy. This is part of the Italian government's National Recovery and Resilience Plan as it looks to improve connectivity infrastructure across the healthcare system.
- In Spain, we have helped Cruz Roja Español (Red Cross) by building a telecare solution that supports vulnerable people, including the elderly, victims of gender violence and people with disabilities.
- We are among the largest global IoT connectivity providers, enabling over 25 million connected medical devices on our IoT network, and have been recognised by Gartner as a leader in Managed IoT Connectivity Services for nine consecutive years.
- Health is the foundation upon which resilient, productive and fair societies are built and, as we look to the future, we are investing in our new Tech Innovation Centre in Dresden. Working with leading universities, hospitals, and health tech companies, we're advancing the use of 5G, 6G and artificial intelligence ('AI') in digital healthcare.

Notes:
1. Eurostat, 2021.
2. Vodafone Institute for Society Communications, 2021.

Inclusion for All

Our Inclusion for All strategy seeks to ensure no one is left behind. It focuses on digital skills and improving equitable access to connectivity, and on offering products and services that facilitate access to education, healthcare, and finance for marginalised and vulnerable groups. At Vodafone, we aim to develop a diverse and inclusive global workforce that reflects the customers and societies we serve.

In 2022, as the global population hit eight billion, 5.3 billion of us were online, while 2.7 billion remained offline, representing a stubborn digital divide. In Africa, 60% of the population is unconnected, and in the world's least developed countries the figure rises to 64%. Globally, the growth rate for internet usage was 6.1%,[1] which is well below growth requirements to achieve the UN's target of universal and meaningful connectivity by the end of 2023. This target is further threatened by high inflation and the cost of living crisis, which has eroded real incomes and pushed millions more into poverty in Europe and Africa.

The internet is a vital part of everyday life, enabling us to communicate, and access vital services. There are strong economic gains from increased usage of mobile broadband. Research from the World Bank shows that mobile broadband can reduce the number of households in extreme poverty by 4 percentage points, mainly due to increases in labour force participation among women.[2] Furthermore, expanding broadband penetration across Africa by 10% could boost GDP per capita by 2.5%.[2]

Access for all and propositions for equality pillars within our overall Inclusion for All strategy focus on overcoming the five key barriers that create the digital divide; coverage, access to devices, affordability, digital skills, and creating relevant products and services for those most at risk of being unconnected, such as the elderly and women. In FY23, we made significant progress across these areas and continued to build on the partnerships that are crucial to achieving meaningful connectivity for all.

Access for all

Increasing coverage

Connecting everyone to digital services, particularly across Africa, is a significant challenge. Fixed and mobile services are increasing globally, with mobile broadband networks reaching 95% of the world's population, but coverage in Africa lags behind at 83%.[3]

Expanding coverage to rural networks remains a focus for us, with 25% of the EU population and 58% of the population in Sub-Saharan Africa living in rural areas.[4] Expansion of rural networks can often be more challenging and have a lower return on investment due to lower population densities. New approaches, partnerships, and a blend of technologies help us to overcome some of these barriers and deliver more universal coverage.

One example of such new approaches is our partnership with AST & Science LLC, which seeks to develop the first space-based mobile network designed to connect directly to consumers' 4G and 5G devices without the need for specialised hardware. This year, AST successfully launched and deployed its first communications array and announced in April 2023 the first connection from space to a mobile with no specialised equipment. The space-based network has the potential to enable even those in the hardest-to-reach areas to connect to the internet, ultimately reaching an estimated 1.6 billion people across 49 countries. This will include a number of least-developed countries where coverage is currently the lowest.

Notes:
1. ITU, 2022.
2. World Bank, 2022.
3. GSMA, 2022.
4. World Bank 2021.

In order to drive digital inclusion to the hardest-to-connect communities, this year we made good progress on our goal to increase 4G population coverage to an additional 80 million people in Sub-Saharan Africa (as part of the UN Partner2Connect digital coalition since March 2022). This targeted intervention includes four of the least-developed counties ('LDCs'): Mozambique, Tanzania, Lesotho and the Democratic Republic of the Congo ('DRC'), and will help to close a particular gap in internet usage between urban communities and rural communities. This year we have added 4G technology to an additional 1,429 sites across these countries, giving access to millions more people in Sub-Saharan Africa.

In Europe, as well as in Africa, we are also increasing investment in rural areas, helping farmers and other rural small businesses overcome barriers to connectivity and digitisation.

FY23 network deployment

	4G sites deployed (000s)	4G population coverage
Europe	107.4	99%
Africa	31.1	70%
Group	164.3	85%

Access to devices and affordability

The digital divide goes beyond just coverage but also relates to usage of networks already deployed.

We know that the vast majority of those offline live within mobile broadband coverage. There are many barriers preventing the use of mobile broadband, including lack of awareness, digital skills, and the prohibitive upfront cost of smartphones. Given that smartphones are increasingly the main gateway to digital services, lowering the cost of devices is key to addressing the digital divide.

Smartphone ownership is lowest in emerging markets, with only 45% of adults owning a smartphone compared to 76% in advanced economies. Women are also less likely to own a smartphone than men. Affordability is one of the key challenges to smartphone adoption as it can cost over 70% of the average monthly income in vulnerable countries.[1]

We recognise that we cannot solve this issue by ourselves, and in 2022 we co-chaired the ITU/UNESCO Broadband Commission for Sustainable Development working group on smartphone access. This group represents the first multi-stakeholder group looking to address smartphone access challenges. The working group drew upon the expertise of a cross-sectoral body of commissioners and experts. The outcome report, 'Strategies towards universal smartphone access' identified key interventions to make smartphones accessible to all, including; increasing device financing options; introducing fair taxation and lower import duties; and improving distribution to remote areas. In addition, the working group recommended investigating further the use of device subsidies and pre-owned smartphones which was endorsed by the UN Broadband Commission at its annual meeting during the UN General Assembly in September 2022.

Click to read the UN General Assembly Report: **broadbandcommission.org**

In line with the recommendation to increase device financing options, Vodacom launched the Easy2Own payment plan during the year. Through the initiative, customers in South Africa can purchase a smartphone with a one-off deposit and complete the payment through affordable monthly payments over the following 11 months. Customers who settle their monthly instalment on time receive a 1GB data bundle, valid for seven days each month.

Safaricom also runs a device-financing programme, Lipa Mdogo Mdogo (Pay Little by Little). The partnership between Safaricom and Google offers a flexible payment plan with an 95% reduction in the upfront cost of 500Ksh and an affordable daily fee of 20Ksh. Since the launch in 2020, over 935,000 4G devices have been connected through the Lipa Mdogo Mdogo initiative.

Propositions for equality

Addressing the digital gender gap

The majority of those still unconnected are women. The digital gender gap continues to grow in many LDCs, creating a specific need to support digital gender equality. In 2022, 69% of men were using the internet, compared with 63% of women globally. In the LDCs, just 30% of women used the internet in 2022, compared to 92% in high-income countries.[2] Research indicates that women who have access to mobile internet via a smartphone have 9% higher levels of wellbeing than women who have access via a basic or feature phone. However, across low and middle-income countries women are 18% less likely than men to own a smartphone and 16% less likely to use mobile internet.[3]

Focusing on creating relevant services for women is a key strategy to bring more women online, as an example, in many African markets gaining access to quality health information and antenatal care can be very difficult. Information delivered by mobile can help to bridge some of the gaps in crucial, basic information. Responding to this, our Mum & Baby service continues to grow, giving customers free access to maternal, neonatal and child health information in South Africa. The service has over 2.3 million registered users in South Africa, helping parents and caregivers to take positive actions to improve their children's health.

In DRC, Vodacom's Je Suis Cap, or I am Capable programme, aims to empower women living with disabilities through digital inclusion. In phase 1 of this programme, 500 women received free financial education training by M-Pesa and Visa to support their entrepreneurship projects within their respective communities. Each participant received an M-Pesa kit, a smartphone, an equipped point of sale and financing of $275 to get their venture started.

Vodafone Egypt launched the Egyptian Gender Alliance in partnership with the Ministry of Communications and Information Technology, National Council for Women, UN Women, and other private sector partners. The Alliance promotes the social and economic empowerment of women in Egypt through digital inclusion and skills training to increase their employability and economic participation.

Notes:
1. Alliance for Affordable Internet (A4AI), 2021.
2. ITU, 2022.
3. GSMA, 2022.

Purpose (continued)

Evolving platforms for financial inclusion

Goal: To connect 75 million people and their families to mobile money services by 31 March 2026.

Two billion people remain unbanked globally.[1] Digital services are key to helping people access safe, secure financial services and without the ability to transfer money, people are limited in their ability to save, access loans, start a business and even be paid. Together with Safaricom, we developed the first mobile money platform, M-Pesa, which provides financial services to millions of people who have a mobile phone but limited access to a bank account. It is also widely used to manage business transactions and to pay salaries, pensions, agricultural subsidies and government grants, and reduces the associated risks of robbery and corruption in a cash-based society.

In addition to its core service, we have developed a number of additional financial and business services to increase financial independence and health. For example, M-Koba provides a platform for groups (such as village savings groups) to safely store and manage funds. With security features like multiple approvals and group notifications of any transactions, the platform enables greater transparency and a more efficient way to save as a community. Small enterprises can also increase their efficiency by using Lipa Mdogo Mdogo and M-Pesa, allowing business owners to pay wages and suppliers, as well as withdraw funds to their M-Pesa mobile money wallet and other online bank accounts or to an agent.

This year we published new research in partnership with the United Nations Development Programme ('UNDP') that showed mobile financial services can have a direct, positive impact on developing economies with a one percentage point higher GDP than in markets with no mobile money platforms. Based on previous World Bank research on the relationship between economic growth and reductions in the number of people living in poverty, this higher GDP per capita implies that countries with successful mobile money adoption could reduce poverty by around 2.6% as a result of these services. Furthermore, the research indicated that mobile money services resulted in 1.7 million fewer people living in poverty.

Approximately 26 billion transactions were made in the year using M-Pesa, the equivalent of almost three million per hour on average through a network of more than 670,000 agents. As of the end of March 2023, 60.7 million customers were using Vodafone's financial inclusion services, which includes 2.2 million in South Africa.

Financial inclusion

	Financial inclusion customers (million)	% of service revenue	% penetration of base
South Africa	2.2	–	–
Tanzania	8.2	34%	58%
Mozambique	5.8	29%	73%
Egypt	5.4	4%	14%
Democratic Republic of the Congo	4.1	17%	34%
Lesotho	1.1	14%	97%
Vodacom Group	**26.8**	–	–
Ghana[1]	1.8	7%	63%
Vodafone Group	**28.6**	–	–
Kenya (Safaricom)	32.1	40%	93%

Note:
1. Ghana figures are detailed separately for the 11 months prior to its disposal on 28 February 2023.

Enabling quality education and digital skills

Even before the COVID-19 crisis, an estimated 258 million children around the world were not in school, and more than half were not meeting the minimum expected standards in reading and mathematics.[1] Within six months of the pandemic, at least a third of schoolchildren began to drop behind due to lack of access to remote learning,[2] and we're still seeing the effects of this today.

The COVID-19 pandemic and its after-effects have highlighted the need to adapt teaching to the new realities of increasingly digital societies. We have continued to grow our Connected Education programme, providing access to our ready-made classroom which includes connectivity, devices, and collaboration software for students and teachers across the world. To date, around 1.7 million students and teachers in 5,500 educational institutions across 13 countries have benefited from this digital learning solution, helping to bridge the digital divide.

In South Africa, the Vodacom e-School solution allows learners to access curriculm-aligned content and educators to access learning materials on their smartphones with no data charges. We currently have 1.4 million users on the platform.

Research published by Vodafone Foundation in October 2022 revealed that while 92% of teachers surveyed believe that schools have a responsibility to promote digital literacy, a fifth feel that they themselves are not competent enough in the use of digital technologies.[3] Vodafone Foundation is working to address this by equipping teachers with the digital skills and confidence to apply innovative methodologies in the classroom. Guided by the EU Digital Competence framework, our 'SkillsUpload Jr' solution provides digital skills training for teachers and students, tools for use in schools and access to teaching materials and lesson plans via online platforms. More than 2.3 million teachers and students have received training to date through SkillsUpload Jr.

Vodafone Foundation also continues to scale Instant Network Schools, its partnership with United Nations High Commissioner for Refugees ('UNHCR'), which provides education for refugee students and communities in the DRC, Egypt, Kenya, Tanzania and Mozambique. Since 2013, this partnership has worked with communities and education ministries to transform classrooms into multimedia learning hubs, complete with internet connectivity, sustainable solar power, classroom kits including tablets, laptops, projectors and speakers, localised digital content, and teacher training. In 2023, 84 Instant Network Schools were deployed, benefiting 247,000 students. By 2025, Vodafone Foundation aims to deploy 300 Instant Network Schools to support 500,000 refugee and host-community students and 10,000 teachers.

Notes:
1. UNESCO, 2018
2. UNICEF, 2020
3. 21st Century Teachers, Global Report, 2022

Workplace equality

As part of our purpose, we aim to make the world more connected, inclusive and sustainable, where everyone can truly be themselves and belong. We bring the human touch to our technology to create a better digital future for all, starting with our people.

Our people

We are developing a diverse and inclusive global workforce that reflects the customers and societies we serve.

Key information

	2023	2022
Average number of employees[1]	96,117	95,008
Average number of contractors[1]	8,227	8,784
Number of markets where we operate	17	19
Employee nationalities	146	134
Employees and contractors across the Group[2]		
Europe[3]	45%	47%
Africa[3]	18%	18%
_VOIS and shared operations[4]	33%	32%
Other[5]	3%	3%
Employee experience		
Employee engagement index[6]	76	73
Alignment to purpose[6]	88%	93%
Voluntary turnover rate[7]	12%	14%
Involuntary turnover rate[7]	4%	3%

Notes:
1. All headcount figures exclude non-controlled operations such as those in the Netherlands, Kenya, Australia and India. Further information on how headcount is defined and calculated can be found in the ESG Addendum. Calculation considers pro-rated headcount.
2. May not cast due to rounding.
3. Europe reflects employees based in: Germany, UK, Italy, Spain; Portugal, Ireland, Greece, Romania, Czech Republic, Albania, and Hungary (until disposal in January 2023). Africa reflects employees based in: Vodacom Group, including Egypt and Ghana (until disposal in February 2023).
4. _VOIS and shared operations constitute a significant number of employees. The figures presented above include _VOIS headcount across our footprint (Albania, Egypt, Hungary, India, Portugal, Romania and Spain), as well as headcount in our global Group entities.
5. Other includes employees based in Turkey and Vantage Towers.
6. More detail on the employee survey is included on page 13. The employee engagement index is based on a weighted average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer. Alignment to purpose is based on a single question that asks whether employees feel their daily work contributes significantly to Vodafone's purpose. Employee engagement index and purpose alignments scores reflect September 2022 data.
7. The voluntary turnover rate includes retirements and death-in-service. Further information on how this has been calculated is included in the ESG Addendum.

Diversity and inclusion

Our focus is on removing barriers to workplace equality. This year we have accelerated momentum on gender equality, sustained focus on LGBT+, built on our foundations on race and ethnicity, and taken actions to ensure the accessibility of our physical and digital workplace. An expanded focus on practising inclusion supports our ambition to create a global workforce that reflects the customers, communities and colleagues we serve, and the wider societies in which we operate. We believe that embedding inclusion to enable diversity is critical to achieving these goals in a sustainable way.

Embedding inclusion

Multiple employee networks operate across Vodafone including Women, VodAbility, LGBT+ Friends, Carers and Multicultural Inclusion. We actively support them and provide network chairs and sponsors with specific leadership development focused on effectively setting up and running an employee network.

Global Withstander training has been rolled out in eleven languages to upskill employees on how to become active allies by challenging negative and inappropriate behaviours when they witness them. Over 43,000 employees completed the Withstander training during the year.

We continued to engage with colleagues and raise awareness of why inclusion matters. During the year, we held global sessions focused on gender and ethnic diversity, the LGBT+ community, disabilities, and wellbeing. These received over 10,000 viewers across all webinars.

Gender diversity

Goal: We aim to have 40% women in management roles by 2030

We have reached 34% which is on track towards our ambition. We continue to drive progress through programmes, policies and leadership incentives.

	2023	2022
Women on the Board	54%	50%
Women on the Executive Committee	33%	29%
Women in senior leadership positions[1]	33%	31%
Women in management and senior leadership roles[2]	34%	32%
Women as a percentage of external hires	40%	42%
Women as a percentage of graduates	44%	53%
Women as a percentage of employees[3]	40%	40%

Notes:
1. Percentage of senior women in our top 162 positions includes the Executive Committee and Senior Leadership Team (FY22: 191).
2. Percentage of women in our 6,328 management and leadership roles (FY22: 6,727).
3. Percentage of women based on 93,095 total employees (FY22: 94,789). The total number of employees represents the position on 31 March 2023 and does not include pro-rated headcount. The total excludes employees from Ghana, Hungary, Vantage Towers and those that left the Company on 31 March 2023. Further information on how employees are defined and calculated can be found in the ESG Addendum.

We work to ensure there is gender diversity when resourcing for senior leadership roles and our leadership team is accountable for maintaining diversity and inclusion in their teams. Women in management targets are also embedded in our long-term incentive plans. Our progress and achievements to increase diversity have been recognised externally as Vodafone has been included in the Bloomberg Gender Equality Index for the fifth consecutive year.

Across youth programmes, 50% of hires were women. We have also now connected with over 11,000 girls via the digital skills programme 'Code Like a Girl' since 2017. The introduction of digital sessions, and the increase in demand from markets affected by the pandemic, has enabled us to connect with more girls this year.

Domestic violence

Our global domestic violence policy sets out comprehensive workplace resources, support, security and other measures for employees at risk of experiencing, and recovering from, domestic violence and abuse.

We continue to provide support in this area through global training, 'Apps Against Abuse', and a publicly available toolkit to support survivors. 'Apps Against Abuse' includes the Bright Sky app, which is a safe, easy-to-use app and website which provide support and information on how to respond to domestic abuse. The Vodafone Foundation's portfolio of 'Apps Against Abuse' has connected 2.4 million people to information, advice and support (FY22: 1.6 million people).

Menopause

Our external research identified that 62% of women with symptoms of menopause found it impacted their work. We made a global ambition to support women experiencing menopause, including the release of a global toolkit which is freely available to download externally and menopause e-learning on common symptoms and the impact on work.

Purpose (continued)

Maternity and parental leave
Our global maternity and parental leave policies are available across markets, providing 16 weeks of fully paid leave with a phased return to work over six months, where parents work the equivalent of four days and are paid for five days. This policy is open to all employees regardless of gender, sexual orientation, length of service, and whether their partner is having a baby, or they are welcoming a child through surrogacy or adoption. This year, over 2,300 women have utilised our maternity leave. Over 1,600 men have taken parental leave, with 72% of the latter taking four or more weeks of leave. Of those who identify as LGBT+, 2% have taken parental leave.

LGBT+
Alongside gender equality, we retained our focus on supporting the LGBT+ community with over 3,600 allies and active support from senior executive sponsors. We continue to be recognised as a Top Global Employer by Stonewall. The Vodafone Foundation launched the Zoteria app in the UK to help the LGBT+ community and the wider public to come together and tackle the issue of LGBT+ hate crime.

Race, ethnicity, and cultural heritage ('REACH')
We continue greater workplace inclusion through allyship and anti-racism. REACH fluency training was first completed by all members of the Executive Committee, as well as their direct reports, to increase confidence and capability to talk about race. Since then, the training has been adapted to local context and been rolled out in our European markets. The plan also includes reciprocal mentoring, external cross-company mentoring and McKinsey Black Leadership Academy participation. In 2020, we set ethnic diversity targets at leadership level, which are summarised below.

Ethnic category	31 March 2023	Long-term ambition	Population
Global Ethnically diverse background	**18%**	2030: **25%**	Global Senior Leadership Team (140 positions)
UK Black, Asian, other diverse ethnicities	**16%**	2025: **20%**	UK-based senior leadership and management (1,323 positions)
UK Black	**2%**	2025: **4%**	
South Africa Ethnically diverse background	**67%**	2030: **75%**	South African- based senior leadership and management (411 positions)

Read more about Board and executive management diversity on pages 75 to 76

Physical and digital accessibility in the workplace
We have joined the 'Valuable 500' – a group of 500 companies committed to disability inclusion in business. The commitments are focused on creating a physically and digitally accessible work environment.

During the year, we upskilled our people through continued promotion and education accessibility features available within Microsoft 365. We also have accessibility guidelines and these are reinforced by workshops and training for developers. Assessments were also conducted to improve the accessibility of our own products.

We also partnered with Coventry University to understand the skills needed for effective remote working, with research taking place in the UK, Ireland, Czech Republic, and Turkey. Colleagues from Vodafone took part in a new 'Remote4All' research project that shed light on the remote working experiences of people with disabilities and neurodivergent people, including communications, accessibility and technology use, work-life balance, social isolation, and manager support.

Leadership diversity
To better understand representation across the organisation and inform our diversity and inclusion programmes, we launched '#CountMeIn', an initiative which encourages employees to voluntarily self-declare their diversity demographics. These include race, ethnicity, disability, sexual orientation, gender identity and caring responsibilities, in line with local privacy and legal requirements[1]. Our senior leadership positions have the highest self-declaration rate at 85% and this enables transparency of our diversity at senior leadership.

	Gender identity[1]	Sexual orientation[2]	Ethnic diversity[3]	Disability[4]
Representation in senior leadership positions	1%	4%	18%	5%

Notes:
1. Self-identification of gender identity, including trans and non-binary identities, excluding cisgender.
2. Lesbian, gay, bisexual, and other sexual orientations, excluding heterosexual.
3. Asian, Arab, Black/African/Caribbean, Latinx, mixed ethnic groups, and 'other' identities.
4. Self-identification of disability, including long-term conditions, visible and non-visible disabilities.

Policies, initiatives and targets
Our commitment to diversity and inclusion is reflected across our global policies and principles, such as the Code of Conduct and our Fair Pay principles.

Read more about these Fair Pay principles on page 100

Click to read more about Fair Pay at Vodafone: **vodafone.com/fair-pay**

The achievement of our diversity targets is dependent on the attraction, engagement and retention of diverse talent and skills. To support this, we have inclusive initiatives such as: hybrid and flexible working, parental leave, a mental health toolkit, learning and development programmes, allyship training and menopause support, reinforced by the work of employee networks and executive sponsors. During the year, we refreshed our training for hiring managers and recruiters to support an inclusive candidate experience from application to offer stage. Programmes are designed to help employees through all life stages and challenge societal norms to create an environment where everyone can contribute at their best and thrive.

Read more about diverse talent, future ready skills and personalised employee experience on pages 13 to 15

Note:
1. Markets not asking LGBT+ questions include: DRC, Tanzania, Turkey, and Egypt; the latter also does not ask ethnicity questions. #CountMeIn is not live in Mozambique.

Planet

Reducing our environmental impact and helping to decarbonise society is a part of Vodafone's purpose. Digital technology is key to saving energy, using natural resources more efficiently and creating a more circular economy to reduce e-waste. This year, the need for a green digital transition became ever more urgent, as the global climate crisis continued unabated while the energy crisis deepened.

Our Planet strategy centres around three key areas: net zero, enablement and circularity. We have set ourselves near- and long-term goals across these strategic topics to focus our efforts where we believe we can have the greatest impact. This year, we continued to progress towards our Planet goals. We also continued to integrate environmental considerations into the way we operate as a business by strengthening governance, data and systems, risk management, and engagement with our people – all important foundations for accelerating future action.

Our Planet goals

2025	– Purchase 100% of the electricity we use globally from renewable sources[1] – Reuse, resell or recycle 100% of our network waste
2030	– Net zero emissions from our operations and from energy we purchase and use (Scope 1 & 2)[1,2,3] – Halve emissions from our value chain (Scope 3)[1,2] – Enable 350 million tonnes of carbon emissions to be avoided through green digital solutions[4]
2040	– Net zero emissions across our full value chain (Scope 1, 2 & 3)[2,3]

Notes:
1. Near-term targets are SBTi approved (since 2020) and are subject to re-validation as part of the current process to seek SBTi approval of our long-term (2040) net zero target. Our current SBTi approved near-term target includes reducing Scope 1 and 2 emissions by 95% by 2030.
2. Against a baseline of financial year ending 31 March 2020.
3. This year we amended our terminology from 'fully abate' to 'net zero', to align with definitions in the SBTi's Corporate Net Zero Standard. Going forward, we will seek to align our 2030 and 2040 net zero targets with the SBTi definition of net zero, which means that we will reduce our carbon emissions in absolute terms by 90-95% by our target year (in line with a science-based 1.5 degree pathway), and neutralise any residual emissions through high quality carbon offsetting.
4. Cumulatively from 2020 to 2030, based on carbon emissions avoided by our business customers through the use of our green digital solutions, products and services.

Click to download our ESG Addendum which includes detailed methodologies for ESG data, including GHG emissions and energy data: **investors.vodafone.com/esgaddendum**

Read more about our TCFD disclosures on pages 58 to 59

Net Zero

Goal: To reduce our own carbon emissions to net zero (Scope 1 & 2) by 2030 and across the full value chain (Scope 3) by 2040.

We recognise the urgent need to address the global climate crisis. The information and communication sector ('ICT') is responsible for an estimated 1.8% to 2.8% of global greenhouse gas emissions.[1] As we move towards an ever more digital society, with increasing volumes of internet use and mobile data traffic, we are committed to driving down our emissions in absolute terms as well as shifting our energy mix to renewable sources, in line with what is required by science to avoid negative impacts of climate change.

In 2020 we set a SBTi approved 2030 Science-Based Target in line with reductions required to keep warming to 1.5°C, becoming the first major telecoms operator to follow the emission reduction pathway developed by SBTi for the ICT sector (setting out specific emissions reduction trajectories for mobile, fixed and data centres).

This year, we progressed on our journey to net zero and developed business plans to implement the actions required to reduce our carbon emissions in line with this pathway. As a next step, we are developing our first climate transition plan outlining our key areas for action, collaboration, and advocacy to achieve our goal of net zero emissions across our full value chain by 2040. We are in the process of having our long-term (2040) net zero targets approved under the SBTi Corporate Net Zero Standard.[2]

Our FY23 performance: Our total Scope 1 and market-based method Scope 2 GHG emissions decreased by 10% to 0.97 million tonnes of CO_2e (carbon dioxide equivalent), equivalent to a 52% reduction from our FY20 baseline. Our Scope 3 emissions increased by 5% to 10.1 million tonnes of CO_2e, representing a 7% increase from our FY20 baseline, mainly due to improvements in our Scope 3 data and calculation methodology.

Notes:
1. Freitag, C. et al. (2021), *The real climate and transformative impact of ICT: A critique of estimates, trends, and regulations.*
2. Continued validation of our long-term net zero target from SBTi, has faced delays due to a high volume of companies currently seeking target validation. Subject to the validation process by the SBTi, our long term net zero target may change as part of the validation process.

Our performance[1]

	Unit	2023	2022
Total Scope 1 and Scope 2 emissions (market-based)	Million tonnes of CO_2e	**0.97**	**1.08**
Scope 1 emissions	Million tonnes of CO_2e	0.28	0.28
Scope 2 emissions (market-based)[2]	Million tonnes of CO_2e	0.69	0.80
Scope 2 emissions (location-based)	Million tonnes of CO_2e	2.08	1.99
Scope 3 emissions	Million tonnes of CO_2e	**10.1**	**9.60**
Investments	Million tonnes of CO_2e	3.03	3.04
Purchased goods and services and capital goods	Million tonnes of CO_2e	2.73	3.90
Use of sold products	Million tonnes of CO_2e	1.10	1.73
Fuel and energy-related activities	Million tonnes of CO_2e	0.78	0.81
All other scope 3 categories	Million tonnes of CO_2e	2.46	0.12
Renewable electricity			
Percentage of purchased electricity from renewable sources	%	81	77
Percentage of purchased electricity from renewable sources in Europe	%	100	96
GHG emissions intensity			
Scope 1 and 2 (market-based) GHG emissions per EURm revenue	Tonnes of CO_2e	21.2	23.6
Vodafone energy use	**Gigawatt hours**	**6,274**	**6,125**
Mobile and fixed access network and technology centres	Gigawatt hours/%	5,847/93	5,694/93
Offices and retail stores	Gigawatt hours/%	241/4	249/4
Transport	Gigawatt hours/%	185/3	181/3

Notes:
1. Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology as in effect as at the date of this report. For full methodology see our ESG Addendum 2023.
2. Scope 2 emissions for FY22 have been restated following the correction or inclusion of data points in line with our reporting methodology. In addition, emissions for the UK have been restated to apply the correct emissions factor.

Purpose (continued)

Click or scan to watch a video summarising how we plan to reach net zero by 2040: **investors.vodafone.com/videos**

Net zero operations (Scope 1 & 2 emissions)

Our plans to reduce emissions from our operations (Scope 1 & 2 emissions) focus on driving energy efficiency across our mobile and fixed line networks, phasing out the use of fossil fuels and increasing renewable sources of energy for both our stationary equipment and vehicle fleet.

Driving energy efficiency

Despite the ever-growing use of data and expansion of our networks, this year our total Scope 1 and 2 GHG emissions decreased by 10% to 0.97 million tonnes of CO_2e (carbon dioxide equivalent), due to our ongoing focus on energy efficiency and an increase in the proportion of renewable electricity purchased.

We are committed to continually improving the energy efficiency of our mobile access network, fixed access networks and technology centres, which together account for 93% of our total global energy consumption. We are rolling out new generation network technology, software solutions to optimise energy use, and rationalising our property portfolio. During FY23, we invested €57 million of capital expenditure in energy efficiency and on-site renewable projects which has led to annual savings of 50 GWh.

We continue to implement the ISO 50001 Energy Management Standard globally across our operations. To date, 12 operating companies and Safaricom have been awarded certification. This is underpinned by our energy data management and analytics system which collects and stores data feeds from our electricity suppliers and from smart meters. This system is now live across 12 markets in Europe, with smart meters installed at over 47,000 sites.

Click to read more about our energy efficiency initiatives: **vodafone.com**

Switching to renewables

To achieve our goal of net zero carbon emissions from our operations by 2030, we are phasing out the use of fossil fuels such as diesel for stationary generators, and petrol or diesel for vehicle fuel. Our goal is to purchase 100% of the grid electricity we use globally from renewable sources by 2025. Since July 2021, 100% of the grid electricity used in our European network (FY22: 96%), and 81% globally (FY22: 77%), has been purchased from renewable sources.

Click to read more about our self-powered mobile masts: **vodafone.com/self-powered-mobile-masts**

On-site renewable generation

This year, we continued to install and deploy new solar photovoltaic ('PV') systems at sites in the UK, Egypt and South Africa. This increased our annual on-site generation of renewable electricity to 14 GWh p.a.

We are also collaborating with partners to develop new innovative solutions for renewable energy generation, with ongoing projects to install 750 micro wind turbines in Germany, trialling self-powered masts in the UK, and developing proof-of-concept mini-grid solutions in Mozambique and the DRC.

Purchasing renewable electricity

This was the first full year in which we matched all of the grid electricity we used in Europe with renewable sources[1] (having been 100% renewable in Europe from July 2021). This is significantly ahead of our target to power 100% of our global operations with renewable energy by 2025 and a major milestone towards our net zero goal. We currently have purchase power agreements ('PPAs') in six countries having signed new PPAs in Germany, Greece, Italy, Portugal, Spain and the UK this year, through which we purchased 6% of our renewable grid electricity globally. When fully operational, these will generate approximately 40% or our grid electricity demand in Europe by 2025. PPAs provide us with more economic certainty against current volatile wholesale electricity prices. The remainder of our electricity consumption is matched with renewable energy certificates ('RECs').

We are committed to making the same change to 100% renewable in Africa and 20% of our electricity supply in South Africa was matched with renewable energy certificates during FY23.

We are also helping to build a more accessible market for renewables across some of our African markets. This year, we established a new agreement with the Egyptian government and embarked on discussions with the national energy provider in South Africa, Eskom, which aim to help us source more renewable power from the electricity grid.

This year, we spent €1.2 billion on purchasing electricity. This is a year-on-year increase of approximately 40%, largely driven by exceptional and extreme wholesale market conditions.

Click to read more about our renewable electricity purchasing strategy: **vodafone.com/renewables**

Reducing diesel use

We used 72.5 million litres of diesel in FY23 (a 3% increase from FY22: 70.3 million litres) mainly to fuel generators at sites that are off-grid or have unreliable grid electricity supply. We are seeking alternatives to diesel, including connecting off-grid sites to the grid where possible, fuel cell technology trials (including our successful ammonia fuel cell trial in Romania, launched in 2022) and small-scale on-site renewables.

Electrification of our fleet

This year, we progressed with increasing the proportion of electric vehicles ('EVs') in our company fleet (with EVs making up 49% of the fleet compared to 39% in FY22). We launched a global fleet dashboard to monitor carbon emissions from company vehicles, and progressed plans to phase out purchasing of new vehicles with internal combustion engines in our European operations.

Net zero value chain (Scope 3 emissions)

As part of our Science-Based Target, our goal is to halve the carbon emissions from our full value chain by 2030 and bring them to net zero by 2040 (against a 2020 baseline). This includes our indirect (Scope 3) emissions, which we estimate to be 10.1 million tonnes CO_2e in FY23 (5% higher than the previous year), forming 91% of our total carbon emissions.

Reliable and standardised data from across an entire value chain is fundamental to driving down Scope 3 emissions. Today, however, most companies are relying heavily on estimates and assumptions for their Scope 3 emissions. This year we have invested in enhanced ESG data capabilities to improve the quality of our data, including Scope 3 emissions.

The increase in Scope 3 emissions this year is primarily due to improvements in the completeness and accuracy of data, and mapping to corresponding factors used for calculating emissions from our upstream supply chain (mainly purchased goods and services, and capital goods). In part, these calculations use a spend-based methodology, so this trend was also driven by an increase in procurement spend (of approximately €1 billion), which was further amplified by currency exchange rate fluctuations over the last year. To help us move away from a spend-based methodology in the future, in FY23 we completed a project to engage our top four suppliers of network equipment (representing 38% of Vodafone's total network category spend), to improve sharing of product carbon footprint data and identify opportunities to reduce embedded carbon. We are committed to improving Scope 3 data quality to enable us to better understand the emissions from our value chain, and ultimately to manage them more effectively.

Note:
1. We purchase renewable electricity in accordance with RE100's Technical Criteria.

We continued to embed climate-related topics, among other ESG topics into our procurement process. In March 2023, we launched a new environmentally-linked supply chain financing programme, to provide financial incentives for our suppliers to disclose carbon data to the CDP and take action to improve their score over time. In partnership with CDP, we developed a framework consisting of 12 criteria from the CDP survey and sharing their performance score with their supply chain financing provider, our suppliers have the opportunity to receive preferential financing rates based on their ranking. The programme has initially been launched for suppliers using Citibank's scheme, with a view to expanding to other supply chain financing providers over the next year. CDP plans to make a template of the framework available to other telecommunication industry players, to drive industry-wide adoption of the model. This work is a contributing factor in our being recognised by the CDP as a Supplier Engagement Leader in 2022.

Activities to influence our downstream emissions include improving consumer awareness of the climate impact of smartphones, through marketing of Eco Rating scores that aim to provide consistent and accurate information on the environmental impact of products.

Read more about Eco Rating on page 38

We are also engaging with our partners and supporting them on their decarbonisation journey. In June 2022, we held a summit for our global Vodafone sustainable business teams to share knowledge in which several of our joint venture partners participated.

A review of emissions from our investments identified the need to update the calculation methodology and correct the underlying energy data for our joint ventures and associates, Vodafone Idea (which was determined to be incomplete in prior year emissions calculations). We have restated the Scope 3 category 15 data for all previous years to reflect these improvements to data and methodology.

Industry collaboration and standardised reporting will be crucial to driving down Scope 3 emissions, and we will continue to work with partners and suppliers to increase the reliability of data.

Click to read more about Scope 3 emissions in our ESG Addendum: **investors.vodafone.com/esgaddendum**

Enablement

Goal: To enable our business customers reduce their own carbon emissions by 350 million tonnes between 2020 and 2030

One of our most important contributions to protecting our planet is enabling our customers (which include consumers, businesses, and governments) to reduce their environmental footprint using our digital technologies and services. We have begun this journey with a focus on using green digital solutions to tackle climate change and help decarbonise society.

This year, we estimate we have enabled an avoidance of 24.9 million tonnes CO_2e, which is almost 26 times the emissions generated from our own operations (Scope 1 and 2). Since setting our carbon enablement target in 2020, we estimate we have enabled our customers to save a cumulative 47.6 million tonnes of carbon emissions. Our IoT service offer, including logistics, fleet management and smart metering, has been pivotal in delivering these savings so far. We estimate that 52% of our 162.3 million IoT connections directly enabled customers to reduce their emissions in the past year.

FY23 carbon enablement overview

GHG estimated emission saving (million tonnes CO_2e)[1]	2023	2022
Smart meters	3.7	1.6
Fleet management[2]	3.3	10.7
EV charging	0.9	–
Healthcare	3.1	2.6
Other (e.g. cloud/remote working/connected solar)	0.5	0.6
Other transport solutions and logistics solutions	13.4	–
Total	**24.9**	**15.6**
Cumulative total (FY20 to FY23)	46.7	–

	2023	2022
Total GHG enablement saving (million tonnes of CO_2e)	24.9	15.6
Scope 1 and Scope 2 emissions (million tonnes of CO_2e)	0.97	1.08
Enablement ratio	**25.7**	**14.5**

Notes:
1. Enablement figures are estimates. The detailed methodology is available in our ESG Addendum.
2. Significant year-on-year reduction due to recategorisation of connected car into other transport solutions for FY23.

In FY23, we rolled out a carbon enablement toolkit to support product teams to understand how the solutions they develop result in carbon emission reductions. The toolkit helps them to identify solutions in our existing product portfolio that have carbon enablement potential.

As a result, we have been able to measure and report the carbon enablement impact of an expanded number of Vodafone Business products and services this year, such as remote working solutions, and IoT-enabled solutions for mobility and remote monitoring.

In addition, we hosted a customer summit at this year's London Green Tech Festival, and published our 'Fit for the Future' insights report, to actively engage our Vodafone Business customers to think about our collective role in the green digital transition.

We continue to advocate for the green digital transition at forums such as the European Green Digital Coalition ('EGDC'), GSMA and the European Roundtable of Industrialists, and by speaking at conferences and events, including at COP27.

Circularity

Goal: To reuse, resell or recycle 100% of our network waste by 2025

The UN estimates that as much as 50 million tonnes of electronic and electrical waste (e-waste) are produced globally each year, with only 20% formally recycled. As the use of technology expands and develops, we are playing our part to address the growing global e-waste problem. Our circular economy (or 'circularity') initiatives look at two main types of e-waste: network equipment (such as radio equipment used to run our fixed and mobile access networks) and the electronic devices that we sell to customers (such as smartphones).

We reused, resold or recycled 96% of network waste in FY23, in comparison from our FY22 performance of 95% (which has been restated from 99% to include parts of our network operations and data centres that were previously omitted). Our asset marketplace contributed to this and we also launched and began to scale up a number of new circular devices initiatives. Our initiatives aim to raise consumer awareness of sustainable purchasing, extend the lifetime of devices, and improve collection rates for used devices so that they stay within a circular system.

Purpose (continued)

FY23 network waste management (excluding hazardous waste)

	2023	2022
Reused	2%	3%
Recycled	94%	92%
Disposed[1]	4%	5%
Total network waste (metric tonnes)	**8,920**	**5,979**

Note:
1. Disposed network waste includes used network equipment that is disposed to landfill or incineration.

Circularity of network waste
Our global policy on waste management prioritises the reuse, resale or recycling of surplus or obsolete network equipment. We aim to keep resources in use for as long as possible, maximising the value employed, and then recover and reuse materials responsibly.

We implement resource efficiency and waste disposal management programmes in all our markets to minimise environmental impacts from network waste and IT equipment waste. This year, we generated an estimated 12,400 tonnes of network waste equipment (including hazardous waste). We reused and recycled 96% of the non-hazardous waste; partly via our asset marketplace, which was established in 2020 to resell and repurpose excess or decommissioned network equipment, thus extending its useful life. This year, we estimate that we have saved €14.7 million of spend and avoided over 1,143 tonnes of CO_2e through our asset marketplace platform. This is in addition to the reuse of equipment within individual operating companies. For example, Vodafone UK avoided an estimated 1,466 tonnes of CO_2e in FY23 by reusing equipment.

Circularity of devices
Across our industry small IT equipment and electronics, such as devices, constitute around 9% of total e-waste generated.[1] We aim to reduce our impact in this area by implementing circular devices initiatives in conjunction with our partners and other operators.

Improving collection rates for used devices
Our previous metric that measured weight of products collected via product take-back schemes is not reported in FY23 as we have retired it in place of our newly formed partnership with WWF. In November 2022 we launched our '1 million phones for the planet' campaign, to raise consumer awareness of e-waste and incentivise our customers to bring back their used devices for trade-in, donation or recycling. WWF's ability to deliver impactful environment projects, combined with Vodafone's digital technology capabilities and our reach across a global consumer audience, will enable us to show how technology can help overcome sustainability and conservation challenges.

This year we also we launched a new e-waste compensation partnership in Germany. Our 'One for One' campaign promises that for every phone purchased directly from us, our partners at Closing the Loop will collect one for recycling from an African country that does not have safe recycling infrastructure or systems. This diverts e-waste from landfill or incineration, whilst also enabling valuable materials such as gold and palladium to be recovered from otherwise hazardous waste. Our partnership with Closing the Loop aims to enable the safe collection and recycling of over one million scrap devices per year.

Extending the lifetime of devices
In partnership with Recommerce, our 'Trade in' campaign encourages customers to extend the lifetime of their device by trading it in to be refurbished and resold. Our digital trade-in platform, now live in four European markets, offers customers a guaranteed price to make the trade-in customer journey convenient, cost-effective and attractive.

We are also encouraging our customers to consider purchasing second-life devices. Purchasing a refurbished smartphone saves around 50kg of CO_2e – making its contribution to climate change 87% lower than that of the equivalent, newly manufactured smartphone – and removes the need to extract 76.9 kg of raw materials.[2] We are offering customers high quality and competitively priced refurbished smartphone ranges in UK, Turkey, and Vodacom.

We also continue to collect, refurbish and reuse fixed line equipment (such as broadband routers) multiple times, to drive significant associated environmental and cost savings.

Improving consumer awareness of product sustainability
We are continuing our engagement in the Eco Rating labelling scheme jointly with other major European operators. Eco Rating is a pan-industry initiative to help consumers identify and compare the sustainability of mobile phones on the market, whilst also encouraging suppliers to reduce the environmental impact of devices.

In November 2022, Eco Rating expanded to reach 35 countries, supported by 22 manufacturers and a total of eight operators. Since its introduction, the rating has contributed to improving the environmental performance of mobile phones on the market, illustrated by the increase of the average Eco Rating score from 74 to 76 out of a maximum 100 since it was launched 18 months ago. We now operate this initiative in 12 markets with over 200 handsets assessed and available to our customers.

Reducing virgin plastic use
We continue to reduce use of single-use plastics, replacing them with lower-impact alternatives across all our retail stores, offices and logistics operations in collaboration with our logistics providers. To reduce virgin plastic use in our SIM cards, we have continued to roll out half-size SIMs made from recycled plastics.

Where plastic must be used, we aim to use recycled plastic. For example, our new Ultrahub broadband router uses 95% recycled plastic in the product housing and the packaging is made using 85% recycled materials, both of which are 100% recyclable at the end of life.

Partnerships and collaboration
Reducing our environmental impact is a challenge that we know we cannot achieve alone. Partnerships are essential to addressing the climate and nature crises. We work with a number of valued partners at a global and local level to deliver initiatives across our Planet strategy.

Together with Vodafone Egypt and Vodacom, we re-affirmed our commitment to climate leadership through our headline sponsorship of the COP27 UN Climate Change Conference in Sharm El-Sheikh in November 2022. Our presence demonstrated our resolve for businesses to take an active role in bringing about the green digital transition. In addition to providing essential digital connectivity services for the conference and its delegates, we showcased examples of innovative green digital solutions that can help reduce global carbon emissions and optimise resource efficiency – including our agricultural platforms such as MyFarmWeb and Connected Farmer solutions, which are supporting over five million farmers across Africa to minimise agricultural inputs like vehicle fuel, water and chemicals, whilst maintaining crop yields.

Read more about our agricultural programmes on page 29

Engaging our people on Planet
We are engaging people across Vodafone to think about environmental impacts and risks as part of their own business decision-making. Our '#RedLovesGreen' community is the largest employee group outside of core business topics on Workplace (Vodafone's internal collaborative communication platform) with more than 12,000 colleagues who are engaged on environmental subjects. In FY23 we launched a series of webinars called 'Green Talks', covering topics including climate change science and net zero.

Notes:
1. GSMA, Strategy paper for circular economy: Mobile Devices, 2022
2. ADEME (2022) Assessment of the environmental impact of a set of refurbished products

We contribute to the Sustainable Development Goals

The UN Sustainable Development Goals ('SDGs') provide a blueprint for human progress and a clear call to action for businesses to contribute to a better future.

The confluence of the climate crisis and the macro economic downturn as a result of the COVID-19 pandemic has exacerbated existing challenges for society, particularly in less developed countries, and led to a reversal of progress on a number of SDGs. For example, we have seen the first rise in extreme poverty in a generation, with around 120 million people pushed back into extreme poverty[1]. Furthermore, the UN estimates that COVID-19 has wiped out 20 years of educational gains, with secondary school completion rates at just 53%, and this is predicted to decline.[1]

Digital technology will be essential in reducing these impacts and helping progress towards delivering the SDGs. We are committed to playing our role and believe we can increase the speed and scale of delivery across a wide number of SDGs through leveraging our technology and services, and through partnering with others. Simultaneously, we can drive significant growth. For example, our M-Pesa mobile money platform, designed to enable financial inclusion, has 58.5 million active customers (including Ghana). Excluding Safaricom, M-Pesa revenue in FY23 was €444 million.

We enable inclusive and sustainable digital societies

At Vodafone we are accelerating connectivity and digitalisation in order to meet the SDGs by 2030. We have identified two priority SDGs (SDG 9 build resilient infrastructure and innovation, and SDG 17 strengthen the means of implementation and partnerships for sustainable development) that will enable us and our partners to find lasting solutions to social, economic and environmental challenges and thereby accelerate the delivery of other SDGs.

Read more about our partnerships on page 30 to 32 and 37 to 38

The SDGs will only be achieved in partnership, and we continue to pioneer new models of cooperation between business, governments, international organisations, and civil society to deliver process and scale. For example, we were a founding member of the International Telecommunication Union's Partner2Connect coalition to connect the unconnected. We also initiated and co-led the first multi-stakeholder working group on smartphone access and affordability under the auspices of the Broadband Commission for Sustainable Development.

This year, our partnership in Ethiopia with Safaricom, Sumitomo Corporation and CDC Group launched a new network in Ethiopia combining our innovation and technology to help solve customer and societal challenges in the region.

We have also increased our partnerships to address the climate crisis. This includes our partnership with the Egyptian government and United Nations Framework Convention on Climate Change in COP27 in Egypt in November 2022, and our global partnership with WWF that will support our goals to reduce carbon emissions to net zero by 2040 and encourage a more circular economy for mobile phones.

Through connectivity infrastructure, digital innovations and partnerships, we deliver impact across many of the SDGs.

Note:
1. UN, 2022.

Examples of our projects and initiatives supporting the SDGs over the last year

Read more about our contribution to the SDGs: **vodafone.com/sdgs**

No poverty

1 NO POVERTY

Our everyone.connected campaign in the UK has delivered £108 million in social value helping customers deal with the increased level of poverty due to cost of living increases.

Read more about our approach to the cost of living: **vodafone.com**

Good health and wellbeing

3 GOOD HEALTH AND WELL-BEING

Our partnership with Deloitte will provide new and effective ways for medical professionals to diagnose, treat, and support patients.

Read more about our partnership: **vodafone.com/business/industry/health**

Quality education

4 QUALITY EDUCATION

Our Connected Education programme has benefited over 1.7 million students and teachers in 5,500 education institutions across 13 countries.

Click or scan to watch how Vodafone is providing digital learning through connected education.

Gender equality

5 GENDER EQUALITY

We continue to design digital solutions to empower women such as Mum & Baby with over 2.3 million customers subscribing to our free maternal health programme.

Read more about our Mum & Baby programme on page 31.

Affordable and clean energy

7 AFFORDABLE AND CLEAN ENERGY

Since July 2021 our European network is powered 100% by electricity purchased from renewable sources and are forming new agreements to enable us to purchase renewable power in Africa.

We are also partnering with others to innovate in renewable technologies for remote mobile sites.

Read more about our Planet purpose pillar on pages 35-38.

Read more about self-powered mobile masts providing sustainable solutions for rural communities: **vodafone.com/self-powered-mobile-masts**

Sustainable cities and communities

11 SUSTAINABLE CITIES AND COMMUNITIES

Our IoT solutions help local governments take control of their energy usage across multiple sites, improve air quality via monitors and optimise waste collection.

Read more about our digital solutions to build sustainable cities: **vodafone.com**

Responsible consumption

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

12 of our European markets have launched Eco Rating schemes to provide consistent, accurate information on the environmental impact of products, including smartphones.

Read more about Eco Rating for mobile phones: **vodafone.com/eco-rating**

Responsible business

Responsible business

To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting ethically, lawfully and with integrity is critical to our long-term success.

This section of the Strategic Report covers the elements underpinning our responsible business strategy. On this page, we explain how we embed an understanding of our Code of Conduct throughout the Group and provide our people and suppliers with access to a whistleblowing hotline ('Speak Up'). This section also summarises our approach to protecting data and people, as well as how we ensure we behave ethically, lawfully and with integrity wherever we operate.

Code of Conduct

Our Code of Conduct sets out what we expect from every single person working for Vodafone, regardless of location. We also expect our suppliers and business partners to uphold the same standards as set out in our Code of Ethical Purchasing.

Click here to read our Code of Conduct:
vodafone.com/code-of-conduct

Our Doing What's Right ('DWR') training and communication programme is key to embedding a shared understanding of the Code of Conduct across Vodafone. Throughout the year, the Doing What's Right communication programme promoted different areas of our Code of Conduct, including Speak Up, anti-bribery, privacy, competition law, security, and health and safety. In FY23, we launched a campaign to reinforce how line managers have a critical responsibility to be a role model for ethics and integrity at Vodafone and create a culture where we take decisions that foster trust and admiration.

Training in our Code of Conduct is mandatory for all employees and is included in our standard induction process for new employees. This year we have upgraded our DWR learning strategy moving from training every two years to a learning intervention every year. Of those employees assigned Doing What's Right training, 93% had completed the training as at 31 March 2023. From FY24 onwards, end-of-year reward linked to an individual's impact will be underpinned by minimum standards, including completion of our Doing What's Right training, that reinforce our commitment to building an ethical culture.

We also strive to make compliance easy for our employees and continue to improve our digital Code of Conduct and Global Policy Portal, the internal platform where employees can find information about our policies and procedures. During FY23, 220,000 visits to these portals were logged which is an indicator that our employees are engaging with our policies.

Our Code of Conduct is well understood throughout Vodafone. In our latest Spirit Beat employee survey, 95% of respondents agreed with the statement 'Our team lives by the Code of Conduct'.

Speak Up

Everyone who works for or on behalf of Vodafone has a responsibility to report any behaviour at work that may be unlawful or criminal, or could amount to an abuse of our policies, systems or processes and therefore be a breach of our Code of Conduct. Employees are able to raise concerns with a line manager, with a colleague from human resources or through our anonymous confidential third-party hotline, Speak Up, which is accessible in local languages online or by telephone.

We have a non-retaliation policy when a genuine concern has been reported. Everyone who raises a concern in good faith is treated fairly, with no negative consequences for their employment with Vodafone, regardless of the outcome of any subsequent investigation.

Speak Up reports are confidentially investigated by local specialist teams, with a senior team in place to triage reports. Each grievance is monitored to verify that any corrective action plan or remediation has been conducted. Our Group Risk and Compliance Committee reviews the effectiveness of the Speak Up process and trends twice a year, and the Audit and Risk Committee receives an annual update, with additional ad hoc reviews also carried out where appropriate.

Our employees trust our Speak Up process, as evidenced by our September 2022 Spirit Beat survey, with 85% of respondents agreeing that they believe appropriate action would be taken as a result of using the process. We also track the proportion of 'named' versus 'anonymous' reports as a higher number of named reports suggests higher levels of trust in the Speak Up process. During the year, 57% (FY22: 64%) of reports were 'named' and this was higher than available industry benchmarks.

This year, 505 (FY22: 642) separate concerns were reported using Speak Up. Speak Up reports could relate to matters of unlawful behaviour or matters of integrity, such as bribery, fraud, price fixing, a conflict of interest, or a breach of data privacy. Reports could also relate to people issues such as discrimination, bullying or harassment, danger to the health and safety of employees or the public, or potential abuses of human rights.

If we decide to proceed with an investigation, a qualified expert will investigate, keeping the person who raised the concern informed throughout the process. Where reports made to Speak Up require remedial action, this could include consequences at the individual level, or changes to internal processes and procedures.

Speak Up is owned by the Chief Human Resources Officer and overseen by the Group Risk and Compliance Committee. In 2022, we undertook a review of the Speak Up process to check it against the UN Guiding Principles on Business and Human Rights requirements.

Speak Up topics raised during the year

Topic[1]	Speak Up reports	Requiring remedial action
People issues[2]	70%	35%
Integrity	24%	51%
Other	5%	41%
Health and safety	1%	50%

Notes:
1. There were no reports relating to modern slavery concerns reported during the period (FY22: zero reports).
2. Diversity & Inclusion topics accounted for 2% of the People issues reported during the year.

Speak Up is also made available to our suppliers and is communicated through our Code of Ethical Purchasing. For suppliers that decide to maintain their own grievance mechanisms, we require that they inform us of any grievances raised relating to work done on behalf of Vodafone directly.

Protecting data

Millions of people communicate and share information over our networks, enabling them to connect, innovate and prosper. Customers trust us with their data and maintaining this trust is critical.

Data privacy

We believe that everyone has a right to privacy wherever they live in the world, and our commitment to our customers' privacy goes beyond legal compliance. As a result, our privacy programme applies globally, irrespective of whether there are local data protection or privacy laws.

Our privacy management policy is based on the European Union General Data Protection Regulation ('GDPR') and this is applied across Vodafone markets both inside and outside the European Economic Area.
Our privacy management policy establishes a framework within which local data protection and privacy laws are respected and sets a baseline for those markets where there are no equivalent legal requirements.

We always seek to respect and protect the right to privacy, including our customers' lawful rights to hold and express opinions and share information and ideas without interference. At the same time, as a licensed national operator, we are obliged to comply with lawful orders from national authorities and the judiciary, including law enforcement.

Click or scan to watch our privacy experts summarise our approach to data privacy:
investors.vodafone.com/videos

Privacy risks

As data volumes continue to grow and regulatory and customer scrutiny increases, it is important to be clear on the privacy risks we face, as well as how our policies and programmes can mitigate these risks. We categorise data privacy risk into three main areas:

- **Collection:** collection of personal data without permissions or excessive collection of data;
- **Access & use:** use of personal data for unauthorised purposes, excessive data retention or poor data quality; and
- **Sharing:** unauthorised disclosure of personal data, including supplier non-compliance with the law or our own policies.

To help us identify and manage evolving risks, we constantly evaluate our business strategy, new technologies, products and services, as well as government policies and regulation.

Privacy principles

Our privacy programme governs how we collect, use and manage our customers' personal data to ensure we respect the confidentiality of their communications and any choices that they have made regarding the use of their data. Our privacy programme is based on the following principles: accountability; fairness and lawfulness; choice and access; security safeguards; privacy by design; openness and honesty; responsible data management; and balance.

Click to read more about our privacy principles and how they guide the way our products are designed and built:
vodafone.com/privacy

Using customer data

We want to enable our customers to get the most out of our products and services. To provide these services, we need to use our customers' personal information. We aim to protect our customers' data, use it for a stated and specific purpose, and we are always open about what customer data we collect, and why we collect it.

Click to read more about uses of customer data:
investors.vodafone.com/sasb

Each local market publishes a Privacy Statement to provide clear, transparent and relevant information on how we collect and use personal data, what choices are available regarding its use and how customers can exercise their rights. Our product-specific privacy notices include details relating to a particular product. These statements and notices are available to customers online, in the MyVodafone app and in our retail stores.

We provide our customers with access to their data through online and physical channels. These channels can be used also to request deletion of data that is no longer necessary, or for correction of outdated or incorrect data, or for data portability. Our customer privacy statements and other customer facing documents provide comprehensive information on how these rights can be exercised and how to raise complaints or contact the relevant data protection authority. Our frontline retail and customer support staff are trained to respond to customers' requests.

Our state-of-the-art, multi-channel permission management approach was deployed across our channels (MyVodafone app, website, call centres and retail stores) in 2018. This approach allows our customers to control how we use their data for marketing and other purposes at any time and the permissions are synchronised across our channels. For example, customers can:

- Opt-in for processing of special categories of data;
- Choose what data we collect through the MyVodafone app and how it is used;
- Opt-out from marketing across different channels (call, SMS, notifications), or opt-in to the use of their communications metadata for marketing purposes or for receiving third-party marketing messages; and
- Opt-out from the use of anonymised network and location data ('Vodafone Analytics').

Click to read more about our privacy policies:
vodafone.com/privacy

Case study: Privacy-first digital advertising

Following a trial of a new 'TrustPid' solution, we have formed a new joint venture with three other major European telecommunications operators. TrustPid is a technology for data protection-compliant digital marketing, allowing consumers to enjoy free content and the benefits of the open internet whilst maintaining control over their privacy. TrustPid requires express consent of the user to be activated and offers a centralised self-serve privacy portal enabling users to review and manage their consents across websites participating in the service at any time. Users can revoke their consents all at once or individually per website, as well as block the service.

TrustPid works with secure, unique network-based digital tokens generated using the IP address of the user and multiple de-identification steps to break the 'link-ability' back to the users. The telecommunications providers are responsible for creating a pseudonymised network ID which is used by the TrustPid platform to generate the additional digital tokens. The telecommunications providers do not enhance the tokens with any customer or traffic data, nor is any other directly identifiable data, such as name or email address, shared or processed by the service in any other way. The digital tokens shared with advertisers and publishers are randomised, specific for each domain and have a limited lifespan of up to 90 days. These allow advertisers and publishers to provide users with a personalised experience on their websites, apps and services, without being able to trace them back to reveal the personal identity of the individuals, and always with the requirement that the user must have provided express prior consent for each individual site. These measures reduce the risk of uncontrolled cross-site tracking, data sharing and profiling across different partners – one of the big drawbacks for consumers in the way digital advertising works today. Transparency, control and data minimisation are key principles for TrustPid which seeks to provide a privacy first solution whereby only the minimum personal data for the service to work is processed and shared on a need-to-know basis.

The European Commission has provided unconditional approval for the creation of the joint venture and the joint venture partners have now tested the platform with advertisers and publishers in Germany and Spain. All local data protection authorities were consulted before the trial was initiated. Following completion of the trial at the end of May 2023, the joint venture will outline its vision and strategy, including information about next steps and a commercial launch, which will be announced in due course by a new company called Utiq.

Click to read more about Utiq:
utiq.com

Operating model
We have an experienced team of privacy specialists dedicated to ensuring compliance with data protection laws and our policies in the countries where we operate.

We apply a process-based approach to managing privacy risks across the data lifecycle and teams from across Vodafone ensure end-to-end coverage. Dedicated security teams ensure appropriate technical and organisational information security measures are applied to protect personal data against unauthorised access, disclosure, loss or use during transit and at rest.

Read more about cyber security on pages 42 to 43 and 53

All products, services and processes are subject to privacy impact assessments as part of their development and throughout their lifecycle. We maintain personal data processing records, supplier privacy compliance, data breach management and individual rights processes, as well as internal and international data transfer compliance frameworks, and training and awareness programmes.

In our supply chain, privacy and security requirements form a key part of our supplier management processes. All suppliers go through a thorough onboarding process to verify their adherence with these requirements, appropriate data protection agreements are agreed, and suppliers are subject to continuous monitoring.

Our teams monitor and influence regulatory and industry developments and work to build and maintain relationships with local data protection authorities and other key stakeholders.

Our privacy control frameworks are subject to continuous risk-based improvements. In addition to introducing updates to our global privacy controls, we also require every employee, and where possible contractors, to complete Doing What's Right privacy training within six weeks of joining and then in line with our annual learning intervention cycle. We also have targeted training for high-risk roles which is aimed at teams with a key role in personal data processing. With this approach we aim to achieve a 90% completion rate on both types of training across all target groups across our global footprint. In FY23, 95% of assigned employees completed Doing What's Right or more specific privacy training.

The effectiveness of control implementation is subject to quarterly reporting, and annual evidence-based testing by the privacy teams, as well as internal audit. Control implementation is also reviewed by local market CEOs, the Group Risk and Compliance Committee and the Audit and Risk Committee. Any findings are subject to remedial actions by the responsible control operator, and completion is monitored.

Governance
The General Counsel and Company Secretary, a member of the Executive Committee, oversees the global privacy programme. The Group Privacy Officer, reporting to the General Counsel, is responsible for managing and overseeing the privacy programme on a day-to-day basis across the markets and provides regular status reports to the General Counsel and Company Secretary and an annual update to the Audit and Risk Committee. During the year, the Group Chief Executive also introduced regular compliance reviews to ensure operating companies were adhering to the Group's policies and procedures. This included oversight of our privacy programme.

Whilst each employee is responsible for protecting personal data they are trusted with, accountability for compliance sits with each operating company. A member of the local executive committee oversees the local implementation of our privacy programme. Each operating company also has a dedicated privacy officer, privacy legal counsel and other privacy specialists. Local privacy officers report to the Group Privacy Officer throughout the year.

The Privacy Leadership team approves new standards and guidelines and monitors the implementation of global privacy plans. Operating companies also maintain privacy steering committees that bring together privacy and security teams and senior management from relevant business functions.

Privacy incidents
We have a strong culture of data privacy and our assurance and monitoring activities are designed to identify potential issues before they materialise. However, during the financial year, Vodafone was fined €1 million (FY22: €2 million) for separate data privacy issues, primarily relating to fraudulent SIM swaps, telesales and marketing without consent, human and system errors in data processing, and delayed execution of data subject rights. In response, we have introduced new standards and increased monitoring.

Read more about how we respond to a data breach in the cyber security section on page 43

Cyber security
Our role is to enable connectivity in society. As a provider of critical national infrastructure and connectivity that is relied upon by millions of customers, we prioritise cyber and information security across everything we do. Our customers use Vodafone products and services because of our next-generation connectivity, but also because they trust that their information is secure.

Cyber attacks are part of the technology landscape today and will be in the future. All organisations, governments and people will be subject to cyber attacks and some will be successful. The telecommunications industry is faced with a unique set of risks as we provide connectivity services and handle private communication data. Our operating model is designed based on this knowledge and focused on how we prevent, detect and respond to attacks to minimise the impact.

We have published a separate factsheet which provides more detail on our approach to managing cyber risk at Vodafone, as well as how we protect our customers from cyber threats. The following section is a summary of our approach.

Click to read our cyber security factsheet: **investors.vodafone.com/cyber**

Click or scan to watch our cyber security experts summarise our approach to cyber security: **investors.vodafone.com/videos**

Our cyber security strategy
Our vision is a secure connected future for our customers and society. We are motivated by a clear purpose to inspire customer trust and loyalty by providing sustained cyber security, ultimately contributing to a secure society and an inclusive future for all.

Our cyber security strategy sets out how we plan to achieve these goals. It is aligned to, and forms part of, Vodafone's 2025 technology strategy. Our cyber security strategy has six pillars: control evolution, secure by design, dynamic trust, real-time data & real-time response, Spirit of Vodafone and culture, and security for society.

Identification of vulnerabilities and risks
Cyber security is one of Vodafone's principal risks. We understand that if not managed effectively, there could be major customer, financial, reputation, stakeholder or regulatory impacts. Risk and threat management are fundamental to maintaining the security of our services across every aspect of our business.

To help us identify and manage emerging and evolving risks, we constantly evaluate and challenge our business strategy, new technologies, government policies and regulation, and cyber threats. We conduct regular reviews of the most significant security risks affecting our business and develop strategies and policies to detect, prevent and respond to them. Our cyber security strategy focuses on minimising the risk of cyber incidents that affect our networks and services. When incidents do occur, we identify the root causes and use them to improve our controls.

Risk and control framework
Controls can prevent, detect or respond to risks. Most risks and threats are prevented from occurring and most will be detected before they cause harm and need a response. A small minority will need recovery actions.

We use a common global framework called the Cyber Security Baseline and it is mandatory across the entire Group. The baseline is based on an international standard and includes key security controls which significantly reduce cyber security risk by preventing, detecting or responding to events and attacks. We have effectiveness targets for the key controls that are monitored and reported to senior management for each market every month. The framework is regularly reviewed and new controls or new targets identified each year.

As well as monitoring control effectiveness within Vodafone, we oversee the cyber security of our suppliers and third parties with a dedicated team. At supplier onboarding, security requirements are written into contracts, and we determine the inherent risk of the supplier based on the service they are providing. We then assess their controls to understand the residual risk, which informs the frequency of review. We follow up on open actions and ensure security incidents are tracked and managed.

A dedicated assurance team reviews and validates the effectiveness of our security controls, and our control environment is subject to regular internal audit. The security of our mobile networks is also independently tested and benchmarked versus other telecommunications operators every year to assure we are maintaining the highest standards and our controls are operating effectively. We maintain independently audited information security certifications, including ISO 27001, which cover our global technology function and 15 local markets. In addition, our markets comply with national information security requirements where applicable.

Read more about our identification of cyber threat as a principal risk on page 53

New technologies, industry practice and regulations
We adopt new technologies to better serve our customers and gain operational efficiency. For every technology programme, new or existing, we follow our Security by Design process, evaluating suppliers' hardware and software, modelling threats and understanding the risks before designing, implementing and testing the necessary security controls.

We anticipate threats will continue from existing sources, but also evolve in areas such as 5G, IoT, vendor software integrity, quantum computing and the use of artificial intelligence ('AI') and machine learning.

More broadly, we actively engage with stakeholders, including industry and government, in order to protect Vodafone, respond to cyber threats and work together to share best practice. Given our expertise and extensive experience, we also engage with a wide range of organisations to help improve the understanding of cyber security thinking and practice, and contribute to public policy, technical standards, information sharing and analysis, risk assessment, and governance.

We expect a significant increase in security regulation over the next few years as governments respond to the heightened cyber threat landscape, recognising that telecommunications operators provide critical national infrastructure. We engage directly with governments and industry partners to promote proportionate, risk-based and cost-effective solutions to security threats. We look to establish shared approaches to reinforce standardisation and regulatory frameworks that apply equally to all market participants.

Operating model
We have implemented an operating model based on the leading industry security standards published by the US National Institute of Standards and Technology ('NIST'). The model is designed to reduce risk through constantly protecting, defending and improving our security. We have an in-house international team of almost 1,000 employees and we also work with third-party experts in specialist areas. Our scale means we benefit from global collaboration, technology sharing and deep expertise, and ultimately have greater visibility of emerging threats.

Although the cyber team leads on detect, respond and recover, preventative and protective controls are embedded across all our technology and throughout the entire business. Every employee has responsibility for cyber security and must follow the Vodafone Cyber Code, be sensitive to threats and report suspicious activity. Embedded in our Code of Conduct, the Cyber Code is the cornerstone of how we expect all employees to behave when it comes to best practice in cyber security. It consists of seven areas where employees need to follow security good practice.

Click to read more about Vodafone's Cyber Code in our Code of Conduct:
vodafone.com/code-of-conduct

Cyber security is included within our Doing What's Right training programme and our latest module was translated for non-English-speaking markets during the year, having been launched in English last year. We are also about to launch a training manual for contractors. Training on our Code of Conduct and cyber security is included in our standard induction process for new employees, and we expect every employee to complete annual learning interventions when assigned.

Governance
The Chief Technology Officer and Chief Network Officer are the Executive Committee members responsible for managing the risks associated with cyber threats and information security. The Cyber Security, Technology Assurance and Strategy ('CTAS') Director is responsible for managing and overseeing the cyber security programme on a day-to-day basis and reports to the Chief Technology Officer. Reporting to the CTAS Director are the heads of the global cyber security functions and markets or regions. The local cyber security leads are part of their local management teams and responsible for the cyber agenda in their market or region.

Key risk indicators for our most important controls and our security baseline are reported to senior management and the Executive Committee every month. Cyber threats and information security are a major area of focus for the Board's Audit and Risk Committee and detailed updates including threat landscape, incidents, security position, residual risk and security strategy and programme progress were provided by the CTAS Director twice during the year, most recently in March 2023.

Read more about the Audit and Risk Committee's oversight of cyber security on pages 77 to 82

Cyber incidents
As a global connectivity provider, we are subject to a range of cyber threats. We use our layers of controls to identify, block and mitigate threats and reduce any business or customer impact. Where a security incident occurs, we have a consistent incident management framework and an experienced team to manage our response. The focus of our incident responders is always fast risk mitigation and customer security.

In the event of a cyber breach, disclosure is made in line with local regulations and laws, and based on a risk assessment considering customers, law enforcement and relevant authorities. The European Union's GDPR provides a framework for notifying customers in the event there is a loss of customer data because of a data breach, and this framework is a baseline across all our markets.

Vodafone classifies security incidents on a scale (S0-S4) according to severity, measured by business and customer impact. We attribute root causes to incidents and use the information to improve our control effectiveness. The highest severity category (S0) corresponds to a significant data breach or loss of service caused by the incident. There have been no cyber incidents classified at this level in the past financial year. Even with an increased threat landscape, we have seen a gradual decline in the numbers of more severe incidents.

Click to read more about how we manage risks from technology disruptions in our SASB disclosure:
investors.vodafone.com/sasb

Protecting people

Wherever we operate, we have an opportunity to contribute to the advancement of fundamental rights for our customers, colleagues and communities. We are also conscious of the risks associated with our operations and we work hard to mitigate negative impacts, ensuring we keep people safe.

Health and safety

Keeping people safe is one of the most important responsibilities we hold as an employer. Our ongoing focus is to provide a safe working environment for everyone working for and on behalf of Vodafone and the communities in which we operate. We want to ensure that everyone is safe when working with and for Vodafone.

Our health and safety framework provides a consistent approach to safety leadership, planning, performance monitoring, governance and assurance. Our commitment to safety does not differentiate between employees, contractors and suppliers, all of whom benefit from the same focus on preventing harm, both on worksites and when working or moving between sites.

Health and safety risks

We continue to focus on our key health and safety risks, which account for the majority of reported incidents and remain a focus area globally: occupational road risk, falls from height, and working with electricity and fibre.

Road traffic incidents continue to be the primary cause of major injuries and fatalities reported globally, accounting for 58% of incidents classified as 'high potential' during the year. We continue to focus on road safety and driver behaviour within our global health and safety strategy and operating company plans. In addition, local market road risk controls are reviewed as part of our internal assurance plans.

In recognition of our key health and safety risks, we established the 'Vodafone Absolute Rules'. These rules focus on risks that present the greatest potential for harm for anyone working for or on behalf of Vodafone. The Absolute Rules apply everywhere we work and provide clear expectations for safe behaviour for everyone to follow. The Absolute Rules must be followed by all Vodafone employees and contractors, as well as our suppliers' employees and contractors. Where this requirement is not met, we take appropriate management actions. In the September 2022 Spirit Beat survey, 94% of employees agreed that the Absolute Rules are taken seriously at Vodafone.

Leadership engagement

Our Executive Committee and operating company executive committees provide visible and clear leadership in health and safety. These senior leaders are actively engaged and carry out regular face-to-face site tours throughout the year as they recognise the importance of connecting with teams and critical workers as they continue to maintain our networks, work in our retail stores and on customer sites. We ensure everyone has access to senior leadership support in health and safety matters, as this is critical to encouraging people to voice any concerns.

We also launched our mandatory 'Leading for Health & Safety at Work' e-learning module. This module sets out the specific impact we expect our leaders to have, such as:

- Set high and visible standards for health and safety, and continuously challenge others to do the same;
- Build and sustain an authentic, preventative, and caring safety culture;
- Empower and encourage their teams to take ownership; and
- Be well informed about safety risks and controls and ensure open communication with their teams around best practice.

The training module provides personal experiences, views, and advice from some of our global senior leaders. By 31 March 2023, 3,910 assigned leaders had completed the module.

Health and safety governance

Health and safety is managed through a global health and safety framework, which includes the monitoring and assessing of risks, setting targets, reviewing progress and reporting performance. Our global safety framework is based on international standards for occupational health and safety. It is aligned to internationally recognised best practice, and always meets or exceeds local requirements. In addition, some of our local markets have chosen to undergo independent external certification to ISO 45001, the international standard for occupational health and safety; 57% of our group's workforce is externally certified to ISO 45001.

All incidents relating to key risks and breaches of the Vodafone Absolute Rules are reported and investigated in adherence with timescales contained within our Incident Reporting Standard. We ensure that incidents are investigated in accordance with their severity, and appropriate remedial actions and improvements are identified and implemented. We strongly believe in the importance of prevention; however, we also believe that every incident should be treated as an opportunity for learning and improvement.

Health and safety is a global policy and is included within our global risk and compliance governance programme. This year we resumed in-country audits, although remote validation continued as a complementary process. Our audits focused on fixed networks in Germany, Czech Republic, Romania and Albania in response to our key risks of working at height and working with electricity and fibre operations. Our audits in our _VOIS shared service centres in Egypt focused on occupational road risk. Visits were also made to South Africa, Turkey, Mozambique, Tanzania, and Ethiopia. These were focused on engagement and communication and included a combination of team meetings, site visits with contractors and suppliers, meetings with local community stakeholders and, where applicable, verification checks following any serious incidents.

Employee engagement and consultation in our arrangements for health and safety are the foundations of our approach and all markets have Health and Safety consultative committees that meet on a regular basis. They include elected employee safety representatives, as well as representatives from unions and works councils, as appropriate to each market.

Training

We continue to include a health and safety module as part of our mandatory 'Doing What's Right' training. The training module includes a video from our Chief Human Resources Officer demonstrating senior-level support for the Vodafone Absolute Rules. Every employee must complete the training within six weeks of joining and then follow our annual learning intervention cycle. During FY23, 93% of assigned Vodafone employees completed the health and safety module. Contractors are required to complete separate training relevant to their role and position.

Each local market is also responsible for delivering health and safety training which supports the development of appropriate safety leadership skills, behaviours and identification of health and safety risks. Additional training is specific to an individual's role and aligned to each market's local safety legislation.

Key performance indicators

We have a global set of key performance indicators as part of our safety framework, which are reported monthly to the Executive Committee, and bi-annually to the Board:

- Number of fatalities;
- Number of employee lost time incidents ('LTI'); and
- Number of top safety risks, including breaches of our Absolute Rules.

All fatalities that may be connected with our activities in any way, including those affecting employees, suppliers and members of the public are formally reported to the Group's Executive Committee and to the Board by the Head of Health, Safety and Wellbeing ('HSW'). Each incident is investigated by an investigation team to determine the facts and any actions required to prevent recurrence. The investigation's findings are reviewed by the Chief Human Resources Officer at a formal review meeting to ensure the thoroughness of the investigation, suitability of corrective and preventive actions and to determine whether the fatal accident was within Vodafone's control or not. All fatalities determined to be within Vodafone's control are considered 'recordable' and are publicly reported.

Our aim is to ensure no one gets hurt. Any injury is one too many and any loss of life related to our operations is unacceptable. It is therefore with great regret that we record a fatality additional to the one reported in the prior financial year (FY22), that has since been determined to be within Vodafone's control. In Vodacom South Africa, a supplier's employee fell from height whilst working on a telecoms tower. In response to the incident the following actions have been taken:

- Held forums with employees and suppliers to share experiences and improve health and safety awareness;
- Updated our policies to ensure only specialised suppliers are engaged to provide specific tasks, and those suppliers have received relevant training and use appropriate equipment; and
- Updated our working at height training materials and procedures and shared these throughout Vodacom South Africa and its suppliers.

There have been no recorded fatalities during FY23.

We track and investigate incidents relating to our top health and safety risks and breaches of the Vodafone Absolute Rules. During the year, 2,059 breaches of Vodafone Absolute Rules and 484 incidents relating to our key risks were recorded. Each incident is investigated, and we seek to identify the root cause and ensure suitable corrective action is taken where necessary. An investigation into each incident is conducted at a scale proportionate to the indicative level of risk. By reporting, investigating and taking preventive action as a result of these events we believe we can continuously reduce the risk of future injury.

Lost-time incident ('LTI') is the term we use when an employee is injured while carrying out a work-related task and is consequently unable to perform their regular duties for a complete shift or period of time after the incident. During the year, 19 employee LTIs were reported; three of these occurred whilst travelling for work, one occurred in a Vodafone office, three occurred in retail, four occurred in a public space, and eight occurred on work sites. In total these incidents account for 237 lost workdays.

Key performance indicators

	2023	2022
Work-related injuries or ill health (excluding fatalities)		
Employees and contractors	19	12
Suppliers' employees and contractors	21	30
Lost-time incidents ('LTI')		
Number of lost-time employee and contractor incidents[1]	19	12
Lost-time incident rate per 1,000 employees and contractors	0.20	0.11
Total recordable fatalities		
Employees and contractors	0	0
Suppliers' employees/contractors	0	2[2]
Members of the public	0	2

Notes:
1. Lost-time incident means the loss of one or more work day as a result of injury.
2. Includes one additional incident reported to be within Vodafone's control.

Mobiles, masts and health

The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. Our masts fully comply with national regulations, which are typically based on, or go beyond, international guidelines set by the independent scientific body, the International Commission for Non-Ionizing Radiation Protection ('ICNIRP'). There has been scientific research on mobile frequencies for decades, including those used by 5G. If exposure is within national regulations, the scientific consensus is that there is no adverse impact on health. We continually monitor and evaluate our mobile networks to make sure we meet all regulations. In addition, all the products we sell are rigorously evaluated to ensure they comply with international safety guidelines.

As well as complying with national regulations, markets that have rolled out 5G apply the 'Smart PowerLock' ('SPL') feature. This innovative technology, designed for use with the adaptive antennas used for 5G, continuously monitors the transmitted radio frequency power of the antenna to ensure it is always below a threshold when averaged over a predefined time window. This guarantees compliance with electromagnetic field ('EMF') regulations under all possible operating conditions for 5G sites. This is now one of many software features that are routinely activated when a new 5G site is commissioned. SPL also includes statistics, that can be used to build evidence of compliance over several weeks for a given site if needed by regulators. National regulators have accepted the feature as effective.

Science monitoring

Scientific reviews have made a vital contribution to establishing industry guidelines and standards. We follow the results of these independent expert reviews to understand developments in scientific research related to mobile devices, base stations, and health.

In February 2022, an EU-funded scientific study into the effect of mobile phone use by children and young people was published. The case study was conducted between 2010 and 2015 across 14 countries with more than 2,000 participants aged 10-24 years. The study found no evidence of a causal association between wireless phone use and brain tumours.

We fund research into mobile devices, base stations, and health through funding bodies such as national governments to ensure that the research remains independent of industry influence, including our own. We also respond to requests from bodies conducting research by providing technical advice and information on the use of mobile devices. This helps to ensure scientists have access to the best-quality information available.

Harmonisation with international science-based guidelines

Following the opening in 2020 of updated international guidelines on electromagnetic frequencies, we have supported and promoted the transition from the previous guidelines from 1998 to this more up-to-date and appropriate set of guidelines. In EU Member States the EMF regulations are set nationally. With the exception of Italy and Greece, which have updated their national regulations, our other European markets continue to align with the EU Council Recommendation of 1999. We expect that this will be updated to reflect the ICNIRP 2020 guidelines.

Click to read more about the ICNIRP 2020 guidelines: **icnirp.org**

Operating model

We have robust governance mechanisms in place and conduct regular compliance assessments to ensure that our products meet the standards set by the Group policy and national regulations. The Group EMF leadership team met four times during the year and submitted written reports to the Executive Committee and the Board.

We conduct network measurements and calculations of EMF exposure from the network masts and review the test reports we receive on EMF testing on devices.

During the year, end-to-end compliance reviews in two of our markets verified robust and optimised EMF risk management, and examples of best practice are shared across our footprint. All Vodafone markets participated in a compliance self-assessment programme with assurance provided through our compliance team.

Human rights

We want to make sure that we have a positive impact on people and society, which includes respecting human rights in all our operations. We are a long-standing member of the UN Global Compact ('UNGC') and follow the United Nations Guiding Principles on Business and Human Rights ('UNGP'), which guide our approach.

Click to read more about our human rights approach: **vodafone.com/human-rights**

Our Human Rights Policy Statement details how we do this and is backed up by our internal Human Rights Policy which sets out how our people must ensure we respect human rights, including steps to take through our other aligned policies, such as those covering artificial intelligence, responsible minerals, health, safety and wellbeing, human resources, privacy management, marketing, business resilience and law enforcement assistance.

Click to read our Human Rights Policy Statement: **vodafone.com/human-rights-policy-statement**

Human rights risks

As a global telecommunications operator, we connect people. This means that our most significant human rights risks relate to our customers' rights to privacy (concerning their data that we safeguard) and freedom of expression (in terms of their access to information, through the connections we provide). Local laws and regulations can mandate that telecommunications operators must provide assistance to governments, and we must comply with lawful government requests as part of our operating licences. This might include the disclosure of customer information or limiting access to digital networks and services. However, our internal law enforcement assistance policy guides us in how to do this in a rights-respecting way and our transparency reporting provides data on certain requests we receive.

Click to read more about how we handle law enforcement demands: **vodafone.com/handling-law-enforcement-demands**

The risks to people working in our supply chain are another area of focus for us. We manage these risks through our supply chain management programme which assesses our suppliers for indicators such as forced labour and other risks to human rights, such as health and safety. We also believe in supporting the responsible sourcing of minerals globally. Although we do not source minerals ourselves, we follow the best practice of the OECD Due Diligence Guidance to understand whether our manufactured products include minerals which have been sourced from smelters taking a responsible approach to sourcing.

Click to read more about our Conflict Minerals Reports and Statement: **vodafone.com/responsibleminerals**

Our human rights programme also addresses a broader range of human rights risks, such as those relating to the design and deployment of artificial intelligence, children's rights, data ethics and risks we may become connected with through our broader value chain, such as enterprise customers or partner markets.

Click or scan to watch a video summarising our human rights approach: **investors.vodafone.com/videos**

Our approach

We conduct due diligence to help make sure that we respect human rights. Due diligence comes in various forms and at different moments in our operations: it may be an independent human rights risk assessment for a new market entry, a thematic impact assessment such as the child rights assessment completed in FY21, or it may be the ongoing assessments we do when considering new partner markets.

The nature of our business also means that we need to keep ahead on issues concerning data ethics. For example, this year our Group Data Governance Committee approved a new artificial intelligence policy to underpin our Artificial Intelligence Framework.

Click to read more about our Artificial Intelligence Framework: **vodafone.com/ai-framework**

We follow up assessments with mitigating actions, such as contractual commitments to respect human rights in our partner market agreements, and in our enterprise customer contracts. For example, Safaricom Ethiopia followed up the human rights impact assessment conducted in February 2021 with an updated independent assessment and implementation programme in FY23. In previous years, we reported that we had conducted a child rights assessment, and this year we have continued to implement its recommendations. This year, we updated our child protection policy by integrating it and including other child rights considerations into our internal human rights policy.

We continue to review our processes. For example, this year we have reviewed and updated our Code of Ethical Purchasing and we have commissioned an independent review of our human rights risks, governance and controls. Next year we will report on the outcome of the review which we expect to conclude later in 2023.

Anyone who works for us can use Speak Up to raise concerns about human rights issues. This year we reviewed Speak Up against the UNGP expectations for non-state grievance mechanisms. As a result, we have sought to improve the user experience for reporting any human rights concerns.

Governance

The Chief External and Corporate Affairs Officer oversees our human rights programme and is a member of the Executive Committee. The senior human rights manager manages our programme, with the support of a cross-functional internal Human Rights Advisory Group, comprising senior managers responsible for: privacy, security, responsible sourcing, and diversity and inclusion, amongst others. This year we have set up a community of human rights champions in each of our operating companies.

We report regularly on our progress to the Purpose and Reputation Steering Committee, which assists the Executive Committee in fulfilling duties with regards to our purpose, reputation management and policy. This year our ESG Committee reviewed our approach to managing risks to freedom of expression and privacy in the context of government assistance requests.

Read more about our ESG Committee on pages 83 to 84

Collaboration

We play our part in developing the global understanding of what businesses should do to respect human rights. We are a member of initiatives such as the United Nations B-Tech Project which convenes business, civil society and government to advance implementation of the UN Guiding Principles in the technology sector. We were a member of the Global Network Initiative 'GNI' from 2017. Membership includes a requirement to undergo an independent assessment to assess progress in implementing the GNI Principles. We successfully completed our first GNI independent assessment in 2019, and in 2022 we completed our second independent assessment. The multi-stakeholder GNI Board considered the independent assessment in detail and determined that Vodafone is making good faith efforts to implement the GNI Principles on freedom of expression and privacy with improvement over time. Following the completion of our 2022 assessment, we chose to leave GNI, in order to focus our attention on our broader human rights risks and governance and controls at Group level. Simultaneously, Vodacom has applied for observer status at GNI to take increased ownership of human rights risk management across our Africa footprint.

Responsible supply chain

We spend approximately €25 billion a year with 9,000 direct suppliers around the world to meet our business' and customers' needs across network infrastructure, IT and services related to fixed lines, mobile masts and data centres that run our networks.

The majority of our external spend is managed by our Vodafone Procurement Company ('VPC'), based in Luxembourg, and our shared services ('_VOIS'), based in India. Another large area of spend is on the products we sell to our customers, including mobile phones, tablets, SIM cards, broadband routers, TV set-top boxes and IoT devices. This centralised approach helps to ensure that we maintain a consistent approach to supplier management across Vodafone, from onboarding and vetting a supplier, to raising orders and paying for delivered goods and services.

Supply chain risks

The main risks in our supply chain relate to three key areas; health and safety matters related to non-compliant fire safety measures, excessive working hours and environmental matters related to non-compliant chemical storage and lack of carbon reduction programmes. This year, these three risks made up 73% of all non-compliance issues found in our supply chain through our assessments. Suppliers that do not meet our standards are provided with a corrective action plan to address any areas for improvement and are required to submit evidence that this has been completed.

Industry collaboration

We work with other operators collaboratively on supply chain risks within the Joint Alliance for CSR ('JAC') formerly known as the Joint Audit Cooperation. We currently chair the JAC working group established to improve ethical, labour and environmental standards in the technology supply chain. We are engaged in workstreams to make progress on key risks in our supply chain, namely human rights, reducing Scope 3 emissions and driving a circular economy to reduce e-waste.

JAC reports on progress with respect to third-party factory audits of common suppliers carried out on behalf of all its members in its own reporting.

Click to read more about the Joint Alliance for CSR:
jac-initiative.com

Policy

This year we updated our Code of Ethical Purchasing to reinforce the specific requirements that every supplier that works for Vodafone must comply with. These commitments extend down through the supply chain so that a supplier with which we have a direct contractual relationship (Tier 1 supplier) in turn is required to ensure compliance across its own direct supply chain (Tier 2 supplier from Vodafone's perspective) and beyond. The Code of Ethical Purchasing is based on international standards, including the Universal Declaration of Human Rights and the International Labour Organization's Fundamental Conventions on Labour Standards. It stipulates the social, ethical, and environmental standards that we expect, including areas such as child and forced labour, health and safety, working hours, discrimination and disciplinary processes.

Click to read our Code of Ethical Purchasing:
vodafone.com/code-of-ethical-purchasing

Our approach

When new suppliers tender for work, they are asked to demonstrate policies and procedures that support safe working, diversity in the workplace and to address carbon reduction, renewable energy, plastic reduction, circular economy and product life-cycle which account for up to 20% of the overall evaluation criteria. Commitments made by our suppliers are assessed against our own purpose strategy with respect to diversity & inclusion (5%), the environment (5%) and health & safety (10%) in categories where there is a safety risk. We have included purpose criteria in all FY23 tenders.

We continue to assess risk during our on boarding process by using a Supplier Assurance Risk Management ('SARM') system to assess key risks associated with new suppliers. The system uses logic to identify suppliers with risks that are material to our business, related to money laundering, bribery, conflict minerals, conflict of interest, corporate security, cyber security, environment, health & safety, payment card industry, privacy, product safety, responsible sourcing and sanctions & trade control. Any identified risks require an independent policy expert to approve suppliers before they are on-boarded, and if necessary, to establish a mitigation plan. Our requirements are backed up by risk assessments, audits and operational improvement processes, which are included in suppliers' contractual commitments.

This year, we launched an improved supplier qualification process which uses a risk-based assessment to review compliance for any new suppliers across 16 countries. The rollout to remaining operations is subject to consultation with the respective workers' councils.

We report on our approach to preventing modern slavery and human trafficking in our business and supply chain in our annual Modern Slavery Statement.

Click to read our Modern Slavery Statement:
vodafone.com/modern-slavery-statement

Governance

The Chief Financial Officer oversees our supply chain and is a member of the Executive Committee and Board. Reporting to the Chief Financial Officer, the Chief Executive Officer of the VPC is responsible for the implementation of our Code of Ethical Purchasing. Progress is reported regularly to the Vodafone Procurement Company Board. Procurement is a highly centralised function within the business, with the majority of our external spend managed by VPC. This enables us to maintain a consistent approach to supplier management and makes it easier to monitor and improve supplier performance across our markets.

Business integrity

We are committed to ensuring that our business operates ethically, lawfully and with integrity wherever we operate as this is critical to our long-term success.

Tax and economic contribution

As a major investor, taxpayer and employer, we make a significant contribution to the economies of the countries where we operate. In addition to direct and indirect taxation, our financial contributions to governments also include other areas such as radio spectrum fees and spectrum auction proceeds.

Click or scan to watch our Group Head of Tax summarise our approach to taxation:
investors.vodafone.com/videos

Tax transparency

Our most recent tax report sets out our total contribution to public finances on a cash-paid basis for both 2021 and 2022. In 2022, we contributed, directly and indirectly, nearly €9.9 billion to public finances worldwide, compared with almost €9.6 billion in 2021. The year-on-year increase was due to higher spectrum payments, principally in Spain during 2022. In 2022, we paid over €2.2 billion in direct taxes, including more than €1.0 billion in corporate income taxes, nearly €1.7 billion via non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and collected nearly €6.0 billion of indirect taxes for governments around the world.

Responsible business (continued)

Acting with integrity in the creation and execution of our tax strategy, policies and practices is absolutely core to our approach to tax, as is our commitment to transparency. We disclose our financial contributions to governments at a country level, as we believe this is an important way to demonstrate that it is possible to achieve an effective balance between a company's responsibilities to society as a whole, through the payment of taxes and other government revenue-raising mechanisms, and its obligations to its shareholders. The information we share aims to help our stakeholders understand our approach, policies, and principles.

We also share our views on key topics of relevance, including the latest on the taxation of the digital economy, as well as publishing our OECD country-by-country disclosure, as submitted to the UK's tax authority (HMRC), as well as how our disclosures compare to the B Team tax principles and the requirements of the Global Reporting Initiative.

Our tax report for 2023 will be published by the end of the year, following the submission of our tax returns and payment of all applicable taxes.

Click to read more about our tax and economic contribution to public finances: **vodafone.com/tax**

Anti-bribery, corruption and fraud

At Vodafone, we support and foster a culture of zero tolerance towards bribery, corruption or fraud in all our activities.

Our anti-bribery policy
Our policy on this issue is summarised in our Code of Conduct and states that employees or others working on our behalf must never offer or accept any kind of bribe. Our anti-bribery policy is consistent with the UK Bribery Act and the US Foreign Corrupt Practices Act and provides guidance about what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality. Any policy breaches can lead to dismissal or termination of contract.

Click to read our Code of Conduct: **vodafone.com/code-of-conduct**

Facilitation payments are strictly prohibited, and our employees are provided with practical training and guidance on how to respond to demands for facilitation payments. The only exception is when an employee's personal safety is at risk. In such circumstances, when a payment under duress is made, the incident must be reported as soon as possible afterwards.

We regularly monitor our anti-bribery programme to ensure it is implemented through conducting risk assessment, policy compliance reviews and internal audits.

To support our approach, Vodafone is also a member of Transparency International UK's Business Integrity Forum.

Governance and risk assessment
Our Group Chief Executive and Executive Committee oversee our efforts to prevent bribery. They are supported by local market Chief Executive Officers, who are responsible for ensuring that our anti-bribery programme is implemented effectively in their local market. They in turn are supported by local specialists and by a dedicated Group team that is solely focused on anti-bribery policy and compliance. The Risk and Compliance Committee assists the Executive Committee in fulfilling duties with regards to risk management and policy compliance.

As part of our anti-bribery programme, every Vodafone business must adhere to minimum global standards, which include:

- Ensuring there is a due diligence process for suppliers and business partners at the start of the business relationship;
- Completion of the global e-learning training for all employees, as well as tailored training for higher risk teams; and
- Using Vodafone's global online gift and hospitality registration platform, as well as ensuring there is a process for approving local sponsorships and charitable contributions.

The risks we face evolve constantly but broadly fall into the areas summarised in the table below, which outlines the principal risk categories and the mitigation measures adopted.

Engaging employees to raise awareness of bribery risk
We run a multi-channel high-profile global communications programme, 'Doing What's Right', to engage with employees and raise awareness and understanding of the policy. The 'Doing What's Right' programme features e-learning training, including a specific anti-bribery module. Of those employees (including management) assigned training during the period, 93% had completed the training as at 31 March 2023. For higher-risk employees, additional tailored training programmes are used to cover relevant scenarios for those employees. We also conduct internal communication campaigns using a range of materials to highlight some of the key messages around zero tolerance of bribery and corruption.

Risk	Response
Operating in high-risk markets	We undertake biennial risk assessments in each of our local operating companies and at Group, so we can understand and limit our exposure to risk.
Business acquisition and integration	Anti-bribery pre and post acquisition due diligence are carried out on a target company. Red flags identified during the due diligence process are reviewed and assessed. Following acquisition, we implement our anti-bribery programme.
Spectrum licensing	To reduce the risk of attempted bribery, a specialist spectrum policy team oversees our participation in all negotiations and auctions. We provide appropriate training and guidance for employees who interact with government officials on spectrum matters.
Building and upgrading networks	Our anti-bribery policy makes it clear that we never offer any form of inducement to secure a permit, lease or access to a site. We regularly remind all employees and contractors in network roles of this prohibition, through tailored training sessions and communications.
Working with third parties	Suppliers and other relevant third parties working for or on behalf of Vodafone must comply with the principles set out in our Code of Conduct and Code of Ethical Purchasing, as well as have programmes in place to ensure suppliers' employees and contractors are aware of these policies. Third-party due diligence is completed at the start of our business relationship with suppliers, other third parties and partners. Through their contracts with us, our suppliers, partners and other third parties make a commitment to implement and maintain proportionate and effective anti-bribery compliance measures. We regularly remind current suppliers of our policy requirements and complete detailed compliance assessments across a sample of higher-risk and higher-value suppliers. Select high-risk third parties are trained to ensure awareness of our zero-tolerance policy.
Winning and retaining business	We provide targeted training for our Vodafone Business and Partner Markets sales teams. In addition, we also maintain and monitor a global register of gifts and hospitality to ensure that inappropriate offers are not accepted or extended by our employees.

Assurance

Implementation of the anti-bribery policy is monitored regularly in all local markets as part of the annual Group assurance process, which reviews key anti-bribery controls. This year we completed our end-to-end testing with respect to our businesses in Spain and Mozambique. Further to this, self-assessments and quality reviews were completed in Albania, Italy, Portugal, DRC, Germany, Ireland and South Africa. We tested key high-risk areas of the policy to ensure the markets are implementing the controls effectively. The key outcomes from the assurance activities and actions for the programme for the coming year are documented in the annual assurance paper, which is issued to the Group Risk and Compliance Committee.

The results demonstrate good implementation of the Anti-bribery programme. The markets demonstrated that they have strong robust controls in place to manage bribery risks. A recurring focus area across a few markets is third-party risk management; necessary action plans have been put in place to improve this area.

Fraud

Fraud is a growing threat globally, impacting customers, reputation, and financial performance. The Executive Committee and the Audit and Risk Committee have recognised this through significant investment and focus on developing a future-ready fraud management capability to mitigate the risk of fraud to continue to provide a safe and secure environment for our customers.

We successfully implemented a global organisation and operating model, including a fraud centre of excellence and shared services infrastructure, to manage fraud across local markets, share intelligence, and leverage best practices, to ensure quick and effective responses to any incidences of fraud that may occur and achieve real-time and proactive fraud risk management.

We have invested in advanced fraud detection technologies that leverage artificial intelligence capabilities, which have delivered proven benefits across Vodafone by helping us detect and manage fraud's impact more effectively.

External ESG assurance

KPMG LLP has provided independent limited assurance over selected data within our ESG Addendum and this report, using the assurance standard ISAE (UK) 3000 and ISAE (UK) 3410 for selected greenhouse gas data. KPMG has issued an unqualified opinion over the selected data and their full assurance statement, along with the reporting criteria, is available on our website at investors.vodafone.com/esgaddendum.

The data subject to KPMG LLP's assurance is detailed below;

Pillar	Metric	Unit	2023	Page
Digital Society	Cumulative V-Hub unique users	million	5.2	29
Inclusion for All	Percentage of women in management and senior leadership roles	%	34	35
	Number of financial inclusion customers	million	60.7	32
	4G population coverage (outdoor 1Mbps) – Group	%	85	31
Planet	Total Scope 1 emissions	million tonnes CO_2e	0.28	35
	Total Scope 2 emissions (location-based)	million tonnes CO_2e	2.08	35
	Total Scope 2 emissions (market-based)	million tonnes CO_2e	0.69	35
	Total GHG emissions: Scope 1 and Scope 2 (location-based)	million tonnes CO_2e	2.37	35
	Total GHG emissions: Scope 1 and Scope 2 (market-based)	million tonnes CO_2e	0.97	35
	Grid renewable electricity purchased (% of purchased electricity)	%	81	35
	Scope 3 emissions (air travel)	million tonnes CO_2e	0.01	–
	Total emissions avoided as a consequence of green digital solutions	million tonnes CO_2e	24.9	37

With the exception of the metrics outlined in the Assurance sheet above, the information contained within the purpose and responsible business sections (pages 26 to 49) has not been independently verified or assured. All the information included within these pages has been taken from sources which we deem reliable. While all reasonable care has been taken to ensure the accuracy of the data, Vodafone has not arranged for independent verification of the data with respect to its accuracy or completeness. Our ESG Addendum includes further information with regard to reporting methodologies for certain metrics.

ESG cautionary statement

In preparing the ESG-related information contained in this document, we have made a number of key judgements, estimations and assumptions. The processes, methodologies and issues involved in preparing this information are complex. The ESG data, models and methodologies used are often relatively new, are rapidly evolving and are not necessarily of the same standard as those available in the context of financial and other information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. It is not possible to rely on historical data as a strong indicator of future trajectories, in the case of climate change and its evolution. Outputs of models, processed data and methodologies may be affected by underlying data quality, which can be hard to assess and we expect industry guidance, standards, market practice and regulations in this field to continue to evolve. There are also challenges faced in relation to the ability to access certain data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements, information and targets discussed in this document carry an additional degree of inherent risk and uncertainty.

Responsible business (continued)

Non-financial information statement

The table below outlines where the key content requirements of the non-financial information statement can be found within this document (as required by sections 414CA and 414CB of the Companies Act 2006).

Vodafone's sustainable business reporting also considers other international reporting frameworks, including the Global Reporting Initiative, the SASB Standards, CDP and the GHG Reporting Protocol.

Click to download our ESG Addendum: **investors.vodafone.com/esgaddendum**

Click to read our SASB disclosures: **investors.vodafone.com/sasb**

Reporting requirement	Vodafone policies and approach	Section within Annual Report	Page(s)
Environmental matters	Planet performance	Planet	35 to 38
	Climate change risk	Risk management	51 to 59
Employees	Code of Conduct	Responsible business and anti-bribery, corruption and fraud	40 and 48 to 49
	Occupational health and safety	Health and safety	44 to 45
	Diversity and inclusion	Workplace equality	33 to 34
Social and community matters	Driving positive societal transformation performance	Inclusion for All	30 to 34
		Digital Society	29 to 30
	Stakeholder engagement	Stakeholder engagement	10 to 12
	Mobiles, masts and health	Mobiles, masts and health	45
Human rights	Human rights approach	Human rights	46
	Code of Ethical Purchasing	Responsible supply chain	47
	Modern Slavery Statement	Responsible supply chain	47
Anti-bribery and corruption	Code of Conduct	Responsible business	40 to 49
	Anti-bribery policy	Anti-bribery, corruption and fraud	48
	Speak Up process	Responsible business	40 to 49
Policy embedding, due diligence and outcomes		Purpose, sustainability and responsible business	26 to 49
		Risk management	51 to 59
Description of principal risks and impact of business activity		Risk management	51 to 59
Description of business model and strategy		Business model	2
		Chief Executive's statement and strategic roadmap	7
Non-financial key performance indicators		Key performance indicators	4 to 5
		Purpose, sustainability and responsible business	26 to 49

UK Streamlined Energy and Carbon Reporting ('SECR')

In accordance with SECR requirements, this provides a summary of GHG emissions and energy data[1] for Vodafone UK, in comparison with global performance.

	Year ended 31 March 2023			Year ended 31 March 2022		
	Group (excluding Vodafone UK)	Vodafone UK	Vodafone UK as a proportion of Group data	Group (excluding Vodafone UK)	Vodafone UK	Vodafone UK as a proportion of Group data
Scope 1 GHG emissions (million tonnes CO_2e)	**0.27**	**0.01**	**4%**	0.27	0.01	4%
Scope 2 market-based GHG emissions (million tonnes CO_2e)[2]	**0.69**	**0.00**	**0%**	0.79	0.01	1%
Scope 2 location-based GHG emissions (million tonnes CO_2e)	**1.94**	**0.14**	**7%**	1.86	0.13	7%
GHG emissions per EUR million of revenue (tonnes of CO_2e)	**19.76**	**1.47**	**7%**	20.66	3.04	13%
Total energy consumption (GWh)[3]	**5,618**	**656**	**10%**	5,449	676	13%

Notes:
1. Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology as in effect as at the date of this report. For full methodology see our ESG Addendum 2023.
2. Scope 2 emissions for FY22 have been restated following the correction or inclusion of data points in line with our reporting methodology. In addition, emissions for the UK have been restated to apply the correct emissions factor.
3. More information on energy efficiency initiatives implemented during the year can be found on page 36 and in our disclosures prepared in accordance with the SASB Standards.

Risk management

Managing uncertainty in our business

We face a range of risks and uncertainties that could impact the delivery of our strategic initiatives. Therefore, our culture and day-to-day management of risk is an integral part of the way we do business.

Governance and identifying our risks

On behalf of the Board, the Audit and Risk Committee provides oversight for the principal, emerging and watchlist risks, as well as direction on risks that the Company is willing to take to achieve its strategic goals. The Board approves Vodafone's strategy and has overall accountability that the risk management approach supports this strategy. The aim of the risk function is to make risk meaningful and relevant in the context of the delivery of our strategy. The risk function acts as an enabler for informed decision-making across our markets.

We adopt an end-to-end approach to risk management. The process starts with local markets and Group entities identifying and evaluating risks which could affect their local strategy. These risks are then assessed and challenged centrally by the Group risk team. Next, a comprehensive list of these risks is compiled and presented to a selected group of senior leaders and executives within the Group, along with the findings from our external risk scanning exercise. With a Group-wide perspective in mind, these executives analyse and identify the most significant risks that require further exploration. The proposed principal risks (pages 52 to 55), emerging risks and risk watchlist (page 56) are agreed by our Executive Committee ('ExCo') before being submitted to the Audit and Risk Committee and the Board for scrutiny and approval.

Managing our risks

Establishing the context and having a clear understanding of the environment in which we operate is important. Therefore, we assign each of our risks to a specific category (strategic, operational or financial) and identify whether the source of the threat is internal or external. This approach helps us to better understand how we should treat the risk most effectively and to provide the right level of oversight and assurance. Executive risk owners are accountable for confirming adequate controls are in place, and that the necessary treatment plans are used to bring the risk within an acceptable tolerance level. We continue to monitor the status of our risk treatment plans across the year, and we perform in-depth reviews of our risks which are presented to the relevant oversight committees.

Read more about the Audit and Risk Committee on pages 77 to 82

We also develop severe but plausible scenarios for each principal risk. These provide additional insights into possible threats and improve the treatment strategy. Scenarios are also used for the purpose of assessing our viability.

Read more about our long-term viability statement on page 57

The diagram below shows a simplified, high-level governance structure for risk management.

Overview of risk governance structure

Vodafone Group

Board/Audit and Risk Committee
- Provide oversight for Vodafone Group
- Discuss, challenge and make a robust assessment of principal and emerging risks
- Ensure appropriate risk culture is embedded throughout the organisation

Risk and Compliance Committee
- Reviews principal, watchlist and emerging risks
- Reviews effectiveness of risk management across the Group

Group risk team
- Responsible for the application of the global risk management framework
- Supports the Board/ExCo by creating programmes to strengthen our risk culture

Group risk owners
- ExCo risk owners have responsibility for management of the risk assigned to them
- Senior executive risk champions identify and implement mitigating actions

Local markets or Group entities

Local oversight committees
Provide oversight for the local risk management programme

Local market CEOs
Set local objectives, identify priority risks and align tolerance levels with the Vodafone Group guidance

Local risk owners
Senior managers in local management teams are responsible for local risks and the local risk programme to manage, measure, monitor and report on the risks

Local risk managers
Are the contact point for each market/entity on risk, and facilitate all activities as defined by the global risk management framework

Assurance

Assurance functions
Review and provide assurance over selected controls for the Group and local markets

Internal Audit
Supports the Audit and Risk Committee in reviewing the effectiveness of the global risk management framework and management of individual risks

Risk management (continued)

Risk categorisation and interdependencies

By analysing the correlation between risks we can identify those that have the potential to impact or increase other risks, to ensure they are weighted appropriately.

This exercise also informs our scenario analysis, particularly the combined scenario used in the long-term viability statement.

Read more about our long-term viability statement on page 57

Financial

Risk related to our financial status, standing and continued growth

A Adverse changes in macroeconomic conditions

Strategic

Risks affecting the execution of our strategy

B Disintermediation
C Adverse political and policy environment
D Strategic transformation
E Adverse market competition

Operational

Risks impacting our operations

F Cyber threat
G Supply chain disruption
H Technology resilience and future readiness
I Data management and privacy
J Organisational simplification

Risks are ordered by category and not risk ranking


Strategic
Operational
Financial
A
B
C
D
E
F
G
H
I
J

Key: External Internal Bidirectional Unidirectional

Principal risks

Adverse changes in macroeconomic conditions

Description

Adverse changes to economic conditions could result in reduced customer spending, higher interest rates, adverse inflation, currency devaluations or movements in foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or an increase in costs.

Risk ranking movement Increasing

Risk owner Group Chief Financial Officer

Scenario

A severe contraction in economic activity leads to lower cash flow generation for the Group and disruption in global financial markets, which impacts our ability to refinance debt obligations as they fall due in a cost effective manner.

Emerging factors

Because this is an externally driven risk, the threat environment is continually changing. External factors such as the ongoing war in Ukraine and uncertainty in the banking sector could have future impacts on economic activity across our markets. The financial markets are experiencing high levels of volatility, and both sovereign debt levels and inflation have reached record levels. These factors could lead to a significant change in the availability and cost of capital.

Mitigation activities

We have a relatively resilient business model. Our offers are competitive in the markets in which we operate. We are supporting our business customers' efficiencies through our innovative products. We have a long average life of debt which reduces refinancing requirements, and all of our bond debt is effectively held at fixed interest rates.

Year-on-year risk ranking movement

Increasing | Decreasing | No change | New/change in scope

Disintermediation

Description
Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

Risk ranking movement Increasing

Risk owner Chief Commercial Officer / CEO Vodafone Business

Scenario
Further developments in mobile handset technologies, such as eSIM, could lead to an increase in higher customer churn, higher costs, and lower revenue.

Emerging factors
In our Consumer segment, the widespread introduction of alternative technology solutions driving disintermediation could put pressure on our core business, while content producers seeking to engage directly with consumers could increase pressure on our TV propositions. In the Business segment, technology players could move deeper into the telecommunications value chain and look to control end-to-end service orchestration. Alternative connectivity networks with 'free-to-use' business models may begin to appeal to customers across both Consumer and Business segments.

Mitigation activities
We are focused on strenghtening relationships with our customers through innovative and transformative products and services that go beyond our leading connectivity propositions. We aim to be less complex as an organisation, by simplifying our product portfolio, improving our operating model, and progressing with our digital transformation.

Cyber threat

Description
An external attack, insider threat or supplier breach could cause service interruption or confidential data breaches.

Risk ranking movement No change

Risk owner Group Chief Technology Officer

Scenario
We have modelled scenarios including attacks on core infrastructure, a bulk data breach and loss of major customer-facing systems. An example includes threat actors using destructive malware to disable our ability to service new and existing customers.

Emerging factors
Cyber risk is constantly evolving in line with technological and geopolitical developments. We anticipate threats will continue from existing sources, and also evolve in areas such as 5G, IoT, vendor software integrity, quantum computing and the use of AI and machine learning.

Mitigation activities
We have a risk-based approach to managing cyber security. We actively identify risks and threats, design layers of control, and implement controls across the Group. We implement controls that prevent the majority of attacks, in addition to controls to detect events and respond quickly to reduce harm. We perform regular cyber crisis simulations with senior management in our markets and Group functions using a tailored set of scenarios.

Click to read more about our approach to cyber security in our cyber security factsheet: **investors.vodafone.com/cyber**

Adverse political and policy environment

Description
An adverse political and policy environment could impact our strategy and result in increased costs, create competitive disadvantage or have negative impact on our return on capital employed.

Risk ranking movement No change

Risk owner Chief External and Corporate Affairs Officer

Scenario
Exposure to additional liabilities and reputational damage, triggered by policy maker and/or regulatory authority interventions were to adversely change in the markets in which we operate.

Emerging factors
The war in Ukraine has generated ripple effects across the political and macroeconomic environment, in particular in Europe but also in some of our other markets. This has resulted in energy price fluctuations, accentuated inflation and worsened a cost of living crisis, requiring us to adapt accordingly. Goverments' responses to these challenges may also impact on our business. Also, geopolitical tensions are increasing which amplifies the risk of protectionist responses, or other forms of state interventions and security-related requirements that could affect our operations, supply chains and conditions for competition in various ways.

Mitigation activities
We actively scan the external horizon, gather intelligence to inform decision-making and address issues openly with policymakers, regulatory authorities, customers and impacted stakeholders to find mutually acceptable ways forward. As a last resort, we uphold our rights through legal means.

Year-on-year risk ranking movement

Increasing | Decreasing | No change | New/change in scope

Risk management (continued)

Strategic transformation

Description
Failure to effectively execute our transformational activities, including shaping our portfolio and delivering on product innovation, could result in loss of business value and/or additional cost.

Risk ranking movement New/change in scope

Risk owner Group Chief Executive / Chief Commercial Officer

Scenario
We are not an active participant in in-market consolidation in key markets and do not benefit from the resulting synergies, or we are adversely impacted by market remedies imposed by regulators following in-market consolidation.

Emerging factors
Macroeconomic conditions, such as the current inflationary environment, may impact our transformational efforts. In addition, no change in the regulators' approach to in-market consolidation may limit opportunities for value accretive in-market consolidation.

Mitigation activities
In relation to shaping our portfolio, we actively monitor and pursue opportunities to optimise our portfolio to deliver value for our shareholders and improve returns. We actively assess opportunities to i) generate and realise value from our assets; ii) deliver value accretive in-market consolidation to deliver sustainable market structures; and iii) streamline and simplify our portfolio.

We are prioritising our efforts on three key areas: customers, simplicity and growth. To enable that, we have robust policies and governance structures in place, such as our Global Product Board, dedicated to steering our transformation efforts and ensuring we execute at scale. Lastly, we have been transforming our approach to product management to become more agile.

Supply chain disruption

Description
Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost, reduced choice and lower network quality.

Risk ranking movement No change

Risk owner Chief Financial Officer

Scenario
Political decisions affecting our ability to use equipment from specific vendors could cause trade and supply chain disruptions.

Emerging factors
Changes in the political landscape outside Vodafone's control (for example, US and China tensions or long-term impacts from the war in Ukraine) may significantly impact the upgrade and maintenance of our network, or impact product availability. Disruption may lead to an increase in our costs from areas such as raw material prices, energy costs, and shipping costs, while at the same time, triggering shortages or extended lead times for critical components. Additionally, economic instability might impact our suppliers' ability to deliver.

Mitigation activities
We are closely monitoring the evolution of the geopolitical environment. This enables us to respond to emerging challenges and to comply with regulations, economic sanctions and trade rulings. We also mitigate our exposure through having multi-year contracts with key suppliers, forecasting and forward ordering our inventory requirements in anticipation of extended lead-times as well as continuing to execute our logistics optimisation strategy for networks infrastructure logistics.

Technology resilience and future readiness

Description
Network, system, or platform outages, or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue.

Risk ranking movement No change

Risk owner Group Chief Technology Officer / Group Chief Network Officer

Scenario
A major outage in a critical data centre or a failed IT transformation activity could reduce service to customers, affecting revenue and reputation.

Emerging factors
Due to the time frame to implement large IT transformation programmes, macroeconomic conditions and customer expectations might change for in-progress programmes. Extreme weather events may increase the likelihood or frequency of technology failure. Additionally, deliberate attacks on national critical infrastructure could increase during war or volatile periods.

Mitigation activities
Recovery targets for critical assets are established to limit the impact of service outages. A global policy outlines the controls required to ensure that technology services are resilient and in alignment with these targets. We prioritise IT transformation and modernisation programmes to address specific technology resilience risks, while also supporting business process and portfolio simplification. IT transformation programmes carry risks of scope creep and cost overruns, therefore we are increasingly using an incremental delivery approach to be able to realise benefits and adapt faster while applying tight governance.

Year-on-year risk ranking movement

Increasing | Decreasing | No change | New/change in scope

Data management and privacy

Description
Data breaches, misuse of data, data manipulation, inappropriate data sharing, or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet our customers' expectations.

Risk ranking movement New/change in scope

Risk owner Group General Counsel and Company Secretary / Group Financial Controller

Scenario
Failure to manage the privacy of our stakeholders' data effectively and compliantly could result in regulatory fines, paying significant reparation of damages to impacted individuals, and also reputational damage that could result in higher churn rates.

Emerging factors
Proliferation of Artificial Intelligence and related regulator and legislative action across our footprint requires a robust ethics and compliance approach. Geopolitisation of data will continue to negatively impact cross border data transfers. New European data regulations, such as the Artificial Intelligence Act or the Cyber Act, will introduce significant new legal requirements around data management of our business activities.

Mitigation activities
We process data ethically, with integrity, securely, and always consistently with applicable laws and our values. We are known for our robust approach to privacy and strike the right balance between business objectives and customer and regulatory expectations. We manage this through various privacy and data management specific policies and related controls, measured by a global control effectiveness target for each related control and underpinned with mandatory training programmes.

Read more about our approach to data management and privacy on pages 40 to 42

Adverse market competition

Description
Significant activity by competition, such as price wars, new market entrants or business practices, may lead to reduced margins and market share, and increased customer churn.

Risk ranking movement No change

Risk owner Chief Commercial Officer

Scenario
Aggressive pricing, accelerated customer losses to low value players on mobile and fixed, and disruptive new market entrants in key European markets could result in greater customer churn and pricing pressures, impacting our financial position. In addition, high inflation levels and low confidence in economic outlook could have further impact.

Emerging factors
While emerging factors often depend on individual market structures and the competitive landscape, external factors such as the confidence in global economic systems, record high inflation, the ongoing war in Ukraine and slow post-pandemic economic recovery in many markets may impact household and individual connectivity spend.

Mitigation activities
We closely monitor the competitive environment in all markets and react accordingly to both consumer and business needs. We continue to evolve our tariffs and offers to provide a differentiated customer experience through benefits, such as flexible contract terms, refurbished devices and social tariffs. In addition, in many markets we utilise 'second' brands to compete more effectively and efficiently in the value segment.

Organisational simplification

Description
Failure to effectively execute on our goal to simplify our organisation and operating model could result in reduced speed of decision-making and delivery, reduced clarity on accountabilities, and higher cost.

Risk ranking movement New/change in scope

Risk owner Group Human Resources Officer

Scenario
Unsuccessful attempts to drive organisational simplicity could result in lower employee engagement, higher talent attrition and failure to become a more efficient organisation.

Emerging factors
The increase in changes within the internal organisation and external macroeconomic environment requires all employees to show Spirit behaviours. As our customers' needs and expectations change, we might have to adapt or change our simplification agenda to meet and exceed their requirements.

Mitigation activities
We have a clear organisational strategy of simplification, which underpins the delivery of operational excellence and employee engagement, measured in our Spirit Beat survey annually. Robust communication plans and employee engagement activities throughout periods of change are further mitigation activities to encourage talent retention and engagement. We have specialist teams managing our organisation simplification agenda, working with leaders to design and embed changes. We also have governance structures, sponsored by the Executive Committee in place to align on potential changes while considering their implications, risks and mitigating actions across all relevant dimensions.

Year-on-year risk ranking movement
Increasing | Decreasing | No change | New/change in scope

Risk management (continued)

Key changes to our principal risks:

- The **Adverse changes in macroeconomic conditions** principal risk has increased. We constantly monitor the economic repercussions of the war in Ukraine and the effects of sovereign debt build-up during the COVID-19 pandemic. These factors contribute to an uncertain outlook.
- The **Disintermediation** principal risk has increased as we consider the impacts of alternative technologies being developed/deployed in the near future.
- The **Data management and privacy** risk was added to the principal risks from watchlist risk, as we continue to face increasing scrutiny from regulators, investors and customers.
- As Vodafone continues to transform and simplify, we have included **Organisational simplification** as a new principal risk.
- The **Strategic transformation** principal risk scope was redefined. The new scope includes the portfolio transformation risk (a previous principal risk), the management of joint ventures, as well as product innovation. The digital transformation sub-risk was removed from this risk.
- The **Infrastructure competitiveness** risk was moved to our watchlist risks (see section below).

Watchlist risks

Our watchlist risk process enables us to monitor material risks to Vodafone Group which fall outside our principal risks. These include, but are not limited to:

Legal compliance

The legal compliance risk is made up of multiple sub-risks (sanctions and trade controls, competition law, anti-bribery, and anti-money laundering). Controls are in place to monitor and manage these risks and ensure compliance with the relevant regulations and legislation.

Read more about 'Doing What's Right' training on page 40

Electromagnetic field ('EMF')

The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. We refer to the current body of scientific evidence so that the services and products we provide are within prescribed safety limits and adhere to all relevant standards and national laws.

Read more about EMF on page 45

Climate change

As part of our commitment to operate ethically and sustainably, we are dedicated to understanding climate-related risks and opportunities and embedding responses to these into business strategy and operations.

Read more about the Task Force on Climate-related Financial Disclosures ('TCFD') on pages 58 to 59

Infrastructure competitiveness

We continue to provide the appropriate broadband technology in our fixed and mobile networks. Our Technology 2025 Strategy incorporates our fixed and mobile network evolution steps to enhance our coverage and network performance.

Click to read more about our Technology 2025 Strategy in an investor briefing: **investors.vodafone.com/vtbriefing**

Tax

Tax risk covers our management of tax across the markets in which we operate and how we respond to changes in tax law, which may have an impact on the Group. We have controls in place to govern each of these areas in line with our tax principles.

Read more about our tax risk and our approach to tax and our economic contribution on pages 47 to 48

Emerging risks

We face a number of uncertainties where an emerging risk may potentially impact us. In some cases, there may be insufficient information to understand the likelihood, impact, or velocity of the risk. Also, we might not be able to fully define a mitigation plan until we have a better understanding of the threat.

We continue to identify new emerging risk trends, using inputs from analysis of the external environment and internal sources. We evaluate our risks across different time periods, allowing us to provide the appropriate level of focus on these emerging risks.

We work with the relevant experts across the business to assess the potential impacts and time horizon of these risks. Our emerging risks, within predefined risk categories, are provided to the Executive Committee and the Audit and Risk Committee for further scrutiny.

Strengthening our framework

We continue to enhance and embed the global risk management framework with the objective of maturing our approach. This promotes consistency across all the markets in which we operate.

Over the course of the year, we have:

- Developed a **risk knowledge** and **skills matrix** for our risk management community;
- Enhanced **reporting** to our governance committees, which allows for better decision-making;
- Performed a Group-wide risk awareness campaign in an effort to enhance our **risk culture**; and
- Completed a cross-functional analysis of our **operational resilience capabilities** to identify gaps and areas for enhancements.

Long-term viability statement (‘LTVS’)

The preparation of the LTVS includes an assessment of the Group’s long-term prospects in addition to an assessment of the ability to meet future commitments and liabilities as they fall due over the three-year review period.

Assessment of viability

The Board has chosen a three-year period to assess Vodafone Group’s viability. This is the period in which we believe our principal risks tend to develop. This time horizon is also in line with the structure of long-term management incentives and the outputs from the long range business planning cycle. We continue to conduct financial stress testing and sensitivity analysis, considering revenue at risk.

The viability assessment started with the available headroom as of 31 March 2023 and considered the plans and projections assembled as part of the forecasting cycle, which include the Group’s cash flows, planned commitments, required funding, and other key financial ratios. We also assumed that debt refinancing will remain available in all plausible market conditions.

Finally, we estimated the impact of severe but plausible scenarios for all our principal risks on the three-year plan. We also stress tested a combined scenario taking into account the risk interdependencies as defined in the diagram on page 52, where the following risks were modelled as materialising in parallel over the three-year period:

Cyber threat: A cyber-attack exploits vulnerabilities allowing unauthorised access to our systems, or a ransomware attack, impacting our ability to service customers for an extended period of time.

Data management and privacy: A data breach, through malicious activities (e.g. cyber-attack), leading to an investigation and a subsequent GDPR fine.

Adverse changes in macroeconomic conditions: Adverse changes in the macroeconomic environment could result in restricted ability to refinance, while prolonged high inflation rates, may lead to increased interest rates.

Adverse political and policy measures: Adverse political and policy interventions could lead to increased cost of operations, and directly or indirectly reduce profitability.

Assessment of long-term prospects

The Board undertakes a robust review and challenge of the strategy and assumptions. Each year the Board conducts a strategy session, reviewing the internal and external environment as well as significant threats and opportunities to the sustainable creation of long-term shareholder value (note that known emerging threats related to each principal risk are described on pages 52 to 55).

As an input to the strategy discussion, the Board considers the principal risks (including Cyber threat, Data management and privacy, Adverse changes in macroeconomic conditions, and Adverse political and policy measures) with the focus on identifying underlying opportunities and setting the Group’s future strategy. The output from this session is reflected in the strategic section of the Annual Report (page 7), which provides a view of the Group’s long-term prospects.

Conclusions

The Board assessed the prospects and viability of the Group in accordance with provision 31 of the UK Corporate Governance Code, considering the Group’s strategy and business model, and the principal risks to the Group’s future performance, solvency, liquidity and reputation. The assessment takes into account possible mitigating actions available to management were any risk or combination of risks to materialise.

Cash and cash equivalents available of €11.6 billion (page 170) as of 31 March 2023, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing on revenue and adjusted EBITDAaL over the review period confirmed that the Group has sufficient headroom available to face uncertainty. The Board deemed the stress test conducted to be adequate, and therefore confirmed that it has a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2026.

Assessment of prospects

Outlook, strategy & business model

Outlook of possible long-term scenarios expected in the sector and the Group’s current position to face them
Assessment of the key principal risks that may influence the Group’s long-term prospects
Articulation of the main levers in the Group’s strategy and business model ensuring the sustainability of value creation

↓

Assessment of viability

Long Range Plan is the three-year forecast approved by the Board on an annual basis, used to calculate cash position and headroom

Headroom is calculated using cash, cash equivalents and other available facilities, at year end

Sensitivity analysis	Principal risks	Combined scenario
Sensitivity analysis to assess the level of decline in performance that the Group could withstand, were a **black swan** event to occur	Severe but plausible scenarios modelled to quantify the cash impact of an individual **principal risk** materialising over the three-year period	Quantification of the cash impact of **combined scenarios** where multiple risks materialise across one or more markets, over the three-year period

Viability results from comparing the cash impact of severe but plausible scenarios on the available headroom, considering additional liquidity options

↓

Long-term viability statement

Directors confirm that they have reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period

Task Force on Climate-related Financial Disclosures

TCFD disclosure

We recognise that climate change poses a number of physical (i.e. extreme weather events) and transition-related (i.e. related to moving to a greener economy) risks and opportunities for our business. As part of our commitment to operate ethically and sustainably, we strive to understand climate-related risks and opportunities and embed responses to these into our business strategy and operations. We have been aligning our internal processes with the recommendations of the Task Force on Climate-related Financial Disclosures ('TCFD') and will continue to enhance our policies, processes and reporting with respect to the TCFD recommendations. Our progress is summarised in this section.

TCFD recommendations

For the year ending 31 March 2023, we are consistent with 10 out of 11 TCFD recommendations. There is one recommendation with which we are currently partially consistent:

Metrics and targets (physical risks): We measure and have set ambitious targets for reducing our carbon emissions. We also have metrics in place to measure our energy use, which is one underlying factor in our exposure to transition risk. As a measure of the climate opportunity associated with developing and deploying products to help society decarbonise, we also report annually on the carbon emissions avoided through the use of green digital solutions. This year, we also began measuring our physical risk exposure and management based on the number of infrastructure assets that are at high or very high risk of climate impacts such as extreme weather events. Whilst these are important steps forward on our climate-related risk disclosure journey, we recognise that we do not yet have metrics and targets in place to measure our full suite of climate risks.

Our disclosure this year improves upon our position in 2022, when we were only consistent with eight out of 11 recommendations. In this year's report, we are pleased to include further detail on the impact of climate-related risks and opportunities on our business strategy and financial planning, and a quantitative measure of the number of assets at high or very high risk of physical climate change. As industry practices evolve and our internal programme matures, we aim to address the remaining gaps in our climate-related risk management and reporting approach over the next three years.

TCFD reporting

As with last year's disclosure, we have once again published our comprehensive TCFD overview in a standalone report. This enables us to provide more detailed information for investors and other interested stakeholders in a more accessible format.

Click to read our TCFD report: **investors.vodafone.com/tcfd**

Governance

Our strategy is approved by the Board which has reviewed Vodafone's purpose and Planet commitments to reduce our environmental impact, such as reaching 'net zero' emissions across our full value chain (Scope 1, 2 and 3) by 2040. The Board's Audit and Risk Committee has oversight of our climate-related risks and opportunities. In addition, the ESG Committee provides oversight of the broader ESG strategy.

Read more about the ESG Committee on pages 83 to 84

The Chief External and Corporate Affairs Officer, a member of the Executive Committee, is the sponsor for the Planet agenda as part of our purpose-led strategy and has overall accountability for climate change action within the Group. This includes providing updates to the Board on the progress towards our climate-related goals. The Chief Network Officer is responsible for the overall management of the physical risks to Vodafone due to the nature of our business.

In addition, our Remuneration Policy incorporates our ESG priorities in the long-term incentive plan. For the 2023 award, the ESG measure under the long-term incentive plan includes an ambition on planet linked to our aim of reaching net zero for our own operations under Scope 1 and 2 by 2030.

Read more about ESG measures in our long-term incentive plan on pages 93 to 106

TCFD recommendations

We have considered our 'comply or explain' obligation under the UK's Financial Conduct Authority Listing Rules and have detailed in the table below the 11 TCFD recommendations with which we are fully or partially consistent.

Governance	Progress
a. Describe the Board's oversight of climate-related risks and opportunities	C
b. Describe management's role in assessing and managing climate-related risks and opportunities	C
Strategy	**Progress**
c. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term	C
d. Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning	C
e. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	C
Risk Management	**Progress**
f. Describe the organisation's processes for identifying and assessing climate-related risks	C
g. Describe the organisation's processes for managing climate-related risks	C
h. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management	C
Metrics and Targets	**Progress**
i. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	C
j. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks	C
k. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	PC

Key

C Consistent with the TCFD recommendations

PC Partially consistent with the TCFD recommendations

Strategy

This year, we once again conducted our annual exercise to refresh the assessment of the top climate-related risks and opportunities to ensure we are incorporating any change in climate trends or science, as well as new risks and opportunities. The exercise confirmed that the identified risks and opportunities remain largely unchanged from the previous assessment, although some require more attention in the short term due to the macroeconomic environment and volatility in the energy market.

Last year, we built on our previous climate scenario work and considered our resilience against key climate-related risks and opportunities. That work included mapping the current controls in place and the strength of those controls for each material risk and opportunity. Overall, we have controls in place for all identified key risks and this helps us build resilience against the potential impacts on the business.

Physical risks are assessed and considered throughout the critical stages of the asset lifecycle. Environmental risks are assessed ahead of the acquisition of buildings and network equipment. We have teams and processes dedicated to disaster recovery and business continuity. In addition, we mitigate the financial impact of physical risks through insurance and damage response.

Our broader Planet strategy, targets and external communications are designed to manage and mitigate the potential impacts of transition risks on the Group. We have specialist teams that monitor and drive progress to maintain and meet expectations from key stakeholders. This year, we took further steps to improve energy efficiency and limit exposure to energy market volatility as it is a key short-term risk. Similarly, harnessing our current climate and ESG strategy and monitoring market trends will enable us to also capture opportunities arising from the low-carbon transition.

Read more about how our products and services help our customers reduce their emissions on page 37

This year, we also conducted a scenario analysis focusing on the potential impact of physical climate-related risks on specific types of our infrastructure assets, with the aim of understanding how our infrastructure asset portfolio is expected to evolve in the long term under different climate change scenarios. This exercise will inform our longer-term resilience plans related to physical climate-related risks, such as damage to our infrastructure.

Risk management

We have aligned our climate-related risk management process with our overall risk management framework. Climate change was discussed and considered during the principal risk assessment process and it was once again placed on our risk watchlist.

Read more about our risk management framework on pages 51 to 52 and 56

To ensure a robust identification and assessment of climate-related risks and opportunities we use the following data sources:

- Climate-change publications and data;
- Guidance from the TCFD on potential risks and opportunities;
- Previous year's assessments; and
- Key stakeholders' inputs via a survey and targeted discussions.

We evaluate the materiality of the identified risks and opportunities by assessing their likelihood and impact using our global risk management framework. This process helps us determine the relative significance of the climate-related risks in relation to other risks.

Due to the nature of the topic, there are many teams across Vodafone that are responsible for managing climate-related risks and we have multiple processes and policies in place to ensure we are managing them effectively.

Metrics and targets

We use a wide variety of metrics to measure the current and potential impacts of climate-related risks. We have been measuring and reporting on energy and carbon emissions since 2001 and have been responding to CDP's climate change questionnaire since 2010. Our main carbon emissions metrics are also subject to independent limited assurance. In addition, we have set a number of targets to manage climate-related risks and reduce our impact on the environment, such as reaching 'net zero' emissions across our full value chain (Scope 1, 2 and 3) by 2040 and purchasing 100% renewable electricity in all markets by 2025. Since July 2021, our European network has been 100% powered by electricity from renewable sources.

Click to download our ESG Addendum:
investors.vodafone.com/esgaddendum

We constantly seek to refresh and improve our metrics and key risk indicators to better measure and manage climate-related risks and opportunities. We recognise that we need to mature further in this area as industry practices and better-quality data become available.

Read more about our existing environmental KPIs on pages 35 to 38

Material climate-related risks and opportunities

Physical risks:

- Damage to infrastructure caused by increasing frequency and severity of extreme weather events, including wildfires, flooding, and storms
- Interruption or reduction in the quality of services due to increased precipitation and extreme weather events
- Supply chain disruption due to climate impacts on key suppliers
- Increases in global temperatures leading to an increase in the consumption of energy for cooling

Transition risks:

- Increasing stakeholder scrutiny over our environmental performance impacting revenue, market share and reputation
- Rising price of energy (renewable and non-renewable)
- Emerging carbon regulations and carbon taxation
- Changing mandates and regulations over infrastructure energy efficiency
- Third-party dependency impacting our ability to meet carbon targets and improve efficiencies

Opportunities:

- Development of new product lines enabling customers to better manage climate-related impacts
- Reduced costs through sustainable procurement

Governance at a glance

Leadership, governance and engagement

Our Board

The Nominations and Governance Committee regularly reviews the Board's composition with a view to ensuring a diverse mix of backgrounds, skills, knowledge and experience as well as deep expertise in technology and telecommunications. Each year, the Board monitors and improves its performance by conducting an annual performance review.

Note:
As at 31 March 2023

Tenure



4
6
3
0-3 years 6
7-10 years 4
4-6 years 3

Independence



1
1
11
Independent 11
Executive 1
Independent NED Chair 1

Gender diversity



53.8%
Male 6
Female 7

Senior Board positions



Chair
Senior Independent Director
Chief Executive[1]
Chief Financial Officer[1]
Male
Female

Note:
1. The roles of Chief Executive and Chief Financial Officer are held by Margherita Della Valle.

Ethnicity



2014 13 1
2015 12 1
2016 11 1
2017 11 1
2018 11 1
2019 10 2
2020 11 1
2021 10 1
2022 10
2023 12 1
White
Ethnically diverse

Skills and expertise of Non-Executive Directors



3 Consumer goods and services/ Marketing
5 Finance
4 Emerging markets
2 Media
8 Technology/ Telecom
2 Political/ Regulatory
5 Environmental, Social and Governance

Membership and attendance

The table below details the Board and Committee meeting attendance during the year to 31 March 2023. The number of attendances is shown next to the maximum number of meetings the Director was entitled to attend. Ad hoc meetings of the Board and its Committees were also held as required during the year.

Name	Board	Nominations and Governance Committee	Audit and Risk Committee	Remuneration Committee	ESG Committee
Stephen Carter[1]	4/4	2/2	–	–	–
Delphine Ernotte Cunci[1]	4/4	–	–	2/2	–
Sir Crispin Davis	6/6	3/4[6]	–	–	–
Margherita Della Valle	6/6	–	–	–	–
Michel Demaré	6/6	4/4	4/5[7]	4/5[7]	–
Dame Clara Furse	6/6	–	–	5/5	2/2
Valerie Gooding	6/6	4/4	–	5/5	2/2
Deborah Kerr	5/6[4]	–	4/5[4]	–	–
Amparo Moraleda	6/6	–	5/5	–	2/2
David Nish	5/6[5]	–	5/5	–	–
Christine Ramon[2]	2/2	–	–	–	–
Nick Read[3]	4/4	–	–	–	–
Simon Segars[1]	4/4	–	–	–	1/1
Jean-François van Boxmeer	6/6	4/4	–	–	–

Notes:
1. Stephen Carter, Delphine Ernotte Cunci and Simon Segars joined the Board on 26 July 2022.
2. Christine Ramon joined the Board on 14 November 2022.
3. Nick Read stepped down from the Board on 31 December 2022.
4. Deborah Kerr was unable to attend one scheduled meeting of the Board due to ill health and one scheduled meeting of the Audit and Risk Committee due to personal reasons.
5. David Nish was unable to attend one scheduled meeting of the Board due to a scheduling conflict.
6. Sir Crispin Davis was unable to attend one scheduled meeting of the Nominations and Governance Committee due to time zone differences.
7. Michel Demaré was unable to attend one scheduled meeting of the Audit and Risk Committee and one scheduled meeting of the Remuneration Committee due to a family emergency.

Board evaluation

Progress in the year

The 2023 Board evaluation reported improvements had been achieved in:

- Appointing four new Non-Executive Directors, each bringing extensive technology and telecommunications experience;
- devoting more time to strategy by holding several strategic deep-dive sessions during the year to enhance free-flowing discussions; and
- establishing a Board sub-committee to consider mergers and acquisitions ('M&A') transactions.

Read more on page 73

Committee activities

To operate efficiently and to ensure matters are given the right level of focus, the Board delegates some of its responsibilities to its Committees. These provide focused oversight on: Board composition, performance, and succession planning; financial reporting, risk, internal processes and controls; remuneration practices; and environmental, sustainability and governance topics.

Nominations and Governance Committee

In addition to keeping under review developments in corporate governance and the Company's responses to them, the Nominations and Governance Committee makes recommendations to the Board about Board composition and ensures Board diversity and the necessary balance of skills. The Committee recognises the need to anticipate the skills and attributes that will be needed on the Board as the Company develops. A key focus for the Committee this year has been Board and Executive Committee composition. For the latter half of the year, the main activity has concerned succession planning for the Group Chief Executive.

Read more on pages 74-76

Board changes

Following shareholder approval at the Company's Annual General Meeting on 26 July 2022, Stephen Carter, Delphine Ernotte Cunci and Simon Segars joined the Board as Non-Executive Directors. In addition, on 14 November 2022, Christine Ramon joined the Board as a Non-Executive Director. Christine brings extensive financial and strategic experience, along with telecommunications expertise. She also has comprehensive African market experience that will support the strategic aims of the Group.

Click or scan to watch conversations with our new Non-Executive Directors: **investors.vodafone.com/videos**

On 31 December 2022, Nick Read stood down as Group Chief Executive. Margherita Della Valle was appointed Group Chief Executive for an interim period with effect from 1 January 2023, in addition to her continuing role as Group Chief Financial Officer, whilst the Board undertook a rigorous internal and external search to find a permanent Group Chief Executive. On 27 April 2023, the Company announced the appointment of Margherita Della Valle as Group Chief Executive, Margherita will also continue as Group Chief Financial Officer until an external search for a new successor is completed.

Audit and Risk Committee

The Committee oversees the Group's financial reporting, risk management, internal control and assurance processes and the external audit. This includes in-depth reviews of our principal risks, the review of our Annual Report and a programme of deep-dives across multiple business units with a focus on the risk and control environment. The Committee also monitors the activities and effectiveness of the Internal Audit function and has primary responsibility for overseeing the relationship with the external auditor. Deep-dive topics this year included reviews of adverse regulatory measures, technology resilience and readiness, cyber threats, infrastructure competitiveness and disintermediation risk. Entity deep-dives included Vodacom, the cluster of markets within the Other Europe segment, Vodafone Spain, Vodafone Germany, Vodafone Roaming Services and Vantage Towers. The Committee also has joint responsibility, with the ESG Committee, for reviewing the appropriateness and adequacy of ESG disclosures provided within the Annual Report and the ESG Addendum, including approving its content.

Read more on pages 77-82

Click or scan to watch the Chair of the Audit Committee, David Nish, explain his role: **investors.vodafone.com/videos**

ESG Committee

The Committee provides oversight of Vodafone's ESG programme: purpose pillars (Digital Society, Inclusion for All and Planet), sustainability and responsible business practices as well as Vodafone's contribution to the societies we operate in under the social contract. The Committee also monitors progress against key performance indicators and external ESG index results. Focus for this year centred on enhancing the approach to ESG disclosure and assurance and expanding agenda items to reflect the Committee's purpose. Key discussion topics included ESG indices and rankings, digital inclusion, human rights and our Digital Society purpose pillar.

Read more on pages 83-84

Click or scan to watch the Chair of the ESG Committee, Amparo Moraleda, explain her role: **investors.vodafone.com/videos**

Remuneration Committee

The Remuneration Committee sets, assesses and recommends for shareholder approval the Remuneration Policy for Executive Directors, sets the remuneration of the Executive Directors and approves the remuneration of the Chair of the Board and members of the Executive Committee. It also reviews remuneration arrangements across the Group to ensure they are aligned with our strategy, support our purpose and celebrate the 'Spirit of Vodafone'.

Fair pay principles:

1. Market competitive	4. Share in our successes
2. Free from discrimination	5. Provide benefits for all
3. Provide a good standard of living	6. Open and transparent

During the year the Committee reviewed the Remuneration Policy ahead of it being put to shareholders' vote at the 2023 Annual General Meeting. Details of this and the associated shareholder engagement can be found on pages 85 and 87.

Read more on pages 85-106

Click or scan to watch the Senior Independent Director and Chair of the Remuneration Committee, Valerie Gooding, explain her role: **investors.vodafone.com/videos**

Chair's governance statement

We take seriously our commitment to strong and robust corporate governance

Dear shareholders,

I am pleased to present the Corporate Governance Report for the year ended 31 March 2023 on behalf of the Board.

The year in review

This year, has again, been one of change and I am grateful to my fellow Directors, the executive team, and the people of Vodafone for their support, flexibility, and strong spirit throughout.

In spite of the challenges faced we have functioned well and have continued to take seriously our commitment to strong and robust corporate governance to support the creation of long-term sustainable value for the benefit of all our stakeholders.

This report provides details about the Board and an explanation of our individual roles and responsibilities as well as providing an insight into the activities of the Board and Committees over the year and how we seek to ensure the highest standards of corporate governance remain embedded throughout the Company, underpinning and supporting our business and the decisions we make.

Board succession

Executive Directors

During the year, the Board and Nominations and Governance Committee reviewed the future leadership of the Company and, as announced on 5 December 2022, the Board agreed with Nick Read that he would step down as Group Chief Executive and as a Director of the Company on 31 December 2022. I would like to thank Nick for his commitment and significant contribution to Vodafone as Group Chief Executive and throughout his career spanning more than two decades with the Company.

In addition to her role as Group Chief Financial Officer, Margherita Della Valle was appointed Group Chief Executive with effect from 1 January 2023 on an interim basis. The Board initiated a process with the support of Egon Zehnder, an independent external search firm, to find a permanent Group Chief Executive and on 27 April 2023, we announced the permanent appointment of Margherita Della Valle. The Board and I have been impressed with her pace and decisiveness to begin the necessary transformation of Vodafone. Tasked with accelerating the execution of the Company's strategy to improve operational performance and deliver shareholder value the Board fully supports her. Margherita will also continue as Group Chief Financial Officer until an external search for a new Group Chief Financial Officer is complete.

Non-Executive Directors

The Board, together with the Nominations and Governance Committee, has continued to monitor the composition and skills matrix of the Board with a focus on succession planning for our Non-Executive Directors.

Last year we indicated several upcoming scheduled retirements from the Board and on 10 May 2023 we announced that Valerie Gooding, Sir Crispin Davis and Dame Clara Furse would not be seeking re-election at the 2023 Annual General Meeting ('AGM'). At the date of publication, Valerie Gooding has served more than nine years as a Director; however, she will remain on the Board until the conclusion of the 2023 AGM in order to allow for a gradual and smooth transition period of the Senior Independent Director role to David Nish, Remuneration Committee Chair role to Amparo Moraleda and Workforce Engagement Lead roles to Delphine Ernotte Cunci and Christine Ramon. Following evaluation, Valerie is still considered independent.

In anticipation of these retirements, there have been a number of Board changes during the year, with the appointment of four new Non-Executive Directors, Stephen Carter, Delphine Ernotte Cunci, Simon Segars and Christine Ramon. I am delighted to welcome them to Vodafone's Board. Their appointments bring extensive experience and track records of value creation across a variety of sectors which will be of great support to the Group.

A full induction programme is underway for the new Non-Executive Directors, including meetings with executives leading our businesses and functions.

Read more about the appointment process on page 74

Board diversity

We remain firmly committed to having a Board that is diverse in all respects. With support from the Nominations and Governance Committee, we continue to monitor requirements and are proud to meet these including the target that at least 40% of the Board is composed of women. This includes our Group Chief Executive and Group Chief Financial Officer, Margherita Della Valle and our Senior Independent Director, Valerie Gooding. We have also met the Parker Review target to have at least one Director from a non-white ethnic minority.

Read more about our Board Diversity Policy on page 75

Beyond the Board, we announced last year the introduction of a new ethnic diversity target that 25% of global senior leadership will come from ethnically diverse backgrounds by 2030.

Read more on page 34

Board evaluation

This year the Board undertook an internal evaluation led by myself with support from the Group General Counsel and Company Secretary. I am pleased to report the findings show there is clear consensus that the Board is operating well with effective leadership and where open discussion and input from all members is encouraged. Positive feedback was also received on the composition of the Board and the conduct of meetings and materials provided. Some areas for improvement were identified and we will look to progress these during the year ahead.

Read more on page 73

Continued stakeholder engagement

We recognise that Vodafone's success is dependent on the Board taking decisions for the benefit of our shareholders and in doing so having regard to all our stakeholders.

Throughout the year, I have interacted with institutional shareholders and engaged on topics such as the Company's strategy, Board and Executive changes, and succession plans. I was delighted that as well as virtual meetings, we were able to host some meetings in person for the first time since the COVID-19 pandemic. The Board has also received updates on the investor perception study completed during the year.

In her role as Chair of the Remuneration Committee, Valerie Gooding engaged with shareholders on the proposed updates to the Remuneration Policy and remuneration arrangements in respect of the forthcoming year.

Read more on page 85

Valerie Gooding also continued to serve as the Board's Workforce Engagement Lead, gathering the views of employees through a number of employee consultative committees across all our European and African markets. Key discussion topics from this year's meetings included 'Future Ready Vodafone' ways of working, the 'Grow with Vodafone' personal development platform, economic uncertainty and the Race, Ethnicity and Cultural Heritage ('REACH') targets.

This year, we have continued to publish 'Board conversations' with our recently appointed Non-Executive Directors, to give all shareholders the opportunity to hear directly from them.

The Board is committed to understanding the views of all of Vodafone's stakeholders to inform the decisions that we make.

Read more on pages 10-12

Click or scan to watch conversations with our Non-Executive Directors: **investors.vodafone.com/videos**

The 2022 AGM was held at Vodafone UK's headquarters in Newbury, Berkshire and was available to watch live via a webcast for those shareholders who were unable to attend in person. Shareholders were able to pre-submit questions or, if attending in person, ask questions on the day, for consideration by the Directors at the meeting. We intend to hold the 2023 AGM in the same format.

Click to read more about the AGM: **vodafone.com/agm**

Purpose and the 'Spirit of Vodafone'

Our purpose 'We connect for a better future' is at the core of our strategy, enabling inclusive and sustainable digital society. It has guided actions at every level throughout the year.

Read more on pages 28-39

The Board understands the importance of culture and setting the tone of the organisation from the top and embedding it throughout the Group. We refer to our culture as the 'Spirit of Vodafone'. It is a key component for our strategic, organisational and digital transformation. The aim of our people strategy is to create an environment where growing never stops and everyone can truly belong, innovate, and fulfil their potential. We continue to hold quarterly 'Spirit of Vodafone' days for our employees, designed to provide dedicated space for personal growth, wellbeing and connection. The Board receives regular updates on employee engagement and the 'Spirit of Vodafone', which enables it to make informed decisions where appropriate.

Read more about our culture and people strategy on pages 13-15

The year ahead

On 10 May 2023, the Board approved the creation of a Technology Committee as a new Board Committee. Once established, during the course of this year, the Committee will oversee the technology strategy and how it supports the overall Company strategy. Further information on this Committee will be shared in next year's report.

A key focus for myself and the Board will be completing the appointment process for a new Group Chief Financial Officer and supporting that individual as they step into the role alongside Margherita Della Valle.

In addition, the Board will continue to drive for better returns for shareholders and will monitor the Company's progress on the execution of Vodafone's strategy focusing on Customers, Simplicity and Growth. The Board will keep the Group's strategy under review, adapting it to anticipate or respond to opportunities and risks in the markets in which we operate.

Jean-François van Boxmeer
Chair of the Board

Compliance with the 2018 UK Corporate Governance Code (the 'Code')

In respect of the year ended 31 March 2023 Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Vodafone applied the principles and complied with all the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows:

Board leadership and Company purpose	Read more
Long-term value and sustainability	26-50, 57
Culture	13-15, 40
Shareholder engagement	10-12, 62-63
Other stakeholder engagement	10-12, 85
Conflicts of interest	75
Role of the Chair	70

Division of responsibilities	Read more
Non-Executive Directors	65-67, 70
Independence	60, 75

Composition, succession and evaluation	Read more
Appointments and succession planning	61-62, 74-75
Skills, experience and knowledge	60, 65-67
Length of service	60, 65-67
Evaluation	60, 73
Diversity	14, 60, 62, 75-76

Audit, risk and internal control	Read more
Committee	77-82
Integrity of financial statements	57, 78-82, 112
Fair, balanced and understandable	79, 111-112
Internal controls and risk management	81
External auditor	82
Principal and emerging risks	51-59, 81

Remuneration	Read more
Policies and practices	85-106
Alignment with purpose, values and long-term strategy	85-89
Independent judgement and discretion	86, 94

Disclosure Guidance and Transparency Rules

We comply with the Corporate Governance Statement requirements pursuant to the FCA's Disclosure Guidance and Transparency Rules by virtue of the information included in this 'Governance' section of the Annual Report together with information contained in the 'Shareholder information' section on pages 230 to 235.

Governance

Our Company purpose, values and culture

Purpose

At Vodafone, our purpose is to connect for a better future by enabling inclusive and sustainable digital societies and it is supported by our three purpose pillars: Digital Society, Inclusion for All and Planet. Our purpose is championed by our Board, which is collectively responsible for the oversight and long-term success of the Company. It is aligned with our culture and strategy, placed at the forefront of our decision-making and strategy development, and the Board considers how the initiatives progressed by management throughout the year have advanced our purpose. Board oversight ensures that continued product development realises our ambition to connect for a better future.

Read more about our purpose on pages 28-39

Strategy

The Board monitors the Company's progress against established strategic objectives and performance against competitors. Board meetings are planned with reference to the Company's strategic priorities and meeting agendas are constructed to deliver information at appropriate junctures and from a broad range of management, to enable the Board to effectively review and challenge.

Read more about the new roadmap for Vodafone on page 7

Governance

The Board ensures the highest standard of corporate governance is maintained by regularly reviewing developments in governance best practice and ensuring these are adopted by the Company.

The Board dedicated time during the year to thoroughly consider the independence and time commitment of all Directors, the arrangements in place to monitor conflicts of interest, as well as evaluating the effectiveness of the Board and each of the Directors.

All Directors have access to the advice of the Company Secretary, who is responsible for advising the Board on all governance matters and ensuring the Board has access to the necessary policies, processes and resources required to operate efficiently and effectively.

Read more about our governance structure and roles and responsibilities on pages 68-70

Values and culture

The Board has a critical role in setting the tone of our organisation and championing the behaviours we expect to see throughout the Group. The 'Spirit of Vodafone' aligns with our purpose and strategy, which ultimately leads to a more motivated and productive workforce. The Board has continued to influence and monitor culture throughout the year and receives regular updates on the 'Spirit of Vodafone' initiatives, including 'Spirit of Vodafone' Days, the two Spirit Beat surveys and the additional global pulse survey.

The cultural climate in Vodafone is measured through a number of mechanisms including policy and compliance processes, internal audit, and formal and informal channels for employees to raise concerns. The latter includes our bi-annual people survey and our whistleblowing programme, Speak Up, which is also available to the contractors and suppliers working with us. A series of communication materials were shared in April through 'Workplace', our internal digital platform, and other channels to address common misconceptions and encourage more employees to come forward with experiences and/or observations of those breaching the code of conduct. The Board is apprised of any material whistleblowing incidents.

Alongside these mechanisms, the Board remains committed to engagement with the workforce and these opportunities continue to shape how the Board influences and understands the Company's culture.

Read more about Speak Up on page 40

Employee engagement

Given the geographical size and complexity of our business, we utilise several employee engagement methods and communication channels between the Board, the Executive Committee, and our workforce to enable meaningful engagement.

The Board receives regular updates including an annual written report from Valerie Gooding, the designated Workforce Engagement Lead, detailing activities undertaken during the year to engage with employees.

Examples of these initiatives include:

Workforce Engagement Lead attendance at Employee Forums

The Board was apprised of feedback from Valerie Gooding's attendance at Employee Forums, namely the European Employee Consultative Committee. It is evident from these meetings that employee delegates continue to appreciate the opportunity to speak directly to a Board member. Through these means we understand that our people are engaged and interested in business strategy, mergers & acquisitions ('M&A') activity and opportunities for personal development.

Workplace communications

'Workplace' is our internal digital platform that allows employees to start conversations and themed groups on topics of their choice. The Executive Committee and Internal Communications team regularly post relevant business updates on the platform, with employees able to directly respond with views and questions. Key highlights in the year include:

Session	Topic
Grow with Vodafone	People development
Discussion focus: The Chief Human Resources Officer announced our new digital and intuitive career, skills and learning experience – Grow with Vodafone. The tool is designed to deliver learning and career recommendations based on individuals' unique skills profiles in a connected and personal way.	
Global pride webinar	D&I
Discussion focus: The Group Chief Executive, Chief Human Resources Officer, expert guest speakers and colleagues from around the world joined our global pride webinar to help our employees understand the current challenges that LGBT+ people are facing, what we can do about them as individuals and what Vodafone is doing.	
2022 highlights	Our business
Discussion focus: A highlight reel was published showcasing what employees across the business have accomplished together over the last year and provided inspiration to achieve even more next year by raising our ambition, being customer focused, and delivering growth.	

Board and Executive communications

Sessions have been held and videos published to provide updates that matter most to our people, with key highlights in the year including:

Session	Topic
#StayConnected	Our business
Discussion focus: Video updates where the Group Chief Executive speaks with various leaders both inside and outside our business about key topics of interest. There have been many communications this year, including a video address from the Chair following the change in Group Chief Executive to ensure employees are kept informed and reassured regarding developments across the business.	
Financial results and Group performance	Our business strategy and performance
Discussion focus: Quarterly trading update videos on financial results and Group performance were published as was a 'WeConnect' webinar, where the Group Chief Executive and Executive Committee members discussed key priorities.	

Employee listening

We have extended the opportunities for employees to share their experiences throughout their time at Vodafone. For example, we proactively gather employee perspectives through the typical new joiner lifecycle by measuring sentiment in the first week, month, and 90 days. Exiting employees are also requested to submit feedback 48 hours after logging their notice.

Our Board

Our business is led by our Board of Directors.

Biographical details of the Directors as at 16 May 2023 are provided below.

Click to find full biographical information for the Directors: **vodafone.com/board**

External appointments listed are only those required to be disclosed pursuant to Listing Rule 9.6.

Jean-François van Boxmeer (N)

Chair – Independent on appointment
Tenure: 2 years
Career and experience:
Jean-François is highly regarded as having been one of the longest standing and most successful CEOs in Europe. He was the Chief Executive of Heineken for 15 years, having been with the company for 36 years. Jean-François held a number of senior roles in Africa and Europe before joining Heineken's Executive Board in 2001 with worldwide responsibility for supply chain and technical services, as well as regional responsibility for the operating businesses in North-West Europe, Central and Eastern Europe and Sub-Saharan Africa.

Skills and attributes which support strategy and long-term success:
– Extensive international experience in driving growth through both business-to-business and business-to-consumer business models, both of which are integral components of the Company's strategy and long-term success.
– Exposure to overseeing the management of complex and far-reaching transformational projects, including specific hands-on experience of the countries in which the Company operates.
– Skilled communicator with a strong track record of developing stakeholder relations and overseeing governance in the context of a large global firm, which, in his capacity as Chair of the Board, continues to be of great value to the Company.

External appointments:
– Heineken Holding N.V., non-executive director

Margherita Della Valle

Group Chief Executive and Chief Financial Officer – Executive Director
Tenure: 4 years
Career and experience:
Margherita was appointed Group Chief Financial Officer in 2018, and Group Chief Executive on 1 January 2023. Margherita's previous roles within Vodafone were Deputy Chief Financial Officer from 2015 to 2018, Group Financial Controller, Chief Financial Officer for Vodafone's European region and Chief Financial Officer for Vodafone Italy. She joined Omnitel Pronto Italia – which later became Vodafone Italy – in 1994 and held key senior positions in consumer, marketing, business analytics and customer base management before moving to finance. After moving to a Group finance position in 2007, Margherita established a number of shared operations functions, which now employ over 30,000 people and provides a portfolio of services spanning IT operations, customer care, supply chain management, human resources and finance operations to 27 partners in other markets.

Skills and attributes which support strategy and long-term success:
– Strong commercial and operational leadership with expert knowledge of the global telecommunications landscape after close to three decades of direct industry experience.
– Considerable corporate finance and accounting experience, translating into an expert understanding of capital allocation, operational efficiency and investment appraisal.
– After almost 30 years at Vodafone, Margherita has a strong personal affiliation and understanding of the Company's culture and values, which help her represent the Company to all stakeholders and develop and implement the strategy.
– Proven record of developing the next generation of talent, including senior leadership within Vodafone and more broadly through her founding of NXT GEN Women in Finance, an initiative where European Chief Financial Officers identify, mentor and promote rising female stars in finance.

External appointments:
– Reckitt Benckiser Group plc, non-executive director and member of the audit committee

Stephen A. Carter CBE (N)

Non-Executive Director
Tenure: <1 year
Career and experience:
Since becoming Group CEO of Informa plc in 2013, Stephen has led Informa plc through a transformation into an international leader in B2B events, digital services and academic markets and is now a FTSE 50 Company. Prior to Informa, Stephen was President and Managing Director at Alcatel-Lucent, where he played a key role in restructuring the business, and investing in next-generation mobile network equipment product development delivery. Stephen also served a term as the founding CEO of Ofcom, where he brought together five different regulatory authorities. After Ofcom, the UK's telecommunication regulator, Stephen served as Chief of Strategy for the UK's Prime Minister, and then as a Minister of State for Communications, Technology & Broadcasting. Stephen later served as a non-executive director for the Department for Business, Energy and Industrial Strategy from 2016-2020.

Skills and attributes which support strategy and long-term success:
– Track record of value creation, with specific experience in the telecoms and media sectors.
– Experience in public policy, government affairs and regulatory engagement, which is welcomed in relation to the highly regulated environment within which the Company operates.

External appointments:
– Informa plc, group chief executive

Michel Demaré (A) (N) (R)

Non-Executive Director
Tenure: 5 years
Career and experience::
Michel began his career at Continental Bank SA, Belgium, before spending 18 years with The Dow Chemical Company in several finance and strategy responsibilities in Benelux, France, the US and Switzerland. He was Chief Financial Officer Europe for Baxter International from 2002 to 2005, and Chief Financial Officer at ABB Group from 2005 to 2013. He also served as Interim CEO of ABB during 2008. He was independent vice-chairman at UBS Group from 2009 to 2019, and vice-chairman/chairman of Syngenta AG from 2013 to 2017.

Skills and attributes which support strategy and long-term success:
– Proven multinational business leader with substantial international finance, strategy and M&A experience.
– Highly skilled in governance and corporate stewardship, which Michel brings both to the Board and to each of the Committees of the Company on which he sits.

External appointments:
– AstraZeneca plc, non-executive chair, chair of the nomination and governance committee and member of the remuneration committee.

Committee key

(A) Audit and Risk Committee
(E) ESG Committee
(N) Nominations and Governance Committee
(R) Remuneration Committee
Solid background signifies Committee Chair

Governance (continued)

Delphine Ernotte Cunci (R)

Non-Executive Director

Tenure: <1 year

Career and experience:

Since 2015, Delphine has been President of France Télévisions, the French national public television broadcaster. Her mandate was extended in 2020, the first time this has happened to an incumbent President. Prior to that, Delphine spent 26 years at Orange S.A., where she became Deputy CEO in 2010 and led the successful turnaround of Orange France.

Skills and attributes which support strategy and long-term success:

- Considerable experience in the telecoms sector and, more recently, in media and technology, which enhances Board understanding of trends relevant to the Company's operations and the wider European regulatory environment.
- Delphine's engineering background and distinguished career at Orange provide a firm grounding to the Board's evaluation of specific opportunities within the telecoms and connectivity space.

Deborah Kerr (A)

Non-Executive Director

Tenure: 1 year

Career and experience:

Deborah is Managing Director at Warburg Pincus, where she serves as co-head of Value Creation. Deborah has previously held senior executive roles and non-executive appointments across a range of sectors, including senior executive roles at Sabre, the travel technology company, Fair Isaac Corp, the data analytics business, and Hewlett-Packard Company, where she was Chief Technology Officer for HP's Enterprise Services operations. Until recently, Deborah was also a non-executive director of EXLservice Holdings Inc, the business process solutions company. Deborah has also held non-executive roles at International Airline Group, the airline conglomerate, DH Corporation, a global FinTech solutions and service provider, and Mitchell International Inc, a privately owned global technology business.

Skills and attributes which support strategy and long-term success:

- A wealth of technological expertise, including an understanding of complex digital transformations, which continues to be central to the next phase of the Company's growth.
- Detailed knowledge of the technology market, which, in the context of her role as a member of the Audit and Risk Committee, affords insights into the risk profile of the Company as well as the sectors and markets within which it operates.

External appointments:

- NetApp, INC, non-executive director and member of the audit committee
- Chico's FAS, Inc., non-executive director and member of the human resources, compensation and benefits committee, the corporate governance and nominating committee and the environmental, social and governance committee

Amparo Moraleda (A) (E)

Non-Executive Director

Tenure: 5 years

Career and experience:

Amparo received a degree in Industrial Engineering from Comillas Pontifical University in Madrid and is also an IESE AMP graduate. She joined IBM in 1988 and spent more than 20 years with the company, becoming President of IBM Southern Europe in 2005. In 2009, Amparo joined Iberdrola S.A. where she was Chief Operating Officer of the International Division until 2012. Amparo is a member of the Royal Academy of Economic and Financial Sciences and was inducted into the Women in Technology International Hall of Fame in 2005.

Skills and attributes which support strategy and long-term success:

- A background in engineering, IT and technology allows Amparo to act as a balanced and highly knowledgeable sounding board in technical Board discussions and is of great utility to her role as a member of the Audit and Risk Committee.
- Corporate social responsibility experience and her experience as a champion of inclusion and diversity are significant assets in the context of her role as Chair of the Company's ESG Committee.

External appointments:

- Airbus Group, senior independent director, chair of nominations and governance committee and remuneration committee and member of ethics & compliance committee
- CaixaBank S.A., non-executive director and chair of remuneration committee
- A.P. Moller-Maersk A/S, non-executive director and member of the audit committee, remuneration committee and transformation and innovation committee

David Nish (A)

Tenure: 7 years

Career and experience:

David was Group Finance Director of Scottish Power Plc from 1999 to 2005 having joined the company as Deputy Finance Director in 1997. Additionally, he was the Chief Executive Officer of Standard Life Plc from January 2010 to September 2015 having joined the company as Group Finance Director in November 2006. David was also a former Partner at Price Waterhouse, where he began his career as a trainee. Previous non-executive positions held by David include boards of London Stock Exchange Group Plc, Zurich Insurance Group Ltd, UK Green Investment Bank plc, Northern Foods Plc, Thus Plc, HDFC Life (India) and Royal Scottish National Orchestra. He was Deputy Chairman of the Association of British Insurers. He was also formerly a member of the City UK Board Advisory Committee and the Financial Services Advisory Board of the Scottish Government.

Skills and attributes which support strategy and long-term success:

- Wide-ranging operational and strategic experience as a senior leader and a deep understanding of financial and capital markets.
- Significant finance experience, bringing strong direction as the Chair of the Audit and Risk Committee through a focus on the risk and control environment and Group resilience.

External appointments:

- HSBC Holdings plc, senior independent director, chair of the audit committee and member of the risk committee and the nomination and corporate governance committee

Christine Ramon (A)

Non-Executive Director

Tenure: <1 year

Career and experience:

Until recently Christine was Chief Financial Officer and executive director of AngloGold Ashanti Ltd, a global gold mining company. Prior to AngloGold Ashanti, she was Chief Financial Officer of Sasol Ltd, a South African energy and chemicals company. Christine was also a former Chief Executive Officer at Johnnic Holdings Ltd, an investment holding company with interests in media, entertainment and telecommunications prior to joining Sasol. Additionally, she has worked at Pepsi as a Financial Controller. Christine has held non-executive director roles at the International Federation of Accountants, the global organisation for the accountancy profession, MTN Group Ltd, a South African telecommunications company, Lafarge S.A., a cement company, and Transnet SOC Ltd, a South African rail, port and pipeline company.

Skills and attributes which support strategy and long-term success:
- Considerable experience of African markets, which aid the Company with its ambition to be a best-in-class telco in Europe and Africa.
- Up-to-date investor relations experience and strong ambassadorial skills developed through a distinguished executive career to date.
- Highly experienced corporate financial executive with extensive board expertise. This will supplement the Board's financial, commercial and strategic expertise.

External appointments:
- Clicks Group Limited, non-executive director

Simon Segars (E)

Non-Executive Director
Tenure: <1 year
Career and experience:
Simon was previously the CEO of Arm Ltd., the global leader in the development of semiconductor intellectual property. He successfully led the business from 2013 to 2022 and generated significant value for investors during his tenure. During 2017-2021, Simon was also a Board member of the SoftBank Group. Prior to joining Arm in 1991, he was an engineer at Standard Telephones and Cables.

Skills and attributes which support strategy and long-term success:
- Possesses significant understanding of technology trends and how these are reshaping industry landscapes, which are important in charting the Company's long-term strategic direction.
- Proven history of business transformation and corporate strategy in dynamic and swiftly evolving commercial environments.

External appointments:
- Dolby Laboratories, Inc., non-executive director

Retiring Directors

Sir Crispin Davis, Dame Clara Furse and Valerie Gooding will not be seeking re-election at the 2023 Annual General Meeting and will therefore retire from the Board at the conclusion of the Meeting on 25 July 2023. The Company announced on 10 May 2023 that with effect from the conclusion of the 2023 AGM, David Nish shall be appointed the Senior Independent Director, Amparo Moraleda shall be appointed Chair of the Remuneration Committee and both Delphine Ernotte Cunci and Christine Ramon shall be appointed Workforce Engagement Leads.

Sir Crispin Davis (N)

Non-Executive Director
Tenure: Almost 9 years
Career and experience:
Sir Crispin was formerly the Chief Executive of RELX Group plc (formerly Reed Elsevier) and the digital agency Aegis Group plc, and group managing director of Guinness plc (now Diageo plc). Sir Crispin began his executive career with Procter & Gamble, where he held a variety of senior management roles including as president of the company's North American Food Business. In his non-executive career, Sir Crispin was the chairman of StarBev Consumer Industries B.V. from 2009 to 2012 and was a non-executive director on the board of GlaxoSmithKline plc from 2003 to 2013, where he chaired the remuneration committee. He was knighted in 2004 for services to publishing and information.

Skills and attributes which support strategy and long-term success:
- Sir Crispin's wide-ranging experience as a business leader within the international technology market, which is key to the Company's operational practice.
- Strong commercial background, which has been leant on during his tenure in the Board's evaluation of strategic investment decisions.

Dame Clara Furse DBE (E) (R)

Non-Executive Director
Tenure: Almost 9 years
Career and experience:
Dame Clara was the Chief Executive of the London Stock Exchange Group plc from 2001 to 2009. She was also previously Group Chief Executive of Credit Lyonnais Rouse Ltd and Managing Director, Global Futures and Options at UBS AG. Dame Clara is also Chair of the UK Voluntary Carbon Markets Forum, which aims to operationalise London's market for global voluntary carbon credits to accelerate the transition to net zero. Her previous non-executive career includes board appointments at Amadeus IT Group S.A. (2010-2022), Nomura Holdings Inc (2010 to 2017), Legal & General Group plc (2009 to 2013), Euroclear plc (2002 to 2009), Fortis (2006 to 2008) and LIFFE Holdings plc (1991 to 1999). In 2008 she was appointed Dame Commander of the Order of the British Empire.

Skills and attributes which support strategy and long-term success:
- Over her tenure, Dame Clara has brought a deep understanding of international capital markets, regulation, service industries and business transformation to Board discussions.
- Direct and contemporaneous involvement in innovative initiatives to drive the transition to net zero has allowed Dame Clara to contribute significantly to the refinement of the Company's ESG strategy as a member of its ESG Committee.

External appointments:
- Assicurazioni Generali S.p.A, non-executive director

Valerie Gooding CBE (E) (N) (R)

Senior Independent Director and Workforce Engagement Lead
Tenure: 9 years
Career and experience:
Valerie held the position of Chief Executive of British United Provident Association ('Bupa') for 10 years between 1998 and 2008, following a successful tenure as Managing Director. Prior to joining Bupa, Valerie spent 23 years working with British Airways plc, where she held a number of positions, including head of Cabin Services, head of Marketing, director of Business Units and director for Asia Pacific. Valerie has also held a variety of non-executive positions in the past, including as non-executive chairman of Premier Farnell plc and Aviva UK, lead non-executive director at the Home Office and a non-executive director of Standard Chartered Bank plc, the BBC, J. Sainsbury plc, Compass Group plc, BAA plc and CWC Communications plc. Valerie was awarded a CBE in 2002 for services to business.

Skills and attributes which support strategy and long-term success:
- Valerie brought a wealth of international business experience obtained at companies with high levels of customer service, which is of critical importance to the Company's future success.
- Valerie's varied experience of other organisations, industries and contexts through a large number of prior non-executive positions added a depth of perspective to Board discussions.
- People-centric and highly personable leadership style which, together with her focus on leadership and talent, has been essential to roles as the Company's Senior Independent Director, Remuneration Committee Chair and Workforce Engagement Lead.

Committee key

(A) Audit and Risk Committee
(E) ESG Committee
(N) Nominations and Governance Committee
(R) Remuneration Committee
● Solid background signifies Committee Chair

Governance (continued)

Our governance structure

The Board
Responsible for the overall conduct of the Group's business including our long-term success; setting our purpose; monitoring culture, values, standards and strategic objectives; reviewing our performance; and maintaining positive dialogue with our stakeholders.

Audit and Risk Committee
Reviews the adequacy of the Group's system of internal control, including the risk management framework and related compliance activities.

Monitors the integrity of financial statements, reviews significant financial reporting judgements, advises the Board on fair, balanced and understandable reporting and the long-term viability statement.

The Committee also has joint responsibility, with the ESG Committee, to review the appropriateness and adequacy of ESG disclosures provided within the Annual Report and the ESG Addendum, including the approval of its content.

Nominations and Governance Committee
Evaluates Board composition and ensures Board diversity and a balance of skills.

Reviews Board and Executive Committee succession plans to maintain continuity of skilled resource.

Oversees matters relating to corporate governance.

Remuneration Committee
Sets, reviews and recommends the policy on remuneration of the Chair, executives and senior management team.

Monitors the implementation of the Remuneration Policy.

Oversees general pay practices across the Group.

ESG Committee
Oversees the ESG programme, purpose (Inclusion for All, Planet and Digital Society) and the social contract.

Monitors progress against key performance indicators and external ESG index results.

Oversees progress on ESG commitments and targets.

Group Chief Executive

Group Chief Financial Officer

Executive Committee
Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational development.

Disclosure Committee
Oversees the accuracy and timeliness of Group disclosures and approves controls and procedures in relation to the public disclosure of financial information.

Global Products Board
Supports the Executive Committee by providing visibility of global product strategy and lifecycle and identifies capital allocation opportunities.

Purpose and Reputation Steering Committee
Assists the Executive Committee with the effective coordination of purpose activities and advises on reputational risks and policy matters.

Risk and Compliance Committee
Assists the Executive Committee in fulfilling its accountabilities with regard to risk management and policy compliance.

Click to read more about the responsibilities of each Board Committee:
vodafone.com/board-committees

The Board

The Board is comprised of the Chair, Senior Independent Director, Non-Executive Directors, the Group Chief Executive, and the Group Chief Financial Officer. Our Non-Executive Directors bring independent judgement, and wide and varied commercial and financial experience to the Board and Committees.

A summary of each role can be found on page 70

Board meetings are structured to allow open discussions. At each meeting the Directors are made aware of the key discussions and decisions of the principal Committees by the respective Committee Chairs. Minutes of Board and Committee meetings are circulated to all Directors after each meeting.

Read more about the Board's activities during the year on pages 71-72

The Board is collectively responsible for ensuring leadership through effective oversight and review. It sets the strategic direction with the goal of delivering sustainable stakeholder value over the longer term and has oversight of cultural and ethics programmes.

The Board also oversees the implementation of risk assessment systems and processes to identify, manage and mitigate Vodafone's principal risks. It is also responsible for matters relating to finance, audit and internal control, reputation, listed company management, corporate governance, remuneration and effective succession planning, much of which is overseen through its principal Committees.

The Executive Committee

The Executive Committee is comprised of Margherita Della Valle, the Group Chief Executive and Group Chief Financial Officer, a number of senior executives responsible for global commercial operations, human resources, technology, external affairs and legal, as well as the Chief Executive Officers of our largest operating companies in Germany, the UK, Italy, Europe Cluster and Vodacom Group.

Led by the Group Chief Executive, the Executive Committee and other management committees are responsible for making day-to-day management and operational decisions, including implementing strategic objectives and empowering competitive business performance in line with established risk management frameworks, compliance policies, internal control systems and reporting requirements.

The details of the Executive Committee members, range of experience, skills, and expertise can be found below. Some members also hold external non-executive directorships, giving them valuable board experience.

Click to read more about the Executive Committee:
vodafone.com/exco

Our Executive Committee

Biographical details of the Executive Committee, as at 16 May 2023 are provided below.

Margherita Della Valle

Group Chief Executive and Chief Financial Officer

Read more about the Group Chief Executive and Chief Financial Officer on page 65

Scott Petty

Vodafone Group Chief Technology Officer (CTO)

Scott joined Vodafone in 2009 and has held positions in Vodafone Business Product Management and Technology before becoming UK CTO in 2017. He has been the Chief Digital & Information Officer since April 2021 as part of a newly created integrated European-wide Technology team to drive the transformation to achieve Vodafone's ambition to become a Next Generation Telco. Previously, Scott held a number of Executive roles at Dimension Data, as Group Executive – Services, Chief Operating Office – Australia and as Chief Information Officer – Australia. Scott joined the Executive Committee in January 2023.

Alberto Ripepi

Group Chief Network Officer (CNO)

Since joining Vodafone in 2001, Alberto has held various roles in technology including CTO of Italy, CTO of Europe and Operational director for Group Technology. Alberto joined the Executive Committee in January 2023 and is responsible for strategy, architecture, design and operating the Vodafone network in Europe.

Vinod Kumar

CEO Vodafone Business

Vinod Kumar joined Vodafone and the Executive Committee as CEO Vodafone Business in September 2019. He is responsible for Vodafone's enterprise business globally. Prior to joining Vodafone, Vinod was the Managing Director and CEO of Tata Communications Ltd from 2011, after joining the company as Chief Operating Officer in 2004. He was also a member of the company's board from 2007 to 2019.

Leanne Wood

Chief Human Resources Officer

Leanne joined Vodafone as Chief Human Resources Officer and a member of the Executive Committee on 1 April 2019. She is responsible for leading Vodafone's people and organisation strategy which includes developing strong talent and leadership, effective organisations, strategic capabilities and an engaging culture and work environment. Previously Leanne was the Chief People, Strategy and Corporate Affairs Officer for Burberry plc from 2015. Leanne was appointed to the Vodacom Group Board in July 2019 and is a current Non-Executive Director and member of the Audit, Corporate Responsibility and Nomination and Remuneration Committees at Compass Group plc.

Joakim Reiter

Chief External and Corporate Affairs Officer

Joakim, an Executive Committee member since August 2017, is Vodafone's Chief External and Corporate Affairs Officer, responsible for public relations and corporate affairs, including policy and regulation, communications, security, sustainability and charitable activities. He currently sits on the Board of the Swedish Space Corporation. Before joining Vodafone, Joakim served as Assistant Secretary-General of the United Nations and has also been Ambassador to the World Trade Organisation, served as a Swedish senior diplomat to the EU, a trade negotiator in the European Commission, and has had a longstanding career in the Swedish Foreign Service.

Maaike de Bie

Group General Counsel and Company Secretary

Maaike de Bie was appointed Group General Counsel and Company Secretary on 1 March 2023 and has responsibility for the Group legal, compliance, risk and company secretariat functions as well as advising the Board on all aspects relating to corporate governance. She previously served as General Counsel and Company Secretary of easyJet plc and before that as General Counsel of Royal Mail plc. An experienced international lawyer, Maaike is dual qualified in both the US and UK, with almost 30 years of experience. Maaike is currently a Board Member of General Counsel for Diversity & Inclusion (GCD&I), an organisation which promotes greater diversity, equity and inclusion in the legal sector. She is also a Trustee of the charity, Blueprint for Better Business.

Serpil Timuray

CEO Europe Cluster

Serpil is an Executive Committee member since January 2014 and was appointed as the CEO of the Europe Cluster in October 2018. She also oversees Vodafone's interest in the joint venture companies in Netherlands, Australia and India as well as Vodafone Partner Markets in 48 countries. She is the Chairperson of Vodafone Turkey, the Vice-Chairperson of VodafoneZiggo in Netherlands and a Non-Executive Director of TPG Telecom plc in Australia. Prior to her current role, she was the Group Chief Commercial Operations and Strategy Officer.

Philippe Rogge

CEO Vodafone Germany

Philippe joined the Executive Committee on 1 July 2022 and as CEO is responsible for Vodafone Germany business. Philippe joined Vodafone after more than a decade with Microsoft including his most recent role as President, Central and Eastern Europe, based in Germany. Amongst other responsibilities, he led sales, channels and marketing and accelerated annual growth to double digits. His global career at Microsoft included senior roles such as Chief Operating Officer China, General Manager Belgium and Luxembourg, and General Manager Portugal.

Ahmed Essam

CEO Vodafone UK

With 20 years of experience in the fields of Telecommunications, Strategy, Financial Planning, Commercial Management and General Management, Ahmed joined the Executive Committee in 2016 and was appointed CEO of Vodafone UK effective 1 February 2021, where he is responsible for all Vodafone resources in country. Ahmed has been Group Chief Commercial Operations and Strategy Officer since 2018 and prior to this he was CEO of the Europe Cluster. Ahmed joined Vodafone in 1999 and has held a variety of roles including Customer Care Director and Consumer Business Unit Director and has also previously been the Group Management Director for Vodafone's Africa, Middle East and Asia-Pacific region and has held a number of senior roles within Vodafone's Group Commercial functions.

Aldo Bisio

Chief Commercial Officer and CEO Vodafone Italy

Aldo was appointed Group Chief Commercial Officer in January 2023. He was appointed Chief Executive Officer of Vodafone Italia in January 2014 and joined the Executive Committee in October 2015. Aldo is responsible to drive Group's commercial and brand strategy through CX Excellence and the delivery of new digital services for the consumer segment. As CEO of Italy he is fully accountable to steer local commercial strategy and drive operational excellence. Prior to joining Vodafone, Aldo held the position of Group Managing Director of Ariston Thermo Group from 2008 and he was then named Group Chief Executive Officer in 2010. Being part of McKinsey & Co previously, he held different positions in strategic consultancy focusing on the telecommunications and media industries.

Shameel Joosub

CEO Vodacom Group

Shameel joined Vodafone in 1994 and currently serves as Chief Executive Officer at Vodacom Group Limited, a position he has held since 2012. He has extensive telco experience having operated at a senior level in various companies across the group for the last 22 years, including Managing Director at Vodacom South Africa and Chief Executive Officer at Vodafone Spain. Shameel holds board positions at Vodacom Group Ltd, Safaricom Plc and Vodafone Egypt Telecommunications S.A.E. He also sits on the board of Business Leadership South Africa. He was appointed to the Executive Committee in April 2020, and is responsible for the overall strategic direction and performance of all its African operations, comprising eight markets.

Governance (continued)

Division of responsibilities

Chair

Jean-François van Boxmeer

- Leads the Board, sets each meeting agenda and ensures the Board receives accurate, timely and clear information in order to monitor, challenge, guide and take sound decisions;
- Promotes a culture of open debate between Executive and Non-Executive Directors and holds meetings with the Non-Executive Directors, without the Executive Directors present;
- Regularly meets with the Group Chief Executive and other senior management to stay informed;
- Ensures effective communication with shareholders and other stakeholders;
- Promotes high standards of corporate governance and ensures Directors understand the views of the Company's shareholders and other key stakeholders, and the section 172 Companies Act 2006 duties;
- Promotes and safeguards the interests and reputation of the Company; and
- Represents the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public.

Senior Independent Director and Workforce Engagement Lead

Valerie Gooding, CBE

- Provides a sounding board for the Chair and acts as a trusted intermediary for the Directors as required;
- Meets with the Non-Executive Directors (without the Chair present) when necessary and at least once a year to appraise the Chair's performance and communicates the results to the Chair;
- Together with the Nominations and Governance Committee, leads an orderly succession process for the Chair; and
- Engages with the workforce in key regions where the Group operates, answers direct questions from workforce-elected representatives, and provides the Board with feedback on the content and outcome of those discussions.

Non-Executive Directors

- Monitor and challenge the performance of management;
- Assist in development, approval and review of strategy;
- Review Group financial information and provide advice to management;
- Engage with stakeholders and provide insight as to their views, including in relation to workforce and the culture of Vodafone; and
- As part of the Nominations and Governance Committee, review the succession plans for the Board and key members of senior management.

Company Secretary

Maaike de Bie

- Ensures the necessary information flows between the Board, Committees and between senior management and Non-Executive Directors in a timely manner;
- Supports the Chair in ensuring the Board functions efficiently and effectively, and assists the Chair with organising Director induction and training programmes;
- Provides advice and keeps the Board updated on all corporate governance developments; and
- Is a member of the Executive Committee.

Group Chief Executive

Margherita Della Valle

- Provides leadership of the Company, including representing the Company to customers, suppliers, governments, shareholders, financial institutions, employees, the media, the community and the public and enhances the Group's reputation;
- Leads the Executive Directors and senior management team in running the Group's business, including chairing the Executive Committee;
- Develops and implements Group objectives and strategy having regard to shareholders and other stakeholders;
- Recommends remuneration, terms of employment and succession planning for the senior executive team;
- Manages the Group's risk profile and ensures appropriate internal controls are in place;
- Ensures compliance with legal, regulatory, corporate governance, social, ethical and environmental requirements and best practice; and
- Ensures there are effective processes for engaging with, communicating with, and listening to, employees and others working for the Company.

Chief Financial Officer

Margherita Della Valle

- Supports the Chief Executive in developing and implementing the Group strategy;
- Leads the global finance function and develops key finance talent;
- Ensures effective financial reporting, processes and controls are in place;
- Recommends the annual budget and long-term strategic and financial plan;
- Oversees Vodafone's relationships with the investment community;
- Oversees shared services organisation (_VOIS); and
- Leads on supply chain management, including the Vodafone Procurement Company.

Click to read more about the Board's role and responsibilities, matters reserved and the terms of reference for each Board Committee: **vodafone.com/board**

Read more about our Board Committees, together with details of their activities, on pages 74-109

Board activities and principal decisions

Our Board is responsible for the overall leadership of the Group and throughout the year, Board activities and discussion have continued to focus on the Company's strategic priorities. The Board oversees the Company's strategic direction and supports the executive management with its delivery of the strategy within a transparent governance framework. Alongside the strategic priorities, the Board has considered topics including executive succession, the business plan, financial performance, digital and technology, and governance. Further detail on these topics is set out below.

Key stakeholders are considered in the decision-making process in accordance with section 172 of the Companies Act 2006.

Read more about Vodafone's key stakeholders and how the Board has engaged with them during the year on pages 10-12

Customers

Information in relation to the evolving needs of customers is regularly provided to the Board by the Executive Committee members and senior managers.

Cost of living crisis

The Board discussed pricing trends in Europe and considered the Company's cost of living initiative. The initiative consisted of three elements: social or low cost tariffs in all markets; extra measures to ensure consumers and small businesses were supported; and leveraging technology and digital services to help customers reduce their energy usage.

Customer experience

In March 2023, the Board received a detailed analysis of customer satisfaction and experience in markets across the Group. Updates were provided on new tools to generate more actionable insights and the implementation of more impactful processes to improve customer experience. Noting the current pain points, the Board considered the planned actions for each market during the course of the next financial year.

Vodafone Germany

The Board received regular updates on customer trends in Germany throughout the year. The Board considered the performance of the network, the impact of shop closures, changes in regulation and the difficulties experienced with the rollout of a new IT system. Focus was also given to improving customer service.

Digital and technology

New technology operating model

The Board received an update following the transition to a new technology operating model. The technology organisation changed from one per country to a common European organisation based on scaled domains and sub domains. The main aim of the model was to enable faster decision-making. Not only have significant cost savings been achieved, but operational performance has improved following the implementation. The employee Technology Spirit survey results had also improved during the transition following improvements to career development and the reputation of Vodafone as an employer of technologists.

The Board considered the positive impact, along with improvements to innovation and customer experience.

Digital and IT strategy

The Board was kept updated on the progress of One Technology following its formation 18 months ago. As at September 2022, Vodafone led in 13 out of 15 categories of Gartner's IT functionality index and a key aim of the project was to move away from big IT transformation projects and focus on investing in engineering, insourcing and modernisation. The Chief Information Officers and Chief Technology Officers in each local market were made members of their company's executive team and many were given additional domain roles across the Group.

Business plan and financial performance

Business plan

In the year, the Board discussed and approved the business plan.

Financial performance

The Board received regular updates on the financial performance of the Group. This year the Board reviewed the Group trading performance and financial forecast against the backdrop of rising energy prices, increased wage costs due to inflation, and the effect of the war in Ukraine. The Board also considered the Group's debt position and agreed to reduce its debt in the long term. In March 2023, the Board received and approved the budget and long range plan.

Dividend

The decision to approve the dividend was supported by a robust assessment of the position, performance and viability of the business carried out by management. The Board was mindful that the Directors had continued to adopt the going concern basis in preparing the annual report and accounts and was also cognisant of available reserves to support the payment of the dividend.

On 15 November 2022, we announced an interim dividend of 4.50 eurocents per share which was paid on 3 February 2023. We have recommended a final dividend of 4.50 eurocents per share to be paid on 4 August 2023. This was consistent with dividends declared during FY22 and the expectations of our shareholders.

Investor relations

The Board received regular updates on market share information and was kept updated on the results of an investor perception study. Annual roadshow feedback was also provided during the year.

Read more about how the Board engaged with investors during the year on page 12

Strategy and business developments

Strategy remained a key focus throughout the year. In addition to the usual meetings, the Board attended a strategy offsite session in South Africa. The deep-dive session focused on reviewing the Company's portfolio and agreeing key priorities for the Company.

UK

On 3 October 2022, we confirmed that discussions were taking place with CK Hutchinson Holdings in relation to a possible combination of Vodafone UK and Three UK. The potential transaction is expected to bring benefits to customers through competitively priced access to a reliable, high-quality and secure 5G network throughout the UK.

Vodafone Hungary

This year the Board discussed the proposed sale of Vodafone Hungary and on 31 January 2023, we announced that Vodafone Group Plc had completed the sale of Vodafone Hungary to 4iG Public Limited Company and Corvinus Zrt. Proceeds from the sale were used for deleveraging.

Vodafone Egypt

The Board considered the growth plans for the Group and on 13 December 2022 we announced that Vodafone Group Plc had completed the transfer of its 55% shareholding in Vodafone Egypt to Vodacom (its African subsidiary). This transfer simplifies the management of Vodafone's African assets, along with the Group's structure, and supports Vodacom and Vodafone Egypt for future growth.

Governance (continued)

Vodafone Ghana

The sale of Vodafone Group Plc's 70% shareholding in Ghana Telecommunications Company Limited (GTCL) to Telecel Group was announced on 21 February 2023. Throughout the year, the Board was kept informed on regulatory discussions. The sale is a further step in simplifying the Group's African portfolio. The transaction received regulatory approval and agreement from the Government of Ghana in February 2023, which will retain its 30% minority shareholding in GTCL.

Vantage Towers

Throughout the year, the Board received regular updates on the proposal to sell a stake in Vantage Towers in order to optimise capital and structure and generate upfront cash proceeds to support the Group's deleveraging strategic priority. In November 2022, we announced that the Board had taken the decision to enter a co-control partnership with Global Infrastructure Partners and KKR for Vantage Towers. The partnership is with long-term investors with significant expertise in digital infrastructure and is expected to accelerate Vantage Tower's growth and value creation, whilst retaining co-control over a strategically important asset.

Key steps to date

- May 2022: the Board discussed options for the proposed Vantage Towers transaction;
- July 2022: the Board considered the benefits and challenges of co-control and the benefits of having an investor in Vantage Towers that had expertise in tower management;
- September 2022: the Board received an update on potential investors; and
- November 2022: the Board received an update on the proposed transaction and the respective bids. The Board provided constructive feedback and questioned the advisers on detailed aspects of the bids.

Section 172 considerations

In accordance with section 172 of the Companies Act, the Board, with the support of an external legal adviser, conducted a deep-dive analysis to consider stakeholder interests and whether the Vantage Towers transaction (and which of the proposed counterparts) was in the best interests of the Company's members as a whole.

The following factors were taken into consideration by the Board in its analysis and decision-making:

- the respective valuations;
- the terms proposed by each bid;
- agreement changes;
- funding and structure;
- protection for risks in relation to minority shareholders;
- regulatory, legal and governance considerations; and
- the proceeds to the Company.

The Board also discussed market perception and the need for effective communication with investors.

Following deliberation, the Board concluded that the proposed transaction was in the best interests of the Company.

Risk

During the year, the Board completed a review of the Company's risk appetite, principal and emerging risks and how they are managed.

Read more about our system of internal controls and risk management on page 81

Our people

The Board considered the results of the employee 'Spirit Beat' survey in November 2022. Feedback was positive, however the cost of living crisis was highlighted as an ongoing concern.

Read more about Spirit Beat on page 13

Modern slavery

The Board monitors our compliance with the requirements of the UK Modern Slavery Act 2015 and approved our Modern Slavery Statement in May 2023.

Inclusion and diversity

The Board received an update on the programme to embed inclusion to support the expansion of key diversity areas, including gender, LGBT+, race, ethnicity, and cultural heritage ('REACH') and disability.

Read more about inclusion on pages 30-34

The Board Diversity Policy is reviewed on an annual basis. The Board received an update on the diversity disclosure requirements from the Financial Conduct Authority and NASDAQ.

Read more about our Board Diversity Policy on page 75

Other

The Board has also spent time this year considering the following matters:

- **Health and safety:** the Board received an update on upholding a culture of prevention and the steps being taken to refresh health and safety awareness following COVID-19.
- **Earthquakes in Turkey and the surrounding region:** the response from Vodafone Turkey was commended. Focus was on ensuring network continuity, including providing generators to the region to help with power cuts, mobilising network engineers and provisioning mobile base stations to restore connectivity. Free minutes, data and texts/SMS to people in the impacted areas were also rolled out. Vodafone Turkey's search and rescue team also supported the emergency response efforts. Vodafone continues to support our colleagues and their families who have been affected by the disaster.

Read more about our response to the earthquakes in Turkey and the surrounding region on page 28

- **Brand and reputation of the Group:** the Board received updates on Vodafone's reputation as measured by RepTrak. The Company's reputation has continued to improve across multiple markets and stakeholders and is now ahead of the sector average. Stakeholder awareness of the Company's ESG commitments and initiatives was also considered.
- **Internal controls and assessment of the viability statement:** the Board receives at least an annual update from the Audit and Risk Committee following its review of the effectiveness of the Group's system of internal controls, including risk management. Following recommendation from the Audit and Risk Committee, the Board approved the internal controls and viability statement disclosures for the Annual Report.

The Board will continue to focus on the strategic priorities for the year and the appointment and onboarding of a permanent Chief Financial Officer.

CEO Succession

On 27 April 2023, the Company announced the appointment of Margherita Della Valle as Group Chief Executive, following a rigorous internal and external search. In accordance with its Terms of Reference, the Nominations and Governance Committee led on the succession process and received regular updates.

Read more about CEO succession in the Nominations and Governance Committee report on page 74

Board effectiveness and improving our performance

The Board recognises that it needs to continually monitor and improve its performance. Our annual performance evaluation provides the opportunity for the Board and its Committees to consider and reflect on the effectiveness of its activities, the quality of its decision-making, and the collective contribution made by each Board member.

Process undertaken for our Board evaluation

In accordance with the 2018 UK Corporate Governance Code recommendations and following two consecutive years of externally facilitated Board evaluations, the 2023 Board evaluation was conducted internally.

Evaluation process

The internal evaluation was led by the Chair and supported by the Group General Counsel and Company Secretary. The structure of the evaluation was agreed and the objectives of the review were to provide an assessment of Vodafone Group's Board effectiveness and governance, including the effectiveness of its Committees.

A tailored Board questionnaire was compiled to gather and distil feedback on topics including composition, diversity and how effectively members worked together to achieve objectives. The Directors' responses were collated and a paper summarising the findings was presented to the Nominations and Governance Committee and the Board at the March 2023 meetings.

Evaluation findings

The Board discussed the findings from the evaluation and was encouraged by the strengths identified. In particular, the Board agreed that:

- there has been effective leadership throughout the year and the Chair continued to actively encourage input from all Board members, facilitating open discussion and constructive challenge;
- the conduct of the meetings and the materials provided supported the Board in discharging its responsibilities and ensuring that meetings ran effectively and efficiently; and
- following the appointment of new Non-Executive Directors, good progress has been made in increasing sector experience and skills on the Board, which in turn has supported strategic discussion and decision-making.

The Board also identified areas in which it could improve. Particular areas of focus for the coming year include:

- Leadership: succession planning, including securing and on-boarding an outstanding Chief Financial Officer;
- Operational Performance: prioritising time spent on the key strategic pillars of customer satisfaction, simplification and growth; and
- Technology: increasing the Board's focus on technology strategy and capital allocation.

The composition, performance and effectiveness of each of the Board Committees was also evaluated and the Committee members agreed that each Committee was functioning effectively.

Progress against actions identified following the 2022 external evaluation

Action	Progress made
Refresh the composition of the Board to bring on more Directors with technology and/or telecommunications sector experience.	Four new Non-Executive Directors have been appointed to the Board in FY23, each bringing extensive technology and telecommunications experience.
Devote more time to strategy sessions to enhance free-flowing discussions and allow for additional topics to be discussed where required.	The Board held several strategic deep-dive sessions during the year to enhance discussions.
Topics requiring additional deep-dives could be bolstered by using smaller groups of the Board with specific expertise in the matter.	A Board sub-committee has been set up to consider merger and acquisition transactions.

Governance (continued)

Nominations and Governance Committee

The Nominations and Governance Committee (the 'Committee') continues to monitor the composition, structure and size of the Board and its Committees to ensure that there is an appropriate balance of skills, knowledge, experience, and diversity so that responsibilities can be discharged effectively. The Committee oversees all matters relating to corporate governance and succession planning and makes recommendations to the Board as appropriate.

Chair
Jean-François van Boxmeer

Members
Sir Crispin Davis
Valerie Gooding
Michel Demaré
Stephen A. Carter CBE (appointed as a member on 8 November 2022)

Following the announcement on 10 May 2023, Sir Crispin Davis and Valerie Gooding will be stepping down as members of the Committee with effect from the conclusion of the 2023 AGM. David Nish will join the Committee with effect from the same date.

The Committee is comprised solely of independent Non-Executive Directors. The Committee had four scheduled meetings during the year and additional ad hoc meetings as required. The attendance at Committee meetings can be found on page 60.

Letter from Committee Chair

On behalf of the Board, I am pleased to present the Nominations and Governance Committee Report for the year ended 31 March 2023.

Board composition and succession planning

The main areas of focus for the Committee this year have been Board and Executive Committee composition and succession planning, with a continued focus on the appointment of Non-Executive Directors with telecommunications, technology, and e-commerce expertise, as well as the process to identify a permanent Group Chief Executive.

The Committee monitors the length of tenure and the skills of the Non-Executive Directors to assist with succession planning. We reported last year that there were several upcoming scheduled retirements from the Board and on 10 May 2023 we announced that Sir Crispin Davis, Dame Clara Furse and Valerie Gooding would not be seeking re-election at the 2023 AGM.

In anticipation of these scheduled departures, the Committee focused on finding suitable Non-Executive Director successors to further enhance the Board's experience and capabilities in the telecommunications and technology sectors. MWM Consulting, an independent external search firm, was appointed to support this process. Following shareholder approval at the Annual General Meeting on 26 July 2022, Stephen Carter, Delphine Ernotte Cunci and Simon Segars were appointed as Non-Executive Directors, each bringing a broad range of experience and expertise to the Board. In November 2022, we also announced the appointment of Christine Ramon who joined the Board as a Non-Executive Director on 14 November 2022. Christine brings extensive financial and strategic experience, along with telecommunications expertise. She also has comprehensive African market experience that will support the strategic aims of the Group and I am delighted to welcome her to Vodafone's Board.

In light of these Board changes and having reviewed the composition of the Board Committees, we announced that with effect from 8 November 2022, Stephen Carter became a member of the Nominations and Governance Committee, Delphine Ernotte Cunci a member of the Remuneration Committee and Simon Segars a member of the ESG Committee. Christine Ramon was appointed a member of the Audit and Risk Committee with effect from 28 March 2023.

Click or scan to watch our new Non-Executive Directors explain their role:
investors.vodafone.com/videos

The Committee has also considered the succession plans for the roles of Senior Independent Director, Workforce Engagement Lead and Chair of the Remuneration Committee in line with the expected retirement of Valerie Gooding this year, following nine years' service to the Board. With effect from the conclusion of the 2023 AGM, David Nish will be appointed as Senior Independent Director, Delphine Ernotte Cunci and Christine Ramon will be appointed Workforce Engagement Leads, and Amparo Moraleda will be appointed Chair of the Remuneration Committee.

The Committee is confident that the Board currently has the necessary mix of skills and experience to contribute to the Company's strategic objectives.

Read more about the details of the length of tenure of each Director and a summary of the skills and experience of the Non-Executive Directors on pages 60 and 65-67

Appointment process for Non-Executive Directors

To begin the appointment process, the Company engages with an external search consultancy which it provides with a search specification. The consultancy then proposes a list of individuals with a diverse range of backgrounds and characteristics. Capturing the clear benefits of diversity of background and opinion, and identifying candidates with the requisite experience and capabilities, is at the forefront of this search. The shortlisted candidates are interviewed by the Committee members and they meet with the Group Chief Executive. A recommendation is made to the Board on the chosen candidate. Once a candidate is selected, appointment terms are drafted and agreed with the selected candidate.

Executive Committee changes, succession planning and talent pipeline

The Committee receives regular updates on succession planning and changes to the membership of the Executive Committee. This year, the Committee has discussed succession plans for executives below Board level.

Following Nick Read stepping down from his role as Group Chief Executive in December 2022, Margherita Della Valle was appointed as Group Chief Executive on an interim basis with effect from 1 January 2023, whilst continuing her role as Group Chief Financial Officer. We are grateful to Nick Read for his significant commitment and contribution to Vodafone during his career. The Board announced on 27 April 2023, following a rigorous internal and external search, that Margherita was appointed as the permanent Group Chief Executive. She will also continue as Group Chief Financial Officer until an external search for a new Group Chief Financial Officer is complete.

During the year the Committee discussed succession planning for a new Group Chief Technology Officer and Group General Counsel and Company Secretary following the respective retirements of Johan Wibergh on 31 December 2022 and Rosemary Martin on 1 March 2023. Both individuals also stepped down from the Executive Committee on their respective retirement dates.

Following the recruitment process, we were pleased to announce the appointment of Maaike de Bie as Group General Counsel and Company Secretary with effect from 1 March 2023. Maaike also joined the Executive Committee with effect from the same date. With almost 30 years of experience, Maaike is an experienced international lawyer and is dual qualified in both the US and UK. She has held numerous senior roles in a variety of sectors, including at EY LLP, General Electric and the European Bank for Reconstruction and Development LLP. Maaike has also previously served as General Counsel and Company Secretary of easyJet plc and Royal Mail plc.

The Committee continues to develop a deeper understanding of executive talent requirements and the capabilities required for the future. We were delighted to announce the appointment of Scott Petty as Group Chief Technology Officer on 1 January 2023, who joined Vodafone in 2009. Alberto Ripepi was appointed as Group Chief Network Officer on 1 January 2023 having joined in 2001 and both Scott and Alberto co-lead Vodafone Technology and joined the Group Executive Committee with effect from the same date.

We also announced that Alex Froment-Curtil stepped down as Group Chief Commercial Officer and Executive Committee member with effect from 31 December 2022. Aldo Bisio was appointed as Chief Commercial Officer on 12 January 2023 in addition to his role as CEO Vodafone Italy. Vodafone Spain joined the Europe Cluster with effect from 12 January 2023 reporting to Europe Cluster CEO, Serpil Timuray. Colman Deegan stepped down as CEO of Vodafone Spain with effect from 31 March 2023.

Governance

The Committee continues to review action taken to comply with the Code and other legal and regulatory obligations during the year. The Committee receives regular governance updates and is satisfied that Vodafone has complied with the Code in full during the year.

Independence

In accordance with the Code, the independence of all the Non-Executive Directors was considered by the Committee. At the date of publication, Valerie Gooding has served more than nine years as a director; however, she will remain on the Board until the conclusion of the 2023 AGM in order to allow for a gradual and smooth transition period of the Senior Independent Director, Workforce Engagement Leads and Remuneration Committee Chair roles. Following evaluation, all Non-Executive Directors are considered independent, and they continue to make independent contributions and effectively challenge management.

All Non-Executive Directors have submitted themselves for election or re-election, as applicable, at the 2023 AGM, other than Sir Crispin Davis, Dame Clara Furse and Valerie Gooding who will retire from the Board at the conclusion of the 2023 AGM as announced on 10 May 2023.

The Executive Directors' service contracts and Non-Executive Directors' appointment letters are available for inspection at our registered office and at the 2023 Annual General Meeting.

Conflicts of interest

The Companies Act 2006 provides that directors have a duty to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company.

Our Directors must report any changes to their commitments to the Board, immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, where appropriate, authorised by the Board in accordance with the Company's Articles of Association. A register of authorised conflicts is also reviewed periodically.

The Committee and the Board are satisfied that the external commitments of the Directors do not conflict with their duties and commitments as Directors of the Company. The Committee is comfortable that it has adequate measures in place to manage and mitigate any actual or potential conflicts of interests that may arise in the future.

Time commitment

In accordance with the Code, the Committee actively reviews the time commitments of the Board. All Directors are engaged in providing their external commitments to establish that they have sufficient time to meet their Board responsibilities. The Committee is satisfied that the Board does meet this requirement and all Directors provide constructive challenge, strategic guidance and hold management to account.

Board evaluation

In accordance with the Code, Vodafone conducts an annual evaluation of Board and Board Committee performance, which every Director engages in, and which is facilitated by an independent third party at least once every three years. This year, an internal evaluation of the performance of the Board and Committees took place led by the Chair, with support from the Group General Counsel and Company Secretary.

Read more about the outcome of this review on page 73

Roles and responsibilities

The terms of reference for the Nominations and Governance Committee set out the role and responsibilities of the Committee in further detail and were reviewed in March 2023.

Click to read the Committee's terms of reference: **vodafone.com/board-committees**

Diversity

The Board Diversity Policy reinforces the ongoing commitment of the Board to supporting diversity and inclusion in the boardroom in all its forms including age, gender ethnicity, sexual orientation, disability and socio-economic background. The Committee acknowledges the significant role diversity and inclusion has on the effective functioning of the Board and its Committees and believes a diverse board brings a broader perspective, which enables it to be better equipped to understand the views of our stakeholders as well as our shareholders in the decision-making process.

The Committee reviews the Board Diversity Policy annually to ensure the objectives remain appropriate and sufficiently stretching. We also continue to monitor requirements as set by the Financial Conduct Authority, FTSE Women Leaders Review, NASDAQ listing rules and the Parker Review in terms of gender and ethnic diversity. Vodafone acknowledges that these targets are not just an end goal, but rather steps towards a drive for further progress.

Whilst the Board Diversity Policy specifically focuses on diversity at Board and Committee level, commitment to diversity at Vodafone extends beyond the Board to the Executive Committee, talent pipeline and global workforce. The Board supports management in their efforts to build a diverse organisation throughout the Group. As at 31 March 2023, our Executive Committee has four positions held by women (33%) and 25% of the Executive Committee identifies as ethnically diverse. In the Senior Leadership Team, 49 roles are held by women (33%) and 18% of the Senior Leadership Team identify as ethnically diverse.

Read more on Senior Leadership Team diversity on page 34

Read more about our workforce inclusion programmes on pages 30-34

Governance (continued)

Diversity targets – progress update

Target	Progress
The Board aspires to meet and ultimately exceed the target for at least 40% of Board positions to be held by women.	We are pleased to report that as at 31 March 2023, 54% of our Board identified as women.
That at least one of the positions of Chair, CEO, CFO or Senior Independent Director is held by a woman.	As at 31 March 2023 our Senior Independent Director, Chief Executive and Chief Financial Officer positions are held by women.[1]
That at least one member of the Board is from a minority ethnic background.	As at 31 March 2023, we currently have one Board member from a minority background, and we continually aspire to increase diverse representation on our Board.

Note:

1. The positions of Chief Executive and Chief Financial Officer are held by Margherita Della Valle.

Board and executive management diversity

Prepared in accordance with UK Listing Rule 9.8.6R(10) as at 31 March 2023

Gender identity or sex[1]

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)[2]	Number in executive management	Percentage of executive management
Men	6	46%	1	8	67%
Women	7	54%	3	4	33%
Other categories	0	0%	0	0	0%
Not specified/prefer not to say	0	0%	0	0	0%

Ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)[2]	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	12	92%	4	9	75%
Mixed/Multiple Ethnic Groups	0	0%	0	0	0%
Asian/Asian British	1	8%	0	2	17%
Black/African/Caribbean/Black British	0	0%	0	0	0%
Other ethnic group, including Arab	0	0%	0	1	8%
Not specific/prefer not to say	0	0%	0	0	0%

Notes:

1. The data reported is on the basis of gender identity.
2. The positions of Chief Executive and Chief Financial Officer are held by Margherita Della Valle.

Board diversity matrix

This has been prepared in accordance with the guidance issued by NASDAQ. More information can be found here: listingcenter.nasdaq.com

As of 31 March 2023	
Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	13

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	7	6	0	0

Part II: Demographic Background

Under-represented individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	1

The data contained in the tables on this page was collected as part of the annual declaration process, whereby the Board and the Executive Committee received declaration forms for self-completion. The declaration forms included, for all individuals whose data is being reported, the same questions relating to ethnicity, gender, sexual orientation and disabilities. The data is used for statistical reporting purposes and is provided with consent. The data in the above tables is as at 31 March 2023 and there have been no changes in the period between then and the date of this report.

Whilst we commit to diversity and inclusion in all its forms, all appointments are made on merit and objective criteria to ensure the appropriate mix of skills and experience on the Board, valuing the unique contribution that an individual will bring.

Key areas of focus for 2023/24

- Board and Committee composition, tenure and succession;
- Senior leadership succession and onboarding; and
- Continued onboarding of our recent Non-Executive Directors.

Jean-François van Boxmeer

On behalf of the Nominations and Governance Committee

16 May 2023

Audit and Risk Committee

The Committee oversees the governance of the Group's financial reporting, the external audit process, risk management, internal control and related assurance processes. During the year, the Committee completed a series of deep dive reviews of principal key risks and additional reviews, with an ongoing focus on technology matters, particularly cyber threats and resilience.

Chair and financial expert
David Nish

Members
Michel Demaré
Deborah Kerr
Amparo Moraleda
Christine Ramon (appointed as a member on 28 March 2023)

Key responsibilities

The responsibilities of the Committee are to:

- Monitor the integrity of the financial statements, including the review of significant financial reporting judgements;
- Monitor the Group's risk management system, review of the principal risks and the management of those risks;
- Provide advice to the Board on whether the Annual Report is fair, balanced and understandable and on the appropriateness of the long-term viability statement;
- Review and monitor the external auditor's independence and objectivity and the effectiveness of the external audit;
- Review the system of internal financial control and compliance with section 404 of the US Sarbanes-Oxley Act;
- Review and provide advice to the Board on the approval of the Group's US Annual Report on Form 20-F; and
- Monitor the activities and review the effectiveness of the Internal Audit function.

Click to read the Committee's terms of reference: **vodafone.com/board-committees**

Letter from the Committee Chair

I am pleased to present our report as Chair of the Audit and Risk Committee. This report provides an overview of how the Committee operates, an insight into the Committee's activities during the year and its role in ensuring the integrity of the Group's published financial information and the effectiveness of its risk management, controls and related processes.

The Committee met five times during the year, which included a joint meeting with the ESG Committee. Amparo Moraleda will step-down from the Committee with effect from the conclusion of the 2023 AGM. The attendance by members at Committee meetings can be seen on page 60. Each meeting agenda included a range of topics across the Committee's areas of responsibility.

- External cyber threats continue to be a Group principal risk and the Group invests considerable resources in the technology teams working to prevent, identify and manage attempted cyber attacks. During the year, the Committee regularly met with the Chief Technology Officer and Cyber Security, Technology Assurance and Strategy Director to review and challenge the cyber security strategy and also undertook a deep dive review of this principal risk.

Read more about cyber security on pages 42 to 43

- We performed deep dive reviews on several other principal risks, including technology resilience and future readiness with the Chief Technology Officer and Chief Network Officer, as well as threats from emerging technology and disruptive business models with the CEO of Vodafone Business and the Group Strategy Director. In addition, the Committee undertook a number of reviews of M-Pesa with a focus on risk management, the control environment, regulatory compliance and assurance activities;
- We completed a series of reviews across multiple business units, typically with a focus on the risk and control environment. This was performed with the CEO and CFO of the Other Europe markets cluster, the CEO of Vantage Towers, the CEOs of Vodafone Germany, Vodafone Spain and Vodacom Group; and
- At the September 2022 and March 2023 meetings, we considered the anticipated financial reporting matters impacting the half-year and year-end reporting. We also reviewed the half-year results announcement at our November meeting and the Annual Report and accompanying materials at our May meeting, prior to the Group's results release. Our work included reviews of goodwill impairment testing, taxation judgements, legal contingencies and the Company's work on going concern and the long-term viability statement.

The Committee recognises the importance of Environmental, Social and Governance ('ESG') topics and the requirement for disclosures in accordance with the Task Force on Climate-Related Financial Disclosures ('TCFD') framework. We modified our terms of reference during the year to enhance the Committee's oversight in these areas by having a joint meeting with the ESG Committee. During our joint meeting in May 2023, we challenged the disclosures included in this Annual Report and also the Group's ESG Addendum which is available on our website.

Our external auditor, Ernst & Young ('EY'), provides robust challenge to management and its independent view to the Committee on specific financial reporting judgements and the control environment.

David Nish
On behalf of the Audit and Risk Committee

16 May 2023

Objective

The objective of the Committee is the provision of effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of both the Internal Audit function and the external auditor and oversight of the Group's systems of internal control, business risks and related compliance activities.

Click or scan to watch the Chair of the Audit and Risk Committee explain his role: **investors.vodafone.com/videos**

Committee governance

Committee meetings normally take place the day before Board meetings. The Committee Chair reports to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance. The Board has access to the Committee's papers and receives copies of the Committee minutes. The Committee regularly meets separately with the external auditor, the Group Chief Executive and Group Chief Financial Officer, the Group Audit Director and the Group Head of Risk without others being present. The Chair also meets regularly with the external lead audit partner during the year, outside of the formal Committee process.

The Chair is designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the 2018 UK Corporate Governance Code ('Code'). The Committee continues to have competence relevant to the sector in which the Group operates.

Read more about the skills and experience of Committee members on pages 65 to 67

Risk deep dive reviews

The Committee performed a series of deep dives with management as part of the meeting agendas. These reviews are summarised below, together with the Group's principal risk to which the review relates.

Principal risk	Area of focus
Adverse changes in macroeconomic conditions	**Business resilience and crisis management** The Committee met with the Chief External and Corporate Affairs Officer and the Global Corporate Security and Resilience Director to perform a deep dive on business resilience and crisis management planning. The Committee reviewed the Group's crisis management plans and preparedness for responding to multiple concurrent crises.
Adverse changes in macroeconomic conditions	**Financing** The Committee met with the Group Treasury Director to perform an in-depth review of funding needs and related financing activities. This included the potential impact of adverse changes in the macro-economic and market conditions on financing plans over the short to medium term and, more broadly, how funding and financing risk is being managed.
Disintermediation	**New technologies** The Committee met with the CEO of Vodafone Business and the Group Strategy Director to review and challenge the Group's activities and strategies to mitigate the potential risks from new industry challengers and technologies.
Cyber threat	**Cyber security strategy** The Committee met twice with the Chief Technology Officer and the Cyber Security, Technology Assurance and Strategy Director to review the Group's cyber security strategy, the cyber control framework and related compliance and assurance activities. The deep dives included consideration of the threat landscape and the performance of the Group's businesses in meeting the required compliance standards.
Adverse political and policy environment	**Regulatory affairs** The Committee met with the Chief External and Corporate Affairs Officer to deep dive on the political and regulatory developments impacting the industry. This included geo-political risks and the actions underway to respond to these risks.
Strategic transformation	**Business reviews** The Committee met with a range of markets and business units, with a focus on the operational landscape, local risk assessments and related activity, the control environment and progress against any findings from Internal Audit activities. This included: – Germany market review with the market CEO and CFO; – Spain market review with the market CEO and CFO; – Review of the Europe Cluster markets with the Europe Cluster CEO and CFO; – Business review of Vodacom with the Vodacom Group CEO and CFO; – Business review of Vantage Towers with the Vantage Towers CEO and CFO; and – Entity review of Vodafone Roaming Services with the Director of Roaming Services.
Technology resilience and future readiness	**Technology risk** The Committee met with the Chief Technology Officer and the Chief Network Officer to consider potential points of technology failure and the impact this could have on operational activities. Related business continuity plans were assessed and challenged.
Technology resilience and future readiness	**Resilience and readiness** The Committee met with the Chief Technology Officer and the Chief Network Officer to deep dive on the activities to maintain a robust, stable and resilient technology estate and on the transformation programmes in place to modernise aspects of our technology estate to ensure future readiness.
Technology resilience and future readiness	**IT control assurance** The Committee met with the Chief Technology Officer and IT Director to review and challenge the opportunities to increase the standardisation of IT controls and leverage automation across the Vodafone footprint.

Financial reporting

The Committee's primary responsibility in relation to the Group's financial reporting is to review, with management and the external auditor, the appropriateness of the half-year and annual consolidated financial statements. The Committee focuses on:

- The quality and acceptability of accounting policies and practices;
- Providing advice to the Board on the form and basis underlying the long-term viability statement;
- Material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor;
- An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and understandable and whether our US Annual Report on Form 20-F complies with relevant US regulations;
- The clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; and
- Any correspondence from regulators in relation to our financial reporting.

Accounting policies and practices

The Committee received reports from management in relation to:

- The identification of critical accounting judgements and key sources of estimation uncertainty, including the impact of climate change on the consolidated financial statements;
- Significant accounting policies; and
- Proposed disclosures of these in this Annual Report.

Following discussions with management and the external auditor, the Committee approved the disclosures of the accounting policies and practices set out in note 1 'Basis of preparation' and within other notes to the consolidated financial statements.

Fair, balanced and understandable

The Committee assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy. This assessment is supported by the Group's Disclosure Committee which is chaired by the Group General Counsel and Company Secretary who briefs the Committee on the Disclosure Committee's work and findings.

The Committee reviewed the processes and controls that underpin the Annual Report's preparation, ensuring that all contributors and senior management are fully aware of the requirements and their responsibilities. This included the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as well as considering the interests of other stakeholders which will have an impact on the Company's long-term success.

The Committee reviewed an early draft of the Annual Report to enable input and comment. The review is performed in conjunction with the ESG Committee which also reviews the TCFD and ESG-related disclosures. The Committee also reviewed the results announcement, supported by the work of the Group's Disclosure Committee, which reviews and assesses the appropriateness of investor communications.

This work enabled the Committee to provide positive assurance to the Board to assist it in making the statement required by the Code.

Significant financial reporting judgements

The areas considered and actions taken by the Committee in relation to the 2023 consolidated financial statements are outlined below and overleaf. For each area, the Committee was satisfied with the accounting and disclosures in the consolidated financial statements.

Area of focus	Actions taken
Portfolio changes The Group concluded several transactions during the second half of the financial year of which the most notable was the disposal of a controlling stake in Vantage Towers into a joint venture, the disposals of Vodafone Hungary and Vodafone Ghana and the transfer of the Group's shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited. The most significant disclosure and accounting judgements considered include: – The recognition and measurement of gains on the business disposals, including a partial deferral of the gain recognised from the sale of Vantage Towers due to the leaseback of tower space by the Group from Vantage Towers. See note 12 'Investments in associates and joint arrangements' and note 27 'Acquisitions and disposals' in the consolidated financial statements.	The Committee met with the Group Financial Controlling and Operations Director in March 2023 to review and challenge the accounting treatment and disclosures in the 2023 consolidated financial statements, including the sale and leaseback accounting resulting from the disposal of Vantage Towers.
India accounting matters The disclosure and accounting judgements in relation to: – The Group's conditional and capped obligations to make certain payments to Vodafone Idea Limited ('VIL') under a payment mechanism agreed at the time of the merger between Vodafone India and Idea Cellular in 2017; – The valuation of the security package provided by the Group to Indus Towers ('Indus') in respect of commitments of VIL to Indus and the Group's obligation to the Total Return Swap ('TRS') lenders; – The valuation of a mark-to-market derivative asset in relation to the TRS; – The decision to cease reporting the Group's investment in Indus as held for sale in the consolidated financial statements; and – The impairment of the Group's investment in Indus. See note 7 'Discontinued operations and assets held for sale' and note 29 'Contingent liabilities and legal proceedings' in the consolidated financial statements.	The Committee reviewed the appropriateness of the Group's accounting judgements in relation to potential liabilities under the payment mechanism agreed with VIL, considering VIL's ability to make any further material payments. The Committee also reviewed accounting judgements relating to Indus Towers, notably the terms of the remaining pledge contained in the security package, the reversal of the held for sale classification in the consolidated financial statements and the valuation of the TRS related derivative asset. These reviews occurred at the September 2022, November 2022, March 2023 and May 2023 Committee meetings.
Impairments Judgements in relation to impairment testing relate primarily to the assumptions underlying the calculation of the value in use of the Group's businesses, being the achievability of the long-term business plans and the macroeconomic and related valuation model assumptions. See note 4 'Impairment losses' in the consolidated financial statements.	The Committee met with the Group Head of Financial Planning & Analysis in November 2022 and May 2023 to discuss the impairment exercise undertaken and to challenge the appropriateness of assumptions made, including: – The consistent application of management's valuation methodology; – The achievability of the Group's five-year business plans; – The potential impacts of (i) rising energy costs, (ii) inflation and (iii) climate change on the Group's businesses and valuation assumptions; – The long-term growth assumed for the Group's businesses at the end of the plan period; and – The discount rates assumed in the valuation of the Group's businesses. During the year, the Group recorded no material impairments of asset carrying values.

Governance (continued)

Area of focus	Actions taken
Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources, including, but not limited to, competitors, regulators, customers, suppliers and, on occasion, fellow shareholders in Group subsidiaries. See note 16 'Provisions' and note 29 'Contingent liabilities and legal proceedings' in the consolidated financial statements.	The Committee met with the Director of Litigation in November 2022 and May 2023 in advance of the half-year and year-end reporting, respectively. The Committee reviewed and challenged management's assessment of the status of the most significant claims, together with relevant legal advice received by the Group, to form a view on the level of provisioning and appropriateness of disclosures in the consolidated financial statements.
Taxation The Group is subject to a range of tax claims and related legal actions in several jurisdictions where it operates. Furthermore, the Group has extensive accumulated tax losses, and a key management judgement is whether a deferred tax asset should be recognised in respect of those losses. See note 6 'Taxation' and note 29 'Contingent liabilities and legal proceedings' in the consolidated financial statements.	The Committee met with the Group Tax Director in November 2022 and May 2023 in advance of the half-year and year-end financial reporting, respectively. The Committee challenged the judgements underpinning tax provisioning, deferred tax assets and related disclosures.
Revenue recognition Revenue is a risk area given the inherent complexity of IFRS 15 accounting requirements and the underlying billing and related IT systems. See note 1 'Basis of preparation' in the consolidated financial statements.	The accounting policy for and related disclosure requirements of IFRS 15 that have been presented in the Annual Report were reviewed in March and May 2023. The Committee considered the scope of EY's planned revenue audit procedures, and their related audit findings and observations at its meetings in November 2022 and May 2023.
Hyperinflation accounting in Turkey Turkey has met the requirements to be designated as a hyperinflationary economy under IAS 29 'Financial Reporting in Hyperinflationary Economies'. The Group has therefore applied the requirements of IAS 29 for its Turkish operations with a Turkish lira functional currency. See note 1 'Basis of preparation' in the consolidated financial statements.	The Committee met with the Group Financial Controlling and Operations Director in November 2022, March 2023 and May 2023 to review and challenge the accounting treatment and disclosures in the half-year and year-end financial reporting, respectively.

Regulators and our financial reporting

The Financial Reporting Council ('FRC') publishes thematic reviews and other guidance to help companies improve the quality of corporate reporting through the provision of guidance and reviews of the quality of reporting across public companies. The Group routinely reviews FRC publications, the most relevant publications for the 2023 Annual Report being:

- Key matters for 2022/23 reports and accounts;
- Annual review of corporate reporting 2021/22;
- Thematic review of existing disclosure requirements for (i) discount rates, (ii) judgements and estimates, (iii) earnings per share, (iv) deferred tax assets, (v) accounting and reporting for business combinations and (vi) TCFD and climate-related disclosures;
- 'What makes a good Annual Report and Accounts' guidance;
- Updated guidance on Strategic Reports; and
- FRC Lab report on digital security risk disclosure.

The Group already complied with the majority of the recommendations and the 2023 Annual Report has been updated to adopt best practice where appropriate.

We also reviewed the draft standard for Audit Committees that was published by the FRC in the year. The final requirements will be reviewed once available although no significant impact is expected as we have assessed that the Committee follows the working practices outlined in the draft standard.

During the year, the Financial Conduct Authority ('FCA') finalised new mandatory disclosure requirements on diversity and inclusion. The Committee welcomes these new disclosure requirements which are included in this Annual Report.

We continue to track developments for the proposals in the 'Restoring Trust in Audit and Corporate Governance' paper issued by the Department for Business, Energy and Industrial Strategy ('BEIS'). This will ensure we are well placed to implement the changes, as required, in the years ahead.

During the year, the Group received a notification letter from the FRC that the Annual Report for the year ended 31 March 2022 had been included in their thematic review of company disclosures relating to deferred tax assets. In October 2022, we received confirmation that the FRC had no questions for the Group arising from the review.

In December 2021, Vantage Towers A.G. ('Vantage Towers') received an enquiry letter from BaFin, the German Federal Financial Supervisory Authority, containing questions and requests for further information in relation to the Vantage Towers Annual Report for the year ended 31 March 2022. To date, two written responses in January and March 2023 have been submitted to BaFin as part of the ongoing enquiry.

Internal control and risk management

The Committee has the primary responsibility for the oversight of the Group's system of internal control, including the risk management framework, the compliance framework, and the work of the Internal Audit function.

Internal Audit

The Internal Audit function provides independent and objective assurance over the design and operating effectiveness of the system of internal control, through a risk-based approach. The function reports into the Committee and, administratively, to the Chief Financial Officer. The function is composed of teams across Group functions and local markets. This enables access to specialist skills through centres of excellence and ensures local knowledge and experience. Cooperation with professional bodies and an information technology research firm has ensured access to additional specialist skills and an advanced knowledge base.

Internal Audit activities are based on a robust methodology and the internal quality assurance improvement programme ensures conformity with the International Professional Practices framework, which includes the IIA standards and code of ethics, and the continuous development of the audit methodology applied. The conformity is reviewed and verified through an external quality assessment by an independent consultancy firm every three years.

The Committee has a standing agenda item to cover Internal Audit related topics. Prior to the start of each financial year, the Committee reviews and approves the annual audit plan, assesses the adequacy of the budget and resources, and reviews the operational initiatives for the continuous improvement of the function's effectiveness. The audit plan is determined by taking into account Internal Audit's rolling review framework and the outputs of a data-driven risk assessment.

The Committee reviews progress against the approved audit plan and the results of Internal Audit activities, with a stronger focus on unsatisfactory audit results and cross-entity audits, which are audits that are performed across multiple markets with the same scope. Audit results are analysed by process and entity to highlight both changes in the control environment and areas that require attention.

During the year, Internal Audit coverage focused on principal risks, including cyber threat and strategic transformation. Relevant audit results are reported before the Committee's in-depth review with the risk owner, which allows the Committee to have an integrated view on the way the risk is managed.

Assurance was also provided across a broad range of areas, including: product development, customer base management, Vodafone Business sales opportunity governance, billing of Internet of Things services, compliance with the EU Electronic Communications Code, data management, data protection at third parties, asset verification and reconciliation, revenue and cost assurance controls, revenue accrual processes, lease accounting, active directory infrastructure security, Application Programming Interface security and M-Pesa operations. The activities performed by the shared service organisation also received ongoing focus due to their significance across many processes.

Management is responsible for ensuring that issues raised by Internal Audit are addressed within an agreed timetable, and the Committee reviews their timely completion.

The last independent review of the effectiveness of the Group's Internal Audit function was performed by Deloitte LLP in January 2022 and the results have been presented to the Committee. The review concluded that the Internal Audit function operated in accordance with the Global Institute of Internal Auditors' International Professional Practices Framework, is at the top of its peer group range and demonstrates areas of innovative practice.

The Internal Audit function continues to invest in several initiatives to improve its effectiveness, particularly in the adoption of new technologies. The innovative use of data analytics has provided broader and deeper audit testing and driven increased insights.

Assessment of the Group's system of internal control, including the risk management framework

The Group's risk assessment process and the way in which significant business risks are managed is an area of focus for the Committee. The Committee's activity here was led primarily, but not solely, by the Group's assessment of its principal and emerging risks and uncertainties. Cyber threats remain a major focus for the Committee given the continual threats in this area.

The Group has an internal control environment designed to protect the business from the material risks which have been identified. Management is responsible for establishing and maintaining adequate internal controls and the Committee has responsibility for ensuring the effectiveness of those controls.

The Committee reviewed the process by which Group management assessed the control environment, in accordance with the requirements of the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting published by the FRC. This activity was supported by reports from the Group Audit Director and the Group Head of Risk and a range of functional specialists.

As part of the Committee's recurring agenda items, the Group Security Director provided a fraud update, the scope of which would include incidents of fraud involving management or employees with a significant role in internal controls.

The Group operates a 'Speak Up' channel that enables employees to anonymously raise concerns about possible irregularities. The Committee received an update on the operation of the channel together with the output of any resulting investigations.

The Committee has completed its review of the effectiveness of the Group's system of internal control, including risk management, during the year and up to the date of this Annual Report. The review covered all material controls including financial, operating and compliance controls. The Committee confirms that the system of internal control operated effectively for the 2023 financial year. Where specific areas for improvement were identified, mitigating alternative controls and processes were in place. This allows us to provide positive assurance to the Board to help fulfil its obligations under the Code.

Compliance with section 404 of the US Sarbanes-Oxley Act

Oversight of the Group's compliance activities in relation to section 404 of the US Sarbanes-Oxley Act and policy compliance reviews also fall within the Committee's remit.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. The Committee received updates on the Group's work in relation to section 404 compliance and the Group's broader financial control environment during the year. We continue to challenge management on ensuring the nature and scope of control activities evolve to ensure key risks continue to be adequately mitigated. For example, robust controls over our IT systems are critical and were discussed with the Chief Technology Officer and IT Director at the November 2022 meeting.

The Committee also took an active role in monitoring the Group's compliance activities, including receiving reports from management in the year covering programme-level strategy, the scope of compliance work performed and the results of controls testing. The external auditor also reports the status of its work in relation to controls in its reports to the Committee.

Long-term viability statement and going concern assessment

The Committee provides advice to the Board on the form and basis of conclusion underlying the long-term viability statement and the going concern assessment.

Read more about the long-term viability statement on page 57

Read more about the going concern assessment on page 112

At our meeting in May 2023, the Committee challenged management on its financial risk assessment as part of its consideration of the long-term viability statement. This included scrutiny of forecast liquidity, balance sheet stress tests, the availability of cash and cash equivalents through new or existing financing facilities and a review of counter-party risk to assess the likelihood of third parties not being able to meet contractual obligations. This comprehensive assessment of the Group's prospects made by management included consideration of:

- The review period and alignment with the Group's internal long-term forecasts;
- The assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities, and access to capital markets;
- The modelling of the financial impact of severe but plausible risk scenarios materialising, including the impact of energy price inflation;
- The inclusion of clear and enhanced disclosures in the Annual Report as to why the assessment period selected was appropriate to the Group, what qualifications and assumptions were made and how the underlying analysis was performed, consistent with FRC pronouncements; and
- Comprehensive disclosure in relation to the Group's liquidity provided in the consolidated financial statements. See note 22 'Capital and financial risk management' in the consolidated financial statements.

External audit

The Committee has primary responsibility for overseeing the relationship with the external auditor, EY. This includes making the recommendation on the appointment, reappointment, and removal of the external auditor, assessing its independence on an ongoing basis, and approving the statutory audit fee, the scope of the statutory audit and the appointment of the lead audit engagement partner. Alison Duncan has held this role for four years since the appointment of EY as external auditor for the year ended 31 March 2020.

EY presented to the Committee its detailed audit plan for the 2023 financial year, which outlined its audit scope, planning materiality and its assessment of key audit risks. The identification of key audit risks is critical in the overall effectiveness of the external audit process and these are outlined in the Auditor's report.

The Committee also received reports from EY on its assessment of the accounting and disclosures in the financial statements and financial controls.

The Committee will continue to review the auditor appointment and anticipates that the audit will be put out to tender at least every 10 years. The Company has complied with the Statutory Audit Services Order 2014 for the financial year under review. The last external audit tender took place in 2019 which resulted in the appointment of EY.

Read the Auditor's report on pages 113 to 122

Independence and objectivity

In its assessment of the independence of the auditor, and in accordance with the US Public Company Accounting Oversight Board's ('PCAOB') standard on independence, the Committee received details of all relationships between the Company and EY that may have a bearing on its independence and received confirmation from EY that it is independent of the Company in accordance with US federal securities law and the applicable rules and regulations of the Securities and Exchange Commission ('SEC') and the PCAOB.

Effectiveness of the external audit process

The Committee reviewed the quality of the external audit process throughout the year and considered the performance of EY. This comprised the Committee's own assessment and the results of a detailed feedback survey of senior personnel across the Group. Based on these reviews, the Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit and that EY had applied robust challenge and scepticism throughout the audit.

EY audit and non-audit fees

Total fees payable to EY for audit and non-audit services in the year ended 31 March 2023 amounted to €30 million (FY22: €25 million).

Audit fees

The Committee reviewed and discussed the fee proposal, was engaged in agreeing audit scope changes and, following the receipt of formal assurance that its fees were appropriate for the scope of the work required, agreed an audit fee of €27 million for statutory audit services in the year (FY22: €23 million).

Non-audit fees

To protect the independence and objectivity of the external auditor, the Committee has a policy for the engagement of the external auditor to provide non-audit services. The policy prohibits EY from playing any part in management or decision-making, providing certain services such as valuation work and the provision of accounting services. The Group's non-audit services policy incorporates the requirements of the FRC's Ethical Standard, including a 'whitelist' of permitted non-audit services which mirrors the FRC's Ethical Standard.

The Committee has pre-approved that EY can be engaged by management, subject to the policies set out above, and subject to:

- A €60,000 fee limit for individual engagements;
- A €500,000 total fee limit for services where there is no legal alternative; and
- A €500,000 total fee limit for services where there is no practical alternative supplier.

For those permitted services that exceed these specified fee limits, the Committee Chair pre-approves the service.

Non-audit fees were €3 million (FY22: €2 million). See note 3 'Operating profit' in the consolidated financial statements.

ESG Committee

The role of the ESG Committee is to provide oversight of Vodafone's Environmental, Social and Governance ('ESG') programme, of sustainability and responsible business practices, as well as Vodafone's contribution to the societies that we operate in under the social contract.

Chair
Amparo Moraleda

Members
Valerie Gooding
Dame Clara Furse DBE
Simon Segars (appointed as member in November 2022)

On 10 May 2023, we announced that Valerie Gooding and Dame Clara Furse will be stepping down as members of the Committee with effect from the conclusion of the 2023 AGM. Jean-François van Boxmeer and Christine Ramon will join the Committee from the same date.

Key responsibilities

The responsibilities of the Committee are to:

- Provide oversight of the Vodafone Group ESG strategy, the Purpose programme (Digital Society, Inclusion for All and Planet), sustainability and responsible business practices, as well as the contribution to the societies they operate in under their the social contract;
- Monitor progress against key performance indicators and external ESG indices; and
- Provide joint oversight and effective governance with the Audit and Risk Committee over the ESG content within the Annual Report, the TCFD report and the ESG Addendum.

Click to read the Committee's terms of reference: **vodafone.com/board-committees**

Letter from Committee Chair

On behalf of the Board, I am pleased to present Vodafone's ESG Committee Report for the year ended 31 March 2023.

The Committee was established in 2021 with the founding members selected to ensure a range of experience across the range of topics that fall within ESG. In November 2022, we welcomed our fourth Committee member, Simon Segars. Simon brings significant experience and insights to the ESG Committee, including how technology and connectivity are reshaping our digital societies.

On 10 May 2023, it was announced that Valerie Gooding and Dame Clara Furse would be retiring following the conclusion of the 2023 AGM. I would like to thank them both for their contribution since this Committee was established two years ago. Jean-François van Boxmeer and Christine Ramon will be joining this Committee on the same date and their insights will be an excellent addition to the Committee.

This year, the Committee met twice, in November 2022 and March 2023. Each meeting agenda included a range of topics across the Committee's areas of responsibility. During FY23, the Committee undertook deep dives on each of Vodafone's three purpose pillars, as well as Vodafone's approach to responsible business. These deep dives were supplemented by committee training on key Planet-related topics by the Group Sustainability team, and other experts across the business.

Now that the Committee has explored each of the key purpose themes in detail, we will move into receiving regular updates on progress against our key ESG strategy.

In addition to these thematic deep dives, a key focus of the ESG Committee this year was oversight of Vodafone's ESG data transformation and disclosure programme. High quality and timely data is a core component of a successful ESG strategy, both to ensure that we can track progress against targets, and to enable decision-making by investors, consumers, suppliers, governments and other stakeholders.

Recognising this, the Board was pleased to see that management updated their approach to ESG reporting this year, by giving joint responsibility for ESG reporting to the Group Financial Reporting team and the Group Sustainable Business team. This allowed the teams to apply financial reporting principles to non-financial ESG data, including establishing a control framework and securing external assurance on key data points.

These changes have already yielded positive changes and set a firm basis from which to grow. However we acknowledge that there is a long road ahead before ESG disclosures will match similar levels of data quality to financial disclosures, not only for Vodafone, but for other corporates too. The absence of a clear framework for the calculation and reporting of ESG data exacerbates the challenge for all reporters. For example, we expect these challenges will come into sharper focus as Scope 3 emission reductions become a priority for corporates.

In November 2022 the Committee reviewed its terms of reference and agreed to introduce new joint oversight of selected ESG matters between the ESG Committee and the Audit and Risk Committee. This will be executed through increased sharing of papers between the committees, and a new joint meeting each May to review ESG disclosures.

On behalf of the Committee, I have reported this year's work to the Board and I am looking forward to the next year chairing the Committee, starting with the joint ESG Committee and Audit and Risk Committee meeting in May 2023.

The Committee will continue oversight and scrutiny of Vodafone's ESG agenda, including further presentations from senior management and experts across the Group. We will review against Vodafone's strategy and the pathways in place to achieve Vodafone's targets across its three purpose pillars. Consideration of the following stakeholder interests will remain part of the Committee's responsibility. We set out below some of our key stakeholders and examples of their ESG-related interests:

- **Investors:** Board-level oversight of Vodafone's ESG strategy and performance is a key part of an effective ESG programme;
- **Governments and regulators:** Local and international legal and regulatory obligations on ESG topics to increase;
- **Local communities and NGOs:** ESG topics affect the day-to-day lives of the people in the communities that we serve;
- **Suppliers and customers**: Upholding high ethical standards throughout our value chain is critical for stakeholders when deciding whether they should do business with Vodafone; and
- **Employees:** Employees take pride in working for a purpose-driven organisation that is enabling an inclusive and sustainable digital society.

We believe the ESG Committee will continue to add value to the long-term success of Vodafone, for the benefit of our customers, key stakeholders, and the societies in which we operate. I will be available to engage with shareholders who have questions or comments about the work of the Committee at our 2023 AGM.

Amparo Moraleda
On behalf of the ESG Committee

16 May 2023

Click or scan to watch the Chair of the ESG Committee explain her role: **investors.vodafone.com/videos**

Click to read more about Vodafone's approach to ESG reporting: **vodafone.com/about-vodafone/reporting-centre**

Focus during the year

The ESG Committee met twice during the year ended 31 March 2023. The following provides a summary of the topics covered.

November 2022

- Review of the ESG reporting processes and disclosure accountabilities. Following ExCo alignment, the discussion clarified and adjusted the oversight for ESG disclosures between the ESG Committee, the Audit and Risk Committee, and the Disclosure Committee.
- Review and approval of updates to the "Committee terms of reference" to introduce new joint oversight of selected ESG matters between the ESG Committee and the Audit and Risk Committee.
- Review of Vodafone's approach to managing human rights, including how Vodafone respects the rights to freedom of expression and privacy in the context of government law enforcement assistance requests.
- Deep dive session on Vodafone's Inclusion for All (I4A) purpose pillar, delivered by the ExCo sponsor Serpil Timuray. During this session, progress reports were delivered on the Inclusion for All metrics.
- The Committee also considered Vodafone's Conflict Minerals Report.

March 2023

- Review of Vodafone's approach to ESG disclosures in FY23 and update on assurance of ESG metrics, provided by Joakim Reiter, Chief External and Corporate Affairs Officer, and the Head of Group Financial Reporting.
- Deep dive on the Digital Society purpose pillar, including a report on progress against the KPI to support seven million SMEs to digitalise using V-Hub.
- An update for noting on Vodafone's performance against Planet targets, as well as an update on Planet initiatives and increasing external requirements in this area. This followed the Planet deep dive the previous financial year.

Key focus for the next year

The key areas of focus for the next year:

- Continuing to review progress of ESG strategy, including performance against targets and performance in ESG indices and rankings;
- Reviewing progress in embedding key purpose targets and practices into Vodafone's operations and commercial strategy;
- Reviewing Vodafone's alignment to external ESG disclosure standards;
- Continued oversight of the ESG data management programme; and
- Deep dive into renewable energy.

Mapping of ESG topics

When establishing the ESG Committee and setting its remit, we completed a mapping of all key ESG topics for Vodafone, to ensure clarity on the role of the ESG Committee alongside the Board and other relevant Committees. This is presented to the right, alongside further details of each ESG topic.

Topic	Committee	Read more
Environment		
Energy consumption and GHG emissions – Including energy sources, uses and targets	E	35-37
Circularity and other environmental topics – Including device and network waste, water and plastics	E	37-38
Environmental benefits from products & services – Including carbon & resource efficiency enablement	E	37
Climate change risk management – Including alignment with TCFD recommendations	A, E	58-59
Social		
Health and safety	B	44-45
Diversity & inclusion and employee experience	B	33-34
Employee rights – Including collective bargaining, grievance mechanisms, Speak Up, Fair Pay, and labour standards	B, A	15, 40, 44, 100
Responsible supply chain – Including labour standards and sourcing of minerals	B, E	47
Human and digital rights – Including privacy regulations, right to privacy and freedom of expression, and other human rights	A, E	40-43, 46
Socio-economic benefits from products & services – Including digital inclusion	E	29-32
Governance		
Mobile, masts and health	B	45
Security – Including cyber and other security topics	A, B	42-43
Anti-bribery and corruption	A	48-49
Business conduct & ethics – Including taxation, business conduct and compliance	A	47-49
Corporate governance	N	60-73
Reporting – Including Annual Report and Accounts, TCFD report, Modern Slavery Statement and voluntary ESG disclosures	A, B, E	27, 47, 58-59

Key

- A – Audit and Risk Committee
- E – ESG Committee
- N – Nominations and Governance Committee
- B – Full Board

Remuneration Committee

Letter from the Remuneration Committee Chair

On behalf of the Board, I present our 2023 Directors' Remuneration Report.

This report includes both our proposed Policy Report (which will be submitted for shareholder approval at the 2023 AGM), and our 2023 Annual Report on Remuneration, which sets out how our current policy was implemented during the year under review, and how, subject to its approval, our revised policy will be applied for the year ahead.

Remuneration Policy review

Our current Policy Report was approved at the July 2020 AGM, with a vote in favour of over 96%. Following the policy entering its third year of operation without amendment, the Committee has been reviewing our remuneration structures ahead of the regulatory requirement for a new policy to be submitted to shareholders at the 2023 AGM.

The Committee is clear that consistency and flexibility should be maintained within the new policy and in the event material revisions are required before the end of its three-year regulatory lifecycle then the Committee will re-engage with shareholders.

Following its review of the current arrangements, which the Committee is satisfied remain appropriate and operating as intended, and having made a significant number of best practice changes when the policy was last renewed, the Committee is not proposing to make any material changes at this time.

Instead, some refinements to our framework and the implementation of our structures are proposed. These include the review of our short-term incentive to more fully support our priorities of Growth and Customers (further details of which are provided later in this letter under 'Arrangements for 2024'). The Committee is also strengthening our clawback policy with the current list of trigger events expanded to include a breach of an executive's restrictive or confidentiality covenants, reflecting the importance in our industry of retaining and protecting key talent and intellectual property. Clawback time frames are also being revised to ensure compliance with the recently announced SEC requirements, the vast majority of which our current arrangements already complied with.

The implementation of our long-term incentive plan is subject to the Global Incentive Plan Rules which were last approved by shareholders at the 2014 AGM. In line with UK regulations, the Rules need to be approved by shareholders at least every 10 years and will be submitted for approval at the 2023 AGM. The Committee, with its external legal advisers, has reviewed the Rules to ensure they reflect latest market practice.

Engagement during the year

Shareholder feedback has always played a vital role in the development of our executive remuneration policy and this is reflected in this year's shareholder consultation. As part of this engagement the Committee contacted shareholders with a combined holding of c.50% in Vodafone Group Plc. We also actively engaged with a variety of investor bodies and proxy agencies before finalising the Policy Report which will be submitted for approval at the 2023 AGM. I would like to thank all stakeholders that engaged in this year's review.

In terms of engaging the employee voice, as Workforce Engagement Lead, I attended meetings with both our European and African forums, with feedback and comments from the meetings subsequently presented back directly to the Board. The key topics raised by employee representatives this year focused on the cost of living support being provided, progress against our Race, Ethnicity and Cultural Heritage targets, internal talent development, and our wider business performance. I would like to thank the representatives from both forums for inviting me and for contributing to the discussions.

Click or scan to watch the Senior Independent Director and Chair of the Remuneration Committee explain her role: **investors.vodafone.com/videos**

When looking at the feedback from these forums and our other channels of engagement it is evident that our colleagues value the open and regular updates the business has given throughout the year, and the Board will ensure these continue in the year ahead.

Read more about our stakeholder engagement activities on pages 10 to 12 of this Annual Report

Fair pay

It is recognised that rising inflation levels and the subsequent cost of living crisis have impacted colleagues across a number of our markets this year. To help alleviate the impact of these pressures, targeted support was provided in locations including the UK, Turkey and Egypt. Such measures included additional or accelerated salary reviews, the provision of extra cash allowances, and the careful consideration of wider market conditions when setting salary budgets for the 2023 review.

When making decisions on executive remuneration the Committee considers pay in the wider context including arrangements elsewhere in the business, our fair pay principles and stakeholder considerations.

Read more on page 100

Arrangements for 2024

Base salary and pension arrangements

Following her appointment to the position of Group Chief Executive, Margherita Della Valle's salary was set at £1,250,000. The Committee decided the new salary was appropriate when compared against the external market, was fair from a gender pay perspective given its long standing work on fair pay, as referenced above, and reflected both the responsibilities and demands of the role.

During the year no additional salary payment or allowance has been made to Margherita Della Valle in respect of her carrying out the dual roles of Group Chief Executive and Group Chief Financial Officer. This will remain the approach going forward, and it is intended that Margherita will continue with her dual responsibilities until the search for a new Group Chief Financial Officer is complete.

Pension arrangements for Executive Directors will continue to remain aligned with the wider UK workforce at 10% of base salary.

Annual bonus ('GSTIP')

In recent years the performance measures have normally been equally weighted across service revenue, adjusted free cash flow, adjusted EBIT, and customer appreciation. The Committee adjusted these weightings ahead of the start of the FY24 plan to ensure performance against the strategic priorities of Growth and Customers is fully incentivised.

For the 2024 plan, measures under the annual bonus will be:

- **Growth (70%)**: service revenue (20%), adjusted EBIT (20%), adjusted free cash flow (20%) and revenue market share (10%).
- **Customers (30%)**: Net Promoter Score (20%), and churn (10%).

Global long-term incentive ('GLTI')

Following a comprehensive review of the GLTI structure the Committee determined that this will remain unchanged for 2024. The measures under the long-term incentive will continue to be weighted at 60% adjusted free cash flow, 30% relative TSR and 10% ESG.

Read more on pages 104 and 105

Remuneration Committee (continued)

Performance outcomes during 2023

GSTIP performance (1 April 2022 – 31 March 2023)
Annual bonus performance during the year was measured against both financial and strategic measures. The four measures were equally weighted at 25% each, with financial metrics constituting service revenue, adjusted EBIT and adjusted free cash flow whilst the strategic measure was linked to customer appreciation KPIs. These KPIs covered metrics including churn, revenue market share, and Net Promoter Score.

Performance under the service revenue, free cash flow and customer appreciation measures was above the mid-point of the target range whilst performance against EBIT was below the mid-point. The combined performance resulted in an overall bonus payout of 55.8% of maximum.

Read more on pages 94 and 95

GLTI performance (1 April 2020 – 31 March 2023)
The 2021 GLTI award (granted November 2020) was subject to adjusted free cash flow (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. All performance conditions were measured over the three-year period ending 31 March 2023.

Final adjusted FCF performance finished above the mid-point of the range resulting in 72.7% of the adjusted FCF element vesting. Relative TSR performance was below the median of the peer group resulting in no vesting under this measure. ESG performance was assessed against three metrics and vested at 95.3%. This resulted in an overall vesting percentage for the 2021 GLTI of 53.2% of maximum.

Read more on pages 95 and 96

Consideration of discretion
The Committee reviewed the appropriateness of the outcomes of both the annual bonus and long-term incentive plan in light of both the relevant performance targets and wider internal and external considerations across the respective measurement periods. Outcomes were reviewed against the wider employee experience during the periods under review with the Committee noting the steps taken in markets to help employees with the cost of living. The Committee also acknowledged that no windfall gains had occurred under the long-term incentive plan. It was agreed that the outcomes were appropriate and that no adjustments were required.

Looking forward

Following the conclusion of the 2023 AGM I will be stepping down as Chair of the Remuneration Committee. Amparo Moraleda will be appointed as Chair of the Committee and Dame Clara Furse will be stepping down as a member of the Committee with effect from the same date.

The rest of this report sets out both our proposed Policy Report, as will be submitted at the 2023 AGM, and our Annual Report on Remuneration, which sets out the decisions and outcomes summarised in this letter in further detail.

Valerie Gooding
Chair of the Remuneration Committee

16 May 2023

Remuneration at a glance

Component	2023 (year ending 31 March 2023)	2024 (year ending 31 March 2024)
Fixed pay		
Base salary	**Effective 1 July 2022:** Chief Executive: £1,081,500. Chief Financial Officer: £721,000. **Effective 1 January 2023:** Group Chief Executive on an interim basis and Chief Financial Officer: £1,081,500.	**Effective 27 April 2023:** Group Chief Executive and Chief Financial Officer: £1,250,000.
Benefits	Travel related benefits and private medical cover.	Travel related benefits and private medical cover.
Pension	Pension contribution of 10% of salary.	Pension contribution of 10% of salary.
Annual bonus		
GSTIP	**Opportunity (% of salary):** Target: 100%/Maximum: 200% **Measures:** Service revenue (25%), adjusted EBIT (25%), adjusted FCF (25%), and customer appreciation KPIs (25%).	**Opportunity (% of salary):** Target: 100%/Maximum: 200% **Measures:** Service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), revenue market share (10%), Net Promoter Score (20%), and churn (10%).
Long-term incentive		
GLTI	**Opportunity (% of salary – maximum):** Chief Executive: 500%/Other Executive Directors: 450% **Measures:** Adjusted free cash flow (60%), relative TSR (30%), and ESG (10%). **Performance/holding periods:** Three-year performance + two-year holding period.	**Opportunity (% of salary – maximum):** Chief Executive: 500%/Other Executive Directors: 450% **Measures:** Adjusted free cash flow (60%), relative TSR (30%), and ESG (10%). **Performance/holding periods:** Three-year performance + two-year holding period.

Remuneration Policy

In this forward-looking section we describe our Remuneration Policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for the Executive Directors, and the policy applied to the Chair and Non-Executive Directors.

We will be seeking shareholder approval for our Remuneration Policy at the 2023 Annual General Meeting ('AGM') and we intend to implement it at that point. A summary and explanation of the proposed changes to the current Remuneration Policy is provided on page 85. The proposed Remuneration Policy submitted for shareholders' approval at the 2023 AGM does not differ substantively from the Remuneration Policy approved by shareholders in 2020 except for changes made to align the terms of the Remuneration Policy with the drafting of the rules of the new Global Incentive Plan 2023, which is also being submitted for shareholders' approval at the 2023 AGM. Subject to approval, we will review our Remuneration Policy each year to ensure that it continues to support our Company strategy and, if it is necessary to make a change to our Remuneration Policy within the next three years, we will seek prior shareholder approval for the change.

Considerations when determining our Remuneration Policy

To avoid conflicts of interest, the Remuneration Committee is entirely comprised of Non-Executive Directors (who are not eligible to participate in the Company's annual bonus or long-term incentive arrangements) and the Remuneration Committee ensures that individuals are not present when the Remuneration Committee discusses their own remuneration. A critical consideration for the Remuneration Committee when determining our Remuneration Policy is to ensure that it supports our Company purpose, strategy, and business objectives.

A variety of stakeholder views are taken into account when determining executive pay, including those of our shareholders, colleagues, and external bodies. Further details of how we engage with, and consider the views of, each of these stakeholders are set out on page 100.

In advance of submitting our Remuneration Policy for shareholder approval we ran a thorough consultation exercise with our major shareholders. We invited our top 25 shareholders (constituting a combined holding of c.50% of our issued share capital at the time of engagement) and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current Remuneration Policy which was approved at the 2020 AGM. A number of meetings between shareholders and the Remuneration Committee Chair took place during this consultation period.

Listening to and consulting with our employees is very important and the Remuneration Committee is supportive of the activities undertaken to engage the employee voice. Our engagement with employees can take different forms in different markets but includes a variety of channels and approaches including our annual people survey which attracts very high levels of participation and engagement, regular business leader Q&A sessions, and a number of internal digital communication platforms.

Our Workforce Engagement Lead also undertakes an annual attendance at our European employee forum, and a similar body which covers our African markets, with any questions or concerns raised by the employee representatives presented directly to the Board for consideration and discussion. Any actions taken by the Board are then fed back to these forums to ensure a two-way dialogue.

Whilst we do not formally consult directly with employees on the Remuneration Policy nor is any fixed remuneration comparison measurement used when determining the Remuneration Policy for Executive Directors, the Remuneration Committee is briefed on pay and employment conditions of employees in the Vodafone Group, with particular reference to the market in which the executive is based. The Company operates Sharesave, a UK all-employee share plan, as well as other discretionary share-based incentive arrangements, which means that the wider workforce have the opportunity to become shareholders in the Company and be able to vote on the Remuneration Policy in the same way as other shareholders. Further information on our approach to remuneration for other employees is given on page 90.

Performance measures and targets

Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer-focused metrics, ESG measures, and total shareholder return ('TSR')) are set based on Company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum.

As in previous Remuneration Reports, we will disclose the details of our performance metrics for our short- and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will normally disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period.

At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate.

Remuneration Policy (continued)

Malus and clawback

The Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting if they believe circumstances warrant it. In particular, the Remuneration Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed.

In the case of clawback, the Remuneration Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to five years after the relevant grant date. In line with best practice guidance, the key trigger events for the use of the clawback arrangements include material misstatement of results, material miscalculation of performance condition outcomes, the Executive Director's gross misconduct, or breach of their restrictive covenants, the Executive Director causing a material financial loss to the Group as a result of reckless or negligent conduct or inappropriate values or behaviour, corporate failure or serious reputational damage.

Subject to approval of this Remuneration Policy, these arrangements will be applicable to all bonus amounts paid, or share awards granted, following the 2023 AGM. The current clawback arrangements, which are set out in the Remuneration Policy approved by shareholders at the 2020 AGM, have been applicable to all bonus amounts paid, or share awards granted, since the 2020 AGM.

The Remuneration Policy table

The table below summarises the main components of the reward package for Executive Directors.

Fixed pay: **Base salary**	
Purpose and link to strategy	**To attract and retain the best talent**
Operation	Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decisions are influenced by: – the level of skill, experience and scope of responsibilities; – business performance, scarcity of talent, economic climate and market conditions; – increases elsewhere within the Group; and – external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone.
Opportunity	Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional Company performance.
Performance metrics	None.

Fixed pay: **Pension**	
Purpose and link to strategy	**To remain competitive within the marketplace**
Operation	– Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension.
Opportunity	– The pension contribution or cash payment is equal to the maximum employer contribution available to our UK employees under our Defined Contribution scheme (currently 10% of annual gross salary).
Performance metrics	None.

Fixed pay: **Benefits**	
Purpose and link to strategy	**To aid retention and remain competitive within the marketplace**
Operation	– Travel-related benefits. These may include (but are not limited to) a company car or cash allowance, fuel and access to a driver where appropriate. – Private medical, death and disability insurance and annual health checks for the Executive Directors and their families. – In the event that we ask an individual to relocate we would offer them support in line with Vodafone's relocation and international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, and tax equalisation and advice. – Legal and tax support fees if appropriate. – Other benefits are also offered in line with the benefits offered to other employees, for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday etc.
Opportunity	– Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment, though no monetary maximum has been set. – We expect to maintain benefits at the current level but the value of any benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors.
Performance metrics	None.

Annual bonus – **Global Short-Term Incentive Plan (‘GSTIP’)**	
Purpose and link to strategy	**To drive behaviour and communicate the key priorities for the year.** **To motivate employees and incentivise delivery of performance over the one-year operating cycle.** **The financial metrics drive our growth strategies whilst also focusing on improving operating efficiencies.** **The strategic measures aim to ensure a great customer experience remains at the heart of what we do.**
Operation	– Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. – Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year. – The annual bonus is usually paid in cash in June each year for performance over the previous year. A mandatory deferral of 25% of post-tax bonus earned into shares for two years will normally apply except where an Executive Director has met or exceeded their share ownership requirement. The Remuneration Committee retains the discretion to adjust the size of the bonus based on the achievement of the relevant performance conditions to reflect the Company’s and the Executive Director’s underlying performance and any other factors the Remuneration Committee considers appropriate.
Opportunity	– Bonuses can range from 0 to 200% of base salary, with 100% paid for on-target performance.
Performance metrics	– Performance over each financial year is measured against stretching targets set at the beginning of the year. – The performance measures normally comprise a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as churn, revenue market share, and NPS.

Long-term incentive – **Global Long-Term Incentive Plan (‘GLTI’)**	
Purpose and link to strategy	**To motivate and incentivise delivery of sustained performance over the long term.** **To support and encourage greater shareholder alignment through a high level of personal share ownership.** **The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions.** **The use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders.** **The use of ESG metrics reflects the importance of our performance and progress against our long-term ambitions in this area.**
Operation	– Award levels and the framework for determining vesting are reviewed annually. – Long-term incentive awards consist of awards of shares subject to performance conditions which are granted in respect of any financial year. – Awards will vest based on Group performance against the performance metrics set out below, measured over a period of normally not less than three years. In exceptional circumstances, such as but not limited to where a delay to the grant date is required, the Remuneration Committee may set a vesting period of less than three years, although awards will continue to be subject to a performance period of at least three years. – Awards may be subject to a mandatory two-year post-vesting holding period before the underlying shares can be sold. – Dividend equivalents are paid in cash and/or shares by reference to the vesting period (and holding period, if applicable) in respect of shares that vest.
Opportunity	– Maximum long-term incentive face value at award of 500% of base salary for the Chief Executive and 450% for other Executive Directors in respect of any financial year. – Threshold long-term incentive face value at award is 20% of maximum opportunity. Minimum vesting is 0% of maximum opportunity. Awards vest on a straight-line basis between threshold and maximum. – The Remuneration Committee retains the discretion to adjust the extent to which an award vests based on the achievement of the relevant performance conditions and to reflect the Company’s and Executive Director’s underlying performance and any other factors the Remuneration Committee considers appropriate. In addition, the Remuneration Committee has the discretion to reduce long-term incentive grant levels for Executive Directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year.
Performance metrics	– Performance is measured against stretching targets set at the time of grant. – Vesting is determined based on the following measures: adjusted free cash flow as our operational performance measure, relative TSR against a peer group of companies as our external performance measure, and ESG as a measure of our external impact and commitment to our purpose. – Weightings will be determined each year and will normally constitute 60% on adjusted free cash flow, 30% on relative total shareholder return, and 10% on ESG. The Remuneration Committee will determine the actual weighting of an award prior to grant, taking into account all relevant information.

Remuneration Policy (continued)

Notes to the Remuneration Policy table

Existing arrangements

We will honour existing awards, incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/or prior to the approval and implementation of this Remuneration Policy. For the avoidance of doubt this includes payments in respect of any award granted under any previous Remuneration Policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply.

Long-term incentive ('GLTI')

When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the "2023 award" was made in the financial year ending 31 March 2023. The awards are usually made in the first half of the financial year.

The extent to which awards vest depends on three performance conditions:

- underlying operational performance as measured by adjusted free cash flow;
- relative Total Shareholder Return ('TSR') against a peer group median; and
- performance against our Environmental, Social, and Governance ('ESG') targets.

Further details of these performance conditions are set out below. The Remuneration Committee reserves the right during the lifetime of the Remuneration Policy to change the performance conditions applicable to GLTI awards to other financial, shareholder return and strategic metrics, if the Remuneration Committee determines that to do so would be in the best interests of the Company. However, in such circumstances, the majority of the GLTI awards would continue to remain subject to financial performance targets. The Remuneration Committee would engage with major shareholders prior to changing the performance conditions applicable to GLTI awards in this way.

Adjusted free cash flow

The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. The Remuneration Committee sets these targets to be sufficiently demanding and with significant stretch.

The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points):

Performance	Vesting percentage (% of FCF element)
Below threshold	0%
Threshold	20%
Maximum	100%

Relative TSR

We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group and outperformance range for the performance condition are reviewed each year and amended as appropriate.

The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points):

Performance	Vesting percentage (% of TSR element)
Below threshold	0%
Threshold (median)	20%
Maximum (outperformance of median as determined per award)	100%

In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice.

ESG performance

Our ESG targets are set on an annual basis (in accordance with our approach for our other performance measures) and are aligned to our externally communicated ambitions in this area. Where performance is below the agreed ambition, the Remuneration Committee will use its discretion to assess vesting based on performance against the stated ambition and any other relevant information.

Remuneration policy for other employees

While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority.

For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local variances where appropriate. The remuneration for the next level of management, our Senior Leadership Team, again follows the same principles with local and/or individual performance aspects in the annual bonus targets and GLTI awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions.

Estimates of total future potential remuneration from 2024 pay packages

The tables below provide estimates of the potential future remuneration for Executive Directors based on the remuneration opportunity to be granted in the 2024 financial year. Potential outcomes based on different performance scenarios are provided in accordance with the relevant regulatory requirements.

The assumptions underlying each scenario are described below.

Fixed	Consists of base salary, benefits and pension.
	Base salary is at 1 July 2023.
	Benefits are valued using the figures in the total remuneration for the 2023 financial year table on page 94 (of the 2023 annual report).
	Pensions are valued by applying cash allowance rate of 10% of base salary at 1 July 2023.

	Base (£'000)	Benefits (£'000)	Pension (£'000)	Total fixed (£'000)
Group Chief Executive and Chief Financial Officer	1,250	26	125	1,401

Mid-point	Based on what a Director would receive if performance was in line with the Company's business plan.
	The opportunity for the annual bonus ('GSTIP') is 100% of base salary under this scenario.
	The opportunity for the long-term incentive ('GLTI') reflects assumed achievement mid-way between threshold and maximum performance.
Maximum	The maximum award opportunity for the GSTIP is 200% of base salary.
	The maximum GLTI opportunity reflects full vesting based on the maximum award levels set out in this Remuneration Policy (i.e. 500% of base salary for the Chief Executive and 450% of base salary for the Chief Financial Officer).
Maximum +50%	The same assumptions apply as for 'Maximum' but with a 50% uplift in the value of the GLTI award.
All scenarios	Long-term incentives consist of share awards only which are measured at face value, i.e. no assumption is made for dividend equivalents which may be payable.

Margherita Della Valle
Group Chief Executive and Chief Financial Officer £'000


1,401
6,401
59%
19%
22%
10,151
61%
25%
14%
13,276
71%
19%
10%
Fixed
Mid-point
Maximum
Maximum (assuming 50% share price growth)
Salary, Benefits, and Pension
Annual Bonus
Long-Term Incentive

Recruitment remuneration

Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role.

The Remuneration Policy table (pages 88 and 89) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director's remuneration package will take into account the elements and constraints of those of the existing Directors performing similar roles and the individual circumstances of the new Director. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 500% of base salary.

When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards forgone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and, if appropriate, based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. Where it is not practicable to grant these 'buy-out' awards using the GLTI rules submitted to shareholders at the 2023 AGM, the Company may grant these awards using bespoke arrangements.

Service contracts of Executive Directors

Executive Directors' contracts have rolling terms and can be terminated with no more than 12 months' notice.

The key elements of the service contract for Executive Directors relate to remuneration, payments on loss of office (see next page), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition and non-solicitation of customers and employees.

Remuneration Policy (continued)

Treatment of corporate events

All of the Company's share plans contain provisions relating to a change of control of the Company. Outstanding awards and options would normally vest and become exercisable on a change of control taking into account, in respect of GLTI awards, the extent to which, in the Remuneration Committee's opinion, any relevant performance conditions are satisfied, the Company's and the Executive Director's performance, any other relevant factors and, unless the Remuneration Committee determines otherwise, the proportion of the vesting period that has elapsed.

In the event of a demerger, distribution (other than an ordinary dividend) or other transaction which would affect the current or future value of any award, the Remuneration Committee may allow awards to vest on the same basis as for a change of control described above. Alternatively, an adjustment may be made to the number of shares if considered appropriate.

Payments for departing Executive Directors

In the table below we summarise the key elements of our Remuneration Policy on payments for loss of office. We will always comply both with the relevant plan rules and local employment legislation. The Remuneration Committee may make any statutory payment that is required in any relevant jurisdiction.

Provision	Policy
Notice period and compensation for loss of office in service contracts	– 12 months' notice from the Company to the Executive Director. – Up to 12 months' base salary and contractual benefits (in line with the notice period). Notice period payments will either be made as normal (if the Executive Director continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained).
Treatment of annual bonus ('GSTIP') on termination under plan rules	– The annual bonus may be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved. The annual bonus may be paid in such proportions of cash and shares, and subject to such deferral arrangements, as the Remuneration Committee may determine. – The Remuneration Committee has discretion to adjust the entitlement to an annual bonus to reflect the individual's performance and the circumstances of the termination.
Treatment of unvested long-term incentive awards ('GLTI') on termination under plan rules	– Normally, unvested GLTI awards will lapse when an Executive Director leaves the Group. However, an Executive Director's award will vest in accordance with the terms of the plan to the extent determined by the Remuneration Committee taking into account applicable performance conditions, the underlying performance of the Company and of the Executive Director and any other relevant factors, if the Executive Director dies in service or leaves because of their ill health, injury, disability, redundancy or retirement, or the sale of their employing company or business out of the Group or for any other reason determined by the Remuneration Committee, more than five months after the month in which the award is granted. The Remuneration Committee has discretion to determine whether the award will vest at the normal vesting date or earlier. The Remuneration Committee will determine the satisfaction of performance conditions applicable to the award. Awards will, unless the Remuneration Committee determines otherwise, be pro-rated for the proportion of the vesting period that had elapsed at the date the Executive Director leaves the Group. – The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity.
Pension and benefits	– Generally pension and benefit provisions will continue to apply until the termination date. – Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday, legal fees, tax advice costs in relation to the termination and outplacement support. – Benefits of relatively small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision.

In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders.

Chair and Non-Executive Directors' remuneration

Our policy is for the Chair to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chair. Fees for the Chair are set by the Remuneration Committee.

Element	Policy
Fees	– We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay a fee to our Chair which includes fees for chair of any committees. We pay a fee to each of our other Non-Executive Directors and they may receive an additional fee if they chair or are a member of a committee and/or hold the position of Senior Independent Director (although the Remuneration Committee does not currently intend to award additional fees for serving on a Board committee, other than for chairing that committee). Non-Executive Directors' fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. We review the structure of fees from time to time and may, as appropriate, make changes to the manner in which total fees are structured, including but not limited to any additional chair or membership fees.
Allowances	– Under a legacy arrangement, an allowance is payable each time certain non-Europe-based Non-Executive Directors are required to travel to attend Board and committee meetings to reflect the additional time commitment involved.
Incentives	– Non-Executive Directors do not participate in any incentive plans.
Benefits	– Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chair is entitled to the use of a car and a driver whenever and wherever they are providing their services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit, therefore we also cover the tax liability for these expenses.

Non-Executive Director letters of appointment

Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the Nominations and Governance Committee section of the Annual Report.

Annual Report on Remuneration

Remuneration Committee

In this section we give details of the composition of the Remuneration Committee (the 'Committee') and activities undertaken during the 2023 financial year. The Committee's function is to exercise independent judgement and consists only of the following independent Non-Executive Directors:

Chair: Valerie Gooding
Committee members: Delphine Ernotte Cunci (appointed 8 November 2022), Michel Demaré and Dame Clara Furse

Following the announcement on 10 May 2023, Valerie Gooding and Dame Clara Furse will be stepping down from the Committee with effect from the conclusion of the 2023 AGM. Amparo Moraleda will join as Committee Chair with effect from the same date.

The Committee regularly consults with Margherita Della Valle, who was appointed as the Group Chief Executive effective 27 April 2023 (and also held the position on an interim basis effective 1 January 2023) and Leanne Wood, the Chief Human Resources Officer, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, James Ludlow, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Maaike de Bie, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and is Secretary to the Committee.

External advisers

The Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, WTW, were appointed by the Committee in 2007. The Chair of the Committee has direct access to these advisers as and when required, and the Committee determines the protocols by which these advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee.

WTW is a member of the Remuneration Consultants' Group and, as such, voluntarily operates under the Remuneration Consultants' Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. WTW has confirmed that it adheres to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants' Group Code of Conduct is available at remunerationconsultantsgroup.com.

Adviser	Appointed by	Services provided to the Committee	Fees for services provided to the Committee £'000[1]	Other services provided to the Company
WTW	Remuneration Committee in 2007	Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis.	£179	Reward and benefits consultancy; provision of benchmark data; outsourced pension administration; and insurance consultancy services.

Note:
1. Fees are determined on a time spent basis.

2020 Annual General Meeting – Remuneration Policy voting results

At the 2020 Annual General Meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below.

	Votes for	%	Votes against	%	Total votes	Withheld
Remuneration Policy	17,195,227,349	96.41	639,935,461	3.59	17,835,162,810	185,334,870

2022 Annual General Meeting – Remuneration Report voting results

At the 2022 Annual General Meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below.

	Votes for	%	Votes against	%	Total votes	Withheld
Remuneration Report	19,086,924,682	97.90	409,978,557	2.10	19,496,903,239	47,875,529

Meetings

The Remuneration Committee normally has five scheduled meetings per year, held either in person or via conference call. Details of the principal agenda items for these meetings for the year under review are set out below. In addition to these scheduled meetings, ad hoc meetings or conference calls can also take place when required. Meeting attendance can be found on page 60.

Meeting	Agenda items	
May 2022	– 2022 annual bonus achievement and 2023 targets/ranges – 2020 long-term incentive award vesting and 2023 targets/ranges	– External market update – 2022 Directors' Remuneration Report – 2022 shareholder update
July 2022	– 2022 AGM update – Remuneration Policy review	– Share plan update
November 2022	– 2023 shareholder engagement – Remuneration Policy review	– 2024 short-term incentive structure – Share plan update
January 2023	– 2023 shareholder engagement – Share plan update	– External market update – Gender Pay Gap reporting
March 2023	– Risk assessment of incentive plans – Remuneration arrangements across Vodafone – Committee's terms of reference	– Chair and Non-Executive Director fee levels – 2024 reward packages for the Executive Committee – 2023 Directors' Remuneration Report

Annual Report on Remuneration (continued)

2023 remuneration

In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2023 financial year versus 2022. Specifically, we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus ('GSTIP') reflects what was earned in respect of the year but will be paid out in cash in the following year. Similarly the value of the long-term incentive ('GLTI') reflects the share awards which will vest in August 2023 as a result of the performance through the three-year period ended at the completion of our financial year on 31 March 2023.

Consideration of the use of discretion

The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting.

The Committee reviewed incentive outcomes at the May 2023 meeting and considered the appropriateness of outcomes in light of wider financial and business performance and the wider employee experience across the relevant measurement periods for both the short-term and long-term incentive plans. The Committee agreed the outcomes were appropriate and that no adjustments were required to either the short-term or long-term incentive outcomes this year,

Board changes

Throughout the year under review Margherita Della Valle held the position of Chief Financial Officer and, prior to her permanent appointment as Group Chief Executive on 27 April 2023, was also appointed Group Chief Executive on an interim basis effective 1 January 2023. Margherita's 2023 single figure therefore reflects remuneration received in respect of her time in both of these executive positions, whereas her 2022 single figure reflects remuneration received solely in respect of her role as Chief Financial Officer.

In line with the reporting regulations, the single figure for Nick Read reflects remuneration received in respect of services rendered as a Board Director (i.e. from 1 April 2022 to 31 December 2022). The single figure table and supporting notes do not include values in respect of Nick's employment between 1 January 2023 to 31 March 2023 nor contractual loss of office payments which can instead be found on page 99.

Total remuneration for the 2023 financial year (audited)

	Margherita Della Valle		Nick Read	
	2023 £'000	2022 £'000	2023 £'000	2022 £'000
Salary/fees	806	700	803	1,050
Taxable benefits[1]	26	22	42	42
Annual bonus: GSTIP (see below for further detail)	1,206	968	904	1,452
Total long-term incentive:	1,570	927	2,045	1,523
GLTI awards[2,3]	*1,258*	*783*	*1,639*	*1,287*
GLTI dividends[4]	*312*	*144*	*406*	*236*
Pension/cash in lieu of pension	81	70	80	105
Other[5]	–	–	1	1
Total	**3,689**	**2,687**	**3,875**	**4,173**
Total Fixed Remuneration	*913*	*792*	*926*	*1,198*
Total Variable Remuneration	*2,776*	*1,895*	*2,949*	*2,975*

Notes:
1. Taxable benefits include amounts in respect of:
   – Private healthcare (2023: Margherita Della Valle £2,575, Nick Read £1,931; 2022: Margherita Della Valle £2,153, 2022: Nick Read £2,189);
   – Cash car allowance £19,200 p.a.; and
   – Travel (2023: Margherita Della Valle £4,235, Nick Read £22,127; 2022: Margherita Della Valle £1,141, Nick Read £20,626).
2. The share prices used for the 2022 and 2023 values, as set out in note 3 below, are lower than the grant prices for the respective awards. As such, no amount of the value shown in the 2022 or 2023 column is attributable to share price appreciation during the performance or vesting periods.
3. The value shown in the 2022 column is the award which vested on 26 June 2022 in respect of Nick Read and Margherita Della Valle, and is valued using the execution share price on 26 June 2022 of 126.82 pence. The value shown in the 2023 column is the award which vests on 3 August 2023 and is valued using an average closing share price over the last quarter of the 2023 financial year of 93.85 pence.
4. Margherita Della Valle and Nick Read receive a cash award equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The dividend value shown in 2023 relates to awards vesting on 3 August 2023.
5. Reflects the value of the SAYE benefit which is calculated as £375 x 20% per monthly contribution to reflect the discount applied based on savings made during the year.

2023 annual bonus ('GSTIP') payout (audited)

In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus ('GSTIP') and the resulting total annual bonus payout level for the year ended 31 March 2023 of 55.8% of maximum. This is applied to the maximum bonus level of 200% of base salary for each Executive Director. Commentary on our performance against each measure is provided on the next page.

Performance measure	Payout at maximum performance (% of salary)	Actual payout (% of salary)	Actual payout (% of overall bonus maximum)	Threshold performance level €bn	Target performance level €bn	Maximum performance level €bn	Actual performance level[1] €bn
Service revenue	50.0%	31.0%	15.5%	37.3	38.4	39.5	38.7
Adjusted EBIT	50.0%	16.6%	8.3%	5.2	6.0	6.7	5.7
Adjusted free cash flow	50.0%	36.4%	18.2%	4.5	5.0	5.5	5.2
Customer appreciation KPIs	50.0%	27.5%	13.8%	See overleaf for further details			
Total annual bonus payout level	**200.0%**	**111.5%**	**55.8%**				

Note:
1. These figures are adjusted for the impact of M&A, foreign exchange movements and any changes in accounting treatment.

Financial metrics
As set out in the table above, service revenue and free cash flow finished above the mid-points of the respective target ranges whilst EBIT finished below the mid-point of the respective target range.

Customer appreciation KPIs
An assessment of performance under the customer appreciation KPIs measure was conducted on a market-by-market basis. Each market was assessed against a number of different metrics which included:

- Churn – defined as total gross customer disconnections in the period divided by the average total customers in the period.
- Revenue market share – based on our total service revenue and that of our competitors in the markets we operate in.
- Net Promoter Score ('NPS') for both Consumer and Vodafone Business – defined as the extent to which our customers would recommend us.

All measures utilise data from our local markets which is collected and validated for quality and consistency by independent third-party agencies where possible. Further details on our performance against each key metric is set out below.

The business recorded positive churn results despite difficult and volatile market conditions linked to increasing price pressures. We experienced positive results across both mobile and fixed services in Portugal, and it was a particularly strong year for mobile churn in Italy, Turkey and South Africa. Network challenges in markets including Albania meant fixed service performance was more mixed although customer loyalty remained strong in a number of markets including the UK.

We continued to perform against revenue market share despite fierce competition across our markets. Strong performance was recorded in the UK, Egypt, Romania, and Ireland all of which demonstrated competitive resilience against this backdrop. Intense competition and increasing price pressures, particularly in some of our larger European markets, was also reflected in our overall position against this metric.

Consumer NPS performance during the year saw us retain market leader or co-leader positions in several markets including Italy and Egypt, with Portugal, Albania and Tanzania all retaining a significant lead. We also improved or defended our position to 'next-best' competitor in the UK, Spain and South Africa, although faced challenges in Greece and Turkey.

Stable Business NPS performance was recorded in the year, reflected in leading positions retained or strengthened in several markets, including South Africa, Portugal and Albania. While there remains some market difficulties in Egypt and Spain, we have seen advancements in markets like Italy where we have attained a market leader position.

It is within this context that overall performance against our customer appreciation KPI metrics during the year was judged to be above the mid-point of the target range. The aggregated performance for the Group is calculated on a revenue-weighted average to give an overall achievement. The overall Group achievement for the year was 55.0% of maximum.

Overall outcome

2023 annual bonus ('GSTIP') amounts	Base salary £'000	Maximum bonus % of base salary	2023 payout % of maximum	Actual payment £'000
Margherita Della Valle	1,082	200%	55.8%	1,206[1]
Nick Read	1,082	200%	55.8%	904[2]

Notes:
1. 25% of Margherita Della Valle's post-tax bonus will be deferred into shares for two years.
2. Reflects bonus paid in respect of services rendered as a Board Director for the period 1 April 2022 to 31 December 2022. Further details are provided on page 99.

Long-term incentive ('GLTI') award vesting in August 2023 (audited)
Vesting outcome
The 2021 long-term incentive ('GLTI') awards which were made to executives in November 2020 will vest at 53.2% of maximum in August 2023. The performance conditions for the three-year period ending in the 2023 financial year are as follows:

Adjusted FCF performance – 60% of total award (€bn)	
Below threshold	<14.70
Threshold	14.70
Maximum	16.70

TSR outperformance – 30% of total award	
Below threshold	Below median
Threshold	Median
Maximum	8.50% p.a.

TSR peer group	
BT Group	Orange
Deutsche Telekom	Royal KPN
Liberty Global	Telecom Italia
MTN	Telefónica
Telefónica Deutschland	

ESG performance – 10% of total award

Purpose pillar	ESG metric for 2021 GLTI	Overall ambition at time of 2021 GLTI	Baseline position for 2021 GLTI	Ambition for 2021 GLTI (10% of total award)
Planet	Greenhouse gas reduction	50% reduction from FY17 baseline by 2025	11% reduction from FY17 baseline at 31 March 2020	40% reduction from FY17 baseline by 31 March 2023
Inclusion for All	Women in management	40% representation of women in management by 2030	31% representation of women in management at 31 March 2020	34% representation of women in management by 31 March 2023
Digital Society	M-Pesa connections	Connect >50m people and their families to mobile money by 2025	40.5m connections at 31 March 2020	56m connections by 31 March 2023

Annual Report on Remuneration (continued)

The adjusted free cash flow for the three-year period ended on 31 March 2023 was €16.0 billion and equates to vesting under the FCF element of 72.7% of maximum.

The chart to the right shows that our TSR performance over the three-year period ended on 31 March 2023 was below the median of the peer group resulting in no vesting under this measure.

ESG performance across our three metrics was as follows:

- GHG reduction – GHG reduction of 65% as at 31 March 2023 from the FY17 baseline.
- Women In Management – 34% representation of women in management at 31 March 2023.
- M-Pesa – 53.2m connections at 31 March 2023.

The Committee reviewed the above performance and determined vesting under the ESG element of 95.3% of maximum. This reflected full achievement under the GHG reduction metric where the ambition was exceeded and the Women in Management metric where the ambition was achieved, and partial vesting under the M-Pesa metric where strong progress against the stretching ambition was made.

2021 GLTI award: TSR performance

Growth in the value of a hypothetical US$100 holding over the performance period, six month averaging


140
130
120
110
100
90
80
70
03/20
09/20
03/21
09/21
03/22
09/22
03/23
100
88
83
82
95
93
87
124
111
100
129
111
95
123
100
91
115
89
72
Vodafone Group
Median of peer group
Outperformance of median 8.5% p.a.

The vesting outcome when applied to the number of shares granted is set out in the table below.

2021 GLTI share awards subject to performance conditions vesting in August 2023	Maximum number of shares	Adjusted free cash flow performance payout % of maximum	Relative TSR performance payout % of maximum	ESG performance payout % of maximum	Weighted performance payout % of maximum	Number of shares vesting	Value of shares vesting ('000)
Margherita Della Valle	2,522,017	72.7%	0%	95.3%	53.2%	1,340,956	£1,258
Nick Read	3,283,876[1]	72.7%	0%	95.3%	53.2%	1,746,036	£1,639

Note:
1. Reflects time pro-rated award in respect of services rendered as a Board Director to 31 December 2022.

Specified procedures are performed by our internal audit team over the adjusted free cash flow to assist with the Committee's assessment of performance. The performance assessment in respect of the TSR measure is undertaken by WTW. ESG performance is reviewed by the ESG Committee and the Audit and Risk Committee prior to being presented to the Remuneration Committee for consideration. Details of how the plan works can be found in the Remuneration Policy.

Long-term incentive ('GLTI') awarded during the year (audited)

The independent performance conditions for the 2023 long-term incentive awards made in July 2022, and subject to a three-year performance period ending 31 March 2025, are adjusted free cash flow (60% of total award), relative TSR (30% of total award) and ESG (10% of total award) performance as follows:

Adjusted FCF performance (60% of total award)	Adjusted FCF performance (€bn)	Vesting percentage (% of FCF element)
Below threshold	<14.0	0%
Threshold	14.0	20%
Maximum	16.6	100%

TSR performance (30% of total award)	TSR outperformance	Vesting percentage (% of TSR element)
Below threshold	Below median	0%
Threshold	Median	20%
Maximum	8.50% p.a.	100%

TSR peer group			
BT Group	Deutsche Telekom	Liberty Global	MTN
Orange	Royal KPN	Telecom Italia	Telefónica
Telefónica Deutschland			

ESG performance – 10% of total award

Purpose pillar	ESG metric for 2023 GLTI	Overall ambition	Baseline position for 2023 GLTI	Ambition for 2023 GLTI
Planet	Net zero	Net zero under Scope 1 & 2 by 2030[1]	46% reduction in Scope 1 & 2 emissions versus a FY20 baseline at 31 March 2022	80% reduction in Scope 1 & 2 emissions versus a FY20 baseline by 31 March 2025
Inclusion for All	Female representation in management	40% representation of women in management by 2030	32% representation of women in management at 31 March 2022	35% representation of women in management by 31 March 2025
Digital Society/ Inclusion for All	Financial inclusion customers	>75m financial inclusion customers by 2026	54.5m financial inclusion customers at 31 March 2022	70.0m financial inclusion customers by 31 March 2025

Note:
1. This carbon reduction ambition has been approved by the Science Based Targets initiative.

The table below sets out the conditional awards of shares made to the Executive Directors in July 2022.

2023 GLTI performance share awards made in July 2022[1]	Maximum vesting level (number of shares)	Maximum vesting level (face value[2])	Proportion of maximum award vesting at minimum performance	Performance period end
Margherita Della Valle	4,419,335	£5,407,498	1/5th	31 Mar 2025
Nick Read	4,290,617	£5,249,999	1/5th	31 Mar 2025

Notes:
1. GLTI awards were granted as conditional share awards over shares with a value equal to the percentages of salary referred to on page 86. Margherita's maximum vesting reflects the 2023 GLTI award made in July 2022 and the subsequent top-up GLTI award made in February 2023 following her change in role. Nick's maximum vesting reflects the number of shares granted at maximum in July 2022 and which will be pro-rated for time worked (see page 99 for further details). Dividend equivalents on the shares that vest are paid in cash after the vesting date.
2. Face value calculated based on the closing share price on 26 July 2022 (day immediately preceding the date of the July grant) of 122.4 pence. This share price was also used when calculating Margherita's February 2023 grant.

Outstanding awards

The structure for awards made in August 2021 (vesting August 2024) and July 2022 (vesting July 2025) is set out on the previous page. Further details of the structure of these awards, and relevant targets, can be found in the Annual Report on Remuneration of the relevant year.

All-employee share plans

During the year the Executive Directors were eligible to participate in the Vodafone Group Sharesave Plan which is a HM Revenue & Customs ('HMRC') approved scheme. Options under the plan are granted at up to a 20% discount to market value and Executive Directors' participation is included in the option table on page 99.

Pensions (audited)

During the 2023 financial year, Margherita Della Valle accrued benefits under the defined contribution pension plan of £3,999.96, with the remainder of her 10% of base salary pension benefit for the year delivered as a cash allowance. Nick Read received a pro-rated cash allowance of 10% of base salary.

Margherita Della Valle has not participated in a Vodafone sponsored defined benefit scheme during her employment. Nick Read is a deferred member of the Vodafone Group Pension Scheme which closed to future accrual in 2010 before he was an Executive Director.

The Executive Directors are provided benefits in the event of death in service. In the event of ill health, an entitlement to benefit of two-thirds of base salary, up to a maximum benefit determined by the insurer, may be provided up until state pension age. In respect of the Executive Committee members, the Group has made aggregate contributions of £147,507 (2022: £143,175) into defined contribution pension schemes.

Alignment to shareholder interests (audited)

Share ownership levels and requirements for individuals who held the position of Executive Director are set out in the table below. The values in respect of Margherita Della Valle reflect her ownership requirement as at 31 March 2023. Following her permanent appointment as Group Chief Executive on 27 April 2023, Margherita's ownership requirement was increased to 500% of salary.

As shown in the chart below, Margherita increased her shareholding level during the year but due to share price movement (93.85 pence for the 31 March 2023 measurement compared to 126.61 pence used for the 2022 measurement), saw her ownership, as a percentage of salary and as calculated for these reporting purposes, decrease.

At 31 March 2023	Requirement as a % of salary	Current % of salary held	% of requirement achieved	Number of shares owned	Value of shareholding	Date for requirement to be achieved
Margherita Della Valle	400%	292%	73%	2,241,263	£2.1m	July 2023
Nick Read (as at 31 December 2022)	500%	445%	89%	5,127,436	£4.8m	July 2023

Margherita Della Valle (as at 31 March 2023)


Actual holding
(number of shares)
Holding scenario
(% of salary)
Goal deadline:
July 2023
2.2m
24%
increase
1.8m
31/03 2023
31/03 2022
400%
292%
328%
234%
350%
Goal
Actual 31/03 2023
Actual 31/03 2022
Illustrative 20% SP decrease
Illustrative 20% SP increase

Annual Report on Remuneration (continued)

The shareholding requirements include a post-employment condition whereby the Executive Directors will need to continue to hold shares equivalent to the value of their requirement at the date of departure (or actual holding on departure if the requirement has not been reached during employment) for a further two years post-employment. The Committee has a number of processes in place to ensure this condition is met, including executives agreeing to these terms prior to receiving an award, executives holding the majority of their shares (and at least up to the value of their requirement) in a Company accessible account, and the Committee having the ability to lapse any unvested GLTI awards if the condition is not met.

Collectively the Executive Committee, including the Executive Director, owned 23,565,656 Vodafone shares at 31 March 2023, with a value of over £22.1 million. None of the Executive Committee members' shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares.

Directors' interests in the shares of the Company (audited)

A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the outstanding shares subject to award and options are set out in the table below and on page 99.

At 31 March 2023	Total number of interests in shares (at maximum)[1]	Unvested with performance conditions (at target)	Unvested with performance conditions (at maximum)	Share options SAYE (unvested without performance conditions)
Executive Directors				
Margherita Della Valle	11,879,532	5,782,961	9,638,269	–
Nick Read (as at 31 December 2022)	18,147,068	7,793,305	12,988,842	30,790
Total	**30,026,600**	**13,576,266**	**22,627,111**	**30,790**

Note:
1. This includes both owned shares and the maximum number of unvested share awards.

The total number of interests in shares includes interests of connected persons, unvested share awards and share options.

At 31 March 2023	Total number of interests in shares
Non-Executive Directors	
Stephen A. Carter CBE (appointed 26 July 2022)	96,805
Delphine Ernotte Cunci (appointed 26 July 2022)	30,000
Sir Crispin Davis	34,500
Michel Demaré	100,000
Dame Clara Furse	150,000
Valerie Gooding	28,970
Deborah Kerr	(ADRs) 12,000[1]
Maria Amparo Moraleda Martinez	30,000
David Nish	107,018
Christine Ramon (appointed 14 November 2022)	–
Simon Segars (appointed 26 July 2022)	40,000
Jean-François van Boxmeer	347,374

Note:
1. One ADR is equivalent to 10 ordinary shares.

At 16 May 2023, and during the period from 1 April 2023 to 16 May 2023, no Director had any interest in the shares of any subsidiary company. Other than those individuals included in the tables above who were Board members at 31 March 2023, members of the Group's Executive Committee at 31 March 2023 had an aggregate beneficial interest in 21,324,393 ordinary shares of the Company. At 16 May 2023, the Directors had an aggregate beneficial interest in 3,325,930 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 18,116,851 ordinary shares of the Company. The change in the number of shares held by the Executive Committee reflects a change in membership following the year-end, None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company's ordinary shares.

Performance share awards

The maximum numbers of shares subject to outstanding awards that have been granted to Directors under the long-term incentive ('GLTI') plan are currently as follows:

GLTI performance share awards	2021 award Awarded: November 2020 Performance period ending: March 2023 Vesting date: August 2023 Share price at grant: 124.9 pence	2022 award Awarded: August 2021 Performance period ending: March 2024 Vesting date: August 2024 Share price at grant: 116.8 pence	2023 award Awarded: July 2022/February 2023 Performance period ending: March 2025 Vesting date: July 2025 Share price at grant: 122.4 pence
Margherita Della Valle	2,522,017	2,696,917	4,419,335
Nick Read (as at 31 December 2022)[1]	4,203,362	4,494,863	4,290,617

Note:
1. These figures reflect the maximum number of shares subject to award as at 31 December 2022 and therefore do not reflect the impact of pro-ration for time worked which was applied following the end of Nick's employment. Further details can be found on page 99.

Details of the performance conditions for the awards can be found on pages 95 to 97 or in the Remuneration Report from the relevant year.

Share options

The following information summarises the Executive Directors' options under the HMRC approved Vodafone Group 2008 Sharesave Plan ('SAYE'). No other Directors have options under any schemes and, other than under the SAYE, no options have been granted since 2007. Options under the SAYE were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount.

	Grant date	At 1 April 2022 or date of appointment Number of shares	Options granted during the 2023 financial year Number of shares	Options exercised during the 2023 financial year Number of shares	Options lapsed during the 2023 financial year Number of shares	Options held at 31 March 2023 Number of shares	Option price Pence[1]	Date from which exercisable	Expiry date	Market price on exercise Pence	Gain on exercise
Nick Read (position at 31 December 2022)											
SAYE	2 Mar 17	4,854	–	–	4,854	–	154.51	1 Apr 22	1 Oct 22	–	–
SAYE	14 Jul 17	8,438	–	–	–	8,438	177.75	1 Sep 22	1 Mar 23	–	–
SAYE	11 Jul 22	–	22,352	–	–	22,352	100.66	1 Sep 27	1 Mar 28	–	–
Total		**13,292**	**–**	**–**	**4,854**	**30,790**				**–**	**–**

Note:
1. The closing trade share price on 31 March 2023 was 89.30 pence. The highest trade share price during the year was 132.14 pence and the lowest price was 83.73 pence.

At 16 May 2023 there had been no change to the Directors' interests in share options from 31 March 2023. At 16 May 2023 members of the Group's Executive Committee held options for 39,969 ordinary shares at prices ranging from 77.6 pence to 111.7 pence per ordinary share, with a weighted average exercise price of 94.6 pence per ordinary share exercisable at dates ranging from 1 September 2023 to 1 March 2026.

Margherita Della Valle, Aldo Bisio, Maaike de Bie, Ahmed Essam, Shameel Joosub, Vinod Kumar, Alberto Ripepi, Philippe Rogge and Serpil Timuray held no options at 16 May 2023.

Loss of office payments (audited)

Nick Read stepped down as Group Chief Executive and as a Director of the Company on 31 December 2022. During the period 1 January 2023 to 31 March 2023. Nick remained available to the Board as an adviser and, for the remainder of his employment (to 31 March 2023), received his salary (£270,375), car allowance (£4,800), private medical cover (£608), and pension allowance (£27,038). Nick remained eligible for a 2023 GSTIP, subject to performance conditions, until the end of his employment on 31 March 2023. In line with the relevant reporting regulations, the proportion of Nick's 2023 GSTIP payment in respect of his period of employment between 1 January 2023 and 31 March is £301,468, with the payment in respect of his time worked as a Director (1 April 2022 to 31 December 2022) set out on page 95.

At 1 April 2023, Nick had worked 3 months and 27 days of his notice period. Nick is entitled to receive payments in lieu of his salary (£732,629), and continued participation in the Vodafone Group Private Medical Plan (£1,898), for the remainder of his 12-month notice period. Payments will be made in monthly instalments, subject to mitigation in accordance with his service contract, until 5 December 2023, when his notice period would otherwise have ended.

Nick's 2021, 2022, and 2023 GLTI awards will be pro-rated on a time worked basis and will vest, subject to performance, at the normal vesting dates in accordance with the share plan rules. Nick will receive a cash payment equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest.

Nick will receive a contribution of up to £7,000 (excluding VAT) towards legal fees incurred in connection with his departure and be entitled to outplacement support of up to £50,000 (excluding VAT) paid directly to the supplier.

Nick received no further payments other than those stated above, and, other than the pro-rated GLTI awards and associated dividend equivalent cash payments detailed above, will receive no further payments or benefits aside from the provision of a SIM card for his personal use at the Company's expense for a period of three years commencing 1 April 2023.

Payments to past Directors (audited)

During the 2023 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £24,657 (2022: £23,679).

Fees retained for external non-executive directorships

Executive Directors may hold positions in other companies as non-executive directors and retain the fees paid to them in respect of these services.

During the year ended 31 March 2023, Margherita Della Valle served as a non-executive director on the board of Reckitt Benckiser Group plc where she retained fees of £118,000 (2022: £115,563). Nick Read served as a non-executive director on the board of Booking Holdings Inc. where he retained fees of US$250,343 in respect of the period to 31 December 2022 (2022: US$462,571).

2023 remuneration for the Chair and Non-Executive Directors (audited)

	Salary/fees		Benefits[1]		Total	
	2023 £'000	2022 £'000	**2023 £'000**	2022 £'000	**2023 £'000**	2022 £'000
Chair						
Jean-François van Boxmeer	650	650	29	18	679	668
Senior Independent Director						
Valerie Gooding	165	165	10	9	175	174
Non-Executive Directors						
Stephen A. Carter CBE (appointed 26 July 2022)	79	–	2	–	81	–
Delphine Ernotte Cunci (appointed 26 July 2022)	79	–	5	–	84	–
Sir Crispin Davis	115	115	12	9	127	124
Michel Demaré	115	115	11	1	126	116
Dame Clara Furse	115	115	9	3	124	118
Deborah Kerr	115	10	14	1	129	11
Maria Amparo Moraleda Martinez	140	137	10	1	150	138
David Nish	140	140	19	10	159	150
Christine Ramon (appointed 14 November 2022)	44	–	1	–	45	–
Simon Segars (appointed 26 July 2022)	79	–	12	–	91	–
Total	**1,836**	**1,447**	**134**	**52**	**1,970**	**1,499**

Note:
1. This includes certain travel and accommodation expenses in relation to attending Board meetings which are treated as a taxable benefit. Values include these travel expenses and the corresponding tax contribution.

Annual Report on Remuneration (continued)

Pay in the wider context

Fair pay at Vodafone

As part of its review of executive remuneration arrangements, the Committee takes account of the pay policies in place across the wider business. This includes considering the structure of remuneration offerings at each level of the business to ensure there is a strong rationale for how packages evolve across the different levels of the organisation.

During the year the Committee reviewed the remuneration structure across the business, which included how our arrangements aligned with our strategy, supported our purpose, and celebrated the Spirit of Vodafone. The update also set out the results of the latest annual fair pay review, including where the key focus areas were and what actions had been agreed locally to implement any required adjustments.

In addition to being a core principle of the Committee, there is a clear culture in our business of ensuring we offer competitive and fair pay to all our people. Our approach across our business is guided by the six principles set out below. Our commitment to these principles is reflected in how the UK-based Living Wage Foundation has certified us as an Accredited Living Wage employer.

1. Market competitive

The pay of our people is reflective of their skills, role and function and the external market.

We annually review the pay of each person and actively manage any who fall below the market competitive range.

2. Free from discrimination

Our pay should not be affected by gender, age, disability, gender identity and expression, sexual orientation, race, ethnicity, cultural heritage or belief.

We annually compare the average position of our men and women against their market benchmark, grade and function to identify and understand any differences and take action if necessary.

3. Ensure a good standard of living

We work with an independent organisation, the Fair Wage Network, to assess how our pay compares to the 'living wage' in each of our markets because we are committed to providing a good standard of living for our people and their families.

4. Share in our successes

All our people should have the opportunity to share in our success by being eligible to receive some form of performance-related pay, e.g. a bonus, shares or sales incentive.

5. Provide benefits for all

Our global standard is to offer all our people life insurance, parental leave and access to either Company or state provided healthcare and pension provision.

6. Open and transparent

We ensure that our people understand their pay. We do this through a series of user-friendly guides, webpages and an annual reward statement, which help explain our people's pay and outline the value of their core reward package.

In addition, our people also receive monthly or weekly payslips and a payment schedule.

Cost of living actions

It is recognised that rising inflation levels and the subsequent cost of living crisis have impacted employees across a number of our markets this year. We have provided targeted support in a number of these locations, including the UK, Turkey and Egypt, to help alleviate the impact of these pressures and continue to monitor the market conditions across all of our locations' entities. Such measures included additional or accelerated salary reviews, the provision of extra cash allowances, and the careful consideration of wider market conditions when setting salary budgets for the 2023 review. In the UK specifically, additional support has been provided to lower-paid employees who have been particularly impacted by increases to the consumer price index. This included a 10% base salary increase to employees with salaries of less than £25,000, whilst employees with a base salary of between £25,000 and £35,000 received a £1,000 cash payment.

Click to read more about fair pay at Vodafone:
vodafone.com/fair-pay

Stakeholder engagement

The Committee considers all stakeholder groups when setting executive pay including:

Employees

The Committee is fully briefed on pay arrangements across the business to ensure any decisions on executive pay are made within our wider business context and take into account wider employee pay conditions. We engage with our employees through a variety of means including employee forums, interactive webinars (including with our executives), global Spirit Beat surveys and digital platforms, all of which give our people the chance to voice their opinion on any area of interest, including all-employee and executive pay.

Shareholders

The Committee values the active participation of our shareholders during our consultations and fully considers all feedback as part of the review process.

Government

The Committee actively engages with external professional bodies and government departments when they issue consultations on proposed changes to legislation or reporting guidelines.

Wider society

The Committee is fully aware that society remains concerned about the risk of excessive executive pay practices in the wider market. The Committee believes that transparent reporting and active engagement in explaining both the operation of, and rationale for, executive pay decisions is key for businesses to retain trust in this area.

UK gender pay gap reporting

Each year we publish our UK gender pay gap in line with the statutory UK methodology. The nature of the statutory calculation means the gap will fluctuate year on year, influenced by changes in our business structure, Company performance and the percentage of men and women at all levels and positions. The existence of a UK gender pay gap in our business is primarily a consequence of more men than women holding senior or specialist, and therefore higher-paid, roles.

With our commitment to embed an inclusive culture, we continue our work to reduce the gap and have made good progress since the publication of our first report in 2017. Our global programmes aim to support women across different roles, areas, and geographies of our business and will, over time, reduce our specific UK gender pay gap which this year was calculated as 10.4% – a slight increase from our 2021 figure of 9.6%.

We have been recognised by the Bloomberg Gender-Equality Index as a leader in creating equity for women. We are proud of the policies that we have put in place to support our employees and we remain committed to addressing female representation at senior levels and the gender pay gap.

Click to learn more about our initiatives, case studies, and key statistics on our dedicated UK gender pay gap webpage: **vodafone.com/uk-gender-pay-gap**

Relative spend on pay

The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group.

€m


2,483
2,502
5,334
5,842
2022
2023
2022
2023
Distributed by way of dividends
Overall expenditure on remuneration for all employees

Read more details on dividends and expenditure on remuneration for all employees, on pages 152 and 187 respectively

CEO pay ratio

The following table sets out our CEO pay ratio figures:

Year	CEO single figure (£'000)	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2023[1]	4,823	Option B	139:1	68:1	52:1
2022	4,173	Option B	113:1	73:1	48:1
2021	3,551	Option B	106:1	87:1	42:1
2020	3,529	Option B	113.1	69.1	45.1
2019	4,359	Option B	154:1	107:1	56:1

Note:
1. The CEO single figure used in the calculation of the 2023 ratios reflects a blended figure for Nick Read and Margherita Della Valle, recognising the change in incumbency for the role during this year. The CEO single figure used in the calculation of the 2019 ratios reflects a blended figure for Vittorio Colao and Nick Read, recognising the change in incumbency for the role during this year.

Annual Report on Remuneration (continued)

The pay ratio figures in the above table are calculated using the following total pay and benefits information:

Year	Supporting information	25th percentile pay ratio (£'000)	Median pay ratio (£'000)	75th percentile pay ratio (£'000)
2023	Salary	26.5	56.1	75.6
	Total pay and benefits	34.6	70.5	92.8
2022	Salary	31.7	47.1	71.5
	Total pay and benefits	36.9	57.5	87.2
2021	Salary	30.0	37.1	71.2
	Total pay and benefits	33.5	41.0	85.3
2020	Salary	28.0	42.8	65.0
	Total pay and benefits	31.3	51.1	78.6
2019	Salary	23.1	36.4	65.0
	Total pay and benefits	28.3	40.8	78.2

The calculation methodology used reflects Option B as defined under the relevant regulations. In line with the relevant regulations this utilises the most recently collected and disclosed data analysed within our Gender Pay Gap report, with employees at the three quartiles identified from this analysis and their respective single figure values calculated.

To ensure this data accurately reflects individuals at such quartiles, the single figure values for individuals immediately above and below the identified employee at each quartile within the gender pay gap analysis were also reviewed.

In recent years our ratios have remained relatively consistent, reflecting how the single figures for both the Chief Executive and employees at the quartile positions have remained stable when viewed over the period set out in the table above. In general we expect the ratios to be primarily driven by the valuation of the long-term incentive that is included in the Chief Executive's single figure for the year.

Change in remuneration for Directors and all employees

In line with regulatory requirements, the table below calculates the percentage change in Directors' remuneration (salary, taxable benefits and annual bonus payment) compared to the average remuneration for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2021 (2021 to 2022) and 2022 (2022 to 2023) (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high salary inflation; therefore Vodafone's UK-based Group employees are deemed the most appropriate employee group for this comparison.

	Percentage change from 2022 to 2023			Percentage change from 2021 to 2022		
	Base salary/fees	Taxable benefits	Annual bonus	Base salary/fees	Taxable benefits	Annual bonus
Executive Directors						
Margherita Della Valle	15.1%	18.2%	24.6%	0.0%	4.8%	11.6%
Nick Read (until 31 December 2022)	-23.5%	0.0%	-37.7%	0.0%	31.3%	11.6%
Non-Executive Directors						
Jean-François van Boxmeer	0.0%	61.1%	–	118.9%	–	–
Valerie Gooding	0.0%	11.1%	–	0.0%	–	–
Stephen A. Carter CBE (appointed 26 July 2022)	–	–	–	–	–	–
Delphine Ernotte Cunci (appointed 26 July 2022)	–	–	–	–	–	–
Sir Crispin Davis	0.0%	33.3%	–	0.0%	800.0%	–
Michel Demaré	0.0%	1,000.0%	–	0.0%	–	–
Dame Clara Furse	0.0%	200.0%	–	0.0%	–	–
Deborah Kerr (appointed 1 March 2022)	1,050.0%	1,300.0%	–	–	–	–
Maria Amparo Moraleda Martinez	2.2%	900.0%	–	19.1%	–	–
David Nish	0.0%	90.0%	–	0.0%	900.0%	–
Christine Ramon (appointed 14 November 2022)	–	–	–	–	–	–
Simon Segars (appointed 26 July 2022)	–	–	–	–	–	–
Other Vodafone Group employees employed in the UK	**5.8%**	**5.2%**	**-9.6%**	**2.5%**	**0.3%**	**80.0%**

The year-on-year increase in Margherita Della Valle's pay reflects Margherita's appointment as Group Chief Executive on an interim basis, in addition to her existing role as Chief Financial Officer, effective 1 January 2023. This change in role during the year under review is therefore reflected in Margherita's 2023 figures compared to the 2022 figures which reflect Margherita's role as Chief Financial Officer. The percentage increase in the table above does not reflect the actual increase during the year under review in respect of the salary payable for the role of Chief Executive which was increased by 3% effective 1 July 2022.

The significant year-on-year increase in Deborah Kerr's fees and taxable benefits reflect how the 2022 values reflect one month of service which covers the period between Deborah joining on 1 March 2022 and the year-end on 31 March 2022. By comparison, the 2023 figures reflect a full 12 months of time worked therefore resulting in a high year-on-year percentage increase despite there being no actual increase in the fees payable to the Non-Executive Directors during this period.

Whilst some of the percentages within the 'Taxable benefits' column look significant, these actually reflect relatively small increases in value when viewed on an absolute basis. Where an individual had no taxable benefit values in 2022 it has not been possible to calculate a percentage for the table above.

Assessing pay and performance

In the table below we summarise the Chief Executive's single figure remuneration over the past 10 years and how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a 10-year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes many of our closest competitors. It should be noted that the TSR element of the 2021 GLTI is based on the TSR performance shown in the chart on page 96 and not this chart.

10-year historical TSR performance
Growth in the value of a hypothetical €100 holding over 10 years


2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Vodafone Group
STOXX Europe 600 Index
100
124
149
143
132
128
101
84
108
110
81
118
145
127
148
149
158
138
190
207
215

Financial year remuneration for Chief Executive


2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
100
90
80
70
60
50
40
30
20
10
0
Annual bonus average 55%
LTI average 36%

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Single figure of total remuneration £'000		8,014	2,810	5,224	6,332	7,389	2,740[1] /1,619[2]	3,529	3,551	4,173	3,875[3] /948[4]
Annual bonus (actual award versus max opportunity)		44%	56%	58%	47%	64%	44%	52%	62%	69%	56%
Long-term incentive (vesting versus max opportunity)		37%	0%	23%	44%	67%	40%	50%	22%	26%	53%

Notes:
1. Reflects the single figure in respect of Vittorio Colao for the period of 1 April 2018 to 30 September 2018.
2. Reflects the single figure in respect of Nick Read for the period of 1 October 2018 to 31 March 2019.
3. Reflects the single figure in respect of Nick Read for the period of 1 April 2022 to 31 December 2022.
4. Reflects the single figure in respect of Margherita Della Valle for the period of 1 January 2023 to 31 March 2023.

Annual Report on Remuneration (continued)

2024 remuneration

Details of how the Remuneration Policy will be implemented for the 2024 financial year are set out below.

Prior to reviewing executive remuneration arrangements, including those of the Executive Committee, the Committee was fully briefed on remuneration arrangements elsewhere in the business. This included a detailed discussion of the structure of remuneration offerings at each level of the business, how pay at these levels is determined, and the findings of the latest annual fair pay review. The Committee also considered the external context and decisions made in relation to our wider employee population.

The cumulative effect of these discussions was that the Committee was able to make decisions in respect of executive remuneration in the context of the wider employee pay landscape within the business.

2024 base salaries

Following her appointment to the position of Group Chief Executive, Margherita Della Valle's salary was set at £1,250,000. The Committee decided the new salary was appropriate when compared against the external market using the Committee's normal comparator groups of the EuroTop 25-75 and FTSE 30 (both excluding financial services companies), was fair from a gender pay perspective given its long standing work on fair pay and reflected both the responsibilities and demands of the role.

During the year no additional salary payment or allowance has been made to Margherita in respect of her carrying out the dual roles of Group Chief Executive and Group Chief Financial Officer. This will remain the approach going forward, and it is intended that Margherita will continue with her dual responsibilities until a new Group Chief Financial Officer is appointed.

Pension

Pension arrangements for Executive Directors will remain unchanged at 10% of salary, in line with the maximum employer contribution level for the wider UK population.

2024 annual bonus ('GSTIP')

Following its annual review of the GSTIP structure, the Committee agreed that the 2024 plan should support the strategic priorities of Growth and Customers. The constituent performance measures remain unchanged with the key change from the 2023 plan being separation of Net Promoter Score, revenue market share, and churn into standalone measures. The performance measures and weightings for 2024 are outlined below:

Growth (70% of total)
Service revenue (20%); adjusted EBIT (20%); adjusted free cash flow (20%); and revenue market share (10%)

Customers (30% of total)
Net Promoter Score[1] (20%); and churn (10%).

Note:
1. The assessment of NPS utilises data collected in our local markets which is validated for quality and consistency by independent third-party agencies.

Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2024 Remuneration Report following the completion of the financial year.

Long-term incentive ('GLTI') awards for 2024

Awards for 2024 will be made in line with the arrangements described in our policy on pages 89 and 90. Vesting of the 2024 award will be subject to adjusted free cash flow (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. Performance will be measured over the three financial years ending 31 March 2026, and any net vested shares will be subject to an additional two-year holding period. It is anticipated that the final awards will be reviewed by the Committee at the July 2023 meeting and, subject to the Committee's approval, will be granted shortly afterwards.

Further details of the 2024 award targets are provided are on the following page.

Adjusted free cash flow (60% of total award)

Details of the final three-year adjusted free cash flow target range will be disclosed in the relevant market announcement at the time of grant and published in the 2024 Directors' Remuneration Report.

Relative TSR (30% of total award)

Following the annual review of the performance measures which included a review of analysis provided by the Committee's external advisers, the Committee determined that the TSR outperformance range for the 2024 award should be set at 7.0% p.a. at maximum.

The Committee further determined that the TSR peer group should remain unchanged for the 2024. Further details are set out in the tables below.

Relative TSR (30% of total award)	TSR outperformance	Vesting (% of relative TSR element)
Below threshold	Below median	0.0%
Threshold	Median	20.0%
Maximum	7.0% p.a.	100.0%

TSR peer group				
BT Group	Deutsche Telekom	Liberty Global	MTN	Orange
Royal KPN	Telecom Italia	Telefónica	Telefónica Deutschland	

Linear interpolation (i.e. straight-line vesting) occurs for performance between threshold and maximum.

ESG (10% of total award)

The table below sets out how performance under the ESG measure for the 2024 award will be assessed against three quantitative ambitions:

Purpose pillar	Metric for 2024 GLTI	Overall ambition	Baseline position for 2024 GLTI	Ambition for 2024 GLTI
Planet	Net zero	Net zero under Scope 1 & 2 by 2030[1]	52% reduction in Scope 1 & 2 emissions versus a FY20 baseline at 31 March 2023	84% reduction in Scope 1 & 2 emissions versus a FY20 baseline by 31 March 2026
Inclusion for All	Female representation in management	40% representation of women in management by 2030	34% representation of women in management at 31 March 2023	36% representation of women in management by 31 March 2026
Digital Society/ Inclusion for All	Financial inclusion customers	>75m financial inclusion customers by 2026	60.7m financial inclusion customers at 31 March 2023	70.0m financial inclusion customers by 31 March 2026

Note:
1. This carbon reduction ambition has been approved by the Science Based Targets initiative.

Each ambition for the 2024 award has been set by considering both our externally communicated targets and our internal progress as at 31 March 2023.

At the end of the performance period the Committee will assess achievement across the three metrics against the stated ambitions and determine vesting under this element. Full disclosure of the rationale for the final vesting decision will be provided in the relevant Directors' Remuneration Report.

Annual Report on Remuneration (continued)

2024 remuneration for the Chair and Non-Executive Directors

Fees for our Chair and Non-Executive Directors have been benchmarked against the FTSE 30 (excluding financial services companies). Following this year's review it was agreed that the current fee levels, which are set out in the table below, would remain unchanged.

Position/role	Fee payable £'000
Chair[1]	650
Non-Executive Director	115
Additional fee for the Senior Independent Director	25
Additional fee for Chair of the Audit and Risk Committee	25
Additional fee for Chair of the ESG Committee	25
Additional fee for Chair of the Remuneration Committee	25

Note:
1. The Chair's fee also includes the fee for the chairing of the Nominations and Governance Committee.

Further remuneration information

Dilution

All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards is approximately 2.4% of the Company's share capital at 31 March 2023 (2.7% at 31 March 2022), whilst from all-employee share awards it is approximately 0.3% (0.3% at 31 March 2022). This gives a total dilution of 2.7% (3.0% at 31 March 2022).

Service contracts

The terms and conditions of appointment of our Directors are available for inspection at the Company's registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors' letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated.

This report on remuneration has been approved by the Board of Directors and signed on its behalf by:



Valerie Gooding
Chair of the Remuneration Committee

16 May 2023

Our US listing requirements

As Vodafone's American Depositary Shares are listed on NASDAQ Stock Market LLC ('NASDAQ'), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone's corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ.

The material differences are set out in the following table:

Board member independence	Different tests of independence for Board members are applied under the 2018 UK Corporate Governance Code (the 'Code') and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ's detailed definitions of independence as set out in the NASDAQ listing rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone's Non-Executive Directors is independent within the meaning of those requirements.
Committees	The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee's purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers.
	– Our Nominations and Governance Committee is chaired by the Chair of the Board and its other members are independent Non-Executive Directors.
	– Our Remuneration Committee is composed entirely of independent Non-Executive Directors.
	– Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code; and (ii) meets the independence requirements of the Securities Exchange Act of 1934.
	– We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, all of which comply with the requirements of the Code and are available for inspection on our website at vodafone.com/governance.
	– These terms of reference are generally responsive to the relevant NASDAQ listing rules, but may not address all aspects of these rules.
Code of Ethics and Code of Conduct	Under the NASDAQ listing rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a 'Code of Ethics' set out in section 406 of the Sarbanes-Oxley Act.
	– We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act which is applicable only to the senior financial and principal executive officers. Click to read our Code of Ethics: **vodafone.com/governance**
	– We have also adopted a separate Code of Conduct which applies to all employees.
Quorum	The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the holders of ordinary shares for shareholder meetings.
Related party transactions	In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds, or (ii) have unusual features in accordance with the Listing Rules issued by the Financial Conduct Authority (FCA) in the UK (the 'Listing Rules'), the Companies Act 2006 and our Articles of Association. Further, we use the definition of a transaction with a related party as set out in the Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ listing rules.
Shareholder approval	When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ listing rules and the Listing Rules. Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

Directors' report

The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2023.

This report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure Guidance and Transparency Rule ('DTR') 4. Certain information that fulfils the requirements of the Directors' report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors' report by reference.

Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address and contact number of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England, telephone +44 (0)1635 33251.

Responsibility statement

As required under the DTRs, a statement made by the Board regarding the preparation of the financial statements is set out on pages 111-112 which also provides details regarding the disclosure of information to the Company's auditor and management's report on internal control over financial information.

Going concern

The going concern statement required by the Listing Rules and the UK Corporate Governance Code (the 'Code') is set out in the 'Directors' statement of responsibility' on page 112.

System of risk management and internal control

The Board is responsible for maintaining a risk management and internal control system and for managing the principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee Report on pages 77-82.

The Board has implemented in full the Financial Reporting Council's ('FRC') 'Guidance on Risk Management, Internal Control and Related Financial and Business Reporting' for the year end to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company's principal risks (which can be found on pages 51-57).

Corporate Governance Statement

The Corporate Governance Statement setting out how the Company complies with the Code is set out on page 63. This includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process. The information required by DTR 7.2.6R can be found in the 'Shareholder information' section on pages 230-235. A description of the composition and operation of the Board and its Committees including the Board Diversity Policy is set out on page 68, pages 74-84 and page 93. The Code can be viewed in full at frc.org.uk.

Strategic report

The Strategic report is set out on pages 1-59 and is incorporated into this Directors' report by reference.

Directors and their interests

The Directors of the Company who served during the financial year ended 31 March 2023 and up to the date of signing the financial statements are as follows: Jean-François van Boxmeer, Margherita Della Valle, Stephen A. Carter CBE (appointed 26 July 2022), Delphine Ernotte Cunci (appointed 26 July 2022), Sir Crispin Davis, Michel Demaré, Dame Clara Furse, Valerie Gooding, Deborah Kerr, Maria Amparo Moraleda Martinez, David Nish, Christine Ramon (appointed 14 November 2022) and Simon Segars (appointed 26 July 2022). Nick Read stepped down on 31 December 2022. A summary of the rules related to the appointment and replacement of Directors and Directors' powers can be found on pages 231-232. Details of the Directors' interests in the Company's ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 86-106.

Directors' conflicts of interest

Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 75.

Directors' indemnities

In accordance with our Articles of Association and to the extent permitted by law, Directors are granted an indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a directors' and officers' liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently.

Disclosures required under Listing Rule 9.8.4

The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone.

Capital structure and rights attaching to shares

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of American Depositary Shares ('ADS') on NASDAQ.

ADSs, each representing 10 ordinary shares, are traded on NASDAQ under the symbol 'VOD'. The ADSs are evidenced by American Depositary Receipts ('ADR') issued by J.P. Morgan, as depositary, under a deposit agreement, dated 15 February 2022 between the Company, the depositary and the holders from time to time of ADRs issued thereunder.

ADS holders are not shareholders in the Company but may instruct J.P. Morgan on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See 'Articles of Association and applicable English law' and 'Rights attaching to the Company's shares – Voting rights' on pages 231-232.

All information relating to the Company's capital structure, rights attaching to shares, dividends, the policy to repurchase the Company's own shares, details of Company share repurchases and details of other shareholder information is contained on pages 24-25 and pages 230-235.

Change of control

Details of change of control provisions in the Company's revolving credit facilities are set out in note 22 'Capital and financial risk management'.

Information on agreements between the Company and its Directors providing for compensation for loss of office of employment (including details of change of control provisions in share schemes) is set out on pages 91-92. Other than these, there are no agreements between the Company and its employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

Dividends

Full details of the Company's dividend policy and proposed final dividend payment for the year ended 31 March 2023 are set out on page 25 and note 9 to the consolidated financial statements.

Sustainability

Information about the Company's approach to sustainability risks and opportunities is set out on pages 26-49 and on pages 51-59. Details of our greenhouse gas emissions are also included on these pages.

Political donations

No political donations or contributions to political parties under the Companies Act 2006 have been made during the financial year. The Group policy is that no political donations be made or political expenditure incurred.

Financial risk management objectives and policies

Disclosures relating to financial risk management objectives and policies, including our policy for hedging, are set out in note 22 to the consolidated financial statements and disclosures relating to exposure to credit risk, liquidity risk and market risk are outlined in note 22.

Important events since the end of the financial year

On 17 April 2023, the Group entered into an agreement to sell M-Pesa Holding Company Limited to Safaricom Plc, an associate entity of the Group. Further details can be found in note 33 to the consolidated financial statements.

On 11 May 2023, the Company announced that it had agreed a strategic relationship with Emirates Telecommunications Group Company PJSC ("e&"). Further details can be found under 'Material contracts' on page 233.

There were no other important events affecting the Company which have occurred since the end of the financial year.

Future developments within the Group

The Strategic report contains details of likely future developments within the Group.

Group policy compliance

Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional Chief Executives and the Senior Leadership Team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities.

Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. All of the key Group policies have been consolidated into the Vodafone Code of Conduct which applies to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistleblowing process (known internally as 'Speak Up').

Read more on page 40

Branches

The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Further details are included in note 31.

Employee disclosures

Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability while employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, diversity, employee engagement and policies are set out on page 11, pages 33 and 34, page 64, page 72, page 75 and page 76.

The Directors' Report was approved by the Board and signed on its behalf by the Group General Counsel and Company Secretary.

Maaike de Bie
Group General Counsel and Company Secretary

16 May 2023

Reporting on our financial performance

Index

Directors' statement of responsibility

The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company's auditor, going concern and management's report on internal control over financial reporting.

Financial statements and accounting records

Company law of England and Wales requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the Directors are required to:

- Select suitable accounting policies and apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- State whether the consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and with the requirements of the UK Companies Act 2006 (the 'Act');
- State for the Company's financial statements whether applicable UK accounting standards have been followed; and
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements are prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' responsibility statement

Each of the Directors, whose names and functions are listed on pages 65 to 67, confirms that, to the best of their knowledge:

- The consolidated financial statements, prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, give a true and fair view of the assets, liabilities, financial position and profit of the Group;
- The parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and
- The Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces.

The Directors are also responsible under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group's core and sustainable business objectives.

Having taken advice from the Audit and Risk Committee, the Board considers the Annual Report, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy.

Neither the Company nor the Directors accepts any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

Disclosure of information to the auditors

Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company's auditor is unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company's auditor is aware of that information.

Directors' statement of responsibility (continued)

Going concern

The Group's business activities, performance, position, principal risks and uncertainties and the Directors' assessment of its long-term viability are set out on page 57.

In addition, the funding position of the Group is included in 'Borrowings' and 'Capital and financial risk management' in notes 21 and 22, respectively, to the consolidated financial statements. Notes 21 and 22 include disclosure in relation to the Group's objectives, policies and processes for managing as well as details regarding its capital, its financial risk management objectives, details of its financial instruments and hedging activities, and its exposures to credit risk and liquidity risk. As noted on pages 177 to 178, the Group has access to substantial cash and financing facilities.

The Group also believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below.

Business planning process and performance management

The Group's forecasting and planning cycle consists of in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and net debt projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results to identify variances and understand the drivers of the changes and their future impact so management can take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts.

Cash flow and liquidity reviews

The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a liquidity forecast which is prepared and updated at least on a monthly basis, which highlights the extent of the Group's liquidity based on controlled cash flows and the headroom under the Group's undrawn revolving credit facility. The key inputs into this forecast are:

- Free cash flow forecasts with information taken from the business planning process;
- Bond and other debt maturities; and
- Expectations for shareholder returns, spectrum auctions and M&A activity.

The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of the reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee.

The Directors have also considered sensitivities in respect of potential downside scenarios in concluding that the Group is able to continue in operation for the period to 30 June 2024 from the date of approving the consolidated financial statements. Those sensitivities include the non-refinancing, with the exception of hybrid bonds, of debt maturities in the assessment period. A reverse stress test was also reviewed to understand how severe conditions would have to be to breach liquidity including the required reduction in Adjusted EBITDAaL. The Directors also considered the availability of the Group's €7.7 billion undrawn revolving credit facilities as at 31 March 2023.

In reaching their conclusion on the going concern assessment, the Directors also considered the findings of the work performed to support the statement on the long-term viability of the Group. As noted on page 57, this included key changes to relevant principal risks in light of global economic and political uncertainty, sensitivity analysis, scenario assessments, and combinations of these, over the viability assessment period.

Conclusion

Based on the review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and Accounts.

Controls over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.

The Group's internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
- Are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group's assets that could have a material effect on the financial statements.

During the year covered by this report, there were no changes in the Group's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

By order of the Board

Maaike de Bie

Group General Counsel and Company Secretary

16 May 2023

Independent auditor's report to the members of Vodafone Group Plc

Opinion

In our opinion:

- Vodafone Group Plc's consolidated financial statements and Company financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the Company's affairs as at 31 March 2023 and of the Group's profit for the year then ended;
- the consolidated financial statements have been properly prepared in accordance with UK adopted international accounting standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB);
- the Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of Vodafone Group Plc (the 'Parent company') and its subsidiaries (the 'Group') for the year ended 31 March 2023 which comprise:

Group	Parent company
Consolidated statement of financial position as at 31 March 2023	Company statement of financial position as at 31 March 2023
Consolidated income statement for the year then ended	Company statement of changes in equity for the year then ended
Consolidated statement of comprehensive income for the year then ended	Related notes 1 to 11 to the financial statements including a summary of significant accounting policies
Consolidated statement of changes in equity for the year then ended	
Consolidated statement of cash flows for the year then ended	
Related notes 1 to 33 to the financial statements, including a summary of significant accounting policies	

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and UK adopted international accounting standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial reporting framework that has been applied in the preparation of the Parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the 'Auditor's responsibilities for the audit of the financial statements' section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group and Parent in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the Group or the Parent company and we remain independent of the Group and the Parent company in conducting the audit.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the Group and Parent company's ability to continue to adopt the going concern basis of accounting included:

- confirming our understanding of the directors' going concern assessment process, including the controls over the review and approval of the budget and long-range plan;
- assessing the appropriateness of the duration of the going concern assessment period to 30 June 2024 and considering the existence of any significant events or conditions beyond this period based on our procedures on the Group's long-range plan and knowledge arising from other areas of the audit;
- verifying inputs against board-approved forecasts and debt facility terms and reconciling the opening liquidity position to the balance sheet at 31 March 2023;
- reviewing borrowing facilities to confirm both their availability to the Group and the forecast debt repayments through the going concern assessment period and to validate that there is no financial covenant in relation to any of the loan arrangements;
- testing the assessment, including forecast liquidity, for clerical accuracy;
- assessing whether assumptions made were reasonable and appropriately severe, in light of the Group's relevant principal risks and uncertainties and our own independent assessment of those risks;
- evaluating management's historical forecasting accuracy and the consistency of the going concern assessment with information obtained from other areas of the audit, such as our audit procedures on the long-range plans, which underpin management's goodwill impairment assessments;
- evaluating the identified mitigating actions available to respond to a severe downside scenario, and whether those actions are feasible and within the Group's control;
- challenging the appropriateness of management's 'reverse stress test' downside scenario, to understand how severe conditions would have to be to breach liquidity and whether the reduction in EBITDAaL required has no more than a remote possibility of occurring when compared to historical financial performance;
- performing independent sensitivity analysis on management's assumptions including applying incremental adverse cashflow sensitivities. These sensitivities included the impact of certain severe but plausible scenarios, evaluated as part of management's work on the Group's long term viability materialising within the going concern assessment period; and
- assessing the appropriateness of the going concern disclosure on page 112.

Independent auditor's report to the members of Vodafone Group Plc (continued)

Our key observations

- The directors' assessment forecasts that the Group will maintain sufficient liquidity throughout the going concern assessment period. This included the scenario of non-refinancing of certain debt maturities in the assessment period and also the availability of the Group's €7.7 billion revolving credit facilities, undrawn as at 31 March 2023. Furthermore, management's reverse stress test to model the extent of the EBITDAaL reduction compared to forecasts required to breach liquidity during the going concern assessment period is considered by management to have only a remote possibility of occurring when compared to historical financial performance.
- The controllable mitigating actions available to management to increase liquidity over the going concern assessment period were not modelled by management, nor the audit team, due to the level of headroom in both the directors' assessment forecasts and the audit team's additional downside sensitivities.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and Parent company's ability to continue as a going concern for a period from when the financial statements are authorised for issue to 30 June 2024.

In relation to the Group and Parent company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's ability to continue as a going concern.

Overview of our audit approach

Audit scope	– We performed an audit of the complete financial information of 9 components, full audit procedures on specific balances for 4 components, specified audit procedures on specific balances for a further 6 components and other procedures on the remaining 295 components. – The components where we performed full audit procedures accounted for 74% of Adjusted EBITDAaL and where we performed full or specified audit procedures in respect of revenue accounted for 80% of Revenue.
Key audit matters	– Revenue recognition – Carrying value of cash generating units, including goodwill – Recognition and recoverability of deferred tax assets on tax losses – Luxembourg
Materiality	– Overall Group materiality of €300m (FY22: €290m) has been calculated based on Adjusted EBITDAaL as defined in the 'Our application of materiality' section of this report. This materiality represents approximately 2% of the Group's Adjusted EBITDAaL as reported in Note 2 in the consolidated financial statements.

An overview of the scope of the Company and Group audits

Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each component within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. We take into account size, risk profile, the organisation of the Group and effectiveness of group-wide controls, changes in the business environment and other factors such as recent internal audit results when assessing the level of work to be performed at each component.

In assessing the risk of material misstatement to the consolidated financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the consolidated financial statements, of the 314 reporting components of the Group, we selected 19 components covering entities within Germany, South Africa, Italy, United Kingdom, Spain, Turkey, Portugal, Egypt, Luxembourg and corporate entities, which represent the principal business units within the Group.

Of the 19 components selected, we performed an audit of the complete financial information of 9 components ("full scope components") which were selected based on their size or risk characteristics.

For 4 components ("specific scope components"), we performed full audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the consolidated financial statements either because of the size of these accounts or their risk profile. For the remaining 6 components ("specified procedures components"), we performed certain audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the financial statements, either because of the size of these accounts or their risk profile. Depending on the component or type of procedures, these procedures were undertaken by the primary audit team or separate component audit team under the primary audit team's direction. The audit scope of these components may not have included testing of all significant accounts of the component, but will have contributed to the coverage of significant accounts tested for the Group.

For the 305 components where we did not perform full audit procedures, together these represent 26% of the Group's Adjusted EBITDAaL, and none are individually greater than 5% of the Group's Adjusted EBITDAaL. For the remaining 295 components which are not full scope, specific scope or specified procedures scope, we performed other procedures, which may include analytical review at both the Group or individual component levels and the use of customised data analytics tools over the purchase to pay process, fixed assets balances and leases, to profile trends and identify items for further investigation, inquiry of management, testing entity level controls, testing group-wide controls and testing of journals across the Group, including these remaining components, in order to respond to any potential risks of material misstatement to the consolidated financial statements.

The table below illustrates the coverage obtained from the work performed by our audit teams.

Reporting components	2023 Number	2023 % of Group Adjusted EBITDAaL*	2023 % of Group Revenue	Note	2022 Number	2022 % of Group Adjusted EBITDAaL*	2022 % of Group Revenue
Full scope	9	74%	69%	1,2,5	9	75%	71%
Specific scope	4	–	–	3	4	–	–
Specified procedures	6	–	11%	2,4,5,6	6	–	7%
Full and specified procedures coverage	**19**	**74%**	**80%**		**19**	**75%**	**78%**
Remaining components	295	26%	20%	6,7,8	292	25%	22%
Total reporting components	**314**	**100%**	**100%**		**311**	**100%**	**100%**

1. 2 of the 9 full scope components relate to the Company and another corporate entity whose activities include consolidation adjustments, which are audited by the primary audit team. Procedures on 3 of the other full scope locations are undertaken by component audit teams based in Germany and the remaining 4 full scope components are Italy, South Africa, Spain, and the UK.
2. The Group audit risks in relation to revenue recognition were subject to audit procedures at each of the full and specified procedures scope locations with significant revenue streams (being 7 full scope components and 3 specified procedures components).
3. The primary audit team performed full audit procedures on specific accounts in respect of 4 finance and corporate entities across a range of significant accounts. The audit procedures did not include testing of all significant accounts of the components but will have contributed to the coverage of significant accounts selected for testing by the primary audit team.
4. Specified procedures were performed over 6 entities across a range of significant accounts with three of these performed by component teams in Turkey, Egypt and Portugal and the rest by the primary audit team. The audit procedures did not include testing of all significant accounts of the components but will have contributed to the coverage of significant accounts selected for testing by the primary audit team.
5. The Group audit risks in relation to 'Carrying value of cash generating units, including goodwill' and 'Recognition and recoverability of deferred tax assets on tax losses – Luxembourg' were subject to audit procedures by the primary audit team on the entire balance, with support from component audit teams on certain procedures.
6. The contribution of specified procedures components to Group Adjusted EBITDAaL is included within 'remaining components' as audit procedures were performed on certain, but not all, significant accounts of the specified procedures components contributing to Group Adjusted EBITDAaL.
7. Included within the 314 reporting components are the Group's joint venture investments in Vodafone Ziggo and INWIT, and Safaricom, an associate, which were subject to other procedures.
8. Changes in the number of remaining components compared to prior year reflect increases in the number of entities within the Group's consolidation system.

* Adjusted EBITDAaL as defined in 'Our application of materiality' section of this report. This metric has the same definition as the Group's Adjusted EBITDAaL. Non-GAAP measures are defined on page 220 of the Annual Report.

Changes from the prior year

The approach to audit scoping is similar to the prior year audit, with the rotation of a number of markets, designated as specified procedures scope for selected significant accounts, to extend the Group audit procedures beyond the Group's main markets and to introduce a level of unpredictability through rotational testing. This approach resulted in:

– specified procedures scope being assigned to components in Portugal and Vodafone Insurance Company which were not subject to direct audit procedures in the prior year; and
– Czech Republic and Hungary being reassessed as remaining components in the current year.

Involvement with component audit teams

In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the primary audit team, or by component auditors from other EY global network firms operating under our instruction. Of the 9 full scope components, audit procedures were performed on 2 of these directly by the primary audit team with the remaining 7 being performed by component audit teams. For the 4 specific scope components, the procedures were performed directly by the primary audit team. For the 6 specified procedures scope components, work was performed directly by the primary audit team for 3 of these, with the remaining 3 being performed by component audit teams. Where the work was performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole.

Vodafone has centralised processes and controls over certain areas within its Vodafone Intelligent Solutions ("VOIS") finance shared service centre locations. The primary audit team performs direct oversight, review, and coordination of the EY audit teams at VOIS, whose work includes centralised testing for certain controls and accounts, including specified procedures on leases, fixed assets, intangible assets, cash and centralised purchase to pay processes.

The primary audit team continued to follow a programme of planned visits that has been designed to ensure that the Senior Statutory Auditor visits key locations on a rotational basis. In the current year the Senior Statutory Auditor and other team members visited component teams in Germany, UK and South Africa. The Senior Statutory Auditor, also remotely attended audit closing meetings with component teams and management of all full scope locations. In addition, visits were undertaken by members of the primary audit team to the component teams in Spain, Italy, Portugal, Turkey, Egypt and VOIS India. These visits involved meetings with local management, understanding the overall audit approach, including key issues and response as well as reviewing key work papers on risk areas.

The primary audit team interacted regularly with the local EY full scope and specified procedures component teams where appropriate during various stages of the audit, reviewed relevant working papers and were responsible for the scope and direction of the audit process. We maintained continuous and open dialogue with the component audit teams in addition to holding formal meetings to ensure that we were fully aware of their progress and the results of their procedures. Close meetings for full, specific, and specified audit procedures components (excluding those performed by the primary audit team) were held via video conference in April 2023 and were attended by the Senior Statutory Auditor and/or other members of the primary audit team. This, together with the additional procedures performed at Group level, gave us appropriate evidence for our opinion on the consolidated financial statements.

Climate change

There has been increasing interest from stakeholders as to how climate change will impact Vodafone Group Plc. The Group has determined that the most significant future impacts from climate change on its operations will be from its Planet activities and commitments set out on pages 35 to 39 and the material climate-related physical and transitional risks explained on pages 58 to 59 in the required Task Force for Climate related Financial Disclosures, both of which form part of the "Other information," rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on other information.

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any consequential material impact on its financial statements.

As explained in Note 1 Basis of Preparation to the consolidated financial statements, environmental, regulatory and other factors responsive to climate change risks are still developing, and are outside of the Group's control, and consequently financial statements cannot capture all possible future outcomes as these are not yet known. The degree of certainty of these changes may also mean that they cannot be taken into account when determining asset and liability valuations and the timing of future cash flows under the requirements of UK adopted International Accounting Standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting estimates and judgements assessed by management to be potentially impacted by climate risks have been described in Note 1 and with further disclosure in respect of the impact on the Group's long-range plans and deferred tax asset recognition provided in Note 4 and Note 6 respectively.

Our audit effort in considering climate change was focused on ensuring that the effects of material climate risks disclosed on page 59 have been appropriately reflected in asset values and associated disclosures where values are determined through modelling future cash flows, being 'Goodwill', 'Other intangible assets' and 'Deferred tax assets', and in the timing and nature of liabilities recognised, being 'Asset Retirement Obligations'. The findings from our procedures supported our evaluation of the adequacy of climate change considerations in the Directors' assessment of going concern and viability and associated disclosures.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to materially impact a key audit matter.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit, and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Risk

Revenue recognition

As more fully described in Note 2, Note 14 and Note 15 to the consolidated financial statements, the Group reported revenue of €45,706 million (FY22: €45,580 million), contract assets of €3,557 million (FY22: €3,551 million) and contract liabilities of €2,543 million (FY22: €2,521million) for the year ended and as at 31 March 2023. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers, including following the 5-step model therein.

Auditing the revenue recorded by the Group is complex due to the multiple IT systems and tools utilised in the initiation, processing and recording of transactions, which includes a high volume of individually low monetary value transactions. Furthermore, judgement and the involvement of IT professionals was required to determine the audit approach to test and evaluate the relevant data that was captured and aggregated, and to assess the sufficiency of the audit evidence obtained.

We have also identified a risk of management override through inappropriate manual topside revenue journal entries, given revenue is a key performance indicator, both in external communication and for management incentives.

Our response to the risk

We performed full or specified audit procedures over this risk area in 7 full scope and 3 specified procedure components with significant revenue streams, which covered 80% of the Group's revenue.

Our audit procedures at full scope component locations included, among others obtaining an understanding of, evaluating the design and testing the operating effectiveness of controls over the Group's revenue recognition process, which includes management's review of contracts, their identification of performance obligations, the estimation of the relative standalone selling price for each performance obligation, and the determination of the timing of revenue recorded. With the support of our IT professionals, we also evaluated the design and tested the operating effectiveness of controls over the appropriate flow of transactional data through the IT systems and tools and the reconciliation of the transactional data to the accounting records. For specified procedures components, we obtained an understanding of the design of controls over the revenue recognition process.

We evaluated management's accounting policies and the methodology used by management to determine the standalone selling price, where relevant to the requirements of IFRS 15.

For significant revenue streams, our audit procedures included the following, on a sample basis:

- Where new material customer propositions were introduced during the period, we evaluated management's assessment of the accounting treatment for the new propositions for compliance with IFRS 15.
- Where practicable, at certain components we extended the use of data analytics in the current year. Our procedures involved testing full populations of transactions, including performing a correlation analysis between invoiced revenue, receivables and cash. We performed targeted audit procedures over all material items that did not correlate as expected.
- At components where data analytics was not practicable, for each significant revenue IT system, we obtained the billing data to general ledger reconciliation which included the relevant adjustments to deferred and accrued revenue balances. We reperformed these end-to-end reconciliations, including assessing the accuracy of the data inputs to underlying source documentation including contractual agreements where applicable. In addition, we tested the mathematical accuracy and completeness of the reconciliations and any material reconciling items including significant revenue postings outside of the billing systems.
- We recalculated the revenue recognised to evaluate whether the processing of the revenue recognition by the Group's IT systems was materially correct.
- We assessed the standalone selling price ('SSP') allocated to individual elements of bundled contracts by, where applicable and among other procedures, comparing to observable market pricing, recalculating the estimated SSP and testing its application to performance obligations.
- We used data analytic tools to identify revenue related manual journals posted to the general ledger and traced these back to source systems or other corroborative evidence. This included analytical procedures to consider the completeness of journal postings. We obtained and evaluated underlying source documentation to test the completeness and accuracy of the postings, including those journals we considered unusual in nature.

We also assessed the adequacy of the Group's disclosures in respect to the accounting policies on revenue recognition.

Key observations communicated to the Audit and Risk Committee

Based on the procedures performed, including those in respect of manual adjustments to revenue, we did not identify any evidence of material misstatement in the revenue recognised in the year ended 31 March 2023.

Independent auditor's report to the members of Vodafone Group Plc (continued)

Risk

Carrying value of cash generating units, including goodwill
As more fully described in Note 4 to the consolidated financial statements, in accordance with IAS 36 Impairment of Assets, the Group calculates the value in use ('VIU') for cash generating units ('CGUs') to determine whether an adjustment to the carrying value of the CGU, and therefore, goodwill, is required. As at 31 March 2023, the Group has recorded €27,615 million (FY22: €31,884 million) of goodwill, primarily in respect of Germany and Italy.

The Group's assessment of the VIU of its CGUs involves estimation about the future performance of the local market businesses. In particular, the determination of the VIUs for Germany, UK, Italy and Spain was sensitive to the significant assumptions of projected adjusted EBITDAaL growth, long-term growth rates, and discount rates.

Auditing the Group's annual impairment test for these selected CGUs was complex and involved significant auditor judgement, given the estimation uncertainty related to the significant assumptions described above, used in the VIU models and the sensitivity of certain VIU models to fluctuations in those assumptions, including where those CGUs had historical impairments, market specific events or other factors which resulted in low headroom.

Our response to the risk

The recoverability of the Group's goodwill balances was subject to full scope audit procedures performed by the primary audit team with support from relevant component audit teams on certain procedures for certain local market businesses.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group's goodwill impairment review process, including management's controls over the significant assumptions described above.

For the annual impairment assessment as at 31 March 2023, we also assessed, with the help of a valuation specialist, the methodology applied in the VIU models, as compared to the requirements of IAS 36, including the mathematical accuracy of management's model. We performed procedures to assess the significant assumptions used in the VIU models, including:

- evaluating projected adjusted EBITDAaL growth, for example by comparing underlying assumptions to external data, such as economic and industry forecasts for the relevant markets and for consistency with evidence obtained from other areas of our audit;
- comparing the cash flow projections used in the VIU models to the information approved by the Group's Board of Directors and evaluated the historical accuracy of management's business plans, which underpin the VIU models, by comparing prior year forecasts to actual results in the current period;
- comparing long-term growth rates and discount rates to EY independently determined acceptable ranges;
- performing sensitivity analyses on the above described assumptions in the VIU models to evaluate the parameters that, should they arise, would cause an impairment of the CGU or indicate additional disclosures were appropriate; and
- in considering the existence of contrary evidence, for management's assessment of implied recoverable value, we compared CGU EBITDAaL multiples to market listed peers and considered independent analyst valuations for individual CGUs, where available.

We also assessed the adequacy of the related disclosures provided in Note 4 of the consolidated financial statements, in particular the sensitivity disclosures in relation to reasonably possible changes in assumptions that could result in impairment.

Key observations communicated to the Audit and Risk Committee

We agree with management's conclusion that no impairment charge is required to be recognised in the year in respect of its operating company CGUs.

The sensitivity disclosures included in Note 4 of the consolidated financial statements reflect those changes in certain key assumptions that would eliminate the headroom of those CGUs. The additional sensitivity disclosures for both the Spain and Italy GCUs, of reasonable possible changes in the key assumptions of discount rate and Adjusted EBITDAaL growth, and which could lead to a different conclusion in respect of the recoverability of carrying value of these CGUs, reflect the limited headroom in those CGUs.

Risk

Recognition and recoverability of deferred tax assets on tax losses – Luxembourg

As more fully described in Note 6 to the consolidated financial statements, the Group recognises deferred tax assets in accordance with IAS 12 Income Taxes, based on their estimated recoverability and whether management judges that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future.

A deferred tax asset in Luxembourg of €16,269 million (FY22: €16,298 million) has been recognised in respect of losses, as management concluded it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which they can utilise these assets. Management estimates that the losses will be utilised over a period of 35 to 39 years (FY22: 45 to 48 years).

The Luxembourg companies' income is derived from the Group's internal financing, procurement and roaming activities. The forecast future finance income can vary based on forecast interest rates and intercompany debt levels which in turn impacts the timeframe over which the deferred tax asset is forecast to be recovered.

Furthermore, during the course of the year Luxembourg owned direct and indirect interests in the Group's operating activities. The value of these investments were primarily based on the Group's most recent value in use calculations. Changes in the value for the purposes of local Luxembourg statutory financial statements can result in impairment reversals or impairments which are taxable / tax deductible under local law. In December 2022, the Group completed an internal restructure to simplify the ownership structure of various operating companies and the operations of certain legal entities. The restructure has no impact on the Group's internal financing, procurement and roaming activities but the losses in Luxembourg, and their recovery timeframe, will no longer be impacted by the changes in the valuation of the Group's operating companies.

Auditing the Group's recognition and recoverability of deferred tax assets in Luxembourg is significant to the audit because it involves material amounts, and the judgements and estimates in relation to future taxable profits and the period of time over which it is expected to utilise these assets, results in increased estimation uncertainty.

Our response to the risk

Audit procedures on the recognition and recoverability of deferred tax assets on tax losses in Luxembourg were performed by the primary audit team and its tax professionals, with support from Luxembourg tax and transfer pricing specialists on certain procedures.

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls around the recognition of deferred tax assets in Luxembourg, including the calculation of the gross amount of deferred tax assets recorded, the preparation of the prospective financial information used to determine the Luxembourg entities' future taxable income, and management's identification and use of available commercial strategies.

To test the realisability of the deferred tax assets in Luxembourg, with the support of tax professionals and tax specialists, our audit procedures included, among others;

- assessing the existence of available losses and evaluating management's position on the recoverability of the losses with respect to local tax law and tax planning strategies adopted:
- testing the calculation and assessing the reasonableness of the valuation of entities within the Luxembourg structure to recent financial information including where appropriate, cashflow projections applied in the most recent value in use calculations, net asset valuations and share price data, and corroborating the Luxembourg ownership structure both at the date of the internal restructure in December 2022 and at the balance sheet date;
- assessing the forecasted procurement and roaming taxable profits utilised in management's realisability assessment, by comparing them to historical actual profits and with evidence obtained from other areas of our audit;
- evaluating the forecast finance income by, on a sample basis, recalculating income with reference to underlying agreements, comparing future interest rates utilised in the forecasts to relevant external benchmarks and the assumed reductions in intergroup debt for consistency with our understanding of relevant guidance in respect of transfer pricing of financial transactions;
- assessing whether contrary evidence exists that is not consistent with either management's stated intention that the financing structures will remain in place or that it is probable that future taxable profits will exist; and
- evaluating the adequacy of the disclosures in respect of the recognition of the deferred tax asset, including as it relates to the evidence supporting the recognition, judgements in respect of the utilisation profile including longer term uncertainties and the key drivers of changes in the carrying value of the asset and the utilisation period.

Key observations communicated to the Audit and Risk Committee

We agree with the recognition of the deferred tax assets, and consequently the long recoverability period, on the basis of forecast profits which are considered probable given management's intention to retain current activities in Luxembourg over the long term and the track record of historical profitability in these operations.

The reduction in the period of utilisation in FY23 is consistent with market condition of higher interest rates, driving increased forecast taxable profits on existing financing activities.

Independent auditor's report to the members of Vodafone Group Plc (continued)

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be €300 million (2022: €290 million), which is approximately 2% (2022: approximately 2%) of Adjusted EBITDAaL. We believe that Adjusted EBITDAaL provides us with the most relevant performance measure on which to determine materiality, given the prominence of this metric throughout the Annual Report and consolidated financial statements, investor presentations, profit metrics focussed on by analysts and its alignment to the management remuneration metric of adjusted EBIT. Consistent with the prior year, at the planning stage of the audit, the materiality basis included the add back of budgeted restructuring costs which were considered to be recurring in both nature and value for the Group's operations.

In November 2022 the Group announced a new costs savings target of in excess of €1 billion focused on streamlining and further simplifying the Group. In response a number of restructuring programmes were initiated across certain of the Group's markets and functions, resulting in greater restructuring activity and expense in the year. On the basis that the most significant expense relate to these discrete restructuring plans, we excluded these from the final materiality basis, which aligns with the Group's definitions of Adjusted EBITDAaL as defined on page 220 of the Annual Report.

We determined materiality for the Company to be €502 million (2022: €467 million), which is 1% (2022: 1%) of the Company's equity. However, since the Company was a full scope component, for accounts that were relevant for the Group financial statements, a performance materiality of €45 million was applied.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the effectiveness of the Group's overall control environment to prevent or detect and correct material errors, our judgement was that performance materiality was 75% (2022: 75%) of our planning materiality, namely €225m (2022: €218m).

Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was €45m to €225m (2022: €42m to €218m).

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit and Risk Committee that we would report to them all uncorrected audit differences in excess of €15m (2022: €15m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the Annual Report set out on pages 1 to 109, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the Annual Report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us; or
- the Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the Group and Company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

- Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 112;
- Directors' explanation as to its assessment of the Company's prospects, the period this assessment covers and why the period is appropriate set out on page 57;
- Director's statement on whether it has a reasonable expectation that the Group will be able to continue in operation and meets its liabilities set out on page 112;
- Directors' statement on fair, balanced and understandable set out on page 111;
- Board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out on page 111;
- The section of the annual report that describes the review of effectiveness of risk management and internal control systems set out on pages 81 and 108; and;
- The section describing the work of the Audit and Risk Committee set out on pages 77 to 82.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement set out on pages 111 and 112, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the Company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are those that relate to the reporting framework (IFRS, FRS 101, the UK Companies Act 2006 and UK Corporate Governance Code), the relevant tax compliance regulations in the jurisdictions in which the Group operates and the EU General Data Protection Regulation (GDPR).
- We understood how the Group is complying with those frameworks by making enquiries of management, internal audit, those responsible for legal and compliance procedures and the company secretary. We supplemented our enquiries through our review of board minutes and papers provided to the Audit and Risk Committee, correspondence received from regulatory bodies and attendance at all meetings of the Audit and Risk Committee, as well as consideration of the results of our audit procedures across the Group.
- We assessed the susceptibility of the Group's financial statements to material misstatement, including how fraud might occur by meeting with management from various parts of the business including management and finance teams of the local markets designated as full, specific and specified procedures scope locations, Head Office, the Audit and Risk Committee, the Group Internal Audit function, the Group Legal function and individuals in the fraud and compliance department to understand where it considered there was susceptibility to fraud; and assessing whistleblowing logs and associated incidences for those with a potential financial reporting impact. We also considered performance targets and their propensity to influence on efforts made by management to manage earnings or influence the perceptions of analysts. We considered the programmes and controls that the Group has established to address risks identified, or that otherwise prevent, deter and detect fraud, and how senior management monitors those programmes and controls.

Independent auditor's report to the members of Vodafone Group Plc (continued)

- Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations, including where necessary using our forensic specialists. Our procedures involved enquiries of management at Head Office, the Audit and Risk Committee, the Group Internal Audit function, the Group Legal function, the Group Corporate Security team, individuals in the fraud and compliance department (including those responsible for fraud investigation and whistleblowing). We also perform journal entry testing, with a focus on manual consolidation journals, journals indicating large or unusual transactions and journals with key words that could indicate management override, based on our understanding of the business; and challenging the assumptions and judgements made by management in respect of significant one-off transactions in the financial year and significant accounting estimates as referred to in the key audit matters section above. At a component level, our full and specified procedure scope component audit teams' procedures included enquiries of component management; journal entry testing; and focussed testing, including in respect of the key audit matter of revenue recognition. We also leveraged our data analytics capabilities in performing work on the purchase to pay process and fixed asset balances and leases, to assist in identifying higher risk transactions and balances, respectively, for testing.
- Where the risk was considered to be higher, including areas impacting Group key performance indicators or management remuneration, we performed audit procedures to address each identified fraud risk or other risk of material misstatement. These procedures included those on revenue recognition referred to in the key audit matter section above and testing manual journals and were designed to provide reasonable assurance that the financial statements were free from material fraud or error.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Other matters we are required to address

- Following the recommendation from the Audit and Risk Committee, we were appointed by the Company on 23 July 2019 to audit the financial statements for the year ending 31 March 2020 and subsequent financial periods.

  The period of total uninterrupted engagement including previous renewals and reappointments is four years, covering the years ending 31 March 2020 to 31 March 2023.
- The audit opinion is consistent with the additional report to the Audit and Risk Committee.

Use of our report

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Alison Duncan (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

London

16 May 2023

Consolidated income statement

for the years ended 31 March

	Note	2023 €m	Re-presented[1] 2022 €m	Re-presented[1] 2021 €m
Revenue	2	**45,706**	**45,580**	**43,809**
Cost of sales		(30,850)	(30,574)	(30,086)
Gross profit		**14,856**	**15,006**	**13,723**
Selling and distribution expenses		(3,329)	(3,358)	(3,522)
Administrative expenses		(6,092)	(5,713)	(5,350)
Net credit losses on financial assets	22	(606)	(561)	(664)
Share of results of equity accounted associates and joint ventures	12	433	389	374
Impairment loss	4	(64)	–	–
Other income	3	9,098	50	568
Operating profit	3	**14,296**	**5,813**	**5,129**
Investment income	5	248	254	245
Financing costs	5	(1,728)	(1,964)	(1,027)
Profit before taxation		**12,816**	**4,103**	**4,347**
Income tax expense	6	(481)	(1,330)	(3,864)
Profit for the financial year		**12,335**	**2,773**	**483**
Attributable to:				
– Owners of the parent		11,838	2,237	59
– Non-controlling interests		497	536	424
Profit for the financial year		**12,335**	**2,773**	**483**
Group earnings per share (all from continuing operations)[1]				
– Basic	8	42.77c	7.71c	0.20c
– Diluted	8	42.62c	7.68c	0.20c

Consolidated statement of comprehensive income

for the years ended 31 March

	Note	2023 €m	Re-presented[1] 2022 €m	Re-presented[1] 2021 €m
Profit for the financial year		**12,335**	**2,773**	**483**
Other comprehensive income/(expense):				
Items that may be reclassified to the income statement in subsequent years:				
Foreign exchange translation differences, net of tax		(1,236)	(30)	138
Foreign exchange translation differences transferred to the income statement		(334)	19	(17)
Other, net of tax[2]		963	1,863	(3,743)
Total items that may be reclassified to the income statement in subsequent years		**(607)**	**1,852**	**(3,622)**
Items that will not be reclassified to the income statement in subsequent years:				
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	25	(160)	483	(555)
Total items that will not be reclassified to the income statement in subsequent years		**(160)**	**483**	**(555)**
Other comprehensive (expense)/income		**(767)**	**2,335**	**(4,177)**
Total comprehensive income/(expense) for the financial year		**11,568**	**5,108**	**(3,694)**
Attributable to:				
– Owners of the parent		11,267	4,546	(4,117)
– Non-controlling interests		301	562	423
Total comprehensive income/(expense) for the financial year		**11,568**	**5,108**	**(3,694)**

Notes:
1 The results for the years ended 31 March 2022 and 31 March 2021 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. See note 7 'Discontinued operations and assets held for sale' and note 8 'Earnings per share' for more information.
2 Principally includes the impact of the Group's cash flow hedges deferred to other comprehensive income during the year.

Further details on items in the consolidated statement of comprehensive income can be found in the consolidated statement of changes in equity on page 125.

Consolidated statement of financial position

at 31 March

	Note	31 March 2023 €m	Re-presented[1] 31 March 2022 €m
Non-current assets			
Goodwill	10	27,615	31,884
Other intangible assets	10	19,592	21,360
Property, plant and equipment	11	37,992	40,804
Investments in associates and joint ventures	12	11,079	5,323
Other investments	13	1,093	1,073
Deferred tax assets	6	19,316	19,089
Post employment benefits	25	329	555
Trade and other receivables	14	7,843	6,383
		124,859	**126,471**
Current assets			
Inventory		956	836
Taxation recoverable		279	296
Trade and other receivables	14	10,705	11,019
Other investments	13	7,017	7,931
Cash and cash equivalents	19	11,705	7,496
		30,662	**27,578**
Total assets		**155,521**	**154,049**
Equity			
Called up share capital	17	4,797	4,797
Additional paid-in capital		149,145	149,018
Treasury shares		(7,719)	(7,278)
Accumulated losses		(113,086)	(122,022)
Accumulated other comprehensive income		30,262	30,268
Total attributable to owners of the parent		**63,399**	**54,783**
Non-controlling interests		1,084	2,290
Total equity		**64,483**	**57,073**
Non-current liabilities			
Borrowings	21	51,669	58,131
Deferred tax liabilities	6	771	520
Post employment benefits	25	258	281
Provisions	16	1,572	1,881
Trade and other payables	15	2,184	2,516
		56,454	**63,329**
Current liabilities			
Borrowings	21	14,721	11,961
Financial liabilities under put option arrangements	22	485	494
Taxation liabilities		457	864
Provisions	16	674	667
Trade and other payables	15	18,247	19,661
		34,584	**33,647**
Total equity and liabilities		**155,521**	**154,049**

Note:
1 Balances as at 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. See note 7 'Discontinued operations and assets held for sale' for more information.

The consolidated financial statements on pages 123 to 210 were approved by the Board of Directors and authorised for issue on 16 May 2023 and were signed on its behalf by:



Margherita Della Valle
Group Chief Executive and Chief Financial Officer

Consolidated statement of changes in equity

for the years ended 31 March

					Accumulated other comprehensive income						
	Share capital[1] €m	Additional paid-in capital[2] €m	Treasury shares €m	Accumulated losses €m	Currency reserve[3] €m	Pensions reserve €m	Revaluation surplus[4] €m	Other[5] €m	Equity attributable to owners €m	Non-controlling interests €m	Total equity €m
1 April 2020	**4,797**	**152,629**	**(7,802)**	**(120,349)**	**28,308**	**(679)**	**1,227**	**3,279**	**61,410**	**1,215**	**62,625**
Issue or reissue of shares[7]	–	(1,943)	2,033	(87)	–	–	–	–	3	–	3
Share-based payments	–	126	–	–	–	–	–	–	126	10	136
Transactions with NCI in subsidiaries[8]	–	–	–	1,149	–	–	–	–	1,149	748	1,897
Dividends	–	–	–	(2,412)	–	–	–	–	(2,412)	(384)	(2,796)
Comprehensive (expense)/income	–	–	–	59	122	(555)	–	(3,743)	(4,117)	423	(3,694)
Profit	–	–	–	59	–	–	–	–	59	424	483
OCI - before tax	–	–	–	–	129	(686)	–	(4,630)	(5,187)	–	(5,187)
OCI - taxes	–	–	–	–	6	131	–	887	1,024	3	1,027
Transfer to the income statement ('IS')	–	–	–	–	(13)	–	–	–	(13)	(4)	(17)
Purchase of treasury shares ('TS')[9]	–	–	(403)	–	–	–	–	–	(403)	–	(403)
31 March 2021 Re-presented[6]	**4,797**	**150,812**	**(6,172)**	**(121,640)**	**28,430**	**(1,234)**	**1,227**	**(464)**	**55,756**	**2,012**	**57,768**
Issue or reissue of shares[7]	–	(1,902)	2,000	(98)	–	–	–	–	–	–	–
Share-based payments	–	108	–	–	–	–	–	–	108	11	119
Transactions with NCI in subsidiaries[8]	–	–	–	(38)	–	–	–	–	(38)	237	199
Dividends	–	–	–	(2,483)	–	–	–	–	(2,483)	(532)	(3,015)
Comprehensive income/(expense)	–	–	–	2,237	(37)	483	–	1,863	4,546	562	5,108
Profit	–	–	–	2,237	–	–	–	–	2,237	536	2,773
OCI - before tax	–	–	–	–	(56)	627	–	2,368	2,939	26	2,965
OCI - taxes	–	–	–	–	–	(144)	–	(505)	(649)	–	(649)
Transfer to the IS	–	–	–	–	19	–	–	–	19	–	19
Purchase of TS[9]	–	–	(3,106)	–	–	–	–	–	(3,106)	–	(3,106)
31 March 2022 Re-presented[6]	**4,797**	**149,018**	**(7,278)**	**(122,022)**	**28,393**	**(751)**	**1,227**	**1,399**	**54,783**	**2,290**	**57,073**
Adoption of IAS 29	–	–	–	–	565	–	–	–	565	–	565
1 April 2022 - b/forward	**4,797**	**149,018**	**(7,278)**	**(122,022)**	**28,958**	**(751)**	**1,227**	**1,399**	**55,348**	**2,290**	**57,638**
Issue or reissue of shares	–	1	122	(113)	–	–	–	–	10	–	10
Share-based payments	–	126	–	–	–	–	–	–	126	9	135
Transactions with NCI in subsidiaries	–	–	–	(287)	–	–	–	–	(287)	(1,118)	(1,405)
Dividends	–	–	–	(2,502)	–	–	–	–	(2,502)	(398)	(2,900)
Comprehensive income/(expense)	–	–	–	11,838	(1,374)	(160)	–	963	11,267	301	11,568
Profit[10]	–	–	–	11,838	–	–	–	–	11,838	497	12,335
OCI - before tax	–	–	–	–	(1,469)	(213)	–	1,314	(368)	(230)	(598)
OCI - taxes	–	–	–	–	(3)	53	–	(351)	(301)	(3)	(304)
Transfer to the IS	–	–	–	–	(334)	–	–	–	(334)	–	(334)
Translation of hyperinflationary results	–	–	–	–	432	–	–	–	432	37	469
Purchase of TS[9]	–	–	(563)	–	–	–	–	–	(563)	–	(563)
31 March 2023	**4,797**	**149,145**	**(7,719)**	**(113,086)**	**27,584**	**(911)**	**1,227**	**2,362**	**63,399**	**1,084**	**64,483**

Notes:
1 See note 17 'Called up share capital'.
2 Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
3 The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
4 The revaluation surplus derives from acquisitions of subsidiaries made before the Group's adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group's pre-existing equity interest in the acquired subsidiary at fair value.
5 Principally includes the impact of the Group's cash flow hedges with €2,322 million net gain deferred to other comprehensive income during the year (2022: €3,704 million net gain; 2021: €5,892 million net loss) and €896 million net gain (2022: €1,422 million net gain; 2021: €1,226 million net loss) recycled to the income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with any foreign exchange on nominal balances directly impacting income statement in each period but interest cash flows unwinding to the income statement over the life of the hedges (up to 2063). See note 22 'Capital and financial risk management' for further details.
6 The results for the years ended 31 March 2022 and 31 March 2021 have been re-presented to reflect that Indus Towers Limited is no longer presented as held for sale. As at 31 March 2022, accumulated losses decreased by €96 million, resulting in an increase of €96 million in total equity compared to amounts previously reported. As at 31 March 2021, accumulated losses decreased by €53 million, offset by an increase of €5 million in accumulated other comprehensive income, resulting in a net decrease of €48 million in total equity compared to amounts previously reported. See note 7 'Discontinued operations and assets held for sale'.
7 Movements include the re-issue of 1,427 million shares (€1,944 million) in March 2021 to satisfy the first tranche and the re-issue of 1,519 million shares (€1,903 million) in March 2022 to satisfy the second tranche of the Mandatory Convertible Bond issued in March 2019.
8 Principally relates to transactions in relation to Vantage Towers A.G. See note 27 'Acquisitions and disposals' for details.
9 Represents the irrevocable and non-discretionary share buyback programmes announced on 19 March 2021, 19 May 2021, 23 July 2021, 17 November 2021, 9 March 2022 and 16 November 2022.
10 Includes a gain on disposal of Vantage Towers A.G. of €8,607 million and a gain on disposal of Vodafone Ghana of €689 million, offset by a loss on disposal of Vodafone Hungary of €69 million.

Consolidated statement of cash flows

for the years ended 31 March

	Note	2023 €m	2022 €m	2021 €m
Inflow from operating activities	18	**18,054**	**18,081**	**17,215**
Cash flows from investing activities				
Purchase of interests in subsidiaries, net of cash acquired	27	–	–	(136)
Purchase of interests in associates and joint ventures	12	(78)	(445)	(13)
Purchase of intangible assets		(2,963)	(3,262)	(3,227)
Purchase of property, plant and equipment		(6,250)	(5,798)	(5,413)
Purchase of investments		(767)	(2,009)	(3,726)
Disposal of interests in subsidiaries, net of cash disposed	27	6,976	–	157
Disposal of interests in associates and joint ventures		–	446	420
Disposal of property, plant and equipment and intangible assets		98	33	43
Disposal of investments		1,650	3,282	1,704
Dividends received from associates and joint ventures		617	638	628
Interest received		338	247	301
Outflow from investing activities		**(379)**	**(6,868)**	**(9,262)**
Cash flows from financing activities				
Proceeds from issue of long-term borrowings		4,071	2,548	4,359
Repayment of borrowings		(13,538)	(8,248)	(12,237)
Net movement in short-term borrowings		3,172	3,002	(2,791)
Net movement in derivatives		261	(293)	279
Interest paid[1]		(1,951)	(1,804)	(2,152)
Payments for settlement of written put options[2]		(12)	–	(1,482)
Purchase of treasury shares		(1,867)	(2,087)	(62)
Issue of ordinary share capital and reissue of treasury shares	17	10	–	5
Equity dividends paid	9	(2,484)	(2,474)	(2,427)
Dividends paid to non-controlling shareholders in subsidiaries		(400)	(539)	(391)
Other transactions with non-controlling shareholders in subsidiaries	27	(692)	189	1,663
Other movements with associates and joint ventures		–	–	40
Outflow from financing activities		**(13,430)**	**(9,706)**	**(15,196)**
Net cash inflow/(outflow)		**4,245**	**1,507**	**(7,243)**
Cash and cash equivalents at beginning of the financial year	19	7,371	5,790	13,288
Exchange gain/(loss) on cash and cash equivalents		12	74	(255)
Cash and cash equivalents at end of the financial year	19	**11,628**	**7,371**	**5,790**

Notes:
1 Amount for 2023 includes €26 million of cash outflow (2022: €58 million inflow; 2021: €9 million inflow) on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.
2 Amount for 2021 reflects the settlement of a tender offer made to other shareholders of Kabel Deutschland Holding A.G.

Notes to the consolidated financial statements

1. Basis of preparation

This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group's consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting.

The consolidated financial statements are prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and with the requirements of the Companies Act 2006 (the 'Act'). The consolidated financial statements are prepared on a going concern basis (see page 112).

Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England.

IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group's circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements and estimates in respect of items where the choice of specific policy, accounting judgement, estimate or assumption to be followed could materially affect the Group's reported financial position, results or cash flows and disclosure of contingent assets or liabilities during the reporting period; it may later be determined that a different choice may have been more appropriate.

The Group's critical accounting judgements and key sources of estimation uncertainty are detailed below. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods.

Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be 'critical estimates' due to their potential to give rise to material adjustments in the Group's financial statements in the year to 31 March 2024. As at 31 March 2023, management has identified critical judgements in respect of revenue recognition, lease accounting, valuing assets and liabilities acquired in business combinations, the accounting for tax disputes, the classification of joint arrangements, whether to recognise provisions or to disclose contingent liabilities, held for sale accounting and the impacts of climate change. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits and impairment reviews; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangible assets and property, plant and equipment.

The majority of the Group's provisions are either long-term in nature (such as asset retirement obligations) or relate to shorter-term liabilities (such as those relating to restructuring and property) where there is not considered to be a significant risk of material adjustment in the next financial year. Critical judgements exercised in respect of tax disputes include cases in India and a tax dispute related to financing costs in the Netherlands.

These critical accounting judgements, estimates and related disclosures have been discussed with the Group's Audit and Risk Committee.

Critical accounting judgements and key sources of estimation uncertainty

Revenue recognition

Revenue recognition under IFRS 15 necessitates the collation and processing of very large amounts of data and the use of management judgements and estimates to produce financial information. The most significant accounting judgements and source of estimation uncertainty are disclosed below.

Gross versus net presentation

If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see note 2 'Revenue disaggregation and segmental analysis') but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent include, for example, those where the Group delivers third-party branded software or services (such as premium music, TV content or cloud-based services) to customers and goods or those where services delivered to customers in partnership with a third-party.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Allocation of revenue to goods and services provided to customers

Revenue is recognised when goods and services are delivered to customers (see note 2 'Revenue disaggregation and segmental analysis'). Goods and services may be delivered to a customer at different times under the same contract, hence it is necessary to allocate the amount payable by the customer between goods and services on a 'relative standalone selling price basis'; this requires the identification of performance obligations ('obligations') and the determination of standalone selling prices for the identified obligations. The determination of obligations is, for the primary goods and services sold by the Group, not considered to be a critical accounting judgement; the Group's policy on identifying obligations is disclosed in note 2 'Revenue disaggregation and segmental analysis'. The determination of standalone selling prices for identified obligations is discussed below.

It is necessary to estimate the standalone price when the Group does not sell equivalent goods or services in similar circumstances on a standalone basis. When estimating the standalone price the Group maximises the use of external inputs; methods for estimating standalone prices include determining the standalone price of similar goods and services sold by the Group, observing the standalone prices for similar goods and services when sold by third parties or using a cost-plus reasonable margin approach (which is sometimes the case for devices and other equipment). Where it is not possible to reliably estimate standalone prices due to a lack of observable standalone sales or highly variable pricing, which is sometimes the case for services, the standalone price of an obligation may be determined as the transaction price less the standalone prices of other obligations in the contract. The standalone price determined for obligations materially impacts the allocation of revenue between obligations and impacts the timing of revenue when obligations are provided to customers at different times – for example, the allocation of revenue between devices, which are usually delivered up-front, and services which are typically delivered over the contract period. However, there is not considered to be a significant risk of material adjustment to the carrying value of contract-related assets or liabilities in the 12 months after the balance sheet date if these estimates were revised.

Lease accounting

Lease accounting under IFRS 16 is complex and necessitates the collation and processing of very large amounts of data and the increased use of management judgements and estimates to produce financial information. The most significant accounting judgements are disclosed below.

Lease identification

Whether the arrangement is considered a lease or a service contract depends on the analysis by management of both the legal form and substance of the arrangement between the Group and the counter-party to determine if control of an identified asset has been passed between the parties; if not, the arrangement is a service arrangement. Control exists if the Group obtains substantially all of the economic benefit from the use of the asset, and has the ability to direct its use, for a period of time. An identified asset exists where an agreement explicitly or implicitly identifies an asset or a physically distinct portion of an asset which the lessor has no substantive right to substitute.

The scenarios requiring the greatest judgement include those where the arrangement is for the use of fibre or other fixed telecommunication lines. Generally, where the Group has exclusive use of a physical line it is determined that the Group can also direct the use of the line and therefore leases will be recognised. Where the Group provides access to fibre or other fixed telecommunication lines to another operator on a wholesale basis the arrangement will generally be identified as a lease, whereas when the Group provides fixed line services to an end-user, generally control over such lines is not passed to the end-user and a lease is not identified.

The impact of determining whether an agreement is a lease or a service depends on whether the Group is a potential lessee or lessor in the arrangement and, where the Group is a lessor, whether the arrangement is classified as an operating or finance lease. The impacts for each scenario are described below where the Group is potentially:

- A lessee. The judgement impacts the nature and timing of both costs and reported assets and liabilities. A lease results in an asset and a liability being reported and depreciation and interest being recognised; the interest charge will decrease over the life of the lease. A service contract results in operating expenses being recognised evenly over the life of the contract and no assets or liabilities being recorded (other than trade payables, prepayments and accruals).
- An operating lessor. The judgement impacts the nature of income recognised. An operating lease results in lease income being recognised whilst a service contract results in service revenue. Both are recognised evenly over the life of the contract.
- A finance lessor. The judgement impacts the nature and timing of both income and reported assets. A finance lease results in the lease income being recognised at commencement of the lease and an asset (the net investment in the lease) being recorded.

Lease term

Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. The impact of this judgement is significantly greater where the Group is a lessee. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset's nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where a leased asset is highly customised (either when initially provided or as a result of leasehold improvements) or it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised. The value of the right-of-use asset and lease liability will be greater when extension options are included in the lease term. The normal approach adopted for lease term by asset class is described below.

The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the minimum lease term and:

- Between 5 and 10 years for land and buildings (excluding retail), with terms at the top end of this range if the lease relates to assets that are considered to be difficult to exit sooner for economic, practical or reputational reasons;
- To the next contractual lease break date for retail premises (excluding breaks within the next 12 months);
- Where leases are used to provide internal connectivity the lease term for the connectivity is aligned to the lease term or useful economic life of the assets connected;
- The customer service agreement length for leases of local loop connections or other assets required to provide fixed line services to individual customers; and
- Where there are contractual agreements to provide services using leased assets, the lease term for these assets is generally set in accordance with the above principles or for the lease term required to provide the services for the agreed service period, if longer.

In most instances the Group has options to renew or extend leases for additional periods after the end of the lease term which are assessed using the criteria above.

Lease terms are reassessed if a significant event or change in circumstances occurs relating to the leased assets that is within the control of the Group; such changes usually relate to commercial agreements entered into by the Group, or business decisions made by the Group. Where such changes change the Group's assessment of whether it is reasonably certain to exercise options to extend, or not terminate leases, then the lease term is reassessed and the lease liability is remeasured, which in most cases will increase the lease liability.

Taxation

The Group's tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group's total tax charge involves estimation and judgement in respect of certain matters, being principally:

Recognition of deferred tax assets

Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany, Italy and Spain as well as capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group's operations as are used in the Group's value in use calculations (see note 4 'Impairment losses'). In the case of Luxembourg, this includes forecasts of future income from the Group's internal financing, centralised procurement and roaming activities.

Where tax losses are forecast to be recovered beyond the five year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations.

The estimated cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences.

Changes in the estimates which underpin the Group's forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered.

The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 'Taxation' to the consolidated financial statements.

See additional commentary relating to climate change below.

Uncertain tax positions

The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The most significant judgements in this area relate to the Group's tax disputes in India and a tax dispute related to financing costs in the Netherlands. Further details of tax disputes are included in note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

Business combinations and goodwill

When the Group completes a business combination, the fair values of the identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination of the fair values of acquired assets and liabilities is based, to a considerable extent, on management's judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the incremental amount paid is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then the difference is recorded as a gain in the income statement.

Allocation of the purchase price between finite lived assets (discussed below) and indefinite lived assets such as goodwill affects the subsequent results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised.

See note 27 'Acquisitions and disposals' to the consolidated financial statements for further details.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Joint arrangements
The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. Judgement is required to classify joint arrangements in a separate legal entity as either a joint operation or as a joint venture, which depends on management's assessment of the legal form and substance of the arrangement taking into account relevant facts and circumstances such as whether the owners have rights to substantially all the economic outputs and, in substance, settle the liabilities of the entity.

The classification can have a material impact on the consolidated financial statements. The Group's share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group's investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 'Investments in associates and joint arrangements' to the consolidated financial statements.

Finite lived intangible assets
Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and the costs of purchasing and developing computer software.

Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets.

Estimation of useful life
The useful life over which intangible assets are amortised depends on management's estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management's estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2024 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets are discussed below.

Customer bases
The estimated useful life principally reflects management's view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge.

Capitalised software
For computer software, the estimated useful life is based on management's view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence.

Property, plant and equipment
Property, plant and equipment represents 24.4% of the Group's total assets (2022: 26.5%). Estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 'Property, plant and equipment' to the consolidated financial statements for further details.

Estimation of useful life
The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management's estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2024 if these estimates were revised.

Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology.

See additional commentary relating to climate change, below.

Post employment benefits
Management uses estimates when determining the Group's liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 25 'Post employment benefits' to the consolidated financial statements.

Contingent liabilities
The Group exercises judgement to determine whether to recognise provisions and the exposures to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise.

Impairment reviews
IFRS requires management to perform impairment tests annually for indefinite lived assets, and for finite lived assets and for equity accounted investments if events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Management is required to make significant judgments concerning the identification of impairment indicators, the determination of fair values for assets and whether the carrying value of assets can be supported by the net present value of future cash flows that they are expected to generate.

The Group performs an annual impairment test which focuses on determining a recoverable amount for its assets based on value in use, rather than fair value less costs of disposal due to a lack of observable market data on fair values for equivalent assets.

Calculating the net present value of the future cash flows requires estimates to be made in respect of highly uncertain matters including management's expectations of:

- Growth in adjusted EBITDAaL, (see note 2 'Revenue disaggregation and segmental analysis' for a reconciliation to the consolidated income statement);
- Timing and amount of future capital expenditure, licence and spectrum payments;
- Long-term growth rates; and
- Appropriate discount rates to reflect the risks involved.

Changing the assumptions selected by management, in particular projected adjusted EBITDAaL, long-term growth rate and discount rate assumptions, could significantly affect the Group's impairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis, are included in note 4 'Impairment losses' to the consolidated financial statements.

Where the Group has interests in listed entities, market data, such as share price, is used to assess the fair value of those interests. If the market capitalisation indicates that their carrying amounts may not be recoverable, possible adjustments to the share price are reviewed and, where information is available, a value in use calculation is performed to support a conclusion on impairment.

For operations that are classified as held for sale, management is required to determine whether the carrying value of the discontinued operation can be supported by the fair value less costs of disposal. Where not observable in a quoted market, management has determined fair value less costs to sell by reference to the outcomes from the application of a number of potential valuation techniques, determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

For a number of reasons, transaction values agreed as part of any business acquisition or disposal may be higher than the assessed value in use.

See additional commentary relating to climate change, below.

Held for sale accounting

When the value of a non-current asset or a group of assets in a disposal group will be primarily recovered through a sale transaction and there is an active plan for the disposal such that it is highly probable that the disposal will be completed within 12 months (subject to certain matters outside of the Group's control) then the related assets will be classified as held for sale or as a discontinued operation.

Judgement is applied by management in determining if assets meet the requirements to be classified as held for sale or as discontinued operations. Further detail is provided in note 7 'Discontinued operations and assets held for sale'.

Climate change

The potential climate change-related risks and opportunities to which the Group is exposed, as identified by management, are disclosed in the Group's TCFD disclosures on pages 58 and 59. Management has assessed the potential financial impacts relating to the identified risks, primarily considering the useful lives of, and retirement obligations for, property, plant and equipment, the possibility of impairment of goodwill and other long-lived assets and the recoverability of the Group's deferred tax assets. Management has exercised judgement in concluding that there are no further material financial impacts of the Group's climate-related risks and opportunities on the consolidated financial statements. These judgements will be kept under review by management as the future impacts of climate change depend on environmental, regulatory and other factors outside of the Group's control which are not all currently known.

Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole

Accounting convention

The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value and for the application of IAS 29 'Financial Reporting in Hyperinflationary Economies' for the Group's entities reporting in Turkish lira (see below).

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 31 'Related undertakings' to the consolidated financial statements), joint operations that are subject to joint control and the results of joint ventures and associates (see note 12 'Investments in associates and joint arrangements' to the consolidated financial statements).

Basis of preparation changes adopted on 1 April 2022 - Hyperinflation

As anticipated in the Annual Report for the year ended 31 March 2022, Turkey met the requirements to be designated as a hyperinflationary economy under IAS 29 'Financial Reporting in Hyperinflationary Economies' in the quarter ended 30 June 2022. In addition, Ethiopia where the Group's associate, Safaricom, has operations has also become a hyperinflationary economy in the year. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, at its Turkish operations whose functional currency is the Turkish lira and to Safaricom's operations in Ethiopia where the Ethiopian birr is the functional currency for the reporting period commencing 1 April 2022. This resulted in an opening balance adjustment of €565 million to consolidated equity.

In accordance with IAS 21 'The Effects of Changes in Foreign Exchange Rates', comparative amounts have not been restated.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Turkish lira and Ethiopian birr results and non-monetary asset and liability balances for the current financial year ended 31 March 2023 have been revalued to their present value equivalent local currency amount as at 31 March 2023, based on an inflation index, before translation to euros at the reporting date exchange rate of €1: 20.85 TRL and €1:58.59 ETB, respectively.

For the Group's operations in Turkey:

- The gain or loss on net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement within Other income.
- The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.
- The Group has presented the IAS 29 opening balance adjustment to net assets within currency reserves in equity. Subsequent IAS 29 equity restatement effects and the impact of currency movements are presented within other comprehensive income because such amounts are judged to meet the definition of 'exchange differences'.

For Safaricom's operations in Ethiopia, the impacts of IAS 29 accounting are reflected as an increase to Investments in associates and joint ventures and an increase to Equity.

The inflation index in Turkey selected to reflect the change in purchasing power was the consumer price index (CPI) issued by the Turkish Statistical Institute which has risen by 50.5% during the current financial year ended 31 March 2023.The inflation index selected in Ethiopia is the CPI issued by the Ethiopian Statistics Service which rose 31.3% in the year ended 31 March 2023.

The main impacts of the aforementioned adjustments on the consolidated financial statements are shown below.

	Year ended 31 March Increase/(decrease) €m
Revenue	85
Operating profit	(87)
Profit for the financial year	(123)
Non-current assets	814
Equity attributable to owners of the parent	777
Non-controlling interests	37

Foreign currencies

The consolidated financial statements are presented in euro, which is also the Company's functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

With the exception of the Group's Turkish lira operations, which are subject to hyperinflation accounting (see above), transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

Share capital, share premium and other capital reserves are initially recorded at the functional currency rate prevailing at the date of the transaction and are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than euro are expressed in euro using exchange rates prevailing at the reporting period date.

Income and expense items and cash flows are translated at the average exchange rates for each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation is recognised in profit or loss in the consolidated income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly.

The net foreign exchange gain recognised in the consolidated income statement for the year ended 31 March 2023 is €111 million (31 March 2022: €309 million loss; 2021: €13 million loss). The net gains and net losses are recorded within operating profit (2023: €247 million credit; 2022: €24 million charge; 2021: €3 million credit), financing costs (2023: €135 million charge; 2022: €284 million charge; 2021 €23 million charge) and income tax expense (2023: €1 million charge; 2022: €1 million charge; 2021: €7 million credit). The foreign exchange gains and losses included within other income arise on the disposal of subsidiaries, interests in joint ventures, associates and investments from the recycling of foreign exchange gains and losses previously recognised in the consolidated statement of comprehensive income.

Current or non-current classification

Assets are classified as current in the consolidated statement of financial position where recovery is expected within 12 months of the reporting date. All assets where recovery is expected more than 12 months from the reporting date and all deferred tax assets, goodwill and intangible assets, property, plant and equipment and investments in associates and joint ventures are reported as non-current.

Liabilities are classified as current unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. For provisions, where the timing of settlement is uncertain, amounts are classified as non-current where settlement is expected more than 12 months from the reporting date. In addition, deferred tax liabilities and post-employment benefits are reported as non-current.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

New accounting pronouncements adopted on or after 1 April 2022

The Group adopted the following new accounting policies on 1 April 2022 to comply with amendments to IFRS. The accounting pronouncements, none of which had a material impact on the Group's financial reporting on adoption, are:

- Annual Improvements to IFRS Standards 2018-2020;
- Amendments to IAS 16 'Property, Plant and Equipment: Proceeds before Intended Use';
- Amendments to IAS 37 'Onerous Contracts – Cost of Fulfilling a Contract'; and
- Amendments to IFRS 3 'Reference to the Conceptual Framework'.

New accounting pronouncements to be adopted on or after 1 April 2023

The following new standards and narrow-scope amendments have been issued by the IASB and are effective for annual reporting periods beginning on or after 1 January 2023:

- IFRS 17 'Insurance Contracts';
- Amendments to IAS 1 'Disclosure of Accounting Policies';
- Amendment to IAS 8 'Definition of Accounting Estimates'; and
- Amendment to IAS 12 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction'.

These amendments have been endorsed by the UK Endorsement Board. The Group's financial reporting will be presented in accordance with the above new standards from 1 April 2023. The amendments to IAS 1, IAS 8 and IAS 12 are not expected to have a material impact on the consolidated income statement, consolidated statement of financial position or consolidated statement of cash flows. The impact of the adoption of IFRS 17 is addressed below.

IFRS 17 'Insurance Contracts'

IFRS 17 sets out revised principles for the recognition, measurement, presentation and disclosure of insurance contracts. The Group issues certain short and long-term insurance contracts including device insurance and the reinsurance of a third-party annuity policy issued to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme.

The adoption of IFRS 17 will result in insurance and reinsurance liabilities being reclassified into a separate line item from Trade and other payables and Provisions. The total reclassifications as at 1 April 2023 and for comparative periods are estimated to range from €400 million to €650 million, the largest element relating to the reinsurance of the third-party annuity policy (see Note 15 'Trade and other payables' and Note 25 'Post employment benefits'). Prior periods will be re-presented on adoption of IFRS 17; no material adjustments are expected to equity or to the Group's Consolidated Income Statement on adoption.

The Group will issue further details on the impact of adopting IFRS 17 as part of the Interim Financial Statements for the six months ending 30 September 2023.

New accounting pronouncements to be adopted on or after 1 April 2024

The following amendments have been issued by the IASB and are effective for annual periods beginning on or after 1 January 2024; they have not yet been endorsed by the UK Endorsement Board.

- Amendments to IAS 1 'Classification of Liabilities as Current or Non-Current'; Amendments to IAS 1 'Non-current Liabilities and Covenants'; and
- Amendments to IFRS 16 'Lease Liability in a Sale and Leaseback'.

The Group is assessing the impact of these new standards and the Group's financial reporting will be presented in accordance with these standards from 1 April 2024 as applicable.

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis

The Group's businesses are managed on a geographical basis. Selected financial data is presented on this basis below.

Accounting policies

Revenue

When the Group enters into an agreement with a customer, goods and services deliverable under the contract are identified as separate performance obligations ('obligations') to the extent that the customer can benefit from the goods or services on their own and that the separate goods and services are considered distinct from other goods and services in the agreement. Where individual goods and services do not meet the criteria to be identified as separate obligations they are aggregated with other goods and/or services in the agreement until a separate obligation is identified. The obligations identified will depend on the nature of individual customer contracts, but might typically be separately identified for mobile handsets, other equipment such as set-top boxes and routers provided to customers and services provided to customers such as mobile and fixed line communication services. Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group's services) this does not, in isolation, prevent those goods or services from being assessed as separate obligations. Activities relating to connecting customers to the Group's network for the future provision of services are not considered to meet the criteria to be recognised as obligations except to the extent that the control of related equipment passes to customers.

The Group determines the transaction price to which it expects to be entitled in return for providing the promised obligations to the customer based on the committed contractual amounts, net of sales taxes and discounts. Where indirect channel dealers, such as retailers, acquire customer contracts on behalf of the Group and receive commission, any commissions that the dealer is compelled to use to fund discounts or other incentives to the customer are treated as payments to the customer when determining the transaction price and consequently are not included in contract acquisition costs.

The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contract is determined according to the prices that the Group would achieve by selling the same goods and/or services included in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are used maximising the use of external inputs. See 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 for details. Revenue is recognised when the respective obligations in the contract are delivered to the customer and cash collection is considered probable. Revenue for the provision of services, such as mobile airtime and fixed line broadband, is recognised when the Group provides the related service during the agreed service period.

Revenue for device sales to end customers is generally recognised when the device is delivered to the end customer. For device sales made to intermediaries such as indirect channel dealers, revenue is recognised if control of the device has transferred to the intermediary and the intermediary has no right to return the device to receive a refund; otherwise revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return.

Where refunds are issued to customers they are deducted from revenue in the relevant service period.

When the Group has control of goods or services prior to delivery to a customer, then the Group is the principal in the sale to the customer. As a principal, receipts from, and payments to, suppliers are reported on a gross basis in revenue and operating costs. If another party has control of goods or services prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligations is recognised net of any related payments to the supplier and recognised revenue represents the margin earned by the Group. See 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 for details.

Customers typically pay in advance for prepay mobile services and monthly for other communication services. Customers typically pay for handsets and other equipment either up-front at the time of sale or over the term of the related service agreement.

When revenue recognised in respect of a customer contract exceeds amounts received or receivable from a customer at that time a contract asset is recognised; contract assets will typically be recognised for handsets or other equipment provided to customers where payment is recovered by the Group via future service fees. If amounts received or receivable from a customer exceed revenue recognised for a contract, for example if the Group receives an advance payment from a customer, a contract liability is recognised.

When contract assets or liabilities are recognised, a financing component may exist in the contract; this is typically the case when a handset or other equipment is provided to a customer up-front but payment is received over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significant financing component is provided to the customer, the transaction price is reduced and interest revenue is recognised over the customer's payment period using an interest rate reflecting the relevant central bank rates and customer credit risk.

Contract-related costs

When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised on the consolidated statement of financial position as fulfilment costs and are recognised as expenses in line with the recognition of revenue when the related obligation is delivered.

The direct and incremental costs of acquiring a contract including, for example, certain commissions payable to staff or agents for acquiring customers on behalf of the Group, are recognised as contract acquisition cost assets in the consolidated statement of financial position when the related payment obligation is recorded. Costs are recognised as an expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically this is over the customer contract period as new commissions are payable on contract renewal. Certain amounts payable to agents are deducted from revenue recognised (see above).

Revenue disaggregation and segmental income statement analysis

Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component.

The tables below present Revenue and Adjusted EBITDAaL for the year ended 31 March 2023 and for the comparative years ended 31 March 2022 and 31 March 2021. The comparative information for the year ended 31 March 2021 is presented under the previous segmental reporting structure.

31 March 2023	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDAaL €m
Germany	11,433	1,313	12,746	350	17	13,113	5,323
Italy	4,251	426	4,677	122	10	4,809	1,453
UK	5,358	1,375	6,733	58	33	6,824	1,350
Spain	3,514	307	3,821	60	26	3,907	947
Other Europe	5,005	602	5,607	117	20	5,744	1,632
Vodacom	4,849	1,034	5,883	403	28	6,314	2,159
Other Markets	3,300	530	3,830	4	–	3,834	1,145
Vantage Towers	–	–	–	1,338	–	1,338	795
Common Functions[2]	530	47	577	810	–	1,387	(139)
Eliminations	(271)	(1)	(272)	(1,292)	–	(1,564)	–
Group	**37,969**	**5,633**	**43,602**	**1,970**	**134**	**45,706**	**14,665**

31 March 2022	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDAaL €m
Germany	11,616	1,126	12,742	365	21	13,128	5,669
Italy	4,379	525	4,904	108	10	5,022	1,699
UK	5,154	1,333	6,487	69	33	6,589	1,395
Spain	3,714	369	4,083	73	24	4,180	957
Other Europe	5,001	528	5,529	105	19	5,653	1,606
Vodacom	4,635	950	5,585	384	24	5,993	2,125
Other Markets	3,420	404	3,824	6	–	3,830	1,335
Vantage Towers	–	–	–	1,252	–	1,252	619
Common Functions[2]	522	53	575	838	1	1,414	(197)
Eliminations	(238)	(1)	(239)	(1,242)	–	(1,481)	–
Group	**38,203**	**5,287**	**43,490**	**1,958**	**132**	**45,580**	**15,208**

31 March 2021	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDAaL €m
Germany	11,520	1,055	12,575	380	29	12,984	5,634
Italy	4,458	446	4,904	97	13	5,014	1,597
UK	4,848	1,206	6,054	44	53	6,151	1,367
Spain	3,788	292	4,080	64	22	4,166	1,044
Other Europe	4,859	549	5,408	124	17	5,549	1,760
Vodacom	4,083	800	4,883	282	16	5,181	1,873
Other Markets	3,312	441	3,753	12	–	3,765	1,228
Common Functions[2]	470	36	506	862	–	1,368	(117)
Eliminations	(197)	(1)	(198)	(171)	–	(369)	–
Group	**37,141**	**4,824**	**41,965**	**1,694**	**150**	**43,809**	**14,386**

Notes:
1 Other revenue includes lease revenue recognised under IFRS 16 'Leases' (see note 20 'Leases').
2 Comprises central teams and business functions.

The total future revenue from the remaining term of Group's contracts with customers for performance obligations not yet delivered to those customers at 31 March 2023 is €18,521 million (2022: €20,013 million; 2021: €21,038 million); of which €11,941 million (2022: €12,913 million; 2021: €14,110 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months.

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

Segmental analysis

The Group's operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products.

Vantage Towers A.G. ('Vantage Towers') has been presented as a separate segment of the Group since 1 April 2021, following its IPO in March 2021; the segmental presentation for the year ended 31 March 2021 was not revised. Vantage Towers continued to be reported as a separate segment until the time of its disposal.

From 1 April 2023, the Group will revise its segments by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment to reflect the effective date of changes made to the Group's internal reporting structure, following the transfer of Vodafone Egypt to the Vodacom group in December 2022.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm's-length prices.

With the exception of Vodacom, which is a legal entity encompassing South Africa and certain other smaller African markets, and Vantage Towers, which comprises companies providing mobile tower infrastructure in a number of European markets, segment information is primarily provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests.

The operating segments for Germany, Italy, UK, Spain and Vodacom are individually material for the Group and are each reporting segments for which certain financial information is provided. In addition, the Vantage Towers operating segment was a separately listed part of the Group until its disposal into a joint venture on 22 March 2023 (see note 27 'Acquisitions and disposals') and is presented as a reporting segment as it is considered to provide useful information to users of the financial statements. The aggregation of smaller operating segments into the Other Europe and Other Markets reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary (to the date of its disposal), Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, while the Other Markets segment (comprising Egypt, Ghana (to the date of its disposal) and Turkey) largely includes developing economies with less stable economic or regulatory environments. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

A reconciliation of adjusted EBITDAaL, the Group's measure of segment profit, to the Group's profit or loss before taxation for the financial year is shown below.

	2023 €m	Re-presented[1] 2022 €m	Re-presented[1] 2021 €m
Adjusted EBITDAaL	**14,665**	**15,208**	**14,386**
Restructuring costs	(587)	(346)	(356)
Interest on lease liabilities	436	398	374
Loss on disposal of owned assets	(36)	(28)	(30)
Depreciation and amortisation on owned assets	(9,649)	(9,858)	(10,187)
Share of results of equity accounted associates and joint ventures	433	389	374
Impairment loss[2]	(64)	–	–
Other income	9,098	50	568
Operating profit	**14,296**	**5,813**	**5,129**
Investment income	248	254	245
Finance costs	(1,728)	(1,964)	(1,027)
Profit before taxation	**12,816**	**4,103**	**4,347**

Notes:
1 The results for the years ended 31 March 2022 and 31 March 2021 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. In the year ended 31 March 2022, the share of result of equity accounted associates and joint ventures has increased by €178 million, other income has decreased by €29 million and operating profit has increased by €149 million compared to amounts previously reported. In the year ended 31 March 2021, the share of result of equity accounted associates and joint ventures has increased by €32 million, operating profit has increased by €32 million and investment income has decreased by €85 million compared to amounts previously reported. See note 7 'Discontinued operations and assets held for sale' for more information.
2 The FY23 impairment loss relates to Indus Towers and is included in the Other Markets segment. See overleaf and Note 4 'Impairment losses'.

Segmental assets

The tables below present the segmental assets for the year ended 31 March 2023 and for the comparative years ended 31 March 2022 and 31 March 2021. The comparative information for the year ended 31 March 2021 is presented under the previous segmental reporting structure.

31 March 2023	Non-current assets[1] €m	Capital additions[2] €m	Right-of-use asset additions €m	Other additions to intangible assets[3] €m	Depreciation and amortisation €m	Impairment loss €m
Germany	43,878	2,701	2,145	2	4,154	–
Italy	10,235	833	916	5	1,970	–
UK	6,629	892	1,639	–	1,562	–
Spain	6,331	565	742	8	1,393	–
Other Europe	7,815	927	1,104	151	1,363	–
Vodacom	5,810	862	219	260	1,027	–
Other Markets	2,488	495	177	13	830	64
Vantage Towers	–	551	318	–	326	–
Common Functions	2,013	839	127	–	993	–
Group	**85,199**	**8,665**	**7,387**	**439**	**13,618**	**64**

31 March 2022	Non-current assets[1] €m	Capital additions[2] €m	Right-of-use asset additions €m	Other additions to intangible assets[3] €m	Depreciation and amortisation €m	Impairment loss €m
Germany	43,190	2,670	795	–	3,981	–
Italy	10,519	840	670	255	1,929	–
UK	6,226	832	580	229	1,905	–
Spain	6,433	676	422	291	1,499	–
Other Europe	8,548	1,009	502	126	1,511	–
Vodacom	6,383	853	187	–	920	–
Other Markets	2,467	530	229	–	598	–
Vantage Towers	8,179	366	320	–	523	–
Common Functions	2,103	844	123	–	979	–
Group	**94,048**	**8,620**	**3,828**	**901**	**13,845**	**–**

31 March 2021	Non-current assets[1] €m	Capital additions[2] €m	Right-of-use asset additions €m	Other additions to intangible assets[3] €m	Depreciation and amortisation €m	Impairment loss €m
Germany	47,563	2,772	1,133	1	4,836	–
Italy	10,707	805	758	17	2,025	–
UK	7,968	822	1,138	–	2,202	–
Spain	7,213	772	700	9	1,579	–
Other Europe	10,369	968	1,016	431	1,727	–
Vodacom	5,839	703	174	–	872	–
Other Markets	2,988	512	247	439	666	–
Common Functions	2,145	829	140	–	194	–
Group	**94,792**	**8,183**	**5,306**	**897**	**14,101**	**–**

Notes:
1 Comprises goodwill, other intangible assets and property, plant and equipment.
2 Includes additions to property, plant and equipment (excluding right-of-use assets), computer software and development costs, reported within Intangible assets.
3 Includes additions to licences and spectrum and customer base acquisitions.

Notes to the consolidated financial statements (continued)

3. Operating profit

Detailed below are the key amounts recognised in arriving at our operating profit

	2023 €m	Re-presented[1] 2022 €m	Re-presented[1] 2021 €m
Amortisation of intangible assets (Note 10)	4,031	4,044	4,421
Depreciation of property, plant and equipment (Note 11):			
Owned assets	5,627	5,857	5,766
Leased assets	3,960	3,944	3,914
Impairment loss (Note 4)	64	–	–
Staff costs (Note 24)	5,842	5,334	5,157
Amounts related to inventory included in cost of sales	5,950	5,671	5,160
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(1,267)	(1,092)	(995)
Loss on disposal of Vodafone Hungary[2] (Note 27)	69	–	–
Gain on disposal of Vodafone Ghana[2] (Note 27)	(689)	–	–
Gain on disposal of Vantage Towers[2] (Note 27)	(8,607)	–	–
Gain on disposal of Indus Towers Limited[1,2]	–	81	–
Pledge arrangements in respect of Indus Towers Limited[2] (Note 29)	–	(15)	(429)
Net gain on formation of TPG Telecom[2] (Note 12)	–	–	1,043
Net gain on formation of Indus Towers Limited[2] (Note 12)	–	–	292
Settlement of tender offer to KDG shareholders[2]	–	–	(204)

Notes:
1 The results for the years ended 31 March 2022 and 31 March 2021 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. In the year ended 31 March 2022, the gain on disposal of Indus Towers Limited has decreased by €29 million compared to the amount previously reported. There is no impact on the amount previously reported for the year ended 31 March 2021. See note 7 'Discontinued operations and assets held for sale' for more information.
2 Included in other income in the consolidated income statement.

The total remuneration of the Group's auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited, for services provided to the Group during the year ended 31 March 2023 is analysed below.

	2023 €m	2022 €m	2021 €m
Parent company	5	4	3
Subsidiaries	22	19	18
Audit fees[1]	**27**	**23**	**21**
Audit-related[2]	3	2	–
Vantage Towers IPO[3]	–	–	11
Non-audit fees	**3**	**2**	**11**
Total fees	**30**	**25**	**32**

Notes:
1 Includes fees in connection with the interim review, preliminary announcement and controls audit required under Section 404 of the Sarbanes Oxley Act. In total this amounted to €1 million in each of the years presented.
2 Fees for (i) special purpose audits and (ii) statutory and regulatory filings during the year.
3 Fees incurred for IPO services relating to the IPO of Vantage Towers A.G. on 18 March 2021.

4. Impairment losses

Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation' to the consolidated financial statements.

Accounting policies

Goodwill

Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group's cash-generating units is primarily based on the geographic area where the Group supplies communications services and products. If cash flows from assets within one jurisdiction are largely independent of the cash flows from other assets in that same jurisdiction and management monitors performance separately, multiple cash-generating units are identified within that geographic area.

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Management prepares formal five year plans for the Group's cash-generating units, which are the basis for the value in use calculations.

Property, plant and equipment, finite lived intangible assets and equity accounted investments

At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment, finite lived intangible assets and equity-accounted investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the income statement.

Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the consolidated income statement.

Impairment loss

Following our annual impairment review, the Group recognised an impairment loss in the consolidated income statement within operating profit relating to our investment in Indus Towers of €64 million in the current year. Further detail on events that led to the recognition of this loss is included on page 141. No impairments were recognised for any other cash-generating units in the three years ended 31 March 2023.

Goodwill

The remaining carrying value of goodwill at 31 March was as follows:

	2023 €m	2022 €m
Germany	20,335	20,335
Italy	2,481	2,481
Vantage Towers Germany	–	2,565
Other	4,799	6,503
	27,615	**31,884**

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Key assumptions used in the value in use calculations

The key assumptions used in determining the value in use are:

Assumption	How determined
Projected adjusted EBITDAaL	Projected adjusted EBITDAaL has been based on past experience adjusted for the following:
	- In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new products and services are introduced. Fixed revenue is expected to continue to grow as penetration is increased and more products and services are sold to customers;
	- Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced; and
	- Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives.
Projected capital expenditure	The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group's licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of owned property, plant and equipment and computer software.
Projected licence and spectrum payments	To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed.
Long-term growth rate	For the purposes of the Group's value in use calculations, a long-term growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of:
	- the nominal GDP growth rate forecasts for the country of operation; and
	- the long-term compound annual growth rate in adjusted EBITDAaL as estimated by management.
	Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations.
Pre-tax discount rate	The pre-tax discount rate for each cash-generating unit is derived such that when applied to pre-tax cash flows it gives the same result as when the observable post-tax weighted average cost of capital is applied to post-tax cash flows. The assumptions used to develop discount rates for each cash-generating unit are benchmarked to externally available data. - The risk free rate is derived from an average yield of a ten year bond issued by the government in each cash-generating unit's respective country of operations.
	- The forward-looking equity market risk premium (an investor's required rate return over and above a risk free rate) is based on studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuation practitioners.
	- The asset beta reflecting the systematic risk of the telecommunications segment relative to the market as a whole is determined from betas observed for comparable listed telecommunications companies.
	- The region-specific leverage ratios are estimated from ratios observed for comparable listed telecommunications companies.
	Each cash-generating unit's discount rate is determined in nominal terms in order to match their nominal estimates of future cash flows.
	Rising risk free interest rates and lower asset betas have, respectively, increased and decreased the cash-generating unit discount rates in the current year.

Year ended 31 March 2023

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group's cash generating units is not recoverable. For changes to the Group's cash-generating units in the current year see note 27 'Acquisitions and disposals'.

Climate change

As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group's impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group's zero carbon targets. The long range plans also include capital expenditure in relation to the Group's use of durable and energy efficient infrastructure and the costs of the Group's extensive and ongoing network maintenance programme. Climate change has not had a material impact on the outcome of the Group's impairment testing.

Indus Towers Limited

The Group's investment in Indus Towers was tested for impairment at 31 March 2023 following a decline in Indus Towers' quoted share price in the current year. Management concluded that fair value less costs of disposal is the appropriate basis to determine the recoverable amount of the Group's investment. Indus Towers' share price is observable in a quoted market and is considered a level 1 input under the IFRS 13 fair value hierarchy. The share price of INR143.00 per share implied a recoverable amount of INR 81 billion (€0.9 billion) which was lower than the carrying value of the investment at the same date. An impairment charge of €64 million was recognised to reduce the carrying value of the Group's investment to the recoverable amount in the Group's consolidated statement of financial position.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating units for which the carrying amount of goodwill is significant in comparison with the Group's total carrying amount of goodwill:

	Assumptions used in value in use calculations	
	Germany %	Italy %
Pre-tax discount rate	7.8	8.9
Long-term growth rate	0.6	1.5
Projected adjusted EBITDAaL CAGR[1]	1.8	1.0
Projected capital expenditure[2]	19.4-19.8	16.5-17.9

Sensitivity analysis

The estimated recoverable amounts of the Group's operations in Germany, Italy, the UK, and Spain exceed their carrying values by €3.2 billion, €0.2 billion, €1.3 billion, and €0.4 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2023.

	Change required for carrying value to equal recoverable amount			
	Germany pps	Italy pps	UK pps	Spain pps
Pre-tax discount rate	0.6	0.2	1.6	0.5
Long-term growth rate	(0.6)	(0.2)	(1.9)	(0.6)
Projected adjusted EBITDAaL CAGR[1]	(1.8)	(0.5)	(4.1)	(1.5)
Projected capital expenditure[2]	5.5	0.9	4.2	2.2

Notes:
1 Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

For the Group's operations in Italy and Spain management has prepared the following sensitivity analysis for changes in pre-tax discount rate and projected adjusted EBITDAaL CAGR[1] assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairment review.

	Recoverable amount less carrying value	
	Italy €bn	Spain €bn
Base case as at 31 March 2023	0.2	0.4
Change in pre-tax discount rate		
Decrease by 1pps	1.4	1.3
Increase by 1pps	(0.8)	(0.3)
Change in projected adjusted EBITDAaL CAGR[1]		
Decrease by 5pps	(1.6)	(0.8)
Increase by 5pps	2.3	1.8

Note:
1 Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

Year ended 31 March 2022

The disclosures below for the year ended 31 March 2022 are as previously disclosed in the 31 March 2022 Annual Report.

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group's cash-generating units is not recoverable.

As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group's impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group's zero carbon targets. The long range plans also include capital expenditure in relation to the Group's use of durable and energy efficient infrastructure and the costs of the Group's extensive and ongoing network maintenance programme. Furthermore, the Group will continue to develop strong reactive initiatives to manage the unpredictable impacts of future climate-related risks. Climate change, therefore, has not had a material impact on the outcome of the Group's impairment testing and the Group will continue to refine its approach to modelling climate-related risks and opportunities in the value in use calculations.

As the war in Ukraine continues, it is challenging to predict the full extent and duration of its impact on the economy and the Group's businesses. However, to assess a potential impact of this on the Group's impairment testing, management prepared scenario analysis based on adjustments to the long range plans for high level estimates of market risks impacted by the war. This analysis did not indicate a risk of impairment at 31 March 2022. Management will update the cash flows and assumptions used in the Group's impairment testing at future reporting dates with latest best estimates.

No impairments were recognised for the Group's cash-generating units during the year to 31 March 2022.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating units for which the carrying amount of goodwill is significant in comparison with the Group's total carrying amount of goodwill:

	Assumptions used in value in use calculations			
	Germany %	Italy %	Vantage Towers Germany %	Other %
Pre-tax discount rate	7.4	9.3	6.1	6.2-22.5
Long-term growth rate	0.5	1.5	1.5	1.0-8.9
Projected adjusted EBITDAaL CAGR[1]	(0.1)	(0.2)	11.0	(5.4)-13.0
Projected capital expenditure[2]	19.6-21.8	15.0-16.3	32.0-62.1	10.0-51.4

Notes:
1 Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure, Italy's adjusted EBITDAaL for the year ended 31 March 2022 excludes the TIM settlement.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Sensitivity analysis

The estimated recoverable amounts of the Group's operations in Germany, Italy, the UK and Spain exceed their carrying values by €7.3 billion, €0.4 billion, €1.3 billion and €0.1 billion respectively. However, if the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2022.

	Change required for carrying value to equal recoverable amount			
	Germany pps	Italy pps	UK pps	Spain pps
Pre-tax discount rate	1.4	0.3	1.3	0.1
Long-term growth rate	(1.4)	(0.3)	(1.5)	(0.1)
Projected adjusted EBITDAaL CAGR[1]	(4.1)	(0.9)	(3.1)	(0.4)
Projected capital expenditure[2]	12.6	1.8	4.3	0.5

For the Group's operations in Germany, Italy, the UK and Spain management has considered the following reasonably possible changes in pre-tax discount rate, long-term growth rate and projected adjusted EBITDAaL CAGR[1] assumptions, leaving all other assumptions unchanged. The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below.

Management has concluded that no reasonably possible or foreseeable change in projected capital expenditure[2] would cause the difference between the carrying value and recoverable amount for any cash generating unit to be materially different to the base case disclosed below.

	Recoverable amount less carrying value			
	Germany €bn	Italy €bn	UK €bn	Spain €bn
Base case as at 31 March 2022	7.3	0.4	1.3	0.1
Change in pre-tax discount rate				
Decrease by 1pps	14.9	1.7	2.8	1.0
Increase by 1pps	1.7	(0.7)	0.3	(0.6)
Change in long-term growth rate				
Decrease by 1pps	1.6	(0.6)	0.4	(0.5)
Increase by 1pps	15.6	1.7	2.8	0.9
Change in projected adjusted EBITDAaL CAGR[1]				
Decrease by 5pps	(1.4)	(1.6)	(0.7)	(1.1)
Increase by 5pps	17.9	2.8	3.8	1.5

Note:
1 Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure, Italy's adjusted EBITDAaL for the year ended 31 March 2022 excludes the TIM settlement.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Year ended 31 March 2021

The disclosures below for the year ended 31 March 2021 are as previously disclosed in the 31 March 2021 Annual Report.

Following the carve-out of Vodafone's tower infrastructure to Vantage Towers A.G. ('Vantage Towers') during the year in Germany, Spain, Portugal, Ireland, Greece, Romania, Czech Republic and Hungary and the acquisitions by Vantage Towers of Vodafone UK's 50% shareholding in Cornerstone Telecommunications Infrastructure Limited ('CTIL') and the remaining shareholding in the Vantage Towers Greece, management considers Vodafone's operating companies and Vantage Tower's operating companies in the affected geographical areas to represent two cash-generating units for the purpose of impairment testing as at 31 March 2021. Vodafone's investment in Infrastrutture Wireless Italiane S.p.A. ('INWIT') was also transferred to Vantage Towers during the year.

Goodwill has been allocated on a relative values basis to the Vantage Towers cash-generating units, where applicable, as part of the tower business carve out from Vodafone's operations. The cash-generating units described below relate to Vodafone's mobile and fixed line trading businesses, unless otherwise indicated as being part of Vantage Towers.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation					
	Germany %	Italy %	Spain %	Ireland %	Romania %	Vantage Towers Germany %
Pre-tax discount rate	7.4	10.5	9.2	7.7	9.9	6.0
Long-term growth rate	0.5	0.5	0.5	0.5	1.0	1.5
Projected adjusted EBITDAaL CAGR[1]	1.2	2.1	4.9	0.5	0.9	8.4
Projected capital expenditure[2]	19.7-21.5	14.4-15.9	15.7-17.6	12.6-15.1	12.3-15.2	39.1-56.2

Notes:
1 Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. A pro-rata adjustment has been made to true-up 31 March 2021 adjusted EBITDAaL to a full year where the towers business carve-out occurred during the year.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Sensitivity analysis

The estimated recoverable amounts of the Group's operations in Germany, Italy, Spain, Ireland, Romania and Vantage Towers Germany exceed their carrying values by €7.4 billion, €0.6 billion, €0.3 billion, €0.1 billion, €0.1 billion and €3.5 billion, respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2021.

	Change required for carrying value to equal recoverable amount					
	Germany pps	Italy pps	Spain pps	Ireland pps	Romania pps	Vantage Towers Germany pps
Pre-tax discount rate	1.3	0.7	0.4	0.7	0.7	5.2
Long-term growth rate	(1.3)	(0.8)	(0.5)	(0.7)	(0.9)	(4.9)
Projected adjusted EBITDAaL CAGR[1]	(4.0)	(1.5)	(1.5)	(1.6)	(1.9)	(19.3)
Projected capital expenditure[2]	12.7	3.0	1.6	2.8	1.9	162.6

Management considered the following reasonably possible changes in key assumptions for projected adjusted EBITDAaL CAGR[1] and long-term growth rate, leaving all other assumptions unchanged. Consistent with the prior year, and due to the uncertainty of future COVID-19 impacts, management's range of reasonably possible changes in projected adjusted EBITDAaL CAGR[1] is plus or minus 5 percentage points (2020: +/- 5 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below.

Management believes that no reasonably possible or foreseeable change in the pre-tax discount rate or projected capital expenditure[2] would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different from the base case disclosed below.

	Recoverable amount less carrying value					
	Germany €bn	Italy €bn	Spain €bn	Ireland €bn	Romania €bn	Vantage Towers Germany €bn
Base case as at 31 March 2021	7.4	0.6	0.3	0.1	0.1	3.5
Change in projected adjusted EBITDAaL CAGR[1]						
Decrease by 5pps	(1.6)	(1.3)	(0.6)	(0.2)	(0.1)	2.4
Increase by 5pps	18.2	2.9	1.4	0.5	0.3	5.0
Change in long-term growth rate						
Decrease by 1pps	1.5	(0.1)	(0.3)	–	–	2.2
Increase by 1pps	16.0	1.6	1.0	0.3	0.2	6.1

The carrying values for Vodafone UK, Portugal, Czech Republic, and Hungary include goodwill arising from acquisitions and/or the purchase of operating licences or spectrum rights. The recoverable amounts for these operating companies are also not materially greater than their carrying values and accordingly are disclosed below.

If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the year ended 31 March 2021.

	Change required for carrying value to equal recoverable amount			
	UK pps	Portugal pps	Czech Republic pps	Hungary pps
Pre-tax discount rate	0.8	0.9	1.2	0.3
Long-term growth rate	(0.8)	(1.0)	(1.3)	(0.4)
Projected adjusted EBITDAaL CAGR[1]	(1.7)	(2.2)	(3.0)	(0.7)
Projected capital expenditure[2]	2.5	3.7	7.5	1.5

Notes:
1 Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. A pro-rata adjustment has been made to true up 31 March 2021 adjusted EBITDAaL to a full year where the towers business carve-out occurred during the year.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

5. Investment income and financing costs

Investment income comprises interest received from short-term investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements.

	2023 €m	Re-presented[1] 2022 €m	Re-presented[1] 2021 €m
Investment income			
Financial assets measured at amortised cost	212	249	221
Financial assets measured at fair value through profit and loss	36	5	24
	248	**254**	**245**
Financing costs			
Financial liabilities measured at amortised cost			
Bonds	1,711	1,546	1,722
Lease liabilities	436	398	374
Bank loans and other liabilities[2]	430	469	463
Interest on derivatives	(561)	(428)	(485)
Mark-to-market on derivatives	(423)	(341)	(1,070)
Financial assets measured at fair value through profit and loss	–	36	–
Foreign exchange	135	284	23
	1,728	**1,964**	**1,027**
Net financing costs	**1,480**	**1,710**	**782**

Notes:
1 The results for the years ended 31 March 2022 and 31 March 2021 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. In the year ended 31 March 2021, investment income has decreased by €85 million compared to the amount previously reported. There is no impact on the amount previously reported for the year ended 31 March 2022. See note 7 'Discontinued operations and assets held for sale' for more information.
2 Interest capitalised for the year ended 31 March 2023 was €5 million (2022: €17 million, 2021: €17 million).

Notes to the consolidated financial statements (continued)

6. Taxation

This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future.

Accounting policies

Income tax expense represents the sum of the current and deferred taxes.

Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group's liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date.

The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictions that we operate either using management's estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense.

Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised.

Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group's assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date.

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis.

Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity.

Income tax expense	**2023 €m**	2022 €m	2021 €m
United Kingdom corporation tax expense:			
Current year	4	22	24
Adjustments in respect of prior years	4	17	3
	8	**39**	**27**
Overseas current tax expense/(credit):			
Current year	924	993	872
Adjustments in respect of prior years	(26)	81	(30)
	898	**1,074**	**842**
Total current tax expense	**906**	**1,113**	**869**
Deferred tax on origination and reversal of temporary differences:			
United Kingdom deferred tax	(71)	(791)	(94)
Overseas deferred tax	(354)	1,008	3,089
Total deferred tax (credit)/expense	**(425)**	**217**	**2,995**
Total income tax expense	**481**	**1,330**	**3,864**

Tax charged/(credited) directly to other comprehensive income

	2023 €m	2022 €m	2021 €m
Current tax	3	–	(17)
Deferred tax	304	648	(1,009)
Total tax charged/(credited) directly to other comprehensive income	**307**	**648**	**(1,026)**

Tax charged/(credited) directly to equity

	2023 €m	2022 €m	2021 €m
Deferred tax	6	–	(2)
Total tax charged/(credited) directly to equity	**6**	**–**	**(2)**

Factors affecting the tax expense for the year

The table below explains the differences between the expected tax expense, being the aggregate of the Group's geographical split of profits multiplied by the relevant local tax rates and the Group's total tax expense for each year.

	2023 €m	Re-presented[1] 2022 €m	Re-presented[1] 2021 €m
Continuing profit before tax as shown in the consolidated income statement	**12,816**	**4,103**	**4,347**
Aggregated expected income tax expense	3,848	1,231	1,111
Impairment loss with no tax effect	18	–	–
Disposal of Group investments[2]	(2,918)	(8)	(332)
Effect of taxation of associates and joint ventures, reported within profit before tax	(125)	(111)	69
Deferred tax (credit)/charge following revaluation of investments in Luxembourg	(393)	1,455	2,120
Previously unrecognised temporary differences we expect to use in the future, including in Luxembourg	(16)	(708)	(45)
Previously recognised temporary differences and losses we no longer expect to use in the future	–	74	699
Current year temporary differences (including losses) that we currently do not expect to use	207	116	170
Adjustments in respect of prior year tax liabilities	(35)	13	(10)
Impact of tax credits and irrecoverable taxes	80	74	90
Deferred tax on overseas earnings	(6)	2	–
Effect of current year changes in statutory tax rates on deferred tax balances[3]	35	(667)	(45)
Financing costs not (taxable)/deductible for tax purposes	(27)	46	(62)
Revaluation of assets for tax purposes in Turkey and Italy[4]	(338)	(357)	–
Expenses not deductible for tax purposes	151	170	99
Income tax expense	**481**	**1,330**	**3,864**

Notes:
1 Amounts for the years ended 31 March 2022 and 31 March 2021 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. See note 7 'Discontinued operations and assets held for sale' for more information.
2 2023 relates to the change in consolidation status of Vantage Towers and the tax exempt disposals of Vodafone Hungary and Vodafone Ghana. 2021 includes the tax exempt gains relating to the TPG Telecom Limited merger in Australia and Indus Towers Limited in India..
3 2022 includes the increase in future UK tax rate to 25%.
4 2023 relates to a step of assets for tax purposes in Turkey. 2022 relates to step up of assets for tax purposes in Italy and Turkey

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Deferred tax

Analysis of movements in the net deferred tax asset balance during the year:

	€m
1 April 2022	18,569
Foreign exchange movements	(59)
Credited the income statement	425
Charged directly to OCI	(304)
Charged directly to equity	(6)
Impact of hyperinflation accounting	(191)
Arising on acquisitions and disposals	111
31 March 2023[1]	**18,545**

Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount credited/ (expensed) in income statement €m	Gross deferred tax asset €m	Gross deferred tax liability €m	Less amounts unrecognised €m	Net recognised deferred tax asset/ (liability) €m
Accelerated tax depreciation	136	2,761	(1,426)	(47)	1,288
Intangible assets	324	630	(1,495)	15	(850)
Tax losses	(78)	28,035	–	(9,540)	18,495
Treasury related items	2	623	(717)	(588)	(682)
Temporary differences relating to revenue recognition	(40)	19	(705)	–	(686)
Temporary differences relating to leases	216	1,482	(1,054)	(30)	398
Other temporary differences	(135)	938	(296)	(60)	582
31 March 2023[1]	**425**	**34,488**	**(5,693)**	**(10,250)**	**18,545**

Analysed in the balance sheet, after offset of balances within countries, as:

	€m
Deferred tax asset	19,316
Deferred tax liability	(771)
31 March 2023[1]	**18,545**

At 31 March 2022, deferred tax assets and liabilities, before offset of balances within countries, were as follows:

	Amount credited/ (expensed) in income statement €m	Gross deferred tax asset €m	Gross deferred tax liability €m	Less amounts unrecognised €m	Net recognised deferred tax asset/ (liability) €m
Accelerated tax depreciation	672	2,589	(1,361)	(58)	1,170
Intangible assets	643	666	(1,801)	11	(1,124)
Tax losses	(1,450)	28,977	–	(10,341)	18,636
Treasury related items	(90)	616	(372)	(562)	(318)
Temporary differences relating to revenue recognition	(9)	3	(666)	–	(663)
Temporary differences relating to leases	(3)	1,754	(1,577)	–	177
Other temporary differences	20	1,148	(379)	(78)	691
31 March 2022[1]	**(217)**	**35,753**	**(6,156)**	**(11,028)**	**18,569**

At 31 March 2022, analysed in the balance sheet, after offset of balances within countries, as:

	€m
Deferred tax asset	19,089
Deferred tax liability	(520)
31 March 2022[1]	**18,569**

Note:
1 The Group does not discount deferred tax assets. This is in accordance with IAS 12.

Factors affecting the tax charge in future years

The Group's future tax charge, and effective tax rate, could be affected by several factors including; tax reform in countries around the world, including any arising from the OECD's or European Commission's work on the taxation of the digital economy and European Commission initiatives such as the Minimum Tax directive or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below).

The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2023, the Group holds provisions for such potential liabilities of €412 million (2022: €463 million). These provisions relate to multiple issues, across the jurisdictions in which the Group operates. The reduction follows the resolution of a number of disputes during the year.

As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group's overall profitability and cash flows in future periods. See Note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

The tables below present the gross amount and expiry dates of losses available for carry forward for the year ended 31 March 2023 and the comparative year ended 31 March 2022.

31 March 2023	Expiring within 5 years €m	Expiring beyond 6 years €m	Unlimited €m	Total €m
Losses for which a deferred tax asset is recognised	15	59	78,967	79,041
Losses for which no deferred tax is recognised	306	15,649	18,321	34,276
	321	**15,708**	**97,288**	113,317

31 March 2022	Expiring within 5 years €m	Expiring beyond 6 years €m	Unlimited €m	Total €m
Losses for which a deferred tax asset is recognised	19	259	79,848	80,126
Losses for which no deferred tax is recognised	334	13,162	23,928	37,424
	353	**13,421**	**103,776**	**117,550**

Deferred tax assets on losses in Luxembourg

Included in the table above are losses of €65,232 million (2022: €65,348 million) that have arisen in Luxembourg companies. A deferred tax asset of €16,269 million (2022: €16,298 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. These tax losses principally arose from historical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses also arose prior to the 2017 tax reform in Luxembourg and are available to carry forward indefinitely.

In December 2022, the Group undertook an internal restructuring which saw the Luxembourg companies dispose of their investments in the Group's operating companies. This resulted in the Luxembourg holding companies recording a tax deductible loss on the disposal in the local GAAP financial statements. The investments are valued for the local GAAP financial statements using the Group's recoverable value calculations (see Note 4 – 'Impairment losses') and the carrying values and valuation methodology differs from the goodwill assessment for the Group's consolidated financial statements.

Losses incurred after the 2017 tax reform in Luxembourg expire after 17 years and are only used after any pre-existing losses. In the year ended 31 March 2023 the Luxembourg companies incurred additional tax losses of €2,608 million following the disposals of their investments in the Group's operating companies. No deferred tax asset is recognised for these losses on the basis that they are not forecast to be used prior to the expiry of their 17 year life. In a period where pre-existing tax losses are not utilised due to impairments, the forecast utilisation timeframe extends by one year.

Following the restructuring, the losses in Luxembourg are no longer impacted by changes in the value of the Group's operating companies and the recovery of the deferred tax asset will be driven by the recurring profits of the Luxembourg companies.

These recurring profits are derived from the Group's internal financing, centralised procurement and international roaming activities. These activities have consistently generated taxable profits of over €1 billion per annum throughout their existence. The Group has reviewed the latest 5 year forecasts for the Luxembourg companies, including their ability to continue to generate income beyond this period. The forecasts consider the impact of the current market conditions on the existing financing activities, including the current view of interest rates, levels of intragroup financing, as well as the future profits generated from the procurement and roaming activities.

This assessment also included a review of the commercial structures supporting the profits generated from these activities and considered the factors, under the Group's control, which could impact the ability of these activities to generate taxable profits. We have assessed that the current structure continues to be sustainable under the tax laws substantively enacted at the balance sheet date and the Group's intentions to keep these activities in Luxembourg remains unchanged.

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Based on the current forecasts, €4,518 million (2022: €3,546 million) of the deferred tax asset is forecast to be used within the next 10 years, and €8,742 million (2022: €6,953 million) used within 20 years. The losses are projected to be fully utilised over the next 35 to 39 years. The decrease in the recovery period over the prior year is principally a result of higher interest rates, driving margins up on existing financing activities. In the year ended 31 March 2022 these same factors also meant the Group recognised €699 million of previously unrecognised deferred tax asset as the forecasts produced at that time, which reflected the same factors discussed above, showed these losses will be used within 60 years. The Group did not previously recognise the asset as the losses were forecast to be used beyond 60 years.

An increase or decrease in the forecast income in Luxembourg in each year of 5%-10% would change the period over which the losses will be fully utilised by 2 to 4 years. The Group uses these different scenarios of forecast income to understand the impact that a change in interest rates or level of debt advanced by the Luxembourg companies could have on the recovery period of the losses.

Any future changes in tax law, including those driven by OECD, EU or domestic tax reforms or the structure of the Group could have a significant effect on the use of the Luxembourg losses, including the period over which these losses can be utilised. The Group has continued to monitor developments relating to OECD's Pillar 2 rules, including reviewing the administrative guidance published in December 2022 and does not anticipate a significant impact on its ability to continue to use our losses in Luxembourg. On the basis that future changes in tax laws are unknown, the profit forecasts assume that existing tax laws continue.

Based on the above factors the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable profits in the future against which it will use these losses.

In addition to the above, €15,925 million (2022; €13,298 million) of the Group's Luxembourg losses expire after 11-17 years and no deferred tax asset is recognised as they will expire before we can use these losses. The remaining losses do not expire. We also have €9,136 million (2022: €9,136 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised.

Deferred tax assets on losses in Germany

The Group has tax losses of €12,932 million (2022: €13,955 million) in Germany arising on the write down of investments in Germany in 2000. The losses are available to use against both German federal and trade tax liabilities and they do not expire. A deferred tax asset of €2,021 million (2022: €2,170 million) has been recognised in respect of these losses as we conclude it is probable that the German business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the German business which incorporate the unsystematic risks of operating in the telecommunications business (see Note 4 'Impairment losses'). In the period beyond the 5 year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the German business we believe it is probable the German losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 4 to 9 years. A 5%-10% change in the forecast profits of the German business would alter the utilisation period by 1 year.

Deferred tax assets in Italy

The Group has a recognised deferred tax asset of €425 million (2022: €411 million), including €152 million (2022: €71 million) relating to tax losses in Italy. The Italian business has historically been profitable and is forecasted to return to profitability, absent the tax deductions arising from the revaluation of assets undertaken in the year ended 31 March 2022, in the short term. The Group has reviewed the latest forecasts for the Italian business which incorporate the unsystematic risks of operating in the telecommunications business (see Note 4 'Impairment losses'). In the period beyond the 5 year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the Italian business we believe it is probable the Italian losses will be fully utilised.

Deferred tax assets on losses in Spain

The Group has tax losses of €5,130 million (2022: €4,627 million) which are available to offset against the future profits of the Grupo Corporativo ONO business. The losses do not expire, and no deferred tax asset is recognised for these losses due to the trading environment in Spain.

Other tax losses

The Group has losses amounting to €2,377 million (2022: €8,444 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised, as in the prior year. The losses reduced following the dissolution of a UK holding company which held capital losses. The remaining losses relate to a number of other jurisdictions across the Group. There are also €2,443 million (2022: €2,365 million) of unrecognised temporary differences relating to treasury items and other items.

Impact of climate risks

The recovery of the Group's deferred tax assets is dependent on its forecasts of future profitability and the climate related risks have been considered in the Group's assessment of the recovery of those assets (see Note 4 'Impairment losses'). The Group does not expect the climate related risks to have an impact on the ability of Luxembourg to continue to provide the internal financing, procurement, and roaming activities to other members of the Group.

Unremitted earnings

No deferred tax liability has been recognised in respect of a further €26,371 million (2022: €8,599 million) of unremitted earnings of subsidiaries because the Group is able to control the timing of the reversal of the temporary difference, and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

7. Discontinued operations and assets held for sale

The Group classifies certain of its assets that it expects to dispose as either discontinued operations or as held for sale.

The Group classifies non-current assets and assets and liabilities within disposal groups ('assets') as held for sale if the assets are available immediately for sale in their present condition, management is committed to a plan to sell the assets under usual terms, it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Similarly, equity accounting ceases for associates and joint ventures held for sale.

Where operations constitute a separately reportable segment (see note 2 'Revenue disaggregation and segmental analysis') and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Group consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Discontinued operations

The Group did not have any discontinued operations in the year ended 31 March 2023 or the comparative years ended 31 March 2022 and 31 March 2021.

Assets held for sale

Reclassification of Indus Towers Limited

In the consolidated financial statements for the prior year ended 31 March 2022, the Group's 21.0% interest in Indus Towers Limited was reported within assets held for sale. Whilst the Group remains focused on achieving a sale, the investment is not assessed as meeting the requirements of held for sale at 31 March 2023. Consequently, comparative balances as at 31 March 2022 have been re-presented in these consolidated financial statements to reflect that Indus Towers Limited is no longer reported as held for sale.

Impact on the consolidated income statement

The reclassification has no impact on previously reported revenue and gross profit, as reported in the consolidated income statement.

In the year ended 31 March 2022, the share of results of equity accounted associates and joint ventures increased by €178 million, offset by a decrease of €29 million in other income. Consequently, operating profit, profit before taxation and profit for the financial year all increased by €149 million compared to amounts previously reported. Total comprehensive income for the financial year increased by €144 million, reflecting the increase in profit for the financial year of €149 million, offset by a charge of €5 million included in other comprehensive income.

In the year ended 31 March 2021, the share of results of equity accounted associates and joint ventures increased by €32 million and therefore operating profit increased by €32 million compared to the amount previously reported. Investment income decreased by €85 million and therefore profit before taxation and profit for the financial year both decreased by €53 million compared to amounts previously reported. Total comprehensive expense for the financial year increased by €48 million, reflecting the decrease in profit for the financial year of €53 million, offset by a credit of €5 million included in other comprehensive income

Impact on the consolidated statement of financial position

The consolidated statement of financial position is on page 124 and has not been reproduced below in its entirety. The table below only discloses the impacted lines.

	As previously presented 2022 €m	Impact of reclassification 2022 €m	Re-presented 2022 €m
Non-current assets			
Investments in associates and joint ventures	4,268	1,055	5,323
Assets held for sale	959	(959)	–
Total assets	**153,953**	**96**	**154,049**
Equity			
Accumulated losses	(122,118)	96	(122,022)
Total equity and liabilities	**153,953**	**96**	**154,049**

Notes to the consolidated financial statements (continued)

8. Earnings per share

Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year.

	2023 Millions	2022 Millions	2021 Millions
Weighted average number of shares for basic earnings per share	27,680	29,012	29,592
Effect of dilutive potential shares: restricted shares and share options	95	97	91
Weighted average number of shares for diluted earnings per share	**27,775**	**29,109**	**29,683**

	2023 €m	Re-presented[1] 2022 €m	Re-presented[1] 2021 €m
Profit for earnings per share from continuing operations attributable to owners	11,838	2,237	59
Profit for basic and diluted earnings per share	**11,838**	**2,237**	**59**

	2023 eurocents	Re-presented[1] 2022 eurocents	Re-presented[1] 2021 eurocents
Basic earnings per share from continuing operations	42.77c	7.71c	0.20c
Basic earnings per share	**42.77c**	**7.71c**	**0.20c**

	2023 eurocents	Re-presented[1] 2022 eurocents	Re-presented[1] 2021 eurocents
Diluted earnings per share from continuing operations	42.62c	7.68c	0.20c
Diluted earnings per share	**42.62c**	**7.68c**	**0.20c**

Note:
1 The results for the years ended 31 March 2022 and 31 March 2021 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. In the year ended 31 March 2022, profit for basic and diluted earnings per share has increased by €149 million (2021: €53 million decrease) compared to the amount previously reported. Consequently, basic earnings per share increased by 0.51 eurocents (2021: 0.18 eurocents decrease) and diluted earnings per share increased by 0.51 eurocents (2021: 0.18 eurocents decrease) compared to amounts previously reported. See note 7 'Discontinued operations and assets held for sale' for more information.

9. Equity dividends

Dividends are one type of shareholder return, historically paid to our shareholders in February and August.

	2023 €m	2022 €m	2021 €m
Declared during the financial year			
Final dividend for the year ended 31 March 2022: 4.50 eurocents per share (2021: 4.50 eurocents per share, 2020: 4.50 eurocents per share)	1,265	1,254	1,205
Interim dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share, 2021: 4.50 eurocents per share)	1,237	1,229	1,207
	2,502	**2,483**	**2,412**
Proposed after the end of the year and not recognised as a liability			
Final dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share, 2021: 4.50 eurocents per share)	**1,215**	**1,265**	**1,260**

10. Intangible assets

The statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation ' to the consolidated financial statements.

Accounting policies

Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Identifiable intangible assets are recognised at fair value when the Group completes a business combination. The determination of the fair values of the separately identified intangibles, is based, to a considerable extent, on management's judgement.

Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition.

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is evidence that it may be impaired. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

On disposal of a subsidiary or a joint arrangement, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the income statement on disposal.

Finite lived intangible assets

Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

Licence and spectrum fees

Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of related network services.

Computer software

Computer software comprises software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised as intangible assets. Direct costs of software development include employee costs and directly attributable overheads.

Software integral to an item of hardware equipment is classified as property, plant and equipment.

Costs associated with maintaining software programs are recognised as an expense when they are incurred.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful life from the date the software is available for use.

Other intangible assets

Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis. The amortisation basis adopted for each class of intangible asset reflects the Group's consumption of the economic benefit from that asset.

Estimated useful lives

The estimated useful lives of finite lived intangible assets are as follows:

Licence and spectrum fees	3 - 40 years
Computer software	3 - 5 years
Brands	1 - 30 years
Customer bases	2 - 37 years

Notes to the consolidated financial statements (continued)

10. Intangible assets (continued)

	Goodwill €m	Licence and spectrum fees €m	Computer software €m	Customer bases €m	Other €m	Total €m
Cost						
1 April 2021	**99,364**	**33,528**	**17,833**	**12,308**	**466**	**163,499**
Exchange movements	(21)	(148)	(60)	80	1	(148)
Arising on acquisition	(10)	–	–	54	–	44
Additions	–	901	2,727	–	7	3,635
Disposals	–	(356)	(2,823)	–	(1)	(3,180)
Other	–	1	36	–	(10)	27
31 March 2022	**99,333**	**33,926**	**17,713**	**12,442**	**463**	**163,877**
Adoption of IAS 29	1,564	1,099	408	110	87	3,268
1 April 2022 brought forward	**100,897**	**35,025**	**18,121**	**12,552**	**550**	**167,145**
Exchange movements	(783)	(1,270)	(504)	(240)	(53)	(2,850)
Disposal of subsidiaries	(3,939)	(443)	(348)	(458)	(4)	(5,192)
Additions	–	439	2,804	–	7	3,250
Disposals	–	(2)	(1,831)	–	(1)	(1,834)
Hyperinflation impacts	729	557	232	51	40	1,609
31 March 2023	**96,904**	**34,306**	**18,474**	**11,905**	**539**	**162,128**
Accumulated impairment losses and amortisation						
1 April 2021	**67,633**	**22,043**	**12,496**	**7,324**	**454**	**109,950**
Exchange movements	(184)	(35)	(72)	70	1	(220)
Amortisation charge for the year	–	1,306	2,225	509	4	4,044
Disposals	–	(351)	(2,821)	–	(1)	(3,173)
Other	–	–	39	–	(7)	32
31 March 2022	**67,449**	**22,963**	**11,867**	**7,903**	**451**	**110,633**
Adoption of IAS 29	1,564	829	390	110	87	2,980
1 April 2022 brought forward	**69,013**	**23,792**	**12,257**	**8,013**	**538**	**113,613**
Exchange movements	(414)	(846)	(351)	(231)	(50)	(1,892)
Disposal of subsidiaries	(39)	(147)	(180)	(80)	(2)	(448)
Amortisation charge for the year	–	1,133	2,343	554	1	4,031
Disposals	–	(2)	(1,814)	–	(1)	(1,817)
Hyperinflation impacts	729	407	207	51	40	1,434
31 March 2023	**69,289**	**24,337**	**12,462**	**8,307**	**526**	**114,921**
Net book value						
31 March 2022	**31,884**	**10,963**	**5,846**	**4,539**	**12**	**53,244**
31 March 2023	**27,615**	**9,969**	**6,012**	**3,598**	**13**	**47,207**

For licences and spectrum fees and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Included in the net book value of computer software are assets in the course of construction, which are not depreciated, with a cost of €1,451 million (2022: €1,955 million).

The net book value and expiry dates of the most significant licences are as follows:

	Expiry dates	**2023 €m**	2022 €m
Germany	2025/2033/2040	2,979	3,270
Italy	2029/2037	3,123	3,415
UK	2023/2033/2038/2041	1,055	1,209
Spain	2028/2030/2031/2038/2041	758	809

The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group's most significant spectrum licences can be found on page 241.

11. Property, plant and equipment

The Group makes significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation 'to the consolidated financial statements.

Accounting policies

Land and buildings held for use are stated in the statement of financial position at their cost, less any accumulated depreciation and any accumulated impairment losses.

Amounts for equipment, fixtures and fittings, which includes network infrastructure assets are stated at cost less accumulated depreciation and any accumulated impairment losses.

Assets in the course of construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use.

The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation.

Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows:

Land and buildings	
Freehold buildings	25 - 50 years
Leasehold premises	the term of the lease

Equipment, fixtures and fittings	
Network infrastructure and other	1 - 35 years

Depreciation is not provided on freehold land.

Right-of-use assets arising from the Group's lease arrangements are depreciated over their reasonably certain lease term, as determined under the Group's leases policy (see note 20 'Leases' and 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 for details).

The gain or loss arising on the disposal, retirement or granting of a finance lease on an item of property, plant and equipment is determined as the difference between any proceeds from sale or receivables arising on a lease and the carrying amount of the asset and is recognised in the income statement.

Notes to the consolidated financial statements (continued)

11. Property, plant and equipment (continued)

	Land and buildings €m	Equipment, fixtures and fittings €m	Total €m
Cost			
1 April 2021	**2,315**	**75,974**	**78,289**
Exchange movements	1	(265)	(264)
Arising on acquisition	(74)	44	(30)
Additions	41	5,845	5,886
Disposals	(200)	(2,280)	(2,480)
Other	263	2	265
31 March 2022 as reported	**2,346**	**79,320**	**81,666**
Adoption of IAS 29	15	1,776	1,791
1 April 2022 brought forward	**2,361**	**81,096**	**83,457**
Exchange movements	(81)	(2,648)	(2,729)
Disposal of subsidiaries	(69)	(7,210)	(7,279)
Additions	49	5,805	5,854
Disposals	(253)	(3,724)	(3,977)
Hyperinflation impacts	7	1,040	1,047
Other	(17)	101	84
31 March 2023	**1,997**	**74,460**	**76,457**
Accumulated depreciation and impairment			
1 April 2021	1,216	48,403	49,619
Exchange movements	3	(171)	(168)
Charge for the year	117	5,740	5,857
Disposals	(191)	(2,240)	(2,431)
Other	224	(223)	1
31 March 2022 as reported	**1,369**	**51,509**	**52,878**
Adoption of IAS 29	3	1,432	1,435
1 April 2022 brought forward	**1,372**	**52,941**	**54,313**
Exchange movements	(28)	(1,694)	(1,722)
Disposal of subsidiaries	(18)	(4,543)	(4,561)
Charge for the year	83	5,544	5,627
Disposals	(170)	(3,672)	(3,842)
Hyperinflation impacts	1	747	748
31 March 2023	**1,240**	**49,323**	**50,563**
Net book value			
31 March 2022	**977**	**27,811**	**28,788**
31 March 2023	**757**	**25,137**	**25,894**

Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €10 million (2022: €12 million) and €1,988 million (2022: €2,353 million) respectively. Also included in the book value of equipment, fixtures and fittings are assets leased out by the Group under operating leases, with a cost of €2,170 million (2022: €2,998 million), accumulated depreciation of €1,393 million (2022: €2,050 million) and net book value of €777 million (2022: €948 million).

Right-of-use assets arising from the Group's lease arrangements are recorded within property, plant and equipment:

	2023 €m	2022 €m
Property, plant and equipment (owned assets)	25,894	28,788
Right-of-use assets[1]	12,098	12,016
31 March	**37,992**	**40,804**

Note:
1 Additions of €7,387 million (2022: €3,828 million) and a depreciation charge of €3,960 million (2022: €3,944 million) were recorded in respect of right-of-use assets during the year to 31 March 2023.

12. Investments in associates and joint arrangements

The Group holds interests in associates in Kenya and in India, where we have significant influence, as well as in a number of joint arrangements, notably in the Netherlands, India, Australia and now Oak Holdings 1 GmbH and its markets, where we share control with one or more third parties. For further details see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation 'to the consolidated financial statements.

Accounting policies

Interests in joint arrangements

A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee's returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures.

Gains or losses resulting from the contribution or sale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group's entire equity holding in the subsidiary.

Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group's share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the Group's interest in a joint operation is accounted for in accordance with the Group's accounting policy for goodwill arising on the acquisition of a subsidiary.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement.

At the date of acquisition, any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The results and assets and liabilities of joint ventures, other than those joint ventures or part thereof that are held for sale (see note 7 'Discontinued operations and assets held for sale'), are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changes in the Group's share of the net assets of the joint venture, less any impairment in the value of the investment. The Group's share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group's interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint arrangement.

Significant influence is the power to participate in the financial and operating policy decisions of the investee but where the Group does not have control or joint control over those policies.

At the date of acquisition, any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the same equity method of accounting used for joint ventures, described above.

Joint operations

On 22 March 2023, the Group completed the disposal of its principal joint operation as part of the transaction with Oak Holdings 1 GmbH. The financial and operating activities of the operation were jointly controlled by the participating shareholders and were primarily designed for all but an insignificant amount of the output to be consumed by the shareholders.

Name of joint operation	Principal activity	Country of incorporation or registration	Percentage shareholdings[1] 2023	Percentage shareholdings[1] 2022
Cornerstone Telecommunications Infrastructure Limited	Network infrastructure	UK	–	50.0

Note:
1 Effective ownership percentages of Vodafone Group Plc are rounded to the nearest tenth of one percent.

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Joint ventures and associates

	2023 €m	2022 Re-presented[1] €m
Investments in joint ventures	9,578	3,781
Investments in associates	1,501	1,542
31 March	**11,079**	**5,323**

Note:
1 The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. In the year ended 31 March 2022, investments in associates have increased by €1,055 million compared to the amount previously reported. See note 7 'Discontinued operations and assets held for sale' for more information.

Joint ventures

The financial and operating activities of the Group's joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Company's principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation.

Name of joint venture	Principal activity	Country of incorporation or registration	Percentage shareholdings[1] 2023	Percentage shareholdings[1] 2022
Oak Holdings 1 GmbH	Network infrastructure	Germany	64.2	–
VodafoneZiggo Group Holding B.V.	Network operator	Netherlands	50.0	50.0
OXG Glasfaser GmbH	Fibre infrastructure	Germany	50.0	–
Vodafone Idea Limited[2]	Network operator	India	32.3	47.6
TPG Telecom Limited[3]	Network operator	Australia	25.1	25.1
INWIT S.p.A.	Network infrastructure	Italy	–	33.2

Notes:
1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.
2 At 31 March 2023 the fair value of the Group's interest in Vodafone Idea Limited was INR 91 billion (€1,021 million) (2022: INR 148 billion (€1,750 million)) based on the quoted share price on the National Stock Exchange of India.
3 At 31 March 2023 the fair value of the Group's interest in TPG Telecom Limited was AUD 2,273 million (€1,401 million) (2022: AUD 2,818 million (€1,902 million)) based on the quoted share price on ASX.

Oak Holdings 1 GmbH

On 22 March 2023, the Group completed the disposal of its interest in Vantage Towers A.G. to Oak Holdings 1 GmbH, the co-control partnership of Vodafone, GIP and KKR. Vodafone retained an interest of 64.2% in Oak Holdings 1 GmbH, which owns 89.3% of Vantage Towers A.G. On 18 April 2023, the Management Board and the Supervisory Board of Vantage Towers A.G. published their joint reasoned statement on the public delisting tender offer of Oak Holdings 1 GmbH to the shareholders of Vantage Towers A.G. Both recommended that all remaining shareholders accept the delisting tender offer.

OXG Glasfaser GmbH

In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser GmbH ('OXG'), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950 million to OXG for the deployment of fibre-to-the-home in Germany. The funding is expected to be contributed between 2023 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment so the funding may be for a lower value or contributed over a longer period of time. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders.

Vodafone Idea Limited

The Group's carrying value in Vodafone Idea Limited ('VIL') reduced to €nil at 30 September 2019. The Group's share of VIL's losses not recognised at 31 March 2023 is €3,759 million (31 March 2022: €5,120 million). Significant uncertainties exist in relation to VIL's ability to generate the cash flow it requires to settle or its ability to refinance its liabilities and guarantees as they fall due (see note 29 'Contingent liabilities and legal proceedings').

The value of the Group's 21.0% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentals to major customers, including VIL. Any inability of these major customers to pay such amounts in the future may impact the carrying value (31 March 2023: €908 million) of the Group's investment in Indus Towers Limited.

TPG Telecom Limited

TPG Telecom Limited is listed on the Australian Securities Exchange ('ASX'). Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05%, with the remaining 49.9% listed as free float on the ASX. The financial information presented in the tables below includes debt held within the structure that holds the Group's interest in TPG.

INWIT S.p.A.

On 22 March 2023, the Group completed the disposal of its 33.2% interest in INWIT S.p.A. as part of the transaction with Oak Holdings 1 GmbH.

Dividends received from joint ventures

During the year ended 31 March 2023, the Group received dividends included in the consolidated statement of cash flows from VodafoneZiggo Group Holding B.V. of €165 million (2022: €350 million, 2021: €209 million), TPG Telecom Limited of €24 million (2022: €22 million, 2021: €nil) and INWIT S.p.A. of €103 million (2022: €96 million, 2021: €42 million).

Aggregated financial information

The table below provides aggregated financial information for the Group's joint ventures as it relates to the amounts recognised in the income statement and consolidated statement of financial position.

	Investment in joint ventures		Profit/(loss) from continuing operations[1]		
	2023 €m	2022 €m	**2023 €m**	2022 €m	2021 €m
Oak Holdings 1 GmbH	8,634	–	–	–	–
VodafoneZiggo Group Holding B.V.	793	822	137	(19)	(232)
TPG Telecom Limited	108	84	48	(5)	98
INWIT S.p.A.	–	2,851	30	27	3
Other	43	24	(15)	(14)	(15)
Total	**9,578**	**3,781**	**200**	**(11)**	**(146)**

Notes:
1 Total Other comprehensive income/(expense) is not materially different to profit/(loss) from continuing operations.

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Summarised financial information

Summarised financial information for each of the Group's material joint ventures on a 100% ownership basis is set out below and overleaf.

Financial information is presented for Vodafone Idea Limited ('VIL') for the six month period to, and as at 30 September 2022 on the basis that full-year information in relation to VIL has not been released at the date of approval of these financial statements and as such is market sensitive for VIL. As disclosed above, the Group's investment in VIL was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL's results since that date.

Financial information is presented for TPG Telecom Limited ('TPG') for the nine month period to, and as at 31 December 2022 on the basis that full-year information in relation to TPG has not been released at the date of approval of these financial statements and as such is market sensitive for TPG.

Financial information presented for INWIT S.p.A. for the years to 31 March 2023, 31 March 2022 and 31 March 2021 is based on the financial results and financial position as at 31 December 2022, 31 December 2021 and 31 December 2020, respectively, being the latest financial information available to the Group when completing the financial statements for each year.

	VodafoneZiggo Group Holding B.V.			Vodafone Idea Limited		
	2023 €m	2022 €m	2021 €m	**2023 €m**	2022 €m	2021 €m
Income statement						
Revenue	**4,063**	**4,056**	**4,010**	**2,586**	**4,450**	**4,847**
Operating expenses	(2,124)	(2,104)	(2,058)	(1,681)	(2,802)	(3,133)
Depreciation and amortisation	(1,527)	(1,592)	(1,658)	(1,220)	(2,390)	(2,442)
Other income	–	–	25	–	(34)	(2,135)
Operating profit/(loss)	**412**	**360**	**319**	**(315)**	**(776)**	**(2,863)**
Interest income	–	–	–	2	14	32
Interest expense	11	(276)	(658)	(1,392)	(2,297)	(2,035)
Profit/(loss) before tax	**423**	**84**	**(339)**	**(1,705)**	**(3,059)**	**(4,866)**
Income tax (expense)/credit	(150)	(121)	(125)	(1)	2	–
Profit/(loss) from continuing operations[1]	**273**	**(37)**	**(464)**	**(1,706)**	**(3,057)**	**(4,866)**

	TPG Telecom Limited			INWIT S.p.A.		
	2023 €m	2022 €m	2021 €m	**2023 €m**	2022 €m	2021 €m
Income statement						
Revenue	**3,027**	**3,375**	**3,010**	**853**	**785**	**562**
Operating expenses	(1,870)	(2,292)	(2,096)	(73)	(70)	(46)
Depreciation and amortisation	(700)	(914)	(769)	(508)	(513)	(398)
Operating profit	**457**	**169**	**145**	**272**	**202**	**118**
Interest income	–	–	1	–	–	–
Interest expense	(172)	(122)	(201)	(81)	(90)	(101)
Profit/(loss) before tax	**285**	**47**	**(55)**	**191**	**112**	**17**
Income tax (expense)/credit	(25)	(27)	495	(1)	(30)	(7)
Profit from continuing operations[1]	**260**	**20**	**440**	**190**	**82**	**10**

Note:
1 Total Other comprehensive income/(expense) is not materially different to profit/(loss) from continuing operations.

	Oak Holdings 1 GmbH[1]		VodafoneZiggo Group Holding B.V.	
	2023 €m		2023 €m	2022 €m
Statement of financial position				
Non-current assets	23,878		16,570	16,521
Current assets	749		719	739
Total assets	24,627		17,289	17,260
Equity shareholders' funds	13,450		1,586	1,643
Non-controlling interests	1,262		–	–
Non-current liabilities	6,709		13,299	13,187
Current liabilities	3,206		2,404	2,430
Cash and cash equivalents within current assets	224		20	190
Non-current liabilities excluding trade and other payables and provisions	6,215		13,138	13,007
Current liabilities excluding trade and other payables and provisions	2,409		1,247	1,282

	Vodafone Idea Limited[2]		TPG Telecom Limited	
	2023 €m	2022 €m	2023 €m	2022 €m
Statement of financial position				
Non-current assets	21,316	17,267	9,823	10,638
Current assets	2,580	2,693	1,009	898
Total assets	23,896	19,960	10,832	11,536
Equity shareholders' (deficit)/funds	(12,486)	(10,214)	3,019	3,129
Non-current liabilities	28,902	23,266	6,702	7,227
Current liabilities	7,480	6,908	1,111	1,180
Cash and cash equivalents within current assets	109	365	290	435
Non-current liabilities excluding trade and other payables and provisions	28,879	23,241	6,595	7,173
Current liabilities excluding trade and other payables and provisions	3,404	3,334	86	121

	INWIT S.p.A.
	2022 €m
Statement of financial position	
Non-current assets	14,532
Current assets	270
Total assets	14,802
Equity shareholders' funds	8,595
Non-current liabilities	5,672
Current liabilities	535
Cash and cash equivalents within current assets	96
Non-current liabilities excluding trade and other payables and provisions	5,420
Current liabilities excluding trade and other payables and provisions	319

Note:
1 Includes balances which are provisional based on finalisation of the purchase price allocation.
2 Includes certain amounts subject to an adjustment mechanism agreed as part of the formation of Vodafone Idea Limited. See note 29 'Contingent liabilities and legal proceedings'.

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below.

	Oak Holdings 1 GmbH	VodafoneZiggo Group Holding B.V.		
	2023 €m	2023 €m	2022 €m	2021 €m
Equity shareholders' funds	**13,450**	**1,586**	**1,643**	
Interest in joint ventures[1]	8,634	793	822	
Carrying value	**8,634**	**793**	**822**	
Profit/(loss) from continuing operations	–	273	(37)	(464)
Share of profit/(loss)[1]	**–**	**137**	**(19)**	**(232)**

	Vodafone Idea Limited			TPG Telecom Limited		
	2023 €m	2022 €m	2021 €m	2023 €m	2022 €m	2021 €m
Equity shareholders' (deficit)/funds	**(12,486)**	**(10,214)**		**3,019**	**3,129**	
Interest in joint ventures[1]	(5,943)	(4,863)		56	27	
Impairment	(272)	(257)		–	–	
Goodwill	–	–		52	57	
Investment proportion not recognised	6,215	5,120		–	–	
Carrying value	**–**	**–**		**108**	**84**	
(Loss)/profit from continuing operations	(1,706)	(3,057)	(4,866)	260	20	440
Share of (loss)/profit[1]	(812)	(1,357)	(2,160)	48	(5)	98
Share of loss not recognised	812	1,357	2,160	–	–	–
Share of profit/(loss)[1]	**–**	**–**	**–**	**48**	**(5)**	**98**

	INWIT S.p.A.		
	2023 €m	2022 €m	2021 €m
Equity shareholders' funds	**–**	**8,595**	**8,801**
Interest in joint ventures	–	2,851	2,920
Carrying value	**–**	**2,851**	**2,920**
Profit from continuing operations	190	82	10
Share of profit	63	27	3
Share of profit not recognised as held for sale	(33)	–	–
Share of profit	**30**	**27**	**3**

Note:
1 The Group's effective ownership percentages of Oak Holdings 1 GmbH, VodafoneZiggo Group Holding B.V., Vodafone Idea Limited and TPG Telecom Limited are 64.2%, 50.0%, 47.6% and 25.1%, respectively, rounded to the nearest tenth of one percent.

Associates

Unless otherwise stated, the Company's principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation.

Name of associate	Principal activity	Country of incorporation or registration	Percentage shareholding[1] 2023	Percentage shareholding[1] 2022
Safaricom PLC[2]	Network operator	Kenya	39.9	40.0
Indus Towers Limited[3]	Network infrastructure	India	21.0	21.0

Notes:
1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.
2 At 31 March 2023, the fair value of the Group's interest in Safaricom PLC was KES 290 billion (€2,012 million) (2022: KES 546 billion (€4,270 million)) based on the closing quoted share price on the Nairobi Stock Exchange. The Group also holds two non-voting shares.
3 At 31 March 2023, the fair value of the Group's interest in Indus Towers Limited was INR 81 billion (€908 million) (2022: INR 126 billion (€1,494 million)) based on the closing quoted share price on the National Stock Exchange of India.

Aggregated financial information

The table below provides aggregated financial information for the Group's associates as it relates to the amounts recognised in the income statement and consolidated statement of financial position.

	Investment in associates		Profit/(loss) from continuing operations		
	2023 €m	Re-presented[1] 2022 €m	**2023 €m**	Re-presented[1] 2022 €m	Re-presented[1] 2021 €m
Safaricom PLC[2]	509	428	195	217	217
Indus Towers Limited	908	1,055	50	178	306
Other[2]	84	59	(12)	5	(3)
Total	**1,501**	**1,542**	**233**	**400**	**520**

Note:
1 The results for the years ended 31 March 2022 and 31 March 2021 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. In the year ended 31 March 2022, investments in associates has increased by €1,055 million and profit from continuing operations has increased by €178 million (2021: €32 million) compared to the amounts previously reported. See note 7 'Discontinued operations and assets held for sale' for more information.
2 Other comprehensive income includes profit from continuing operations, together with €127 million in respect of the application of IAS 29 to Safaricom's operations in Ethiopia.

Dividends from associates

During the year ended 31 March 2023, the Group received dividends included in the consolidated statement of cash flows from Indus Towers Limited of €75 million (2022: €nil, 2021: €201 million) and from Safaricom PLC of €250 million (2022: €170 million, 2021: €171 million).

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Summarised financial information

Summarised financial information for each of the Group's material associates on a 100% ownership basis is set out below.

	Safaricom PLC			Indus Towers Limited		
	2023 €m	2022 €m	2021 €m	**2023 €m**	2022 €m	2021 €m
Income statement						
Revenue	**2,468**	**2,318**	**2,083**	**3,343**	**3,122**	**2,421**
Operating expenses	(1,353)	(1,164)	(1,030)	(2,240)	(1,480)	(1,247)
Depreciation and amortisation	(432)	(309)	(299)	(588)	(598)	(477)
Other income	68	–	–	–	–	412
Operating profit	**751**	**845**	**754**	**515**	**1,044**	**1,109**
Interest income	13	9	12	26	–	61
Interest expense	(69)	(59)	(27)	(200)	(140)	(194)
Profit before tax	**695**	**795**	**739**	**341**	**904**	**976**
Income tax expense	(285)	(270)	(197)	(102)	(272)	(168)
Profit from continuing operations and total comprehensive income	**410**	**525**	**542**	**239**	**632**	**808**
Attributable to:						
- Owners of the parent	489	542	542	239	632	808
- Non-controlling interests	(79)	(17)	–	–	–	–
Statement of financial position						
Non-current assets	3,007	2,173		5,243	5,359	
Current assets	436	510		1,081	1,685	
Total assets	3,443	2,683		6,324	7,044	
Equity shareholders' funds	1,269	1,066		3,453	3,774	
Non-controlling interests	532	312		–	–	
Non-current liabilities	753	558		1,954	2,101	
Current liabilities	889	747		917	1,169	
Cash and cash equivalents within current assets	127	241		3	278	
Non-current liabilities excluding trade and other payables and provisions	500	465		1,665	1,795	
Current liabilities excluding trade and other payables and provisions	322	241		491	638	

The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below.

	Safaricom PLC			Indus Towers Limited		
					Re-presented[1]	Re-presented[1]
	2023 €m	2022 €m	2021 €m	**2023 €m**	2022 €m	2021 €m
Equity shareholders' funds	**1,269**	**1,066**		**3,453**	**3,774**	
Interest in associates[2]	507	425		727	794	
Goodwill	2	3		181	261	
Carrying value	**509**	**428**		**908**	**1,055**	
Profit from continuing operations	489	542	542	239	632	808
Share of profit	**195**	**217**	**217**	**50**	**178**	**306**

Notes:
1 The results for the years ended 31 March 2022 and 31 March 2021 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. In the year ended 31 March 2022, the carrying value of the Group's interest in the associate has increased by €1,055 million and the Group's share of profit has increased by €178 million (2021: €32 million) compared to the amounts previously reported. See note 7 'Discontinued operations and assets held for sale' for more information.
2 The Group's effective ownership percentages of Safaricom PLC and Indus Towers Limited are 39.9% and 21.0%, respectively, rounded to the nearest tenth of one percent.

13. Other investments

The Group holds a number of other listed and unlisted investments, mainly comprising managed funds, deposits and government bonds.

Accounting policies

Other investments comprising debt and equity instruments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs.

Debt securities that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost using the effective interest method, less any impairment. Debt securities that do not meet the criteria for amortised cost are measured at fair value through profit and loss.

Equity securities are classified and measured at fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following derecognition of the investment.

	2023 €m	2022 €m
Included within non-current assets		
Equity securities[1]	94	143
Debt securities[2]	999	930
	1,093	**1,073**
Included within current assets		
Short-term investments:		
Bonds and debt securities[3]	1,338	1,446
Managed investment funds[1]	2,967	3,349
	4,305	**4,795**
Collateral assets[4]	239	698
Other investments[5]	2,473	2,438
	7,017	**7,931**

Notes:
1 Items measured at a fair value, €47 million (2022: €91 million) of equity securities have a valuation basis of level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets and liabilities. The remaining items are measured at fair value and the basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
2 Items are measured at amortised cost and have a fair value of €803 million (2022: €830 million) with a valuation basis of level 1 classification.
3 Items are measured at fair value and the valuation basis is level 1 classification.
4 Items are measured at amortised cost and the carrying amount approximates fair value.
5 Includes investments measured at a fair value of €1,409 million (2022: €1,460 million). The valuation basis is level 1. The remaining items are measured at amortised cost and the carrying amount approximates fair value.

Non-current debt securities within non-current assets include €885 million (2022: €885 million) of loan notes issued by VodafoneZiggo Holding B.V.

The Group invests surplus cash positions across a portfolio of short-term investments to manage liquidity and credit risk whilst achieving suitable returns. Collateral arrangements on derivative financial instruments result in cash being paid/(held), repayable when the derivatives are settled. These assets do not meet the definition of cash and cash equivalents but are included in the Group's net debt based on their liquidity.

Bonds and debt securities includes €899 million (2022: €681 million) of highly liquid Japanese; €290 million (2022: €nil) Dutch; €150 million (2022: €nil) German; €nil (2022: €501 million) Belgian; €nil (2022: €200 million) French government securities and €nil (2022: €64 million) of UK government bonds.

Managed investment funds of €2,967 million (2022: €3,349 million) are in funds with liquidity of up to 90 days.

Collateral assets of €239 million (2022: €698 million) represents collateral paid on derivative financial instruments.

Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debt securities including amounts held in qualifying assets by Group insurance companies to meet regulatory requirements.

Notes to the consolidated financial statements (continued)

14. Trade and other receivables

Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Derivative financial instruments with a positive market value are reported within this note as are contract assets, which represent an asset for accrued revenue in respect of goods or services delivered to customers for which a trade receivable does not yet exist, and finance lease receivables recognised where the Group acts as a lessor. See note 20 'Leases' for more information on the Group's leasing activities.

Accounting policies

Trade receivables represent amounts owed by customers where the right to receive payment is conditional only on the passage of time. Trade receivables that are recovered in instalments from customers over an extended period are discounted at market rates and interest revenue is accreted over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. When the Group establishes a practice of selling portfolios of receivables from time to time these portfolios are recorded at fair value through other comprehensive income; all other trade receivables are recorded at amortised cost.

The carrying value of all trade receivables, contract assets and finance lease receivables recorded at amortised cost is reduced by allowances for lifetime estimated credit losses. Estimated future credit losses are first recorded on the initial recognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off when management deems them not to be collectible.

	2023 €m	2022 €m
Included within non-current assets		
Trade receivables	51	34
Trade receivables held at fair value through other comprehensive income	337	606
Net investment in leases	267	134
Contract assets	494	495
Contract-related costs	690	630
Other receivables	66	37
Prepayments	296	231
Derivative financial instruments[1]	5,642	4,216
	7,843	**6,383**
Included within current assets		
Trade receivables	3,277	3,300
Trade receivables held at fair value through other comprehensive income	566	802
Net investment in leases	106	66
Contract assets	3,063	3,056
Contract-related costs	1,471	1,403
Amounts owed by associates and joint ventures	175	241
Other receivables	730	869
Prepayments	835	872
Derivative financial instruments[1]	482	410
	10,705	**11,019**

Note:
1 Includes €198 million (2022: €3 million) of embedded derivative option for which fair value is based on level 3 of the fair value hierarchy (see section on fair value carrying value information within note 22 'Capital and Risk Management'). All other items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The Group's trade receivables and contract assets are classified at amortised cost unless stated otherwise and are measured after allowances for future expected credit losses, see note 22 'Capital and financial risk management' for more information on credit risk.

The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing.

The Group's contract-related costs comprise €2,078 million (2022: €1,967 million) relating to costs incurred to obtain customer contracts and €83 million (2022: €66 million) relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense of €1,541 million (2022: €1,517 million) was recognised in operating profit during the year.

Other than for the embedded derivative option described above, the fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

15. Trade and other payables

Trade and other payables mainly consist of amounts owed to suppliers that have been invoiced or are accrued and contract liabilities relating to consideration received from customers in advance. They also include taxes and social security amounts due in relation to the Group's role as an employer. Derivative financial instruments with a negative market value are reported within this note.

Accounting policies

Trade payables are not interest-bearing and are stated at their nominal value.

	2023 €m	2022 €m
Included within non-current liabilities		
Other payables	520	452
Accruals	48	28
Contract liabilities	500	530
Derivative financial instruments[1]	1,116	1,506
	2,184	**2,516**
Included within current liabilities		
Trade payables	7,662	7,327
Amounts owed to associates and joint ventures	329	40
Other taxes and social security payable	1,013	1,114
Other payables	2,080	2,032
Accruals[2]	4,814	6,991
Contract liabilities	2,043	1,991
Derivative financial instruments[1]	306	166
	18,247	**19,661**

Notes:
1 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
2 Includes €nil (2022: €1,434 million) payable in relation to the irrevocable and non-discretionary share buyback programmes.

The carrying amounts of trade and other payables approximate their fair value.

Materially all of the €1,991 million recorded as current contract liabilities at 1 April 2022 was recognised as revenue during the year.

Other payables included within non-current liabilities include €257 million (2022: €351 million) in respect of the re-insurance of a third party annuity policy related to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

Notes to the consolidated financial statements (continued)

16. Provisions

A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease and claims for legal and regulatory matters.

Accounting policies

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Where the timing of settlement is uncertain amounts are classified as non-current where settlement is expected more than 12 months from the reporting date.

Asset retirement obligations

In the course of the Group's activities, a number of sites and other assets are utilised which are expected to have costs associated with decommissioning. The associated cash outflows are substantially expected to occur at the dates of decommissioning of the assets to which they relate, and are long term in nature.

Legal and regulatory

The Group is involved in a number of legal and other disputes, including where the Group has received notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

Restructuring

The Group undertakes periodic reviews of its operations and recognises provisions as required based on the outcomes of these reviews. The associated cash outflows for restructuring costs are primarily less than one year.

Other provisions

Other provisions comprise various items that do not fall within the Group's other categories of provisions.

	Asset retirement obligations €m	Legal and regulatory €m	Restructuring €m	Other €m	Total €m
1 April 2021	1,222	528	426	463	2,639
Exchange movements	3	(25)	(4)	5	(21)
Amounts capitalised in the year	297	–	–	–	297
Amounts charged to the income statement	–	216	216	139	571
Utilised in the year - payments	(51)	(128)	(295)	(197)	(671)
Amounts released to the income statement	(1)	(142)	(41)	(83)	(267)
31 March 2022	**1,470**	**449**	**302**	**327**	**2,548**
Exchange movements	(22)	(28)	–	(2)	(52)
Disposal of subsidiaries	(578)	(8)	(2)	(2)	(590)
Amounts capitalised in the year	185	–	–	–	185
Amounts charged to the income statement	–	138	425	126	689
Utilised in the year - payments	(59)	(44)	(181)	(123)	(407)
Amounts released to the income statement	(1)	(77)	(36)	(48)	(162)
Other	35	–	–	–	35
31 March 2023	**1,030**	**430**	**508**	**278**	**2,246**

Provisions have been analysed between current and non-current as follows:

	Asset retirement obligations €m	Legal and regulatory €m	Restructuring €m	Other €m	Total €m
Current liabilities	61	193	298	122	674
Non-current liabilities	969	237	210	156	1,572
31 March 2023	**1,030**	**430**	**508**	**278**	**2,246**

	Asset retirement obligations €m	Legal and regulatory €m	Restructuring €m	Other €m	Total €m
Current liabilities	43	235	241	148	667
Non-current liabilities	1,427	214	61	179	1,881
31 March 2022	**1,470**	**449**	**302**	**327**	**2,548**

17. Called up share capital

Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes.

Accounting policies

Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs.

	2023 Number	**2023** €m	2022 Number	2022 €m
Ordinary shares of 20 $^{20}/_{21}$ US cents each allotted, issued and fully paid:[1,2,3]				
1 April	28,817,627,868	4,797	28,816,835,778	4,797
Allotted during the year	628,190	–	792,090	–
31 March	**28,818,256,058**	**4,797**	**28,817,627,868**	**4,797**

Notes:
1 At 31 March 2023, there were 50,000 (2022: 50,000) 7% cumulative fixed rate shares of £1 each in issue.
2 At 31 March 2023, the Group held 1,825,691,429 (2022: 447,576,522) treasury shares with a nominal value of €304 million (2022: €75 million). The market value of shares held was €1,855 million (2022: €661 million). During the year, 85,844,124 (2022: 68,306,442) treasury shares were reissued under Group share schemes and 1,463,959,031 (2022: 1,441,870,348) shares were repurchased under share buy-back arrangements.
3 During the year ended 31 March 2022, 1,518,629,693 treasury shares were issued in settlement of a maturing £1.72 billion subordinated mandatory convertible bond.

Notes to the consolidated financial statements (continued)

18. Reconciliation of net cash flow from operating activities

The table below shows how our profit for the year from continuing operations translates into cash flows generated from our operating activities.

	Notes	2023 €m	Re-presented[1] 2022 €m	Re-presented[1] 2021 €m
Profit for the financial year		**12,335**	**2,773**	**483**
Investment income	5	(248)	(254)	(245)
Financing costs	5	1,728	1,964	1,027
Income tax expense	6	481	1,330	3,864
Operating profit		**14,296**	**5,813**	**5,129**
Adjustments for:				
Share-based payments and other non-cash charges		73	173	146
Depreciation and amortisation	10, 11	13,618	13,845	14,101
Loss on disposal of property, plant and equipment and intangible assets		27	30	17
Share of result of equity accounted associates and joint ventures	12	(433)	(389)	(374)
Impairment loss	4	64	–	–
Other income	3	(9,098)	(50)	(568)
Increase in inventory		(180)	(162)	(68)
(Increase)/decrease in trade and other receivables	14	(458)	(638)	582
Increase/(decrease) in trade and other payables	15	1,379	384	(730)
Cash generated by operations		**19,288**	**19,006**	**18,235**
Net tax paid		(1,234)	(925)	(1,020)
Net cash flow from operating activities		**18,054**	**18,081**	**17,215**

Note:
1 The results for the years ended 31 March 2022 and 31 March 2021 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. In the year ended 31 March 2022, profit for the financial year and operating profit have both increased by €149 million, other income has decreased by €29 million and the share of result of equity accounted associates and joint ventures has increased by €178 million compared to the amounts previously reported. In the year ended 31 March 2021, profit for the financial year has decreased by €53 million, investment income has decreased by €85 million, operating profit has increased by €32 million and the share of result of equity accounted associates and joint ventures has increased by €32 million compared to the amounts previously reported. There is no impact on cash generated by operations and net cash flow from operating activities. See note 7 'Discontinued operations and assets held for sale' for more information.

19. Cash and cash equivalents

The majority of the Group's cash is held in bank deposits or money market funds which have a maturity of three months or less from acquisition to enable us to meet our short-term liquidity requirements.

Accounting policies

Cash and cash equivalents comprise cash and bank deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in net profit or loss for the period. All other cash and cash equivalents are measured at amortised cost.

	2023 €m	2022 €m
Cash and bank deposits[1]	3,924	2,220
Money market funds[2]	7,781	5,276
Cash and cash equivalents as presented in the consolidated statement of financial position	**11,705**	**7,496**
Bank overdrafts	(77)	(125)
Cash and cash equivalents as presented in the consolidated statement of cash flows	**11,628**	**7,371**

Note:
1 Includes bank deposits under repurchase agreements of €1,750 million (2022: €nil).
2 Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.

The carrying amount of balances at amortised cost approximates their fair value.

Cash and cash equivalents of €1,572 million (2022: €1,554 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries' third party liabilities. In addition, those balances could also be used to repay €722 million (2022: €932 million) of intercompany liabilities as at 31 March 2023.

20. Leases

The Group leases assets from other parties (the Group is a lessee) and also leases assets to other parties (the Group is a lessor). This note describes how the Group accounts for leases and provides details about its lease arrangements.

Accounting policies

As a lessee

When the Group leases an asset, a 'right-of-use asset' is recognised for the leased item and a lease liability is recognised for any lease payments to be paid over the lease term at the lease commencement date. The right-of-use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset's useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is 'reasonably certain' to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in note 11 'Property, plant and equipment'). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

Lease liabilities are initially measured at the value of the lease payments over the lease term that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease.

After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group's assessment of the lease term changes; any changes in the lease liability as a result of these changes also results in a corresponding change in the recorded right-of-use asset.

As a lessor

Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise the lease is an operating lease.

Where the Group is an intermediate lessor, the interests in the head lease and the sub-lease are accounted for separately and the lease classification of a sub-lease is determined by reference to the right-of-use asset arising from the head lease.

Income from operating leases is recognised on a straight-line basis over the lease term. Income from finance leases is recognised at lease commencement with interest income recognised over the lease term.

Lease income is recognised as revenue for transactions that are part of the Group's ordinary activities (i.e. primarily leases of handsets or other equipment to customers, leases of wholesale access to the Group's fibre and cable networks and leases of tower infrastructure assets). The Group uses IFRS 15 principles to allocate the consideration in contracts between any lease and non-lease components.

The Group's leasing activities as a lessee

The Group leases buildings for its retail stores, offices and data centres, land on which to construct mobile base stations, space on mobile base stations to place active RAN equipment and network space (primarily rack space or duct space). In addition, the Group leases fibre and other fixed connectivity to provide internal connectivity for the Group's operations and on a wholesale basis from other operators to provide fixed connectivity services to the Group's customers.

The Group's general approach to determining lease term by class of asset is described in note 1 'Basis of preparation' under critical accounting judgements and key sources of estimation uncertainty.

Most of the Group's leases include future price increases through fixed percentage increases, indexation to inflation measures on a periodic basis or rent review clauses. Other than fixed percentage increases the lease liability does not reflect the impact of these future increases unless the measurement date has passed. The Group's leases contain no material variable payments clauses other than those related to the number of operators sharing space on third party mobile base stations.

Notes to the consolidated financial statements (continued)

20. Leases (continued)

Optional lease periods
Where practicable the Group seeks to include extension or break options in leases to provide operational flexibility, therefore many of the Group's lease contracts contain optional periods. The Group's policy on assessing and reassessing whether it is reasonably certain that the optional period will be included in the lease term is described in note 1 'Basis of preparation' under 'critical accounting judgements and key sources of estimation uncertainty'.

After initial recognition of a lease, the Group only reassesses the lease term when there is a significant event or a significant change in circumstances, which was not anticipated at the time of the previous assessment. Significant events or significant changes in circumstances could include merger and acquisition or similar activity, significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plans indicating a different conclusion on optional periods to the previous assessment. Where a significant event or significant change in circumstances does not occur, the lease term and therefore lease liability and right-of-use asset value, will decline over time.

The Group's cash outflow for leases in the year ended 31 March 2023 was €4,479 million (2022: €4,338 million). Following changes to the Group's structure during the year, it is expected that future annual cash outflows will increase by circa €300 million absent significant future changes in the volume of the Group's activities or strategic changes to use more or fewer owned assets, subject to contractual price increases. The future cash outflows included within lease liabilities are shown in the maturity analysis below. The maturity analysis only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods.

The Group's leases for customer connectivity are normally either under regulated access or network sharing or similar preferential access arrangements and as a result the Group normally has significant flexibility over the term it can lease such connections for; generally the notice period required to cancel the lease is less than the notice period included in the service contract with the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity as the Group can cancel the lease when the service agreement ends. In some circumstances the Group is committed to minimum spend amounts for connectivity leases, which are included within reported lease liabilities.

Sale and leaseback
In March 2023, the Group disposed of its interest in Vantage Towers A.G. ('Vantage Towers') into a new joint venture, Oak Holdings 1 GmbH ('Oak'); Vodafone retains an interest of 64.2% in Oak, which owns 89.3% of Vantage Towers (see note 27 'Acquisitions and disposals' for additional details). The Group has agreements with Vantage Towers to lease back spaces on its towers (see note 30 'Related party transactions'). The Group de-recognised assets related to the mobile base stations with a net book value of €4,793 million. A total net gain on disposal of €9,287 million was realised as a result of the disposal of Vantage Towers; €680 million of this gain, reflecting the gain on the proportion of sold towers that has been retained through the leaseback, has been recorded as a reduction in the value of the right-of-use asset recognised for the leaseback of tower space and will be realised as a reduction in depreciation over the term of the leaseback until November 2028. Other sale and leaseback transactions entered into by the Group were not material, individually or in aggregate.

Amounts recognised in the primary financial statements in relation to lessee transactions

Right-of-use assets
The carrying value of the Group's right-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 'Property, plant and equipment'.

Lease liabilities
The Group's lease liabilities are disclosed in note 21 'Borrowings'. The maturity profile of the Group's lease liabilities is as follows:

	2023 €m	2022 €m
Within one year	3,452	3,130
In more than one year but less than two years	2,574	2,189
In more than two years but less than three years	2,200	1,759
In more than three years but less than four years	1,981	1,579
In more than four years but less than five years	1,810	1,387
In more than five years	3,240	4,242
	15,257	**14,286**
Effect of discounting	(1,893)	(1,747)
Lease liability - as disclosed in note 21 'Borrowings'	**13,364**	**12,539**

At 31 March 2023 the Group has entered into lease contracts with payment obligations with an undiscounted value of €320 million (2022: €51 million) that had not commenced at 31 March 2023.

Interest expense on lease liabilities for the year is disclosed in note 5 'Investment income and financing costs'.

The Group has no material liabilities under residual value guarantees and makes no material variable payments not included in the lease liability. The Group does not apply either the short term or low value expedient options in IFRS 16.

The Group's leasing activities as a lessor

The Group has a wide range of lessor activities with consumer and enterprise customers, other telecommunication companies and other companies. With consumer and enterprise customers, the Group generates lease income from the provision of handsets, routers and other communications equipment. The Group provides wholesale access to the Group's fibre and cable networks, leases out space on the Group's owned mobile base stations to other telecommunication companies and sub-leases certain retained mobile base station sites to telecommunication tower companies. In addition, the Group sub-leases retail stores to franchise partners in certain markets and leases out surplus assets (e.g. vacant offices and retail stores) to other companies.

Lessor transactions are classified as operating or finance leases based on whether the lease transfers substantially all of the risks and rewards incidental to ownership of the asset. Leases are individually assessed, but generally, the Group's lessor transactions in the year are classified as:

- Operating leases where the Group provides wholesale access to its fibre and cable networks, provides routers or similar equipment to fixed customers or is lessor of space on owned mobile base stations; and
- Finance leases where the Group is sub-lessor of handsets or similar items in back-to-back arrangements or where surplus assets or certain retained mobile base stations sites are sublet out for all or substantially all of the remaining head lease term.

The Group's income as a lessor in the year is as follows:

	2023 €m	2022 €m
Operating leases		
Lease revenue (note 2 'Revenue disaggregation and segmental analysis')	751	758
Income from leases not recognised as revenue	47	45

Substantially all of the Group's income as a lessor is operating lease income.

The committed amounts to be received from the Group's operating leases are as follows:

	Maturity						
	Within one year €m	In one to two years €m	In two to three years €m	In three to four years €m	In four to five years €m	In more than five years €m	**Total €m**
Committed operating lease payments due to the Group as a lessor							
31 March 2023	304	128	36	16	7	4	**495**
31 March 2022	513	250	161	128	114	343	**1,509**

The Group's net investment in leases are disclosed in note 14 'Trade and other receivables'. The maturity profile of the Group's net investment in leases is as follows:

	2023 €m	2022 €m
Within one year	111	72
In more than one year but less than two years	88	55
In more than two years but less than three years	67	36
In more than three years but less than four years	54	25
In more than four years but less than five years	47	11
In more than five years	39	9
	406	**208**
Unearned finance income	(33)	(8)
Net investment in leases - as disclosed in note 14 'Trade and other receivables'	**373**	**200**

The Group has no material lease income arising from variable lease payments.

Notes to the consolidated financial statements (continued)

21. Borrowings

The Group's sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. Liabilities arising from the Group's lease arrangements are also reported in borrowings; see note 20 'Leases'. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items.

Accounting policies

Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordance with our policy (see note 22 'Capital and financial risk management'). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing. Where bonds issued with certain conversion rights are identified as compound instruments they are initially measured at fair value with the nominal amounts recognised as a component in equity and the fair value of future coupons included in borrowings. These are subsequently measured at amortised cost using the effective interest rate method.

Borrowings

	2023 €m	2022 €m
Non-current borrowings		
Bonds	39,512	46,156
Bank loans	487	629
Lease liabilities (note 20)	10,318	9,810
Other borrowings[1]	1,352	1,536
	51,669	**58,131**
Current borrowings		
Bonds	4,604	1,875
Bank loans	308	688
Lease liabilities (note 20)	3,046	2,729
Collateral liabilities	4,886	2,914
Bank borrowings secured against Indian assets	1,485	1,382
Other borrowings[1]	392	2,373
	14,721	**11,961**
Borrowings	**66,390**	**70,092**

Note:
1 Includes €1,140 million (2022: €1,273 million) and €196 million (2022: €2,165 million) of licence and spectrum fees payable in non-current and current borrowings respectively.

The fair value of the Group's financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €39,512 million (2022: €46,156 million) which have a fair value of €35,044 million (2022: €46,348 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices.

The Group's current borrowings also include €1,485 million (2022: €1,382 million) of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea (see note 12 'Investments in Associates and Joint Ventures' for further details of these assets) and will be repaid through the realisation of proceeds from those assets. This arrangement contains an embedded derivative option which has been separately fair valued and is presented within derivative assets in current assets (see note 14 'Trade and other receivables').

The Group's borrowings, which include certain bonds that have been designated in hedge relationships, are carried at €1,282 million higher (2022: €1,316 million higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in borrowings and would decrease the euro equivalent redemption value of the bonds by €1,440 million (2022: €1,456 million).

Commercial paper programmes

We currently have US and euro commercial paper programmes of US$15 billion (€13.8 billion) and €10 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2023 both programmes remained undrawn.

The commercial paper facilities were supported by US$4.0 billion (€3.7 billion) and €4.0 billion of syndicated committed bank facilities. No amounts had been drawn under these facilities.

Bonds

We have two €30 billion euro medium-term note programmes and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2023 the total amounts in issue under these programmes split by currency were US$21.3 billion, €17.6 billion, £3.6 billion, AUD$0.5 billion, HKD$2.1 billion, NOK2.2 billion, CHF0.7 billion and JPY10 billion.

At 31 March 2023 the Group had bonds outstanding with a nominal value equivalent to €42.8 billion. During the year ended 31 March 2023, bonds with a nominal value of €1.8 billion and £0.6 billion were issued utilising the euro medium-term note programme and US$1.2 billion were issued utilising the US Shelf programme. During the year bonds with euro equivalent nominal values of €1.9 billion and €3.8 billion matured and were re-purchased respectively.

Bonds mature between 2023 and 2063 (2022: 2022 and 2059) and have interest rates between 0.375% and 7.875% (2022: 0% and 7.875%).

Mandatory convertible bonds

In March 2023 the Group concluded the last remaining share buybacks related to the mandatory convertible bonds ('MCBs') and no further instruments remain outstanding. On 12 March 2019 the Group issued £3.4 billion of subordinated mandatory convertible bonds ('MCBs') split into two equal tranches of £1.7 billion with coupons of 1.2% and 1.5% respectively. The first tranche matured on 12 March 2021 at a conversion price of £1.2055 per share and the second tranche matured on 12 March 2022 at a conversion price of £1.1326 per share. These were recognised as compound instruments with nominal values of £3.4 billion (€3.8 billion) recognised as a component of shareholders' funds in equity and the fair value of future coupons £0.1 billion (€0.1 billion) recognised as a financial liability in borrowings. The Group's strategy was to hedge the equity risk associated with the MCB issuance to any future movement in its share price by an option strategy designed to hedge the economic impact of share price movements. The Group decided to buy back ordinary shares to mitigate dilution resulting from the conversion and the hedging strategy provided a hedge for the repurchase price.

Treasury shares

The Group held a maximum of 1,825,691,429 (2022: 1,911,661,729) of its own shares during the year which represented 6.3% (2022: 6.6%) of issued share capital at that time.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management

This note details the treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks.

Accounting policies

Financial instruments

Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group's consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that provides a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Financial liabilities under put option arrangements

The Group has an obligation to pay a fixed rate of return to minority equity shareholders in the Group's subsidiary Kabel Deutschland AG, under the terms of a court-imposed domination and profit and loss transfer agreement. This agreement also provides the minority shareholders the option to put their shareholding to Vodafone at a fixed price per share. The obligation to purchase the shares has been recognised as a financial liability and no non-controlling interests are recognised in respect of minority shareholders. Interest costs are accrued at the agreed rate of return and recognised in financing costs.

Derivative financial instruments and hedge accounting

The Group's activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group's risk management strategy. The Group does not use derivative financial instruments for speculative purposes.

The Group designates certain derivatives as:

– hedges of the change in fair value of recognised assets and liabilities ('fair value hedges');

– hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments ('cash flow hedges'); or

– hedges of net investments in foreign operations.

Derivative financial instruments are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when the effective portion of changes in value are deferred to other comprehensive income. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changes in fair value for the hedged risk, with gains and losses recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement.

For cash flow hedges, when the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement.

For net investment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of.

Capital management

The following table summarises the capital of the Group at 31 March:

	2023 €m	Re-presented[1] 2022 €m
Borrowings (note 21)	66,390	70,092
Cash and cash equivalents (note 19)	(11,705)	(7,496)
Derivative financial instruments included in trade and other receivables (note 14)	(6,124)	(4,626)
Derivative financial instruments included in trade and other payables (note 15)	1,422	1,672
Short-term investments (note 13)	(4,305)	(4,795)
Collateral assets (note 13)	(239)	(698)
Financial liabilities under put option arrangements	485	494
Equity	64,483	57,073
Capital	**110,407**	**111,716**

Note:
1 The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Capital has increased by €96 million compared to the amount previously reported. See note 7 'Discontinued operations and assets held for sale' for more information.

The Group's policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries.

Dividends from joint ventures and associates and to non-controlling shareholders

Dividend policies within shareholder agreements for certain of the Group's associates and joint ventures give the Group certain rights to receive dividends but are generally paid at the discretion of the Board of Directors or shareholders. We do not have existing obligations to pay dividends to non-controlling interest partners of our subsidiaries other than ongoing dividend obligations to the Kabel Deutschland A.G. minority shareholders. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows.

Potential cash outflows from option agreements and similar arrangements

All remaining put options issued as part of the hedging strategy for the mandatory convertible bonds ('MCBs') matured during the financial year (1,452 million share options outstanding as at 31 March 2022). These permitted the holders to exercise against the Group at maturity of the option if there was a decrease in our share price. Under the terms of the options, settlement was made in cash which equated to the reduced value of shares from the initial conversion price, adjusted for dividends declared.

Sale of trade receivables

During the year, the Group sold certain trade receivables to a number of financial institutions. Whilst there are no repurchase obligations in respect of these receivables, the Group provided credit guarantees which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2023 was €1,927 million (2022: €1,341 million). No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote.

Supplier financing arrangements

The Group offers suppliers the opportunity to use supply chain financing ('SCF'). SCF allows suppliers that decide to use it to receive funding earlier than the invoice due date. At 31 March 2023, the financial institutions that run the SCF programmes had purchased €2.4 billion (2022: €2.4 billion) of outstanding supplier invoices, principally from larger suppliers. The Group does not provide any financial guarantees to the financial institutions under this programme and continues to cash settle supplier payables in accordance with their contractual terms. As such, the programme does not change the Group's net debt, trade payable balances or cash flows.

The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed the shorter of customary payment terms in the industry or 180 days. At 31 March 2023, none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings.

Financial risk management

The Group's treasury function centrally manages the Group's funding requirement, net foreign exchange exposure, interest rate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently in March 2023. A treasury risk committee comprising of the Group's Chief Financial Officer, Group General Counsel and Company Secretary, Group Financial Controller, Group Corporate Finance Director, Group Treasury Director and Group Director of Financial Controlling and Operations meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group's Internal Auditor reviews the internal control environment regularly.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

No bonds issued by the Group or the Revolving Credit Facilities are subject to financial covenant ratios. Approximately €35 billion (2022: €38 billion) of issued bonds have a change of control clause. The Group uses derivative instruments for currency and interest rate risk management purposes that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.

The Group's financial risk management policies seek to reduce the Group's exposure to any future disruption to financial markets, including any future impacts from global economic and political uncertainty and other macro economic events.

The Group has combined cash and cash equivalent and short-term investments of €16.0 billion, providing significant headroom over short-term liquidity requirements. Additionally the Group maintains undrawn revolving credit facilities of €7.7 billion euro equivalent. As at 31 March 2023 and after hedging, substantially all the Group's borrowings are held on a fixed interest basis, mitigating exposure to interest rate risk. The Group has no significant currency exposures other than positions in economic hedging relationships. The Group's credit risk under financing activities is spread across a portfolio of highly rated institutions to reduce counterparty exposures and derivative balances are substantially all collateralised. The Group's operating activities result in customer credit risk, for which provisions for expected credit losses are recognised.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, the Group considers its maximum exposure to credit risk at 31 March to be:

	2023 €m	2022 €m
Cash and bank deposits (note 19)	3,924	2,220
Money market funds (note 19)	7,781	5,276
Managed investment funds (note 13)	2,967	3,349
Bonds and debt securities (note 13)	2,337	2,376
Collateral assets (note 13)	239	698
Other investments (note 13)	2,473	2,438
Derivative financial instruments (note 14)	6,124	4,626
Trade receivables (note 14)[1]	6,158	6,083
Contract assets and other receivables (note 14)	4,353	4,457
Performance bonds and other guarantees (note 29)	3,381	2,866
	39,737	**34,389**

Note:
1 Includes amounts guaranteed under sales of trade receivables €1,927 million (2022: €1,341 million)

Expected credit loss

The Group has financial assets classified and measured at amortised cost and fair value through other comprehensive income that are subject to the expected credit loss model requirements of IFRS 9. Cash and bank deposits and certain other investments are both classified and measured at amortised cost and subject to impairment requirements. However, the identified expected credit loss is considered to be immaterial.

Information about expected credit losses for trade receivables and contract assets can be found under 'operating activities' on page 179.

Financing activities

The Group invests in government securities on the basis they generate a fixed rate of return and are amongst the most creditworthy of investments available.

Investments are made in accordance with established internal treasury policies which dictate the scaled maximum exposure permissible in relation to an investment's long-term credit rating. The Group invests in AAA unsecured money market mutual funds, where the investment is limited to 10% of each fund; A to AAA government securities, both directly and through money market mutual funds; and has two managed investment funds that hold securities with an average credit quality of AA.

In respect of financial instruments used by the Group's treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody's, Fitch Ratings and Standard & Poor's. Furthermore, collateral support agreements reduce the Group's exposure to counterparties who must post collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.

In the event of any default, ownership of the collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within current borrowings, held by the Group at 31 March:

	2023 €m	2022 €m
Collateral liabilities	4,886	2,914

In addition, as discussed in note 29 'Contingent liabilities and legal proceedings', the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme and pledged security in relation to the Indus Towers merger. The Group has also pledged cash as collateral against derivative financial instruments as disclosed in note 13 'Other investments'.

Operating activities

Customer credit risk is managed by the Group's business units which each have policies, procedures and controls relating to customer credit risk management. Outstanding trade receivables and contract assets are regularly reviewed to monitor any changes in credit risk with concentrations of credit risk considered to be limited given that the Group's customer base is large and unrelated. The Group applies the simplified approach and records lifetime expected credit losses for trade receivables and contract assets. Expected credit losses are measured using historical cash collection data for periods of at least 24 months wherever possible and grouped into various customer segments based on product or customer type. The historical loss rates are adjusted where macroeconomic factors, for example changes in interest rates or unemployment rates, or other commercial factors are expected to have a significant impact when determining future expected credit loss rates. For trade receivables the expected credit loss provision is calculated using a provision matrix, in which the provision increases as balances age, and for receivables paid in instalments and contract assets a weighted loss rate is calculated to reflect the period over which the amounts become due for payment by the customer. Trade receivables and contract assets are written off when each business unit determines there to be no reasonable expectation of recovery and enforcement activity has ceased.

Movements in the allowance for expected credit losses during the year were as follows:

	Contract assets		Trade receivables held at amortised cost		Trade receivables held at fair value through other comprehensive income	
	2023 €m	2022 €m	**2023 €m**	2022 €m	**2023 €m**	2022 €m
1 April	**83**	**101**	**1,342**	**1,480**	**108**	**57**
Exchange movements	(3)	1	(72)	(70)	1	–
Amounts charged to credit losses on financial assets	138	114	449	394	19	53
Other[1]	(140)	(133)	(570)	(462)	(57)	(2)
31 March	**78**	**83**	**1,149**	**1,342**	**71**	**108**

Note:
1 Primarily utilisation of the provision by way of write-off.

Expected credit losses are presented as net credit losses on financial assets within operating profit and subsequent recoveries of amounts previously written off are credited against the same line item.

The majority of the Group's trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. The table below presents information on trade receivables past due[1] and their associated expected credit losses:

		Trade receivables at amortised cost past due				
	Due	30 days or less	31–60 days	61–180 days	180 days+	Total
31 March 2023	€m	€m	€m	€m	€m	€m
Gross carrying amount	2,465	599	163	329	957	4,513
Expected credit loss allowance	(67)	(64)	(50)	(173)	(831)	(1,185)
Net carrying amount	2,398	535	113	156	126	3,328

		Trade receivables at amortised cost past due				
	Due	30 days or less	31–60 days	61–180 days	180 days+	Total
31 March 2022	€m	€m	€m	€m	€m	€m
Gross carrying amount	2,411	650	182	390	1,043	4,676
Expected credit loss allowance	(123)	(83)	(53)	(190)	(893)	(1,342)
Net carrying amount	2,288	567	129	200	150	3,334

Note:
1 Contract assets relate to amounts not yet due from customers. These amounts will be reclassified as trade receivables before they become due. Trade receivables at fair value through other comprehensive income are not materially past due.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Liquidity risk

Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2023 amounted to cash €11.7 billion (2022: €7.5 billion) and undrawn committed facilities of €8.0 billion (2022: €8.2 billion), principally euro and US dollar revolving credit facilities of €4.0 billion and US$4.0 billion (€3.7 billion) which mature in 2025 and 2028 respectively. The Group manages liquidity risk on non-current borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowings mature between 1 and 40 years.

The maturity profile of the anticipated future cash flows including interest in relation to the Group's non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

Maturity profile[1]	Bank loans €m	Bonds €m	Lease liabilities €m	Other[2] €m	Total borrowings €m	Trade payables and other financial liabilities[3] €m	Total €m
Within one year	308	6,234	3,452	6,764	16,758	15,370	32,128
In one to two years	235	3,070	2,574	423	6,302	51	6,353
In two to three years	110	5,725	2,200	259	8,294	–	8,294
In three to four years	18	5,500	1,981	258	7,757	–	7,757
In four to five years	70	2,212	1,810	233	4,325	–	4,325
In more than five years	128	42,325	3,240	599	46,292	–	46,292
	869	**65,066**	**15,257**	**8,536**	**89,728**	**15,421**	**105,149**
Effect of discount/financing rates	(74)	(20,950)	(1,893)	(421)	(23,338)	(3)	(23,341)
31 March 2023	**795**	**44,116**	**13,364**	**8,115**	**66,390**	**15,418**	**81,808**
Within one year	700	3,569	3,130	6,823	14,222	16,884	31,106
In one to two years	33	6,190	2,189	417	8,829	29	8,858
In two to three years	411	3,786	1,759	207	6,163	–	6,163
In three to four years	2	5,746	1,579	199	7,526	–	7,526
In four to five years	205	6,253	1,387	678	8,523	–	8,523
In more than five years	21	43,514	4,242	136	47,913	–	47,913
	1,372	**69,058**	**14,286**	**8,460**	**93,176**	**16,913**	**110,089**
Effect of discount/financing rates	(55)	(21,027)	(1,747)	(255)	(23,084)	(1)	(23,085)
31 March 2022	**1,317**	**48,031**	**12,539**	**8,205**	**70,092**	**16,912**	**87,004**

Notes:
1 Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which lenders have the right, but not the obligation, to request payment within 30 days. This also applies to undrawn committed facilities. There is no debt that is subject to a material adverse change clause.
2 Includes spectrum licence payables with maturity profile €196 million (2022: €2,319 million) within one year, €170 million (2022: €165 million) in one to two years, €199 million (2022: €199 million) in two to three years, €199 million (2022: €199 million) in three to four years, €199 million (2022: €662 million) in four to five years and €587million (2022: €136 million) in more than five years. Also includes €4,886 million (2022: €2,914 million) in relation to cash received under collateral support agreements shown within 1 year.
3 Includes financial liabilities under put option arrangements and non-derivative financial liabilities presented within trade and other payables.

The maturity profile of the Group's financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows:

	2023			2022		
	Payable[1] €m	Receivable[1] €m	Total €m	Payable[1] €m	Receivable[1] €m	Total €m
Within one year	(17,845)	18,527	682	(12,671)	13,470	799
In one to two years	(3,534)	4,055	521	(5,897)	6,399	502
In two to three years	(4,028)	4,441	413	(2,584)	3,158	574
In three to four years	(2,186)	2,567	381	(3,373)	3,864	491
In four to five years	(2,265)	2,681	416	(1,699)	2,139	440
In more than five years	(38,494)	44,586	6,092	(34,097)	40,129	6,032
	(68,352)	**76,857**	**8,505**	**(60,321)**	**69,159**	**8,838**
Effect of discount/financing rates			(3,803)			(5,884)
Financial derivative net receivable/(payable)			**4,702**			**2,954**

Note:
1 Payables and receivables are stated separately in the table above as cash settlement is on a gross basis.

Market risk

Interest rate management

Under the Group's interest rate management policy, interest rates on long-term monetary assets and liabilities are principally maintained on a fixed rate basis.

At 31 March 2023 and after hedging, substantially all of our outstanding liabilities are held on a fixed interest rate basis in accordance with treasury policy. At 31 March 2022 the Group held economic interest rate hedges at fair value through profit and loss.

For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2023 there would be an increase in profit before tax by €27 million (2022: €420 million) including mark to market revaluations of interest rate and other derivatives and the potential interest on cash and short-term investments. There would be no material impact on equity.

At 31 March 2023, the Group had limited exposure through interest rate derivatives and floating rate bonds referencing LIBOR and other interbank offered rates (IBORs).

Foreign exchange management

As Vodafone's primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above a certain de minimis level.

At 31 March 2023 11% of net debt was denominated in currencies other than euro (3% sterling, 6% South African rand and 2% other). This allows sterling, South African rand and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies.

Under the Group's foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period.

The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2023 the Group held financial liabilities in a net investment hedge against the Group's South African rand operations. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 12% (2022: 13%) would result in a decrease in equity of €267 million (2022: €221million) which would be fully offset by foreign exchange movements on the hedged net assets. In addition, cash flow hedges of principally US dollar borrowings would result in an increase in equity of €204 million (2022: €371 million) against a strengthening of US dollar by 5% (2022: 5%).

The Group profit and loss account is exposed to foreign exchange risk within both operating profit and financing income and expense. The principal operations not generating income in euro are Vodacom South Africa (South African rand), and Egypt (Egyptian pound). Financing income and expense includes foreign currency gains/losses incurred on the translation of balance sheet items not held in functional currency. These are principally on certain borrowings, derivatives, and other investments denominated in sterling and Turkish lira.

The following table details the Group's sensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods.

	2023 €m	2022 €m
Increase/ (decrease) in Profit before taxation		
ZAR 12% change (2022: 13%)	87	134
EGP 27% change (2022: 9%)	116	41
TRY 43% change (2022: 39%)	33	83
GBP 3% change (2022: 2%)	(46)	(67)

Equity risk

There is no material equity risk relating to the Group's equity investments which are detailed in note 13 'Other investments'.

In the prior financial year, the Group had hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements. This option strategy ended during the current financial year. As at 31 March 2023, the Group is no longer sensitive (2022: 7% sensitivity) to a movement in its share price that would result in an increase or decrease in profit before tax (2022: €36 million).

Notes to the consolidated financial statements (continued)

Risk management strategy of hedge relationships

The risk strategies of the designated cash flow, fair value, and net investment hedges reflect the above market risk strategies.

The objective of the cash flow hedges is principally to convert foreign currency denominated fixed rate borrowings in US dollar, pound sterling, Australian dollar, Swiss franc, Hong Kong dollar, Japanese yen, Norwegian krona and US dollar floating rate borrowings into euro fixed rate borrowings and hedge the foreign exchange spot rate and interest rate risk. There are also cash flow hedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange spot risk. Derivative financial instruments designated in cash flow hedges are cross-currency interest rate swaps and foreign exchange swaps and forwards. The swap maturity dates and liquidity profiles of the nominal cash flows match those of the underlying borrowings and exposures.

The objective of the net investment hedges is to hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in net investment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business.

The objective of the fair value hedges is to hedge a proportion of the Group's fixed rate euro denominated borrowing to a euro floating rate borrowing. The swap maturity dates match those of the underlying borrowing and the nominal cash flows are converted to quarterly payments.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swaps to hedge its exposure to foreign exchange risk and interest rate risk and enters into hedge relationships where the critical terms of the hedging instrument match with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationship with the swap contracts and the value of the corresponding hedged items to change systematically in the opposite direction in response to movements in the underlying exchange rates and interest rates. The Group therefore performs a qualitative assessment of effectiveness. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.

Hedge ineffectiveness may occur due to:

a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil;

b) Changes in the contractual terms or timing of the payments on the hedged item; and

c) A change in the credit risk of the Group or the counterparty with the hedging instrument.

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group's existing hedge relationships the hedge ratio has been determined as 1:1.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market rates and foreign currency rates prevailing at 31 March. The valuation basis is level 2 of the fair value hierarchy. This classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payables in the statement of financial position.

The following table represents the carrying values and nominal amounts of derivatives in a continued hedge relationship as at 31 March.

				Other comprehensive income				Weighted average		
At 31 March 2023	Nominal amounts €m	Carrying value assets €m	Carrying value liabilities €m	Opening balance 1 April 2022 €m	(Gain)/ Loss deferred to OCI €m	Gain/(Loss) recycled to financing costs €m	Closing balance 31 March 2023[1] €m	Maturity year	FX rate	Euro interest rate %
Cash flow hedges - foreign currency risk[3]										
Cross-currency and foreign exchange swaps										
US dollar bonds	17,690	4,456	–	(1,484)	(2,321)	1,096	(2,709)	2038	1.18	3.14
Australian dollar bonds	288	13	–	(5)	31	(47)	(21)	2027	1.56	1.57
Swiss franc bonds	624	58	–	20	(43)	20	(3)	2026	1.08	1.26
Pound sterling bonds	4,195	61	152	109	6	(152)	(37)	2044	0.86	3.15
Hong Kong dollar bonds	233	22	–	7	(17)	5	(5)	2028	9.08	1.48
Japanese yen bonds	78	3	–	2	(9)	(5)	(12)	2037	128.53	2.47
Norwegian krona bonds	241	–	34	3	17	(32)	(12)	2026	9.15	1.12
Foreign exchange forwards[2]	383	–	34	(69)	34	1	(34)	2023	18.92	–
Cash flow hedges - foreign currency and interest rate risk[3]										
Cross currency swaps - US dollar bonds	417	49	–	(1)	(20)	10	(11)	2023	1.17	1.07
Net investment hedge - foreign exchange risk[5]										
Cross-currency and foreign exchange swaps - South African rand investment	2,004	96	–	1,133	(181)	–	952	2025	18.23	1.83
	26,153	**4,758**	**220**	**(285)**	**(2,503)**	**896**	**(1,892)**			

				Other comprehensive income				Weighted average		
At 31 March 2022	Nominal amounts €m	Carrying value assets €m	Carrying value liabilities €m	Opening balance 1 April 2021 €m	(Gain)/ Loss deferred to OCI €m	Gain/(Loss) recycled to financing costs €m	Closing balance 31 March 2022[1] €m	Maturity year	FX rate	Euro interest rate %
Cash flow hedges - foreign currency risk[3]										
Cross-currency and foreign exchange swaps										
US dollar bonds	20,995	2,745	10	501	(3,257)	1,272	(1,484)	2036	1.18	2.76
Australian dollar bonds	736	50	–	(24)	(12)	31	(5)	2024	1.56	0.92
Swiss franc bonds	624	16	1	30	(59)	49	20	2026	1.08	1.26
Pound sterling bonds	3,498	61	145	323	(239)	25	109	2043	0.86	2.97
Hong Kong dollar bonds	233	8	3	13	(18)	12	7	2028	9.08	1.48
Japanese yen bonds	78	–	6	11	(7)	(2)	2	2037	128.53	2.47
Norwegian krona bonds	241	–	16	3	(7)	7	3	2026	9.15	1.12
Foreign exchange forwards[2]	244	–	69	–	(72)	3	(69)	2022	12.34	–
Cash flow hedges - foreign currency and interest rate risk[3]										
Cross currency swaps - US dollar bonds	417	24	–	8	(33)	24	(1)	2023	1.17	1.07
Cash flow hedges - interest rate risk[3]										
Interest rate swaps - Euro loans	–	–	–	(1)	–	1	–	–	–	–
Net investment hedge - foreign exchange risk[5]										
Cross-currency and foreign exchange swaps - South African rand investment	1,555	–	113	959	174	–	1,133	2022	17.29	0.31
	28,621	**2,904**	**363**	**1,823**	**(3,530)**	**1,422**	**(285)**			

Notes:
1 Fair value movement deferred into other comprehensive income includes €383 million loss (2022: €1,318 million loss) and €17 million gain (2022: €1 million gain) of foreign currency basis outside the cash flow and net investment hedge relationships respectively.
2 Includes euro and US dollar forward contracts against Turkish lira to hedge foreign currency forecast expenditures in local markets. Notional amounts of €259 million (2022: €146 million) and $134 million or €124 million equivalent (2022: $109 million or €98 million equivalent) with weighted average exchange rates of 18.36 (2022: 12.45) and 20.07 (2022: 10.95) respectively to Turkish lira.
3 For cash flow hedges, the movement in the hypothetical derivative (hedged item) mirrors that of the hedging instrument. Hedge ineffectiveness of the swaps designated in a cash flow hedge during the period was €nil (2022: €nil).
4 The carrying value of bonds includes an additional €776 million loss (2022: €760 million loss) in relation to fair value of other bonds previously designated in fair value hedge relationships.
5 Hedge ineffectiveness of swaps designated in a net investment hedge during the period was €nil (2022: €nil).

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Changes in assets and liabilities arising from financing activities

	Borrowings €m	Derivative assets and liabilities €m	Financial liabilities under put options €m	Other liabilities €m	Assets and liabilities arising from financing activities €m
1 April 2022	**70,092**	**(2,954)**	**494**	**1,498**	**69,130**
Cash movements					
Proceeds from issuance of long-term borrowings	4,071	–	–	–	4,071
Repayment of borrowings	(13,538)	–	–	–	(13,538)
Net movement in short-term borrowings	3,172	–	–	–	3,172
Net movement in derivatives	–	261	–	–	261
Interest paid	(2,444)	590	(18)	(79)	(1,951)
Purchase of treasury shares	–	–	–	(1,867)	(1,867)
Other	–	–	(12)	–	(12)
Non-cash movements					
Fair value movements	–	(1,688)	–	–	(1,688)
Foreign exchange	(44)	(350)	–	(20)	(414)
Interest costs	2,657	(561)	21	(113)	2,004
Lease additions	7,652	–	–	–	7,652
Acquisition and disposal of subsidiaries	(5,243)	–	–	–	(5,243)
Other[1]	15	–	–	684	699
31 March 2023	**66,390**	**(4,702)**	**485**	**103**	**62,276**

	Borrowings €m	Derivative assets and liabilities €m	Financial liabilities under put options €m	Other liabilities €m	Assets and liabilities arising from financing activities €m
1 April 2021	**67,760**	**859**	**492**	**491**	**69,602**
Cash movements					
Proceeds from issuance of long-term borrowings	2,548	–	–	–	2,548
Repayment of borrowings	(8,248)	–	–	–	(8,248)
Net movement in short-term borrowings	3,002	–	–	–	3,002
Net movement in derivatives	–	(293)	–	–	(293)
Interest paid	(2,246)	469	(17)	(10)	(1,804)
Purchase of treasury shares	–	–	–	(2,087)	(2,087)
Non-cash movements					
Fair value movements	–	(2,631)	–	–	(2,631)
Foreign exchange	1,386	(930)	–	(15)	441
Interest costs	2,356	(428)	19	13	1,960
Lease additions	3,410	–	–	–	3,410
Other[1]	124	–	–	3,106	3,230
31 March 2022	**70,092**	**(2,954)**	**494**	**1,498**	**69,130**

Note:
1 Movement in Other liabilities primarily relate to share buyback programmes.

Fair value and carrying value information

The carrying value and valuation basis of the Group's financial assets are set out in notes 13 'Other investments', 14 'Trade and other receivables' and 19 'Cash and cash equivalents'. For all financial assets held at amortised cost the carrying values approximate fair value except as disclosed in note 13 'Other investments'.

The carrying value and valuation basis of the Group's financial liabilities are set out in notes 15 'Trade and other payables' and 21 'Borrowings'. The carrying values approximate fair value for the Group's trade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 21 'Borrowings'.

Level 3 financial instruments

The Group's borrowings include €1,485 million (2022: €1,382 million) of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea (see note 12 'Investments in Associates and Joint Ventures' for further details of these assets) and will be repaid through the realisation of proceeds from those assets. This arrangement contains an embedded derivative option which has been separately fair valued. The 31 March 2023 valuation of the embedded derivative asset of €198 million (2022: €3 million) is presented within derivative assets in current assets (see note 14 'Trade and other receivables').

A Black Scholes model for European put options has been used as a valuation model and primarily uses market inputs (quoted share prices and volatilities for Indus Towers and Vodafone Idea) along with a strike price equal to the amount payable under the loan. The valuation includes an unobservable adjustment to reflect the potential timeframe to settle the loan and has been modelled using a range of potential durations up to 30 September 2024. As a result of this unobservable adjustment, the option is classified as a level 3 instrument under the fair value hierarchy. An increase/(decrease) in durations applied of 6 months would increase/(decrease) the derivative asset by €141 million/(€115 million).

Net financial instruments

The table below shows the Group's financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements.

				Related amounts not set off in the balance sheet		
At 31 March 2023	Gross amount €m	Amount set off €m	Amounts presented in balance sheet €m	Right of set off with derivative counterparties €m	Collateral (liabilities)/assets[1] €m	Net amount €m
Derivative financial assets	6,124	–	6,124	(910)	(4,886)	328
Derivative financial liabilities	(1,422)	–	(1,422)	910	239	(273)
Total	**4,702**	**–**	**4,702**	**–**	**(4,647)**	**55**

				Related amounts not set off in the balance sheet		
At 31 March 2022	Gross amount €m	Amount set off €m	Amounts presented in balance sheet €m	Right of set off with derivative counterparties €m	Collateral (liabilities)/assets[1] €m	Net amount €m
Derivative financial assets	4,626	–	4,626	(1,365)	(2,914)	347
Derivative financial liabilities	(1,672)	–	(1,672)	1,365	368	61
Total	**2,954**	**–**	**2,954**	**–**	**(2,546)**	**408**

Note:
1 Excludes collateral of €nil (2022: €330 million) pledged as initial margin, as security against future mark to market movements on certain derivative options, that therefore does not offset against existing mark to market balances as at 31 March.

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA ('International Swaps and Derivatives Association') agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in Notes 13 'Other investments' or 21 'Borrowings' respectively.

Notes to the consolidated financial statements (continued)

23. Directors and key management compensation

This note details the total amounts earned by the Company's Directors and members of the Executive Committee.

Directors

Aggregate emoluments of the Directors of the Company were as follows:

	2023 €m	Re-presented[1] 2022 €m	Re-presented[1] 2021 €m
Short-term remuneration	6	7	7
Long-term incentive schemes[2]	3	2	1
	9	**9**	**8**

Notes:
1 The prior year comparatives have been re-presented to aggregate previously disclosed salaries and fees and incentive schemes into Short-term remuneration. Additional disclosure is now provided for long-term incentive schemes, increasing total emoluments by €2 million and €1 million for the years ended 31 March 2022 and 31 March 2021, respectively.
2 Relates to share-based payments.

No Directors serving during the year exercised share options in the year ended 31 March 2023 (2022: None; 2021: None).

Key management compensation

Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows:

	2023 €m	2022 €m	2021 €m
Short-term employee benefits	25	28	28
Share-based payments	12	8	11
	37	**36**	**39**

24. Employees

This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs.

	2023 Employees	2022 Employees	2021 Employees
By activity			
Operations	15,808	15,404	14,893
Selling and distribution	24,676	25,499	26,874
Customer care and administration	57,619	56,038	54,739
	98,103	**96,941**	**96,506**
By segment			
Germany	15,242	15,256	15,798
Italy	5,733	5,765	5,818
Spain	3,992	4,194	4,257
UK	9,312	9,198	9,584
Other Europe	14,189	15,106	15,460
Vodacom	7,990	7,973	7,810
Other Markets	9,331	9,336	9,498
Vantage Towers[1]	753	502	–
Common Functions	31,561	29,611	28,281
Total	**98,103**	**96,941**	**96,506**

Note:
1 Vantage Towers was a new reporting segment in the comparative year ended 31 March 2022.

The cost incurred in respect of these employees (including Directors) was:

	2023 €m	2022 €m	2021 €m
Wages and salaries	4,853	4,469	4,238
Social security costs	604	578	549
Other pension costs (note 25 'Post employment benefits')	244	168	235
Share-based payments (note 26 'Shared-based payments')	141	119	135
Total	**5,842**	**5,334**	**5,157**

Notes to the consolidated financial statements (continued)

25. Post employment benefits

The Group operates a number of Defined Benefit and Defined Contribution retirement plans for our employees. The Group's largest defined benefit plan is in the UK. For further details see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation'.

Accounting policies

For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or a liability on the consolidated statement of financial position. Defined benefit plan liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value.

Actuarial gains and losses are taken to the consolidated statement of comprehensive income for defined benefit plans or consolidated income statement for cash leaver plans as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising from differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, and costs incurred for the management of plan assets are also taken to other comprehensive income.

Other movements in the net surplus or deficit are recognised in the consolidated income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the consolidated income statement. The amount charged to the consolidated income statement in respect of these plans is included within operating costs or in the Group's share of the results of equity accounted operations, as appropriate.

The Group's contributions to defined contribution pension plans are charged to the consolidated income statement as they fall due.

Background

At 31 March 2023 the Group operated a number of retirement plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group's philosophy is to provide access to defined contribution retirement plans where feasible and to manage legacy defined benefit retirement arrangements. Defined benefit plans provide benefits based on the employees' length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employees individual funds that are converted into benefits at the time of retirement.

The Group operates defined benefit plans in Germany, India, Ireland, Italy, the UK, the United States; defined benefit indemnity plans in Greece and Turkey; and a cash leaver plan in India. Defined contribution plans are currently provided in Egypt, Germany, Greece, India, Ireland, Italy, Portugal, South Africa, Spain and the UK.

Income statement expense/(income)

	2023 €m	2022 €m	2021 €m
Defined contribution plans	207	197	204
Defined benefit plans	37	(29)	31
Total amount charged to income statement (note 24)	**244**	**168**	**235**

Defined benefit plans

The Group's retirement policy is to provide competitive pension provision, in each operating country, in line with the market median for that location. The Group's preferred retirement provision is focused on Defined Contribution arrangements and/or State provision for future service.

The Group's main defined benefit funding liability is the Vodafone UK Group Pension Scheme ('Vodafone UK plan'). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section ('CWW Section'). Both sections are closed to new entrants and to future accrual. The Group also operates smaller funded and unfunded plans in the UK, funded and unfunded plans in Germany and a funded plan in Ireland. Defined benefit pension provision exposes the Group to actuarial risks such as longer than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans.

The main defined benefit plans are administered by trustee boards which are legally separate from the Group and consist of representatives who are employees, former employees or are independent from the Group. The trustee boards of the pension plans are required by legislation to act in the best interest of the participants, set the investment strategy and contribution rates and are subject to statutory funding regimes.

The Vodafone UK plan is registered as an occupational pension plan with HM Revenue and Customs ('HMRC') and is subject to UK legislation and operates within the framework outlined by the Pensions Regulator. UK legislation requires that pension plans are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section.

The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. The 31 March 2022 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a net surplus of £248 million (€282 million) on the funding basis, comprising of a £97 million (€110 million) surplus for the Vodafone Section and a £151 million (€172 million) surplus for the CWW Section. No further contributions are due in respect of the Vodafone UK plan at this time. The next actuarial valuation has an effective date of 31 March 2025.

These plan-specific actuarial valuations differ to the IAS 19 accounting basis, which is used to measure pension assets and liabilities presented in the Group's consolidated statement of financial position.

Funding plans are individually agreed for each of the Group's other defined benefit plans with the respective trustees or governing board, taking into account local regulatory requirements. It is expected that ordinary contributions of €71 million will be paid into the Group's defined benefit plans during the year ending 31 March 2024. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

The investment strategy for the UK plans is controlled by the trustees in consultation with the Group and the plans have no direct investments in the Group's equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the plan's investment objectives through investing partly in a diversified mix of growth assets which, over the long term, are expected to grow in value by more than the low risk assets. The low risk assets include cash and gilts, inflation and interest rate hedging and in substance insured pensioner annuity policies in both the Vodafone Section and CWW Sections of the Vodafone UK plan and an insured pensioner annuity policy in the Vodafone Ireland Pension Plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation.

During the reporting period, there were significant movements in UK gilt markets – in particular the 'mini budget' announced by the UK government on 23 September 2022 caused rapid sales of government bonds which further depressed gilt markets. Although a temporary intervention by the Bank of England and subsequent policy changes stabilised the market, gilt yields increased significantly in a short period of time. This triggered an increase in collateral calls for pension schemes that, like the Vodafone UK plan, used liability driven investment (LDI) strategies to hedge their interest rate risks.

In response to the risk of potential future collateral calls, on 18 October 2022, the Group entered into short term liquidity facilities with both sections of the Vodafone UK plan for an aggregate amount of £450 million (€512 million). These facilities were put in place for short-term liquidity purposes, with the intention of reducing the risk should the UK plan be required to dispose of assets at short notice in the event of significant increases in gilt yields. Drawings could be made from the facility until 27 January 2023, with all amounts borrowed required to be repaid by 28 February 2023. No amounts were drawn under these facilities.

There has been reduced volatility in gilt yields since the end of 2022, although, the level of yields are significantly higher than they were at 31 March 2022. This has resulted in a decrease in the value of the assets, and also liabilities in respect of the Vodafone UK plan as at 31 March 2023.

Actuarial assumptions

The Group's plan liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below:

	2023 %	2022 %	2021 %
Weighted average actuarial assumptions used at 31 March[1]			
Rate of inflation[2]	3.0	3.3	2.9
Rate of increase in salaries[3]	3.0	3.1	2.7
Discount rate	4.5	2.5	1.8

Notes:
1 Figures shown represent a weighted average assumption of the individual plans.
2 The rate of increase in pensions in payment and deferred revaluation are dependent on the rate of inflation.
3 Relates only to schemes open to future accrual primarily in Germany, Ireland and India.

Mortality assumptions used are based on recommendations from the individual local actuaries which include adjustments for the experience of the Group where appropriate. The Group's largest plan is the Vodafone UK plan. Further life expectancies assumed for the UK plans are 22.8/24.7 years (2022: 23.4/25.4 years) for a male/female pensioner currently aged 65 years and 23.7/25.5 years (2022: 25.4/27.5 years) from age 65 for a male/female non-pensioner member currently aged 40.

Charges made to the consolidated income statement and consolidated statement of comprehensive income ('SOCI') on the basis of the assumptions stated above are:

	2023 €m	2022 €m	2021 €m
Current service cost	44	38	37
Net past service (credit)/costs[1]	–	(71)	2
Net interest (income)/charge	(7)	4	(8)
Total net cost/(credit) included within staff costs	**37**	**(29)**	**31**
Actuarial losses/(gains) recognised in the SOCI	213	(627)	686

Note:
1 No past service credits were recorded in the current financial year. In the prior year, a change in Germany relating to the provision of death and disability benefits effective from 1 April 2021 resulted in a past service credit of €49 million; further net past service credits were recognised in the year ended 31 March 2022 for the Vodafone UK plan relating to the offer of a pension increase exchange to all members at retirement and benefit clarifications.

Notes to the consolidated financial statements (continued)

25. Post employment benefits (continued)

Duration of the benefit obligations

The weighted average duration of the defined benefit obligation at 31 March 2023 is 16 years (2022: 21 years).

Fair value of the assets and present value of the liabilities of the plans

The amount included in the consolidated statement of financial position arising from the Group's obligations in respect of its defined benefit plans is as follows:

	Assets €m	Liabilities €m	Net surplus/ (deficit) €m
1 April 2021	**7,632**	**(8,085)**	**(453)**
Service cost	–	(38)	(38)
Past service credit	–	71	71
Interest income/(cost)	140	(144)	(4)
Return on plan assets excluding interest income	58	–	58
Actuarial gains arising from changes in demographic assumptions	–	7	7
Actuarial gains arising from changes in financial assumptions	–	483	483
Actuarial gains arising from experience adjustments	–	79	79
Employer cash contributions	60	–	60
Member cash contributions	17	(17)	–
Benefits paid	(241)	241	–
Exchange rate movements	52	(45)	7
Other movements	(3)	7	4
31 March 2022	**7,715**	**(7,441)**	**274**
Service cost	–	(44)	(44)
Interest income/(cost)	185	(178)	7
Return on plan assets excluding interest income	(2,475)	–	(2,475)
Actuarial gains arising from changes in demographic assumptions	–	186	186
Actuarial gains arising from changes in financial assumptions	–	2,293	2,293
Actuarial losses arising from experience adjustments	–	(217)	(217)
Employer cash contributions	42	–	42
Member cash contributions	15	(15)	–
Benefits paid	(216)	216	–
Exchange rate movements	(211)	224	13
Other movements	(8)	–	(8)
31 March 2023	**5,047**	**(4,976)**	**71**

The table below provides an analysis of the net surplus for the Group as a whole.

	2023 €m	2022 €m
Analysis of net surplus:		
Total fair value of plan assets	5,047	7,715
Present value of funded plan liabilities	(4,875)	(7,337)
Net surplus for funded plans	**172**	**378**
Present value of unfunded plan liabilities	(101)	(104)
Net surplus	**71**	**274**
Net surplus is analysed as:		
Assets[1]	329	555
Liabilities	(258)	(281)

Note:
1 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as economic benefits are available to the Group either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions.

An analysis of net surplus is provided below for the Vodafone UK plan, which is a funded plan. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan ('CWWRP') plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below.

	CWW Section		Vodafone Section	
	2023 €m	2022 €m	**2023 €m**	2022 €m
Analysis of net surplus:				
Total fair value of plan assets	1,845	2,850	1,958	3,399
Present value of plan liabilities	(1,657)	(2,565)	(1,900)	(3,166)
Net surplus	**188**	**285**	**58**	**233**
Net surpluses are analysed as:				
Assets	188	285	58	233
Liabilities	–	–	–	–

Fair value of plan assets

	2023 €m	2022 €m
Cash and cash equivalents	27	55
Equity investments:		
With quoted prices in an active market	140	849
Without quoted prices in an active market	322	359
Debt instruments:		
With quoted prices in an active market	588	1,334
Without quoted prices in an active market	288	317
Property:		
With quoted prices in an active market	17	29
Without quoted prices in an active market	438	460
Derivatives:[1]		
Without quoted prices in an active market	1,791	2,195
Investment fund	782	1,161
Annuity policies		
With quoted prices in an active market	25	34
Without quoted prices	629	922
Total	**5,047**	**7,715**

Note:
1 Derivatives include collateral held in the form of cash. Assets are valued using 'level 2' inputs under IFRS 13 'Fair Value Measurement' principles and classified as unquoted accordingly.

The fair value of plan assets, which have been measured in accordance with IFRS 13 'Fair Value Measurement', are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of €782 million at 31 March 2023 (2022: €1,161 million) include investments in diversified alternative beta funds held in the Vodafone Section of the Vodafone UK plan.

The actual return on plan assets over the year to 31 March 2023 was a loss of €2,290 million (2022: €198 million gain).

Sensitivity analysis

Measurement of the Group's defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2023.

	Rate of inflation		Rate of increase in salaries		Discount rate		Life expectancy	
	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 1 year €m	Increase by 1 year €m
(Decrease)/increase in present value of defined benefit obligation[1]	(222)	260	(1)	1	385	(341)	(129)	128

Note:
1 The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the year, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factors in the impact of changes to all assumptions relating to inflation including the rate of increase in salaries, pension increases and deferred revaluations.

Notes to the consolidated financial statements (continued)

26. Share-based payments

The Group has a number of share plans used to award shares to Executive Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date.

Accounting policies

The Group issues equity-settled share-based awards to certain employees. Equity-settled share-based awards are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based award is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in additional paid-in capital is also recognised.

Some share awards have an attached market condition, based on total shareholder return ('TSR'), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone's ranking within the same group of companies, where possible, over the past five years.

The fair value of awards of non-vested shares is a calculation of the closing price of the Company's shares on the day prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate.

The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed:

- 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and
- 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis.

Share options

Vodafone Sharesave Plan

Under the Vodafone Sharesave Plan UK staff may acquire shares in the Company through monthly savings of up to £375 over a three and/or five year period. The savings may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company's shares.

Share plans

Vodafone Group executive plans

Under the Vodafone Global Incentive Plan awards of shares are granted to Directors and certain employees. The release of these shares is conditional upon continued employment and for some awards achievement of certain performance targets measured over a three year period.

Vodafone Share Incentive Plan

Following a review of the UK all-employee plans it was decided that with effect from 1 April 2017 employees would no longer be able to contribute to the Share Incentive Plan and would therefore no longer receive matching shares. Individuals who continue to hold shares in the plan will receive dividends paid out in cash.

Movements in outstanding ordinary share options

	Ordinary share options		
	2023 Millions	2022 Millions	2021 Millions
1 April	61	62	53
Granted during the year	50	20	35
Forfeited during the year	(2)	(2)	(1)
Exercised during the year	(8)	(1)	–
Expired during the year	(39)	(18)	(25)
31 March	**62**	**61**	**62**
Weighted average exercise price:			
1 April	£1.02	£1.07	£1.19
Granted during the year	£0.83	£0.95	£1.03
Forfeited during the year	£1.02	£1.06	£1.16
Exercised during the year	£1.05	£1.17	£1.23
Expired during the year	£1.01	£1.10	£1.27
31 March	**£0.87**	**£1.02**	**£1.07**

Summary of options outstanding

	31 March 2023			31 March 2022		
	Outstanding shares Millions	**Weighted average exercise price**	**Weighted remaining average contractual life Months**	Outstanding shares Millions	Weighted average exercise price	Weighted remaining average contractual life Months
Vodafone Group Sharesave Plan:						
£0.78 - £1.78	62	£0.87	33	61	£1.02	24

Share awards

Movements in non-vested shares are as follows:

	2023		2022		2021	
	Millions	**Weighted average fair value at grant date**	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date
1 April	270	£1.07	267	£1.20	245	£1.41
Granted	120	£1.17	113	£1.17	108	£0.99
Vested	(70)	£1.15	(68)	£1.44	(56)	£1.56
Forfeited	(59)	£0.89	(42)	£1.52	(30)	£1.10
31 March	**261**	**£1.14**	**270**	**£1.07**	**267**	**£1.20**

Other information

The total fair value of shares vested during the year ended 31 March 2023 was £81 million (2022: £98 million; 2021: £108 million).

The compensation cost included in the consolidated income statement in respect of share options and share plans was €141 million (2022: €119 million; 2021: €135 million) which is comprised principally of equity-settled transactions.

The average share price for the year ended 31 March 2023 was 108.2 pence (2022: 122.1 pence; 2021: 120.8 pence).

Notes to the consolidated financial statements (continued)

27. Acquisitions and disposals

The note below provides details of acquisition and disposal transactions for the current year as well as those completed in the prior year. For further details see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation' to the consolidated financial statements.

Accounting policies

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the consolidated income statement as incurred. The acquiree's identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group's previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders' proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.

Acquisition of interests from non-controlling shareholders

In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity.

Disposals

The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries, joint arrangements and associates that the Group has disposed of, and that have previously recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal.

Other transactions with non-controlling shareholders in subsidiaries

The aggregate cash consideration in respect of other transactions with non-controlling shareholders in subsidiaries, net of cash acquired, is as follows:

	2023 €m	2022 €m
Cash consideration (paid)/received		
Vantage Towers	(667)	217
Other	(25)	(28)
	(692)	**189**

Vantage Towers

On 13 November 2022, the Group completed the purchase of 4.2% of Vantage Towers A.G. for cash consideration of €667 million, taking its shareholding to 85.8%. In the comparative period, the Group received €217 million following completion of the market stabilisation period resulting from the IPO of Vantage Towers in March 2020 and as described in the Vantage Towers prospectus.

Disposals

The aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, is as follows:

	2023 €m	2022 €m
Cash consideration received		
Vodafone Hungary	1,606	–
Vantage Towers	5,592	–
Other disposals during the period	2	–
Net cash disposed	(224)	–
	6,976	**–**

Vodafone Hungary

On 31 January 2023, the Group completed the sale of Vodafone Magyarország Zrt ('Vodafone Hungary') to 4iG Public Limited Company and Corvinus Zrt. The table below summarises the net assets disposed and the resulting loss on disposal of €69 million.

	€m
Goodwill	(441)
Other intangible assets	(521)
Property, plant and equipment	(516)
Inventory	(17)
Trade and other receivables	(206)
Cash and cash equivalents	(3)
Current and deferred taxation	13
Borrowings	106
Trade and other payables	163
Provisions	31
Net assets disposed	**(1,391)**
Cash proceeds	1,606
Foreign exchange recycled from Currency reserve on disposal	(284)
Net loss on disposal[1]	**(69)**

Notes:
1 Included in other income in the consolidated income statement.

Vantage Towers

On 22 March 2023, the Group completed the disposal of its interest in Vantage Towers A.G. to Oak Holdings 1 GmbH, the co-control partnership of Vodafone, GIP and KKR. Vodafone retains an interest of 64.2% in Oak Holdings 1 GmbH, which owns 89.3% of Vantage Towers A.G. The table below summarises the net assets disposed and the net gain on disposal as €8,607 million.

	€m
Goodwill	(3,448)
Other intangible assets	(294)
Property, plant and equipment	(4,882)
Investments in associates and joint ventures	(2,778)
Trade and other receivables	(292)
Cash and cash equivalants	(207)
Current and deferred taxation	61
Borrowings	4,916
Trade and other payables	658
Provisions	556
Net assets disposed	**(5,710)**
Non-controlling interests derecognised	807
Cash proceeds	5,592
Fair value of Investment in Oak Holdings 1 GmbH	8,634
Restriction of gain (note 20)[1]	(680)
Foreign exchange recycled from Currency reserve on disposal	(36)
Net gain on disposal[2]	**8,607**

Notes:
1 Related tax of €154 million is included in Income tax expense in the consolidated income statement.
2 Included in other income in the consolidated income statement.

Vodafone Ghana

On 21 February 2023, the Group completed the sale of its 70% shareholding in Vodafone Telecommunications Company Limited ('Vodafone Ghana') to Telecel Group for consideration of €Nil. A net gain on disposal of €689 million has been recorded within other income and expense in the consolidated income statement.

Other matters

Vodafone Egypt

In the comparative period on 10 November 2021, the Group announced that it had agreed to transfer its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited ('Vodacom').

On 13 December 2022, the Group announced the completion of the transaction. Vodafone was issued with 242 million shares in Vodacom and received cash proceeds of €577 million in exchange for its 55% shareholding in Vodafone Egypt. Following completion, Vodafone's shareholding in Vodacom has increased from 60.5% to 65.1%.

Notes to the consolidated financial statements (continued)

28. Commitments

A commitment is a contractual obligation to make a payment in the future, mainly in relation to agreements to buy assets such as mobile devices, network infrastructure and IT systems and leases that have not commenced. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier.

Capital commitments

The amounts below are the minimum amounts that we are committed to pay.

	Company and subsidiaries		Share of joint operations		Group	
	2023 €m	2022 €m	**2023 €m**	2022 €m	**2023 €m**	2022 €m
Contracts placed for future capital expenditure not provided in the financial statements[1]	3,507	4,388	–	140	3,507	4,527

Note:
1 Commitment includes contracts placed for property, plant and equipment and intangible assets.

Leases entered into by the Group but not commenced at 31 March 2023 are disclosed in note 20 'Leases'. Included in capital commitments is an amount of €114 million (2022: €331 million) relating to spectrum acquisition commitments in Vodacom.

In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser GmbH 'OXG', with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950 million to OXG for the deployment of fibre-to-the-home in Germany. The funding is expected to be contributed between 2023 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment so the funding may be for a lower value or contributed over a longer period of time. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders.

29. Contingent liabilities and legal proceedings

Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably.

	2023 €m	2022 €m
Performance bonds[1]	504	430
Other guarantees[2]	2,877	2,436

Notes:
1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements.
2 Other guarantees principally comprise Vodafone Group Plc's guarantee of the Group's 50% share of a US$3.5 billion loan facility (2022: US$3.5 billion loan facility), which forms part of the Group's overall joint venture investment in TPG Telecom Ltd. The Group's share of these loan balances is included in the net investment in joint venture (see note 12 'Investments in associates and joint arrangements'). Other guarantees also include a secondary pledge of INR42.5 billion (2022: INR42.5 billion) over shares owned by Vodafone Group in Indus Towers to the value of €476 million (2022: €504 million). See page 197. Certain ongoing tax litigations include guarantee arrangements, principally €267 million in relation to the Netherlands tax case (refer to legal proceedings section below).

29. Contingent liabilities and legal proceedings (continued)

UK pension schemes

The Group's main defined benefit plan is the Vodafone UK Group Pension Scheme ('Vodafone UK plan') which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 25 'Post employment benefits'.

The Group has covenanted to provide security in favour of both the Vodafone Section and CWW Section when they are in a deficit position. The deficit is measured on a prescribed basis agreed between the Group and trustee, which differs from the accounting basis reported in note 25 'Post employment benefits'. The Group provides surety bonds as the security.

The level of the security has varied since inception in line with the movement in the Vodafone UK plan deficit. Due to the improved funding position of the Plan the level of security has reduced over the year. As at 31 March 2023 the Vodafone UK plan retains security over €114 million (notional value) for the Vodafone Section and no security is currently required for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Vodafone UK plan for a combined value up to €1.42 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to €1.42 billion for the CWW Section.

An additional smaller UK defined benefit plan, the THUS Plc Group Scheme, has a guarantee from the Company for up to €114 million.

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited ('VIL') pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions.

The Group's potential exposure under this mechanism is capped at INR 64 billion (€719 million) following payments made under this mechanism from Vodafone to VIL, in the year ended 31 March 2021, totalling INR 19 billion (€235 million).

On 7 February 2023, VIL issued equity to the Government of India equivalent to INR 161 billion (€1.8 billion), representing the net present value of interest accrued on both deferred spectrum auction instalments and AGR dues pursuant to a relief package announced in September 2021 which is designed to improve the liquidity and financial health of the telecom sector. Wider reforms announced as part of the relief package include a four-year moratorium on spectrum and AGR payments and the option to convert payments due on spectrum and AGR payments to equity at the end of the moratorium period which VIL elected to accept in October 2021.

VIL remains in need of additional liquidity support from its lenders and intends to raise additional funding. There are significant uncertainties in relation to VIL's ability to make payments in relation to any remaining liabilities covered by the mechanism and no further cash payments are considered probable from the Group as at 31 March 2023. The carrying value of the Group's investment in VIL is €nil and the Group is recording no further share of losses in respect of VIL. The Group's potential exposure to liabilities within VIL is capped by the mechanism described above; consequently, contingent liabilities arising from litigation in India concerning operations of Vodafone India are not reported.

Indus Towers

VIL's ability to satisfy certain payment obligations under its Master Services Agreements with Indus Towers (the 'MSAs') is uncertain and depends on a number of factors including its ability to raise additional funding. Under the terms of the Indus and Bharti Infratel merger in November 2020, a security package was agreed for the benefit of the newly created merged entity, Indus Towers, which could be invoked in the event that VIL was unable to make MSA payments. The security package included the following elements:

- A cash prepayment of INR 24 billion (€279 million) by VIL to Indus Towers in respect of its undisputed payment obligations, due under the MSAs after the merger closing. The prepayment was fully utilised during the year to 31 March 2022;
- A primary pledge over 190.7 million shares owned by Vodafone Group in Indus Towers having a value of INR 47 billion (€544 million) as at 31 March 2021. These pledged shares were sold by the Group in the year ended 31 March 2022; the Group invested INR 33.7 billion (€393 million) of the proceeds by subscribing to newly issued VIL equity, which VIL immediately used to partially settle outstanding MSA obligations to Indus Towers resulting in an equivalent partial release of the primary pledge. On 14 February 2023, a similar transaction was undertaken with INR 4.4 billion (€49 million) remaining from the sale of the primary pledge shares, fully releasing the pledge.
- A secondary pledge over shares owned by Vodafone Group in Indus Towers, ranking behind Vodafone's existing lenders for the outstanding bank borrowings of €1.5 billion as at 31 March 2023 secured against Indian assets ('the bank borrowings'), with a maximum liability cap of INR 42.5 billion (€476 million). In the event of non-payment of relevant MSA obligations by VIL, Indus Towers would have recourse to any secondary pledged shares, after repayment of the bank borrowings in full, up to the value of the liability cap.

Notes to the consolidated financial statements (continued)

29. Contingent liabilities and legal proceedings (continued)

Legal Proceedings

The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations.

Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts.

In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.

The Group is not involved in any material proceedings in which any of the Group's Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group.

Indian tax cases

The Group has been challenging retrospective tax demands raised by the Indian tax authority under the Finance Act 2012 against Vodafone International Holdings BV ('VIHBV') relating to a transaction in 2007 whereby VIHBV acquired assets in India from Hutchison Telecommunications International Limited. Pursuant to a new scheme for resolving tax disputes introduced by legislation in August 2021, Vodafone and the Indian Government have reached a final agreement and the demands for outstanding tax (including interest and penalties) have been withdrawn in full.

Further background relating to this matter is provided in the Group's Annual Report for the financial year ended 31 March 2022.

VISPL tax claims

Vodafone India Services Private Ltd ('VISPL') is involved in a number of tax cases. The total value of the claims is approximately €471 million plus interest, and penalties of up to 300% of the principal.

Of the individual tax claims, the most significant is in the amount of approximately €239 million (plus interest of €628 million), which VISPL has been assessed as owing in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to an indemnity. A stay of the tax demand on a deposit of £20 million and a corporate guarantee by VIHBV for the balance of tax assessed are in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely.

While there is some uncertainty as to the outcome of the tax cases involving VISPL, the Group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases.

Netherlands tax case

Vodafone Europe BV ('VEBV') has received assessments totalling €267 million of tax and interest from the Dutch tax authorities, who are challenging the application of the arm's length principle in relation to various intra-group financing transactions. VEBV has appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023 and we are awaiting the decision which is currently expected in summer 2023. The Group has entered into a guarantee for the full value of the assessments issued.

The Group believes it has robust defences and does not consider it probable that there will be a financial outflow required to resolve the case.

Other cases in the Group

Germany: Kabel Deutschland takeover - class actions

The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone's takeover of Kabel Deutschland in 2013. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone's favour, rejecting all claims by minority shareholders. A number of shareholders appealed which was rejected by the court in December 2021. Several minority shareholders have filed a further appeal before the Federal Court of Justice. The appeal process is ongoing. While the outcome is uncertain, the Group believes it has valid defences and that the outcome of the appeal will be favourable to Vodafone.

Italy: Iliad v Vodafone Italy

In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021. On 17 April 2023, the Civil Court issued a judgement in Vodafone Italy's favour and rejected Iliad's claim for damages in full. Whether Iliad will appeal the judgement is unknown as of the date of this report.

The Group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement on appeal but while the outcome is uncertain, the Group believes it has valid defences and that it is probable that no present obligation exists.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Group Plc and certain directors and officers of Vodafone were withdrawn. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Athens Court of First Instance because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece's counter claim was also rejected. The Papistas claimants and Vodafone Greece have each filed appeals. The appeal hearings took place on 23 February and 11 May 2023 and we are waiting to receive the judgements.

The amount claimed in these lawsuits is substantial and, if the claimants are successful, the total potential liability could be material. However, we are continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.

UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators ('MNOs'), including Vodafone, and their parent companies in the English High Court. The administrators allege collusion between the MNOs to pull their business from Phones 4U, thereby causing its collapse. Vodafone and the other defendants filed their defences in April 2019 and the Administrators filed their replies in October 2019. Disclosure has taken place and witness statements were filed in December 2021. The judge has also ordered that there should be a split trial between liability and damages. The first trial on liability took place from May to July 2022. We are waiting to receive the judgement.

Taking into account all available evidence, the Group assesses it to be more likely than not that a present obligation does not exist and that the allegations of collusion are completely without merit; the Group is vigorously defending the claim. The value of the claim is not pleaded but we understand it to be the total value of the business, allegedly equivalent to approximately £1 billion with the addition of alleged exemplary damages. Vodafone's alleged share of the liability is also not pleaded. The Group is not able to estimate any possible loss in the event of an adverse judgment.

Notes to the consolidated financial statements (continued)

30. Related party transactions

The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 'Investments in associates and joint arrangements', note 25 'Post employment benefits' and note 23 'Directors and key management compensation').

Transactions with joint arrangements and associates

Related party transactions with the Group's joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below.

	2023 €m	2022 €m	2021 €m
Sales of goods and services to associates	20	20	14
Purchase of goods and services from associates	8	10	5
Sales of goods and services to joint arrangements	220	221	203
Purchase of goods and services from joint arrangements	263	298	109
Interest income receivable from joint arrangements[1]	52	48	65
Interest expense payable to joint arrangements[1]	33	52	56
Trade balances owed:			
by associates	7	8	
to associates	1	6	
by joint arrangements	170	139	
to joint arrangements	329	34	
Other balances owed by associates	–	80	
Other balances owed by joint arrangements[1]	980	1,080	
Other balances owed to joint arrangements[2]	5,628	1,561	

Notes:
1 Amounts arise primarily through VodafoneZiggo and Oak Holdings 1 GmbH. Interest is paid/received in line with market rates.
2 Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH (2022: INWIT S.p.A.).

On 22 March 2023, the Group completed the disposal of its interest in Vantage Towers A.G. to Oak Holdings 1 GmbH, the co-control partnership of Vodafone, GIP and KKR. Vodafone retained a non-controlling interest of 64.2% in Oak Holdings 1 GmbH, which owns 89.3% of Vantage Towers A.G. Oak Holdings 1 GmbH is a joint venture of the Group.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with Directors other than compensation

During the three years ended 31 March 2023 and as of 16 May 2023, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Group. During the three years ended 31 March 2023 and as of 16 May 2023, the Group has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

31. Related undertakings

A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below.

A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2023 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company's subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated. Summarised financial information is provided in respect of the Group's most significant joint arrangements and associates in note 12 'Investments in associates and joint arrangements'.

Subsidiaries

A subsidiary is an entity directly or indirectly controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company's returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder's share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Company name	% of share class held by Group Companies	Share Class
Albania		
Autostrada Tirane-Durres, Rruga: "Pavaresia", Nr 61, Kashar, Tirana,Albania		
Vodafone Albania Sh.A	99.94	Ordinary shares
Rruga "Ibrahim Rugova", Sky Tower, Kati i 5, Hyrja 2, Tiranë, 1000, Albania		
_VOIS Albania Shpk.	100.00	Ordinary shares
Australia		
Mills Oakley, Level 7, 151 Clarence Street, Sydney NSW 2000, Australia		
Vodafone Enterprise Australia Pty Limited	100.00	Ordinary shares
Austria		
c/o Stolitzka & Partner Rechtsanwälte OG, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria		
Vodafone Enterprise Austria GmbH	100.00	Ordinary shares
Bahrain		
RSM Bahrain, 3rd floor Falcon Tower, Diplomatic Area, Manama, PO BOX 11816, Bahrain		
Vodafone Enterprise Bahrain W.L.L.	100.00	Ordinary shares
Belgium		
Malta House, rue Archimède 25, 1000 Bruxelles, Belgium		
Vodafone Belgium SA/NV	100.00	Ordinary shares
Brazil		
Av José Rocha Bonfim, 214, Cond Praça Capital – Edifício Toronto, sls 228/229 13080-900 Jardim Santa Genebra – Campinas, São Paulo, Brazil		
Cobra do Brasil Serviços de Telemàtica ltda. (in process of dissolution)	70.00	Ordinary shares
Av. Paulista, 37 – 4º andar, Sala 427, Bela Vista, CEP, 01311-902, São Paulo, Brazil		
Vodafone Empresa Brasil Telecomunicações Ltda	100.00	Ordinary shares
Rua Boa Vista, No. 254, room 1304 (parte), Centro, São Paulo, 01014907, Brazil		
Vodafone Serviços Empresariais Brasil Ltda.	100.00	Ordinary shares

Company name	% of share class held by Group Companies	Share Class
Bulgaria		
10 Tsar Osvoboditel Blvd., 3rd Floor, Spredets Region, Sofia, 1000, Bulgaria		
Vodafone Enterprise Bulgaria EOOD	100.00	Ordinary shares
Canada		
c/o ARC Information Services Inc., 3-84 Castlebury Crescent, Toronto ON M2H 1W8, Canada		
Vodafone Canada Inc.	100.00	Common shares
Cayman Islands		
One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands		
CGP Investments (Holdings) Limited	100.00	Ordinary shares
China		
Building 21, 11, Kangdin5g St., BDA, Beijing, 100176 – China		
Vodafone Automotive Technologies (Beijing) Co, Ltd	100.00	Ordinary shares
Level 9, Tower 2, China Central Place, Room 941, No.79 Jianguo Road, Chaoyang District, Beijing, 100025, China		
Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. Beijing Branch[2]	100.00	Branch
Room 1603, 16th Floor, 1200 Pudong Avenue, Free Trade Zone, Shanghai, China		
Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd.	100.00	Ordinary shares
Congo, The Democratic Republic of the		
292 Avenue de La Justice, Commune de la Gombe, Kinshasa, The Democratic Republic of the Congo		
Vodacom Congo (RDC) SA[5]	33.20	Ordinary shares
Building Commimo II Ground Floor Right, 3157 Boulevard du 30 Juin, Commune de la Gombe, Kinshasa, DRC Congo, The Democratic Republic of the Congo		
Vodacash S.A[5]	33.20	Ordinary shares

Company name	% of share class held by Group Companies	Share Class
Cyprus		
Ali Rıza Efendi Caddesi No:33/A Ortaköy, Lefkoşa, Cyprus		
Vodafone Evde Operations Ltd	100.00	Ordinary shares
Vodafone Mobile Operations Limited	100.00	Ordinary shares
Czech Republic		
náměstí Junkových 2, Prague 5, 15500, Czech Republic		
Nadace Vodafone Česká Republika	100.00	Trustee
Oskar Mobil s.r.o.	100.00	Ordinary shares
Vodafone Czech Republic A.S.	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited – Czech Branch[2]	100.00	Branch
Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic		
Vantage Towers 2 s.r.o	100.00	Ordinary shares
Závišova Real Estate, s.r.o.	100.00	Ordinary shares
Denmark		
Tuborg Boulevard 12, 2900, Hellerup, Denmark		
Vodafone Enterprise Denmark A/S	100.00	Ordinary shares
Egypt		
37 Kasr El Nil St, 4th. Floor, Cairo, Egypt		
Starnet[5]	35.81	Ordinary shares
54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt		
Sarmady Communications[5]	35.82	Ordinary shares
Building no. 2109 "VHUB1", Smart Village, Cairo Alexandria, Egypt		
Vodafone International Services LLC[5]	100.00	Ordinary shares
Site No 15/3C, Central Axis, 6th October City, Egypt		
Vodafone Egypt Telecommunications S.A.E.[5]	35.82	Ordinary shares
Smart Village C3 Vodafo5ne Building, Egypt		
Vodafone Data[5]	35.81	Ordinary shares
Vodafone Building Zahraa EL Maadi, Building A, Service Area D, Maadi, Cairo, Egypt		
Vodafone For Trading[5]	35.78	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Finland

c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland		
Vodafone Enterprise Finland Oy	100.00	Ordinary shares

France

1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France		
Vodafone Automotive Telematics Development S.A.S	100.00	Ordinary shares
EuroPlaza Tour, 20, Avenue Andre Prothin, La Défense Cedex – France (149153), 92400, Courbevoie, France		
Vodafone Automotive France S.A.S	100.00	Ordinary shares
Vodafone Enterprise France SAS	100.00	New euro shares
Rue Champollion, 22300, Lannion, France		
Apollo Submarine Cable System Ltd – French Branch[2]	100.00	Branch

Germany

Altes Forsthaus 2, 67661, Kaiserslautern, Germany		
TKS Telepost Kabel-Service Kaiserslautern GmbH[3]	94.01	Ordinary shares
Betastraße 6-8, 85774 Unterföhring, Germany		
Kabel Deutschland Holding AG	94.01	Ordinary shares
Vodafone Customer Care GmbH[3]	94.01	Ordinary shares
Vodafone Deutschland GmbH	94.01	Ordinary shares
Buschurweg 4, 76870 Kandel, Germany		
Vodafone Automotive Deutschland GmbH	100.00	Ordinary shares
Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany		
Vodafone Enterprise Germany GmbH	100.00	Ordinary shares
Vodafone GmbH	100.00	Ordinary A shares, Ordinary B shares
Vodafone Group Services GmbH	100.00	Ordinary shares
Vodafone Institut für Gesellschaft und Kommunikation GmbH	100.00	Ordinary shares
Vodafone Stiftung Deutschland Gemeinnützige GmbH	100.00	Ordinary shares
Vodafone Vierte Verwaltungs AG	100.00	Ordinary shares
Vodafone West GmbH	100.00	Ordinary shares
Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany		
KABELCOM Braunschweig Gesellschaft Für Breitbandkabel-Kommunikation Mit Beschränkter Haftung[3]	94.01	Ordinary shares
Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany		
Grandcentrix GmbH	100.00	Ordinary shares
Nobelstrasse 55, 18059, Rostock, Germany		
"Urbana Teleunion" Rostock GmbH & Co.KG[3]	65.80	Ordinary shares
Seilerstrasse 18, 38440, Wolfsburg, Germany		
KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung[3]	94.01	Ordinary shares

Greece

12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece		
Vodafone Innovus S.A	99.87	Ordinary shares
1-3 Tzavella str, 152 31 Halandri, Athens, Greece		
Vodafone-Panafon Hellenic Teleco5mmunications Company S.A.	99.87	Ordinary shares
Pireos 163 & Ehelidon, Athens, 11854, Greece		
360 Connect S.A.	99.87	Ordinary shares

Guernsey

Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey		
FB Holdings Limited	100.00	Ordinary shares
Le Bunt Holdings Limited	100.00	Ordinary shares
Silver Stream Investments Limited	100.00	Ordinary shares
Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey		
VBA Holdings Limited[5]	65.10	Ordinary shares, Non-voting irredeemable non-cumulative preference shares
VBA International Limited[5]	65.10	Ordinary shares, Non-voting irredeemable non-cumulative preference shares

Hong Kong

Level 24, Dorset House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong		
Vodafone Enterprise Hong Kong Ltd	100.00	Ordinary shares

Hungary

40-44 Hungaria Krt., Budapest, H-1087, Hungary		
VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság	100.00	Registered ordinary shares

India

10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India		
Cable & Wireless Networks India Private Limited	100.00	Equity shares
Cable and Wireless (India) Limited – Branch[2]	100.00	Branch
Cable and Wireless Global (India) Private Limited	100.00	Equity shares
201-206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Mumbai, Maharashtra, Worli, 400018, India		
Omega Telecom Holdings Private Limited	100.00	Equity shares
Vodafone India Services Private Limited	100.00	Equity shares
Business@Mantri, Tower B, Wing no – B1 & B2, 3rd Floor, S. No. – 197, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India		
Vodafone Global Services Private Limited	100.00	Equity shares
E-47, Bankra Super Market, Bankra, Howrah, West Bengal, 711403, India		
Usha Martin Telematics Limited	100.00	Equity shares

Ireland

2nd Floor, Palmerston House, Fenian Street, DUBLIN 2, Ireland		
Vodafone International Financing Designated Activity Company	100.00	Ordinary shares
38/39 Fitzwilliam Square West, Dublin 2, D02 NX53, Ireland		
Vodafone Enterprise Global Limited	100.00	Ordinary shares
Vodafone Global Network Limited	100.00	Ordinary shares
Mountainview, Leopardstown, Dublin 18, Ireland		
VF Ireland Property Holdings Limited	100.00	Ordinary euro shares
Vodafone Group Services Ireland Limited	100.00	Ordinary shares
Vodafone Ireland Limited	100.00	Ordinary shares
Vodafone Ireland Marketing Limited	100.00	Ordinary shares
Vodafone Ireland Retail Limited	100.00	Ordinary shares

Italy

Piazzale Luigi Cadorna, 4, 20123, Milano, Italy		
Vodafone Global Enterprise (Italy) S.R.L.	100.00	Ordinary shares
SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy		
Vodafone Automotive Italia S.p.A	100.00	Ordinary shares
Via Astico 41, 21100 Varese, Italy		
Vodafone Automotive Electronic Systems S.r.L	100.00	Ordinary shares
Vodafone Automotive SpA	100.00	Ordinary shares
Vodafone Automotive Telematics Srl	100.00	Ordinary shares
Via Jervis 13, 10015, Ivrea (TO), Italy		
VEI S.r.l.	100.00	Partnership interest shares
Vodafone Italia S.p.A.	100.00	Ordinary shares
Via Lorenteggio 240, 20147, Milan, Italy		
Vodafone Enterprise Italy S.r.L	100.00	Euro shares
Vodafone Gestioni S.p.A.	100.00	Ordinary shares
Vodafone Servizi E Tecnologie S.R.L.	100.00	Equity shares
IVia per Carpi 26/B, 42015, Correggio (RE), Italy		
VND S.p.A.	100.00	Ordinary shares

Japan

KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha-City, Kanagawa, 222-0033, Japan		
Vodafone Automotive Japan KK	100.00	Ordinary shares
Marunouchi Trust Tower North 15F, 8-1, Marunouchi 1-chome, level 15, Chiyoda-ku, Tokyo, Japan		
Vodafone Enterprise U.K. – Japanese Branch[2]	100.00	Branch
Vodafone Global Enterprise (Japan) K.K.	100.00	Ordinary shares

Jersey

44 Esplanade, St Helier, JE4 9WG, Jersey		
Vodafone International 2 Limited	100.00	Ordinary shares

Kenya

6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya		
M-PESA Holding Co. Limited	100.00	Equity shares
Vodafone Kenya Limited[5]	69.46	Ordinary voting shares
The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya		
Vodacom Business (Kenya) Limited[5]	52.08	Ordinary shares

Korea, Republic of

ASEM Tower level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of		
Vodafone Enterprise Korea Limited	100.00	Ordinary shares

Lesotho

585 Mabile Road, Vodacom Park, Maseru, Lesotho, Lesotho		
Vodacom Lesotho (Pty) Limited[5]	52.08	Ordinary shares
VCL Financial Services (Pty) Ltd[5]	52.08	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg		
Tomorrow Street GP S.à r.l.	100.00	Ordinary shares
Vodafone Enterprise Global Businesses S.à r.l.	100.00	Ordinary shares
Vodafone Enterprise Luxembourg S.A.	100.00	Ordinary euro shares
Vodafone International 1 S.à r.l.	100.00	Ordinary shares
Vodafone International M S.à r.l.	100.00	Ordinary shares
Vodafone Investments Luxembourg S.à r.l.	100.00	Ordinary shares
Vodafone Luxembourg S.à r.l.	100.00	Ordinary shares
Vodafone Procurement Company S.à r.l.	100.00	Ordinary shares
Vodafone Roaming Services S.à r.l.	100.00	Ordinary shares
Vodafone Services Company S.à r.l.	100.00	Ordinary shares

Malaysia

Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia		
Vodafone Global Enterprise (Malaysia) Sdn Bhd	100.00	Ordinary shares

Malta

Portomaso Business Tower, Level 15B, St Julians, STJ 4011, Malta		
Vodafone Holdings Limited	100.00	'A' Ordinary shares, 'B' Ordinary shares
Vodafone Insurance Limited	100.00	'A' Ordinary shares, 'B' Ordinary shares

Mauritius

10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius, Mauritius		
Mobile Wallet VM1[5]	65.10	Ordinary shares
Mobile Wallet VM2[5]	65.10	Ordinary shares
VBA (Mauritius) Limited[5]	65.10	Ordinary shares, Redeemable preference shares
Vodacom International Limited[5]	65.10	Ordinary shares, Non-Cumulative preference shares
Fifth Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius		
Al-Amin Investments Limited	100.00	Ordinary shares
Array Holdings Limited	100.00	Ordinary shares
Asian Telecommunication Investments (Mauritius) Limited	100.00	Ordinary shares
CCII (Mauritius), Inc.	100.00	Ordinary shares
CGP India Investments Ltd.	100.00	Ordinary shares
Euro Pacific Securities Ltd.	100.00	Ordinary shares
Mobilvest	100.00	Ordinary shares
Prime Metals Ltd.	100.00	Ordinary shares
Trans Crystal Ltd.	100.00	Ordinary shares
Vodafone Mauritius Ltd.	100.00	Ordinary shares
Vodafone Telecommunications (India) Limited	100.00	Ordinary shares
Vodafone Tele-Services (India) Holdings Limited	100.00	Ordinary shares

Mexico

Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico		
Vodafone Empresa México S.de R.L. de C.V.	100.00	Corporate certificate series A shares, Corporate certificate series B shares

Mozambique

Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique		
Vodacom Moçambique, SA[5]	55.33	Ordinary shares
Vodafone M-Pesa, S.A[5]	55.33	Ordinary shares

Netherlands

Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands		
Vodafone Enterprise Netherlands B.V.	100.00	Ordinary shares
Vodafone Europe B.V.	100.00	Ordinary shares
Vodafone International Holdings B.V.	100.00	Ordinary shares
Vodafone Panafon International Holdings B.V.	99.87	Ordinary shares
Zuid-hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands		
IoT. nxt USA BV[5]	42.31	Ordinary shares
IOT.NXT B.V.[5]	42.31	Ordinary shares
IoT.nxt Europe BV[5]	42.31	Ordinary shares

New Zealand

74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand		
Vodafone Enterprise Hong Kong Limited – New Zealand Branch[2]	100.00	Branch

Norway

c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway		
Vodafone Enterprise Norway AS	100.00	Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom		
Vodafone Limited – Norway Branch[2]	100.00	Branch

Oman

Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman		
Vodafone Services LLC	100.00	Shares

Poland

ul. Towarowa 28, 00-839, Warsaw, Poland		
Vodafone Business Poland sp. z o.o.	100.00	Ordinary shares

Portugal

Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal		
Oni Way – Infocomunicacoes, S.A	100.00	Ordinary shares
Vodafone Enterprise Spain, S.L.U. – Portugal Branch[2]	100.00	Branch
Vodafone Portugal – Comunicacoes Pessoais, S.A.	100.00	Ordinary shares
Vodafone Solutions, Unipessoal LDA	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Romania

1 A Constantin Ghercu Street, 10th Floor, 6th District, Bucharest, Romania		
UPC Services S.R.L. (in liquidation)	100.00	Ordinary shares
18 Diligenței Steet, 1st floor, Building C1, Ploiesti, Prahova County, Romania		
Evotracking SRL	100.00	Ordinary shares
201 Barbu Vacarescu Street, 5th floor, 2nd District, Bucharest, Romania		
Vodafone External Services SRL	100.00	Ordinary shares
Vodafone Foundation	100.00	Sole member
201 Barbu Vacarescu, 4th floor, 2nd District, Bucharest, Romania		
Vodafone Romania S.A	100.00	Ordinary shares
62 D Nordului Street, District 1, Bucharest, Romania		
UPC Foundation	100.00	Sole member
Oltenitei Street no. 2, City Offices Building, 3rd Floor, Bucharest 4th District, Romania		
Vodafone România Technologies SRL	100.00	Ordinary shares
Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, Bucharest, Romania		
Vodafone România M – Payments SRL	100.00	Ordinary shares

Russian Federation

Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation		
Cable & Wireless CIS Svyaz LLC	100.00	Charter capital shares

Serbia

Vladimira Popovića 38-40, New Belgrade, 11070, Serbia		
Vodafone Enterprise Equipment Limited Ogranak u Beogradu – Serbia Branch[2]	100.00	Branch

Singapore

Asia Square Tower 2, 12 Marina View, #17-01, 018961, Singapore		
Vodafone Enterprise Singapore Pte.Ltd	100.00	Ordinary shares

Slovakia

Karadžičova 2, mestská časť Staré mesto, Bratislava, 811 09, Slovakia		
Vodafone Global Network Limited – Slovakia Branch[2]	100.00	Branch
Prievozská 6, Bratislava, 821 09, Slovakia		
Vodafone Czech Republic A.S. – Slovakia Branch[2]	100.00	Branch

South Africa

9 Kinross Street, Germiston South, 1401, South Africa		
Vodafone Holdings (SA) Proprietary Limited	100.00	Ordinary shares
Vodafone Investments (SA) Proprietary Limited	100.00	Ordinary A shares, "B" Ordinary no par value shares
Bylsbridge Office Park, Building 14m Block C, 1st Floor, Alexandra Road, Centurion, Highveld Ext 73, 0046, South Africa		
IoT.nxt (Pty) Limited[5]	42.31	Ordinary shares
IoT.nxt Development (Pty) Limited[5]	42.31	Ordinary shares
10T Holdings Proprietary Limited[5]	42.31	Ordinary shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa		
Jupicol (Proprietary) Limited[5]	45.57	Ordinary shares
Storage Technology Services (Pty) Limited[5]	33.20	Ordinary shares
Infinity Services Partner Company[5]	65.10	Ordinary shares
Mezzanine Ware (RF) Proprietary Limited[5]	58.59	Ordinary shares
Motifprops 1 (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom (Pty) Limited[5]	65.10	Ordinary shares, Ordinary A shares
Vodacom Business Africa Group (Pty) Limited[5]	65.10	Ordinary shares
Vodacom Business Africa SA (Pty) Limited[5]	65.10	Ordinary shares
Vodacom Financial Services (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Group Limited	65.10	Ordinary shares
Vodacom Insurance Administration Company (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Insurance Company (RF) Limited[5]	65.10	Ordinary shares
Vodacom International Holdings (Pty) Limited[5]	65.10	Ordinary shares
Vodacom Life Assurance Company (RF) Limited[5]	65.10	Ordinary shares
Vodacom Payment Services (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Properties No 1 (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Properties No.2 (Pty) Limited[5]	65.10	Ordinary shares
Vodacom Tower Company Proprietary Limited[5]	65.10	Ordinary shares
Wheatfields Investments 276 (Proprietary) Limited[5]	65.10	Ordinary shares
XLink Communications (Proprietary) Limited[5]	65.10	Ordinary A shares

Spain

Antracita, 7 – 28045, Madrid, Spain		
Vodafone Automotive Iberia S.L.	100.00	Ordinary shares
Avenida de América 115, 28042, Madrid, Spain		
Vodafone Energía, S.L.	100.00	Ordinary shares
Vodafone Enterprise Spain SLU	100.00	Ordinary euro shares
Vodafone España, S.A.U.	100.00	Ordinary shares
Vodafone Holdings Europe, S.L.U.	100.00	Ordinary shares
Vodafone ONO, S.A.U.	100.00	Ordinary shares
Vodafone Servicios, S.L.U.	100.00	Ordinary shares
Torre Norte Adif, Explanada de la Estación no 7, 29002, Málaga, Spain		
Vodafone Intelligent Solutions España, S.L.U.	100.00	Ordinary shares

Sweden

c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden		
Vodafone Enterprise Sweden AB	100.00	Ordinary shares, Shareholder's contribution shares

Switzerland

Schiffbaustrasse 2, 8005, Zurich, Switzerland		
Vodafone Enterprise Switzerland AG	100.00	Ordinary shares

Taiwan

22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan		
Vodafone Global Enterprise Taiwan Limited	100.00	Ordinary shares

Tanzania, United Republic of

15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of		
M-Pesa Limited[5]	48.82	Ordinary A shares, Ordinary B shares
Shared Networks Tanzania Limited[5]	48.82	Ordinary shares
Vodacom Tanzania Public Limited Company[5]	48.82	Ordinary shares
3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of		
Gateway Communications Tanzania Limited[5]	64.45	Ordinary shares

Thailand

725 Metropolis Building, 20th floor, Unit 100, Sukhumvit Road, Klongton Nua Sub-district, Watthana District, Bangkok, 10110, Thailand		
Vodafone Business Siam Co., Ltd.	100.00	Ordinary shares

Turkey

Büyükdere Caddesi, No:251, Maslak, Şişli / İstanbul, 34398, Turkey		
Vodafone Bilgi Ve Iletisim Hizmetleri AS	100.00	Registered shares
Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Dijital Yayincilik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Holding A.S.	100.00	Registered shares
Vodafone Kule ve Altyapi Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Mall Ve Elektronik Hizmetler Ticaret AS	100.00	Ordinary shares
Vodafone Medya Icerik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Net İletişim Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Telekomunikasyon A.S	100.00	Registered shares
İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey		
Vodafone Teknoloji Hizmetleri A.S.	100.00	Registered shares
Maslak Mah. AOS 55 Sk. 42 Maslak Sit. B Blok Apt. No: 4/663, Sarıyer Istanbul, Turkey		
Vodafone Sigorta Aracilik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S.	100.00	Registered shares
Vodafone Finansman A.S.	100.00	Ordinary shares
Maslak Mah. Büyükdere Cad. Büyükdere No: 251, Sarıyer, Istanbul, 34453, Turkey		
VOIS Turkey Akilli Çözümler Limited Şirket	100.00	Ordinary shares

Ukraine

Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine		
LLC Vodafone Enterprise Ukraine	100.00	Ordinary shares

United Arab Emirates

16-SD 129, Ground Floor, Building 16-Co Work, Dubai Internet City, United Arab Emirates		
Vodacom Fintech Services FZ-LLC[5]	65.10	Ordinary shares
Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates		
Vodafone Enterprise Europe (UK) Limited – Dubai Branch[2]	100.00	Branch

United Kingdom

11 Staple Inn Building, London, WC1V 7QH, United Kingdom		
Vodacom Business Africa Group Services Limited[5]	65.10	Ordinary shares, Preference shares
Vodacom Investments Company Proprietary Limited[5]	65.10	Ordinary shares
Vodacom UK Limited[5]	65.10	Ordinary shares, Ordinary B shares, Non-redeemable ordinary A shares, Non-redeemable preference shares
1-2 Berkeley Square, 99 Berkeley Street, Glasgow, G3 7HR, Scotland		
Thus Group Holdings Limited	100.00	Ordinary shares
Thus Group Limited	100.00	Ordinary shares
Thus Profit Sharing Trustees Limited	100.00	Ordinary shares
3 More London, Riverside, London, SE1 2AQ, United Kingdom		
IoT Nxt UK Limited	42.31	Ordinary shares
784 Upper Newtownards Road, Belfast, BT16 1UD, United Kingdom		
Vodafone (NI) Limited	100.00	Ordinary shares
Edinburgh House, 4 North St. Andrew Street, Edinburgh, EH2 1HJ, United Kingdom		
Pinnacle Cellular Group Limited	100.00	Ordinary shares
Pinnacle Cellular Limited	100.00	Ordinary shares
Vodafone (Scotland) Limited	100.00	Ordinary shares
One Kingdom Street, London, W2 6BY, United Kingdom		
DABCo Limited	100.00	Ordinary shares
Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland		
Energis (Ireland) Limited	100.00	A Ordinary shares, B Ordinary shares, C Ordinary shares, D Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom		
Apollo Submarine Cable System Limited	100.00	Ordinary shares
Bluefish Communications Limited	100.00	Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares
Cable & Wireless Aspac Holdings Limited	100.00	Ordinary shares
Cable & Wireless CIS Services Limited	100.00	Ordinary shares
Cable & Wireless Communications Data Network Services Limited	100.00	'A' Ordinary shares, 'B' Ordinary shares
Cable & Wireless Europe Holdings Limited	100.00	Ordinary shares
Cable & Wireless Global Telecommunication Services Limited	100.00	Ordinary shares
Cable & Wireless UK Holdings Limited	100.00	Ordinary shares
Cable & Wireless Worldwide Limited	100.00	Ordinary shares
Cable & Wireless Worldwide Voice Messaging Limited	100.00	Ordinary shares
Cable and Wireless (India) Limited	100.00	Ordinary shares
Cable and Wireless Nominee Limited	100.00	Ordinary shares
Central Communications Group Limited	100.00	Ordinary Shares, Ordinary A shares
Energis Communications Limited	100.00	Ordinary shares
Energis Squared Limited	100.00	Ordinary shares
London Hydraulic Power Company (The)	100.00	Ordinary shares, 5% Non-Cumulative preference shares
MetroHoldings Limited	100.00	Ordinary shares
Navtrak Ltd	100.00	Ordinary shares
Project Telecom Holdings Limited	100.00	Ordinary shares
Rian Mobile Limited	100.00	Ordinary shares
Talkmobile Limited	100.00	Ordinary shares
The Eastern Leasing Company Limited	100.00	Ordinary shares
Thus Limited	100.00	Ordinary shares
Vizzavi Limited	100.00	Ordinary shares
Voda Limited	100.00	Ordinary shares
Vodafone (New Zealand) Hedging Limited	100.00	Ordinary shares
Vodafone 2.	100.00	Ordinary shares
Vodafone 4 UK	100.00	Ordinary shares
Vodafone 5 Limited	100.00	Ordinary shares
Vodafone 5 UK	100.00	Ordinary shares
Vodafone 6 UK	100.00	Ordinary shares
Vodafone Americas 4	100.00	Ordinary shares
Vodafone Automotive UK Limited	100.00	Ordinary shares
Vodafone Benelux Limited	100.00	Ordinary shares
Vodafone Cellular Limited[1]	100.00	Ordinary shares
Vodafone Consolidated Holdings Limited	100.00	Ordinary shares
Vodafone Corporate Limited	100.00	Ordinary shares
Vodafone Corporate Secretaries Limited	100.00	Ordinary shares
Vodafone DC Pension Trustee Company Limited	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Vodafone Distribution Holdings Limited	100.00	Ordinary shares
Vodafone Enterprise Corporate Secretaries Limited	100.00	Ordinary shares
Vodafone Enterprise Equipment Limited	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited	100.00	Ordinary shares
Vodafone Enterprise U.K.	100.00	Ordinary shares
Vodafone Euro Hedging Limited	100.00	Ordinary shares
Vodafone Euro Hedging Two Limited	100.00	Ordinary shares
Vodafone Europe UK	100.00	Ordinary shares
Vodafone European Investments[1]	100.00	Ordinary shares
Vodafone European Portal Limited[1]	100.00	Ordinary shares
Vodafone Finance Limited[1]	100.00	Ordinary shares
Vodafone Finance Luxembourg Limited	100.00	Ordinary shares
Vodafone Finance Management	100.00	Ordinary shares
Vodafone Finance UK Limited	100.00	Ordinary shares
Vodafone Financial Operations	100.00	Ordinary shares
Vodafone Global Content Services Limited	100.00	Ordinary shares, 5% Fixed rate non-voting preference shares
Vodafone Global Enterprise Limited	100.00	Ordinary shares, Deferred shares, B deferred shares
Vodafone Group (Directors) Trustee Limited[1]	100.00	Ordinary shares
Vodafone Group Pension Trustee Limited[1]	100.00	Ordinary shares
Vodafone Group Services Limited	100.00	Ordinary shares, deferred shares
Vodafone Group Services No.2 Limited[1]	100.00	Ordinary shares
Vodafone Group Share Trustee Limited[1]	100.00	Ordinary shares
Vodafone Holdings Luxembourg Limited	100.00	Ordinary shares
Vodafone Intermediate Enterprises Limited	100.00	Ordinary shares
Vodafone International 2 Limited – UK Branch[2]	100.00	Branch
Vodafone International Holdings Limited	100.00	Ordinary shares
Vodafone International Operations Limited	100.00	Ordinary shares
Vodafone Investment UK	100.00	Ordinary shares
Vodafone Investments Australia Limited	100.00	Ordinary shares
Vodafone Investments Limited[1]	100.00	Ordinary shares, Zero coupon redeemable preference shares
Vodafone IP Licensing Limited[1]	100.00	Ordinary shares
Vodafone Limited	100.00	Ordinary shares
Vodafone Marketing UK	100.00	Ordinary shares
Vodafone Mobile Communications Limited	100.00	Ordinary shares
Vodafone Mobile Enterprises Limited	100.00	Ordinary shares
Vodafone Mobile Network Limited	100.00	Ordinary shares
Vodafone Nominees Limited[1]	100.00	Ordinary shares
Vodafone Oceania Limited	100.00	Ordinary shares
Vodafone Overseas Finance Limited	100.00	Ordinary shares
Vodafone Overseas Holdings Limited	100.00	Ordinary shares
Vodafone Panafon UK	99.87	Ordinary shares
Vodafone Partner Services Limited	100.00	Ordinary shares, Redeemable preference shares
Vodafone Retail (Holdings) Limited	100.00	Ordinary shares
Vodafone Sales & Services Limited	100.00	Ordinary shares
Vodafone UK Foundation	100.00	Sole member
Vodafone UK Limited[1]	100.00	Ordinary shares
Vodafone Ventures Limited[1]	100.00	Ordinary shares
Vodafone Worldwide Holdings Limited	100.00	Ordinary shares, Cumulative preference shares
Vodafone Yen Finance Limited	100.00	Ordinary shares
Vodafone-Central Limited	100.00	Ordinary shares
Vodaphone Limited	100.00	Ordinary shares
Vodata Limited	100.00	Ordinary shares
Your Communications Group Limited	100.00	B Ordinary shares, Redeemable preference shares

United States

1209 Orange Street, Wilmington DE 19801, United States		
IoT nxt USA Inc[5]	42.31	Common stock
1450 Broadway, Fl 11, Suite 104, New York NY 10018, United States		
Cable & Wireless Americas Systems, Inc.	100.00	Common stock shares
Vodafone Americas Virginia Inc.	100.00	Common stock shares
Vodafone US Inc.	100.00	Common stock shares, Ordinary shares
1615 Platte Street, Suite 02-115, Denver CO 80202, United States		
Vodafone Americas Foundation	100.00	Trustee

Associated undertakings and joint arrangements

Australia

Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia		
3.6 GHz Spectrum Pty Ltd	25.05	Ordinary shares
AAPT Limited	25.05	Ordinary shares
ACN 088 889 230 Pty Ltd	25.05	Ordinary shares
ACN 139 798 404 Pty Ltd	25.05	Ordinary shares
Adam Internet Holdings Pty Ltd	25.05	Ordinary shares
Adam Internet Pty Ltd	25.05	A shares, B shares, Ordinary shares
Agile Pty Ltd	25.05	Ordinary shares
AlchemyIT Pty Ltd	25.05	Ordinary shares
Chariot Pty Ltd	25.05	Ordinary shares
Chime Communications Pty Ltd	25.05	Ordinary shares
Connect West Pty Ltd	25.05	Ordinary shares
Destra Communications Pty Ltd	25.05	Ordinary shares
Digiplus Contracts Pty Ltd	25.05	Ordinary shares
Digiplus Holdings Pty Ltd	25.05	Ordinary shares
Digiplus Investments Pty Ltd	25.05	Ordinary shares
Digiplus Pty Ltd	25.05	Ordinary shares
H3GA Properties (No.3) Pty Limited	25.05	Ordinary shares
iiNet Labs Pty Ltd	25.05	Ordinary shares
iiNet Limited	25.05	Ordinary shares
Internode Pty Ltd	25.05	Ordinary shares, Class B shares
IntraPower Pty Limited	25.05	Ordinary shares
Intrapower Terrestrial Pty Ltd	25.05	Ordinary shares
IP Group Pty Ltd	25.05	Ordinary shares
IP Services Xchange Pty Ltd	25.05	A shares, B shares
Kooee Communications Pty Ltd	25.05	Ordinary shares
Kooee Mobile Pty Ltd	25.05	Ordinary shares
Mercury Connect Pty Ltd	25.05	Ordinary shares, E class shares
Mobile JV Pty Limited	25.05	Ordinary shares
Mobileworld Communications Pty Limited	25.05	Ordinary shares
Mobileworld Operating Pty Ltd	25.05	Ordinary shares
Netspace Online Systems Pty Ltd	25.05	Ordinary shares
Numillar IPS Pty Ltd	25.05	Ordinary shares
PIPE International (Australia) Pty Ltd	25.05	Ordinary shares
PIPE Networks Pty Limited	25.05	Ordinary shares
PIPE Transmission Pty Limited	25.05	Ordinary shares
PowerTel Limited	25.05	Ordinary shares
Request Broadband Pty Ltd	25.05	Ordinary shares
Soul Communications Pty Ltd	25.05	Ordinary shares
Soul Contracts Pty Ltd	25.05	Ordinary shares
Soul Pattinson Telecommunications Pty Ltd	25.05	Ordinary shares
SPT Telecommunications Pty Ltd	25.05	Ordinary shares
SPTCom Pty Ltd	25.05	Ordinary shares
Telecom Enterprises Australia Pty Limited	25.05	Ordinary shares
Telecom New Zealand Australia Pty Ltd	25.05	Ordinary shares, Redeemable preference shares
TPG Corporation Limited	25.05	Ordinary shares
TPG Energy Pty Ltd	25.05	Ordinary shares
TPG Finance Pty Limited	25.05	Ordinary shares
TPG Holdings Pty Ltd	25.05	Ordinary shares
TPG Internet Pty Ltd	25.05	Ordinary shares
TPG JV Company Pty Ltd	25.05	Ordinary shares
TPG Network Pty Ltd	25.05	Ordinary shares
TPG Telecom Limited	25.05	Ordinary shares
TransACT Capital Communications Pty Ltd	25.05	Ordinary shares
TransACT Communications Pty Ltd	25.05	Ordinary shares
TransACT Victoria Communications Pty Ltd	25.05	Ordinary shares
TransACT Victoria Holdings Pty Ltd	25.05	Ordinary shares
Trusted Cloud Pty Ltd	25.05	Ordinary shares
Trusted Cloud Solutions Pty Ltd	25.05	Ordinary shares
Value Added Network Pty Ltd	25.05	Ordinary shares
Vision Network Pty Limited	25.05	Ordinary shares
Vodafone Australia Pty Limited	25.05	Ordinary shares, Class B shares, Redeemable preference shares
Vodafone Foundation Australia Pty Limited	25.05	Ordinary shares
Vodafone Hutchison Receivables Pty Limited	25.05	Ordinary shares
Vodafone Hutchison Spectrum Pty Limited	25.05	Ordinary shares
Vodafone Network Pty Limited	25.05	Ordinary shares
Vodafone Pty Limited	25.05	Ordinary shares
VtalkVoip Pty Ltd	25.05	Ordinary shares
Westnet Pty Ltd	25.05	Ordinary shares

Belgium

Space Court of Justice, Rue aux Laines 70, 1000 Brussels, Belgium		
Utiq S.A	25.00	Ordinary shares

Bermuda

Clarendon House, 2 Church St, Hamilton, HM11, Bermuda		
PPC 1 Limited	25.05	Ordinary shares

Czech Republic

Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic		
Vantage Towers s.r.o.[4]	57.30	Ordinary shares
U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic		
COOP Mobil s.r.o.	33.33	Ordinary shares

Egypt

23 Kasr El Nil St, Cairo, 11211, Egypt		
Wataneya Telecommunications S.A.E	50.00	Ordinary shares

Ethiopia

Addis Ababa, Kirkos Sub City, Woreda 01, Addis Ababa, Ethiopia		
Safaricom Telecommunications Ethiopia Private Limited Company[5]	19.48	Ordinary shares

Germany

38 Berliner Allee, 40212, Düsseldorf, Germany		
MNP Deutschland Gesellschaft bürgerlichen Rechts	33.33	Partnership share
Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany		
Oak Holdings 1 GmbH	64.20	Ordinary shares
Oak Holdings 2 GmbH	64.20	Ordinary shares
Oak Holdings GmbH	64.20	Ordinary shares
OXG Glasfaser Beteiligungs-GmbH	50.00	Ordinary shares
OXG Glasfaser GmbH	50.00	Ordinary shares
Nobelstrasse 55, 18059, Rostock, Germany		
Verwaltung "Urbana Teleunion" Rostock GmbH[3]	47.00	Ordinary shares
Prinzenallee 11-13, 40549, Düsseldorf, Germany		
Vantage Towers AG	57.30	Ordinary shares
Vantage Towers Erste Verwaltungsgesellschaft mbH[4]	57.30	Ordinary shares
Vantage Towers Zweite Verwaltungsgesellschaft mbH[4]	57.30	Ordinary shares

Greece

2 Adrianeiou str, Athens, 11525, Greece		
Vantage Towers Single Member Societe Anonyme[4]	57.30	Ordinary shares
43-45 Valtetsiou Str., Athens, Greece		
Safenet N.P.A.	24.97	Ordinary shares
56 Kifisias Avenue & Delfwn, Marousi, 151 25, Greece		
Tilegnous IKE	33.29	Ordinary shares
Marathonos Ave 18 km & Pylou, Pallini, Attica, Pallini, Attica, 15351, Greece		
Victus Networks S.A.	49.94	Ordinary shares

Hungary

Boldizsár utca 2, Budapest, 1112, Hungary		
Vantage Towers Zártkörűen Működő Részvénytársaság[4]	57.30	Ordinary shares

India

10th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India		
Vodafone Foundation[6]	31.81	Ordinary shares
Vodafone Idea Shared Services Limited[6]	32.29	Ordinary shares
Vodafone Idea Technology Solutions Limited[6]	32.29	Ordinary shares
Vodafone m-pesa Limited[6]	32.29	Ordinary shares
You Broadband India Limited[6]	32.29	Equity shares
A-19, Mohan Co-operative Industrial Estate, Mathura Road, New Delhi, Delhi, 110044, India		
FireFly Networks Limited[6]	24.16	Ordinary shares
Building No.10, Tower-A, 4th Floor, DLF Cyber City, Gurugram, Haryana, 122002, India		
Indus Towers Limited	21.05	Ordinary shares
Suman Tower, Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India		
Vodafone Idea Limited	32.29	Equity shares
Vodafone Idea Manpower Services Limited[6]	31.91	Ordinary shares
Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India		
Vodafone Idea Business Services Limited[6]	32.29	Ordinary shares
Vodafone Idea Communication Systems Limited[6]	32.29	Ordinary shares
Vodafone Idea Telecom Infrastructure Limited[6]	32.29	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Ireland

Mountainview, Leopardstown, Dublin 18, Ireland		
Vantage Towers Limited[4]	57.30	Ordinary shares
The Herbert Building, The Park, Carrickmines, Dublin, Ireland		
Siro DAC	50.00	Ordinary shares
Siro JV Holdco Limited	50.00	Ordinary B shares

Italy

Via Gaetana Negri 1, 20123, Milano, Italy		
Infrastrutture Wireless Italiana S.p.A.	19.01	Ordinary shares

Kenya

LR No. 13263 Safaricom House, PO Box 66827, 00800, Nairobi, Kenya		
Safaricom PLC	27.74	Ordinary shares
Safaricom House, Waiyaki Way Westlands, Nairobi, Kenya		
M-PESA Africa Limited[5]	46.42	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg		
Tomorrow Street SCA	50.00	Ordinary B shares, Ordinary C shares

Netherlands

Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands		
Vodafone Libertel B.V.	50.00	Ordinary shares
Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands		
Amsterdamse Beheer- en Consultingmaatschappij B.V.	50.00	Ordinary shares
Esprit Telecom B.V.	50.00	Ordinary shares
FinCo Partner 1 B.V.	50.00	Ordinary shares
LGE HoldCo V B.V.	50.00	Ordinary shares
LGE HoldCo VI B.V.	50.00	Ordinary shares
LGE Holdco VII B.V.	50.00	Ordinary shares
LGE HoldCo VIII B.V.	50.00	Ordinary shares
Vodafone Financial Services B.V.	50.00	Ordinary shares
Vodafone Nederland Holding I B.V.	50.00	Ordinary shares
Vodafone Nederland Holding II B.V.	50.00	Ordinary shares
VodafoneZiggo Employment B.V.	50.00	Ordinary shares
VodafoneZiggo Group B.V.	50.00	Ordinary shares
VodafoneZiggo Group Holding B.V.	50.00	Ordinary shares
VZ Financing I B.V.	50.00	Ordinary shares
VZ Financing II B.V.	50.00	Ordinary shares
VZ FinCo B.V.	50.00	Ordinary shares
VZ PropCo B.V.	50.00	Ordinary shares
VZ Secured Financing B.V.	50.00	Ordinary shares
XB Facilities B.V.	50.00	Ordinary shares
Ziggo B.V.	50.00	Ordinary shares
Ziggo Deelnemingen B.V.	50.00	Ordinary shares
Ziggo Finance 2 B.V.	50.00	Ordinary shares
Ziggo Netwerk II B.V.	50.00	Ordinary shares
Ziggo Real Estate B.V.	50.00	Ordinary shares
Ziggo Services B.V.	50.00	Ordinary shares
Ziggo Services Employment B.V.	50.00	Ordinary shares
Ziggo Services Netwerk 2 B.V.	50.00	Ordinary shares
Ziggo Zakelijk Services B.V.	50.00	Ordinary shares
Zoranet Connectivity Services B.V.	50.00	Ordinary shares
ZUM B.V.	50.00	Ordinary shares
Media Parkboulevard 2, 1217 WE Hilversum, Netherlands		
Liberty Global Content Netherlands B.V.	50.00	Ordinary shares
Rivium Quadrant 175, 2909 LC, Capelle aan den IJssel, Netherlands		
Central Tower Holding Company B.V.[4]	57.30	Ordinary shares
Winschoterdiep 60, 9723 AB Groningen, Netherlands		
Zesko B.V.	50.00	Ordinary shares
Ziggo Bond Company B.V.	50.00	Ordinary shares
Ziggo Netwerk B.V.	50.00	Ordinary shares

New Zealand

Tompkins Wake, Level 11, 41 Shortland Street, Auckland, 1010, New Zealand		
iiNet (New Zealand) AKL Limited	25.05	Ordinary shares

Philippines

22F Robinson Equitable Tower, ADB Ave, Corner Povega St, Ortigas Center, Pasig City, Philippines		
Orchid Cybertech Services Inc	25.05	Ordinary shares

Portugal

Edif. Arquiparque VII, R Dr António Loureiro Borges, 7, 3.º, 1495-131 ALGÉS, Algés, Oeiras, Portugal		
Vantage Towers, S.A.[4]	57.30	Ordinary shares
Espaço Sete Rios, LEAP Rua de Campolide, 351, 0.05, 1070-034, Lisboa, Portugal		
Dual Grid – Gestão de Redes Partilhadas, S.A.	50.00	Ordinary shares
Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal		
Sport TV Portgugal, S.A.	25.00	Nominative shares

Romania

Calea Floreasca no. 169A, 3rd floor, District 1, Bucharest, România, Romania		
Vantage Towers S.R.L.[4]	57.30	Ordinary shares
Floor 3, Module 2, Connected buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania		
Netgrid Telecom SRL	50.00	Ordinary shares

Russian Federation

Building 3, 11, Promyshlennaya Street, Moscow, 115 516, Russian Federation		
Autoconnex Limited	35.00	Ordinary shares

South Africa

76 Maude Street, Sandton, Johannesberg, 2196, South Africa		
Waterberg Lodge (Proprietary) Limited[5]	32.55	Ordinary shares
Building 13, Ground Floor, East Thornhill Office Park, 94 Bekker Road, Vorna Valley X67 1685, South Africa		
Number Portability Company (Pty) Ltd[5]	12.10	Ordinary shares
Celtis Plaza North, 1085 Schoeman Street, Hatfield, Pretoria, 0028, South Africa		
Afri G I S (Pty) Ltd[5]	21.16	Ordinary shares
Rigel Office Park Block A, No 446 Rigel Avenue South, Erasmu, South Africa		
Canard Spatial Technologies Proprietary Limited[5]	21.16	Ordinary shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa		
M-Pesa S.A (Proprietary) Limited[5]	46.42	Ordinary shares

Spain

Calle San Severo 22, 28042, Madrid, Spain, Spain		
Vantage Towers, S.L.U.[4]	57.30	Ordinary shares

Tanzania, United Republic of

Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of		
Vodacom Trust Limited[5]	48.82	Ordinary A shares, Ordinary B shares

Turkey

Çifte Havuzlar Mah Eski Londra Asfaltı Cad No: 151/1E/301, Esenler, Istanbul, Turkey		
FGS Bilgi Islem Urunler Sanayi ve Ticaret AS	50.00	Ordinary shares

United Kingdom

24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom		
Digital Mobile Spectrum Limited	25.00	Ordinary shares
3 More London Riverside, London, SE1 2AQ, United Kingdom		
VodaFamily Ethiopia Holding Company Limited[5]	31.47	Ordinary shares
Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom		
Cable & Wireless Trade Mark Management Limited	50.00	Ordinary B shares
Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom		
Cornerstone Telecommunications Infrastructure Limited[5]	28.65	Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom		
Vodafone Hutchison (Australia) Holdings Limited	50.00	Ordinary shares

United States

251 Little Falls Drive, Wilmington DE 19808, United States		
LG Financing Partnership	50.00	Partnership interest
PPC 1 (US) Inc.	25.05	Ordinary shares
Ziggo Financing Partnership	50.00	Partnership interest

Notes:
1. Directly held by Vodafone Group Plc.
2. Branches.
3. Shareholding is indirect through Vodafone Deutschland GmbH.
4. Shareholding is indirect through Vantage Towers A.G.
5. Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.10% ownership interest in Vodacom Group Limited.
6. Includes the indirect interest held through Vodafone Idea Limited.

Selected financial information

The table below shows selected financial information in respect of subsidiaries that have non-controlling interests that are material to the Group.

	Vodacom Group Limited		Vodafone Egypt Telecommunications S.A.E[1]	
	2023 €m	2022 €m	**2023 €m**	2022 €m
Summary comprehensive income information				
Revenue	6,314	5,993	1,762	1,814
Profit for the financial year	943	1,002	302	314
Other comprehensive expense	193	(2)	–	–
Total comprehensive income	1,136	1,000	302	314
Other financial information				
Profit for the financial year allocated to non-controlling interests	348	353	126	141
Dividends paid to non-controlling interests	274	294	68	194
Summary financial position information				
Non-current assets	6,761	7,253	1,005	1,630
Current assets	3,033	3,123	396	440
Total assets	**9,794**	**10,376**	**1,401**	**2,070**
Non-current liabilities	(2,830)	(2,191)	(50)	(83)
Current liabilities	(3,153)	(3,539)	(752)	(1,197)
Total assets less total liabilities	**3,811**	**4,646**	**599**	**790**
Equity shareholders' funds	2,907	3,624	420	474
Non-controlling interests	904	1,022	179	316
Total equity	**3,811**	**4,646**	**599**	**790**
Statement of cash flows				
Net cash inflow from operating activities	1,908	1,946	657	755
Net cash outflow from investing activities	(840)	(666)	(173)	(284)
Net cash outflow from financing activities	(1,124)	(1,177)	(434)	(749)
Net cash inflow/(outflow)	**(56)**	**103**	**50**	**(278)**
Cash and cash equivalents brought forward	1,025	876	72	348
Exchange gain/(loss) on cash and cash equivalents	(13)	46	(3)	2
Cash and cash equivalents	**956**	**1,025**	**119**	**72**

Note:
1 From 1 April 2023, the Group will revise its segments by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment to reflect the effective date of changes made to the Group's internal reporting structure, following the transfer of Vodafone Egypt to the Vodacom Group in December 2022.

Notes to the consolidated financial statements (continued)

32. Subsidiaries exempt from audit

The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2023.

Name	Registration number
Bluefish Communications Limited	5142610
Cable & Wireless Aspac Holdings Limited	4705342
Cable & Wireless CIS Services Limited	2964774
Cable & Wireless Europe Holdings Limited	4659719
Cable & Wireless UK Holdings Limited	3840888
Cable & Wireless Worldwide Limited	7029206
Cable & Wireless Worldwide Voice Messaging Limited	1981417
Cable & Wireless Nominee Limited	3249884
Energis (Ireland) Limited	NI035793
Energis Communications Limited	2630471
Energis Squared Limited	3037442
London Hydraulic Power Company (The)	ZC000055
MetroHoldings Limited	3511122
The Eastern Leasing Company Limited	1672832
Thus Group Holdings Limited	SC192666
Thus Group Limited	SC226738
Voda Limited	1847509
Vodafone 2.	4083193
Vodafone 5 Limited	6688527
Vodafone 5 UK	2960479
Vodafone 6 UK	8809444
Vodafone Americas 4	6389457
Vodafone Benelux Limited	4200960
Vodafone Consolidated Holdings Limited	5754561
Vodafone Corporate Secretaries Limited	2357692
Vodafone Enterprise Corporate Secretaries Limited	2303594
Vodafone Enterprise Equipment Limited	1648524

Name	Registration number
Vodafone Enterprise Europe (UK) Limited	3137479
Vodafone Europe UK	5798451
Vodafone European Investments	3961908
Vodafone European Portal Limited	3973442
Vodafone Finance Management	2139168
Vodafone Finance UK Limited	3922620
Vodafone Global Content Services Limited	4064873
Vodafone Holdings Luxembourg Limited	4200970
Vodafone Intermediate Enterprises Limited	3869137
Vodafone International Holdings Limited	2797426
Vodafone International Operations Limited	2797438
Vodafone Investment UK	5798385
Vodafone Investments Limited	1530514
Vodafone IP Licensing Limited	6846238
Vodafone Marketing UK	6858585
Vodafone Mobile Communications Limited	3942221
Vodafone Mobile Enterprises Limited	2373469
Vodafone Mobile Network Limited	3961482
Vodafone Nominees Limited	1172051
Vodafone Oceania Limited	3973427
Vodafone Overseas Finance Limited	4171115
Vodafone Panafon UK	6326918
Vodafone UK Limited	2227940
Vodafone Worldwide Holdings Limited	3294074
Vodafone Yen Finance Limited	4373166
Vodaphone Limited	3961390
Your Communications Group Limited	4171876

33. Subsequent events

M-Pesa Holding Company Limited

On 17 April 2023, the Group entered into an agreement to sell M-Pesa Holding Company Limited ('MPHCL') to Safaricom Plc, an associate entity of the Group, for USD 1. MPHCL holds M-Pesa customer funds on trust for the benefit of M-Pesa customers in Kenya. Balances included in the Group's consolidated financial statements for MPHCL at 31 March 2023 include short term investments of €1,247 million and €1,226 million due to M-Pesa customers, recorded within Other investments and Other creditors, respectively. These sums are shown in the Group's consolidated financial statements in accordance with IFRS, but MPHCL acts as the independent trustee for M-Pesa customers, independently administering the trust and holding all funds from the M-Pesa customers on trust for the benefit of M-Pesa customers. Any profit generated by MPHCL, after defraying direct costs, is donated for use for public charitable purposes only. See note 13 'Other investments' and note 15 'Trade and other payables'. No material gain or loss is expected to arise on disposal. Completion of this transaction is subject to various approvals which are expected to be obtained before or during July 2023.

Company statement of financial position of Vodafone Group Plc

at 31 March

	Note	2023 €m	2022 €m
Fixed assets			
Shares in Group undertakings	2	83,427	83,406
Current assets			
Debtors: amounts falling due after more than one year	3	5,651	4,288
Debtors: amounts falling due within one year	3	227,993	172,684
Other investments	4	260	698
Cash at bank and in hand		265	362
		234,169	**178,032**
Creditors: amounts falling due within one year	5	(226,034)	(168,913)
Net current assets		**8,135**	**9,119**
Total assets less current liabilities		**91,562**	**92,525**
Creditors: amounts falling due after more than one year	5	(41,408)	(45,818)
		50,154	**46,707**
Capital and reserves			
Called up share capital	6	4,797	4,797
Share premium account		20,385	20,384
Capital redemption reserve		111	111
Other reserves		1,110	1,088
Own shares held		(7,854)	(7,413)
Profit and loss account[1]		31,605	27,740
Total equity shareholders' funds		**50,154**	**46,707**

Note:
1 The profit for the financial year dealt with in the financial statements of the Company is €5,271 million (2022: €5,995 million).

The Company financial statements on pages 211 to 218 were approved by the Board of Directors and authorised for issue on 16 May 2023 and were signed on its behalf by:



Margherita Della Valle
Group Chief Executive and Chief Financial Officer

The accompanying notes are an integral part of these financial statements.

Company statement of changes in equity of Vodafone Group Plc

for the years ended 31 March

	Called up share capital	Share premium account[1]	Capital redemption reserve[1]	Other reserves[1]	Treasury shares[2]	Profit and loss account[3]	Total equity shareholders' funds
	€m	€m	€m	€m	€m	€m	€m
1 April 2021	**4,797**	**20,383**	**111**	**2,970**	**(6,307)**	**22,518**	**44,472**
Issue or re-issue of shares[4]	–	1	–	(1,903)	2,000	–	98
Profit for the financial year	–	–	–	–	–	5,995	5,995
Dividends	–	–	–	–	–	(2,483)	(2,483)
Capital contribution given relating to share-based payments	–	–	–	119	–	–	119
Contribution received relating to share-based payments	–	–	–	(98)	–	–	(98)
Repurchase of treasury shares[5]	–	–	–	–	(3,106)	–	(3,106)
Other movements[6]	–	–	–	–	–	1,710	1,710
31 March 2022	**4,797**	**20,384**	**111**	**1,088**	**(7,413)**	**27,740**	**46,707**
Issue or re-issue of shares	–	1	–		122	–	123
Profit for the financial year	–	–	–	–	–	5,271	5,271
Dividends	–	–	–	–	–	(2,502)	(2,502)
Capital contribution given relating to share-based payments	–	–	–	135	–	–	135
Contribution received relating to share-based payments	–	–	–	(113)	–	–	(113)
Repurchase of treasury shares[5]	–	–	–	–	(563)	–	(563)
Other movements[6]	–	–	–	–	–	1,096	1,096
31 March 2023	**4,797**	**20,385**	**111**	**1,110**	**(7,854)**	**31,605**	**50,154**

Notes:
1 These reserves are not distributable.
2 Own shares relate to treasury shares which are purchased out of distributable profits and therefore reduce reserves available for distribution.
3 The Company has determined what amounts within this reserve are distributable and non-distributable in accordance with the guidance provided by ICAEW TECH 02/17BL and the requirements of UK law. In accordance with UK Companies Act 2006 s831(2), a public company may make a distribution only if, after giving effect to such distribution, the amount of its net assets is not less than the aggregate of its' called up share capital and non-distributable reserves.
4 Movements include the re-issue of 1,519 million shares (€1,903 million) in March 2022 to satisfy the second tranche of the Mandatory Convertible Bond issued in March 2019.
5 Represents the irrevocable and non-discretionary share buyback programmes announced on 16 November 2022 (2022: Announced on 19 May 2021, 23 July 2021, 17 November 2021 and 9 March 2022).
6 Includes the impact of the Company's cash flow hedges with €2,356 million net gain deferred to other comprehensive income during the year (2022: €3,632 million net gain), €895 million net gain (2022: €1,419 million net gain) recycled to the income statement, and a tax charge of €365 million (2022: €501 million). These hedges primarily relate to foreign exchange exposure on fixed borrowings, with any foreign exchange on nominal balances directly impacting income statement in each period but interest cash flows unwinding to the income statement over the life of the hedges (up to 2063). See note 22 'Capital and financial risk management' to the consolidated financial statements for further details.

Notes to the Company financial statements

1. Basis of preparation

The separate financial statements of the Company are drawn up in accordance with the Companies Act 2006 and Financial Reporting Standard 101 'Reduced disclosure framework', ('FRS 101'). The Company will continue to prepare its financial statements in accordance with FRS 101 on an ongoing basis until such time as it notifies shareholders of any change to its chosen accounting framework.

The Company financial statements have been prepared using the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities and in accordance with the UK Companies Act 2006. The financial statements have been prepared on a going concern basis.

The following exemptions available under FRS 101 have been applied:

- Paragraphs 45(b) and 46 to 52 of IFRS 2, 'Shared-based payment' (details of the number and weighted-average exercise prices of share options, and how the fair value of goods or services received was determined);
- IFRS 7 'Financial Instruments: Disclosures';
- Paragraph 91 to 99 of IFRS 13, 'Fair value measurement' (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities);
- Paragraph 38 of IAS 1 'Presentation of financial statements' comparative information requirements in respect of paragraph 79(a)(iv) of IAS 1;
- The following paragraphs of IAS 1 'Presentation of financial statements':
  - 10(d) (statement of cash flows);
  - 16 (statement of compliance with all IFRS);
  - 38A (requirement for minimum of two primary statements, including cash flow statements);
  - 38B-D (additional comparative information);
  - 40A-D (requirements for a third statement of financial position);
  - 111 (cash flow statement information); and
  - 134-136 (capital management disclosures).
- IAS 7 'Statement of cash flows';
- Paragraph 30 and 31 of IAS 8 'Accounting policies, changes in accounting estimates and errors' (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective);
- The requirements in IAS 24 'Related party disclosures' to disclose related party transactions entered into between two or more members of a group;
- The requirements in IAS 36 'Impairment of asset' to disclose valuation technique and assumptions used in determining recoverable amount.

As permitted by section 408(3) of the Companies Act 2006, the income statement of the Company is not presented in this Annual Report. These separate financial statements are not intended to give a true and fair view of the profit or loss or cash flows of the Company. The Company has not published its individual cash flow statement as its liquidity, solvency and financial adaptability are dependent on the Group rather than its own cash flows.

Critical accounting judgements and key sources of estimation uncertainty

The preparation of Company financial statements in conformity with FRS 101 requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Company financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Management regularly reviews the accounting judgements and critical estimates that could potentially significantly impact the amounts recognised in the financial statements and give rise to material adjustments in the Company's financial statements.

A source of estimation uncertainty for the Company relates to the review for impairment of investment carrying values and the estimates used when determining the recoverable value of the investment. However, there is not considered to be a significant risk of material adjustment from revisions to these assumptions within the next financial year (see note 2 'Fixed assets').

Notes to the Company financial statements (continued)

1. Basis of preparation (continued)

Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole

Foreign currencies
Transactions in foreign currencies are initially recorded at the functional rate of currency prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the Company's functional currency at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period.

Borrowing costs
All borrowing costs are recognised in the income statement in the period in which they are incurred.

Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting period date.

Deferred tax is provided in full on temporary differences that exist at the reporting period date and that result in an obligation to pay more tax, or a right to pay less tax in the future. The deferred tax is measured at the rate expected to apply in the periods in which the temporary differences are expected to reverse, based on the tax rates and laws that are enacted or substantively enacted at the reporting period date. Temporary differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the Company financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Financial instruments
Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Company statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments
Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Derivative financial instruments and hedge accounting
The Company's activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments.

The use of derivative financial instruments is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of derivative financial instruments consistent with the Group's risk management strategy. Changes in values of all derivative financial instruments are included within the income statement unless designated in an effective cash flow hedge relationship when changes in value are deferred to other comprehensive income or equity respectively. The Company does not use derivative financial instruments for speculative purposes.

Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. The Company designates certain derivatives as hedges of the change of fair value of recognised assets and liabilities ('fair value hedges') or hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments ('cash flow hedges'). Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting.

Fair value hedges
The Company's policy is to use derivative financial instruments (primarily interest rate swaps) to convert a proportion of its fixed rate debt to floating rates in order to hedge the interest rate risk arising, principally, from capital market borrowings. The Company designates these as fair value hedges of interest rate risk with changes in fair value of the hedging instrument recognised in the income statement for the period together with the changes in the fair value of the hedged item due to the hedged risk, to the extent the hedge is effective. Gains and losses relating to any ineffective portion are recognised immediately in the income statement.

Cash flow hedges

Cash flow hedging is used by the Company to hedge certain exposures to variability in future cash flows. The portion of gains or losses relating to changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges is recognised in other comprehensive income; gains or losses relating to any ineffective portion are recognised immediately in the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. When the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement.

New accounting pronouncements

To the extent applicable the Company will adopt new accounting policies as set out in note 1 'Basis of preparation' in the consolidated financial statements.

2. Fixed assets

Accounting policies

Shares in Group undertakings are stated at cost less any provision for impairment and capital related to share-based payments. Contributions in respect of share-based payments are recognised in line with the policy set out in note 7 'Share-based payments'.

The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. If any such indication of impairment exists, the Company makes an estimate of the recoverable amount. If the recoverable amount of the cash-generating unit is less than the value of the investment, the investment is considered to be impaired and is written down to its recoverable amount. An impairment loss is recognised immediately in the income statement.

Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement.

The Company applies the same methodology and assumptions used by the Group for goodwill impairment testing purposes, as set out in note 4 'Impairment losses' to the consolidated financial statements. For the purposes of the Company's own impairment assessment, the Group's operations are considered to be a single cash generating unit ('CGU') held within the Company's principal subsidiary, Vodafone European Investments. The pooling of the Company's interests within a single CGU significantly reduces the risk that movements in individual assumptions used during the goodwill impairment testing will impact the result of the investment impairment assessment. Whilst the underlying assumptions used are a source of estimation uncertainty, they do not give rise to a significant risk of adjustment within the next financial year.

Shares in Group undertakings

	2023 €m	2022 €m
Cost		
1 April	84,334	84,313
Additions	782	–
Disposals	(667)	–
Capital contributions arising from share-based payments	135	119
Contributions received in relation to share-based payments	(113)	(98)
31 March	**84,471**	**84,334**
Accumulated impairment losses		
1 April	928	928
Impairment loss recognised[1]	116	–
31 March	**1,044**	**928**
Net book value		
31 March	**83,427**	**83,406**

Note:
1. €116 million of capital contribution and resulting impairment relate to an intercompany reorganisation exercise completed during the period.

At 31 March 2023 the Company had the following principal subsidiary:

Name	Principal activity	Country of incorporation	Percentage shareholding
Vodafone European Investments	Holding Company	England	100

Details of direct and indirect related undertakings are set out in note 31 'Related undertakings' to the consolidated financial statements.

Notes to the Company financial statements (continued)

3. Debtors

Accounting policies

Amounts owed by subsidiaries are classified and recorded at amortised cost and reduced by allowances for expected credit losses. Estimated future credit losses are first recorded on initial recognition of a receivable and are based on estimated probability of default. Individual balances are written off when management deems them not to be collectible. Derivative financial instruments are measured at fair value through profit and loss.

	2023 €m	2022 €m
Amounts falling due within one year		
Amounts owed by subsidiaries[1]	227,347	172,039
Taxation recoverable[2]	111	219
Other debtors	4	10
Derivative financial instruments	531	416
	227,993	**172,684**
Amounts falling due after more than one year		
Other debtors	4	–
Derivative financial instruments	5,647	4,288
	5,651	**4,288**

Notes:
1 Amounts owned by subsidiaries are unsecured, have no fixed date of repayment and are repayable on demand with sufficient liquidity in the group to flow funds if required. Therefore expected credit losses are considered to be immaterial.
2 Primarily relates to amounts owed by group companies due to group relief.

4. Other Investments

Accounting policies

Investments are classified and measured at amortised cost using the effective interest rate method, less any impairment.

	2023 €m	2022 €m
Collateral	**260**	**698**

5. Creditors

Accounting policies

Capital market and bank borrowings

Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception) and are subsequently measured at amortised cost using the effective interest rate method, except where they are identified as a hedged item in a designated fair value hedge relationship. Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing.

	2023 €m	2022 €m
Amounts falling due within one year		
Bonds	4,604	1,875
Bank loans	–	3
Collateral liabilities	4,886	2,914
Other borrowings	6	6
Bank borrowings secured against Indian assets	1,485	1,382
Amounts owed to subsidiaries[1]	214,893	161,114
Derivative financial instruments	155	141
Other creditors	–	20
Accruals and deferred income[2]	5	1,458
	226,034	**168,913**
Amounts falling due after more than one year		
Deferred tax	703	338
Bonds	37,719	43,967
Bank loans	2	2
Amounts owed to subsidiaries[3]	1,793	–
Derivative financial instruments	1,191	1,511
	41,408	**45,818**

Notes:
1 Amounts owed to subsidiaries are unsecured, have no fixed date of repayment are repayable on demand.
2 March 2022 includes €1,434 million payable in relation to the irrevocable and non-discretionary share buyback programmes announced in March 2022.
3 Amounts payable with a fixed interest rate range of 3.25% and 4% and maturity ranging from 2029 to 2043.

Included in amounts falling due after more than one year are bonds of €37,719 million (2022: €29,206 million) which are due in more than five years from 1 April 2023 and are payable otherwise than by instalments. Interest payable on these bonds ranges from 0.375% to 7.875% (2022: 0.5% to 7.875%).

6. Called up share capital

Accounting policies

Equity instruments issued by the Company are recorded at the amount of the proceeds received, net of direct issuance costs.

	2023 Number	€m	2022 Number	€m
Ordinary shares of 20 20⁄21 US cents each allotted, issued and fully paid:[1,2,3]				
1 April	28,817,627,868	4,797	28,816,835,778	4,797
Allotted during the year	628,190	–	792,090	–
31 March	**28,818,256,058**	**4,797**	**28,817,627,868**	**4,797**

Notes:
1 At 31 March 2023 there were 50,000 (2022: 50,000) 7% cumulative fixed rate shares of £1 each in issue.
2 At 31 March 2023 the Group held 1,825,691,429 (2022: 447,576,522) treasury shares with a nominal value of €304 million (2022: €75 million). The market value of shares held was €1,855 million (2022: €661 million). During the year, 85,844,124 (2022: 68,306,442) treasury shares were reissued under Group share schemes and 1,463,959,031 (2022: 1,441,870,348) shares were repurchased under share buy-back arrangements.
3 During the year ended 31 March 2022, 1,518,629,693 treasury shares were issued in settlement of the maturing £1.72 billion subordinated mandatory convertible bond.

7. Share-based payments

Accounting policies

The Group operates a number of equity-settled share-based payment plans for the employees of subsidiaries using the Company's equity instruments. The fair value of the compensation given in respect of these share-based payment plans is recognised as a capital contribution to the Company's subsidiaries over the vesting period. The capital contribution is reduced by any payments received from subsidiaries in respect of these share-based payments.

The Company currently uses a number of equity-settled share plans to grant options and shares to the Directors and employees of its subsidiaries.

At 31 March 2023, the Company had 62 million ordinary share options outstanding (2022: 61 million).

The Company has made capital contributions to its subsidiaries in relation to share-based payments. At 31 March 2023, the cumulative capital contribution net of payments received from subsidiaries was €261 million (2022: €239 million). During the year ended 31 March 2023, the total capital contribution arising from share-based payments was €135 million (2022: €119 million), with payments of €113 million (2022: €98 million) received from subsidiaries.

Full details of share-based payments, share option schemes and share plans are disclosed in note 26 'Share-based payments' to the consolidated financial statements.

8. Reserves

The Board is responsible for the Group's capital management including the approval of dividends. This includes an assessment of both the level of reserves legally available for distribution and consideration as to whether the Company would be solvent and retain sufficient liquidity following any proposed distribution.

As Vodafone Group Plc is a group holding company with no direct operations, its ability to make shareholder distributions is dependent on its ability to receive funds for such purposes from its subsidiaries in a manner which creates profits available for distribution for the Company. The major factors that impact the ability of the Company to access profits held in subsidiary companies at an appropriate level to fulfil its needs for distributable reserves on an ongoing basis include:

- the absolute size of the profit pools either currently available for distribution or capable of realisation into distributable reserves in the relevant entities;
- the location of these entities in the Group's corporate structure;
- profit and cash flow generation in those entities; and
- the risk of adverse changes in business valuations giving rise to investment impairment charges, reducing profits available for distribution.

The Group's consolidated reserves set out on page 125 do not reflect the profits available for distribution in the Group.

Notes to the Company financial statements (continued)

9. Equity dividends

Accounting policies

Dividends paid and received are included in the Company financial statements in the period in which the related dividends are actually paid or received or, in respect of the Company's final dividend for the year, approved by shareholders.

	2023 €m	2022 €m
Declared during the financial year		
Final dividend for the year ended 31 March 2022: 4.50 eurocents per share (2021: 4.50 eurocents per share)	1,265	1,254
Interim dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share)	1,237	1,229
	2,502	**2,483**
Proposed after the balance sheet date and not recognised as a liability		
Final dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share)	1,215	1,265

10. Contingent liabilities and legal proceedings

	2023 €m	2022 €m
Other guarantees	**1,642**	**3,427**

Other guarantees and contingent liabilities

Other guarantees principally comprise the Company's guarantee of the Group's 50% share of a US$3.5 billion loan facility (2022: US$3.5 billion loan facility), which forms part of the Group's overall joint venture investment in TPG Telecom Limited. The prior year included a guarantee of €1.8 billion of subsidiary spectrum payments.

The Company will guarantee the debts and liabilities of certain of its UK subsidiaries at the balance sheet date in accordance with section 479C of the Companies Act 2006. The Company has assessed the probability of loss under these guarantees as remote.

As detailed in note 25 'Post employment benefits' to the consolidated financial statements, the Company is the sponsor of the Group's main defined benefit scheme in the UK, being the Vodafone Group UK Pension Scheme ('Vodafone UK plan'). The results, assets and liabilities associated with the Vodafone UK plan are recognised in the financial statements of Vodafone Limited and Vodafone Group Services Limited.

As detailed in note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements, the Company has covenanted to provide security on the Group's performance bonds and also in favour of the trustee of the Vodafone Group UK Pension Scheme and the Trustees of THUS Plc Group Scheme.

Legal proceedings

Details regarding certain legal actions which involve the Company are set out in note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

11. Other matters

The auditor's remuneration for the current year in respect of audit and audit-related services was €5 million (2022: €4 million) and for non-audit services was €1 million (2022: €nil).

The Company had two (2022: two) employees throughout the year, being the executive directors, Nick Read and Margherita Della Valle. Whilst Nick Read stepped down from the Board on 31 December 2022 he continued to be employed by the Company as an adviser to the Board until 31 March 2023. These employees were remunerated by the Company for their services to the Group as a whole. No remuneration was paid to them specifically in respect of their services to Vodafone Group Plc for either year. Full details of the Directors' remuneration are disclosed in the 'Annual Report on Remuneration' on pages 92 to 106 and in Note 23 'Directors and key management compensation'.

Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England.

Non-GAAP measures

Unaudited information

In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics			
Adjusted EBITDAaL	Page 220	Operating profit	Page 136
Organic Adjusted EBITDAaL growth	Page 220	Not applicable	–
Organic revenue growth	Page 220	Revenue	Pages 221 and 222
Organic Group service revenue growth excluding Turkey	Page 220	Service revenue	Pages 221 and 222
Organic Group Adjusted EBITDAaL growth excluding Turkey	Page 220	Not applicable	–
Organic service revenue growth	Page 220	Service revenue	Pages 221 and 222
Organic mobile service revenue growth	Page 220	Service revenue	Pages 221 and 222
Organic fixed service revenue growth	Page 220	Service revenue	Pages 221 and 222
Organic Vodafone Business service revenue growth	Page 220	Service revenue	Pages 221 and 222
Organic financial services revenue growth in South Africa	Page 220	Service revenue	Pages 221 and 222
Other metrics			
Adjusted profit attributable to owners of the parent	Page 223	Profit attributable to owners of the parent	Page 223
Adjusted basic earnings per share	Page 223	Basic earnings per share	Page 224
Cash flow, funding and capital allocation metrics			
Free cash flow	Page 224	Inflow from operating activities	Page 225
Adjusted free cash flow	Page 224	Inflow from operating activities	Pages 23 and 225
Gross debt	Page 224	Borrowings	Page 225
Net debt	Page 224	Borrowings less cash and cash equivalents	Page 225
Pre-tax ROCE (controlled)	Page 226	ROCE calculated using GAAP measures	Pages 226 and 227
Post-tax ROCE (controlled and associates/joint ventures)	Page 226	ROCE calculated using GAAP measures	Pages 226 and 227
Financing and Taxation metrics			
Adjusted net financing costs	Page 228	Net financing costs	Page 22
Adjusted profit before taxation	Page 228	Profit before taxation	Page 228
Adjusted income tax expense	Page 228	Income tax expense	Page 228
Adjusted effective tax rate	Page 228	Income tax expense	Page 228
Adjusted share of results of equity accounted associates and joint ventures	Page 228	Share of results of equity accounted associates and joint ventures	Page 229
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 228	Share of results of equity accounted associates and joint ventures	Page 229

Non-GAAP measures (continued)

Unaudited information

Performance metrics

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL	Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability. It is a key external metric used by the investor community to assess performance of our operations. It is our segment performance measure in accordance with IFRS 8 (Operating Segments).	Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth

All amounts marked with an '*' in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustments in Turkey and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows[1]:

– Adjusted EBITDAaL;
– Revenue;
– Group service revenue excluding Turkey[2];
– Group Adjusted EBITDAaL excluding Turkey[2];
– Service revenue;
– Mobile service revenue;
– Fixed service revenue;
– Vodafone Business service revenue; and
– Financial services revenue in South Africa.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

– It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;
– It is used for internal performance analysis; and
– It facilitates comparability of underlying growth with other companies (although the term 'organic' is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Notes:
1 Organic growth in retail service revenue in Germany, a non-GAAP metric, is no longer reported. Other performance metrics are considered more relevant for performance commentary.
2 This is a new non-GAAP measure for FY23 and has been included because of the hyperinflationary environment in Turkey.

	FY23 €m	FY22 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth* %
Year ended 31 March 2023						
Service revenue[1]						
Germany	11,433	11,616	(1.6)	–	–	(1.6)
Mobile service revenue	5,060	5,124	(1.2)	–	–	(1.2)
Fixed service revenue	6,373	6,492	(1.8)	–	–	(1.8)
Italy	4,251	4,379	(2.9)	–	–	(2.9)
Mobile service revenue	2,972	3,141	(5.4)	–	–	(5.4)
Fixed service revenue	1,279	1,238	3.3	–	–	3.3
UK	5,358	5,154	4.0	–	1.6	5.6
Mobile service revenue	3,928	3,697	6.2	–	1.8	8.0
Fixed service revenue	1,430	1,457	(1.9)	–	1.6	(0.3)
Spain	3,514	3,714	(5.4)	–	–	(5.4)
Other Europe	5,005	5,001	0.1	2.1	0.6	2.8
Vodacom	4,849	4,635	4.6	–	(1.1)	3.5
Other Markets	3,300	3,420	(3.5)	(2.2)	36.4	30.7
Common Functions	530	522				
Eliminations	(271)	(238)				
Total service revenue	**37,969**	**38,203**	**(0.6)**	**0.2**	**2.6**	**2.2**
Other revenue	7,737	7,377				
Revenue	**45,706**	**45,580**	**0.3**	**-**	**2.7**	**3.0**
Other growth metrics						
Group service revenue excluding Turkey	36,563	36,773	(0.6)	0.3	1.3	1.0
Group adjusted EBITDAaL excluding Turkey	14,264	14,717	(3.1)	0.7	1.3	(1.1)
Vodafone Turkey - Service revenue	1,440	1,460	(1.4)	(7.2)	56.2	47.6
Vodafone Business - Service revenue	10,332	10,316	0.2	0.7	1.7	2.6
South Africa - Financial services revenue	167	155	7.7	–	2.9	10.6
Adjusted EBITDAaL						
Germany	5,323	5,669	(6.1)	–	–	(6.1)
Italy	1,453	1,699	(14.5)	–	–	(14.5)
UK	1,350	1,395	(3.2)	–	1.8	(1.4)
Spain	947	957	(1.0)	(0.1)	–	(1.1)
Other Europe	1,632	1,606	1.6	2.5	0.6	4.7
Vodacom	2,159	2,125	1.6	–	(0.2)	1.4
Other Markets	1,145	1,335	(14.2)	6.7	29.7	22.2
Vantage Towers	795	619	28.4	(21.0)	0.5	7.9
Common Functions	(139)	(197)				
Eliminations	–	–				
Group	**14,665**	**15,208**	**(3.6)**	**(0.1)**	**2.4**	**(1.3)**
Percentage point change in Adjusted EBITDAaL margin						
Germany	40.6%	43.2%	(2.6)	–	–	(2.6)
Italy	30.2%	33.8%	(3.6)	–	–	(3.6)
UK	19.8%	21.2%	(1.4)	–	0.1	(1.3)
Spain	24.2%	22.9%	1.3	–	–	1.3
Other Europe	28.4%	28.4%	-	–	–	-
Vodacom	34.2%	35.5%	(1.3)	–	0.1	(1.2)
Other Markets	29.9%	34.9%	(5.0)	2.3	(1.1)	(3.8)
Vantage Towers	59.4%	49.4%	10.0	(9.7)	(0.1)	0.2
Group	**32.1%**	**33.4%**	**(1.3)**	**(0.1)**	**–**	**(1.4)**

Note:
1 Prior to disposal, Vantage Towers revenue was reported by the Group as other revenue, not service revenue.

Non-GAAP measures (continued)

Unaudited information

	Q4 FY23 €m	Q4 FY22 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth* %
Quarter ended 31 March 2023						
Service revenue[1]						
Germany	2,821	2,903	(2.8)	(0.0)	–	(2.8)
Mobile service revenue	1,235	1,282	(3.7)	0.0	–	(3.7)
Fixed service revenue	1,586	1,621	(2.2)	0.1	–	(2.1)
Italy	1,055	1,085	(2.8)	0.1	–	(2.7)
Mobile service revenue	715	758	(5.7)	0.3	–	(5.4)
Fixed service revenue	340	327	4.0	(0.4)	–	3.6
UK	1,319	1,341	(1.6)	–	5.4	3.8
Mobile service revenue	948	972	(2.5)	–	5.3	2.8
Fixed service revenue	371	369	0.5	–	5.8	6.3
Spain	874	908	(3.7)	0.0	-	(3.7)
Other Europe	1,178	1,242	(5.2)	8.6	0.2	3.6
Vodacom	1,143	1,192	(4.1)	-	6.7	2.6
Other Markets	777	801	(3.0)	(12.0)	55.0	40.0
Common Functions	128	134				
Eliminations	(53)	(60)				
Total service revenue	**9,242**	**9,546**	**(3.2)**	**0.4**	**4.7**	**1.9**
Other revenue	1,896	1,861				
Revenue	**11,138**	**11,407**	**(2.4)**	**0.3**	**4.7**	**2.6**
Other growth metrics						
Group service revenue excluding Turkey	8,821	9,262	(4.8)	1.2	4.1	0.5
Vodafone Turkey - Service revenue	430	290	48.3	(33.5)	43.5	58.3
Vodafone Business - Service revenue	2,582	2,626	(1.7)	1.0	3.6	2.9
South Africa - Financial services revenue	40	40	–	–	14.2	14.2

	Q3 FY23 €m	Q3 FY22 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth* %
Quarter ended 31 December 2022						
Service revenue[1]						
Germany	2,882	2,936	(1.8)	–	–	(1.8)
Mobile service revenue	1,279	1,301	(1.7)	–	–	(1.7)
Fixed service revenue	1,603	1,635	(2.0)	–	–	(2.0)
Italy	1,071	1,107	(3.3)	–	–	(3.3)
Mobile service revenue	750	794	(5.5)	(0.2)	–	(5.7)
Fixed service revenue	321	313	2.6	0.1	–	2.7
UK	1,327	1,292	2.7	–	2.6	5.3
Mobile service revenue	977	928	5.3	–	2.8	8.1
Fixed service revenue	350	364	(3.8)	–	2.2	(1.6)
Spain	858	940	(8.7)	–	–	(8.7)
Other Europe	1,275	1,257	1.4	–	0.7	2.1
Vodacom	1,234	1,172	5.3	–	(1.8)	3.5
Other Markets	802	867	(7.5)	4.0	37.6	34.1
Common Functions	134	136				
Eliminations	(63)	(60)				
Total service revenue	**9,520**	**9,647**	**(1.3)**	**0.3**	**2.8**	**1.8**
Other revenue	2,118	2,037				
Revenue	**11,638**	**11,684**	**(0.4)**	**0.3**	**2.8**	**2.7**
Other growth metrics						
Group service revenue excluding Turkey	9,193	9,299	(1.1)	–	1.6	0.5
Vodafone Turkey - Service revenue	334	355	(5.9)	10.6	48.2	52.9
Vodafone Business - Service revenue	2,602	2,604	(0.1)	0.5	2.0	2.4
South Africa - Financial services revenue	45	39	15.4	(3.3)	0.4	12.5

Note:
1 Prior to disposal, Vantage Towers revenue was reported by the Group as other revenue, not service revenue.

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of adjusted basic earnings per share.	Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses, other income and expense and mark-to-market and foreign exchange movements, together with related tax effects.
Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.	Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

	FY23 Reported €m	FY23 Adjustments €m	FY23 Adjusted €m	Re-presented[1] FY22 Reported €m	Re-presented[1] FY22 Adjustments €m	Re-presented[1] FY22 Adjusted €m
Adjusted EBITDAaL	**14,665**	**–**	**14,665**	**15,208**	**–**	**15,208**
Restructuring costs	(587)	587	–	(346)	346	–
Interest on lease liabilities	436	–	436	398	–	398
Loss on disposal of property, plant & equipment and intangible assets	(36)	–	(36)	(28)	–	(28)
Depreciation and amortisation on owned assets[2]	(9,649)	555	(9,094)	(9,858)	509	(9,349)
Share of results of equity accounted associates and joint ventures[3]	433	220	653	389	263	652
Impairment loss	(64)	64	–	–	–	–
Other income	9,098	(9,098)	–	50	(50)	–
Operating profit	**14,296**	**(7,672)**	**6,624**	**5,813**	**1,068**	**6,881**
Investment income	248	–	248	254	–	254
Financing costs[4]	(1,728)	(399)	(2,127)	(1,964)	28	(1,936)
Profit before taxation	**12,816**	**(8,071)**	**4,745**	**4,103**	**1,096**	**5,199**
Income tax expense[5]	(481)	(591)	(1,072)	(1,330)	61	(1,269)
Profit for the financial year	**12,335**	**(8,662)**	**3,673**	**2,773**	**1,157**	**3,930**
Profit attributable to:						
- Owners of the parent	11,838	(8,668)	3,170	2,237	1,153	3,390
- Non-controlled interests	497	6	503	536	4	540
Profit for the financial year	**12,335**	**(8,662)**	**3,673**	**2,773**	**1,157**	**3,930**

Notes:
1. The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Operating profit and profit for the financial year have both increased by €149 million and adjusted operating profit and adjusted profit for the financial year have both increased by €191 million compared to amounts previously reported. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2. Depreciation and amortisation excludes depreciation on leased assets and loss on disposal of leased assets included within adjusted EBITDAaL. Refer to Additional Information on page 229 for an analysis of depreciation and amortisation. The adjustments of €555 million (FY22: €509 million) relate to amortisation of customer bases and brand intangible assets.
3. See page 229 for a breakdown of the adjustments to share of results of equity accounted associates and joint ventures to derive adjusted share of results of equity accounted associates and joint ventures.
4. See 'Net financing costs' on page 22 for further analysis.
5. See 'Adjusted tax metrics' on page 228 for further analysis.

Non-GAAP measures (continued)

Unaudited information

Adjusted basic earnings per share

The reconciliation of adjusted basic earnings per share to the closest equivalent GAAP measure, basic earnings per share, is provided below.

	FY23 €m	Re-presented[1] FY22 €m
Profit attributable to owners of the parent	11,838	2,237
Adjusted profit attributable to owners of the parent	3,170	3,390
	Million	Million
Weighted average number of shares outstanding - Basic	27,680	29,012
	eurocents	eurocents
Basic earnings per share	**42.77c**	**7.71c**
Adjusted basic earnings per share	**11.45c**	**11.68c**

Note:
1 The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. This has resulted in an increase in profit attributable to owners of the parent and adjusted profit attributable to owners of the parent of €149 million and €191 million, respectively. As a consequence, basic earnings per share has increased by 0.51c from 7.20c to 7.71c and adjusted basic earnings per share has increased by 0.65c from 11.03c to 11.68c. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

Cash flow, funding and capital allocation metrics

Cash flow and funding

Non-GAAP measure	Purpose	Definition
Free cash flow	Internal performance reporting. External metric used by investor community. Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.	Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital movements in respect of capital additions, disposal of property, plant and equipment and intangible assets, integration capital additions and working capital related items, licences and spectrum, interest received and paid, taxation, dividends received from associates and joint ventures, dividends paid to non-controlling shareholders in subsidiaries and payments in respect of lease liabilities.
Adjusted free cash flow	Internal performance reporting. External metric used by investor community. Setting director and management remuneration. Key external metric used to evaluate liquidity and the cash generated by our operations.	Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A and Vantage Towers growth capital expenditure and other. Growth capital expenditure is total capital expenditure excluding maintenance-type expenditure.
Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.	Gross debt less cash and cash equivalents, short-term investments, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.

Cash flow and funding (continued)

The table below presents the reconciliation between Inflow from operating activities and Free cash flow.

	FY23 €m	FY22 €m
Inflow from operating activities	**18,054**	**18,081**
Net tax paid	1,234	925
Cash generated by operations	**19,288**	**19,006**
Capital additions	(8,378)	(8,306)
Working capital movement in respect of capital additions	(215)	157
Disposal of property, plant and equipment and intangible assets	98	27
Integration capital additions	(287)	(314)
Working capital movement in respect of integration capital additions	(23)	(34)
Licences and spectrum	(2,467)	(896)
Interest received and paid[1]	(1,536)	(1,615)
Taxation	(1,234)	(925)
Dividends received from associates and joint ventures	617	638
Dividends paid to non-controlling shareholders in subsidiaries	(400)	(539)
Payments in respect of lease liabilities	(4,087)	(3,943)
Other	66	53
Free cash flow	**1,442**	**3,309**

Note:
1. Includes interest on lease liabilities of €372 million (FY22: €361 million).

The table below presents the reconciliation between Borrowings, Gross debt and Net debt.

	Year-end FY23 €m	Year-end FY22 €m
Borrowings	**(66,390)**	**(70,092)**
Lease liabilities	13,364	12,539
Bank borrowings secured against Indian assets	1,485	1,382
Collateral liabilities	4,886	2,914
Gross debt	**(46,655)**	**(53,257)**
Collateral liabilities	(4,886)	(2,914)
Cash and cash equivalents	11,705	7,496
Short-term investments	4,305	4,795
Collateral assets	239	698
Derivative financial instruments	4,702	2,954
Less mark-to-market gains deferred in hedge reserves	(2,785)	(1,350)
Net debt	**(33,375)**	**(41,578)**

Non-GAAP measures (continued)

Unaudited information

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed ('ROCE')	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.	We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes borrowings, cash and cash equivalents, derivative financial instruments included in trade and other receivables/payables, short term investments, collateral assets, financial liabilities under put option arrangements and equity.
Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above.	We calculate pre-tax ROCE (controlled) by dividing Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses, other income and expense, the impact of hyperinflationary adjustments in Turkey and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is calculated as the average of opening and closing balances of: property, plant and equipment (including leased assets and lease liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions, excluding the impact of hyper-inflationary adjustments in Turkey and significant impacts resulting from business combinations and disposals. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

ROCE using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

	FY23 €m	Re-presented[1] FY22 €m
Operating profit[2]	**14,296**	**5,813**
Borrowings[3]	**66,390**	**70,092**
Cash and cash equivalents	(11,705)	(7,496)
Derivative financial instruments included in trade and other receivables	(6,124)	(4,626)
Derivative financial instruments included in trade and other payables	1,422	1,672
Short-term investments	(4,305)	(4,795)
Collateral assets	(239)	(698)
Financial liabilities under put option arrangements	485	494
Equity	64,483	57,073
Capital employed at end of the year	**110,407**	**111,716**
Average capital employed for the year	**111,062**	**112,830**
ROCE using GAAP measures	**12.9%**	**5.2%**

Notes:
1 The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. This has resulted in an increase of €149 million in operating profit and an increase of €96 million in capital employed at the end of the year. Consequently, ROCE using GAAP measures has increased by 0.2pps from 5.0% to 5.2% compared to amounts previously reported. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2 Operating profit includes Other income, which includes merger and acquisition activity that is non-recurring in nature. The results for the year ended 31 March 2023 include a gain on disposal of Vantage Towers A.G. of €8,607 million, a gain on disposal of Vodafone Ghana of €689 million and a loss on disposal of Vodafone Hungary of €69 million.

Return on Capital Employed ('ROCE'): Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciliations to the closest equivalent GAAP measure.

	Excluding Vantage Towers[2] **FY23** **€m**	Re-presented[1] FY22 €m
Operating profit	**14,296**	**5,813**
Interest on lease liabilities	(436)	(398)
Restructuring costs	587	346
Other income	(9,098)	(50)
Share of results of equity accounted associates and joint ventures	(433)	(389)
Impairment loss	64	–
Other adjustments[2]	(413)	–
Adjusted operating profit for calculating pre-tax ROCE (controlled)	**4,567**	**5,322**
Adjusted share of results of equity accounted associates and joint ventures[3]	430	401
Notional tax at adjusted effective tax rate[4]	(1,309)	(1,597)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	**3,688**	**4,126**
Capital employed for calculating ROCE on a GAAP basis	**110,407**	**111,716**
Adjustments to exclude:		
- Leases	(13,364)	(12,539)
- Deferred tax assets	(19,316)	(19,089)
- Deferred tax liabilities	771	520
- Taxation recoverable	(279)	(296)
- Taxation liabilities	457	864
- Other investments	(1,781)	(1,855)
- Investments in associates and joint ventures	(11,079)	(5,323)
- Pension assets and liabilities	(71)	(274)
- Other adjustments[2]	(877)	–
Adjusted capital employed for calculating pre-tax ROCE (controlled)	**64,868**	**73,724**
Investments in associates and joint ventures[2]	5,223	5,323
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	**70,091**	**79,047**
Average capital employed for calculating pre-tax ROCE (controlled)	**66,959**	**74,279**
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	**72,232**	**79,880**
Pre-tax ROCE (controlled)	**6.8%**	**7.2%**
Post-tax ROCE (controlled and associates/joint ventures)	**5.1%**	**5.2%**

Notes:
1 The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. This has resulted in an increase of €128 million in adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures) and an increase of €96 million in adjusted capital employed for calculating post-tax ROCE (controlled and associate/joint ventures). Consequently, post-tax ROCE (controlled and associates/joint ventures) has increased by 0.2pps from 5.0% to 5.2% compared to amounts previously reported. There is no impact on pre-tax ROCE (controlled). See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2 Comprises adjustments to exclude the results of Vantage Towers following its disposal on 22 March 2023 and hyperinflationary accounting in Turkey. Consequently, FY22 capital employed for calculating pre-tax ROCE (controlled) and capital employed for calculating post-tax ROCE (controlled and associates/joint ventures) have been adjusted to €69,050 million and €74,373 million, respectively, for the purposes of calculating relevant FY23 averages.
3 Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure and excludes restructuring costs and other income.
4 Includes tax at the Adjusted effective tax rate of 26.2% (FY22: 27.9%).

Non-GAAP measures (continued)

Unaudited information

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses.
Adjusted profit before taxation	This metric is used in the calculation of the adjusted effective tax rate (see below).	Adjusted profit before taxation excludes the tax effects of items excluded from adjusted basic earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements.
Adjusted income tax expense	This metric is used in the calculation of the adjusted effective tax rate (see below).	Adjusted income tax expense excludes the tax effects of items excluded from adjusted basic earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.
Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Adjusted tax metrics

The table below reconciles profit before taxation and income tax expense to adjusted profit before taxation, adjusted income tax expense and adjusted effective tax rate.

	FY23 €m	Re-presented[1] FY22 €m
Profit before taxation	**12,816**	**4,103**
Adjustments to derive adjusted profit before tax	(8,071)	1,096
Adjusted profit before taxation	**4,745**	**5,199**
Adjusted share of results of equity accounted associates and joint ventures	(653)	(652)
Adjusted profit before tax for calculating adjusted effective tax rate	**4,092**	**4,547**
Income tax expense	**(481)**	**(1,330)**
Tax on adjustments to derive adjusted profit before tax	(264)	(157)
Adjustments:		
- UK corporate interest restriction	15	(12)
- Tax relating to hyperinflation accounting	(309)	–
- Tax relating to Vantage Towers disposal	(66)	–
- Deferred tax following revaluation of investments in Luxembourg	–	1,468
- Deferred tax on use of Luxembourg losses in the year	33	327
- Recognition of a deferred tax asset in Luxembourg	–	(699)
- Increase in deferred tax assets in the UK as a result of a change in the corporate tax rate	–	(593)
- Revaluation of assets for tax purposes in Italy	–	(273)
Adjusted income tax expense for calculating adjusted tax rate	**(1,072)**	**(1,269)**
Adjusted effective tax rate	**26.2%**	**27.9%**

Note:
1 The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. This has resulted in an increase in profit before taxation and adjusted profit before taxation of €149 million and €191 million, respectively. This has been offset by an equivalent decrease of €191 million in the adjusted share of results of equity accounted associates and joint ventures. Consequently, there is no net impact on the adjusted profit before tax for calculating adjusted effective tax rate and therefore there is no change to the adjusted effective tax rate. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, share of results of equity accounted associates and joint ventures.

	FY23 €m	Re-presented[1] FY22 €m
Share of results of equity accounted associates and joint ventures	**433**	**389**
Restructuring costs	6	12
Other income	(9)	–
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	**430**	**401**
Amortisation of acquired customer base and brand intangible assets	223	251
Adjusted share of results of equity accounted associates and joint ventures	**653**	**652**

Note:
1 The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. This has resulted in an increase of €178 million in adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE and an increase of €191 million in adjusted share of results of equity accounted associates and joint ventures. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.

	FY23 €m	FY22 €m
Depreciation on leased assets - included in Adjusted EBITDAaL	3,883	3,908
Depreciation on leased assets - included in Restructuring costs	77	36
Depreciation on leased assets	**3,960**	**3,944**
Depreciation on owned assets	5,618	5,814
Amortisation of owned intangible assets	4,031	4,044
Depreciation and amortisation on owned assets included in Restructuring costs	9	43
Depreciation and amortisation on owned assets	**9,658**	**9,901**
Total depreciation and amortisation on owned and leased assets	**13,618**	**13,845**
Loss on disposal of owned fixed assets	36	28
Loss on disposal of leased assets	(9)	2
Depreciation and amortisation - as recognised in the consolidated income statement	**13,645**	**13,875**

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.

	FY23 €m	FY22 €m
Capital additions	8,378	8,306
Integration related capital additions	287	314
Licence and spectrum additions	439	901
Additions	**9,104**	**9,521**
Intangible asset additions	3,250	3,635
Property, plant and equipment owned additions	5,854	5,886
Total additions	**9,104**	**9,521**

Shareholder information

2022/23 financial calendar key dates

Ex-dividend date for final dividend	8 June 2023
Record date for final dividend	9 June 2023
AGM	25 July 2023
Final dividend payment	4 August 2023

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See help.shareview.co.uk for more information about this service

ADS holders

EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America

Telephone: +1 800 990 1135 (toll free) or, for calls from outside the United States: +1 651 453 2128

See shareowneronline.com for more information about this service

Shareholder information

Managing your shares via Shareview

Our share Registrar, Equiniti, operates a portfolio service, Shareview, for investors in ordinary shares. This provides our shareholders with online access to information about their investments as well as a facility to help manage their holdings online, such as being able to:

- update your details online including your address and dividend payment instructions;
- buy and sell shares easily;
- receive certain shareholder communications electronically;
- send your general meeting voting instructions in advance of shareholder meetings;
- view information about and join the Vodafone Group Plc Dividend Reinvestment Plan ('DRIP'); and
- access your online statements.

Equiniti also offers an internet and telephone share dealing service to existing shareholders.

See shareview.co.uk for more information about this service

Shareholders with any queries regarding their holding should contact Equiniti on the contact details above.

Shareholders may also find the investors section of our corporate website useful for general queries and information about the Company.

See vodafone.com/investor for further details

AGM

Our thirty-ninth AGM will be held at The Pavilion, Vodafone House, Newbury RG14 2FN on Tuesday, 25 July 2023 at 10.00 am.

Shareholder communications

We are taking significant steps to reduce our impact on our planet. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company's website, thus reducing our impact on the environment.

A growing number of our shareholders have opted to receive communications from us electronically. Shareholders who have done so will be sent an email alert containing a link to the relevant documents.

We encourage all our shareholders to sign up for this service. You can register for this service at www.shareview.co.uk or by contacting Equiniti on the telephone number provided on the left of this page.

See vodafone.com/investor for further information about this service

ShareGift

We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift with the proceeds being passed on to a wide range of UK charities.

See sharegift.org or call +44 (0)20 7930 3737 for further details.

Warning to shareholders ('boiler room' scams)

Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable investment opportunities which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as 'boiler room' scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is.

See the FCA website at fca.org.uk/scamsmart for more detailed information about this or similar activities

Dividends

Read more on the dividend amount per share on pages 25 and 218.

Euro dividends

Dividends are declared in euros to align with the functional currency of the Company, and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary bank in US dollars. The foreign exchange rates at which dividends declared in euros are converted into pounds sterling and US dollars are calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend.

Payment of dividends by direct credit

We pay cash dividends directly to shareholders' bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders' designated accounts on the same day as payment. A dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February. ADS holders may choose to have their cash dividends paid by cheque from our ADS depositary bank, J.P. Morgan.

Dividend reinvestment plan

We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator, Equiniti, through a low-cost dealing arrangement. For ADS holders, J.P. Morgan, through its transfer agent, EQ Shareowner Services, maintains the Global Invest Direct Program which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility.

See vodafone.com/dividends for further information about dividend payments

Contact information for Equiniti and EQ Shareowner Services can be found on page 230

Taxation of dividends

See page 234 for details on dividend taxation.

Shareholders as at 31 March 2023

Number of ordinary shares	Number of accounts	% of total of issued shares
1-1,000	19,852	0.02
1,001-5,000	9,555	0.08
5,001-50,000	4,262	0.19
50,001-100,000	291	0.07
100,001-500,000	478	0.39
More than 500,000	984	99.25

Major shareholders

As at 12 May 2023, J.P. Morgan, as custodian of our ADR programme, held approximately 14.4% of our ordinary shares of $20^{20/21}$ US cents each as nominee. At this date, the total number of ADRs outstanding was 389,214,165.

As at 12 May 2023, 1,137 holders of ordinary shares had registered addresses in the United States and held a total of approximately 0.01% of the ordinary shares of the Company.

As at 31 March 2023, the following voting rights and percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rule ('DTR') 5, had been notified to the Directors.

Shareholder	Voting rights	Shareholding[1]
Emirates Telecommunications Group Company PJSC ('e&')	3,790,743,685	14.006097%
BlackRock, Inc.	1,991,684,369	7.06%
Liberty Global plc	1,335,000,000	4.92%
Norges Bank	803,179,853	3.0004%

1. The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with DTR 5.

On 24 April 2023, e& and two of its affiliates reported a total shareholding in Vodafone of 14.61% as of 12 April 2023 in a Schedule 13D filing with the SEC. Except as disclosed in e&'s Schedule 13D filing, the Company is not aware of any other changes in the interests disclosed under DTR 5 between 31 March 2023 and 15 May 2023.

As far as the Company is aware, between 1 April 2016 and 15 May 2023, no shareholder, other than described above, held 3% or more of the voting rights attributable to the ordinary shares of the Company other than (i) J.P. Morgan, as custodian of our ADR program, (ii) e&, BlackRock, Inc., Liberty Global plc and Norges Bank (as described above) and (iii) Morgan Stanley, which owned 3.6% of the Company's ordinary shares at 13 February 2018.

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. As at 15 May 2023, the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

Other information

Articles of Association and applicable English law

The following description summarises certain provisions of the Company's Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company's Articles of Association. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679.

Full details of where copies of the Articles of Association can be obtained are detailed on page 233 under 'Documents on display'

All of the Company's ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares.

English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the Company's shareholders.

Articles of Association

The Company's Articles of Association do not specifically restrict the objects of the Company.

Directors

The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act 2006 (as defined in the Articles of Association) and any special resolution.

Under the Company's Articles of Association a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director's interest in the Company's shares or other securities. However, this restriction on voting does not apply in certain circumstances as set out in the Articles of Association.

The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group's share capital and reserves calculated in the manner prescribed in the Articles of Association unless sanctioned by an ordinary resolution of the Company's shareholders.

Purchase of own shares

The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2022 AGM. On 9 March 2022, the Company announced the first tranche of the irrevocable and non-discretionary share buy-back programme as a result of the maturing of the first tranche of the mandatory convertible bond ('MCB'), as announced on 19 March 2021, had concluded. Following the maturing of the second tranche of the MCB, the Company announced that a new irrevocable and non-discretionary share buy-back programme would commence on 17 March 2022. In order to satisfy the conversion of the second tranche of the MCB, 1,518,629,693 shares were issued from existing shares held in treasury. Between 17 March 2022 and 15 November 2022, Vodafone undertook an irrevocable and non-discretionary share buy-back programme to reduce the issued share capital of Vodafone to partially offset the increase in the issued share capital as a result of the maturing of the second tranche of the MCB. On 16 November 2022, the Company announced that a new irrevocable and non-discretionary share buy-back programme (the 'New Programme')

Shareholder information (continued)

would commence. The sole purpose of the New Programme was to further reduce the issued share capital of the Company to offset the increase in the issued share capital as a result of the maturing of the second tranche of the MCB. Following the completion of the New Programme on 15 March 2023, the increase in the issued share capital as a result of the maturing of the second tranche of the MCB has been fully offset. The total number of shares purchased to offset the maturing of the second tranche of the MCB was below the number permitted to be purchased by the Company pursuant to the authority granted by the shareholders at the 2022 AGM.

Read more about the programme on page 25

At each AGM all Directors, who are to remain on the Board, shall offer themselves for election or re-election, as applicable, in accordance with the Company's Articles of Association and in the interests of good corporate governance.

Directors are not required under the Company's Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company's Remuneration Policy.

Read more on the Remuneration Policy on pages 87-91

Rights attaching to the Company's shares

At 31 March 2023, the issued share capital and percentage of total share capital represented by each share class of the Company was as follows.

	Number	Percentage
Preference shares	50,000	0.0002%
Ordinary shares (excluding treasury shares)	26,992,564,629	93.6646%
Treasury shares	1,825,691,429	6.3352%
Ordinary shares (total)	28,818,256,058	99.9998%
Total shares (preference and ordinary)	28,818,306,058	100.0000%

Dividend rights

Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% p.a. on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits which the Directors have resolved should be distributed.

The fixed rate shares do not have any other right to share in the Company's profits.

Holders of the Company's ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution.

Dividends on ordinary shares can be paid to shareholders in whatever currency the Directors decide, using an appropriate exchange rate for any currency conversions which are required.

If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company.

Voting rights

At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chair of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded.

Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company.

Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company's ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company's shareholders by the depositary's appointment of them as corporate representatives or proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions.

Holders of the Company's ADSs are entitled to receive notices of shareholders' meetings under the terms of the deposit agreement relating to the ADSs.

Employees who hold vested shares on EquatePlus account are able to vote by submitting instructions online through the EquatePlus platform. Note there are two vested share accounts with Computershare (SPA, in respect of shares arising from a SAYE exercise, and MyShareBank, in respect of vested shares from the Global Incentive Plan).

Holders of the Company's 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share.

Liquidation rights

In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company's 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company's ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company's surplus assets.

Pre-emptive rights and new issues of shares

Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company's ordinary shares or securities convertible into the Company's ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 and which include the Company's ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company's Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders; and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2022 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group's Statement of Principles.

Further details of such proposals are provided in the 2023 Notice of AGM.

Disclosure of interests in the Company's shares
There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company's shares are required to make disclosure of their ownership percentage although such requirements exist under the DTRs.

General meetings and notices
Subject to the Articles of Association, AGMs are held at such times and place as determined by the Directors of the Company. The Directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006.

An AGM is required to be called on not less than 21 days' notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days' notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006.

Under section 336 of the Companies Act 2006, the AGM must be held each calendar year and within six months of the Company's year end.

Variation of rights
If at any time the Company's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class.

At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present at an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company.

Limitations on transfer, voting and shareholding
As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company's ordinary shares other than those limitations that would generally apply to all of the shareholders, those that apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006.

No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities.

Documents on display
The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC's public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company's SEC filings, including all those filed on or after 4 November 2002, are available on the SEC's website at sec.gov.

Click to download a copy of the Company's Articles of Association. Copies can also be obtained from the Company's registered office

Material contracts
At the date of this Annual Report the Group is not party to any contracts that are considered material to its results or operations except for:

- its EUR 3,840,000,000 (as increased to EUR 3,990,000,000) and USD 3,935,000,000 (as increased to USD 4,004,000,000) revolving credit facilities which are discussed in note 21 'Borrowings' to the consolidated statements;
- the Contribution and Transfer Agreement dated 31 December 2016, as amended, relating to the contribution and/or transfer of shares in Ziggo Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture;
- the Implementation Agreement dated 20 March 2017, as amended, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group as detailed in note 27 'Acquisitions and disposals' to the consolidated financial statements;
- the Deed of Merger dated 31 March 2020 relating to the combination of Vodafone Italy's towers with INWIT's passive network infrastructure;
- the Investment Agreement dated 9 November 2022, as amended, and Shareholders' Agreement dated 22 March 2023, by which Vodafone established a co-control partnership for Vantage Towers AG with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR; and
- the Relationship Agreement entered into with Emirates Telecommunications Group Company PJSC ("e&") on 11 May 2023, relating to (i) the proposed appointment of up to two individuals nominated by e& as non-executive directors to the Board of Vodafone Group Plc and (ii) the ongoing relationship between e& and the Company.

Exchange controls
There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital including, but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group's operations.

Taxation
As this is a complex area, investors should consult their own tax adviser regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the United States; officers and employees of the Company; holders that, directly, indirectly or by attribution, hold 5% or more of the Company's stock (by vote or value); financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or US holders whose functional currency is not the US dollar.

Shareholder information (continued)

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes:

- an individual citizen or resident of the United States;
- a US domestic corporation;
- an estate, the income of which is subject to US federal income tax regardless of its source; or
- a trust, if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.

If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership.

This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the 'treaty') and current HM Revenue and Customs ('HMRC') practice, all as of the date hereof. These laws and such practice are subject to change, possibly on a retroactive basis.

This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For the purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the 'Estate Tax Convention'), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax.

Taxation of dividends

UK taxation

Under current UK law, there is no requirement to withhold tax from the dividends that we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt.

Individual shareholders in the Company who are resident in the UK will be subject to the income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable where the income received is above the dividend allowance (£1,000 in this tax year, falling to £500 from 6 April 2024) which is taxed at a nil rate. Dividend income is treated as the highest part of an individual shareholder's income and the dividend allowance will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on any dividend income in excess of the allowance.

US federal income taxation

Subject to the passive foreign investment company ('PFIC') rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US holder's basis in the shares or ADSs and thereafter as capital gain.

However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distribution by the Company with respect to shares will be reported as ordinary dividend income. Dividends paid to a non-corporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met.

Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling or euro payments made determined at the spot pound sterling/US dollar rate or the spot euro/US dollar rate, as applicable, on the date the dividends are received by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling or euros are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income.

Where UK tax is payable on any dividends received, a US holder may be entitled, subject to certain limitations, to a foreign tax credit in respect of such taxes.

Taxation of capital gains

UK taxation

A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs.

However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder:

- is a citizen of the United States and is resident in the UK;
- is an individual who realises such a gain during a period of 'temporary non-residence' (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK);
- is a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or
- is a citizen or a resident of the United States, or a US domestic corporation, that has used, held or acquired the shares or ADSs in connection with a branch, agency or permanent establishment in the UK through which it carries on a trade, profession or vocation in the UK.

In such circumstances, relief from double taxation may be available under the treaty. Holders who may fall within one of the above categories should consult their professional advisers.

US federal income taxation

Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value of the amount realised and the holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder's holding period in the shares or ADSs exceeds one year.

The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

Additional tax considerations

UK inheritance tax

An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual's death or on a transfer of the shares or ADSs during the individual's lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid.

UK stamp duty and stamp duty reserve tax

Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax ('SDRT'), at the rate of 1.5% of the amount or value of the consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid.

Following rulings of the European Court of Justice and the first-tier tax tribunal in the UK, HMRC have confirmed that the 1.5% SDRT charge will not be levied on an issue of shares to a depositary receipt system on the basis that such a charge is contrary to EU law. The effect of this EU case law will continue to be recognised and followed in the United Kingdom pursuant to the provisions of the European Union (Withdrawal) Act 2018, even though the United Kingdom is no longer part of the EU, and HMRC's published practice remains that the 1.5% charge will remain disapplied in such cases. However, this treatment may be modified as a result of the Retained EU Law (Revocation and Reform) Bill 2022 (if enacted without amendment).

No stamp duty should in practice be required to be paid on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK.

A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts.

SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT which has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT.

PFIC rules

We do not believe that our shares or ADSs will be stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs.

Otherwise a US holder would be treated as if he or she has realised such gain and certain 'excess distributions' rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under 'Taxation of dividends – US federal income taxation'.

Back-up withholding and information reporting

Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements.

Certain US holders are not subject to back-up withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets.

History and development

The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991 at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which impacted the development of the Group. The most significant in the year ended 31 March 2023 are summarised below.

- On 9 November 2022, the Vodafone Group announced a strategic co-control partnership with GIP and KKR for its 81.7% stake in Vantage Towers AG ('Vantage Towers'). On 13 December 2022, the new joint venture, Oak Holdings GmbH ('Oak Holdings'), launched a voluntary takeover offer to minority shareholders of Vantage Towers and this completed in January 2023. Following completion of the voluntary takeover offer, Oak Holdings holds a 89.3% stake in Vantage Towers. On 23 March 2023, Vodafone announced the completion of the co-control partnership and received initial net cash proceeds of €4.9 billion. Following completion Vodafone now holds a 64.2% shareholding in Oak Holdings. Oak Holdings and Vantage Towers have separately reached an agreement on a domination and profit and loss transfer agreement which was approved by Vantage Towers shareholders at an extraordinary general meeting on 5 May 2023. Oak Holdings also announced on 20 March 2023 an agreement to de-list the shares of Vantage Towers.
- On 13 December 2022, the Vodafone Group completed the transfer of its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited ('Vodacom'). The Vodafone Group was issued 242 million shares in Vodacom and received cash proceeds of €577 million in exchange for its shareholding in Vodafone Egypt. As a result, Vodafone's shareholding in Vodacom increased from 60.5% to 65.1%.
- On 31 January 2023, the Vodafone Group completed the sale of 100% of Vodafone Hungary (Vodafone Magyarország Zrt) to 4iG Public Limited Company and Corvinus Zrt for a cash consideration of HUF 660 billion (€1.6 billion).
- On 7 February 2023, Vodafone Idea Limited ('Vi') converted liabilities owed to the Government of India into equity shares. Following the transaction, the Government of India's shareholding in Vi was 33.4%, and Vodafone Group's shareholding was 31.7%.
- On 14 February 2023, the Vodafone Group exercised warrants issued by Vi in July 2022. The total consideration of INR 4.4 billion (€49 million) was settled on issuance of the warrants in July 2022 and Vodafone Group received an additional 428 million shares in February 2023. Following the issuance of shares, Vodafone's holding in Vi was equivalent to a 32.3% shareholding, with the Government of India's shareholding being diluted to 33.1%.
- On 21 February 2023, the Vodafone Group completed the sale of its 70% shareholding in Vodafone Ghana (Ghana Telecommunications Company Limited) to Telecel Group.
- On 7 March 2023, the Vodafone Group completed the sale of 50% of its German fibre-to-the-home ('FTTH') company to Altice. The joint venture will deploy FTTH to up to seven million homes in Germany over six years and will offer wholesale access to all telecommunications service providers, with Vodafone Germany as the anchor tenant.
- On 29 March 2023, the Vodafone Group announced the initiation of procedures for a statutory merger and squeeze-out of minority shareholders in Kabel Deutschland Holding AG ('KDG'). As of 31 March 2023, Vodafone owned 94.0% of KDG's share capital. Vodafone KDG will acquire the shares of all KDG minority shareholders, and KDG will be merged into Vodafone KDG.

Read more in our financial statements, note 12 'Investments in associate and joint arrangements'

Click here to view a simplified holding structure for the Vodafone Group: **investors.vodafone.com/VodafoneGroupHoldingStructure**

Regulation

Unaudited information

Introduction

Our operating companies are generally subject to regulation governing their business activities. Such regulation typically takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional level and in the European Union ('EU'), in which we had significant interests during the period ended 31 March 2023. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union ('EU')

The European Electronic Communications Code ('Code') has updated the telecoms regulatory framework in Europe. The transposition process was due in December 2020 across all the Member States, but it has experienced delays in several countries. As a consequence, the European Commission ('EC') started infringement procedures against the remaining Member States at the same time, and afterwards referred the breach to the Court of Justice of the European Union ('CJEU'). As of 31 March 2023, all markets (within our footprint) have transposed the Code into national legislation. Additionally, outside the EU, Albania is consulting on the transposition of the Code into Albanian legislation, with aim of fully aligning Albanian telecommunications legislation with the EU, as part of the integration package for the accession of Albania to the EU.

Addressing the challenges posed by the COVID-19 pandemic, the Next Generation EU package is the Union's means to support the recovery processes in EU Member States. The bulk of the proposed recovery measures are funded by a new temporary recovery instrument, the EU Recovery and Resilience Facility ('RRF'), worth nearly €750 billion, which was adopted in December 2020. A significant amount is allocated towards digital and green initiatives, with a minimum threshold of 20% of the RRF to be allocated to digital and 37% to green initiatives. As of 31 March 2023, the EC had approved the national plans under the RRF for all 27 EU Member States, of which Czech Republic, Germany, Greece, Ireland, Italy, Portugal, Romania and Spain are within Vodafone's footprint.

In February 2022, the EC published its proposal for a regulation laying down harmonised rules on fair access to and fair use of data (the 'Data Act'). The Regulation applies to manufacturers of connected devices, data holders, recipients, and providers of data processing services (cloud service providers) who will be subject to new requirements to support switching and interoperability. Negotiations are ongoing.

The Digital Markets Act ('DMA') was agreed in March 2022 and published in the official EU Journal in November 2022. The Commission is preparing for implementation. Providers of online platforms who pass the quantitative thresholds to be designated as 'gatekeepers' (annual turnover of €7.5 billion within the EU or a worldwide market valuation of €75 billion, plus 45 million monthly active end-users and 10,000 business users) will be subject new ex-ante regulatory obligations under the DMA. This designation will take place between May and September 2023, with a grace period of six months thereafter before enforcement proceedings will begin in early 2024.

The Digital Services Act ('DSA') was also agreed in 2022 and published in the official EU Journal in November 2022. Online platforms, who have new obligations under the DSA, will be required to report their numbers of active users to the Commission, to inform the designation of Very Large Online Platforms ('VLOPs') who will be subject to additional risk assessment and platform design obligations. For the VLOPs, enforcement will begin in mid-2023, however, obligations for online platforms below this threshold will not take effect until early 2024.

On 1 July 2022, the EU-Roaming Recast Regulation entered into force, prolonging the existing Regulation to ensure the continuation of Roam-Like-at-Home ('RLAH') for 10 years. The new regulation reduces the wholesale price caps for all services (data, voice and SMS) and brings new measures on transparency (including on the use of non-terrestrial networks), quality of service ('QoS') and access to emergency communications. In October and December 2022, respectively, the European Body of Regulators ('BEREC') published its final wholesale and retail guidelines providing interpretation guidance to the Regulation.

On 15 September 2022, the European Commission adopted its draft Cyber Resilience Act ('CRA'), introducing horizontal cybersecurity requirements for products with digital elements and associated services that are placed on the European single market. Products in scope will be subject to conformity assessment. Highly critical products will be subject to European cybersecurity certification schemes. The EC's draft CRA has entered the co-legislative process which will be completed at the end of 2023 at the earliest, with new legislation coming into force during the course of 2024 and applicable two years thereafter.

Negotiations on the Artificial Intelligence Act ('AI Act') are progressing, with the Council agreeing a General Approach on the file in December 2022. Annex III of the draft AI Act describes a number of AI systems that pose a 'high risk' and will therefore be subject to additional ex-ante regulatory obligations and conformity assessment process before being placed on the market. Amendments in the Parliament and Council include 'management of the Internet' and 'safety components of critical digital infrastructure' within Annex III.

On 15 December 2022, the European institutions jointly signed the European Declaration on Digital Rights and Principles for the Digital Decade ('Declaration'), covering issues including inclusion, freedom of choice online, online safety and security, and sustainable digitalisation. The Declaration puts forward, inter alia, the commitment to "developing adequate frameworks so that all market actors benefiting from the digital transformation assume their social responsibilities and make a fair and proportionate contribution to the costs of public goods, services and infrastructures, for the benefit of all people living in the EU".

In January 2023, the EU Digital Decade Policy Programme 2030 came into force. The initiative, a decision of the European Parliament ('Parliament') and the Council of the European Union ('Council'), sets targets to be met by Member States by 2030 on the following four key pillars: a digitally skilled population and highly skilled digital professionals; secure and sustainable digital infrastructures (target is to have all European households connected to gigabit speeds and all populated areas covered by 5G); digital transformation of businesses; and digitalisation of public services. Member States should submit to the Commission national digital decade strategic roadmaps showing how they intend to meet these targets up to 2030. The EC is accountable for continually monitoring progress towards these targets by means of key performance indicators, which it is currently consulting on. The first report towards progress is expected by September 2023.

In February 2023, the EC published the draft Gigabit Infrastructure Act ('GIA') (revising the 2014 Broadband Cost Reduction Directive). The GIA aims to reduce the cost of deploying gigabit electronic communication networks by improving the permit granting process and specifying that fees cannot exceed administrative costs. All permit-granting submissions will need to go through a single information point in each Member State, and timely approval of permits has been strengthened by cutting wait times to four months and including the right to compensation for damage caused by non-compliance with deadlines. The EC will publish an implementing act specifying permit exemption categories, which are currently not included in the proposal. This is set to be completed 18 months following GIA adoption. The GIA is expected to be passed by the end of March 2024.

In addition to the GIA proposals, the Commission has published a far-reaching consultation on the future of the electronic communications sector and its infrastructure. The consultation contains over 60 questions over four chapters, covering: (i) technological and market developments; (ii) fairness for consumers; (iii) barriers to the single market; and (iv) achieving a fair contribution from all digital players to connectivity infrastructure. The deadline for response is 19 May 2023.

Country specific

Germany

In July 2022, the national regulatory authority ('NRA') ('BNetzA') published its final regulation regarding the wholesale access markets (so-called Market 3a). There have been no significant changes to the regulation of copper network access; however the decision does implement a light touch regulation of fibre access ('FTTH'). For the first time in Germany, an access regime for FTTH based on full equivalence of input will enforce the equal treatment of wholesale demand and Deutsche Telekom's ('DT') retail arm. In addition, BNetzA will improve access to DT's passive infrastructure (ducts, masts) due to its significant market power on broadband wholesale markets, including introducing regulated prices for the first time. In addition, the new regulation prolongs current unbundled local loop and bitstream access to DT's copper network. Additionally, BNetzA have published a new draft regulation for wholesale central access (so-called Market 3b) for consultation. The final regulation is pending.

Licences for frequency allocations at 800MHz, parts of 1800MHz, and 2600MHz will expire at the end of 2025. Vodafone Germany currently holds allocations at 800MHz and 2600MHz. BNetzA is therefore assessing its options on how to proceed on the reallocation of this spectrum. It may either re-auction the spectrum, or prolong the existing licences, or a combination of these. BNetzA furthermore considers swapping the licence terms for the 800MHz and 900MHz allocations. Thus, 900MHz instead of 800MHz spectrum would now be auctioned, and the 800MHz allocations would be prolonged till 2033. BNetzA is expected to make a final decision on next steps by the end of 2023.

In 2019, Vodafone acquired spectrum at 2.1GHz and 3.6GHz. The spectrum allocation includes coverage obligations which, depending on the specifics of the obligation, to be fulfilled by end of either 2022 or 2024. All mobile network operators have reported on time on the status of obligation fulfilment for the 2022 obligations, including given judicial or factual circumstances hindering fulfilment. BNetzA is assessing the reports, including Vodafone's. Results are expected in June 2023, and it is possible that BNetzA will decide to impose fines in event of non-fulfilment.

Italy

In March 2017, the NRA ('AGCOM') imposed a minimum billing period of one month for fixed and converged offers, effective by the end of June 2017. The operators appealed AGCOM's resolution before the Administrative Court and the appeal was rejected in February 2018. Vodafone Italy filed an appeal before the Council of State and, after the public hearing held in July 2020, the Council of State issued a Preliminary referral to the CJEU in order to assess if AGCOM has the power to impose minimum and binding billing periods under EU law. The proceeding before the CJEU is still pending, with a decision expected by the end of June 2023.

In January 2020, the national competition authority ('AGCM') ruled that Vodafone Italy, Telecom Italia ('TIM'), Fastweb and WindTre had coordinated their commercial strategies relating to the transition from four-week billing (28 days) to monthly billing, with the maintenance of an 8.6% price increase, in violation of Art.101 of Treaty on the Functioning of the EU ('TFEU'). In July 2021, the Administrative Tribunal published its judgment annulling the AGCM's decision and fine against Vodafone Italy for lack of evidence, accepting all of Vodafone Italy's defensive arguments. According to the Tribunal, the alleged infringement was in fact the outcome of the companies' independent choices to comply with legislation imposing an obligation to issue customer bills on a monthly

Regulation (continued)

Unaudited information

basis. Prior to the Tribunal decision, Vodafone Italy had agreed to pay the €60 million fine in 15 monthly instalments of €4 million each. Following the Tribunal decision, Vodafone Italy started the process to be reimbursed for the two instalments, totalling €8 million, paid so far. The AGCM has submitted an appeal against the Tribunal decision to the Council of State. The public hearing was held on 26 January 2023 and Vodafone Italy is now waiting for the final decision of the Council of State, which is expected before the end of May 2023.

In January 2021, TIM proposed a final fibre network co-investment to AGCOM, which was approved in December 2021. However, TIM has subsequently sought to amend the co-investment offer, to include the ability for it to increase wholesale prices to account for inflation. Therefore, in November 2022, AGCOM started a new market consultation on the amended co-investment offer, including the new price indexing mechanism. The proceedings are not yet concluded, and the final decision is expected by June 2023.

United Kingdom

In November 2021, the Telecommunications Security Act ('TSA') was passed into legislation. This modified the Communications Act to allow the Secretary of State to issue High Risk Vendor ('HRV') designations that restrict the usage of named equipment suppliers. In October 2022, a HRV designation was issued mandating the removal of Huawei from 5G networks by the end of 2027 and restricting the use of Huawei equipment in UK telecoms networks in the meantime. The TSA also allows the Secretary of State to issue security regulations requiring providers of electronic communications networks and services to comply with a specified Code of Practice. After consultation, in September 2022, the Department for Digital, Culture, Media and Sport issued such security regulations, and the associated Code of Practice clarified the requirements and permitted longer implementation timescales for Vodafone UK than had originally been proposed in the TSA. Similarly, after consultation Ofcom has established the compliance regime associated with the Code of Practice.

The NRA ('Ofcom') concluded a review of UK mobile market in December 2022. In its conclusions, Ofcom outlined its intention to make decisions that will encourage investment in mobile networks. Ofcom also confirmed it remained open-minded on the matter of mobile consolidation. In parallel, the government's Wireless Infrastructure Strategy review, which is focused on future technologies and infrastructure evolution in the sector, is expected to conclude by September 2023.

Ofcom's review of Net Neutrality rules is underway. While the UK is still committed to high-level open internet alignment under the terms of the UK/EU trade deal, Ofcom has proposed a set of measures designed to aid clarity around the interpretation of the existing rules and outlined a more permissive approach to matters such as tariff differentiation, network slicing and zero rating. Ofcom is expected to conclude its review by end of 2023.

In April 2023, the Government launched its Wireless Infrastructure Strategy, which sets out its ambition for 5G between now and 2030. The strategy recognises many of the commercial challenges facing the sector, setting out a number of initiatives aimed at remedying them. These include a plan to set out a clear evidence-based and forward-looking rationale for setting spectrum fees by the end of 2023; an open-minded approach to market consolidation and changes to planning rules to make it easier to alter masts. The strategy also signals the Government's desire to incentivise take-up of new technology, including releasing funding for local governments and ensuring digital connectivity requirements are at the heart of all future major infrastructure projects.

Vodacom: South Africa ('SA')

The NRA ('ICASA') has concluded a Review of the Pro-competitive Conditions imposed on relevant licensees in terms of the Call Termination Regulations and published its draft findings document in March 2022. However, Telkom (a licensed network operator) has initiated a High Court review of the report. ICASA has been unable to conduct the cost modelling or publish the final report. There is no information on expected timelines for this challenge.

On 3 April 2022, ICASA published a set of amendments to the End-User and Subscriber Service Charter Regulations 2016 for public comment. The proposed amendments facilitate the easier transfer of unused voice, SMS and data credit that is unused at the expiry of a billing period, which under the rules shall not expire before a period of six months. Vodacom SA submitted a written response to the proposed changes in June 2022 and participated in a public hearing held by ICASA in October 2022.

Other Europe: Spain; Ireland; Portugal; Romania; Greece; Czech Republic; Albania

Spectrum

In Spain, spectrum auctions were held on 21 September 2022. Vodafone Spain acquired two national concessions of 200MHz each, i.e. a total of 400MHz, for €8 million. Additionally, in December 2022 the National State Budget was approved. The law sets a reduction of spectrum fees (for 5G bands 700MHz and 3.5 GHz) for a temporary period of two years (2022 – 2023). This has resulted in €11.2 million savings per year for Vodafone Spain.

In Portugal, in July 2021 the NRA ('ANACOM') approved the renewal of Vodafone Portugal's rights of use for 900MHz and 1800MHz until 2033. The spectrum renewal came with coverage obligations, which MNOs reached an agreement for in June 2022, which was then approved by ANACOM in July 2022. Vodafone Portugal has until 13 July 2023 to comply with these additional obligations.

Additionally, Vodafone Portugal continues to appeal against certain aspects of the auction conditions for the 5G auction, which concluded in November 2021, claiming the conditions between new entrants and mobile network operators were discriminatory. Legal proceedings are still ongoing, with no expected date of conclusion, and the rights of use remain in place.

In Ireland, the NRA ('ComReg') progressed with and concluded the main stage of the multi-band spectrum auction in December 2022. Vodafone Ireland acquired spectrum in the following bands: 2x10MHz in the 700MHz band, 2x20MHz in the 2.1GHz band, 2x35MHz and 30MHz in the 2.6GHz band.

In Romania, in November 2022, the 5G auction ended with Vodafone Romania acquiring 2x5MHz in the 700MHz band and 100MHz in the 3.5GHz band, rights of use starting in January 2023 and January 2026, respectively.

In Czech Republic, in November 2022, the NRA ('CTU') renewed Vodafone Czech Republic's 2100MHz licence until the end of 2041. Renewal includes an obligation to keep Global System for Mobile communication ('GSM') until June 2028 and to improve the quality of mobile data service on motorways.

In Albania, there were delays to the planned auction of 5G spectrum in all bands. This was due to the new entrant, 4iG, acquiring ONE Telecommunications, which resulted in the NRA ('AKEP') supporting the re-balancing of spectrum between the remaining Albanian MNOs, including Vodafone Albania. However, the spectrum re-balancing process was successfully closed on 1 January 2023, and the technical transfer of the spectrum is expected to be finalised by 30 April 2023.

As a result, AKEP has announced that the 5G auction for all bands (3.5MHz, 26GHz and 700MHz) will start after the technical transfer of the spectrum. AKEP has started preliminary discussions with the operators on their interest in the bands up for auction, which is expected to happen by July 2023. There is no official document yet on the auction model, prices and other terms.

Concerns over electromagnetic field ('EMF') triggered a residents' petition in Greece for the annulment of the 5G Auction Tender document. Despite

the auction process completing in December 2020 and the assigned spectrum already being in use by Vodafone Greece, the petition against the Tender document was heard in January 2022, and a decision by the Council of State is pending, estimated to conclude by mid-2023. In the case that the petition is accepted, the assignment of 5G spectrum rights will be declared invalid.

Universal Service Obligations ('USO') and Consumer Support Measures

Vodafone Greece has three active appeals against the NRA ('EETT'). These are in relation to charges amounting to around €16.75 million. €9 million of this is imposed in relation to the provision of universal services by operator OTE for the period of 2010 through to 2011. Vodafone Greece has appealed these costs, with the hearing due in November 2023. The remaining €7.75 million has been imposed on Vodafone Greece due to a decision of EETT on the USO net costs for the period of 2012-2016. Vodafone Greece also appealed these costs, and a final decision is expected by the end of 2023.

Similarly, Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012 to 2014 extraordinary compensation of USO costs.

In Czech Republic, based on the results of a public tender announced by CTU in December 2022, Vodafone Czech Republic became one of the universal service providers of subsidy (up to CZK 200 per month) to people with certain social needs. The subsidy will be provided by the state through designated service providers. The obligation to provide the subsidy is valid from 1 January 2023 until 31 December 2025.

In relation to consumer customer relations, in Spain, there is a Bill pending that will introduce new requirements around the provision of customer care and managing customer complaints, and compensation. The text of the Bill was approved by the Government on 31 May 2022, and it is expected to be fully approved by end of 2023.

Networks

In Czech Republic, in March 2022, Vodafone Czech Republic and T-Mobile Czech Republic announced a project for joint deployment of fibre infrastructure, with the details of the process now being finalised.

Additionally, in Greece, approval for the 5G extension of the existing 4G network sharing agreement between Vodafone Greece and Nova/Wind Hellas is pending with EETT since August 2021. EETT requested both MNOs for additional data, which was submitted by Vodafone in February 2023. A final decision is expected by July 2023.

In relation to network security, in Spain, the Government adopted their Cybersecurity Law in March 2022. The law introduces the concept of high-risk suppliers ('HRS') and creates a new framework: (i) for identifying HRS; (ii) limiting the use of HRS in both the Core and the Access networks; and (iii) for 5G operators to develop a risk assessment on their networks, and a vendor diversification strategy. No supplier has been identified as 'high risk' so far.

Roaming

Following the successful implementation of the RLAH regime between the 'West Balkans 6' ('WB6') countries (Albania, Kosovo, Montenegro, Macedonia, Serbia, Bosnia) which from July 2021 has removed roaming surcharge rates between these countries, the Regional Cooperation Council has started the discussions to extend roaming reduction tariffs between the EU and WB6.

Access

In Portugal, in June 2022, ANACOM published its final decision regarding the review of pricing of the Reference Duct Access Offer ('RDAO') and Reference Poles Access Offer ('RPAO') provided by the incumbent, MEO. ANACOM's decision is based on evidence that action was needed in order to ensure cost orientation of prices applicable to said infrastructure. The decision was retrospectively applicable as of 15 February 2022 and reduced RDAO's monthly fees by 35% and RPAO's monthly fees by 20%.

Additionally, in Greece, the EETT issued its final decision on wholesale access markets in February 2023. In general, the EETT has maintained the majority of the remedies, given the incumbent ('OTE') still has significant market power ('SMP') in these markets. However, it has enhanced access to passive infrastructure. In addition, for FTTH services, whilst it will retain cost orientation obligations, it will lift the margin squeeze obligations on OTE and allow OTE to provide volume discounts.

In Czech Republic, in September 2021, the CTU published a draft market analysis of the mobile wholesale access market, proposing to impose regulation on the wholesale price for mobile voice, SMS and data. The CTU notified these draft measures to the EC, but the EC issued its decision in February 2022, stating that the three criteria test was not met, and ex-ante regulation based on a joint SMP finding was unjustified, and therefore requested the CTU to withdraw the proposals. On 17 August 2022, the CTU published an amended draft market analysis for public consultation. After the consultation process, the CTU notified draft measures to the EC in December 2022. In January 2023, the EC opened an in-depth investigation into the notified measures, which concluded on 24 March 2023, with the EC adopting a decision requiring the CTU to withdraw its proposed draft measure. The Commission's decision means that CTU cannot adopt its draft measure as notified.

Other Africa and Middle East: Democratic Republic of the Congo (DRC); Tanzania; Mozambique; Lesotho; Turkey; Egypt.

Devices and registration

In Tanzania, the NRA ('TCRA') issued regulations that introduce a biometric registration requirement for SIMs, and restrict the number of SIMs a customer may own. The TCRA has directed disconnection of unverified SIMs in this category by 13 February 2023. Vodacom Tanzania consequently disconnected unverified customers as directed, and is now engaging with TCRA and customers to facilitate verification and re-activation, including through a self-verification process that has been approved by TCRA.

Similarly, in Lesotho, the Minister of Communication introduced new SIM Registration regulations, which must be complied with by 24 June 2023. The regulations require the operator to enact biometric registration, establish a central database with the Communications Authority, re-register SIMs with a six-month timeline and enforce penalties of Maloti 5k per non-compliant SIM card.

Spectrum

In Lesotho, Vodacom Lesotho had extended its right to use 3500MHz trial 5G spectrum up to 31 March 2022 when it vacated the spectrum bands upon expiry of these rights of use. Vodacom Lesotho is still engaging with the authorities to convert the trial licence to a permanent licence, which is under consideration by the NRA ('LCA').

In Mozambique, Vodacom Mozambique is seeking to extend the rights to use spectrum that was temporarily assigned to it during COVID-19. Vodacom Mozambique entered discussions with the NRA ('ARECOM') to acquire this spectrum as a permanent licence. The negotiations concluded in January 2023, whereby ARECOM has accepted Vodacom Mozambique's offer of US$12.5 million for three bands, namely: acquire the 1800MHz and 2100MHz, coupled with 900MHz based on a staggered payment plan over five years, and subject to a down payment of US$40 million.

In Turkey, in April 2023, the NRA (BTK) issued a decision providing a six-year extension to the GSM Concession Agreement (2G/900MHz licence) which was due to expire in April 2023. The extension fee for Vodafone Turkey is €120m (+18% VAT).

In Tanzania, the TCRA convened a spectrum auction on 11 October 2022. Vodacom Tanzania participated in the auction and successfully acquired licences for spectrum in the 700MHz, 2300MHz and 2600MHz bands. Additionally in Tanzania, on 1 September 2022, Vodacom Tanzania successfully launched its 5G network using the new 3.5GHz frequencies.

Regulation (continued)

Unaudited information

Regulatory and legal disputes and fines

In the Democratic Republic of the Congo ('DRC'), Vodacom DRC are in ongoing negotiations with the NRA ('ARPTC') in relation to new regulatory fees that were first introduced in in March 2022. On 22 October 2022, the MNOs (including Vodacom DRC), Minister of Communications and ARPTC reached an agreement and signed a Memorandum of Understanding ('MoU') on the new regulatory fees, setting out revised fees and modality of payment. The MoU also provides for resolution of any pending fines and legal actions in this regard. Execution of each party's obligations under the MoU is ongoing.

In Tanzania, the TCRA found that Vodacom Tanzania had failed to comply with regulatory QoS targets, mostly in the Zanzibar region, and has ordered Vodacom Tanzania to execute network improvement, with threat of fines if it fails to comply.

In Tanzania, the Finance Act 2021 introduced a mobile money levy which charged a rate of TZ10 to TZ10,000 for the use of mobile money services. However, the Minister of Finance has since reduced the original levy by 60% and carved out transfers from a bank account to a mobile money account, and transfers between users' own bank or mobile accounts. There is further ongoing dialogue between the mobile operators' industry association and the Ministry of Finance on the possibility of eliminating the levy completely.

In Lesotho, the LCA issued a penalty of M134 million to Vodacom Lesotho on grounds that its statutory auditor was not independent. Vodacom Lesotho has appealed the fine to the Court and has ultimately agreed to settle with the LCA. The Court issued an order of settlement of the matter, in terms of which the Court inter alia ordered Vodacom Lesotho to pay a total of M4 million to LCA (with M2 million payable by the end of November 2022, and the remaining M2 million payable within two years). This matter is now closed.

Networks and access

In Turkey, in October 2021, the ICTA introduced a margin squeeze test on wholesale reference offers. Subsequently on 1 June 2022, ICTA permitted a price increase of 67% for Bitstream Wholesale Access Costs, to account for the high inflationary environment. Vodafone Turkey then requested a margin squeeze test from ICTA against the incumbent (Türk Telekom), which then increased its fixed broadband retail tariffs.

Additionally, the ICTA has not finalised Türk Telekom's Reference Offer revision process for two years; therefore, regulated fibre access model and revisions for wholesale service level agreements ('SLAs') are still expected.

In Tanzania, the TCRA launched a study to update the Interconnection Rates Determination No.5/2017 to determine rates for termination of domestic traffic on mobile networks. The final rate derived from the study, once completed, shall apply retrospectively from 1 January 2023, up to 31 December 2028.

In Egypt, Vodafone Egypt is in the process of shutting down 3G technology by end of 2026. The NRA ('NTRA') will define an industry 3G shutdown roadmap in line with Vodafone Egypt's own roadmap.

Mobile termination rates ('MTRs')

Country by region	2020[1]	2021[1]	2022[1]	2023[1]
Europe				
Germany (€ cents)	0.90	0.78	0.55	0.40
Italy (€ cents)	0.76	0.67	0.55	0.40
UK (GB£ pence)	0.479	0.468	0.379	0.391
Spain (€ cents)	0.64	0.64	0.55	0.40
Ireland (€ cents)	0.55	0.43	0.43	0.40
Portugal (€ cents)	0.39	0.36	0.36	0.36
Romania (€ cents)	0.76	0.76	0.55	0.40
Greece (€ cents)	0.622	0.622	0.55	0.40
Czech Republic (CZK)	0.248	0.248	0.1406	0.0981
Albania (ALL)[2]	1.11	1.11	1.11	1.11
Africa and Middle East				
South Africa (ZAR)	0.10	0.09	0.09	0.09
Democratic Republic of Congo (USD cents)	2.00	2.00	2.00	1.50
Lesotho (LSL/ZAR)	0.12	0.09	0.09	0.09
Mozambique (meticash) (Dollar cents)[3]	0.37	0.31	0.25	0.18
Tanzania (Tanzanian shillings)	5.20	2.60	2.00	2.00
Turkey (lira)	0.03	0.03	0.03	0.02
Egypt (PTS/Piastres)	11.00	11.00	11.00	11.00

Notes:

1. All MTRs are based on end of financial year values.
2. **Albania:** There is no official decision so far regarding the reduction of the national MTRs below 1.11 ALL/min. In May 2021 the NRA approved the draft "Results of the cost model of wholesale mobile network services" based on a study by an external consultant. A glidepath was proposed aiming at a maximum MTR of 1.02 ALL/min in 2022 but the NRA never issued a decision imposing the mentioned reduction.
3. **Mozambique:** New cost model completed and glidepath introduced from January 2021.

Overview of spectrum licences at 31 March 2023

	700 MHz	800 MHz	900 MHz	1400 / 1500 MHz	1800 MHz	2.1 GHz	2.3 GHz	2.6 GHz	3.5 GHz
	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)
Germany	2x10 (2033)	2x10 (2025)	2x10 (2033)	20 (2033)	2x25 (2033)	2x15[2] (2040)	n/a	2x20+25 (2025)	90 (2040)
						2x5[2,3] (2025)			
Italy[18]	2x10 (2037)	2x10 (2029)	2x10 (2029)	20 (2029)	2x15 (2029)	2x15 (2029)	n/a	2x15 (2029)	80 (2037)
					2x5[3] (2029)				
UK[4]	n/a	2x10 (2033)	2x17.4	20 (2023)	2x5.8	2x14.8	n/a	2x20+25 (2033)	50 (2038)
									40 (2041)[3,5]
Spain[18]	2x10 (2041)[6]	2x10 (2031)	2x10 (2028)	n/a	2x20 (2030)	2x15+5 (2030)	n/a	2x20+20 (2030)	90 (2038)
Ireland	2x10 (2042)	2x10 (2030)	2x10 (2030)	n/a	2x25 (2030)	2x20 (2042)	n/a	2x35 + 30 (2042)	105[7] (2032)
Portugal	2x10 (2041)	2x10 (2027)	2x5 (2033)	n/a	2x6 (2033)	2x20 (2033)	n/a	2x20+25 (2027)	90 (2041)
			2x5[3] (2027)		2x14[3] (2027)				
Romania									40 (2025)
	2x5 (2047)	2x10 (2029)	2x10 (2029)	n/a	2x30 (2029)	2x14.8 (2031)	n/a	n/a	100 (2047)[8]
Greece[18]	2x10 (2036)	2x10 (2030)	2x15 (2027)	n/a	2x10 (2027)	2x20 (2036)	n/a	2x20+20 (2030)	140 (2035)
					2x15[3] (2035)				
Czech Republic	2x10 (2036)	2x10 (2029)	2x10 (2029)	n/a	2x27 (2029)	2x20 (2041)[9]	n/a	2x20 (2029)	100 (2032)[10]
Albania[11]	n/a	2x10 (2034)	2x8 (2031)	n/a	2x9 (2031)	2x15+5 (2025)	n/a	2x20+20 (2030)	n/a
			2x1.8[3] (2030)		2x14[3] (2030)	2x5[3] (2029)			
			2x4[3] (2024)		2x5[3] (2024)	2x5[3] (2031)			
South Africa[12]	2x10	n/a	2x11[13]	n/a	2x12	2x15[13]	n/a	80	10
Democratic Republic of Congo	n/a	2x10 (2038)	2x6 (2038)	n/a	2x18 (2038)	2x10+15 (2032)	n/a	n/a	2x15 (2026)
Lesotho	n/a	2x20[14]	2x22[14]	n/a	2x30[14]	2x20[14]	n/a	n/a	2x21[14] (2036)
									79 (Trial)
Mozambique	n/a	2x10 (2039)	2x10 (2039)	n/a	2x20 (2039)	2x15+5 (2039)	n/a	n/a	100[15] (2024)
					2x5[3,15] (2028)	2x5[3,15] (2028)			
Tanzania	2x10 (2033)								
	2x10 (2037)	n/a	2x12.5 (2031)	n/a	2x10 (2031)	2x15 (2031)	70 (2037)	20 (2037)	2x7+2x14 (2031)
Turkey	n/a	2x10 (2029)	2x11 (2023)[16]	n/a	2x10 (2029)	2x15+5 (2029)	n/a	2x15+10 (2029)	n/a
			2x1.4[3] (2029)						
Egypt	n/a	n/a	2x12.5 (2031)	n/a	2x10 (2031)	2x20 (2031)	n/a	40 (2031)[17]	n/a

Notes:

1. **All:** Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number.
2. **Germany:** The allocation of 2.1GHz will change to the following: At present we have 2x15 MHz (2040) and 2x5 (2025); in January 2026 will have 2x20 MHz (2040).
3. **Multiple:** Blocks within the same spectrum band but with different licence expiry dates are separately identified.
4. **UK:** All UK spectrum licences are perpetual so any dates given are the ones from which licence fees become payable, and where no date is given this means that licence fees already apply.
5. **UK:** Currently in the transition period of the 3.4-3.8 GHz defragmentation deal with Virgin Media O2. Once the transition is completed in 2025, Vodafone will have 90 MHz with an expiry date of 2038.
6. **Spain:** The initial term of the licence is 20 years, with the option to renew the licence for an additional 20 years as long as the licence conditions have been met.
7. **Ireland:** 105 MHz in cities, 85 MHz in regions.
8. **Romania:** 100 MHz 3.5 GHz licence to start upon expiry of the original 40 MHz licence.
9. **Czech Republic:** Early extension to the 2.1 GHz licence achieved in 2022, extending the term of the original licence from 2025 to 2041.
10. **Czech Republic:** Includes 40 MHz acquired from PODA, with same licence duration as the other 60 MHz.
11. **Albania:** As part of the merger remedies from the ONE-ALBtelecom merger, Vodafone has agreed to acquire the following spectrum from the merged entity effective 1 May 2023: 2x4.5 MHz of 1800 MHz expiring June 2024; 2x7.2 MHz of 1800 MHz expiring March 2034; 2x5 MHz of 2.1 GHz expiring June 2026; and 2x20 MHz of 2.6 GHz expiring May 2031.
12. **South Africa:** Under South Africa's licensing regime, Vodacom has been assigned a network and service operating licence. This operating licence permits Vodacom South Africa to be assigned spectrum licences which are valid for the duration of the operating licence, subject to annual renewal through the payment of annual spectrum usage regulatory fees. Vodacom's operating licence will expire in 2029.
13. **South Africa:** The South African Regulator has indicated that it has approved Vodacom's 2100 MHz licence amendment which effectively returns the 2100TDD spectrum. Surrender of 2x1 MHz in 900 MHz due to band harmonisation imminent.
14. **Lesotho:** Vodacom's Lesotho spectrum licences are attached to a unified services licence and renewed annually. 1x79 MHz of 3.5GHz has been licensed on a temporary basis and is pending renewal.
15. **Mozambique:** 3.5GHz spectrum for 5G trial which was extended to 2024. 2x5 of 2.1GHz and 2x5 of 1800 MHz have been acquired for 5 years expirying in 2028. A further 2x2 MHz of 900 MHz was also acquired expiring in line with the overall unified licence.
16. **Turkey:** Extension of 2x11 MHz licence up to 30 April 2029 was completed on 18 April 2023. Licence extension Protocol is subject to Council of State's opinion which is pending.
17. **Egypt:** The first tranche of 20 MHz of 2.6 GHz was made available In November 2021 and the second tranche of 20 MHz was received in January 2022.
18. **Multiple:** We currently hold mmWave 26 GHz licences in Italy, Spain and Greece.

Form 20-F cross reference guide

The information in this document that is referenced in the following table will be included in our Annual Report on Form 20-F for 2023 filed with the SEC (the '2023 Form 20-F'). The information in this document will be updated and supplemented at the time of filing with the SEC or later amended if necessary. No other information in this document is included in the 2023 Form 20-F or incorporated by reference into any filings by us under the Securities Act. Please see 'Documents on display' on page 233 for information on how to access the 2023 Form 20-F as filed with the SEC. The 2023 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2023 Form 20-F.

Item	Form 20-F caption	Location in this document	Page
1	**Identity of Directors, senior management and advisers**	Not applicable	–
2	**Offer statistics and expected timetable**	Not applicable	–
3	**Key information**		
	3B Capitalisation and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Principal risk factors and uncertainties	51 to 56
4	**Information on the Company**		
	4A History and development of the Company	History and development	236
		Contact details	Back cover
		Shareholder information: Contact details for Equiniti and EQ Shareholder Services	230
		Shareholder information: Articles of Association and applicable English law	231
		Note 1 'Basis of preparation'	127 to 133
		Note 2 'Revenue disaggregation and segmental analysis'	134 to 137
		Note 7 'Discontinued operations and assets held for sale'	151
		Note 11 'Property, plant and equipment'	155 to 156
		Note 27 'Acquisitions and disposals'	194 to 195
		Note 28 'Commitments'	196
		Documents on display	233
	4B Business overview	About Vodafone	2
		Operating in a rapidly changing industry	3
		Key performance indicators	4 to 5
		Chair's message	6
		Chief Executive's statement and strategic roadmap	7
		Mega trends	8
		Our financial performance	16 to 25
		Purpose, sustainability and responsible business	26 to 50
		Note 2 'Revenue disaggregation and segmental analysis'	134 to 137
		Regulation	236 to 240
	4C Organisation structure	Note 31 'Related undertakings'	201 to 209
		Note 12 'Investments in associates and joint arrangements'	157 to 164
		Note 13 'Other investments'	165
	4D Property, plant and equipment	Note 11 'Property, plant and equipment'	155 to 156
4A	**Unresolved staff comments**	None	–
5	**Operating and financial review and prospects**		
	5A Operating results	Our financial performance	16 to 25
		Cyber security	42 to 43
		Note 21 'Borrowings'	174 to 175
		Regulation	236 to 240
	5B Liquidity and capital resources	Our financial performance: Cash flow, capital allocation and funding	23 to 25
		Long-term viability statement	57
		Directors' statement of responsibility: Going concern	112
		Note 19 'Cash and cash equivalents'	170
		Note 21 'Borrowings'	174 to 175
		Note 22 'Capital and financial risk management'	176 to 185
		Note 28 'Commitments'	196
	5C Research and development, patents and licences etc.	Note 10 'Intangible assets'	153 to 154
		Regulation: Overview of spectrum licences	241
	5D Trend information	Key performance indicators	4 to 5
		Mega trends	8
		Long-term viability statement	57
	5E Critical accounting estimates	Note 1 'Basis of preparation'	127 to 133

Item	Form 20-F caption	Location in this document	Page
6	**Directors, senior management and employees**		
	6A Directors and senior management	Our Board	65 to 67
		Our governance structure	68
		Our Executive Committee	69
		Division of responsibilities	70
	6B Compensation	Annual Report on Remuneration: 2023 Remuneration	92 to 106
		Remuneration Policy	86 to 91
		Note 23 'Directors and key management compensation'	186
	6C Board practices	Our Board	65 to 67
		Our governance structure	68
		Division of responsibilities	70
		Board activities and principal decisions	71 to 72
		Nominations and Governance Committee	74 to 76
		Audit and Risk Committee	77 to 82
		ESG Committee	83 to 84
		Remuneration Committee	85 to 86
		Remuneration policy	86 to 91
		Shareholder information: Articles of Association and applicable English law	231
	6D Employees	Our people strategy	13 to 15
		Note 24 'Employees'	187
	6E Share ownership	Annual Report on Remuneration: 2023 Remuneration	92 to 106
		Remuneration Policy	86 to 91
		All-employee share plans	97
		Note 26 'Share-based payments'	192 to 193
7	**Major shareholders and related party transactions**		
	7A Major shareholders	Shareholder information: Major shareholders	231
	7B Related party transactions	Annual Report on Remuneration: 2023 Remuneration	92 to 106
		Note 13 'Other investments'	165
		Note 23 'Directors and key management compensation'	186
		Note 29 'Contingent liabilities and legal proceedings'	196 to 199
		Note 30 'Related party transactions'	200
	7C Interests of experts and counsel	Not applicable	–
8	**Financial information**		
	8A Consolidated statements and other financial information	Consolidated financial statements	123 to 210
		Report of independent registered public accounting firm	–
		Note 29 'Contingent liabilities and legal proceedings'	196 to 199
		Dividend rights	232
	8B Significant changes	Not applicable	–
9	**The offer and listing**		
	9A Offer and listing details	Shareholder information	230 to 235
	9B Plan of distribution	Not applicable	–
	9C Markets	Shareholder information: Rights attaching to the Company's shares	232
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	**Additional information**		
	10A Share capital	Note 17 'Called up share capital'	169
	10B Memorandum and Articles of Association	Shareholder information	230 to 235
		Description of securities registered	–
	10C Material contracts	Shareholder information: Material contracts	233
	10D Exchange controls	Shareholder information: Exchange controls	233
	10E Taxation	Shareholder information: Taxation	233 to 235
	10F Dividends and paying agents	Note 9 'Equity dividends'	152
		Shareholder information	230 to 235
	10G Statements by experts	Not applicable	–
	10H Documents on display	Shareholder information: Documents on display	233
	10I Subsidiary information	Note 31 'Related undertakings'	201 to 209

Form 20-F cross reference guide (continued)

Forward-looking statements

Unaudited information

This document contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses, and certain of the Group's plans and objectives. In particular, such forward looking statements include statements with respect to:

- the Group's expectations and guidance regarding its financial and operating performance, the performance of associates and joint ventures, other investments and newly acquired businesses, preparation for 5G and expectations regarding customers;
- intentions and expectations regarding the development of products, services and initiatives, including the Group's strategy, introduced by, or together with. Vodafone or by third parties;
- expectations regarding the global economy and the Group's operating environment and market position, including future market conditions growth in the number of worldwide mobile phone users and other trends;
- revenue and growth expected from Vodafone Business' and total communications strategy;
- mobile penetration and coverage rates. MTR cuts, the Group's ability to acquire spectrum and licences, including 5G licences, expected growth prospects in the Europe and Rest of the World regions and growth in customers and usage generally;
- anticipated benefits to the Group from cost-efficiency programmes, including their impact on the absolute indirect cost base;
- possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments;
- expectations and assumptions regarding the Group's future revenue, operating profit, cash flow depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure
- expectations regarding the Group's access to adequate funding for its working capital requirements and share buyback programmes, and the Group's future dividends or its existing investments;
- the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; and
- climate change, including emissions targets and other ESG goals, commitments, targets and ambitions, climate-related scenarios or pathways and methodologies we use to assess our progress in relation to these.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'goals', 'estimates', or 'targets'. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements These factors include, but are not limited to the following:

- general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments;
- increased competition;
- levels of investment in network capacity and the Group's ability to deploy view technologies, products and services;
- evolving cyber threats to the Group's services and confidential data;
- the Group's ability to embed responses to climate-related risks into business strategy and operations;
- rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations;
- the ability of the Group to integrate new technologies, products and services with existing networks. technologies, products and services;
- the Group's ability to generate and grow revenue;
- slower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays;
- slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure;
- the Group's ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services;
- the Group's ability to secure the timely delivery of high-quality products from suppliers;
- loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets;
- changes in the costs to the Group of, or the rates the Group may charge for terminations and roaming minutes;
- the impact of a failure or significant interruption to the Group's telecommunications, networks, IT systems or data protection systems;
- the Group's ability to realise expected benefits from acquisitions, partnerships, pint ventures franchises, brand licences, platform sharing or other arrangements with third parties;
- acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities;
- the Group's ability to integrate acquired business or assets;
- the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposition;
- developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends;
- the Group's ability to satisfy working capital requirements;
- changes in foreign exchange rates;
- changes in the regulatory framework in which the Group operates;
- the impact of legal or other proceedings against the Group or other companies in the communications industry;
- changes in statutory tax rates and profit mix;
- climate change projection risk including, for example, the evolution of climate change and its impacts, changes in the scientific assessment of climate change impacts, transition pathways and future risk exposure and limitations of climate scenario forecasts;
- amendments to or new ESG reporting standards, models or methodologies;
- changes in ESG data availability and quality which could result in revisions to reported data going forward; and
- climate scenarios and the models that analyse them have limitations that are sensitive to key assumptions and parameters, which are themselves subject to some uncertainty.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under 'Principal risk factors and uncertainties on pages 51 to 56 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

References in this document to information on websites, including other supporting disclosures located thereon such as videos, our ESG Addendum and our TCFD report, and/or social media sites are included as an aid to their location and such information is not incorporated in, and does not form part of the 2023 Annual Report on Form 20-F.

Ernst & Young LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements. Accordingly, Ernst & Young LLP does not express an opinion or provide any other form of assurance on such information.

Definition of terms

Unaudited information

The definitions of non-GAAP measures are included in the 'Non-GAAP measures' section on pages 219 to 229.

3G	A cellular technology based on wide band code division multiple access delivering voice and faster data services.
4G	4G or long-term evolution ('LTE') technology offers even faster data transfer speeds than 3G/HSPA.
5G	5G is the fifth-generation wireless broadband technology which provides better speeds and coverage than the current 4G.
ADR	American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems.
ADS	American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems.
Africa	Comprises the Vodacom Group and business in Egypt.
AGM	Annual General Meeting.
Applications ('apps')	Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the MyVodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
B2C	Business-to-Consumer refers to the process of selling products and services directly between a business and consumers who are the end-users.
Capital additions	Comprises the purchase of owned property, plant and equipment and other intangible assets, other than licence and spectrum payments and integration capital additions.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Cloud services	This means the customer has little or no equipment, data and software at their premises. The capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee.
CO_2e	CO_2e, or Carbon dioxide equivalent, is a term for describing different greenhouse gases in a common unit. For any quantity and type of greenhouse gas, CO_2e signifies the amount of CO_2 which would have the equivalent global warming impact.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Depreciation and amortisation	The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
FCA	Financial Conduct Authority.
Financial services revenue	Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).
Fixed service revenue	Service revenue (see overleaf) relating to the provision of fixed line and carrier services.
Fibre to the cabinet ('FTTC')	Involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband.
Fibre to the home ('FTTH')	Provides an end-to-end fibre optic connection the full distance from the exchange to the customer's premises.
GAAP	Generally Accepted Accounting Principles.
GSMA	Global System for Mobile Communications Association.
ICT	Information and communications technology.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things ('IoT')	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
LTM	Last twelve months.

Mark-to-market	Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability.
Mbps	Megabits (millions) of bits per second.
Mobile broadband	Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
Mobile termination rate ('MTR')	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator.
Mobile virtual network operator ('MVNO')	Companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.
Next-generation networks ('NGN')	Fibre or cable networks typically providing high-speed broadband.
Net Promoter Score ('NPS')	Net Promoter Score is a customer loyalty metric used to monitor customer satisfaction.
Operating expenses	Comprise primarily sales and distribution costs, network and IT-related expenditure and business support costs.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other Markets	Other Markets comprise Turkey and Egypt. From 1 April 2023, the Group will revise its segments by moving Vodafone Egypt from the Other Markets segment to reflect the effective date of changes made to the Group's internal reporting structure following the transfer of Vodafone Egypt to the Vodacom Group in December 2022.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Partner markets	Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone's global products and services to be marketed in that operator's territory and extending Vodafone's reach into such markets.
Penetration	Number of SIMs in a country as a percentage of the country's population. Penetration can be in excess of 100% due to customers owning more than one SIM.
Petabyte	A petabyte is a measure of data usage. One petabyte is a million gigabytes.
Pps	Percentage points.
RAN	Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
Retail service revenue	Retail service revenue comprises Service revenue excluding Mobile Virtual Network Operator ('MVNO') and Fixed Virtual Network Operator ('FVNO') wholesale revenue.
Return on capital employed ('ROCE')	Return on capital employed reflects how efficiently we are generating profit with the capital we deploy.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming and Visitor	Roaming: allows customers to make calls, send and receive texts and data on other operators' mobile networks, usually while travelling abroad. Visitor: revenue received from other operators or markets when their customers roam on one of our markets' networks.
Smartphone penetration	The number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications.
Service revenue	Service revenue is all revenue related to the provision of ongoing services to the Group's consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
SME	Small and medium-sized enterprises.
SOHO	Small-Office-Home-Office customers.
Spectrum	The radio frequency bands and channels assigned for telecommunication services.
Task Force on Climate-related Financial Disclosures ('TCFD')	TCFD is a global framework for companies and other organisations to develop more effective climate-related financial disclosures through their existing reporting processes.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.
Vodafone Procurement Company ('VPC')	VPC is Vodafone's procurement company, leading purchasing and supplier management for Vodafone as a whole. Based in Luxembourg, VPC manages most of Vodafone's spending with suppliers worldwide. VPC supports the needs of Vodafone's operating companies and group functions, and sells procurement services to third parties.
_VOIS	_VOIS (Vodafone Intelligent Solutions) has grown from a single entity service provider to a global purpose-driven company that provides a comprehensive portfolio of services to Vodafone and other telecommunications operators throughout the world.
WACC	Weighted average cost of capital.

Notes

Our purpose: **Planet**

The paper content of this publication has been certifiably reforested via PrintReleaf – the world's first platform to measure paper consumption and automate reforestation across a global network of reforestation projects.

The cover and text are printed on Revive 100 uncoated, made entirely from de-inked post-consumer waste. This product is Forest Stewardship Council® ('FSC'®) certified and produced using elemental chlorine free ('ECF') bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management.

Certificate of Reforestation

Printreleaf hereby certifies that Vodafone has offset 3,000 kg of paper consumption by reforesting 79.58 standard trees at the Reforestation Project located in Ireland.

ACCOUNT ID **ACT_B44719E7E15D**
OFFSET ID **BX_AA2E3B72B883**
OFFSET DATE **2023-05-23**
REFORESTATION PROJECT **Ireland**
KG OF PAPER **3,000**
STANDARD TREES **79.58**

This report contains references to Vodafone's website, and other supporting disclosures located thereon such as videos, our ESG Addendum, our TCFD report, and our cyber security factsheet, amongst others. These references are for readers' convenience only and information included on Vodafone's website is not incorporated in, and does not form part of, this Annual Report or our Annual Report on Form 20-F.

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